As filed with the Securities and Exchange Commission on December 10, 2020

Registration No. 333-250962

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Griffin Capital Essential Asset REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6798	46-4654479
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number) 1520 E. Grand Avenue El Segundo, CA 90245 (310) 469-6100	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Javier F. Bitar Chief Financial Officer and Treasurer 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100	Howard S. Hirsch Chief Legal Officer and Secretary 1520 E. Grand Avenue El Segundo, California 90245 (310) 469-6100

(Name, address, including zip code, and telephone number, including area code, of agents for service)

Copies to:

David Bonser, Esq. Paul D. Manca, Esq. Stacey P. McEvoy, Esq. Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, N.W. Washington, DC 20004 (202) 637-5600	Julian T.H. Kleindorfer, Esq. Bradley A. Helms, Esq. Latham & Watkins LLP 355 South Grand Avenue Suite 100 Los Angeles, California 90071 (213) 485-1234	Lauren B. Prevost, Esq. Seth K. Weiner, Esq. Morris, Manning & Martin, LLP 3343 Peachtree Road, NE 1600 Atlanta Financial Center Atlanta, Georgia 30326 (404) 504-7744

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the closing of the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act of 1934, as amended:

Large Accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Griffin Capital Essential Asset REIT, Inc. may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities nor should it be considered a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED DECEMBER 10, 2020

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Cole Office & Industrial REIT (CCIT II), Inc.

To the Stockholders of Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”):

On October 29, 2020, CCIT II, a Maryland corporation, Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership and a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), CRI CCIT II LLC, a Delaware limited liability company and a wholly owned subsidiary of CCIT II (“CCIT II LP” and, together with CCIT II and the CCIT II Operating Partnership, the “CCIT II Parties”), Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a Maryland limited liability company and a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a Delaware limited liability company and a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) CCIT II will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving entity, (ii) OP Merger Sub will merge with and into CCIT II Operating Partnership (the “Partnership Merger”), with the CCIT II Operating Partnership being the surviving entity and (iii) CCIT II LP will merge with and into LP Merger Sub (the “LP Merger” and, together with the REIT Merger and the Partnership Merger, the “Mergers”), with LP Merger Sub being the surviving entity.

Pursuant to the Merger Agreement, at the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II’s Class A common stock, $0.01 par value per share (“CCIT II Class A Common Stock”), and Class T common stock, $0.01 par value per share (“CCIT II Class T Common Stock” and together with the CCIT II Class A Common Stock, “CCIT II Common Stock”), will be converted into the right to receive 1.392 shares of GCEAR Class E common stock, $0.001 par value per share, subject to the treatment of fractional shares in accordance with the Merger Agreement (the “REIT Merger Consideration”).

The board of directors of CCIT II (the “CCIT II Board”), based on the unanimous recommendation of the special committee of the CCIT II Board, which was comprised solely of independent directors (the “CCIT II Special Committee”), and the board of directors of GCEAR, respectively, each approved the Mergers. The obligations of CCIT II and GCEAR to effect the Mergers are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement, as described in this proxy statement/prospectus, including the approval of CCIT II stockholders.

CCIT II will hold a special meeting of its stockholders on February 23, 2021 (the “CCIT II Special Meeting”) to vote on the REIT Merger and the other proposals described in this proxy statement/prospectus. After careful consideration, and following the unanimous recommendation of the CCIT II Special Committee, the CCIT II Board recommends that you vote “FOR” each of the proposals to be considered at the CCIT II Special Meeting.

No matter the size of your investment in CCIT II, your vote is very important. Whether or not you expect to attend the CCIT II Special Meeting, vote as promptly as possible by completing, signing, dating and mailing your proxy card in the pre-addressed postage-paid envelope provided or by voting by one of the other methods specified in this proxy statement/prospectus. This saves CCIT II time and money it would otherwise spend to solicit your vote.

This proxy statement/prospectus provides you with detailed information about the CCIT II Special Meeting, the Merger Agreement, the Mergers and other related matters. We encourage you to read this proxy statement/prospectus in its entirety before voting. In particular, you should carefully consider the discussion in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 26.

Sincerely,

Avraham Shemesh

Chairman of the Board of Directors, Chief Executive Officer and President

Cole Office & Industrial REIT (CCIT II), Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the securities to be issued under this proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated December [        ], 2020, and is first being mailed to CCIT II stockholders on or about December [        ], 2020.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Dear Stockholder of Cole Office & Industrial REIT (CCIT II), Inc.:

You are cordially invited to attend a special meeting of stockholders (the “CCIT II Special Meeting”) of Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (“CCIT II”), to be held at 10:00 a.m. Pacific Time on February 23, 2021. The meeting will be held as a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/CCITII2021SM. For procedures for attending the virtual meeting, please refer to the sections entitled “Questions and Answers about the Mergers and the CCIT II Special Meeting” and “The CCIT II Special Meeting” beginning on pages 1 and 145, respectively, of this proxy statement/prospectus.

The purpose of the CCIT II Special Meeting is to consider and vote upon the following proposals:

1. REIT Merger Proposal: A proposal to approve the merger of CCIT II with and into a wholly owned subsidiary of Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (“GCEAR”), pursuant to the Agreement and Plan of Merger, dated as of October 29, 2020 (the “Merger Agreement”), by and among CCIT II, GCEAR and certain other entities party thereto (the “REIT Merger”), which proposal we refer to as the “REIT Merger Proposal.”

2. CCIT II Charter Amendment Proposal: A proposal to approve the amendment of the charter of CCIT II to remove the provisions related to “Roll-Up Transactions,” which proposal we refer to as the “CCIT II Charter Amendment Proposal.”

3. CCIT II Adjournment Proposal: A proposal to approve any adjournments of the CCIT II Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT II Special Meeting, which proposal we refer to as the “CCIT II Adjournment Proposal.”

THE CCIT II BOARD OF DIRECTORS RECOMMENDS

A VOTE “FOR” EACH OF THE ABOVE PROPOSALS.

Approval of each of the REIT Merger Proposal and CCIT II Charter Amendment Proposal is a condition to the consummation of the REIT Merger and the related transactions contemplated pursuant to the Merger Agreement. If either of such proposals is not approved, the REIT Merger and the related transactions will not be consummated.

The CCIT II board of directors has fixed the close of business on December 8, 2020 as the record date for the CCIT II Special Meeting. Only the holders of record of shares of CCIT II’s Class A common stock, $0.01 par value per share (the “CCIT II Class A Common Stock”), and holders of record of shares of CCIT II’s Class T common stock, $0.01 par value per share (the “CCIT II Class T Common Stock” and, collectively with the CCIT II Class A Common Stock, the “CCIT II Common Stock”), as of the close of business on December 8, 2020 are entitled to notice of and to vote at the CCIT II Special Meeting and any adjournment or postponement thereof.

This proxy statement/prospectus is dated as of December [        ], 2020 and is first being mailed to you on or about December [        ], 2020. We urge you to carefully read this proxy statement/prospectus in its entirety, including the Annexes and any other documents incorporated by reference therein.

Your vote is important regardless of the number of shares of CCIT II Common Stock that you own. Whether or not you plan to attend the CCIT II Special Meeting via live webcast, please authorize a proxy to vote on your behalf as promptly as possible by (1) visiting www.proxyvote.com, (2) calling 1-855-325-6676 (to speak with a proxy specialist without a proxy card) or 1-800-690-6903 (to use an automated system with a proxy card) or (3) mailing the accompanying proxy card. Submitting a proxy will help to secure a quorum and reduce solicitation costs that may otherwise be incurred by CCIT II. Any eligible holder of CCIT II Common Stock who is present at the CCIT II Special Meeting may vote online via live webcast, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the CCIT II Special Meeting in the manner described in this proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

CCIT II and GCEAR file reports and other important business and financial information with the U.S. Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with the SEC by CCIT II and GCEAR by requesting them from the proxy solicitor of CCIT II as follows:

Broadridge Financial Solutions, Inc.

51 Mercedes Way

Edgewood, New York 11717

Call toll free: 1-800-690-6903

You will not be charged for any of the documents that you request.

To receive documents in advance of the CCIT II Special Meeting, please make a request for such documents no later than February 16, 2021.

You may also obtain such documents through the SEC website at www.sec.gov. In addition, you may obtain copies of such documents at www.cimgroup.com/investment-strategies/individual/for-shareholders under the section “SEC Filings.” Information included in the foregoing websites is not incorporated by reference into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents at these websites only for your convenience.

By Order of the CCIT II Board of Directors,

Laura Eichelsderfer

Secretary

Cole Office & Industrial REIT (CCIT II), Inc.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by GCEAR (File No. 333-250962) with the SEC, constitutes a prospectus of GCEAR for purposes of the Securities Act with respect to the shares of GCEAR Common Stock to be issued to CCIT II stockholders in exchange for shares of CCIT II Common Stock pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement for CCIT II for purposes of the Exchange Act. In addition, it constitutes a notice of meeting with respect to the CCIT II Special Meeting.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December [        ], 2020. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to CCIT II stockholders nor the issuance by GCEAR of GCEAR Common Stock to CCIT II stockholders pursuant to the Merger Agreement will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding GCEAR has been provided by GCEAR, and information contained in this proxy statement/prospectus regarding CCIT II has been provided by CCIT II.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person or entity to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise stated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•	“CCIT II” are to Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation;

•	“CCIT II Advisor” are to Cole Corporate Income Management II, LLC, a Delaware limited liability company, which is the external advisor of CCIT II;

•

“CCIT II Advisory Agreement” are to the Advisory Agreement, dated as of August 27, 2013, by and between CCIT II and CCIT II Advisor, as amended by the First Amendment thereto, dated as of November 12, 2013, and as further amended by the Termination Agreement;

•	“CCIT II Board” are to the board of directors of CCIT II;

•	“CCIT II Bylaws” are to the bylaws of CCIT II as in effect on the date of this proxy statement/prospectus;

•	“CCIT II Charter” are to the charter of CCIT II as in effect on the date of this proxy statement/prospectus;

•	“CCIT II Charter Amendment” are to the proposed amendment to the CCIT II Charter to remove the provisions related to Roll-Up Transactions;

•	“CCIT II Class A Common Stock” are to the Class A common stock, $0.01 par value per share, of CCIT II;

•	“CCIT II Class T Common Stock” are to the Class T common stock, $0.01 par value per share, of CCIT II;

•	“CCIT II Common Stock” are to the CCIT II Class A Common Stock and the CCIT II Class T Common Stock;

•

“CCIT II Designees” are to Messrs. Richard H. Dozer, P. Anthony Nissley and James F. Risoleo, three current “Independent Directors” (as defined in the CCIT II Charter and the GCEAR Charter) serving as members of the CCIT II Board and selected by the majority of the independent directors on the CCIT II Board to be appointed to serve on the GCEAR Board effective as of the effective time of the REIT Merger, to serve until the next annual meeting of stockholders of GCEAR together with the then members of the GCEAR Board;

•	“CCIT II Equity Plan” are to the Cole Office & Industrial REIT (CCIT II), Inc. 2018 Equity Incentive Plan;

•	“CCIT II Exchange Ratio” are to 1.392 shares of GCEAR Class E Common Stock per share of CCIT II Common Stock;

•	“CCIT II LP” are to CRI CCIT II LLC, a Delaware limited liability company and a wholly owned subsidiary of CCIT II;

•	“CCIT II Operating Partnership” are to Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership and a wholly owned subsidiary of CCIT II;

•	“CCIT II Operating Partnership Units” are to the issued and outstanding partnership units of the CCIT II Operating Partnership;

•	“CCIT II Parties” are to CCIT II, the CCIT II Operating Partnership and CCIT II LP;

•

“CCIT II Special Committee” are to the special committee of the CCIT II Board, comprised solely of independent directors, that was formed by the CCIT II Board in connection with the evaluation of certain strategic alternatives involving certain affiliates of CCIT II and any subsequent acquisition proposals submitted in respect of CCIT II, including the Mergers and the other transactions contemplated by the Merger Agreement;

•	“CCIT II Special Meeting” are to the special meeting of CCIT II stockholders to be held via live webcast on February 23, 2021;

•	“CCO Capital” are to CCO Capital, LLC, which is the dealer manager of CCIT II;

•	“CenterCap” are to The CenterCap Group, LLC, financial advisor to the CCIT II Special Committee;

•	“CIM” are to CIM Group, LLC, a Delaware limited liability company;

•	“CMFT” are to CIM Real Estate Finance Trust, Inc., a Maryland corporation;

•	“CMFT Merger” are to the contemplated merger of CCIT II with and into a subsidiary of CMFT, pursuant to the terminated CMFT Merger Agreement;

•

“CMFT Merger Agreement” are to the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CMFT, Thor II Merger Sub, LLC and CCIT II, which was subsequently terminated on October 29, 2020;

•	“Code” are to the Internal Revenue Code of 1986, as amended;

•	“Combined Company” are to GCEAR immediately following the consummation of the Mergers;

•	“Combined Company Board” are to the board of directors of the Combined Company;

•	“Delaware SOS” are to the Secretary of State of the State of Delaware;

•	“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•

“Excluded Shares” means all shares of CCIT II Common Stock held, as of immediately prior to the effective time of the REIT Merger, by GCEAR or any wholly owned subsidiary of GCEAR, the GCEAR Operating Partnership or any wholly owned subsidiary of CCIT II;

•	“GCEAR” are to Griffin Capital Essential Asset REIT, Inc., a Maryland corporation;

•	“GCEAR Board” are to the board of directors of GCEAR;

•	“GCEAR Bylaws” are to the bylaws of GCEAR existing on the date of this proxy statement/prospectus;

•	“GCEAR Charter” are to the charter of GCEAR existing on the date of this proxy statement/prospectus;

•	“GCEAR Class E Common Stock” are to the Class E common stock, $0.001 par value per share, of GCEAR;

•	“GCEAR Common Stock” are to the common stock, $0.001 par value per share, of GCEAR;

•	“GCEAR Equity Incentive Plan” are to (i) GCEAR’s Amended and Restated Employee and Director Long-Term Incentive Plan, as may be amended and (ii) GCEAR’s Director Compensation Plan;

•	“GCEAR Operating Partnership” are to Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of GCEAR;

•	“GCEAR OP Class E Units” are to Class E units of interest in the GCEAR Operating Partnership;

•	“GCEAR OP Units” are to partnership units of the GCEAR Operating Partnership;

•	“GCEAR Parties” are to GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub, LP Merger Sub and OP Merger Sub;

•	“Investment Company Act” are to the Investment Company Act of 1940, as amended;

•	“IRS” are to the Internal Revenue Service;

•

“LP Merger” are to the merger of CCIT II LP with and into LP Merger Sub, as a result of which LP Merger Sub will survive as a direct, wholly owned subsidiary of the GCEAR Operating Partnership, pursuant to the Merger Agreement;

•	“LP Merger Sub” are to GRT OP (Cardinal LP Merger Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership;

•

“Merger Agreement” are to the Agreement and Plan of Merger, dated as of October 29, 2020, by and among GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub, LP Merger Sub, OP Merger Sub, CCIT II, the CCIT II Operating Partnership and CCIT II LP;

•	“Mergers” are to the REIT Merger, the Partnership Merger and the LP Merger;

•	“Merger Sub” are to GRT (Cardinal REIT Merger Sub), LLC, a Maryland limited liability company and a wholly owned subsidiary of GCEAR;

•	“MGCL” are to the Maryland General Corporation Law;

•	“MLLCA” are to the Maryland Limited Liability Company Act;

•	“NAV” are to the net asset value of an entity;

•	“New GP Sub” are to GRT OP (Cardinal New GP Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership;

•	“OP Merger Sub” are to GRT OP (Cardinal OP Merger Sub), LLC, a Delaware limited liability company and a subsidiary of LP Merger Sub and New GP Sub;

•	“Outside Date” are to May 30, 2021;

•	“Partnership Exchange Ratio” are to 1.392 GCEAR OP Class E Units for each CCIT II Operating Partnership Unit;

•

“Partnership Merger” are to the merger of OP Merger Sub with and into the CCIT II Operating Partnership, as a result of which the CCIT II Operating Partnership will survive as an indirect, wholly owned subsidiary of the GCEAR Operating Partnership, pursuant to the Merger Agreement;

•	“REIT” are to a real estate investment trust;

•	“REIT Merger” are to the merger of CCIT II with and into Merger Sub, as a result of which Merger Sub will survive as a direct, wholly owned subsidiary of GCEAR, pursuant to the Merger Agreement;

•	“REIT Merger Consideration” are to the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement;

•

“Roll-Up Transactions” are to certain transactions restricted by the CCIT II Charter involving the acquisition, merger, conversion or consolidation either directly or indirectly of CCIT II and the issuance to CCIT II stockholders of securities of a partnership, real estate investment trust, corporation, trust or similar entity that would be created or would survive such transaction (a “Roll-Up Entity”);

•	“SDAT” are to the State Department of Assessments and Taxation of the State of Maryland;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Securities Act” are to the Securities Act of 1933, as amended;

•	“Termination Agreement” are to the letter agreement dated as of October 29, 2020, by and among CCIT II, CCIT II Advisor and GCEAR;

•	“TRS” are to a taxable REIT subsidiary; and

•	“Truist Securities” are to Truist Securities, Inc., financial advisor to the CCIT II Special Committee.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT

THE MERGERS AND THE CCIT II SPECIAL MEETING

The following are answers to some questions that CCIT II stockholders may have regarding the proposed transaction between CCIT II and GCEAR and the other proposals being considered at the CCIT II Special Meeting. The information in this section may not provide all the information that could be important to CCIT II stockholders. CCIT II and GCEAR urge you to carefully read this entire proxy statement/prospectus, including the Annexes incorporated by reference herein. See the section entitled “Where You Can Find More Information” beginning on page 275 of this proxy statement/prospectus.

Q:	What is the REIT Merger?

A:

CCIT II and GCEAR have entered into the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Pursuant to the Merger Agreement, at the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II Common Stock will be converted into the REIT Merger Consideration, which is the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement. In accordance with the applicable provisions of the MGCL and the MLLCA, the separate existence of CCIT II will cease at the effective time of the REIT Merger. The Combined Company following the Mergers will retain the name of “Griffin Capital Essential Asset REIT, Inc.”

Q:	What will CCIT II stockholders receive in the REIT Merger?

A:

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II Class A Common Stock and each issued and outstanding share of CCIT II Class T Common Stock (other than Excluded Shares) will be converted into the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement. Upon completion of the REIT Merger, based on the number of shares of GCEAR Common Stock and CCIT II Common Stock outstanding on September 30, 2020, former CCIT II stockholders will own approximately 26% of the Combined Company. See “The Merger Agreement—Merger Consideration” on page 224 for additional information.

Q:	Why am I receiving this proxy statement/prospectus?

A:

The CCIT II Board is using this proxy statement/prospectus to solicit proxies of CCIT II stockholders in connection with the CCIT II Special Meeting. In addition, GCEAR is using this proxy statement/prospectus as a prospectus for CCIT II stockholders because GCEAR will issue shares of GCEAR Class E Common Stock to former CCIT II stockholders as consideration for the REIT Merger.

The Mergers cannot be completed unless, among other things, the holders of CCIT II Common Stock vote to approve the REIT Merger and the CCIT II Charter Amendment.

This proxy statement/prospectus contains important information about the Mergers, including the REIT Merger, and you should read it carefully. The enclosed voting materials allow you to vote your shares of CCIT II Common Stock by proxy without attending the CCIT II Special Meeting online via live webcast.

Your vote is very important. You are encouraged to authorize your proxy as promptly as possible.

Q:	Why is the CCIT II Charter Amendment proposed?

A:

The CCIT II Charter presently contains substantive and procedural requirements for certain transactions involving the acquisition, merger, conversion or consolidation of CCIT II and the issuance of securities of the entity surviving such transaction to the former holders of CCIT II Common Stock. The CCIT II Charter Amendment, if adopted, would delete from the CCIT II Charter the restrictions and requirements related to such Roll-Up Transactions (and the associated definitions in the CCIT II Charter). A copy of the CCIT II Charter Amendment is attached to this proxy statement/prospectus as Annex B.

The REIT Merger would constitute a Roll-Up Transaction under the CCIT II Charter. The CCIT II Board believes that the application of the Roll-Up Transaction provisions would have made the REIT Merger more difficult and costly to complete. Because of the effect of these provisions on the REIT Merger, CCIT II determined that it was necessary to amend the CCIT II Charter to eliminate these provisions. Accordingly, approval of the CCIT II Charter Amendment is a condition to each party’s obligation to complete the Mergers. See “Proposals Submitted to CCIT II Stockholders—Proposal 2: The CCIT II Charter Amendment Proposal” beginning on page 149 for a more detailed discussion of the CCIT II Charter Amendment.

Q:	Am I being asked to vote on any other proposals at the CCIT II Special Meeting in addition to the REIT Merger Proposal and CCIT II Charter Amendment Proposal?

A:

Yes. At the CCIT II Special Meeting, CCIT II stockholders will be asked to consider and vote to approve any adjournments of the CCIT II Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT II Special Meeting. In the event of an adjournment, the meeting would be adjourned to another date, time or location (whether via webcast or physical location) as determined by the CCIT II Board.

Q:	How does the CCIT II Board recommend that CCIT II stockholders vote?

A:	The CCIT II Board recommends that CCIT II stockholders vote:

•	“FOR” the proposal to approve the REIT Merger;

•	“FOR” the proposal to approve the CCIT II Charter Amendment; and

•	“FOR” the proposal to adjourn the CCIT II Special Meeting, if necessary or appropriate.

For a more complete description of the recommendation of the CCIT II Board, see “The Mergers—Recommendation of the CCIT II Board and Its Reasons for the Mergers” beginning on page 173.

Q:	Will CCIT II continue to pay distributions prior to the closing of the Mergers?

A:

Yes, the Merger Agreement permits the declaration and payment by CCIT II of distributions in the ordinary course of business in an amount less than or equal to an annual rate of 5.0% of CCIT II’s NAV as of June 30, 2020. For further information regarding the declaration and payment of distributions by CCIT II prior to the effective time of the Mergers, see “Parties to the REIT Merger—Cole Office & Industrial REIT (CCIT II), Inc.—CCIT II’s Distributions and Distribution Policy” beginning on page 114.

Q:	Will the Combined Company pay distributions after the closing of the Mergers?

A:

GCEAR expects the Combined Company to pay distributions regularly unless the Combined Company’s results of operations, the Combined Company’s general financial condition, general economic conditions, or other factors inhibit the Combined Company from doing so. For further information regarding the declaration and payment of distributions by GCEAR, see “Parties to the REIT Merger—Griffin Capital Essential Asset REIT, Inc.—GCEAR’s Distributions and Distribution Policy” beginning on page 70.

Q:	What is the status of CCIT II’s amended and restated distribution reinvestment plan and share redemption program?

A:

In line with industry standard practices for transactions of this type and to ensure a stable share count through closing, in connection with the approval of the CMFT Merger Agreement (which was terminated on October 29, 2020), the CCIT II Board suspended both CCIT II’s amended and restated distribution reinvestment plan and share redemption program as of August 30, 2020 until further notice. As a result, no further share repurchases will be processed and all CCIT II stockholders entitled to distributions will receive cash distributions in lieu of shares of CCIT II Common Stock.

Q:	What fees will the external advisor of CCIT II receive in connection with the Mergers?

A:

Concurrently with the entry into the Merger Agreement, CCIT II, CCIT II Advisor and GCEAR entered into the Termination Agreement, pursuant to which the CCIT II Advisory Agreement will be terminated upon the consummation of the Mergers. Pursuant to the Termination Agreement, upon consummation of the Mergers, CCIT II will pay CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1,750,000. The Termination Agreement also provides for the payment by CCIT II to CCIT II Advisor of such fees under certain circumstances in the event the termination of the CCIT II Advisory Agreement occurs prior to the earlier of the consummation of the Mergers and June 30, 2021. The Termination Agreement further provides that CCIT II Advisor will not terminate the CCIT II Advisory Agreement with effect prior to the earlier of the consummation of the Mergers and June 30, 2021, other than in the event of material breach of the CCIT II Advisory Agreement by CCIT II. In the event the Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

Q:	How do I attend the CCIT II Special Meeting?

A:

The CCIT II Special Meeting will be a completely virtual meeting conducted exclusively via live webcast and not at a physical location. The virtual meeting will be held on February 23, 2021, at 10:00 a.m. Pacific Time. To attend the CCIT II Special Meeting, you will need the 16-digit control number included on your proxy card if you are a CCIT II stockholder of record or included with your voting instruction form provided by your bank, broker or other nominee if you hold your shares of CCIT II Common Stock in street name through an account with an intermediary. You may log into the CCIT II Special Meeting website at www.virtualshareholdermeeting.com/CCITII2021SM and enter your control number beginning 15 minutes before the commencement of the CCIT II Special Meeting. Instructions on how to attend and participate online at the CCIT II Special Meeting, including how to ask questions and vote, are posted at www.virtualshareholdermeeting.com/CCITII2021SM.

If you encounter any technical difficulties with the virtual meeting platform during the check-in process or during the meeting, please call 1-800-586-1548 (U.S.) or 1-303-562-9288 (International) for assistance beginning at 9:45 a.m. Pacific Time, and until the meeting is finished.

Q:	Who can vote at the CCIT II Special Meeting?

A:

All holders of CCIT II Common Stock of record as of the close of business on December 8, 2020, the record date for the CCIT II Special Meeting, are entitled to receive notice of and to vote at the CCIT II Special Meeting and at any adjournment or postponement thereof. As of the record date, there were (i) 64,561,321 shares of CCIT II Class A Common Stock outstanding and entitled to vote at the CCIT II Special Meeting held by 12,613 holders of record and (ii) 2,577,808 shares of CCIT II Class T Common Stock outstanding and entitled to vote at the CCIT II Special Meeting held by 528 holders of record.

Q:	What constitutes a quorum?

A:

The CCIT II Charter and CCIT II Bylaws provide that the presence in person via the live webcast or by proxy of CCIT II stockholders entitled to cast at least 50% of all the votes entitled to be cast on the matter constitutes a quorum at a meeting of CCIT II’s stockholders. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the CCIT II Special Meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve each proposal at the CCIT II Special Meeting?

A:

Approval of each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal requires the affirmative vote of a majority of all of the outstanding shares of CCIT II Class A Common Stock and CCIT II Class T Common Stock, voting together as a single class, entitled to be cast on such proposals as of the close of business on the record date. Abstentions and broker non-votes, if any, will have the same effect as votes against each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal.

Approval of the CCIT II Adjournment Proposal requires the affirmative vote of a majority of all the votes cast on such proposal at the CCIT II Special Meeting. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on the CCIT II Adjournment Proposal.

Q:	Do any of CCIT II’s executive officers or directors have interests in the Mergers that differ from those of CCIT II stockholders?

A:

Some of CCIT II’s executive officers and directors have interests in the Mergers that are different from, or in addition to, their interests as CCIT II stockholders, including, among other things, the treatment under the Merger Agreement of restricted share awards held by CCIT II’s independent directors and the indemnification of CCIT II’s directors and executive officers by GCEAR from certain legal proceedings. In addition, pursuant to the Termination Agreement, upon consummation of the Mergers, CCIT II will pay CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1,750,000. The independent members of the CCIT II Board are aware of and considered these interests, among other matters, in evaluating the Merger Agreement, the CCIT II Charter Amendment and the Mergers and in recommending that CCIT II stockholders vote “FOR” the REIT Merger Proposal, “FOR” the CCIT II Charter Amendment Proposal, and “FOR” the CCIT II Adjournment Proposal. For a description of these interests, refer to the section entitled “The Mergers—Interests of CCIT II’s Directors and Executive Officers in the Mergers” beginning on page 194.

Q:	Who will comprise the Combined Company Board and the executive officers of the Combined Company following the Mergers?

A:

The Combined Company Board is expected to be comprised of the current GCEAR Board and the CCIT II Designees. The current executive officers of GCEAR will continue to serve as the executive officers of the Combined Company following the effective time of the REIT Merger. See “The Combined Company” beginning on page 128.

Q:	When are the Mergers expected to be completed?

A:

CCIT II and GCEAR expect to complete the Mergers as soon as reasonably practicable following satisfaction of all of the required conditions set forth in the Merger Agreement. If CCIT II stockholders approve the REIT Merger and the CCIT II Charter Amendment at the CCIT II Special Meeting (without the need for any adjournment), and if the other conditions to closing the Mergers are satisfied or waived at the time of the CCIT II Special Meeting, it is currently expected that the Mergers will be completed in the first quarter of 2021. However, there is no guarantee that the conditions to the Mergers will be satisfied or waived or that the Mergers will close on the expected timeline or at all. CCIT II and GCEAR have a mutual right to terminate the Merger Agreement if the Mergers are not completed by the Outside Date. See “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 228.

Q:	What happens if the Mergers do not occur?

A:

If the Mergers do not occur, CCIT II stockholders will not receive the REIT Merger Consideration in respect of their shares of CCIT II Common Stock. Instead, CCIT II and GCEAR will remain as independent companies, CCIT II will continue to be externally advised and CCIT II stockholders will not receive the potential benefits of the REIT Merger. See “Summary—The Mergers—Reasons for the Mergers” on page 11.

Q:	What are the anticipated U.S. federal income tax consequences to me of the proposed REIT Merger?

A:

The REIT Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the REIT Merger is conditioned on the receipt by each of CCIT II and GCEAR of an opinion of tax counsel to that effect. Assuming the REIT Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of shares of CCIT II Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of GCEAR Class E Common Stock in exchange for shares of CCIT II Common Stock in connection with the REIT Merger.

Q:	If the REIT Merger is consummated, what do I need to do to receive shares of GCEAR Class E Common Stock in exchange for my CCIT II Common Stock?

A:

You do not need to do anything. As soon as practicable following the effective time of the REIT Merger, the transfer agent in connection with the REIT Merger will record on the stock records of GCEAR the issuance of shares of GCEAR Class E Common Stock to each former holder of shares of CCIT II Common Stock (including any fractional shares thereof). As a result, if the REIT Merger is consummated, you will automatically receive, in uncertificated book-entry form, the shares of GCEAR Class E Common Stock issuable to you as the REIT Merger Consideration without you taking any further action.

Q:	Will my shares of GCEAR Class E Common Stock be publicly traded?

A:

Shares of GCEAR Common Stock are not currently publicly traded. While GCEAR is currently operating as a non-traded REIT, GCEAR continues to consider potential liquidity events in the near future (such as a merger, listing of its shares on a national securities exchange or sale of assets) (each, a “Strategic Transaction”). The GCEAR Board will determine whether a Strategic Transaction is in the best interests of GCEAR and its stockholders. We expect that the GCEAR Board will take all relevant factors at that time into consideration when making a decision with respect to a Strategic Transaction, including prevailing market conditions. The GCEAR Board does not expect to enter into any Strategic Transaction prior to the consummation of the Mergers.

If the Strategic Transaction is a listing, GCEAR intends to file the Second Articles of Amendment and Restatement (the “Second Articles”) before such listing. GCEAR may also file the Second Articles in connection with another Strategic Transaction. However, there is no guarantee that the Second Articles will ever be filed. See “Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders—Potential Springing Charter” beginning on page 269.

Q:	Are CCIT II stockholders entitled to dissenters’ or appraisal rights?

A:	CCIT II stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the REIT Merger.

Q:	How will my rights as a stockholder of the Combined Company following the Mergers differ from my current rights as a CCIT II stockholder?

A:

Prior to the completion of the Mergers, CCIT II will file the CCIT II Charter Amendment, a form of which is attached as Annex B to this proxy statement/prospectus, with the SDAT. Following completion of the Mergers, the rights of CCIT II stockholders who become stockholders of the Combined Company following the Mergers will be governed by the laws of the State of Maryland, the GCEAR Charter and the GCEAR Bylaws. For a summary of certain differences between the rights of CCIT II stockholders and GCEAR stockholders, including a summary of anticipated changes to the rights of GCEAR stockholders if the Second Articles are adopted, see “Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders” beginning on page 257.

Q:	Are there any risks that I should consider in deciding whether to vote “FOR” the proposals to be considered at the CCIT II Special Meeting?

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 26.

Q:	How do I vote?

If you are a CCIT II stockholder eligible to vote at the CCIT II Special Meeting, you are entitled to cast one vote on each proposal for each share of CCIT II Common Stock that you own of record as of the record date. After you have carefully read this proxy statement/prospectus, please authorize a proxy to vote your shares of CCIT II Common Stock as soon as possible so that your shares will be represented at the CCIT II Special Meeting. Submitting a proxy will in no way limit your right to vote at the CCIT II Special Meeting if you later decide to attend and vote at the meeting via live webcast.

You may submit your proxy prior to the CCIT II Special Meeting in one of the following ways:

•

Internet. CCIT II stockholders may submit a proxy over the Internet by visiting www.proxyvote.com or following the “Vote by Internet” instructions on the enclosed proxy card. You must submit your Internet proxy before 11:59 p.m. Eastern Time, on February 22, 2021 for your proxy to vote your shares to be counted at the CCIT II Special Meeting.

•

Telephone. CCIT II stockholders may submit a proxy by calling 1-855-325-6676 (to speak with a proxy specialist without a proxy card) or 1-800-690-6903 (to use an automated system with a proxy card) or following the “Vote by Phone” instructions on the enclosed proxy card. You must submit your proxy by telephone before 11:59 p.m. Eastern Time, on February 22, 2021 for your proxy to vote your shares to be counted at the CCIT II Special Meeting.

•

Prepaid Mail. CCIT II stockholders may submit a proxy by completing, signing, dating and mailing their proxy card or voting instruction card in the preaddressed, postage-paid envelope provided. CCIT II must receive your proxy prior to the vote at the CCIT II Special Meeting for your shares to be counted at the CCIT II Special Meeting.

If you are a CCIT II stockholder of record, you may also cast your vote by attending the live webcast of the CCIT II Special Meeting.

If your shares are held in “street name” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote online at the CCIT II Special Meeting should follow the instructions provided by their bank, broker or other nominee to obtain a legal proxy, executed in your favor. Obtaining a legal proxy may take several days. Please refer to your proxy card or voting instruction card forwarded by your bank, broker or other nominee to see which voting options are available to you.

Q:	How will my proxy be voted?

A:

All shares of CCIT II Common Stock entitled to vote and represented by properly completed proxies received prior to the CCIT II Special Meeting, and not revoked, will be voted at the CCIT II Special Meeting as instructed on the proxies. If you properly sign, date and return a proxy card, but do not indicate how your shares of CCIT II Common Stock should be voted on any proposal, the shares of CCIT II Common Stock represented by your proxy will be voted as the CCIT II Board recommends with respect to such proposal.

If your shares are held in street name through a bank, broker or other nominee and you do not provide voting instructions to your bank, broker or other nominee, your shares of CCIT II Common Stock will NOT be voted at the CCIT II Special Meeting and may result in broker non-votes. Broker non-votes, if any, will have the same effect as votes “AGAINST” the REIT Merger Proposal and the CCIT II Charter Amendment Proposal. Broker non-votes will have no effect on the CCIT II Adjournment Proposal.

Q:	What if I abstain or fail to vote?

A:

An abstention occurs when a CCIT II stockholder returns a proxy with an “abstain” instruction or attends the CCIT II Special Meeting via live webcast and abstains from voting. Abstentions, if any, will have the same effect as votes “AGAINST” the REIT Merger Proposal and the CCIT II Charter Amendment Proposal. Abstentions will have no effect on the CCIT II Adjournment Proposal.

Q:	May I revoke my proxy or change my vote after I have delivered my proxy?

A:

Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the CCIT II Special Meeting. For information on how to revoke your proxy or change your vote, see “The CCIT II Special Meeting—Revocation of Proxies or Voting Instructions” on page 148.

Q:	Who will be the chair of the CCIT II Special Meeting?

A:	The chair of the CCIT II Special Meeting will be a member of the CCIT II Special Committee selected by the “Independent Directors” (as such term is defined in the CCIT II Charter).

Q:	Why did I receive more than one set of voting materials for the CCIT II Special Meeting?

A:

You may receive more than one set of voting materials for the CCIT II Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of CCIT II Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold your shares of CCIT II Common Stock. If you are a holder of record and your shares of CCIT II Common Stock are registered in more than one name, you may receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or, if available, please submit your proxy by telephone or over the Internet.

Q:	Will a proxy solicitor be used?

A:

Yes. CCIT II has contracted with Broadridge Financial Solutions, Inc. to assist CCIT II in the distribution of proxy materials and the solicitation of proxies. CCIT II expects to pay the proxy solicitor fees of approximately $80,000 to solicit proxies, plus certain printing, mailing and administrative fees. CCIT II will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to CCIT II stockholders.

Q:	Who can answer my questions?

A:

If you have any questions about the Mergers or how to submit your proxy, or need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you should contact the proxy solicitor for CCIT II:

Broadridge Financial Solutions, Inc.

51 Mercedes Way

Edgewood, New York 11717

Call toll free: 1-800-690-6903

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Merger Agreement, the Mergers and the CCIT II Charter Amendment, CCIT II and GCEAR encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes and the other documents to which we have referred you because this section does not provide all the information that might be important to you with respect to the Mergers. See also the section entitled “Where You Can Find More Information” beginning on page 275. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Parties to the REIT Merger

Griffin Capital Essential Asset REIT, Inc. and its Subsidiaries (Beginning on page 55)

GCEAR is a public, internally managed, non-traded REIT that invests primarily in business essential office and industrial properties significantly occupied by a single tenant, diversified by corporate credit, physical geography, product type and lease duration. As of September 30, 2020, GCEAR has 43 employees. The GCEAR Operating Partnership and Griffin Capital Real Estate Company, LLC (“GRECO”) are the GCEAR subsidiaries through which GCEAR conducts its business. The GCEAR Operating Partnership owns, directly or indirectly, all of the properties that GCEAR has acquired.

As of September 30, 2020, GCEAR’s real estate portfolio consisted of 99 properties in 25 states and 114 lessees consisting substantially of office, warehouse, and manufacturing facilities and one land parcel held for future development with a combined acquisition value of approximately $4.2 billion, including the allocation of the purchase price to above and below-market lease valuation. GCEAR’s net rent for the 12-month period subsequent to September 30, 2020 was approximately $287.8 million with approximately 59.4% generated by properties leased to tenants and/or guarantors or entities whose non-guarantor parent companies have investment grade or what GCEAR’s management believes are generally equivalent ratings. GCEAR’s portfolio, based on square footage, is approximately 88.6% leased as of September 30, 2020, with a weighted average remaining lease term of 7.0 years and weighted average annual rent increases of approximately 2.1%.

The principal executive offices of GCEAR are located at 1520 E. Grand Avenue, El Segundo, California, 90245 and its telephone number is (310) 469-6100.

Cole Office & Industrial REIT (CCIT II), Inc. (Beginning on page 95)

CCIT II is a public, non-traded REIT that was formed as a Maryland corporation on February 26, 2013, that elected to be taxed as a REIT for U.S. federal income tax purposes for the year ended December 31, 2014, and each year thereafter.

CCIT II owns and operates a diverse portfolio of commercial real estate assets primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term “net leases”, including distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters in strategic locations. As of September 30, 2020, CCIT II owned 26 properties, comprising approximately 3.9 million rentable square feet of 99.6% leased commercial space located in 12 states. Substantially all of CCIT II’s business is conducted through its operating partnership, Cole Corporate Income Operating Partnership II, LP (the “CCIT II Operating Partnership”), of which CCIT II is the sole general partner and owns, directly or indirectly, 100% of the partnership interests. CCIT II is externally managed by CCIT II Advisor, which is an affiliate of CIM. CCIT II has no paid employees and relies upon CCIT II Advisor and its affiliates to provide substantially all of its day-to-day management.

The principal executive offices of CCIT II are located at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016 and its telephone number is (602) 778-8700.

The Combined Company (Beginning on page 128)

The Combined Company will retain the name “Griffin Capital Essential Asset REIT, Inc.” and will continue to be a Maryland corporation that intends to qualify as a REIT under the Code. The Combined Company will own and operate a diverse portfolio of real estate investments located throughout the United States.

The GCEAR Operating Partnership and GRECO are the subsidiaries through which the Combined Company will conduct its business. The GCEAR Operating Partnership will own, directly or indirectly, all of the properties that the Combined Company has acquired.

The principal executive offices of the Combined Company will be 1520 E. Grand Avenue, El Segundo, CA 90245 and its phone number will be (310) 469-6100.

On a pro forma basis as of September 30, 2020, the Combined Company would have had a total enterprise value of approximately $5.8 billion, consisting of 125 properties in 26 states.

The Mergers

The Merger Agreement (Beginning on page 223)

On October 29, 2020, the CCIT II Parties and the GCEAR Parties entered into the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. CCIT II and GCEAR encourage you to carefully read the Merger Agreement in its entirety because it is the principal document governing the Mergers and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that the closing of the Mergers will take place at 10:00 a.m. New York City Time no later than the third business day following the date on which all conditions to closing of the Mergers have been satisfied or waived, or at such other place and date as may be agreed to in writing by CCIT II and GCEAR.

The Mergers (Beginning on page 151)

At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each share of CCIT II Common Stock will be converted into the right to receive the REIT Merger Consideration. At the effective time of the REIT Merger and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II Class A Common Stock granted under CCIT II’s 2018 Equity Incentive Plan, whether vested or unvested, will be cancelled in exchange for an amount equal to the REIT Merger Consideration. At the effective time of the Partnership Merger and the LP Merger, respectively, (i) OP Merger Sub will merge with and into the CCIT II Operating Partnership, with the CCIT II Operating Partnership surviving the Partnership Merger such that LP Merger Sub will hold a limited partnership interest in the surviving entity with New GP Sub being the general partner of the surviving entity and (ii) CCIT II LP will merge with and into LP Merger Sub, with LP Merger Sub surviving the LP Merger as a wholly owned subsidiary of the GCEAR Operating Partnership.

The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code. The Partnership Merger and the LP Merger together are intended to be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code.

REIT Merger Consideration (See page 224)

At the effective time of the REIT Merger and by virtue of the REIT Merger, each share of CCIT II Common Stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the REIT Merger (other than Excluded Shares) will be cancelled and converted into the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement.

Upon completion of the REIT Merger, based on the number of shares of GCEAR Common Stock and CCIT II Common Stock outstanding on September 30, 2020, former CCIT II stockholders will own approximately 26% of the Combined Company.

Reasons for the Mergers (Beginning on page 173)

In evaluating the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, the CCIT II Board considered the unanimous recommendation of the CCIT II Special Committee. The CCIT II Special Committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the CCIT II Board and the CCIT II Special Committee considered a number of factors, including the factors that the CCIT II Board and the CCIT II Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement. The CCIT II Board and the CCIT II Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

For a discussion of certain material factors considered by the CCIT II Special Committee and the CCIT II Board in reaching their decisions to approve the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, see the section “The Mergers—Recommendation of the CCIT II Board and Its Reasons for the Mergers” in this proxy statement/prospectus.

Recommendation of the CCIT II Board (Beginning on page 173)

On October 26, 2020, after careful consideration, members of the CCIT II Board, including all of its independent directors, based on the unanimous recommendation of the CCIT II Special Committee, (i) determined that the REIT Merger, the CCIT II Charter Amendment and the other transactions contemplated by the Merger Agreement, including the Partnership Merger and the LP Merger, are advisable and in the best interests of CCIT II, and (ii) approved the Merger Agreement, the REIT Merger, the CCIT II Charter Amendment and the other transactions contemplated by the Merger Agreement, including the Partnership Merger and the LP Merger. Certain factors considered by the CCIT II Board in reaching its decision to approve the Merger Agreement, the REIT Merger, the CCIT II Charter Amendment and the other transactions contemplated by the Merger Agreement, including the Partnership Merger and the LP Merger, can be found in the section entitled “The Mergers—Recommendation of the CCIT II Board and Its Reasons for the Mergers” beginning on page 173.

The CCIT II Board recommends that CCIT II stockholders vote (i) FOR the REIT Merger Proposal, (ii) FOR the CCIT II Charter Amendment Proposal and (iii) FOR the CCIT II Adjournment Proposal.

Summary of Risks Related to the Mergers and the Combined Company (Beginning on page 26)

You should consider carefully the risk factors described below together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the Mergers and the Combined Company are described under the sections “Risk Factors—Risks Related to the Mergers” and

“Risk Factors—Risks Related to the Combined Company Following the Mergers.” Certain of the risks related to the Mergers and the Combined Company, include, among others, the following:

•	The CCIT II Exchange Ratio payable in connection with the REIT Merger is fixed and will not be adjusted in the event of any change in the relative values of CCIT II or GCEAR.

•

Completion of the Mergers is subject to many conditions and if these conditions are not satisfied or waived, the Mergers will not be completed, which could result in the Mergers being terminated resulting in the expenditure of significant unrecoverable transaction costs.

•	Failure to complete the Mergers could negatively impact the future business and financial results of CCIT II.

•

The pendency of the Mergers, including as a result of the restrictions on the operation of CCIT II’s and GCEAR’s business during the period between signing the Merger Agreement and the completion of the Mergers, could adversely affect the business and operations of CCIT II, GCEAR or both.

•	Some of the directors and executive officers of CCIT II have interests in seeing the Mergers completed that are different from, or in addition to, those of CCIT II stockholders.

•	Upon the consummation of the REIT Merger, the composition of the Combined Company Board will be different from that of the current CCIT II Board and the GCEAR Board.

•	CCIT II is seeking approval of its stockholders of the CCIT II Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the REIT Merger.

•	The REIT Merger and the CCIT II Charter Amendment are each subject to approval by CCIT II stockholders.

•

The Merger Agreement and the CCIT II Advisory Agreement contain provisions that could discourage a potential competing acquiror of CCIT II or could result in a competing Acquisition Proposal (as defined under the heading “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) being at a lower price than it might otherwise be.

•	CCIT II and GCEAR each expect to incur substantial costs related to completion of the Mergers.

•	CCIT II’s and GCEAR’s stockholders will be diluted by the REIT Merger.

•	Litigation challenging the Mergers may increase transaction costs and prevent the Mergers from becoming effective within the expected timeframe, or from being completed at all.

•

If the Combined Company engages in a Strategic Transaction, the market value ascribed to the shares of common stock of the Combined Company upon the Strategic Transaction may be lower than the estimated value per share of GCEAR Common Stock and CCIT II Common Stock considered by the CCIT II Special Committee, the CCIT II Board and the GCEAR Board in approving and recommending the REIT Merger.

•	The Combined Company’s anticipated level of indebtedness will increase upon completion of the Mergers.

•	The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the Mergers.

•	Following the Mergers, CCIT II stockholders may receive a lower dollar amount per share in monthly distributions.

•	The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the Mergers and, accordingly, CCIT II stockholders have limited financial information on which to evaluate the Combined Company.

•	The Combined Company may incur adverse tax consequences if, prior to the Mergers, CCIT II fails to qualify as a REIT for U.S. federal income tax purposes.

•	If the REIT Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

•

The Combined Company will depend on current key personnel of GCEAR for its future success, and the loss of such personnel or inability to attract and retain personnel could harm the Combined Company’s business.

•	The Combined Company will be self-managed and, as a result, may be exposed to risks that CCIT II has not historically been exposed to.

The CCIT II Special Meeting (Beginning on page 145)

The CCIT II Special Meeting will be a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/CCITII2021SM, commencing at 10:00 a.m. Pacific Time on February 23, 2021.

At the CCIT II Special Meeting, CCIT II stockholders will be asked to consider and vote upon the following matters:

•	the REIT Merger Proposal;

•	the CCIT II Charter Amendment Proposal; and

•	the CCIT II Adjournment Proposal, if necessary or appropriate as determined by the chair of the CCIT II Special Meeting.

Approval of each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on each proposal.

Approval of the CCIT II Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF HOW MANY SHARES YOU OWN. ACCORDINGLY, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD WHETHER OR NOT YOU PLAN TO ATTEND THE CCIT II SPECIAL MEETING ONLINE VIA THE LIVE WEBCAST.

All holders of CCIT II Common Stock of record as of the close of business on December 8, 2020, the record date for the CCIT II Special Meeting, are entitled to receive notice of and to vote at the CCIT II Special Meeting and at any adjournment or postponement thereof.

Opinions of the CCIT II Special Committee’s Financial Advisors

Opinion of Truist Securities (Beginning on page 176)

On October 28, 2020, Truist Securities rendered its oral opinion to the CCIT II Special Committee (which was subsequently confirmed in writing by delivery of Truist Securities’ written opinion dated October 28, 2020) that, as of October 28, 2020, the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CCIT II Common Stock, other than GCEAR (which does not own any shares of CCIT II Common Stock), CCIT II Advisor and their respective affiliates (the “Excluded Holders”).

Truist Securities’ opinion was directed to the CCIT II Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of CCIT II Common Stock other than the Excluded Holders of the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Truist Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Truist Securities in preparing its opinion. However, neither Truist Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the CCIT II Special Committee, the CCIT II Board or any security holder of CCIT II should act or vote with respect to any matter relating to the REIT Merger or otherwise.

See “The Mergers—Opinions of the CCIT II Special Committee’s Financial Advisors—Opinion of Truist Securities” beginning on page 176.

Opinion of CenterCap (Beginning on page 182)

On October 28, 2020, CenterCap rendered its oral opinion to the CCIT II Special Committee (which was subsequently confirmed in writing by delivery of CenterCap’s written opinion dated October 28, 2020) that, as of such date and based upon, and subject to, the factors deemed relevant and assumptions made, matters considered and qualifications and limitations on the scope of its review as set forth in its opinion, the CCIT II Exchange Ratio in the REIT Merger was fair, from a financial point of view, to the holders of CCIT II Common Stock (other than the shares thereof cancelled in accordance with the terms of the Merger Agreement).

CenterCap’s opinion was directed to the CCIT II Special Committee, in its capacity as such, in connection with and solely for the purpose of its evaluation of the REIT Merger, and addressed only the fairness, from a financial point of view, to the holders of CCIT II Common Stock (other than the shares thereof cancelled in accordance with the terms of the Merger Agreement), of the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. CenterCap expressed no opinion as to the fairness of the CCIT II Exchange Ratio to the holders of any class of securities (other than the shares of CCIT II Common Stock that are not canceled in accordance with the terms of the Merger Agreement), creditors or other constituencies of CCIT II or as to the underlying decision by CCIT II to engage in the REIT Merger. The summary of CenterCap’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CenterCap in preparing its opinion. CCIT II stockholders are urged to read the opinion in its entirety. However, neither CenterCap’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the CCIT II Special Committee, the CCIT II Board or any CCIT II stockholder should act or vote with respect to any matter relating to the REIT Merger or otherwise. The issuance of CenterCap’s opinion was approved by a fairness committee of CenterCap.

See “The Mergers—Opinions of the CCIT II Special Committee’s Financial Advisors—Opinion of CenterCap” beginning on page 182.

Stock Ownership of Directors and Executive Officers of CCIT II (Beginning on page 119)

At the close of business on the record date, the executive officers and directors of CCIT II and their affiliates collectively held 62,167 shares of CCIT II Common Stock, representing approximately 0.1% of all the shares of CCIT II Common Stock outstanding and entitled to vote. See “Parties to the REIT Merger—Cole Office & Industrial REIT (CCIT II), Inc.” beginning on page 95.

Directors of the Combined Company (Beginning on page 128)

Pursuant to the Merger Agreement, the GCEAR Board will take or cause to be taken such action as may be necessary, in each case, to cause the CCIT II Designees to be appointed to the GCEAR Board effective as of the effective time of the REIT Merger, to serve until the next annual meeting of stockholders of GCEAR together with the then members of the GCEAR Board.

Pursuant to the Merger Agreement, the Nominating and Corporate Governance Committee of the GCEAR Board will recommend to the GCEAR Board at least one of these CCIT II Designees for election to the GCEAR Board at the first annual meeting of stockholders of GCEAR following the effective time of the REIT Merger.

Executive Officers of the Combined Company (Beginning on page 134)

Following the Mergers, the executive officers of the Combined Company will consist of the existing executive officers of GCEAR.

Interests of CCIT II’s and GCEAR’s Directors and Executive Officers in the Mergers (Beginning on pages 194 and 195)

In addition to their interests in the Mergers as CCIT II stockholders, some of the CCIT II directors and executive officers have interests in the Mergers that differ from, or are in addition to, the interests of CCIT II stockholders. The CCIT II Special Committee and the CCIT II Board were each aware of these interests and considered them, among other things, in reaching its decision to approve the Mergers, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. These interests include, among other things:

•

the fact that certain of CCIT II’s independent directors hold restricted share awards issued pursuant to the CCIT II Equity Plan, and each share of CCIT II Common Stock underlying such awards will automatically be converted into the right to receive the CCIT II Exchange Ratio of 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares and deduction for withholding under applicable tax law in accordance with the Merger Agreement;

•

the fact that directors and executive officers of CCIT II will be indemnified by GCEAR from and against, and entitled to receive advancement of costs and expenses in connection with, certain legal proceedings; and

•

the fact that, upon consummation of the Mergers, the CCIT II Advisory Agreement will be terminated and the Combined Company will be self-managed and, as a result, the Combined Company will not have any relationship with CCO Group, LLC (collectively, “CCO Group” or “Sponsor”) (which may be considered to be controlled by Messrs. Richard S. Ressler, a director on the CCIT II Board, and Avraham Shemesh, the Chairman of the CCIT II Board, Chief Executive Officer and President of CCIT II).

None of GCEAR’s executive officers or members of the GCEAR Board is party to an arrangement with GCEAR, or participates in any GCEAR plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the Mergers.

For more information see “The Mergers—Interests of CCIT II’s Directors and Executive Officers in the Mergers” and “The Mergers—Interests of GCEAR’s Directors and Executive Officers in the Mergers.”

No Rights of Dissenting Stockholders (See page 196)

Pursuant to the CCIT II Charter, no dissenters’ or appraisal rights or rights of objecting stockholders will be available with respect to the Mergers.

Conditions to Completion of the Mergers (Beginning on page 228)

As more fully described in this proxy statement/prospectus and the Merger Agreement, the obligation of each of CCIT II and GCEAR to complete the Mergers and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver by the applicable party, at or prior to the effective time of the Mergers, of a number of closing conditions. These conditions include, among other things:

•	all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the Mergers having been obtained;

•	approval of the REIT Merger and the CCIT II Charter Amendment by CCIT II stockholders having been obtained, and the CCIT II Charter Amendment having become effective pursuant to the MGCL;

•	receipt of opinions of counsel concerning certain tax matters;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the Mergers, and the absence of any law enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement prohibiting, restraining, enjoining or making illegal the consummation of the Mergers or the other transactions contemplated by the Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective and there being no stop order suspending such effectiveness or proceedings for such purpose initiated by the SEC that have not been withdrawn; and

•	the truth and accuracy of the representations and warranties of each party made in the Merger Agreement as of the closing, subject to certain materiality standards.

Neither CCIT II nor GCEAR can give any assurance as to when or if all of the conditions to the consummation of the Mergers will be satisfied or waived or that the Mergers will occur.

See “The Merger Agreement—Conditions to Completion of the Mergers” beginning on page 228 for more information.

Regulatory Approvals Required for the Mergers (See page 195)

Other than compliance with applicable federal and state securities laws, CCIT II and GCEAR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Mergers or the other transactions contemplated by the Merger Agreement.

Alternative Acquisition Proposals; Change in Recommendation (Beginning on page 236)

Except as described below, the Merger Agreement provides that CCIT II may not, and will cause its subsidiaries and direct each of its and their respective directors, officers, affiliates and representatives not to, initiate, solicit, knowingly encourage or facilitate any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any persons relating to any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

At any time prior to obtaining the necessary approvals of CCIT II stockholders, CCIT II may, if and only to the extent that the CCIT II Special Committee has either determined that an Acquisition Proposal constitutes a Superior Proposal (as defined under the heading “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) or determined in good faith after consultation with outside legal counsel and outside financial advisors that an Acquisition Proposal could reasonably be expected to lead to a Superior Proposal:

•

provide information in response to a request by a person who has made a written Acquisition Proposal that did not result from a breach by CCIT II of the non-solicitation provisions in the Merger Agreement; and

•	engage or participate in any discussions or negotiations with any person who has made such a written Acquisition Proposal.

At any time prior to obtaining the necessary approvals of CCIT II stockholders, CCIT II has the right, upon receipt of a written Acquisition Proposal that constitutes a Superior Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, to give notice of its intention to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal and/or effect an Adverse Recommendation Change (as such terms are defined under the heading “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”), subject to the following conditions:

•	the foregoing determination must have been upon the determination that failing to take such action would be inconsistent with the CCIT II directors’ duties or standard of conduct under applicable law;

•

CCIT II must have notified GCEAR in writing that the CCIT II Board intends to take such action at least four business days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice must specify the material terms of the Superior Proposal and attach the most current version of such proposal; and

•

during the four business days after GCEAR received such notice, CCIT II must have negotiated with GCEAR in good faith (to the extent GCEAR wished to negotiate) to make adjustments to the terms of the Merger Agreement so that the subject Superior Proposal no longer was a Superior Proposal.

For more information regarding the limitations on CCIT II, the CCIT II Board and the CCIT II Special Committee to consider other proposals, see “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation” beginning on page  236.

Termination of the Merger Agreement (Beginning on page 242)

CCIT II and GCEAR may, by written consent, mutually agree to terminate the Merger Agreement before completing the Mergers, even after obtaining the required approval of CCIT II stockholders.

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by either CCIT II or GCEAR if any of the following occur, each subject to certain exceptions:

•	the Mergers have not occurred on or before the Outside Date;

•

there is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement; or

•	the approval of CCIT II stockholders of the REIT Merger and the CCIT II Charter Amendment has not been obtained at the CCIT II Special Meeting.

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by GCEAR upon either of the following, each subject to certain exceptions:

•

if any of the CCIT II Parties breaches any of their representations or warranties or fails to perform their covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of any of the CCIT II Parties to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by the CCIT II Parties by the earlier of twenty days following written notice of such breach or failure from GCEAR to CCIT II and two business days before the Outside Date; or

•

if, at any time prior to obtaining the necessary approvals of CCIT II stockholders, (A) the CCIT II Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CCIT II Common Stock that constitutes an Acquisition Proposal is commenced and the CCIT II Board fails to recommend against acceptance of such tender offer or exchange offer by CCIT II stockholders and to publicly reaffirm the CCIT II Board recommendation within ten business days of being requested to do so by GCEAR, or (C) if CCIT II has breached or failed to comply in any material respect with its obligations described in “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation.”

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by CCIT II upon any of the following, each subject to certain exceptions:

•

if any of the GCEAR Parties breaches any of their representations or warranties or fails to perform their covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of any of the GCEAR Parties to satisfy certain closing conditions, and (B) cannot be cured or, if curable, is not cured by the GCEAR Parties by the earlier of twenty days following written notice of such breach or failure from CCIT II to GCEAR and two business days before the Outside Date subject to certain exceptions; or

•

if, at any time prior to obtaining the necessary approvals of CCIT II stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the heading “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”) in accordance with the Merger Agreement, so long as the termination fee payment described in “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expense Reimbursement” below is made in full to GCEAR prior to or concurrently with such termination.

For more information regarding the rights of CCIT II and GCEAR to terminate the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 242.

Termination Fee and Expense Reimbursement (Beginning on page 243)

Upon termination of the Merger Agreement in certain circumstances, the Merger Agreement provides for the payment of a termination fee to GCEAR by CCIT II of $18,450,000 (in connection with termination under certain other circumstances) and for CCIT II to reimburse GCEAR up to $3,690,000 for GCEAR’s transaction expenses. In the event GCEAR exercises its right to terminate in connection with certain breaches of the Merger

Agreement by CCIT II, CCIT II will reimburse GCEAR up to $3,690,000 for GCEAR’s transaction expenses. Furthermore, in the event CCIT II exercises its right to terminate in connection with certain breaches of the Merger Agreement by GCEAR, GCEAR will reimburse CCIT II up to $3,690,000 for CCIT II’s transaction expenses plus the amount paid by CCIT II to CMFT in connection with the termination of the CMFT Merger Agreement. In addition, in the event the Merger Agreement is terminated for any reason, the Termination Agreement will automatically terminate and the CCIT II Advisory Agreement will remain in full force and effect (including all fees and obligations set forth therein).

See “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page  243 for more information on the termination fees that could be payable by CCIT II to GCEAR.

Material U.S. Federal Income Tax Consequences of the Mergers (Beginning on page 197)

CCIT II and GCEAR intend that the REIT Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The closing of the REIT Merger is conditioned on the receipt by each of GCEAR and CCIT II of an opinion of counsel to that effect. Assuming that the REIT Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of shares of CCIT II Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of GCEAR Class E Common Stock in exchange for shares of CCIT II Common Stock in connection with the REIT Merger. The Partnership Merger and the LP Merger together are intended to be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code.

For further discussion of certain U.S. federal income tax consequences of the Mergers and the ownership and disposition of GCEAR Common Stock, see “Material U.S. Federal Income Tax Considerations” beginning on page 197. CCIT II stockholders should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local or non-U.S. income and other tax laws) of the REIT Merger and the ownership and disposition of GCEAR Common Stock.

Accounting Treatment of the Mergers (See page 195)

GCEAR prepares its financial statements in accordance with U.S. generally accepted accounting principles, which we refer to herein as “GAAP.” The Mergers will be treated as an asset acquisition under GAAP. See “The Mergers—Accounting Treatment” on page 195 for more information.

Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders (Beginning on page 257)

At the effective time of the REIT Merger, CCIT II stockholders will become GCEAR stockholders and, accordingly, their rights will be governed by the GCEAR Charter and the GCEAR Bylaws and the laws of the State of Maryland. The GCEAR Charter and the GCEAR Bylaws contain certain provisions that are different from the CCIT II Charter and the CCIT II Bylaws.

For a summary of certain differences between the rights of CCIT II stockholders and GCEAR stockholders, see “Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders” beginning on page  257.

Potential Springing Charter (Beginning on page 269)

On April 15, 2019, the GCEAR stockholders approved an amendment and restatement of the GCEAR Charter. Following this approval, GCEAR was authorized for a period of up to five years from the date of approval, to file the Second Articles in the form approved. The Second Articles will only become effective after being filed with, and accepted by, the SDAT. The purpose of the Second Articles is to remove certain limitations required by the North American Securities Administrators Association (the “NASAA REIT Guidelines”) and to otherwise amend the GCEAR Charter to be consistent with Maryland law and the charters of other listed companies. The Second Articles have not yet been filed, but they could be filed at any time during the authorized period, without further need for stockholder consent. If the GCEAR Board determines to list its shares on a national securities exchange, GCEAR intends to file the Second Articles before such listing. GCEAR may also file the Second Articles in connection with another Strategic Transaction. However, there is no guarantee that the Second Articles will ever be filed.

For a summary of anticipated changes to the rights of GCEAR stockholders if the Second Articles are filed, see “Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders—Potential Springing Charter” beginning on page 269.

CCIT II’s Distributions and Distribution Policy (Beginning on page 114)

CCIT II pays distributions to its stockholders as of the record date selected by the CCIT II Board. Prior to April 1, 2020, the CCIT II Board historically authorized distributions to its stockholders on a quarterly basis that accrued daily to CCIT II stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. Given the impact of the COVID-19 pandemic, on April 20, 2020, the CCIT II Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis, commencing on April 1, 2020, until such time that the CCIT II Board has greater visibility into the impact that the COVID-19 pandemic will have on CCIT II’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to CCIT II’s tenants, CCIT II’s ability to access the capital markets, and on the United States and worldwide financial markets and economy. CCIT II anticipates that the CCIT II Board will continue to authorize and declare distributions to stockholders, but there can be no assurance that the CCIT II Board will continue to authorize such distributions at such frequency, if at all.

During 2019, the CCIT II Board authorized daily cash distribution amounts per share of $0.001726027 ($0.63 per share annualized). During the first quarter of 2020, the CCIT II Board authorized daily cash distribution amounts per share of $0.001721311 ($0.63 per share annualized). From April 1, 2020 to November 30, 2020, the CCIT II Board authorized monthly cash distribution amounts per share ranging from $0.0350 to $0.0414 ($0.42 to $0.50 per share annualized).

GCEAR’s Distributions and Distribution Policy (Beginning on page 70)

GCEAR pays distributions to its stockholders as of the record date selected by the GCEAR Board. Prior to March 30, 2020, the GCEAR Board historically authorized distributions to the holders of GCEAR Common Stock on a quarterly basis that accrued daily to GCEAR stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. On March 30, 2020, the GCEAR Board elected to change from a quarterly to a monthly declaration of distributions commencing in April 2020 in order to give the GCEAR Board maximum flexibility due to the review of a prior potential strategic transaction and to monitor and evaluate the situation related to the financial impact of the COVID-19 pandemic. GCEAR expects to continue to pay distributions monthly based on daily declaration and record dates. There can be no assurance that the GCEAR Board will continue to authorize such distributions at such amount or frequency, if at all.

From April 30, 2019 to December 31, 2019, the GCEAR Board authorized daily cash distribution amounts per share of $0.001506849 ($0.55 per share annualized) and daily stock distribution amounts per share of

$0.000273973 worth of shares (equivalent to a $0.10 per share annualized stock distribution). During the first quarter of 2020, the GCEAR Board authorized daily cash distribution amounts per share of $0.001502732 ($0.55 per share annualized) and monthly stock distribution amounts per share of $0.008333333 worth of shares (equivalent to a $0.10 per share annualized stock distribution). As GCEAR continues to monitor the overall economic impact of the COVID-19 pandemic, GCEAR believes it is prudent to continue to employ a more conservative cash management strategy in this current economic environment. Accordingly, from April 1, 2020 to November 30, 2020, the GCEAR Board authorized daily cash distribution amounts per share of $0.000956284 ($0.35 per share annualized).

Distributions may be funded with operating cash flow from GCEAR’s properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. To the extent that GCEAR does not have earnings and profits, distributions paid will be considered a return of capital to stockholders.

Selected Historical Financial Information of CCIT II

Presented below is the selected historical consolidated financial data of CCIT II as of and for the periods indicated. The selected historical consolidated financial data of CCIT II for each of the years during the five-year period ended December 31, 2019 has been derived from CCIT II’s historical audited consolidated financial statements for such periods. The selected historical financial information for the nine months ended September 30, 2020, has been derived from CCIT II’s unaudited consolidated financial statements for such period.

You should read this selected historical financial information together with the financial statements and accompanying notes included in this proxy statement/prospectus beginning on page F-111 and CCIT II management’s discussion and analysis of operations and financial condition, attached as Annex F to this proxy statement/prospectus.

(in thousands, except share data and per share amounts)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
Selected Financial Data	2020	2019	2019	2018	2017	2016	2015
Balance Sheet Data:
Total real estate assets, net	$899,630	$621,642	$859,162	$1,096,038	$1,124,863	$1,057,322	$885,180
Total assets	$942,321	$983,179	$985,655	$1,132,980	$1,158,899	$1,089,084	$920,109
Credit facility and note payable, net	$410,149	$370,861	$368,841	$603,891	$599,771	$501,152	$514,094
Total liabilities	$464,810	$397,896	$478,772	$642,743	$639,545	$543,830	$579,608
Redeemable common stock	$—	$27,262	$26,963	$27,624	$27,765	$25,001	$11,520
Total stockholders’ equity	$477,511	$558,021	$479,920	$462,613	$491,589	$520,253	$328,981
Operating Data:
Total revenue (1)	$68,963	$58,029	$75,919	$106,612	$103,662	$87,211	$74,015
Total operating expenses	$47,678	$38,520	$51,485	$69,100	$69,086	$62,565	$49,122
Gain on disposition of real estate, net	$—	$119,978	$119,978	$—	$—	$—	$—
Operating income	$21,285	$139,487	$144,412	$37,512	$34,576	$24,646	$24,893
Total other expense	$(10,390)	$(10,198)	$(12,518)	$(24,259)	$(22,826)	$(20,642)	$(18,053)
Net income	$10,895	$129,289	$131,894	$13,253	$11,750	$4,004	$6,840
Net income (loss) attributable to common stockholders:
Class A Common Stock	$10,610	$124,529	$127,068	$12,947	$11,509	$4,011	$6,840
Class T Common Stock	$285	$4,760	$4,826	$306	$241	$(7)	$—
Per Share Data:
Basic and diluted net income (loss) per common share:
Class A Common Stock	$0.16	$1.92	$1.96	$0.20	$0.18	$0.07	$0.22
Class T Common Stock	$0.11	$1.86	$1.89	$0.12	$0.10	$(0.01)	$—
Cash distributions declared per common share:
Class A Common Stock	$0.39	$0.48	$1.66	$0.63	$0.63	$0.63	$0.63
Class T Common Stock	$0.39	$0.48	$1.66	$0.63	$0.63	$0.40	$—
Basic and diluted weighted average number of common shares outstanding:
Class A Common Stock	64,704,372	64,815,378	64,806,832	64,855,809	65,204,087	57,105,755	31,204,356
Class T Common Stock	2,576,438	2,556,896	2,559,894	2,537,693	2,489,306	999,019	—
Cash Flow Data:
Net cash provided by operating activities	$33,401	$23,348	$35,419	$48,665	$43,674	$30,165	$24,908
Net cash (used in) provided by investing activities	$(62,743)	$520,213	$285,646	$(9,551)	$(105,941)	$(197,907)	$(264,903)
Net cash (used in) provided by financing activities	$(58,043)	$(209,035)	$(223,470)	$(39,528)	$58,107	$158,578	$248,454

(1)	Property expense recovery reimbursements are presented gross on the statement of operations for all periods presented.

Selected Historical Financial Information of GCEAR

Presented below is the selected historical consolidated financial data of GCEAR as of and for the periods indicated. The selected historical consolidated financial data of GCEAR for each of the years during the five-year period ended December 31, 2019 has been derived from GCEAR’s historical audited consolidated financial statements for such periods. The selected historical financial information for the nine months ended September 30, 2020, has been derived from GCEAR’s unaudited consolidated financial statements for such period.

You should read this selected historical financial information together with the financial statements and accompanying notes included in this proxy statement/prospectus beginning on page F-13 and GCEAR management’s discussion and analysis of operations and financial condition, attached as Annex E to this proxy statement/prospectus.

(in thousands, except share data and per share amounts)	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
Selected Financial Data	2020	2019	2019	2018	2017	2016	2015
Balance Sheet Data:
Total real estate, net	$3,545,939	$3,694,841	$3,610,329	$2,534,952	$2,442,576	$2,685,837	$2,760,049
Total assets	$4,223,950	$4,262,796	$4,175,502	$3,012,775	$2,803,410	$2,894,803	$3,037,390
Total debt, net	$2,174,352	$1,930,141	$1,969,104	$1,353,531	$1,386,084	$1,447,535	$1,473,427
Total liabilities	$2,460,005	$2,277,418	$2,303,589	$1,527,079	$1,512,835	$1,574,274	$1,636,859
Perpetual convertible preferred shares	$125,000	$125,000	$125,000	$125,000	$—	$—	$—
Redeemable noncontrolling interests	$4,569	$4,887	$4,831	$4,887	$4,887	$4,887	$4,887
Redeemable common stock	$1,332	$15,861	$20,565	$11,523	$33,877	$92,058	$86,557
Total stockholders’ equity	$1,403,152	$1,590,455	$1,476,477	$1,112,083	$1,220,706	$1,193,470	$1,287,769
Total equity	$1,633,044	$1,839,630	$1,721,517	$1,344,286	$1,251,811	$1,223,584	$1,309,087
Operating Data:
Total revenue (1)	$301,157	$277,276	$387,108	$336,359	$346,490	$344,274	$292,853
Income before other income and (expenses)	$59,631	$76,371	$78,262	$77,980	$82,294	$73,531	$35,109
Net income	$1,347	$39,087	$37,044	$22,038	$146,133	$26,555	$15,621
Net (loss) income attributable to common stockholders	$(4,569)	$28,480	$24,787	$17,618	$140,657	$25,285	$(3,750)
Cash distributions declared per common share	$0.32	$0.46	$0.60	$0.68	$0.68	$0.68	$0.69
Cash Flow Data:
Net cash provided by operating activities	$128,953	$119,423	$160,849	$120,859	$142,097	$137,457	$99,972
Net cash (used in) provided by investing activities	$(34,459)	$11,743	$85,818	$(194,496)	$254,568	$9,496	$(401,524)
Net cash provided by (used in) financing activities	$9,809	$(113,276)	$(197,692)	$(76,945)	$(238,660)	$(183,814)	$274,942

(1)	Property expense recovery reimbursements are presented gross on the statement of operations for all periods presented.

Selected Unaudited Pro Forma Condensed Combined Financial Information of the Combined Company

The following tables set forth selected unaudited pro forma condensed combined financial information of the Combined Company after giving effect to the Mergers based on GCEAR’s preliminary estimates, assumptions and pro forma adjustments. The unaudited pro forma condensed combined statements of income of the Combined Company for the nine months ended September 30, 2020 and the year ended December 31, 2019 give effect to the Mergers as if they had occurred on January 1, 2019, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet of the Combined Company as of September 30, 2020 gives effect to the Mergers as if they had occurred on September 30, 2020.

The unaudited pro forma condensed combined financial information of the Combined Company was prepared using the asset acquisition method of accounting, with GCEAR considered the accounting acquiror of CCIT II.

Under the asset acquisition method of accounting, the purchase price is allocated to the underlying CCIT II tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The unaudited pro forma combined financial information of the Combined Company is presented for illustrative purposes only and does not purport to be indicative of the results that would actually have occurred if the Mergers had occurred as presented in such statements or that may be obtained in the future. Additionally, the unaudited pro forma condensed combined financial information contains estimated adjustments, based upon available information and certain assumptions that GCEAR believes are reasonable under the circumstances. Future results may vary significantly from the results reflected in such statements.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined financial information of the Combined Company and the accompanying notes included in this proxy statement/prospectus beginning on page F-3 and (ii) the historical financial statements and accompanying notes of CCIT II and GCEAR included in this proxy statement/prospectus beginning on page F-111 and F-13, respectively.

	As of September 30, 2020
(in thousands)	GCEAR (Historical)	CCIT II (Historical)	Reporting Adjustments	Pro Forma Adjustments	Combined Company (Pro Forma)
Balance Sheet Data:
Total real estate assets, net	$3,545,939	$899,630	$(7,035)	$416,980	$4,855,514
Total assets	$4,223,950	$942,321	$—	$251,792	$5,418,063
Total debt, net	$2,174,352	$410,149	$—	$(62,149)	$2,522,352
Total liabilities	$2,460,005	$464,810	$—	$(102,306)	$2,822,509
Non-controlling interests subject to redemption	$4,569	$—	$—	$—	$4,569
Common stock subject to redemption	$1,332	$—	$—	$—	$1,332
Perpetual preferred shares subject to redemption	$125,000	$—	$—	$—	$125,000
Total stockholders’ equity	$1,403,152	$477,511	$—	$354,098	$2,234,761
Total equity	$1,633,044	$477,511	$—	$354,098	$2,464,653

	For the Nine Months Ended September 30, 2020
(in thousands)	GCEAR (Historical)	CCIT II (Historical)	Pro Forma Adjustments	Combined Company (Pro Forma)
Operating Data:
Total revenues	$301,157	$68,963	$(551)	$369,569
Total operating expense (2)	$(241,526)	$(47,678)	$(10,928)	$(300,132)
Income from operations	$59,631	$21,285	$(11,479)	$69,437
Net income	$1,347	$10,895	$(3,069)	$9,173

	For the Year Ended December 31, 2019
(in thousands)	GCEAR (Historical)	CCIT II (Historical)		Pro Forma Adjustments	Combined Company (Pro Forma)
Operating Data:
Total revenues	$387,108	$75,919		$(127)	$462,900
Total operating expense (2)	$(308,846)	$(51,485)		$(7,029)	$(367,360)
Income from operations	$78,262	$24,434	(1)	$(7,156)	$95,540
Net income	$37,044	$131,894		$(7,136)	$161,802

(1)	Excludes gain on disposition of real estate, net.
(2)

Total operating expense includes depreciation/amortization, general and administrative, corporate operating expenses/advisory fees to affiliates, impairment provisions, and transaction-related in addition to property level operating expenses.

Unaudited Comparative Per Share Information

The following table sets forth for the year ended December 31, 2019 and the nine months ended September 30, 2020, selected per share information for CCIT II Common Stock and GCEAR Common Stock on a historical basis and for the Combined Company on a pro forma basis after giving effect to the Mergers, in each case accounted for as an asset acquisition. The information in the table is unaudited. You should read the tables below together with the historical financial statements and accompanying notes of CCIT II and GCEAR included in this proxy statement/prospectus beginning on page F-111 and F-13, respectively.

The pro forma Combined Company net income (loss) per share for the nine months ended September 30, 2020 and the year ended December 31, 2019 includes the combined net income (loss) per share of CCIT II Common Stock and GCEAR Common Stock on a pro forma basis as if the Mergers were consummated on January 1, 2019 and, with respect to net book value per share of CCIT II Common Stock and GCEAR Common Stock, on September 30, 2020.

The GCEAR pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are estimates based upon information and assumptions available at the time of the filing of this proxy statement/prospectus.

	GCEAR (Historical)	CCIT II (Historical)	Combined Company (Pro Forma)
As of September 30, 2020
Book value per common share	$6.11	$7.11	$6.90
For the Nine Months Ended September 30, 2020
Net (loss) income per common share attributable to common stockholders—basic and diluted	$(0.02)	$0.16	$0.01
Distributions declared per common share	$0.32	$0.39	$0.32
For the Year Ended December 31, 2019
Net income per common share attributable to common stockholders—basic and diluted	$0.11	$1.96	$0.44
Distributions declared per common share	$0.60	$1.66	$0.60

Comparative Market Price Information

Neither CCIT II Common Stock nor GCEAR Common Stock is listed on an exchange and there is no established public trading market for shares of CCIT II Common Stock or GCEAR Common Stock.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote your shares of CCIT II Common Stock. In addition, you should read and consider the risks associated with the businesses of each of CCIT II and GCEAR because these risks will also affect the Combined Company. You should also read and consider the other information included in this proxy statement/prospectus, including the Annexes. See “Where You Can Find More Information” beginning on page 275.

Summary of Risk Factors

Risks Related to the Mergers

•	The CCIT II Exchange Ratio payable in connection with the REIT Merger is fixed and will not be adjusted in the event of any change in the relative values of CCIT II or GCEAR.

•

Completion of the Mergers is subject to many conditions and if these conditions are not satisfied or waived, the Mergers will not be completed, which could result in the Mergers being terminated resulting in the expenditure of significant unrecoverable transaction costs.

•	Failure to complete the Mergers could negatively impact the future business and financial results of CCIT II.

•

The pendency of the Mergers, including as a result of the restrictions on the operation of CCIT II’s and GCEAR’s business during the period between signing the Merger Agreement and the completion of the Mergers, could adversely affect the business and operations of CCIT II, GCEAR or both.

•	Some of the directors and executive officers of CCIT II have interests in seeing the Mergers completed that are different from, or in addition to, those of CCIT II stockholders.

•	Upon the consummation of the REIT Merger, the composition of the Combined Company Board will be different from that of the current CCIT II Board and the GCEAR Board.

•	CCIT II is seeking approval of its stockholders of the CCIT II Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the REIT Merger.

•	The REIT Merger and the CCIT II Charter Amendment are each subject to approval by CCIT II stockholders.

•

The Merger Agreement and the CCIT II Advisory Agreement contain provisions that could discourage a potential competing acquiror of CCIT II or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

•	CCIT II and GCEAR each expect to incur substantial costs related to completion of the Mergers.

•	CCIT II’s and GCEAR’s stockholders will be diluted by the REIT Merger.

•	Litigation challenging the Mergers may increase transaction costs and prevent the Mergers from becoming effective within the expected timeframe, or from being completed at all.

Risks Related to the Combined Company Following the Mergers

•

If the Combined Company engages in a Strategic Transaction, the market value ascribed to the shares of common stock of the Combined Company upon the Strategic Transaction may be lower than the estimated value per share of GCEAR Common Stock and CCIT II Common Stock considered by the CCIT II Special Committee, the CCIT II Board and the GCEAR Board in approving and recommending the REIT Merger.

•	The Combined Company’s anticipated level of indebtedness will increase upon completion of the Mergers.

•	The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the Mergers.

•	Following the Mergers, CCIT II stockholders may receive a lower dollar amount per share in monthly distributions.

•

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the Mergers and, accordingly, CCIT II stockholders have limited financial information on which to evaluate the Combined Company.

•	The Combined Company may incur adverse tax consequences if, prior to the Mergers, CCIT II fails to qualify as a REIT for U.S. federal income tax purposes.

•	If the REIT Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

•

The Combined Company will depend on current key personnel of GCEAR for its future success, and the loss of such personnel or inability to attract and retain personnel could harm the Combined Company’s business.

•	The Combined Company will be self-managed and, as a result, may be exposed to risks that CCIT II has not historically been exposed to.

Risks Related to an Investment in GCEAR Common Stock

•	There is currently no public trading market for shares of GCEAR Common Stock and there may never be one; therefore, it will be difficult for GCEAR stockholders to sell their shares.

•

GCEAR stockholders may be unable to sell their shares of GCEAR Common Stock because their ability to have their shares redeemed pursuant to the GCEAR SRP is subject to significant restrictions and limitations and if GCEAR stockholders are able to sell their shares under the GCEAR SRP, they may not be able to recover the amount of their investment in shares of GCEAR Common Stock.

•	No rule or regulation requires that GCEAR calculates its NAV in a certain way, and the GCEAR Board, including a majority of its independent directors, may adopt changes to the valuation procedures.

Risks Related to GCEAR’s Conflicts of Interest

•

The chairman of the GCEAR Board is a controlling person of an entity that has received limited partnership interests in the GCEAR Operating Partnership, and therefore may face conflicts with regard to his fiduciary duties to GCEAR and that entity related to that entity making investments in or redeeming GCEAR Common Stock or the limited partnership interests.

Risks Related to GCEAR’s Corporate Structure

•

GCEAR has issued Series A Preferred Shares that rank senior to all common stock and grant the holder superior or additional rights compared to common stockholders (including with respect to distributions), and may have the effect of diluting GCEAR stockholders’ interests in GCEAR.

Risks Related to Investments in Single Tenant Real Estate

•

Many of GCEAR’s properties depend upon a single tenant for all or a majority of their rental income, and GCEAR’s financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant.

Risks Related to Investments in Real Estate

•

GCEAR’s operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and GCEAR cannot assure GCEAR stockholders that GCEAR will be profitable or that GCEAR will realize growth in the value of GCEAR’s real estate properties.

Risks Associated with Debt Financing

•	GCEAR has broad authority to incur debt, and high debt levels could hinder GCEAR’s ability to make distributions and could decrease the value of GCEAR stockholders’ investment.

Federal Income Tax Risks

•	Failure to continue to qualify as a REIT would adversely affect GCEAR’s operations and GCEAR’s ability to make distributions because GCEAR would incur additional tax liabilities.

General Risk Factors

•

The current outbreak of COVID-19, and the future outbreak of other highly infectious or contagious diseases, could adversely impact or disrupt GCEAR’s financial condition, results of operations, cash flows, and performance.

Risks Related to the Mergers

The CCIT II Exchange Ratio payable in connection with the REIT Merger is fixed and will not be adjusted in the event of any change in the relative values of CCIT II or GCEAR.

Upon the consummation of the REIT Merger, each issued and outstanding share of CCIT II Common Stock (other than Excluded Shares) will be converted into the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement. Such CCIT II Exchange Ratio will not be adjusted, other than in the limited circumstances as expressly contemplated in the Merger Agreement in connection with stock splits, combinations, reorganizations, or other similar events affecting the outstanding CCIT II Common Stock or GCEAR Common Stock. Except as expressly contemplated in the Merger Agreement, no change in the REIT Merger Consideration will be made for any reason, including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of CCIT II or GCEAR;

•	changes in the estimated NAV per share of either the shares of CCIT II Common Stock or GCEAR Class E Common Stock;

•	interest rates, general market and economic conditions and other factors generally affecting the businesses of CCIT II or GCEAR;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which CCIT II or GCEAR operate;

•	dissident stockholder activity, including any stockholder litigation challenging the Mergers;

•	other factors beyond the control of CCIT II and GCEAR, including those described or referred to elsewhere in this “Risk Factors” section; and

•	acquisitions, dispositions or new development opportunities.

Any such changes may materially alter or affect the relative values of CCIT II and GCEAR and, as a result, the REIT Merger Consideration may be more or less than the current fair value of your shares of CCIT II Common Stock.

Completion of the Mergers is subject to many conditions and if these conditions are not satisfied or waived, the Mergers will not be completed, which could result in the Mergers being terminated resulting in the expenditure of significant unrecoverable transaction costs.

The Mergers are subject to many conditions that must be satisfied, or to the extent permitted by law, waived in order to complete the Mergers. The mutual conditions of the parties include, among others (i) receipt of the approval of the REIT Merger and of the CCIT II Charter Amendment by holders of a majority of the outstanding shares of the CCIT II Common Stock entitled to vote thereon, (ii) effectiveness of the CCIT II Charter Amendment, (iii) delivery of certain documents and legal opinions, (iv) the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the Merger Agreement), (v) the effectiveness of the registration statement on Form S-4 to be filed by GCEAR to register the shares of the GCEAR Class E Common Stock to be issued as consideration in the REIT Merger, and (vi) the absence of a CCIT II Material Adverse Effect or GCEAR Material Adverse Effect (as each term is defined in the Merger Agreement). For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Mergers, see “The Merger Agreement—Conditions to Completion of the Mergers” in this proxy statement/prospectus.

There can be no assurance that the conditions to closing of the Mergers will be satisfied or waived or that the Mergers will be completed. Failure to consummate the Mergers may adversely affect CCIT II’s and GCEAR’s results of operations and ongoing businesses for the following reasons, among others: (i) CCIT II and GCEAR have each incurred and will continue to incur certain transaction costs, regardless of whether the Mergers close, which could adversely affect their respective financial conditions, results of operations and ability to make distributions to their respective stockholders; and (ii) the Mergers, whether or not they close, may divert some of the attention of certain management of CCIT II and GCEAR from ongoing business activities, including the pursuit of other opportunities that could be beneficial to CCIT II and GCEAR, as applicable. In addition, CCIT II or GCEAR may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Mergers are not completed by the Outside Date. See “The Merger Agreement—Termination of the Merger Agreement” in this proxy statement/prospectus.

Failure to complete the Mergers could negatively impact the future business and financial results of CCIT II.

If the Mergers are not completed, the ongoing business of CCIT II could be materially adversely affected and CCIT II will be subject to a variety of risks associated with the failure to complete the Mergers, including the following:

•

CCIT II being required, under certain circumstances in which the Merger Agreement is terminated, to pay to GCEAR a termination fee of $18,450,000 and reimbursement of expenses incurred by GCEAR in connection with the Mergers of up to $3,690,000;

•	CCIT II having to bear certain costs incurred by it relating to the Mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees; and

•	the diversion of CCIT II management’s focus and resources from operational matters and other strategic opportunities while working to implement the Mergers.

If the Mergers are not completed, these risks could materially affect the business and financial results of CCIT II.

The pendency of the Mergers, including as a result of the restrictions on the operation of CCIT II’s and GCEAR’s business during the period between signing the Merger Agreement and the completion of the Mergers, could adversely affect the business and operations of CCIT II, GCEAR or both.

In connection with the pending Mergers, some tenants of each of CCIT II and GCEAR may delay or defer tenancy decisions, which could negatively impact the revenues, earnings, cash flows and expenses of CCIT II and GCEAR, regardless of whether the Mergers are completed. In addition, due to operating covenants in the Merger Agreement, each of CCIT II and GCEAR may be unable, during the pendency of the Mergers, to pursue certain strategic transactions, undertake certain significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial.

Some of the directors and executive officers of CCIT II have interests in seeing the Mergers completed that are different from, or in addition to, those of CCIT II stockholders.

Some of the directors and executive officers of CCIT II have interests in seeing the Mergers completed that are different from, or in addition to, those of CCIT II stockholders. None of CCIT II’s executive officers or directors is party to an arrangement with CCIT II, or participates in any CCIT II plan, program or arrangement, that provides such executive officer or director with financial incentives that are contingent upon the consummation of the Mergers; provided, however, that pursuant to the Merger Agreement, the CCIT II Designees will be appointed to the GCEAR Board effective upon consummation of the REIT Merger and will receive compensation for such services provided to GCEAR. In addition, pursuant to the Termination Agreement, upon consummation of the Mergers, CCIT II will pay CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1,750,000. Additionally, CCIT II Advisor may be considered to be controlled by certain directors of CCIT II. See “The Mergers—Interests of CCIT II’s Directors and Executive Officers in the Mergers” in this proxy statement/prospectus.

Upon the consummation of the REIT Merger, the composition of the Combined Company Board will be different from that of the current CCIT II Board and the GCEAR Board.

The Combined Company Board is expected to be comprised of the current GCEAR Board and the CCIT II Designees. Furthermore, the Merger Agreement contemplates that not all directors of the Combined Company Board will be nominated by the Combined Company for reelection at the annual meeting of stockholders of the Combined Company following the Mergers. See the section “The Combined Company—Combined Company Board” in this proxy statement/prospectus. The new composition of the Combined Company Board may affect the future decisions of the Combined Company.

CCIT II is seeking approval of its stockholders of the CCIT II Charter Amendment, which would remove substantive and procedural protections relating to Roll-Up Transactions such as the REIT Merger.

CCIT II is seeking approval of its stockholders of the CCIT II Charter Amendment. If adopted, the amendment would remove substantive and procedural protections relating to Roll-Up Transactions from the CCIT II Charter, which would eliminate certain protections that would have applied to certain transactions, including the Mergers. For example, the CCIT II Charter provides that prior to conducting a Roll-Up Transaction, CCIT II would be required to obtain an appraisal of CCIT II’s assets. In addition, as part of a Roll-Up Transaction, CCIT II would be required to provide stockholders certain rights including the right to remain as a stockholder of CCIT II and preserve their interests therein on the same terms and conditions as existed previously, or to receive cash in an amount equal to the stockholders pro rata share of the appraised value of the net assets of CCIT II, even if the CCIT II Board concludes that transaction would be in CCIT II’s best interests. Because the Mergers are conditioned on approval of the CCIT II Charter Amendment, CCIT II stockholders will not be entitled to the benefit of these protections in connection with the Mergers.

After the closing of the Mergers, CCIT II stockholders who receive shares of GCEAR in the REIT Merger will have different rights that may be less favorable than their current rights as CCIT II stockholders.

After the closing of the Mergers, CCIT II stockholders who receive shares of GCEAR in the REIT Merger will have different rights than they currently have as CCIT II stockholders, which may be less favorable than their current rights. For a detailed discussion of the similarities and material differences between the current rights of CCIT II stockholders and the rights of GCEAR stockholders, see “Comparison of Rights of CCIT II Stockholders and GCEAR Stockholders” beginning on page 257.

The REIT Merger and the CCIT II Charter Amendment are each subject to approval by CCIT II stockholders.

In order for the REIT Merger to be completed, CCIT II stockholders must approve the REIT Merger Proposal and the CCIT II Charter Amendment Proposal, which each require the affirmative vote of the holders of at least a majority of the outstanding shares of CCIT II Common Stock entitled to vote on such proposals at the CCIT II Special Meeting. If the proposals are not approved by CCIT II stockholders in a timely manner that would allow the REIT Merger to be completed by the Outside Date, either party may terminate the Merger Agreement, in which case the Mergers would not be consummated.

The Merger Agreement and the CCIT II Advisory Agreement contain provisions that could discourage a potential competing acquiror of CCIT II or could result in a competing Acquisition Proposal being at a lower price than it might otherwise be.

The Merger Agreement restricts CCIT II’s ability to initiate, solicit, facilitate or knowingly encourage any Acquisition Proposal, subject to limited exceptions. Prior to making an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, CCIT II is required to provide GCEAR with notice of its intention to make such an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement and an opportunity to negotiate (to the extent GCEAR wishes to negotiate) to make adjustments to the terms of the Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal.

Upon termination of the Merger Agreement in certain circumstances involving an Acquisition Proposal, CCIT II is required to pay GCEAR a termination fee of $18,450,000 and CCIT II must pay GCEAR an additional amount of up to $3,690,000 as reimbursement for expenses incurred by GCEAR in connection with the Merger Agreement. Further, CCIT II would be responsible for paying all or a portion of certain fees pursuant to the CCIT II Advisory Agreement to CCIT II Advisor in connection with the consummation of certain other Acquisition Proposals, including a Subordinated Performance Fee equal to 15% of the net sale proceeds of such Acquisition Proposal remaining after the CCIT II stockholders have received distributions equal to 100% of Invested Capital (as defined in the CCIT II Advisory Agreement) plus an 8% return thereon.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of CCIT II’s business from considering or making a competing Acquisition Proposal, even if the potential competing acquiror was prepared to pay consideration with a higher per share cash value than that market value proposed to be received or realized in the Mergers, or might cause a potential competing acquiror to propose to pay a lower price than it might otherwise have proposed to pay because of the added expense of the applicable termination fee under the Merger Agreement or fees to CCIT II Advisor that, in each case, may become payable in certain circumstances.

In certain circumstances, either CCIT II or GCEAR may terminate the Merger Agreement.

Either CCIT II or GCEAR may terminate the Merger Agreement if the Mergers have not been consummated by the Outside Date. Also, the Merger Agreement may be terminated in certain circumstances if a final and non-appealable order is entered prohibiting the transactions contemplated by the Merger Agreement, upon a material uncured breach by the other party that would cause the closing conditions not to be satisfied, or if CCIT II stockholders fail to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal. In addition, at any time prior to the time CCIT II stockholders approve the REIT Merger Proposal and the CCIT II Charter Amendment Proposal, CCIT II has the right to terminate the Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as such terms are defined under the heading “The Merger Agreement—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation”). Finally, at any time prior to the time CCIT II stockholders approve the REIT Merger Proposal and the CCIT II Charter Amendment Proposal, GCEAR has the right to terminate the Merger Agreement upon an Adverse Recommendation Change, upon the commencement of a tender offer or exchange offer for any shares of CCIT II Common Stock that constitutes an Acquisition Proposal if the CCIT II Board fails to recommend against acceptance of such tender offer or exchange offer or to publicly reaffirm the CCIT II Board recommendation after being requested to do so by GCEAR or if CCIT II breaches or fails to comply in any material respect with certain of its obligations regarding the solicitation of and response to Acquisition Proposals. See “The Merger Agreement—Termination of the Merger Agreement” in this proxy statement/prospectus.

CCIT II and GCEAR each expect to incur substantial costs related to completion of the Mergers.

CCIT II and GCEAR each expect to incur substantial costs in connection with completing the Mergers and integrating the properties and operations of CCIT II with GCEAR. While each of CCIT II and GCEAR each has assumed that a certain level of transaction costs would be incurred, there are a number of factors beyond the control of each company that could affect the total amount or the timing of such costs. Many of the costs that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, following the completion of the Mergers, the transaction costs associated with the Mergers could diminish a portion of the near-term cost savings that GCEAR expects to achieve from the elimination of duplicative costs and the realization of economies of scale.

CCIT II’s and GCEAR’s stockholders will be diluted by the REIT Merger.

The REIT Merger will dilute the ownership position of CCIT II’s and GCEAR’s stockholders, as their ownership stakes in the Combined Company will be smaller than their current stakes in CCIT II and GCEAR, respectively. Upon completion of the REIT Merger, based on the number of shares of GCEAR Common Stock and CCIT II

Common Stock outstanding on September 30, 2020, former CCIT II stockholders will own approximately 26% of the Combined Company and GCEAR equity holders will own approximately 74% of the Combined Company. Consequently, each CCIT II stockholder and GCEAR stockholder, as a general matter, will have less influence over the management and policies of the Combined Company following the Mergers than currently exercisable over the management and policies of CCIT II and GCEAR, respectively.

If the Mergers are not consummated by the Outside Date (unless extended under certain circumstances), GCEAR or CCIT II may terminate the Merger Agreement.

Either GCEAR or CCIT II may terminate the Merger Agreement under certain circumstances, including if the Mergers have not been consummated by the Outside Date. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the cause of, or resulted in, the failure to consummate the Mergers by the Outside Date.

The Mergers may be dilutive to estimated net income for CCIT II stockholders.

The Mergers may be dilutive to estimated net income for CCIT II stockholders, which would potentially decrease the amount of funds available to distribute to CCIT II stockholders as stockholders of the Combined Company. For instance, on a pro forma basis, assuming the Mergers had been consummated on January 1, 2019, the net income per share of the Combined Company for the year ended December 31, 2019 and the nine months ended September 30, 2020 would have been less than the actual net income per share of CCIT II Common Stock during the same periods. See the unaudited pro forma condensed combined financial information of the Combined Company, and the accompanying notes, included in the section “Index to Financial Information” in this proxy statement/prospectus.

Litigation challenging the Mergers may increase costs and prevent the Mergers from becoming effective within the expected timeframe, or from being completed at all.

If any stockholder files a lawsuit challenging the Mergers, neither CCIT II nor GCEAR can provide any assurance as to the outcome of any such lawsuit, including the costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation or settlement of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Mergers on the agreed-upon terms, such an injunction may prevent the completion of the Mergers in the expected time frame, or may prevent it from being completed at all. Whether or not any such plaintiffs’ claims are successful, this type of litigation is often expensive and diverts management’s attention and resources, which could adversely affect the operations of each company’s business.

Risks Related to the Combined Company Following the Mergers

If the Combined Company engages in a Strategic Transaction, the market value ascribed to the shares of common stock of the Combined Company upon the Strategic Transaction may be lower than the estimated value per share of GCEAR Common Stock and CCIT II Common Stock considered by the CCIT II Special Committee, the CCIT II Board and the GCEAR Board in approving and recommending the REIT Merger.

In approving and recommending the REIT Merger, the CCIT II Special Committee, the CCIT II Board and the GCEAR Board considered the most recent estimated value per share of CCIT II Common Stock and GCEAR Common Stock as determined by the respective boards of directors, with the assistance of the respective third-party financial advisors and appraisers. In the event that the Combined Company completes a Strategic Transaction after consummation of the Mergers, such as a listing of its shares on a national securities exchange, a merger in which stockholders of the Combined Company receive securities that are listed on a national securities exchange, or a sale of the Combined Company for cash, the market value of the shares of the Combined Company upon consummation of such Strategic Transaction may be lower than the estimated values considered by the CCIT II Special Committee, the CCIT II Board and the GCEAR Board in approving and recommending the REIT Merger and the estimated NAV per share of GCEAR Common Stock that may be reflected on the account statements of stockholders of the Combined Company after consummation of the Mergers. For example, if the shares of the Combined Company are listed on a national securities exchange at some point after the consummation of the Mergers, the trading price of the shares may be lower than the most recent estimated NAV per share of GCEAR Class E Common Stock. There can be no assurance, however, that any such Strategic Transaction will occur.

The Combined Company’s anticipated level of indebtedness will increase upon completion of the Mergers.

In connection with the Mergers, GCEAR will refinance certain indebtedness of CCIT II and will be subject to risks associated with debt financing, including a risk that the Combined Company’s cash flow could be insufficient to meet required payments on its debt. As of September 30, 2020, GCEAR had approximately $2.2 billion of outstanding indebtedness for borrowed money and approximately $398.9 million of liquidity (including amounts available to be drawn under our revolving credit facility). After giving effect to the Mergers, the Combined Company’s total pro forma consolidated indebtedness as of September 30, 2020 would be approximately $2.5 billion and its liquidity would be approximately $561.0 million (cash and cash equivalents and amounts available to be drawn under GCEAR’s existing revolving credit facility).

The Combined Company’s indebtedness could have important consequences to the Combined Company’s stockholders, including:

•	vulnerability of the Combined Company to general adverse economic and industry conditions;

•	limiting the Combined Company’s ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures and other general corporate requirements;

•

requiring the use of an increased portion of the Combined Company’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting the Combined Company’s flexibility in planning for, or reacting to, changes in its business and its industry;

•	putting the Combined Company at a disadvantage compared to its competitors with less indebtedness; and

•	limiting the Combined Company’s ability to access capital markets or the possibility of a listing on a securities exchange.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the Mergers.

Following the Mergers, the Combined Company expects to continue to expand its operations, including through Strategic Transactions, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage its expansion opportunities, which may pose substantial challenges for the Combined Company to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. There is no assurance that the Combined Company’s strategic opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, or other benefits.

Following the Mergers, CCIT II stockholders may receive a lower dollar amount per share in monthly distributions.

Each of CCIT II and GCEAR has historically declared distributions on a quarterly basis that accrued at a daily rate to stockholders of record. However, given the impact of the COVID-19 pandemic, each of CCIT II and GCEAR has declared distributions on a monthly basis since April 2020 so as to allow CCIT II and GCEAR greater flexibility in responding to the impact COVID-19 has on their respective businesses, the degree to which federal, state or local governmental authorities grant rent relief or other assistance programs, their respective abilities to access capital markets and the general effect on the financial markets and economy.

CCIT II’s most recent monthly distributions reflect annualized distribution rates of approximately 4.9-5.0%%, based on the most recent estimated NAV per share of CCIT II Common Stock. GCEAR’s most recent monthly distributions reflect annualized distribution rates of approximately 3.9%, based on the most recent estimated NAV per share of GCEAR Common Stock. Based on the CCIT II Exchange Ratio of 1.392 shares of GCEAR Common Stock for each share of CCIT II Common Stock, CCIT II stockholders would receive in respect of each share of CCIT II Common Stock distributions of approximately $0.49 per share on an annualized basis, assuming GCEAR maintains its most recent monthly distribution rate. However, there is no guarantee that the Combined Company will continue to pay distributions at such rate, if at all. All decisions regarding future distributions will remain entirely at the discretion of the Combined Company Board and stockholders of the Combined Company will have no contractual or other legal right to distributions that have not been authorized by the Combined Company Board and declared by the Combined Company.

Following the consummation of the Mergers, the Combined Company will assume certain potential liabilities relating to CCIT II.

Following the consummation of the Mergers, the Combined Company will have assumed certain potential liabilities relating to CCIT II. These liabilities could have a material adverse effect on the Combined Company’s business to the extent the Combined Company has not identified such liabilities or has underestimated the scope of such liabilities.

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus may not be representative of the Combined Company’s results following the effective time of the Mergers and, accordingly, CCIT II stockholders have limited financial information on which to evaluate the Combined Company.

The historical and unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus has been presented for informational purposes only and is not necessarily indicative of the Combined Company’s financial position or results of operations that actually would have occurred had the Mergers been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company, as applicable. The unaudited pro forma combined financial information does not reflect future events that may occur after the effective time of the Mergers, including any future nonrecurring charges resulting from the Mergers, and does not consider potential impacts of current market conditions on revenues or expense efficiencies. The unaudited pro forma combined financial information presented elsewhere in this proxy statement/prospectus is based in part on certain assumptions regarding the Mergers that CCIT II and GCEAR believe are reasonable under the circumstances. CCIT II and GCEAR can provide no assurances that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if, prior to the Mergers, CCIT II fails to qualify as a REIT for U.S. federal income tax purposes.

CCIT II has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the Mergers, and the Combined Company intends to continue operating in such a manner following the Mergers. CCIT II has not requested and does not plan to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of CCIT II may affect its ability to qualify as a REIT. In order to qualify as a REIT, CCIT II must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its REIT taxable income, excluding any net capital gains.

If CCIT II (or, following the Mergers, the Combined Company) loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

•

it would be subject to U.S. federal corporate income tax on its net income for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	it could be subject to the federal alternative minimum tax for taxable years prior to January 1, 2018 and possibly increased state and local taxes for such periods;

•

unless it is entitled to relief under applicable statutory provisions, neither it nor any “successor” company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

•

for five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

Following the Mergers, the Combined Company will inherit any liability with respect to unpaid taxes of CCIT II for any periods prior to the Mergers. In addition, as described above, if CCIT II fails to qualify as a REIT as of the Mergers but the Combined Company nevertheless qualified as a REIT, in the event of a taxable disposition of a former CCIT II asset during the five years following the Mergers the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Mergers.

As a result of all these factors, CCIT II or the Combined Company’s failure to qualify as a REIT could impair the Combined Company’s ability to expand its business and have other material adverse effects on the Combined Company. In addition, for years in which the Combined Company does not qualify as a REIT, it would not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company’s cash available for distribution to its stockholders.

Even if the Combined Company has qualified and continues to qualify as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and, as described above, in certain cases, a 100% penalty tax, in the event it sells property as a dealer. Any U.S. federal, state or other taxes the Combined Company pays will reduce its cash available for distribution to stockholders. See “Material U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of GCEAR Common Stock—Taxation of the Combined Company” in this proxy statement/prospectus.

If the REIT Merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

The REIT Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the REIT Merger is conditioned on the receipt by each of CCIT II and GCEAR of an opinion of counsel to the effect that the REIT Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the REIT Merger were to fail to qualify as a tax-free reorganization, then each CCIT II stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the fair market value of the REIT Merger Consideration received by such CCIT II stockholder in the REIT Merger; and (ii) such CCIT II stockholder’s adjusted tax basis in its CCIT II Common Stock.

The Combined Company will depend on current key personnel of GCEAR for its future success, and the loss of such personnel or inability to attract and retain personnel could harm the Combined Company’s business.

The future success of the Combined Company will depend in large part on the ability of GCEAR to attract and retain a sufficient number of qualified personnel. Competition for such personnel is intense, and GCEAR cannot assure stockholders that it will be successful in attracting and retaining such skilled personnel. The future success of the Combined Company also depends upon the service of the Combined Company’s executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the Combined Company’s operational, financing, acquisition and disposition activity. Among the reasons that they are important to the Combined Company’s success is that each has a national or regional industry reputation that is expected to attract business and investment opportunities and assist the Combined Company in negotiations with lenders, existing and potential tenants and industry personnel.

Many of the Combined Company’s other key executive personnel, particularly its senior managers, also have extensive experience and strong reputations in the industry. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective tenants is critically important to the success of the Combined Company’s business. The loss of services of one or more members of the Combined Company’s senior management team, or the Combined Company’s inability to attract and retain highly qualified personnel, could adversely affect the Combined Company’s business, diminish the Combined Company’s investment opportunities and weaken its relationships with lenders, business partners, existing and potential tenants and industry personnel, which could materially and adversely affect the Combined Company.

Key employees of GCEAR may depart either before or after the Mergers because of a desire not to remain with the Combined Company following the Mergers. Accordingly, no assurance can be given that the Combined Company will be able to retain such key personnel to the same extent as in the past.

The Combined Company will be self-managed and, as a result, may be exposed to risks that CCIT II has not historically been exposed to.

GCEAR is currently self-managed and, following the Mergers, the Combined Company will be self-managed. While the Combined Company will not bear the costs of the various fees and expenses that CCIT II currently pays to CCIT II Advisor under the CCIT II Advisory Agreement, the Combined Company’s direct expenses may increase as a result of the Mergers. The Combined Company’s management team and employees will provide services historically provided by CCIT II Advisor. The Combined Company will also be subject to potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and the Combined Company will bear the cost of the establishment and maintenance of any employee compensation plans.

If the Combined Company incurs unexpected expenses as a result of the Combined Company’s self-management, the Combined Company’s results of operations could be lower than they otherwise would have been.

Risks Related to an Investment in GCEAR Common Stock

There is currently no public trading market for shares of GCEAR Common Stock and there may never be one; therefore, it will be difficult for GCEAR stockholders to sell their shares.

There is currently no public market for shares of GCEAR Common Stock and there may never be one. GCEAR stockholders may not sell their shares unless the buyer meets applicable suitability and minimum purchase standards. To ensure that GCEAR does not fail to qualify as a REIT, the GCEAR Charter also prohibits the ownership by any one individual of more than 9.8% in value of the aggregate of GCEAR Common Stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of outstanding GCEAR Common Stock, unless waived by the GCEAR Board. Such restriction may inhibit large investors from desiring to purchase a stockholder’s shares, including in connection with a takeover that could otherwise result in a premium price for GCEAR stockholders. Moreover, GCEAR’s share redemption program (“GCEAR SRP”) includes numerous restrictions that would limit a stockholder’s ability to sell their shares to GCEAR.

GCEAR stockholders may be unable to sell their shares of GCEAR Common Stock because their ability to have their shares redeemed pursuant to the GCEAR SRP is subject to significant restrictions and limitations and if GCEAR stockholders are able to sell their shares under the GCEAR SRP, they may not be able to recover the amount of their investment in shares of GCEAR Common Stock.

Even though the GCEAR SRP may provide stockholders with a limited opportunity to sell their shares to GCEAR after they have held them for a period of one year, the GCEAR SRP contains significant restrictions and limitations. Further, the GCEAR Board may limit, suspend, terminate or amend any provision of the GCEAR SRP upon 30 days’ notice. Generally, the GCEAR SRP imposes a quarterly cap on aggregate redemptions of shares of GCEAR Common Stock equal to a value (based on the applicable redemption price per share on the day the redemption is effected) of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of GCEAR Common Stock will be allocated capacity within such aggregate limit to allow GCEAR to redeem shares equal to a value of up to 5% of the aggregate NAV of each class of common stock as of the last calendar day of the previous quarter.

The vast majority of GCEAR’s assets consist of properties which cannot generally be readily liquidated on short notice without impacting GCEAR’s ability to realize full value upon their disposition. Therefore, GCEAR may not always have a sufficient amount of cash to immediately satisfy redemption requests. As a result, a GCEAR stockholder’s ability to have their shares redeemed by GCEAR pursuant to the GCEAR SRP may be limited.

On February 26, 2020, the GCEAR Board approved the temporary suspension of the GCEAR SRP, effective March 28, 2020. On July 16, 2020, the GCEAR Board approved the partial reinstatement of the GCEAR SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the GCEAR SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the GCEAR DRP during such quarter.

GCEAR’s NAV per share amounts may change materially if the appraised values of GCEAR’s properties materially change from prior appraisals or the actual operating results differ from what GCEAR originally budgeted.

GCEAR updates its NAV per share on a quarterly basis based on property and real estate market events that are material to GCEAR’s NAV. Notification of property and real estate market events may lag the actual event and events may be missed, unknown or difficult to value. The valuations will reflect information provided to the appraisers subject to a reasonable time to analyze the event and document the new market value. Annual third-party appraisals of GCEAR’s properties using an appraisal report format will be conducted on a rolling basis, such that properties will be appraised at different times but each property generally will be appraised at least once per calendar year. These appraisals involve subject judgements and are not necessarily representative of the price at which an asset or liability would sell, because market prices of assets and liabilities can only be determined by negation between a willing buyer and seller. When these appraisals are reflected in GCEAR’s NAV calculations, there may be a material change in GCEAR’s NAV per share amounts for each class of GCEAR Common Stock from those previously reported. In addition, actual operating results may differ from what GCEAR originally budgeted, which may cause a material increase or decrease in the NAV per share amounts. GCEAR will not retroactively adjust the NAV per share of each class reported. Therefore, because a new annual appraisal may differ materially from the prior appraisal or the actual results from operations may be better or worse than what GCEAR previously budgeted, the adjustment to reflect the new appraisal or actual operating results may cause the NAV per share for each class of GCEAR Common Stock to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

The NAV per share that GCEAR publishes may not necessarily reflect changes in GCEAR’s NAV that are not immediately quantifiable.

From time to time, GCEAR may experience events with respect to its investments that may have a material impact on its NAV. The NAV per share of each class of GCEAR Common Stock as published on any given day may not reflect such extraordinary events to the extent that their financial impact is not immediately quantifiable.

As a result, the NAV per share that GCEAR publishes may not necessarily reflect changes in its NAV that are not immediately quantifiable, and the NAV per share of each class published after the announcement of a material event may differ significantly from GCEAR’s actual NAV per share for such class until such time as the financial impact is quantified and GCEAR’s NAV is appropriately adjusted in accordance with GCEAR’s valuation procedures. The resulting potential disparity in GCEAR’s NAV may inure to the benefit of redeeming stockholders or non-redeeming stockholders and new purchasers of GCEAR Common Stock, depending on whether its published NAV per share for such class is overstated or understated.

GCEAR’s NAV is not a GAAP measure and will involve certain subjective judgments by the independent valuation management firms and other parties involved in valuing GCEAR’s assets and liabilities.

GCEAR’s valuation procedures are not subject to GAAP and GCEAR’s NAV is not a GAAP measure. GCEAR’s NAV may differ from equity (net assets) reflected on its audited financial statements, even if GCEAR is required to adopt a fair value basis of accounting for GAAP financial statement purposes. In addition, the implementation and coordination of GCEAR’s valuation procedures include certain subjective judgments of GCEAR, such as whether the independent valuation management firms should be notified of events specific to GCEAR’s properties that could affect their valuations, as well as of the independent valuation management firms and other parties GCEAR engages, as to whether adjustments to asset and liability valuations are appropriate. Accordingly, GCEAR stockholders must rely entirely on the GCEAR Board to adopt appropriate valuation procedures and on the independent valuation management firm and other parties GCEAR engages in order to arrive at GCEAR’s NAV, which may not correspond to realizable value upon a sale of GCEAR’s assets. GCEAR’s NAV is not audited or reviewed by its independent registered public accounting firm.

No rule or regulation requires that GCEAR calculates its NAV in a certain way, and the GCEAR Board, including a majority of its independent directors, may adopt changes to the valuation procedures.

While the Institute for Portfolio Alternatives sets forth certain “best practices” guidelines for non-traded REITs to use in calculating NAV, there are no existing rules or regulatory bodies that specifically govern the manner in which GCEAR calculates its NAV. Other public REITs may use different methodologies or assumptions to determine their NAV. In addition, each year the GCEAR Board, including a majority of its independent directors, will review the appropriateness of its valuation procedures and may, at any time, adopt changes to the valuation procedures. During such review, the GCEAR Board may change aspects of GCEAR’s valuation procedures, which changes may have an adverse effect on GCEAR’s NAV and the price at which GCEAR stockholders may sell shares to GCEAR under the GCEAR SRP or invest in additional shares of GCEAR Common Stock under the GCEAR DRP.

GCEAR may be unable to maintain cash distributions or increase distributions over time.

Distributions will be based principally on distribution expectations of GCEAR’s potential investors and cash available from GCEAR’s operations. The amount of cash available for distribution will be affected by many factors, such as GCEAR’s ability to buy properties as offering proceeds become available and GCEAR’s operating expense levels, as well as many other variables. Actual cash available for distribution may vary substantially from estimates. GCEAR cannot assure its stockholders that it will be able to pay or maintain distributions or that distributions will increase over time, nor can GCEAR give any assurance that rents from the properties will increase, or that future acquisitions of real properties will increase GCEAR’s cash available for distribution to GCEAR stockholders. GCEAR’s actual results may differ significantly from the assumptions used by the GCEAR Board in establishing the distribution rate to GCEAR stockholders.

GCEAR stockholders are subject to the risk that GCEAR’s offering, business and operating plans may change.

Although GCEAR currently operates as a perpetual-life, non-traded REIT, this is not a requirement of the GCEAR Charter. The GCEAR Board may also change GCEAR’s investment objectives, targeted investments, borrowing policies or other corporate policies without stockholder approval. In addition, GCEAR may change the way its fees and expenses are incurred and allocated to different classes of stockholders. The GCEAR Board may decide that certain significant transactions such as listing the GCEAR Common Stock on a national securities exchange, dissolution, merger into another entity, consolidation or the sale or other disposition of all or substantially all of GCEAR’s assets, are in the best interests of GCEAR and its stockholders.

Risks Related to GCEAR’s Conflicts of Interest

The chairman of the GCEAR Board is a controlling person of an entity that has received limited partnership interests in the GCEAR Operating Partnership, and therefore may face conflicts with regard to his fiduciary duties to GCEAR and that entity related to that entity making investments in or redeeming GCEAR Common Stock or the limited partnership interests.

The chairman of the GCEAR Board is a controlling person of an entity that has received limited partnership interests in the GCEAR Operating Partnership which may be exchanged for GCEAR Common Stock in the future. The chairman of the GCEAR Board may also make decisions on behalf of that entity related to investments in and redemptions of GCEAR Common Stock, which may result in that entity making an investment in or disposition of GCEAR Common Stock which may be to the detriment of GCEAR stockholders.

In addition, GCEAR’s ability to redeem shares pursuant to the GCEAR SRP is subject to certain limitations, including a limitation on the number of shares GCEAR may redeem during each quarter. If that entity should elect to redeem shares in a given quarter, or if any single stockholder who owns a significant number of shares of GCEAR Common Stock elects to redeem shares in a given quarter, the limitations on redemption contained in the GCEAR SRP may be met or exceeded.

Risks Related to GCEAR’s Corporate Structure

GCEAR is not afforded the protection of Maryland law relating to business combinations.

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

These prohibitions are intended to prevent a change of control by interested stockholders who do not have the support of the GCEAR Board. Since the GCEAR Charter contains limitations on ownership of 9.8% or more of GCEAR Common Stock, GCEAR opted out of the business combinations statute in the GCEAR Charter. Therefore, GCEAR will not be afforded the protections of this statute and, accordingly, there is no guarantee that the ownership limitations in the GCEAR Charter would provide the same measure of protection as the business combinations statute and prevent an undesired change of control by an interested stockholder.

GCEAR stockholders’ investment return may be reduced if GCEAR is required to register as an investment company under the Investment Company Act. If GCEAR loses its exemption from registration under the Investment Company Act, GCEAR will not be able to continue its business unless and until GCEAR registers under the Investment Company Act.

GCEAR does not intend to register as an investment company under the Investment Company Act. As of September 30, 2020, GCEAR owned 99 properties, and GCEAR’s intended investments in real estate will represent the substantial majority of GCEAR’s total asset mix, which would not subject GCEAR to the

Investment Company Act. In order to maintain an exemption from regulation under the Investment Company Act, GCEAR must engage primarily in the business of buying real estate.

To maintain compliance with GCEAR’s Investment Company Act exemption, GCEAR may be unable to sell assets GCEAR would otherwise want to sell and may need to sell assets GCEAR would otherwise wish to retain. In addition, GCEAR may be required to acquire additional income- or loss-generating assets that GCEAR might not otherwise acquire or forgo opportunities to acquire interests in companies that GCEAR would otherwise want to acquire. If GCEAR is required to register as an investment company but fails to do so, GCEAR would be prohibited from engaging in GCEAR’s business, and criminal and civil actions could be brought against GCEAR. In addition, GCEAR’s contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of GCEAR and liquidate its business.

GCEAR stockholders’ interest in GCEAR will be diluted as GCEAR issues additional shares.

GCEAR’s stockholders do not have preemptive rights to any shares issued by GCEAR in the future. Subject to Maryland law, the GCEAR Board may increase the number of authorized shares of stock, increase or decrease the number of shares of any class or series of stock designated, or reclassify any unissued shares without obtaining stockholder approval. Further, GCEAR’s Series A preferred shares may be converted into GCEAR Common Stock under certain circumstances. Existing GCEAR stockholders will experience dilution of their equity investment in GCEAR as GCEAR (i) sells additional shares in the future, including those issued pursuant to the GCEAR DRP, (ii) sells securities that are convertible into shares of GCEAR Common Stock, (iii) issues shares of GCEAR Common Stock in a private offering of securities to institutional investors, (iv) issues shares of restricted common stock or stock options to GCEAR’s independent directors, (v) issues shares in connection with an exchange of limited partnership interests of the GCEAR Operating Partnership, or (vi) converts shares of GCEAR’s Series A Preferred Shares into shares of GCEAR Common Stock.

GCEAR’s rights and the rights of GCEAR stockholders to recover claims against GCEAR’s officers and directors are limited, which could reduce GCEAR stockholders’ and GCEAR’s recovery against them if they cause GCEAR to incur losses.

Maryland law provides that a director has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. The GCEAR Charter requires GCEAR to indemnify GCEAR’s directors and officers to the maximum extent permitted under Maryland law. Additionally, the GCEAR Charter limits the liability of GCEAR’s directors and officers for monetary damages to the maximum extent permitted under Maryland law. The former directors and officers of EA-1 (as defined below) also have indemnification agreements that GCEAR previously assumed for claims relating to such person’s status as a former director or officer of EA-1. Further, the GCEAR Charter permits GCEAR, with the approval of the GCEAR Board, to provide such indemnification and advancement of expenses to any of GCEAR’s employees or agents. As a result, GCEAR and its stockholders may have more limited rights against GCEAR’s directors, officers, employees and agents, than might otherwise exist under common law, which could reduce GCEAR stockholders’ and GCEAR’s recovery against them. In addition, GCEAR may be obligated to fund the defense costs incurred by GCEAR’s directors, officers, employees and agents in some cases which would decrease the cash otherwise available for distribution to GCEAR stockholders.

GCEAR has issued Series A Preferred Shares that rank senior to all common stock and grant the holder superior or additional rights compared to common stockholders (including with respect to distributions), and may have the effect of diluting GCEAR stockholders’ interests in GCEAR.

GCEAR has issued Series A Preferred Shares that rank senior to all other shares of GCEAR’s stock, including GCEAR Common Stock, and grant the holder certain rights that are superior or additional to the rights of common stockholders, including with respect to the payment of distributions, liquidation preference, redemption rights, and conversion rights. Distributions on the Series A Preferred Shares are cumulative and are declared and payable quarterly in arrears. GCEAR is obligated to pay the holder of the Series A Preferred Shares its current distributions and any accumulated and unpaid distributions prior to any distributions being paid to GCEAR common stockholders and, therefore, any cash available for distribution is used first to pay distributions to the holder. The Series A Preferred Shares also have a liquidation preference in the event of GCEAR’s voluntary or involuntary liquidation, dissolution, or winding up of GCEAR’s affairs (a “liquidation”) which could negatively affect any payments to the GCEAR common stockholders in the event of a liquidation. GCEAR’s right to redeem the Series A Preferred Shares could have a negative effect on GCEAR’s ability to operate profitably and GCEAR’s ability to pay distributions to GCEAR common stockholders. Further, under certain limited circumstances, GCEAR could be forced to redeem the Series A Preferred Shares at a time that is not ideal to GCEAR’s business or other needs.

The holder of the Series A Preferred Shares has, upon the occurrence of certain events, the right to convert any or all of the Series A Preferred Shares held by the holder into shares of GCEAR Common Stock. The issuance of GCEAR Common Stock upon conversion of the Series A Preferred Shares would result in immediate and substantial dilution to the interests of other GCEAR stockholders. As of September 30, 2020, GCEAR had $125.0 million worth of Series A Preferred Shares outstanding, which would represent approximately 5.1% of GCEAR Common Stock on an as converted, fully diluted basis.

If GCEAR fails to pay distributions on the Series A Preferred Shares for six quarters (whether or not consecutive), the holder will be entitled to elect two additional directors of GCEAR (the “Preferred Shares Directors”). The election will take place at the next annual meeting of GCEAR stockholders, or at a special meeting of the holder of Series A Preferred Shares called for that purpose, and such right to elect Preferred Stock Directors shall continue until all distributions accumulated on the Series A Preferred Shares have been paid in full for all past distribution periods and the accumulated distribution for the then current distribution period shall have been authorized, declared and paid in full or authorized, declared and a sum sufficient for the payment thereof irrevocably set apart for payment in trust.

GCEAR is uncertain of GCEAR’s sources of debt or equity for funding GCEAR’s future capital needs. If GCEAR cannot obtain funding on acceptable terms, its ability to make necessary capital improvements to its properties may be impaired or delayed.

To continue to qualify as a REIT, GCEAR generally must distribute to GCEAR’s stockholders at least 90% of GCEAR’s taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that GCEAR will be able to fund a significant portion of GCEAR’s future capital needs from retained earnings. GCEAR has not identified all of GCEAR’s sources of debt or equity for funding, and such sources of funding may not be available to GCEAR on favorable terms or at all. If GCEAR does not have access to sufficient funding in the future, GCEAR may not be able to make necessary capital improvements to GCEAR’s properties, pay other expenses or expand GCEAR’s business.

The GCEAR Bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain actions and proceedings that may be initiated by GCEAR stockholders.

The GCEAR Bylaws provide that, unless GCEAR consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of GCEAR, (ii) any action asserting a claim of breach by any director, officer or other employee of GCEAR of a duty owed to GCEAR or GCEAR’s stockholders or of any standard of conduct set forth in the MGCL, (iii) any action asserting a claim arising pursuant to any provision of the MGCL including, but not limited to, the meaning, interpretation, effect, validity, performance or enforcement of the GCEAR Charter or the GCEAR Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of GCEAR

Common Stock will be deemed to have notice of and to have consented to these provisions of the GCEAR Bylaws, as they may be amended from time to time. The GCEAR Board, without stockholder approval, adopted this provision of the GCEAR Bylaws so that GCEAR may respond to such litigation more efficiently and reduce the costs associated with GCEAR’s responses to such litigation, particularly litigation that might otherwise be brought in multiple forums. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with GCEAR or its directors, officers, agents or employees, if any, and may discourage lawsuits against GCEAR and its directors, officers, agents or employees, if any. Alternatively, if a court were to find this provision of the GCEAR Bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings notwithstanding that the MGCL expressly provides that the charter or bylaws of a Maryland corporation may require that any internal corporate claim be brought only in courts sitting in one or more specified jurisdictions, GCEAR may incur additional costs that it does not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect GCEAR’s business, financial condition and results of operations.

Risks Related to Investments in Single Tenant Real Estate

Many of GCEAR’s properties depend upon a single tenant for all or a majority of their rental income, and GCEAR’s financial condition and ability to make distributions may be adversely affected by the bankruptcy or insolvency, a downturn in the business, or a lease termination of a single tenant.

Most of GCEAR’s properties are occupied by only one tenant or will derive a majority of their rental income from one tenant and, therefore, the success of those properties is materially dependent on the financial stability of such tenants. Lease payment defaults by tenants, including those caused by the current economic climate, could cause GCEAR to reduce the amount of distributions GCEAR pays. A default of a tenant could force GCEAR to find an alternative source of revenue to meet a mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, GCEAR may experience delays in enforcing GCEAR’s rights as landlord and may incur substantial costs in protecting GCEAR’s investment and re-letting the property. If a lease is terminated or an existing tenant elects not to renew a lease upon its expiration, there is no assurance that GCEAR will be able to lease the property for the rent previously received or sell the property without incurring a loss. A default by a tenant, the failure of a guarantor to fulfill its obligations, a premature termination of a lease, or a tenant’s election not to extend a lease upon its expiration, could have an adverse effect on GCEAR’s financial condition and GCEAR’s ability to pay distributions at GCEAR’s current level.

As of September 30, 2020, GCEAR’s five largest tenants represented approximately 15.9% of net rental income; therefore, GCEAR currently relies on these five tenants for a meaningful amount of revenue and adverse effects to their business could negatively affect GCEAR’s performance.

As of September 30, 2020, GCEAR’s five largest tenants, based on net rents, were General Electric Company—GE, located in Georgia, Ohio and Texas (approximately 3.5%), Wood Group Mustang, Inc., located in Texas (approximately 3.4%), Southern Company Services, Inc., located in Alabama (approximately 3.1%), McKesson Corporation, located in Arizona (approximately 3.0%) and LPL Holdings, Inc., located in South Carolina (approximately 2.9%). The revenues generated by the properties these tenants occupy are substantially reliant upon the financial condition of these tenants and, accordingly, any event of bankruptcy, insolvency, or a general downturn in the business of any of these tenants may result in the failure or delay of such tenant’s rental payments which may have a substantial adverse effect on GCEAR’s financial performance.

GCEAR may experience concentrations of lease expiration dates in the future, which may (i) cause a loss in the value of GCEAR’s stockholders’ investment until the affected properties are re-leased, (ii) increase GCEAR’s exposure to downturns in the real estate market during the time that GCEAR are trying to re-lease such space, and (iii) increase GCEAR’s capital expenditure requirements during the releasing period.

The tenant lease expirations by year based on net rent subsequent to September 30, 2020 are as follows (dollars in thousands):

Year of Lease Expiration(1)	Net Rent (unaudited)	Number of Lessees	Approx. Square Feet	Percentage of Net Rent
Remaining 2020	$—	—	—	—%
2021	3,861	7	773,700	1.3
2022	12,130	5	964,400	4.2
2023	23,911	10	1,378,200	8.3
2024	46,598	16	3,950,800	16.2
2025	34,778	19	2,644,700	12.1
>2026	166,556	57	14,235,754	57.9
Vacant	—	—	3,093,000	—

Total	$287,834	114	27,040,554	100.0%

(1)	Expirations that occur on the last day of the month are shown as expiring in the subsequent month.

GCEAR may experience concentrations of lease expiration dates in the future. As the expiration date of a lease for a single-tenant building approaches, the value of the property generally declines because of the risk that the building may not be re-leased upon expiration of the existing lease or may not be re-leased on terms as favorable as those of the current leases. Therefore, if GCEAR were to list or liquidate any of these assets prior to the favorable re-leasing of the space, GCEAR’s stockholders may suffer a loss on their investment. GCEAR’s stockholders may also suffer a loss (and a reduction in distributions) after the expiration of the lease terms if GCEAR is not able to re-lease such space on favorable terms. These expiring leases, therefore, increase GCEAR’s risk to real estate downturns during and approaching these periods of concentrated lease expirations. To meet GCEAR’s need for cash during these times, GCEAR may have to increase borrowings or reduce GCEAR’s distributions, or both.

Net leases may not result in fair market lease rates over time.

A large portion of GCEAR’s rental income is derived from net leases. Net leases are typically characterized by (1) longer lease terms and (2) fixed rental rate increases during the primary term of the lease, and, thus, there is an increased risk that these contractual lease terms will fail to result in fair market rental rates. As a result, GCEAR’s income and distributions to GCEAR stockholders could be lower than they would otherwise be if GCEAR did not engage in net leases.

GCEAR’s real estate investments may include special use single tenant properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

GCEAR focuses GCEAR’s investments on commercial and industrial properties, a number of which may include manufacturing facilities and special use single tenant properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity will limit GCEAR’s ability to quickly change GCEAR’s portfolio in response to changes in economic or other conditions. With these properties, GCEAR may be required to renovate a vacant property or to make rent concessions in order to lease the property to another tenant or to sell the property. In addition, in the event GCEAR is forced to sell the property, GCEAR may have difficulty selling it to a party other than the tenant or borrower due to the special purpose for which the property may have been designed. These and other limitations may affect GCEAR’s ability to sell or re-lease properties and adversely affect returns to GCEAR stockholders.

Risks Related to Investments in Real Estate

GCEAR’s operating results will be affected by economic and regulatory changes that have an adverse impact on the real estate market in general, and GCEAR cannot assure GCEAR stockholders that GCEAR will be profitable or that GCEAR will realize growth in the value of GCEAR’s real estate properties.

GCEAR invests primarily in business essential office and industrial properties significantly occupied by a single tenant, diversified by corporate credit, physical geography, product type and lease duration. As of September 30, 2020, GCEAR’s real estate portfolio consisted of 99 properties in 25 states and 114 lessees consisting substantially of office, warehouse, and manufacturing facilities and one land parcel held for future development. GCEAR’s operating results will be subject to risks generally incident to the ownership of real estate, including, and without limitation:

•	changes in general economic or local conditions;

•	changes in supply of or demand for similar or competing properties in an area;

•	changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive;

•	changes in tax, real estate, environmental and zoning laws;

•	changes in property tax assessments and insurance costs;

•	increases in interest rates and tight money supply; and

•	loss of entitlements.

These and other reasons may prevent GCEAR from being profitable or from realizing growth or maintaining the value of GCEAR’s real estate properties.

GCEAR may obtain only limited warranties when GCEAR purchases a property.

The seller of a property will often sell such property in its “as is” condition on a “where is” basis and “with all faults,” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. Also, most sellers of large commercial properties are special purpose entities without significant assets other than the property itself. The purchase of properties with limited warranties or from undercapitalized sellers increases the risk that GCEAR may lose some or all of GCEAR’s invested capital in the property as well as the loss of rental income from that property.

GCEAR may acquire or finance properties with lock-out provisions, which may prohibit GCEAR from selling a property, or may require GCEAR to maintain specified debt levels for a period of years on some properties.

Lock-out provisions are provisions that generally prohibit repayment of a loan balance for a certain number of years following the origination date of a loan. Lock-out provisions could materially restrict GCEAR from selling or otherwise disposing of or refinancing properties. These provisions would affect GCEAR’s ability to turn GCEAR’s investments into cash and thus affect cash available for distribution to GCEAR stockholders. Lock-out provisions may prohibit GCEAR from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Any mortgage debt that GCEAR place on GCEAR’s properties may also impose prepayment penalties upon the sale of the mortgaged property. If a lender invokes these penalties upon the sale of a property or prepayment of a mortgage on a property, the cost to GCEAR to sell the property could increase substantially. Lock-out provisions could preclude GCEAR from participating in major transactions that could result in a disposition of GCEAR’s assets or a change in control even though that disposition or change in control might be in GCEAR’s stockholders’ best interests.

If GCEAR suffers losses that are not covered by insurance or that are in excess of insurance coverage, GCEAR could lose invested capital and anticipated profits.

There are types of losses, generally of a catastrophic nature, such as losses due to wars, acts of terrorism, earthquakes, fires, floods, hurricanes, pollution or environmental matters, which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. In addition, GCEAR may decide not to obtain, even though available, any or adequate earthquake or similar catastrophic insurance coverage because the premiums are too high. Insurance risks associated with potential terrorist acts could sharply increase the premiums GCEAR pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase specific coverage against terrorism. It is uncertain whether such insurance policies will be available, or available at reasonable cost, which could inhibit GCEAR’s ability to finance or refinance GCEAR’s potential properties. In these instances, GCEAR may be required to provide other financial support to cover potential losses. GCEAR cannot assure stockholders that it will have adequate coverage for such losses.

GCEAR is subject to risks from natural disasters such as earthquakes and severe weather conditions.

GCEAR’s properties are located in areas that may be subject to natural disasters, such as earthquakes, and severe weather conditions. Natural disasters and severe weather conditions may result in significant damage to GCEAR’s properties. The extent of GCEAR’s casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When GCEAR has a geographic concentration of exposures, a single catastrophe (such as an earthquake, especially in California, Oregon or Washington) affecting a region may have a significant negative effect on GCEAR’s financial condition and results of operations. As a result, GCEAR’s operating and financial results may vary significantly from one period to the next, and GCEAR’s financial results may be adversely affected by GCEAR’s exposure to losses arising from natural disasters or severe weather conditions.

Delays in the acquisition, development and construction of properties may have adverse effects on GCEAR’s results of operations and returns to GCEAR stockholders.

GCEAR’s investments in unimproved real property, properties that are in need of redevelopment, or properties that are under development or construction will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and GCEAR’s builders’ ability to build in conformity with plans, specifications, budgets and timetables. If a builder fails to perform, GCEAR may resort to legal action to rescind the purchase or the construction contract or to compel performance which may lead to additional costs and delays.

Where properties are acquired prior to the start of construction or during the early stages of construction, it will typically take up to one year or more to complete construction and lease available space. Therefore, stockholders could suffer delays in the receipt of cash distributions attributable to those particular real properties. GCEAR may incur additional risks when GCEAR makes periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of GCEAR’s investment. GCEAR also must rely on rental income and expense projections and estimates of the fair market value of a property upon completion of construction when agreeing upon a purchase price at the time GCEAR acquires the property. If GCEAR’s projections are inaccurate, GCEAR may pay too much for a property, and the return on GCEAR’s investment could suffer.

Costs of complying with governmental laws and regulations, including those relating to environmental matters and the Americans with Disabilities Act of 1990 (“ADA”), may adversely affect GCEAR’s income and the cash available for distribution.

All real property GCEAR acquires, and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Compliance with current and future laws and regulations may require GCEAR to incur material expenditures. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect GCEAR’s ability to sell, rent or pledge such property as collateral for future borrowings.

Additionally, GCEAR’s tenants’ operations, the existing condition of land when GCEAR buys it, operations in the vicinity of GCEAR’s properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect GCEAR’s properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which GCEAR may be required to comply, and that may subject GCEAR to liability in the form of fines or damages for noncompliance, which could result in material expenditures.

GCEAR cannot assure GCEAR stockholders that the independent third-party environmental assessments GCEAR obtains prior to acquiring any properties GCEAR purchases will reveal all environmental liabilities or that a prior owner of a property did not create a material environmental condition not known to GCEAR.

Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA generally requires that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages. GCEAR will attempt to acquire properties that comply with the ADA or place the burden on the seller or other third party to ensure compliance with the ADA. However, GCEAR cannot assure GCEAR’s stockholders that GCEAR will be able to acquire properties or allocate responsibilities in this manner. If GCEAR cannot, GCEAR’s funds used for ADA compliance may affect cash available for distribution and the amount of distributions to GCEAR’s stockholders.

If GCEAR sells properties by providing financing to purchasers, defaults by the purchasers would adversely affect GCEAR’s cash flows.

When GCEAR provides financing to purchasers, GCEAR will bear the risk that the purchaser may default, which could negatively impact GCEAR’s cash distributions to GCEAR stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to GCEAR stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property GCEAR may accept upon the sale are actually paid, sold, refinanced or otherwise disposed of. In some cases, GCEAR may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with GCEAR, it could negatively impact GCEAR’s ability to make distributions to GCEAR stockholders at GCEAR’s current level.

GCEAR will be subject to risks associated with the co-owners in GCEAR’s co-ownership arrangements that otherwise may not be present in other real estate investments.

GCEAR has entered into, and may continue to enter into, joint ventures or other co-ownership arrangements with respect to a portion of the properties GCEAR acquires. Ownership of co-ownership interests involves risks generally not otherwise present with an investment in real estate such as the following:

•	the risk that a co-owner may at any time have economic or business interests or goals that are or become inconsistent with GCEAR’s business interests or goals;

•	the risk that a co-owner may be in a position to take action contrary to GCEAR’s instructions or requests or contrary to GCEAR’s policies or objectives;

•	the risk that disputes with co-owners may result in litigation, which may cause GCEAR to incur substantial costs and/or prevent GCEAR’s management from focusing on GCEAR’s business objectives;

•

the possibility that an individual co-owner might become insolvent or bankrupt, or otherwise default under the applicable mortgage loan financing documents, which may constitute an event of default under all of the applicable mortgage loan financing documents or allow the bankruptcy court to reject the tenants-in-common agreement or management agreement entered into by the co-owner owning interests in the property;

•

the possibility that a co-owner might not have adequate liquid assets to make cash advances that may be required in order to fund operations, maintenance and other expenses related to the property, which could result in the loss of current or prospective tenants and may otherwise adversely affect the operation and maintenance of the property, and could cause a default under the mortgage loan financing documents applicable to the property and may result in late charges, penalties and interest, and may lead to the exercise of foreclosure and other remedies by the lender;

•

the risk that a co-owner could breach agreements related to the property, which may cause a default under, or result in personal liability for, the applicable mortgage loan financing documents, violate applicable securities laws and otherwise adversely affect the property and the co-ownership arrangement; or

•

the risk that a default by any co-owner would constitute a default under the applicable mortgage loan financing documents that could result in a foreclosure and the loss of all or a substantial portion of the investment made by the co-owner.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce the amount available for distribution to GCEAR stockholders.

In the event that GCEAR’s interests become adverse to those of the other co-owners, GCEAR may not have the contractual right to purchase the co-ownership interests from the other co-owners. Even if GCEAR is given the opportunity to purchase such co-ownership interests in the future, GCEAR cannot guarantee that GCEAR will desire to do so given market conditions or have sufficient funds available at the time to purchase co-ownership interests from the co-owners.

GCEAR might want to sell its co-ownership interests in a given property at a time when the other co-owners in such property do not desire to sell their interests. Therefore, GCEAR may not be able to sell its interest in a property at the time GCEAR would like to sell. In addition, GCEAR anticipates that it will be much more difficult to find a willing buyer for GCEAR’s co-ownership interests in a property than it would be to find a buyer for a property GCEAR owned outright.

Risks Associated with Debt Financing

If GCEAR breaches covenants under its unsecured credit agreement with KeyBank and other syndication partners, GCEAR could be held in default under such agreement, which could accelerate GCEAR’s repayment date and materially adversely affect the value of GCEAR stockholders’ investment in GCEAR.

GCEAR entered into a Second Amended and Restated Credit Agreement with KeyBank, National Association (“KeyBank”) and other syndication partners (as amended, the “GCEAR Credit Agreement”) under which GCEAR, through the GCEAR Operating Partnership, as the borrower, was provided with a revolving credit facility in an initial commitment amount of up to $750 million and three term loans as follows: a five-year term loan in the initial commitment amount of $200 million, a five-year term loan in the initial commitment amount of $400 million and a seven-year term loan in the initial commitment amount of $150 million. Such commitments may be increased under certain circumstances up to a maximum total commitment of $2 billion.

In addition to customary representations, warranties, covenants, and indemnities, the GCEAR Credit Agreement contains a number of financial covenants and requires GCEAR and the GCEAR Operating Partnership to comply with the following at all times, which will be tested on a quarterly basis: (i) a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition; (ii) a minimum consolidated tangible net worth of 75% of GCEAR’s consolidated tangible net worth at closing of the revolving credit facility, or approximately $2 billion, plus 75% of net future equity issuances (including GCEAR OP Units), minus 75% of the amount of any payments used to redeem GCEAR’s stock or the GCEAR OP Units, minus any amounts paid for the redemption or retirement of or any accrued return on the preferred equity issued under the preferred equity investment by SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13 (H); (iii) a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00;

(iv) a minimum unsecured interest coverage ratio of not less than 2.00:1.00; (v) a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt; (vi) a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of GCEAR’s total asset value (as defined in the GCEAR Credit Agreement); (vii) aggregate maximum unhedged variable rate debt of not greater than 30% of GCEAR’s total asset value; and (viii) a maximum payout ratio (as defined in the GCEAR Credit Agreement) of not greater than 95%.

If GCEAR were to default under the GCEAR Credit Agreement, the lenders could accelerate the date for GCEAR’s repayment of the loans, and could sue to enforce the terms of the loans.

GCEAR has broad authority to incur debt, and high debt levels could hinder GCEAR’s ability to make distributions and could decrease the value of GCEAR stockholders’ investment.

Subject to certain limitations in the GCEAR Charter that may be eliminated in the future, GCEAR has broad authority to incur debt. High debt levels would cause GCEAR to incur higher interest charges, which would result in higher debt service payments, and could be accompanied by restrictive covenants. These factors could limit the amount of cash GCEAR has available to distribute and could result in a decline in the value of GCEAR stockholders’ investment.

GCEAR has incurred, and intends to continue to incur, mortgage indebtedness and other borrowings, which may increase GCEAR’s business risks.

GCEAR has placed, and intends to continue to place, permanent financing on GCEAR’s properties or obtain a credit facility or other similar financing arrangement in order to acquire properties. GCEAR may also decide to later further leverage its properties. GCEAR may incur mortgage debt and pledge all or some of its real properties as security for that debt to obtain funds to acquire real properties. GCEAR may borrow additional funds if it needs funds to pay a desired distribution rate to GCEAR stockholders. GCEAR may also borrow if it deems it necessary or advisable to assure that GCEAR qualifies and maintains its qualification as a REIT for U.S. federal income tax purposes. If there is a shortfall between the cash flow from GCEAR’s properties and the cash flow needed to service mortgage debt, then the amount available for distribution to GCEAR stockholders may be reduced.

GCEAR has incurred, and intends to continue to incur, indebtedness secured by its properties, which may result in foreclosure.

Some of GCEAR’s borrowings to acquire properties will be secured by mortgages on GCEAR’s properties. If GCEAR defaults on its secured indebtedness, the lender may foreclose and GCEAR could lose its entire investment in the properties securing such loan, which could adversely affect distributions to GCEAR stockholders. To the extent lenders require GCEAR to cross-collateralize GCEAR’s properties, or GCEAR’s loan agreements contain cross-default provisions, a default under a single loan agreement could subject multiple properties to foreclosure.

If GCEAR is unable to make its debt payments when required, a lender could foreclose on the property or properties securing such debt, which could reduce the amount of distributions GCEAR pays to GCEAR stockholders and decrease the value of GCEAR stockholders’ investment.

GCEAR may have a significant amount of acquisition indebtedness secured by first priority mortgages on GCEAR’s properties. In addition, some of GCEAR’s properties contain, and any future acquisitions GCEAR makes may contain, mortgage financing. If GCEAR is unable to make its debt payments when required, a lender could foreclose on the property or properties securing such debt, which could reduce the amount of distributions GCEAR pays to GCEAR stockholders and decrease the value of GCEAR stockholders’ investment.

Lenders may require GCEAR to enter into restrictive covenants relating to GCEAR’s operations, which could limit GCEAR’s ability to make distributions to GCEAR stockholders at GCEAR’s current level.

When providing financing, a lender could impose restrictions on GCEAR that affect GCEAR’s distribution and operating policies and GCEAR’s ability to incur additional debt. Loan documents GCEAR enter into may contain covenants that limit GCEAR’s ability to further mortgage the property or discontinue insurance coverage. These or other limitations may adversely affect GCEAR’s flexibility and limit GCEAR’s ability to make distributions to stockholders at GCEAR’s current level.

Increases in interest rates could increase the amount of GCEAR’s debt payments and adversely affect GCEAR’s ability to make distributions to stockholders at GCEAR’s current level.

GCEAR expects that GCEAR will incur indebtedness in the future. Interest GCEAR pays will reduce cash available for distribution. Additionally, if GCEAR incurs variable rate debt, increases in interest rates would increase its interest costs, which could reduce its cash flows and its ability to make distributions to stockholders at GCEAR’s current level. In addition, if GCEAR needs to repay existing debt during periods of rising interest rates, GCEAR could be required to liquidate one or more of its investments in properties at times that may not permit realization of the maximum return on such investments.

A substantial portion of GCEAR’s indebtedness bears interest at variable interest rates based on US Dollar (“USD”) London Interbank Offered Rate (“LIBOR”) and certain of GCEAR’s financial contracts are also indexed to USD LIBOR. Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest rates on GCEAR’s current or future indebtedness and may otherwise adversely affect GCEAR’s financial condition and results of operations.

In July 2017, the Financial Conduct Authority, the authority that regulates LIBOR, announced that it intended to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The Alternative Reference Rates Committee (“ARRC”), in the U.S. has proposed that the Secured Overnight Financing Rate (“SOFR”), is the rate that represents best practice as the alternative to the USD LIBOR for use in derivatives and other financial contracts that are currently indexed to USD LIBOR. ARRC has proposed a paced market transition plan to SOFR from USD LIBOR and organizations are currently working on industry-wide and company-specific transition plans as relating to derivatives and cash markets exposed to USD LIBOR. GCEAR has certain financial contracts, including GCEAR’s KeyBank loans and GCEAR’s interest rate swaps, that are indexed to USD LIBOR. Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest rates on GCEAR’s current or future indebtedness. Any transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that rely on LIBOR, reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. GCEAR is monitoring this activity and evaluating the related risks, and any such effects of the transition away from LIBOR may result in increased expenses, may impair GCEAR’s ability to refinance GCEAR’s indebtedness or hedge GCEAR’s exposure to floating rate instruments, or may result in difficulties, complications or delays in connection with future financing efforts, any of which could adversely affect GCEAR’s financial condition and results of operations.

Federal Income Tax Risks

Failure to continue to qualify as a REIT would adversely affect GCEAR’s operations and GCEAR’s ability to make distributions because GCEAR would incur additional tax liabilities.

GCEAR believes it operates in a manner that allows GCEAR to qualify as a REIT for U.S. federal income tax purposes under the Code. Qualification as a REIT involves highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. GCEAR’s qualification as a REIT will depend upon GCEAR’s ability to meet, through investments, actual operating results, distributions and satisfaction of specific stockholder rules, the various tests imposed by the Code.

If GCEAR fails to qualify as a REIT for any taxable year, GCEAR will be subject to U.S. federal income tax on GCEAR’s taxable income at corporate rates. In addition, GCEAR would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing its REIT status. Losing GCEAR’s REIT status would reduce GCEAR’s net earnings available for investment or distribution to stockholders because of the additional tax liability. If this occurs, GCEAR might be required to borrow funds or liquidate some investments in order to pay the applicable tax. In addition, distributions to GCEAR stockholders would no longer qualify for the dividends paid deduction, and GCEAR would no longer be required to make distributions.

Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances that are not entirely within GCEAR’s control. New legislation, regulations, administrative interpretations, or court decisions could change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of being a REIT. GCEAR’s failure to continue to qualify as a REIT would adversely affect the return of a GCEAR stockholder’s investment.

To qualify as a REIT, and to avoid the payment of federal income and excise taxes and maintain GCEAR’s REIT status, GCEAR may be forced to borrow funds, use proceeds from the issuance of securities, or sell assets to pay distributions, which may result in GCEAR’s distributing amounts that may otherwise be used for GCEAR’s operations.

To obtain the favorable tax treatment accorded to REITs, GCEAR will be required each year to distribute to GCEAR stockholders at least 90% of GCEAR’s REIT taxable income, generally determined without regard to the deduction for dividends paid and by excluding net capital gains. GCEAR will be subject to U.S. federal income tax on GCEAR’s undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which dividends GCEAR pays with respect to any calendar year are less than the sum of (i) 85% of GCEAR’s ordinary income, (ii) 95% of GCEAR’s capital gain net income, and (iii) 100% of GCEAR’s undistributed income from prior years. These requirements could cause GCEAR to distribute amounts that otherwise would be spent on the acquisition, maintenance or development of properties and it is possible that GCEAR might be required to borrow funds, use proceeds from the issuance of securities, or sell assets in order to distribute enough of GCEAR’s taxable income to maintain GCEAR’s REIT status and to avoid the payment of federal income and excise taxes. GCEAR may be required to make distributions to GCEAR stockholders at times it would be more advantageous to reinvest cash in GCEAR’s business or when GCEAR does not have cash readily available for distribution, and GCEAR may be forced to liquidate assets on terms and at times unfavorable to GCEAR. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

If the GCEAR Operating Partnership fails to maintain its status as a partnership for U.S. federal income tax purposes, its income would be subject to taxation and GCEAR’s REIT status could be terminated.

GCEAR intends to maintain the status of the GCEAR Operating Partnership as a partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the GCEAR Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the GCEAR Operating Partnership could make to GCEAR. This would also result in GCEAR’s losing REIT status and becoming subject to a corporate level tax on GCEAR’s income. This would substantially reduce GCEAR’s cash available to pay distributions and the return on GCEAR stockholders’ investment. In addition, if any of the entities through which the GCEAR Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, the underlying entity would become subject to taxation as a corporation, thereby reducing distributions to the GCEAR Operating Partnership and jeopardizing GCEAR’s ability to maintain REIT status.

GCEAR stockholders may have tax liability on distributions they elect to reinvest in GCEAR Common Stock.

If GCEAR stockholders participate in the GCEAR DRP, they will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless a GCEAR stockholder is a tax-exempt entity, it may have to use funds from other sources to pay its tax liability on the value of the GCEAR Common Stock received.

In certain circumstances, GCEAR may be subject to federal and state income taxes as a REIT, which would reduce GCEAR’s cash available for distribution to GCEAR stockholders.

Even if GCEAR qualifies and maintains GCEAR’s status as a REIT, GCEAR may be subject to U.S. federal income taxes or state taxes. For example, net income from a “prohibited transaction” will be subject to a 100% tax. GCEAR may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. GCEAR may also decide to retain income GCEAR earns from the sale or other disposition of GCEAR’s property and pay income tax directly on such income. In that event, GCEAR stockholders would be treated as if they earned that income and paid the tax on it directly. However, GCEAR stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability. GCEAR may also be subject to state and local taxes on GCEAR’s income or property, either directly or at the level of the GCEAR Operating Partnership or at the level of the other companies through which GCEAR indirectly owns its assets. Any federal or state taxes GCEAR pays will reduce its cash available for distribution to GCEAR stockholders.

GCEAR may be required to pay some taxes due to actions of GCEAR’s taxable REIT subsidiaries which would reduce GCEAR’s cash available for distribution to GCEAR stockholders.

Any net taxable income earned directly by GCEAR’s taxable REIT subsidiaries, or through entities that are disregarded for U.S. federal income tax purposes as entities separate from GCEAR’s taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. GCEAR has elected to treat Griffin Capital Essential Asset TRS, Inc. as a taxable REIT subsidiary, and GCEAR may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct certain interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by a taxable REIT subsidiary if the economic arrangements between the REIT, the REIT’s customers, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of GCEAR’s income even though as a REIT, GCEAR is not subject to U.S. federal income tax on that income because not all states and localities follow the U.S. federal income tax treatment of REITs. To the extent that GCEAR and its affiliates are required to pay federal, state and local taxes, GCEAR will have less cash available for distributions to GCEAR stockholders.

Complying with the REIT requirements may cause GCEAR to forgo otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, GCEAR must continually satisfy tests concerning, among other things, the sources of GCEAR’s income, the nature and diversification of GCEAR’s assets, the amounts GCEAR distributes to its stockholders and the ownership of shares of GCEAR Common Stock. GCEAR may be required to make distributions to stockholders at disadvantageous times or when GCEAR does not have funds readily available for distribution, or GCEAR may be required to liquidate otherwise attractive investments in order to comply with the REIT tests. Thus, compliance with the REIT requirements may hinder GCEAR’s ability to operate solely on the basis of maximizing profits.

To the extent GCEAR’s distributions represent a return of capital for tax purposes, a GCEAR stockholder could recognize an increased capital gain upon a subsequent sale of the GCEAR stockholder’s GCEAR Common Stock.

Distributions in excess of GCEAR’s current and accumulated earnings and profits and not treated by GCEAR as a dividend will not be taxable to a GCEAR stockholder to the extent those distributions do not exceed the GCEAR stockholder’s adjusted tax basis in his or her GCEAR Common Stock, but instead will constitute a return of capital and will reduce such adjusted basis. (Such distributions to non-U.S. GCEAR stockholders may be subject to withholding, which may be refundable.) If distributions exceed such adjusted basis, then such adjusted basis will be reduced to zero and the excess will be capital gain to the stockholder (assuming such stock is held as a capital asset for U.S. federal income tax purposes). If distributions result in a reduction of a GCEAR stockholder’s adjusted basis in his or her GCEAR Common Stock, then subsequent sales of such GCEAR stockholder’s GCEAR Common Stock potentially will result in recognition of an increased capital gain.

General Risk Factors

The current outbreak of COVID-19, and the future outbreak of other highly infectious or contagious diseases, could adversely impact or disrupt GCEAR’s financial condition, results of operations, cash flows, and performance.

The current outbreak of COVID-19 has had, and another outbreak in the future could have, repercussions across regional and global economies and financial markets. The COVID-19 outbreak in many countries had a significant adverse impact on global economic activity and has contributed to significant volatility and negative pressure in financial markets. As a result, the COVID-19 outbreak is negatively impacting almost every industry in the United States directly or indirectly, which could result in a general decline in rents and an increased incidence of defaults under existing leases. The extent to which federal, state or local governmental authorities grant rent relief or other relief or enact amnesty programs applicable to its tenants in response to the COVID-19 outbreak may exacerbate the negative impacts that a slow down or recession could have on GCEAR. The significance, extent, and duration of the overall operational and financial impact of the COVID-19 outbreak on its business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the actions taken to contain the outbreak or mitigate its impact, and the direct and indirect economic effects of the outbreak and future containment measures, among others. If GCEAR cannot operate its properties so as to meet its financial expectations, because of these or other risks, GCEAR may be prevented from growing the values of its real estate properties, and its financial condition, including its NAV per share, results of operations, cash flows, performance, or its ability to satisfy its debt obligations or to maintain its level of distributions to its stockholders may be adversely impacted or disrupted.

Cybersecurity risks and cyber incidents may adversely affect GCEAR’s business by causing a disruption to GCEAR’s operations, a compromise or corruption of GCEAR’s confidential information, and/or damage to GCEAR’s business relationships, all of which could negatively impact its financial results.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of GCEAR’s information resources. The result of these incidents may include disrupted operations, misstated or unreliable financial data, financial loss, liability for stolen assets or information, increased cybersecurity protection and insurance costs, litigation and damage to GCEAR’s tenant and investor relationships. As GCEAR’s reliance on technology increases, so will the risks posed to GCEAR’s information systems, both internal and those GCEAR outsources. There is no guarantee that any processes, procedures and internal controls GCEAR’s have implemented or will implement will prevent cyber intrusions, which could have a negative impact on GCEAR’s financial results, operations, business relationships or confidential information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus (including the Annexes) includes certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on expectations, estimates and projections about the industry and markets in which CCIT II and GCEAR operate and beliefs of, and assumptions made by, CCIT II and GCEAR, and involve uncertainties that could significantly affect the financial results of CCIT II, GCEAR or the Combined Company. Statements can generally be identified as forward-looking because they include words such as “may,” “will,” “would,” “could,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and words of similar meaning. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Mergers, including future financial and operating results, and the Combined Company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that CCIT II and GCEAR expect or anticipate will occur in the future—including statements regarding future financial condition, results of operations, and business—are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although CCIT II and GCEAR believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, CCIT II and GCEAR can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to:

•

the satisfaction or waiver of conditions to the consummation of the Mergers set forth in the Merger Agreement, including the approval by CCIT II stockholders of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal;

•	the risk that the Mergers or other transactions contemplated by the Merger Agreement may not be consummated in the expected time frame or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•

statements about the benefits of the proposed transaction involving GCEAR and CCIT II and statements or projections that address operating performance, events or developments that GCEAR expects or anticipates will occur in the future, including, but not limited to, statements or projections regarding anticipated synergies and general and administrative cost savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed transaction to customers, employees, stockholders and other constituents of the combined company, the integration of GCEAR and CCIT II, cost savings and the expected timetable for completing the proposed transaction, and other non-historical statements;

•	the disruption of GCEAR’s management’s attention from ongoing business operations due to the proposed Mergers;

•	the availability of, and ability of the Combined Company to engage in, suitable investment or disposition opportunities;

•	the ability of the Combined Company to achieve the expected cost synergies or to engage in a Strategic Transaction;

•	the ability of the Combined Company to maintain its qualification as a REIT due to economic, market, legal, tax or other considerations;

•

the impact of the COVID-19 pandemic on the operations and financial condition of GCEAR, CCIT II and the Combined Company and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants;

•	general financial and economic conditions, including prevailing interest rates and the availability of financing and capital, which may be affected by government responses to the COVID-19 pandemic;

•	market conditions;

•	legislative and regulatory changes that could adversely affect the business of GCEAR or CCIT II; and

•

those additional risks and factors discussed in reports filed with the SEC, by CCIT II and GCEAR from time to time, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

Should one or more of the risks or uncertainties described above or elsewhere in this proxy statement/prospectus occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus. All forward-looking statements, expressed or implied, included in this proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CCIT II, GCEAR or persons acting on their behalf may issue. Except as required by law, neither CCIT II nor GCEAR undertakes any obligation to update any forward-looking statements appearing in this proxy statement/prospectus, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

PARTIES TO THE REIT MERGER

Griffin Capital Essential Asset REIT, Inc.

Set forth below is a description of the business of GCEAR. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to GCEAR and its consolidated subsidiaries.

Description of GCEAR’s Business

GCEAR is a public, internally managed, non-traded REIT that invests primarily in business essential office and industrial properties significantly occupied by a single tenant, diversified by corporate credit, physical geography, product type and lease duration. GCEAR’s year-end date is December 31.

On December 14, 2018, GCEAR, Griffin Capital Essential Asset Operating Partnership II, L.P. (the “GCEAR II Operating Partnership”), GCEAR’s wholly owned subsidiary Globe Merger Sub, LLC (“Globe Merger Sub”), the entity formerly known as Griffin Capital Essential Asset REIT, Inc. (“EA-1”), and Griffin Capital Essential Asset Operating Partnership, L.P. (the “EA-1 Operating Partnership”) entered into an Agreement and Plan of Merger (the “EA Merger Agreement”). On April 30, 2019, pursuant to the EA Merger Agreement, (i) EA-1 merged with and into Globe Merger Sub, with Globe Merger Sub surviving as GCEAR’s direct, wholly owned subsidiary (the “EA Company Merger”) and (ii) the GCEAR II Operating Partnership merged with and into the EA-1 Operating Partnership (the “EA Partnership Merger” and, together with the EA Company Merger, the “EA Mergers”), with the EA-1 Operating Partnership (and now known as the GCEAR Operating Partnership) surviving the EA Partnership Merger. In addition, on April 30, 2019, following the EA Mergers, Globe Merger Sub merged into GCEAR. In connection with the EA Mergers, GCEAR converted EA-1’s Series A cumulative perpetual convertible preferred stock into GCEAR’s Series A cumulative perpetual convertible preferred stock (the “Series A Preferred Shares”). Also on April 30, 2019, GCEAR converted each EA-1 Operating Partnership unit outstanding into 1.04807 GCEAR OP Class E Units and each unit outstanding in the GCEAR II Operating Partnership converted into GCEAR OP Units. The GCEAR Operating Partnership and GRECO are subsidiaries of GCEAR and are the entities through which GCEAR conducts its business.

In addition, on December 14, 2018, EA-1 and the EA-1 Operating Partnership entered into a series of transactions, agreements, and amendments to EA-1’s existing agreements and arrangements with EA-1’s former sponsor, Griffin Capital Company, LLC (“GCC”), and Griffin Capital, LLC (“GC LLC”), pursuant to which GCC and GC LLC contributed all of the membership interests of GRECO (including the GRECO employees) and certain assets related to the business of GRECO to the EA-1 Operating Partnership (the “Self-Administration Transaction”). As a result of the Self-Administration Transaction, EA-1 became self-managed and acquired the advisory, asset management and property management business of GRECO. In connection with the EA Mergers, many of the agreements and amendments entered into by EA-1 as part of the Self-Administration Transaction were assumed by GCEAR pursuant to the EA Mergers.

In connection with the EA Mergers, GCEAR was the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes. Thus, the financial information set forth herein subsequent to the EA Mergers reflects results of the combined entity, and the financial information set forth herein prior to the EA Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful.

When used in this section, unless the context requires otherwise, all references to “GCEAR,” “we,” “our,” and “us” herein mean EA-1 and one or more of EA-1’s subsidiaries for periods prior to the EA Mergers, and GCEAR and one or more of GCEAR’s subsidiaries, including GRECO and the GCEAR Operating Partnership, for periods following the EA Mergers. Certain historical information of GCEAR is included for background purposes.

The GCEAR Operating Partnership owns, directly or indirectly, all of the properties that GCEAR has acquired. As of September 30, 2020, GCEAR owned approximately 87.8% of the GCEAR OP Units. As a result of the contribution of five properties to GCEAR and the Self-Administration Transaction, GCEAR’s former sponsor and certain of its affiliates, including Kevin A. Shields, GCEAR’s Executive Chairman and Chairman of the Board, owned approximately 10.6% of the limited partnership units of the GCEAR Operating Partnership, as of September 30, 2020. The remaining approximately 1.6% of the GCEAR OP Units are owned by unaffiliated third parties. The GCEAR Operating Partnership may conduct certain activities through one or more of GCEAR’s taxable REIT subsidiaries, which are wholly owned subsidiaries of the GCEAR Operating Partnership.

As of December 1, 2020, there were approximately (i) 558,107 Class T shares of GCEAR Common Stock outstanding and issued to approximately 100 holders of record; (ii) 1,802 Class S shares of GCEAR Common Stock outstanding and issued to 2 holders of record; (iii) 41,095 Class D shares of GCEAR Common Stock outstanding and issued to 14 holders of record; (iv) 1,900,041 Class I shares of GCEAR Common Stock outstanding and issued to approximately 180 holders of record; (v) 24,332,318 Class A shares of GCEAR Common Stock outstanding and issued to approximately 5,000 holders of record; (vi) 47,391,245 Class AA shares of GCEAR Common Stock outstanding and issued to approximately 10,100 holders of record; (vii) 920,920 Class AAA shares of GCEAR Common Stock outstanding and issued to approximately 150 holders of record; and (viii) 155,455,440 Class E shares of GCEAR Common Stock outstanding and issued to approximately 32,800 holders of record.

Major Tenants

As of September 30, 2020, our ten largest tenants represented 28.1% of the total net rents generated by our properties.

Real Estate Portfolio

As of September 30, 2020, we owned a fee simple interest and a leasehold interest in 96 and 3 properties, respectively, encompassing approximately 27.1 million rentable square feet and an 80% interest in an unconsolidated joint venture. GCEAR’s properties are shown in the table below (dollars in thousands)

Property	Location	Tenant/ Major Lessee	Acquisition Date	Purchase Price	Approx. Square Feet	% Leased by Major Lessee	% Leased	Property Type	Year of Lease Expiration	Net Rent(1)
Plainfield	Plainfield, IL	Chicago Bridge & Iron Company	6/18/2009	$32,660	176,000	100.0%	100.0%	Office	2022	$2,880
Renfro	Clinton, SC	Renfro Corporation	6/18/2009	21,700	566,600	100.0%	100.0%	Industrial	2021	693
Emporia Partners	Emporia, KS	Hopkins Enterprises	8/27/2010	8,360	320,800	100.0%	100.0%	Industrial	2037	972
AT&T	Redmond, WA	AT&T	1/31/2012	40,000	155,800	100.0%	100.0%	Office	2027	3,379
Westinghouse	Cranberry Township, PA	Westinghouse Electric Company	3/22/2012	36,200	118,000	100.0%	100.0%	Office	2031	2,366
TransDigm	Whippany, NJ	Whippany Actuation Systems, LLC	5/31/2012	13,000	114,300	100.0%	100.0%	Industrial	2028	989
East Village	Greenwood Village, CO	—	6/29/2012	16,100	138,100	—	—	Office	—	—
Zeller Plastik	Libertyville, IL	Zeller Plastik USA	11/8/2012	15,600	193,700	100.0%	100.0%	Industrial	2023	1,454
Northrop Grumman	Beavercreek, OH	Northrop Grumman Corporation	11/13/2012	17,000	99,200	100.0%	100.0%	Office	2024	1,572
Health Net	Rancho Cordova, CA	Centene Corporation	12/18/2012	22,650	145,900	96.8%	100.0%	Office	2022	2,338

Property	Location	Tenant/ Major Lessee	Acquisition Date	Purchase Price	Approx. Square Feet	% Leased by Major Lessee	% Leased	Property Type	Year of Lease Expiration	Net Rent(1)
Comcast	Greenwood Village, CO	Comcast	1/11/2013	$27,000	157,300	100.0%	100.0%	Office	2021	$2,753
500 Rivertech	Renton, WA	EAN Holdings, LLC	2/15/2013	12,000	71,100	37.5%	67.3%	Office	2030	910
Schlumberger	Houston, TX	Schlumberger Technology Corporation	5/1/2013	48,750	149,700	96.6%	100.0%	Office	2024	3,464
UTC	Charlotte, NC	United Technologies Corporation—UTC	5/3/2013	39,188	198,900	100.0%	100.0%	Office	2025	2,977
Avnet	Chandler, AZ	AVNET	5/29/2013	32,462	231,500	100.0%	100.0%	Industrial	2028	2,609
Cigna	Phoenix, AZ	CIGNA	6/20/2013	54,500	232,600	100.0%	100.0%	Office	2023	4,202
Amazon—Arlington Heights	Arlington Heights, IL	Amazon.com Services, LLC	8/13/2013	29,540	182,900	100.0%	100.0%	Industrial	2031	2,198
Verizon	Warren, NJ	Bohler Engineering NJ, LLC	10/3/2013	40,000	207,300	16.6%	31.7%	Office	2030	1,698
Fox Head	Irvine, CA	Fox Head	10/29/2013	27,250	81,600	100.0%	100.0%	Office	2028	2,567
2500 Windy Ridge	Atlanta, GA	Floor and Decor Outlets of America, Inc.	11/5/2013	56,700	322,600	57.9%	77.0%	Office	2031	6,327
General Electric	Atlanta, GA	General Electric Company—GE	11/5/2013	61,000	265,100	100.0%	100.0%	Office	2025	4,986
Atlanta Wildwood	Atlanta, GA	Hyundai	11/5/2013	28,000	250,600	39.9%	71.8%	Office	2025	2,649
Community Insurance	Mason, OH	Community Insurance Company	11/5/2013	23,500	223,500	100.0%	100.0%	Office	2026	2,849
Anthem	Mason, OH	Dohmen Life Science Services, LLC (dba Eversana)	11/5/2013	9,500	78,200	100.0%	100.0%	Office	2025	1,014
JPMorgan Chase	Westerville, OH	JP Morgan	11/5/2013	44,500	388,700	100.0%	100.0%	Office	2025	3,430
Sterling Commerce Center	Dublin, OH	Keller Mortgage, LLC	11/5/2013	37,300	322,700	7.3%	14.8%	Office	2023	503
Aetna (Arlington)	Arlington, TX	Aetna Life Insurance Company	11/5/2013	16,000	139,400	86.7%	94.0%	Office	2025	2,779
CHRISTUS Health	Irving, TX	Christus Health	11/5/2013	46,350	253,300	97.8%	100.0%	Office	2024	3,936
Roush Industries	Allen Park, MI	Roush Industries	11/5/2013	12,250	169,200	100.0%	100.0%	Office	2028	1,576
Parkland Center	Milwaukee, WI	Fidelity Information Services LLC	11/5/2013	26,000	222,700	55.9%	82.4%	Office	2027	2,188
1200 Morris	Wayne, PA	Green Apple Management	11/5/2013	21,500	114,100	73.2%	73.2%	Office	2028	1,137
United HealthCare	St. Louis, MO	United Healthcare	11/5/2013	28,000	191,400	100.0%	100.0%	Office	2028	2,320
Intermec (Northpointe Corporate Center II)	Lynnwood, WA	Intermec Technologies	11/5/2013	7,175	70,400	100.0%	100.0%	Office	2025	1,278
Comcast (Northpointe Corporate Center I)	Lynnwood, WA	Comcast	11/5/2013	19,825	87,400	100.0%	100.0%	Office	2027	1,727
Farmers	Olathe, KS	Farmers Insurance	12/27/2013	19,100	102,000	100.0%	100.0%	Office	2024	1,600
2200 Channahon Road	Joliet, IL	—	1/7/2014	57,000	1,380,100	—	—	Industrial	—	—
Digital Globe	Westminster, CO	Digital Globe, Inc.	1/14/2014	92,000	430,000	100.0%	100.0%	Office	2030	7,217
Waste Management	Phoenix, AZ	Waste Management	1/16/2014	22,825	131,900	100.0%	100.0%	Office	2024	2,038
Wyndham Worldwide	Parsippany, NJ	Wyndham Worldwide Operations	4/23/2014	96,600	249,400	100.0%	100.0%	Office	2029	7,029
ACE Hardware Corporation HQ	Oak Brook, IL	ACE Hardware	4/24/2014	37,000	206,000	100.0%	100.0%	Office	2024	2,917
Equifax	Maryland Heights, MO	TALX Corporation	5/20/2014	14,200	94,000	100.0%	100.0%	Office	2024	1,363

Property	Location	Tenant/ Major Lessee	Acquisition Date	Purchase Price	Approx. Square Feet	% Leased by Major Lessee	% Leased	Property Type	Year of Lease Expiration	Net Rent(1)
Crosspoint	Phoenix, AZ	—	5/22/2014	$51,000	337,400	—	—	Office	—	$—
Circle Star	San Carlos, CA	SB U.S. LLC	5/28/2014	90,100	207,900	50.0%	100.0%	Office	2023	11,014
Vanguard	Charlotte, NC	Vanguard	6/19/2014	33,200	224,600	100.0%	100.0%	Office	2025	2,729
Parallon	Largo, FL	Parallon Business Performance Group	6/25/2014	17,235	83,200	100.0%	100.0%	Office	2025	1,320
TW Telecom	Lone Tree, CO	Level 3 Communications	8/1/2014	43,000	166,700	100.0%	100.0%	Office	2024	3,289
Equifax II	Earth City, MO	TALX Corporation	10/1/2014	13,917	99,300	100.0%	100.0%	Office	2024	1,346
Mason I	Mason, OH	Community Insurance Company	11/7/2014	22,500	213,000	100.0%	100.0%	Office	2026	1,573
Wells Fargo (Charlotte)	Charlotte, NC	Wells Fargo	12/15/2014	41,487	155,600	100.0%	100.0%	Office	2025	2,814
GE Aviation	West Chester, OH	General Electric Company—GE	2/19/2015	66,000	409,800	100.0%	100.0%	Office	2025	3,742
Westgate III	Houston, TX	Wood Group Mustang, Inc.	4/1/2015	77,000	225,500	100.0%	100.0%	Office	2027	5,395
2275 Cabot Drive	Lisle, IL	—	6/10/2015	19,500	94,400	—	—	Office	—	—
Franklin Center	Columbia, MD	Leidos	6/10/2015	58,130	200,600	55.0%	55.0%	Office	2026	2,427
4650 Lakehurst Court	Columbus, OH	Qwest Communications	6/10/2015	27,600	164,600	100.0%	100.0%	Office	2022	2,633
Miramar	Miramar, FL	Humana Medical	6/10/2015	24,600	96,400	100.0%	100.0%	Office	2023	2,300
Royal Ridge V	Irving, TX	NEC Corporation of America	6/10/2015	23,500	119,600	100.0%	100.0%	Office	2026	2,404
Duke Bridges	Frisco, TX	T-Mobile	6/10/2015	59,250	284,000	55.7%	100.0%	Office	2027	5,645
Houston Westway II	Houston, TX	Baker Hughes, a GE company	6/10/2015	82,500	242,400	21.8%	23.6%	Office	2023	1,467
Houston Westway I	Houston, TX	—	6/10/2015	37,700	144,000	—	—	Office	—	—
Atlanta Perimeter	Atlanta, GA	State Farm	6/10/2015	101,670	584,800	86.0%	89.6%	Office	2024	7,810
South Lake at Dulles	Herndon, VA	Amazon.com Services, Inc.	6/10/2015	87,300	269,900	100.0%	100.0%	Office	2032	2,473
Four Parkway	Deerfield, IL	CF Industries	6/10/2015	42,900	176,200	95.7%	100.0%	Office	2027	3,866
Highway 94	Jefferson City, MO	ABB, Inc.	11/6/2015	31,940	660,000	100.0%	100.0%	Industrial	2024	2,541
Heritage III	Fort Worth, TX	DynCorp	12/11/2015	16,650	119,000	100.0%	100.0%	Office	2029	1,800
Heritage IV	Fort Worth, TX	American Specialty Health Incorporated	12/11/2015	29,000	164,300	100.0%	100.0%	Office	2032	2,320
Samsonite	Jacksonville, FL	Samsonite	12/11/2015	48,000	817,700	100.0%	100.0%	Industrial	2024	4,000
Restoration Hardware	Patterson, CA	Restoration Hardware	1/14/2016	99,850	1,501,400	100.0%	100.0%	Industrial	2030	7,073
HealthSpring	Nashville, TN	Healthspring	4/27/2016	41,300	170,500	100.0%	100.0%	Office	2022	3,135
LPL	Fort Mill, SC	LPL Holdings, Inc.	11/30/2017	130,000	451,600	100.0%	100.0%	Office	2036	8,248
Quaker	Lakeland, FL	Quaker Sales & Distribution	3/13/2018	59,600	605,400	100.0%	100.0%	Industrial	2028	3,046
McKesson	Scottsdale, AZ	McKesson Corporation	4/10/2018	67,000	271,100	100.0%	100.0%	Office	2028	5,644
Shaw Industries	Port Wentworth, GA	Shaw Industries, Inc.	5/3/2018	56,526	1,001,500	100.0%	100.0%	Industrial	2033	3,335
Owens Corning	Concord, NC	Owens Corning Sales, LLC	5/1/2019	5,790	61,200	100.0%	100.0%	Industrial	2025	394
Westgate II	Houston, TX	Wood Group Mustang, Inc.	5/1/2019	57,750	186,300	100.0%	100.0%	Office	2024	4,360
Administrative Office of Pennsylvania Courts	Mechanicsburg, PA	Administrative Office of Pennsylvania Courts	5/1/2019	10,880	56,600	100.0%	100.0%	Office	2024	722
American Express Center	Phoenix, AZ	American Express Travel Related Services Company, Inc.	5/1/2019	93,350	513,400	100.0%	100.0%	Office	2023	5,950
MGM Corporate Center	Las Vegas, NV	MGM Resorts International	5/1/2019	30,910	168,200	100.0%	100.0%	Office	2024	2,285

Property	Location	Tenant/ Major Lessee	Acquisition Date	Purchase Price	Approx. Square Feet	% Leased by Major Lessee	% Leased	Property Type	Year of Lease Expiration	Net Rent(1)
American Showa	Columbus, OH	American Showa, Inc.	5/1/2019	$19,410	304,600	100.0%	100.0%	Industrial	2025	$1,138
Huntington Ingalls	Hampton, VA	Huntington Ingalls Incorporated	5/1/2019	38,170	515,500	100.0%	100.0%	Industrial	2028	2,453
Wyndham	Parsippany, NJ	Wyndham Worldwide Operations	5/1/2019	81,740	203,500	100.0%	100.0%	Office	2029	5,563
Exel	Groveport, OH	Exel, Inc.	5/1/2019	17,640	312,000	100.0%	100.0%	Industrial	2022	1,245
Rapiscan Systems	Andover, MA	Morpho Detection LLC	5/1/2019	12,510	64,200	100.0%	100.0%	Office	2027	853
Aetna	Tucson, AZ	Aetna Life Insurance Company	5/1/2019	22,340	100,300	100.0%	100.0%	Office	2025	1,752
Bank of America I	Simi Valley, CA	Bank of America, N.A.	5/1/2019	29,290	206,900	100.0%	100.0%	Office	2026	2,884
Atlas Copco	Auburn Hills, MI	Atlas Copco Assembly Systems LLC	5/1/2019	20,550	120,000	100.0%	100.0%	Office	2025	1,319
Toshiba TEC	Durham, NC	Toshiba TEC Corporation	5/1/2019	40,070	200,800	100.0%	100.0%	Office	2028	2,485
NETGEAR	San Jose, CA	NETGEAR, Inc	5/1/2019	51,360	142,700	100.0%	100.0%	Office	2025	3,300
Nike	Hillsboro, OR	Nike, Inc.	5/1/2019	50,590	266,800	100.0%	100.0%	Office	2024	3,901
Zebra Technologies	Lincolnshire, IL	Zebra Technologies Corporation	5/1/2019	65,750	283,300	100.0%	100.0%	Office	2026	4,530
WABCO	North Charleston, SC	WABCO Air Compressor Holdings Inc.	5/1/2019	15,800	145,200	100.0%	100.0%	Industrial	2023	1,087
IGT	Las Vegas, NV	IGT	5/1/2019	74,340	222,300	100.0%	100.0%	Office	2031	4,914
3M	Dekalb, IL	3M Company	5/1/2019	83,580	978,100	100.0%	100.0%	Industrial	2026	4,704
Amazon—Etna	Pataskala, OH	Amazon.com.dedc, LLC	5/1/2019	110,800	856,300	100.0%	100.0%	Industrial	2031	5,904
Zoetis	Pasippany, NJ	Zoetis Services LLC	5/1/2019	47,390	125,700	100.0%	100.0%	Office	2029	2,983
Southern Company	Birmingham, AL	Southern Company Services, Inc.	5/1/2019	163,510	669,400	100.0%	100.0%	Office	2044	8,822
Allstate	Lone Tree, CO	Allstate Insurance Company	5/1/2019	16,170	70,300	100.0%	100.0%	Office	2026	1,084
MISO	Carmel, IN	Midcontinent Independent System Operator, Inc.	5/1/2019	29,920	133,400	100.0%	100.0%	Office	2028	1,995
McKesson II	Scottsdale, AZ	McKesson Corporation	9/20/2019	37,674	124,900	100.0%	100.0%	Office	2029	3,098
Pepsi Bottling Ventures	Winston-Salem, NC	Pepsi Bottling Ventures LLC	2/5/2020	34,937	526,300	100.0%	100.0%	Industrial	2032	1,836

				$4,172,461	27,054,600					$287,834

(1)

Net rent is based on (a) the contractual base rental payments for the 12-month period subsequent to September 30, 2020, assuming the lease requires the tenant to reimburse us for certain operating expenses or the property is self-managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are our responsibility for the 12-month period subsequent to September 30, 2020 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

Revenue Concentration

No lessee or property, based on net rents for the 12-month period subsequent to September 30, 2020, pursuant to the respective in-place leases, was greater than 4.0% as of September 30, 2020.

The percentage of net rents for the 12-month period subsequent to September 30, 2020 by state, based on the respective in-place leases, is as follows (dollars in thousands):

State	Net Rent(1) (unaudited)	Number of Properties	Percentage of Net Rent
Texas	$33,570	11	11.7%
California	29,176	6	10.1
Ohio	25,603	11	8.9
Arizona	25,293	8	8.8
Georgia	25,107	5	8.7
Illinois	22,549	9	7.8
New Jersey	18,262	5	6.3
Colorado	14,343	5	5.0
North Carolina	13,235	6	4.6
Florida	10,666	4	3.7
All Others(2)	70,030	29	24.4

Total	$287,834	99	100.0%

(1)

Net rent is based on (a) the contractual base rental payments assuming the lease requires the tenant to reimburse us for certain operating expenses or the property is self-managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are our responsibility for the 12-month period subsequent to September 30, 2020 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

(2)	On an individual basis, All Others are 3.5% or less of total net rents.

The percentage of net rent for the 12-month period subsequent to September 30, 2020, by industry, based on the respective in-place leases, is as follows (dollars in thousands):

Industry(1)	Net Rent (unaudited)	Number of Lessees	Percentage of Net Rent
Capital Goods	$39,525	19	13.7%
Retailing	28,447	8	9.9
Health Care Equipment & Services	27,278	10	9.5
Insurance	25,567	10	8.9
Consumer Services	22,322	9	7.8
Telecommunication Services	19,150	5	6.7
Diversified Financials	18,637	5	6.5
Technology Hardware & Equipment	16,317	6	5.7
Consumer Durables & Apparel	14,733	6	5.1
Energy	14,596	4	5.1
All Others(2)	61,262	32	21.1

Total	$287,834	114	100.0%

(1)	Industry classification based on the Global Industry Classification Standard.
(2)	On an individual basis, All Others are 4.1% or less of total net rents.

The percentage of net rent for the 12-month period subsequent to September 30, 2020, for the top 10 tenants, based on the respective in-place leases, is as follows (dollars in thousands):

Tenant	Net Rent (unaudited)	Percentage of Net Rent
General Electric Company	$10,123	3.5%
Wood Group Mustang, Inc.	9,755	3.4
Southern Company Services, Inc.	8,822	3.1
McKesson Corporation	8,742	3.0
LPL Holdings, Inc.	8,248	2.9
State Farm	7,293	2.5
Digital Globe, Inc.	7,217	2.5
Restoration Hardware	7,073	2.5
Wyndham Hotel Group, LLC	7,029	2.4
SB U.S. LLC	6,614	2.3

The tenant lease expirations by year based on net rent for the 12-month period subsequent to September 30, 2020 are as follows (dollars in thousands):

Year of Lease Expiration(1)	Net Rent (unaudited)	Number of Lessees	Approx. Square Feet	Percentage of Net Rent
Remaining 2020	$—	—	—	—%
2021	3,861	7	773,700	1.3
2022	12,130	5	964,400	4.2
2023	23,911	10	1,378,200	8.3
2024	46,598	16	3,950,800	16.2
2025	34,778	19	2,644,700	12.1
>2026	166,556	57	14,235,754	57.9
Vacant	—	—	3,093,000	—

Total	$287,834	114	27,040,554	100.0%

(1)	Expirations that occur on the last day of the month are shown as expiring in the subsequent month.

Human Capital Management

We believe our employees are our greatest asset, and we pride ourselves on the diversity they bring to GCEAR. Because of this we have implemented a number of programs to foster not only their professional growth but also their growth as global citizens. As of September 30, 2020, we have 43 employees.

All of our employees are provided with a comprehensive benefits and wellness package which includes paid time off and parental leave, high-quality medical, dental and vision insurance, disability, pet and life insurance, 401(k) matching, long-term incentive plans, educational grants, fitness programs, on-site services such as dry cleaning and carwash and much more. We encourage internal mobility and provide educational grants and access to online education.

We also feel that one of the keys to our success is our ability to benefit from a wide range of opinions and experiences. We believe the best way to accomplish this is through promoting racial, gender, and generational diversity across all layers of our organization. As of September 30, 2020, 46.5% of our employees are people of color/minorities and 44.2% are females. In addition, our seven-member Board of Directors is composed of 57.0% females or minorities. Generationally, our organization is composed of 53.5% Millennials, 27.9% Generation X, and 18.6% Baby Boomers.

Our social policy extends beyond the individuals within our organization and includes our ability to have a positive impact on the community around us. Throughout our organization, we have a shared passion and dedication to giving back and for this reason we co-founded the Griffin Charitable Initiative, a program through which we actively contribute our time and resources to support charitable causes.

Investment Objectives

Overview

We invest in a portfolio consisting primarily of single tenant business essential office and industrial properties. Our investment objectives and policies may be amended or changed at any time by the GCEAR Board. Although we have no plans at this time to change any of our investment objectives or policies, the GCEAR Board may change any and all such investment objectives or policies, including our focus on single tenant business essential office and industrial properties, if they believe such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as a prospectus supplement, or through a filing under the Exchange Act, as appropriate. In addition, we may invest in real estate properties other than single tenant business essential office and industrial properties if the GCEAR Board deems such investments to be in the best interests of our stockholders. We cannot assure our stockholders that our policies or investment objectives will be attained or that the value of our common stock will not decrease.

Primary Investment and Portfolio Management Objectives

Our primary investment and portfolio management objectives are to:

•	invest in income-producing real property in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes;

•	provide regular cash distributions to achieve an attractive distribution yield;

•	preserve and protect invested capital;

•	realize appreciation in NAV from proactive portfolio and asset management; and

•

provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

We cannot assure our stockholders that we will attain these primary investment and portfolio management objectives.

Investment Strategy

We seek to acquire a portfolio consisting primarily of single tenant business essential office and industrial properties throughout the United States diversified by corporate credit, physical geography, product type and lease duration. Although we have no current intention to do so, we may also invest a portion of the net investment proceeds in single tenant business essential office and industrial properties outside the United States. We acquire assets consistent with our single tenant acquisition philosophy by focusing primarily on properties:

•	essential to the business operations of the tenant;

•	located in primary, secondary and certain select tertiary metropolitan statistical areas, or metropolitan statistical areas;

•	leased to tenants with strong credit quality;

•	subject to long-term leases with defined rental rate increases or with short-term leases with high-probability renewal and potential for increasing rent; and

•	of new or recent, Class A construction quality and condition.

Our management team has been acquiring single tenant business essential office and industrial properties for over a decade. Our management team’s positive acquisition and ownership experience with single tenant business essential office and industrial properties of the type we intend to acquire stems from the following:

•	the credit quality of the lease payment is determinable and equivalent to the senior unsecured credit rating of the tenant;

•	the essential nature of the asset to the tenant’s business provides greater default protection relative to the tenant’s balance sheet debt;

•	the percentage recovery in the event of a tenant default is empirically greater than an unsecured lender; and

•	long-term leases provide a consistent and predictable income stream across market cycles while short-term leases offer income appreciation upon renewal and reset.

We seek to provide investors the following benefits:

•	a cohesive management team experienced in all aspects of real estate investment with a track record of acquiring primarily single tenant business essential assets;

•	stable cash flow backed by a portfolio of primarily single tenant business essential real estate assets;

•	minimal exposure to operating and maintenance expense increases as we attempt to structure or acquire leases where the tenant assumes responsibility for these costs;

•	contractual lease rate increases enabling potential distribution growth and a potential hedge against inflation;

•	insulation from short-term economic cycles resulting from the long-term nature of underlying asset leases;

•	enhanced stability resulting from diversified credit characteristics of corporate credits; and

•	portfolio stability promoted through geographic and product type investment diversification.

We cannot assure our stockholders that any of the properties we acquire will result in the benefits discussed above.

General Acquisition and Investment Policies

We seek to make investments that satisfy the primary investment objective of providing regular cash distributions to our stockholders. However, because a significant factor in the valuation of income-producing real property is its potential for future appreciation, some properties we acquire may have the potential both for growth in value and for providing regular cash distributions to our stockholders.

Each acquisition will be approved by the GCEAR Board. In selecting a potential property for acquisition, we consider a number of factors, including, but not limited to, the following:

•	strong tenant creditworthiness;

•	whether a property is essential to the business operations of the tenant;

•

lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options;

•	projected demand in the area;

•	a property’s geographic location and type;

•	proposed purchase price, terms and conditions;

•	historical financial performance;

•	projected net cash flow yield and internal rates of return;

•	a property’s physical location, visibility, curb appeal and access;

•	new or recent, Class A construction quality and condition;

•	potential for capital appreciation;

•	demographics of the area, neighborhood growth patterns, economic conditions, and local market conditions;

•	potential capital and tenant improvements and reserves required to maintain the property;

•	prospects for liquidity through sale, financing or refinancing of the property;

•	the potential for the construction of new properties in the area;

•	treatment under applicable federal, state and local tax and other laws and regulations;

•	evaluation of title and obtaining of satisfactory title insurance; and

•	evaluation of any reasonable ascertainable risks such as environmental contamination.

There is no limitation on the number, size or type of properties that we may acquire or on the percentage of net offering proceeds that may be invested in any particular property type or single property. The number and mix of properties will depend upon real estate market conditions and other circumstances existing at the time of acquisition. In determining whether to purchase a particular property, we may obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and may or may not be credited against the purchase price if the property is ultimately purchased.

Description of Leases

We primarily acquire single tenant properties with existing net leases. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into “net” leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance, common area maintenance charges and building repairs related to the property, in addition to the lease payments. There are various forms of net leases, typically classified as triple-net or double-net. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term and/or that require the tenant to pay rent based upon a number of factors. Triple-net leases typically require the tenant to pay common area maintenance, insurance, and taxes associated with a property in addition to the base rent and percentage rent, if any. Double-net leases typically require the tenant to pay two of those three expenses. In either instance, these leases will typically hold the landlord responsible for the roof and structure, or other major repairs and replacements with respect to the property, while the tenant is responsible for only those operating expenses specified in the lease.

To the extent we acquire multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant and we cannot predict at this time the exact terms of any future leases into which we will enter. We will weigh many factors when negotiating specific lease terms, including, but not limited to, the rental rate, strong creditworthiness of the tenant, location of the property and type of property. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases with those tenants. Some of these limited negotiable terms include lease duration and special provisions on the recovery of operating expenses. In certain instances, we may be responsible for normal operating expenses up to a certain amount, which will reduce the amount of operating cash flow available for future investments.

Most of our acquisitions have lease terms of 5 to 15 years at the time of the property acquisition. We may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is located in a desirable location, is difficult to replace, or has other significant favorable real estate attributes. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insured on the policy. As a precautionary measure, we obtain, to the extent available, contingent liability and property insurance and flood insurance, as well as loss of rents insurance that covers one or more years of annual rent in the event of a rental loss. In addition, we maintain a pollution insurance policy for all of our properties to insure against the risk of environmental contaminants; however, the coverage and amounts of our environmental and flood insurance policies may not be sufficient to cover our entire risk.

Tenants are required to provide proof of insurance by furnishing a certificate of insurance to us on an annual basis. The insurance certificates are tracked and reviewed for compliance by our property manager.

Our Borrowing Strategy and Policies

We may incur our indebtedness in the form of bank borrowings, purchase money obligations to the sellers of properties and publicly- or privately-placed debt instruments or financing from institutional investors or other lenders. We may obtain a credit facility or separate loans for each acquisition. Our indebtedness may be unsecured or may be secured by mortgages or other interests in our properties, and by guarantees or pledges of membership interests. We may use borrowing proceeds to finance acquisitions of new properties, to pay for capital improvements, repairs or buildouts, to refinance existing indebtedness, to pay distributions, to fund redemptions of our shares or to provide working capital. To the extent we borrow on a short-term basis, we may refinance such short-term debt into long-term, amortizing mortgages once a critical mass of properties has been acquired and to the extent such debt is available at terms that are favorable to the then in-place debt.

There is no limitation on the amount we can borrow for the purchase of any property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets and must be reviewed by the GCEAR Board at least quarterly. We anticipate that we will utilize approximately 50% leverage in connection with our acquisition strategy. However, the GCEAR Charter currently limits our borrowing to 300% of our net assets (equivalent to 75% of the cost of our assets) unless any excess borrowing is approved by a majority of our independent directors and is disclosed to our stockholders in our next quarterly report, along with the justification for such excess.

We may borrow amounts from our affiliates only if such loan is approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, as fair, competitive, commercially reasonable and no less favorable to us than comparable loans between unaffiliated parties under the circumstances.

Except as set forth in the GCEAR Charter regarding debt limits, we may re-evaluate and change our debt strategy and policies in the future without a stockholder vote. Factors that we could consider when re-evaluating or changing our debt strategy and policies include then-current economic and market conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties to generate sufficient cash flow to cover debt service requirements and other similar factors. Further, we may increase or decrease our ratio of debt to equity in connection with any change of our borrowing policies. As of September 30, 2020, our leverage ratio was approximately 52.1% as defined in the GCEAR Credit Agreement.

Acquisition Structure

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in joint ventures or similar entities that own and operate real estate. We may also acquire ground leases.

We will make acquisitions of our real estate investments directly through the GCEAR Operating Partnership or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of us or other persons.

Competition

As we purchase properties for our portfolio, we are in competition with other potential buyers for the same properties, and may have to pay more to purchase the property than if there were no other potential acquirers or we may have to locate another property that meets our investment criteria. Although we intend to acquire properties subject to existing leases, the leasing of real estate is highly competitive in the current market, and we may experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we will also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Conditions to Closing Acquisitions

We obtain at least a Phase I environmental assessment and history for each property we acquire. In addition, we generally condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or other independent professionals, including, but not limited to, where appropriate:

•	property surveys and site audits;

•	building plans and specifications, if available;

•	soil reports, seismic studies and flood zone studies, if available;

•	licenses, permits, maps and governmental approvals;

•	tenant estoppel certificates;

•	tenant financial statements and information, as permitted;

•	historical financial statements and tax statement summaries of the properties;

•	proof of marketable title, subject to such liens and encumbrances as are acceptable to us; and

•	liability and title insurance policies.

Joint Venture Investments

We have acquired and may continue to acquire some of our properties in joint ventures, some of which may be entered into with our affiliates. We may also enter into joint ventures, general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of owning and leasing real properties. Among other reasons, we may want to acquire properties through a joint venture with third parties or affiliates in order to diversify our portfolio of properties in terms of geographic region or property type. Joint ventures may also allow us to acquire an interest in a property without requiring that we fund the entire purchase price. In addition, certain properties may be available to us only through joint ventures. In determining whether to invest in a particular joint venture, we will evaluate the real property which such joint venture owns or is being formed to own under the same criteria that we use to evaluate other real estate investments.

We may enter into joint ventures with affiliates for the acquisition of properties, but only provided that:

•	a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction, approve the transaction as being fair and reasonable to us; and

•	the investment by us and such affiliate are on substantially the same terms and conditions otherwise dictated by the market.

To the extent possible and if approved by the GCEAR Board, including a majority of our independent directors, we will attempt to obtain a right of first refusal or option to buy the property held by the joint venture and allow such venture partners to exchange their interest for GCEAR OP Units or to sell their interest to us in its entirety. In the event that the venture partner were to elect to sell property held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the venture partner’s interest in the property held by the joint venture. Entering into joint ventures with our affiliates will result in certain conflicts of interest.

Construction and Development Activities

From time to time, we may construct and develop real estate assets or render services in connection with these activities. We may be able to reduce overall purchase costs by constructing and developing a property versus purchasing a completed property. Developing and constructing properties would, however, expose us to risks such as cost overruns, carrying costs of projects under construction or development, completion guarantees, availability and costs of materials and labor, weather conditions and government regulation. To comply with the applicable requirements under U.S. federal income tax law, we intend to limit our construction and development activities to performing oversight and review functions, including reviewing the construction design proposals, negotiating and contracting for feasibility studies and supervising compliance with local, state or federal laws and regulations, negotiating contracts, overseeing construction, and obtaining financing. In addition, we may use taxable REIT subsidiaries or certain independent contractors to carry out these oversight and review functions. We will retain independent contractors to perform the actual construction work.

Government Regulations

Our business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

We and any operating subsidiaries that we may form may be subject to state and local tax in states and localities in which they or we do business or own property. The tax treatment of us, the GCEAR Operating Partnership, any operating subsidiaries we may form and the holders of our shares in local jurisdictions may differ from our U.S. federal income tax treatment.

Americans with Disabilities Act

Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the ADA requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removing or remediating hazardous or toxic substances. These laws often impose clean-up responsibility and liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of the hazardous or toxic substances. The costs of investigating, removing or remediating these substances may be substantial, and the presence of these substances may adversely affect our ability to rent properties or sell the property or to borrow using the property as collateral and may expose us to liability resulting from any release of or exposure to these substances. If we arrange for the disposal or treatment of hazardous or toxic substances at another location, we may be liable for the costs of removing or remediating these substances at the disposal or treatment facility, whether or not the facility is owned or operated by us. We may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site that we own or operate. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. We maintain a pollution insurance policy for all of our properties to insure against the potential liability of remediation and exposure risk.

Other Regulations

The properties we acquire likely will be subject to various federal, state and local regulatory requirements, such as zoning and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We acquire properties that are in material compliance with all such regulatory requirements. However, we cannot assure you that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our financial condition and results of operations.

Disposition Policies

We generally intend to hold each property we acquire for an extended period. However, we may sell a property at any time if, in our judgment, the sale of the property is in the best interests of our stockholders.

The determination of whether a particular property should be sold or otherwise disposed of will generally be made after consideration of relevant factors, including prevailing economic conditions, other investment opportunities and considerations specific to the condition, value and financial performance of the property. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. As of September 30, 2020, we have sold thirteen properties and one land parcel, including one property during the nine months ended September 30, 2020, for an average hold time of 4.2 years.

We may sell assets to third parties or to our affiliates. Our Nominating and Corporate Governance Committee of the GCEAR Board, which is comprised solely of independent directors, must review and approve all transactions between us and our affiliates.

Investment Limitations in Our Charter

The GCEAR Charter places numerous limitations on us with respect to the manner in which we may invest our funds, most of which are those typically required by various provisions of the NASAA REIT Guidelines.

Changes in Investment Policies and Limitations

The GCEAR Charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interests of our stockholders. Each determination and the basis therefor is required to be set forth in the applicable meeting minutes. The methods of implementing our investment policies may also vary as new investment techniques are developed. The methods of implementing our investment objectives and policies, except as otherwise provided in the GCEAR Charter, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders. The determination by the GCEAR Board that it is no longer in our best interests to continue to be qualified as a REIT shall require the concurrence of two-thirds of the GCEAR Board. Investment policies and limitations specifically set forth in the GCEAR Charter, however, may only be amended by a vote of the stockholders holding a majority of our outstanding shares.

Investments in Mortgages

While we intend to emphasize equity real estate investments and, hence, operate as what is generally referred to as an “equity REIT,” as opposed to a “mortgage REIT,” we may invest in first or second mortgage loans, mezzanine loans secured by an interest in the entity owning the real estate or other similar real estate loans consistent with our REIT status. We may make such loans to developers in connection with construction and redevelopment of real estate properties. Such mortgages may or may not be insured or guaranteed by the Federal Housing Administration, the Veterans Benefits Administration or another third party. We may also invest in participating or convertible mortgages if our directors conclude that we and our stockholders may benefit from the cash flow or any appreciation in the value of the subject property. Such mortgages are similar to equity participation.

Investment Company Act and Certain Other Policies

We intend to operate in such a manner that we will not be subject to regulation under the Investment Company Act. We will continually review our investment activity to attempt to ensure that we do not come within the application of the Investment Company Act. Among other things, we will attempt to monitor the proportion of our portfolio that is placed in various investments so that we do not come within the definition of an “investment company” under the Investment Company Act. If at any time the character of our investments could cause us to be deemed as an investment company for purposes of the Investment Company Act, we will take all necessary actions to attempt to ensure that we are not deemed to be an “investment company.” In addition, we do not intend to underwrite securities of other issuers or actively trade in loans or other investments.

Subject to the restrictions we must follow in order to qualify to be taxed as a REIT, we may make investments other than as previously described in this proxy statement/prospectus, although we do not currently intend to do so. Subject to such restrictions, we may invest in securities of other issuers, including for the purpose of exercising control over such entities. We have not engaged in these types of investments in the last three years.

We have authority to purchase or otherwise reacquire our shares of common stock or any of our other securities. We have no present intention of repurchasing any of our shares of common stock except pursuant to the GCEAR SRP and we would only take such action in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code.

We do not expect to engage in any significant lending in the future, and have not engaged in significant lending over the past three years. Certain of our corporate governance policies limit our ability to make loans to directors, executive officers and certain other related persons. However, we do not otherwise have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act.

We may in the future offer GCEAR Common Stock or other debt or equity securities in exchange for cash, real estate assets or other investment targets or repurchase or otherwise reacquire GCEAR Common Stock or other debt or equity securities. Other than in connection with the EA Mergers, we have not issued GCEAR Common Stock or any other securities in exchange for property in the last three years.

Exchange Listing and Other Strategic Transactions

While we are currently operating as a perpetual-life REIT, we may consider a Strategic Transaction in the future. We are not prohibited by the GCEAR Charter or otherwise from engaging in such a Strategic Transaction at any time. We believe this perpetual-life REIT structure allows us to weather real estate cycles and provides for maximum flexibility to execute an exit strategy when it is in the best interests of our stockholders. Subject to certain significant transactions that require stockholder approval, such as dissolution, merger into another entity in which we are not the surviving entity, consolidation or the sale or other disposition of all or substantially all of our assets, the GCEAR Board maintains sole discretion to change our current strategy as circumstances change if it believes such a change is in the best interest of our stockholders. The GCEAR Board will determine whether a Strategic Transaction is in the best interests of us and our stockholders. We expect that the GCEAR Board will take all relevant factors at that time into consideration when making a decision with respect to a Strategic Transaction, including prevailing market conditions.

Employees

As of September 30, 2020, we have 43 employees.

Industry Segments

We internally evaluate all of our properties and interests therein as one reportable segment.

Legal Matters

From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of our business. We are not a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

GCEAR’s Distributions and Distribution Policy

We pay distributions to our stockholders as of the record date selected by the GCEAR Board. Because substantially all of our operations will be performed indirectly through the GCEAR Operating Partnership, our ability to pay distributions depends in large part on the GCEAR Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. We expect to pay distributions regularly unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of the GCEAR Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

Prior to March 30, 2020, the GCEAR Board historically authorized distributions to the holders of GCEAR Common Stock on a quarterly basis that accrued daily to GCEAR stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. On March 30, 2020, the GCEAR Board elected to change from a quarterly to a monthly declaration of distributions commencing in April 2020 in order to give the GCEAR Board maximum flexibility due to the review of a prior potential strategic transaction and to monitor and evaluate the situation related to the financial impact of the COVID-19 pandemic. GCEAR expects to continue to pay distributions monthly based on daily declaration and record dates. There can be no assurance that the GCEAR Board will continue to authorize such distributions at such frequency, if at all.

From April 30, 2019 to December 31, 2019, the GCEAR Board authorized daily cash distribution amounts per share of $0.001506849 ($0.55 per share annualized) and daily stock distribution amounts per share of $0.000273973 worth of shares (equivalent to a $0.10 per share annualized stock distribution). During the first quarter of 2020, the GCEAR Board authorized daily cash distribution amounts per share of $0.001502732 ($0.55 per share annualized) and monthly stock distribution amounts per share of $0.008333333 worth of shares (equivalent to a $0.10 per share annualized stock distribution). As GCEAR continues to monitor the overall economic impact of the COVID-19 pandemic, GCEAR believes it is prudent to continue to employ a more conservative cash management strategy in this current economic environment. Accordingly, from April 1, 2020 to November 30, 2020, the GCEAR Board authorized daily cash distribution amounts per share of $0.000956284 ($0.35 per share annualized).

Distributions may be funded with operating cash flow from our properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table presents GCEAR distributions and sources of distributions for the nine months ended September 30, 2020 and year ended December 31, 2019 (dollars in thousands):

	Nine Months Ended September 30, 2020			Year Ended December 31, 2019
Distributions paid in cash — noncontrolling interests	$10,521			$16,865
Distributions paid in cash — common stockholders	59,354			90,116
Distributions paid in cash — preferred stockholders	6,141			8,188
Distributions of GCEAR DRP	17,165			41,060

Total distributions	$93,181	(1)		$156,229

Source of distributions(2)
Paid from cash flows provided by operations	$76,016		82%	$115,169	74%
Offering proceeds from issuance of common stock pursuant to the GCEAR DRP	17,165		18%	41,060	26%

Total sources	$93,181	(3)	100%	$156,229	100%

Net cash provided by operating activities	$128,953			$160,849

(1)

Distributions are paid on a monthly basis in arrears. Distributions for all record dates of a given month are paid on or about the first business day of the following month. Total cash distributions declared but not paid as of September 30, 2020 were $7.6 million for common stockholders and noncontrolling interests.

(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(3)	Allocation of total sources are calculated on a quarterly basis.

For the nine months ended September 30, 2020, we paid and declared cash distributions of approximately $72.0 million to common stockholders including shares issued pursuant to the GCEAR DRP and approximately $9.9 million to the limited partners of the GCEAR Operating Partnership, as compared to Funds From Operation

(“FFO”), attributable to common stockholders and limited partners and Adjusted Funds From Operation (“AFFO”) available to common stockholders and limited partners for the nine months ended September 30, 2020 of approximately $139.2 million and $131.0 million, respectively. See Annex G hereto for our definitions of AFFO and FFO and a reconciliation of these non-GAAP financial measures. The payment of distributions from sources other than FFO or AFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds. From our inception through September 30, 2020, we paid approximately $827.6 million of cumulative distributions (excluding preferred distributions), including approximately $311.0 million reinvested through the GCEAR DRP, as compared to net cash provided by operating activities of approximately $540.0 million.

Compensation Discussion and Analysis—Executive Compensation

Introduction

This section outlines the principles underlying our executive compensation policies and decisions as it relates to GCEAR’s named executive officers (“NEOs”). GCEAR’s NEOs for 2019 were:

•	Michael J. Escalante—Chief Executive Officer and President;

•	Javier F. Bitar—Chief Financial Officer and Treasurer;

•	Howard S. Hirsch—Chief Legal Officer and Secretary;

•	Louis K. Sohn—Managing Director, Acquisitions and Corporate Finance; and

•	Scott A. Tausk—Managing Director, Asset Management.

On December 14, 2018, EA-1 became self-managed and acquired the advisory, asset management and property management business of GRECO pursuant to the Self-Administration Transaction.

Following the completion of the Self-Administration Transaction, our executive officers were employees of EA-1 and, beginning January 1, 2019, were compensated under our executive compensation program pursuant to the terms of the NEOs’ respective employment agreements as described in further detail below. Until January 1, 2019, our executive officers were officers of our former advisor and affiliates and were compensated by such entities for their services to us and our Compensation Committee did not make any decisions regarding their compensation prior to this date; therefore, this section and the accompanying tables do not include any discussion of compensation prior to 2019.

Executive Summary—2019 Company Performance Highlights

•	Total revenue was $387.1 million for the year ended December 31, 2019 compared to $336.4 million for the year ended December 31, 2018, predominantly as a result of the EA Mergers;

•

Net income attributable to common stockholders was $24.8 million, or $0.11 per basic and diluted share for the year ended December 31, 2019, compared to net income attributable to common stockholders of $17.6 million, or $0.10 per basic and diluted share, for the year ended December 31, 2018;

•

AFFO** was approximately $153.5 million for the year ended December 31, 2019, compared to approximately $138.6 million for the same period in 2018. FFO was approximately $175.4 million and $139.2 million for the years ended December 31, 2019 and 2018, respectively; and

•

Our Adjusted EBITDA**, as defined per the GCEAR Credit Agreement, was approximately $270.3 million for the year ended December 31, 2019 with a fixed charge and interest coverage ratio of 3.1x and 3.7x, respectively.

** See Annex G hereto for our definitions of AFFO, FFO and Adjusted EBITDA and a reconciliation of these non-GAAP financial measures.

2019 Compensation Strategy

Our Compensation Committee intends to provide competitive compensation arrangements for our executives based on market data, current compensation trends and internal equity considerations. While our Compensation Committee does not target any particular peer group percentile for any compensation element, the Committee does take into consideration market pay levels into the overall decision-making process.

Additionally, the compensation program is designed to reward management using a balanced approach that incorporates cash incentives subject to an assessment of GCEAR’s financial and operating results and equity awards that promote retention and alignment with shareholders. In achieving this goal, approximately half of our executives’ compensation is paid in the form of equity with long-term vesting.

Our Compensation and Governance Practices & Policies. We believe the following practices and policies promote sound compensation governance and are in the best interests of our stockholders and executives:

What We Do	What We Do Not Do

✓ Compensation Committee comprised solely of independent directors	X No significant perquisites

✓ Independent compensation consultant	X No guarantees for salary increases

✓ Significant portion of total compensation in the form of equity awards with long-term vesting	X No tax gross ups to our NEOs

Determining Compensation for Named Executive Officers

Role of the Compensation Committee. Our Compensation Committee is comprised entirely of independent directors and operates under a written charter. They are responsible for determining compensation for all of GCEAR’s NEOs including evaluating compensation policies, approving target and actual compensation for executives and administering our equity incentive programs.

Role of Management. Our Chief Executive Officer plays an important role in setting compensation for our other executive officers by assisting our Compensation Committee in evaluating individual goals and objectives and developing compensation recommendations for NEOs other than himself. Final decisions on the design of the compensation program, including total compensation are ultimately made by our Compensation Committee.

Role of Compensation Consultants. Our Compensation Committee is authorized to retain the services of a compensation consultant to be used to assist in the review and establishment of our compensation programs and related policies. In 2019, our Compensation Committee retained FTI Consulting, Inc. (“FTI”) as its independent compensation consultant to advise it on executive officer and director compensation. Other than advising our Compensation Committee, FTI did not provide any services to GCEAR in 2019. GCEAR has determined that FTI Consulting is independent and there was no conflict of interest between GCEAR and FTI Consulting during 2019.

In January 2020, the lead advisor at FTI advising our Compensation Committee left FTI and joined FPL Associates L.P. (“FPL”). Accordingly, in order to maintain the institutional knowledge of GCEAR’s compensation process and disclosures since May 2018 of the team moving to FPL, among other reasons, including the expertise, experience and breadth of knowledge of FPL, our Compensation Committee retained FPL as its independent compensation consultant in January 2020 to advise our Compensation Committee on executive officer and director compensation.

Compensation Objectives and Philosophy

Our Compensation Committee believes that GCEAR’s compensation program for executive officers should:

•	Attract, retain and motivate highly-skilled executives;

•	Encourage management to balance short-term goals against longer-term objectives without incentivizing excessive risk-taking;

•	Achieve an appropriate balance between risk and reward that does not incentivize excessive risk taking;

•	Align the interests of management and shareholders through the use of equity-based compensation; and

•	Our Compensation Committee applied this philosophy in establishing each of the elements of executive compensation for the fiscal year ended December 31, 2019.

Peer Group

As part of its engagement, FTI provided our Compensation Committee with comparative market data on the overall compensation program for our executive officers based on an analysis of peer companies. In developing GCEAR’s peer group, our Compensation Committee took into consideration REITs with the following characteristics:

•	Invest in office and/or industrial properties;

•	Invest in triple-net lease properties; and

•	Companies approximately no less than 0.5x and no more than 2.0x the size of GCEAR in terms of total enterprise value.

The table set forth below identifies the companies in the peer group used for 2019, which our Compensation Committee considered as part of its analysis in setting compensation for our executive officers:

2019 Executive Compensation Peer Group (“Peer Group”)
Brandywine Realty Trust	Highwoods Properties, Inc.	PS Business Parks, Inc.
Columbia Property Trust, Inc.	Hudson Pacific Properties, Inc.	Rexford Industrial Realty, Inc.
Corporate Office Properties Trust	Lexington Realty Trust	Spirit Realty Capital, Inc.
Cousins Properties Incorporated	Mack-Cali Realty Corporation	STAG Industrial, Inc.
First Industrial Realty Trust, Inc.	Piedmont Office Realty Trust, Inc.	Terreno Realty Corporation

Elements of Compensation

Our executive compensation program for the NEOs consists of base salary, an annual incentive cash bonus and long-term equity incentive awards.

Base Salary. Base salary is intended to attract and retain executive officers and is generally based on the scope and complexity of the role and responsibilities and individual performance. Our Compensation Committee seeks to target our NEOs’ base salaries at competitive levels to recognize professional growth, success and/or increased responsibilities within GCEAR. Base salaries are reviewed annually to assess if adjustments are necessary.

The current base salaries for our NEOs were established by the compensation committee of EA-1 in December 2018 in connection with the execution of their employment agreements after consideration of the level of the position within GCEAR and the competitive market in which we operate. In addition, because we executed the merger agreement for the merger with EA-1 at the same time that the employment agreements for the NEOs were entered into, our Compensation Committee reviewed the employment agreements, including the compensation elements included therein, prior to the execution of the employment agreements.

For 2019, base salaries for our NEOs were as follows:

Name	2019 Base Salary
Michael J. Escalante	$800,000
Javier F. Bitar	$450,000
Howard S. Hirsch	$400,000
Louis K. Sohn	$300,000
Scott A. Tausk	$300,000

Annual Incentive Program (Cash Bonuses). Under the terms of their respective employment agreements, our NEOs are entitled to receive an annual cash bonus within a specified range based on a percentage of their base salary as follows:

Name	Threshold	Target	Maximum
Michael J. Escalante	175%	250%	325%
Javier F. Bitar	100%	150%	200%
Howard S. Hirsch	75%	100%	150%
Louis K. Sohn	75%	125%	175%
Scott A. Tausk	75%	125%	175%

Our annual incentive program provides variable incentive compensation, payable in cash, designed to reward our NEOs for the achievement of annual operational and financial goals, as well as individual performance and significant non-financial achievements. In determining the size of cash bonus awards, our Compensation Committee thoroughly reviews GCEAR’s performance and individual performance of the NEOs. For the NEOs’ 2019 incentive cash bonuses, our Compensation Committee took the following performance accomplishments, among others, into consideration:

•

Successfully completed the merger with EA-1, including the solicitation of proxies for approval of the merger by stockholders and the registration of GCEAR’s Common Stock issued to EA-1’s stockholders in the merger on Form S-4;

•	Successfully completed the Self-Administration Transaction and fully integrated the internalized management team;

•	Combined valuation and NAV process to begin daily valuations with the combined portfolio of GCEAR and EA-1;

•	Improved liquidity by re-casting the term and revolver facility, added a five-year and seven-year term to the facility and added five new banks to the facility;

•	Completed the disposition of four properties totaling $206.6 million (including one joint venture interest) and acquired one property for $37.7 million;

•

Strong leasing and renewal activity with 783,000 square feet of renewals and 628,000 square feet of new leases commenced during the first nine months of 2019. Additionally, as of September 30, 2019 GCEAR had 1.51 million square feet of new/renewal leases which have been signed but had not yet commenced;

•	Extensive construction activity for re-leasing and repositioning of properties including the $5 million repositioning renovation at The Innovation Campus at Lakehurst;

•

Released 500 Rivertech property to three separate tenants at a 13.5% improvement over projections by square footage with an increase of approximately $0.17 per square foot higher than original projections;

•	Successfully completed a self-tender offer and re-launched our follow-on offering in the second quarter of 2019; and

•	Fully integrated operational functions in connection with the Self-Administration Transaction and improved efficiency in reporting.

Based on its assessment of Company performance and each NEOs’ individual performance achievements during 2019, our Compensation Committee awarded cash bonuses for 2019 in the following amounts:

	2019 Cash Bonus
Name	Payout ($)	As a % of Target
Michael J. Escalante	$2,200,000	110%
Javier F. Bitar	$742,500	110%
Howard S. Hirsch	$450,000	112%
Louis K. Sohn	$425,000	113%
Scott A. Tausk	$400,000	107%

Long-Term Incentive Program (Equity-Based Compensation)

As part of the Self-Administration Transaction and pursuant to the terms of the employment agreements, we granted initial equity awards to our NEOs in May 2019 to encourage retention and alignment with the long-term growth and performance of GCEAR.

Pursuant to the terms of their respective employment agreements, NEOs were entitled to initial equity awards as follows:

	Initial Equity Awards
Name	No. of RSUs	$ Value(1)
Michael J. Escalante	732,218	$7,000,000	(2)
Javier F. Bitar	104,603	$1,000,000
Howard S. Hirsch	67,992	$650,000
Louis K. Sohn	52,301	$500,000
Scott A. Tausk	52,301	$500,000

(1)

Reflects the value of the NEOs’ respective initial equity award pursuant to the terms of their employment agreements. The values set forth in the Summary Compensation Table reflect the grant date fair value, and as a result of rounding, do not match these values to the exact dollar.

(2)

Mr. Escalante’s equity award granted in 2019 was intended to cover two annual grant cycles, while the other NEOs are eligible to receive annual equity awards beginning in 2020. Other than for Mr. Escalante, annual equity awards granted in 2020 were in the same amounts as the initial equity awards granted in 2019 and will generally vest under the same conditions. See “Recent Developments” below for additional information on the equity awards granted to the NEOs, other than Mr. Escalante, in 2020.

The number of restricted stock units (“RSUs”) granted on May 1, 2019 was determined based on the values of the equity awards set forth in the NEOs’ respective employment agreements, divided by our NAV per share of the GCEAR Class E Common Stock as of May 1, 2019 of $9.56. The RSUs will be settled in shares of GCEAR Class E Common Stock in accordance with the terms of the respective Restricted Stock Unit Award Agreements. Each RSU represents a contingent right to receive one share of GCEAR Class E Common Stock when settled in accordance with the terms of the respective Restricted Stock Unit Award Agreements and will vest in equal, 25% installments on each of December 31, 2019, 2020, 2021 and 2022, provided that such NEO remains continuously employed by us on each such date, subject to certain accelerated vesting provisions as provided in the Restricted Stock Unit Award Agreements. The shares of GCEAR Class E Common Stock underlying the RSUs will not be delivered upon vesting, but instead will be deferred for delivery on May 1, 2023, or, if sooner, upon the NEO’s termination of employment, pursuant to deferrals made by each of the NEOs. See “—Potential Payments Upon Termination or Change in Control—Employment Agreement with Our Chief Executive Officer” and “Potential Payments Upon Termination or Change in Control—Employment Agreements with Our Other Named Executive Officers” below for additional information regarding the employment agreements with our NEOs.

Risk Mitigation

Our executive compensation program is designed to achieve an appropriate balance between risk and reward that does not incentivize excessive risk-taking. We believe that our annual cash bonus program and equity compensation program contain appropriate risk mitigation factors, as summarized below:

•	Cap on awards;

•	Balance of short-term and long-term incentives through annual cash bonuses and long-term equity compensation;

•	Substantial portion of total compensation is in the form of long-term equity awards;

•	Four-year vesting based on continued service as of the vesting date;

•	Deferred delivery on vested 2019 equity award; and

•	Pre-clearance requirement for any hedging or pledging transactions.

Other Plans, Perquisites and Personal Benefits

Each of our NEOs is eligible to participate in all of our compensatory and benefit plans on the same basis as our other employees.

Employment and Severance Arrangements

We have entered into employment agreements with our NEOs that provide for various severance and change in control benefits and other terms and conditions of employment, described in further detail in “—Potential Payments Upon Termination or Change in Control” below.

401(k) Profit Sharing Plan

Our NEOs participate in a combined 401(k) Profit Sharing Plan. Contributions to the 401(k) Profit Sharing Plan by us are discretionary. The plan provides for a safe harbor employer contribution whereby GCEAR contributes to the plan on behalf of the NEOs in an amount equal to 3% of the NEO’s taxable compensation each pay period. GCEAR then elects to make annual discretionary employer contributions above the safe harbor employer contributions up to the IRS maximum allowable defined contribution retirement plan limit, which was set at $56,000 for 2019.

Executive Deferred Compensation Plan

We also maintain an Executive Deferred Compensation Plan, which enables our NEOs to defer the income taxation of salary and bonus amounts elected to be deferred in accordance with the terms of the plan. See “—Nonqualified Deferred Compensation” below for additional information about our Executive Deferred Compensation Plan.

Employee and Director Long-Term Incentive Plan

The equity awards granted to our NEOs during 2019 were granted pursuant to our Employee and Director Long-Term Incentive Plan (the “Plan”). The Plan was approved and adopted on April 22, 2014. The Plan provides for the grant of awards to GCEAR’s directors, full-time employees and certain consultants that provide services to GCEAR or affiliated entities. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. The term of the Plan is ten years and the total number of shares of common stock currently reserved for issuance under the Plan will be equal to 10% of the outstanding shares of stock at any time, not to exceed 10,000,000 shares in the aggregate. As of December 31, 2019, approximately 8,884,885 shares were available for future issuance under the Plan. At the 2020 annual meeting of stockholders, stockholders approved an amended and restated Plan that reduced the maximum number of shares authorized under the Plan to 7,000,000 shares, among other changes.

Tax Considerations

Section 162(m) of the Code. Section 162(m) of the Code disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for “covered employees.” Prior to the Tax Cuts and Jobs Act of 2017, covered employees generally consisted of our Chief Executive Officer and each of the next three highest compensated officers serving at the end of the taxable year other than our Chief Financial Officer, and compensation that qualified as “performance-based” under Section 162(m) was exempt from this $1 million deduction limitation. As part of the Tax Cuts and Jobs Act of 2017, the ability to rely on this exemption was, with certain limited exceptions, eliminated; in addition, the determination of the covered employees was generally expanded.

We believe that we qualify as a REIT under the Code and generally are not subject to U.S. federal income taxes on income that we distribute to our stockholders provided we distribute to our stockholders at least 90% of our REIT taxable income (excluding capital gains) each year. As a result of GCEAR’s tax status as a REIT, the loss of a deduction under Section 162(m) of the Code may not affect the amount of U.S. federal income tax payable by GCEAR. However, if any portion of an executive’s compensation is subject to limitation under Section 162(m), the loss of this deduction will increase GCEAR’s earnings and profits for 2019 and, accordingly, increase the amount of distributions paid in 2019 that would be characterized as dividends. In approving the amount and form of compensation for our NEOs in the future, our Compensation Committee will consider all elements of the cost to GCEAR of providing such compensation, including the potential impact of Section 162(m) of the Code. In light of the repeal of the performance-based compensation exception to Section 162(m) of the Code, we may not be able to take a deduction for any compensation in excess of $1 million that is paid to a covered employee.

Recent Developments

2020 Equity Awards. On January 15, 2020, we granted the NEOs, other than Mr. Escalante, their 2020 annual equity award in the form of time-based RSUs, in the amounts below, each of which will vest in equal, 25% installments on each of December 31, 2020, 2021, 2022 and 2023, provided that the NEO remains continuously employed by us on each such date, subject to certain accelerated vesting provisions as provided in the award agreement for the RSUs:

Named Executive Officer	Value of RSUs ($)	Number of RSUs
Javier F. Bitar	$1,000,000	106,952
Howard S. Hirsch	$650,000	69,519
Louis K. Sohn	$500,000	53,476
Scott A. Tausk	$500,000	53,476

Summary Compensation Table

The following table sets forth a summary of all compensation earned, awarded or paid, as applicable, to our NEOs in the fiscal year ended December 31, 2019, which is the first fiscal year in which our executive officers were paid directly by GCEAR following the Self-Administration Transaction.

Name and principal position	Year	Salary	Stock Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation(3)	Total Compensation
Michael J. Escalante, President and Chief Executive Officer	2019	$800,000	$7,000,004	$2,200,000	$477,868	$10,477,872
Javier F. Bitar, Chief Financial Officer	2019	$450,000	$1,000,005	$742,500	$116,518	$2,309,023
Howard S. Hirsch, Chief Legal Officer	2019	$400,000	$650,004	$450,000	$82,716	$1,582,720
Louis K. Sohn, Managing Director, Acquisitions and Corporate Finance	2019	$300,000	$499,998	$425,000	$69,199	$1,294,197
Scott Tausk, Managing Director, Asset Management	2019	$300,000	$499,998	$400,000	$69,791	$1,269,789

(1)

The values for stock in this column reflect the aggregate grant date fair value of restricted stock unit awards granted on May 1, 2019, pursuant to our Employee and Director Long-Term Incentive Plan, based on NAV per share on May 1, 2019 of $9.56. Generally, the grant date fair value is the amount that we would expense in our financial statements over the vesting period of the award based on the probable outcome of the award conditions. Additional information regarding these awards appears under the heading “—Elements of Compensation—Long-Term Incentive Program (Equity-Based Compensation)” above.

(2)	Reflects the cash bonus earned by our NEOs based on a qualitative review of individual performance by our Compensation Committee.
(3)

Includes employer contributions to our Executive Deferred Compensation Plan; the 401(k) safe harbor contributions; and the value of the cash and stock distributions issued to the NEOs in 2019 on the RSUs granted on May 1, 2019.

Grants of Plan-Based Awards

The following table summarizes all grants of plan-based awards made to our NEOs in 2019.

Name	Grant Date	All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock and option awards(1)
Michael J. Escalante	5/1/2019	732,218	$7,000,004
Javier F. Bitar	5/1/2019	104,603	$1,000,005
Howard S. Hirsch	5/1/2019	67,992	$650,004
Louis K. Sohn	5/1/2019	52,301	$499,998
Scott A. Tausk	5/1/2019	52,301	$499,998

(1)	Based on NAV per share on May 1, 2019 of $9.56.

Outstanding Equity Awards at Fiscal Year-End December 31, 2019

The following table presents information about our NEOs’ outstanding equity awards as of December 31, 2019. The equity awards reported as Stock Awards consist of unvested time-based RSUs.

	Stock Awards
Name	Number of shares or units of stock that have not vested(1) (#)	Market value of shares or units of stock that have not vested(2) ($)
Michael J. Escalante	549,163	$5,129,182
Javier F. Bitar	78,452	$732,742
Howard S. Hirsch	50,994	$476,284
Louis K. Sohn	39,226	$366,371
Scott Tausk	39,226	$366,371

(1)

The RSUs vest in equal installments on each of December 31, 2020, 2021 and 2022, provided that the NEO remains continuously employed by us on each such date, subject to certain accelerated vesting provisions as provided in the Restricted Stock Unit Award Agreements for the RSUs. The shares of GCEAR Class E Common Stock underlying the RSUs will not be delivered upon vesting, but instead will be deferred for delivery on May 1, 2023, or, if sooner, upon the NEO’s termination of employment, pursuant to a deferral made by each of the NEOs.

(2)	Market value is based on NAV per share on December 31, 2019 of $9.34.

2019 Option Exercises and Stock Vested

The following table sets forth, for each of our NEOs, the number of shares of our common stock that vested in 2019 as well as the value of those shares upon vesting.

	Stock Awards
Name	Number of shares acquired on vesting(1) (#)	Value realized on vesting(1) ($)
Michael J. Escalante	183,055	$1,709,734
Javier F. Bitar	26,151	$244,250
Howard S. Hirsch	16,998	$158,761
Louis K. Sohn	13,075	$122,120
Scott A. Tausk	13,075	$122,120

(1)

Each of the NEOs agreed to defer 100% of the shares of GCEAR Class E Common Stock underlying the RSUs that vested on December 31, 2019, which shares will be delivered on May 1, 2023, or, if sooner, upon the respective NEO’s termination of employment, pursuant to a deferral made by each of the NEOs.

Nonqualified Deferred Compensation

The following table shows the individual contributions, GCEAR contributions, earnings and account balances for the NEOs in our Executive Deferred Compensation Plan. Participation in this plan is limited to a select group of management or highly compensated employees of GCEAR and who have had one year of service with GCEAR. We make an annual contribution equal to 5% of a participant’s total compensation if the participant defers at least 10% of his or her total compensation. The participants may select their investment funds in the plan in which their accounts are deemed to be invested.

Our Executive Deferred Compensation Plan permits participants to defer salary and/or cash bonus amounts up to a maximum of 50% of salary and 90% of bonus. Participants’ accounts increase or decrease based on the hypothetical investment of the account balances in one or more investment funds and are credited and debited in accordance with the actual financial performance of such funds. Participants elect the investment funds in which their accounts are hypothetically invested. Participants are entitled to receive distribution of their vested accounts generally upon a termination of employment (including by reason of disability or death). However, participants may elect to receive all or a portion of their own deferrals and earnings on such deferrals (but not GCEAR contributions) on a specified date or dates that is at least three years from the year in which the amounts were earned (an “In-Service Distribution”). Participants are fully vested immediately in their own deferrals and earnings on such deferrals, and GCEAR contributions vest in one-third increments on each of the second, third and fourth anniversaries of the GCEAR contribution date.

Distributions from the plan are made in a lump sum payment as soon as administratively feasible, but no later than 90 days following the date on which the participant is entitled to receive the distribution, except in the event of an In-Service Distribution or a retirement as defined in our Executive Deferred Compensation Plan. Participants’ voluntary contributions to this plan are tax deferred but are subject to the claims of general creditors of GCEAR.

Name	Executive Contributions in Last FY (2019)(1)		Registrant Contributions in Last FY (2019)	Aggregate Earnings (Losses) in Last FY (2019)(2)		Aggregate Withdrawals/ Distributions in 2019	Aggregate Balance at Last FYE (December 31, 2019)(3)
Michael J. Escalante
Deferred Compensation	$440,000		$150,000	$104,767	(4)	$375,112	$2,515,099	(5)
Vested but Undelivered RSUs	$1,647,875	(6)	—	—		—	$1,647,875
Javier F. Bitar
Deferred Compensation	$119,250		$59,625	$31,691	(7)	—	$343,500	(8)
Vested but Undelivered RSUs	$235,424	(9)	—	—		—	$235,424
Howard S. Hirsch
Deferred Compensation	$87,500		$42,500	$405,582	(10)	—	$1,905,177	(11)
Vested but Undelivered RSUs	$153,017	(12)	—	—		—	$153,017
Louis K. Sohn
Deferred Compensation	$72,500		$36,250	$108,261	(13)	—	$778,867	(14)
Vested but Undelivered RSUs	$117,703	(15)	—	—		—	$117,703
Scott A. Tausk
Deferred Compensation	$70,000		$35,000	$298,172	(16)	—	$1,598,273	(17)
Vested but Undelivered RSUs	$117,703	(18)	—	—		—	$117,703

(1)	Contributions from 2019 salary and/or bonus. All of these amounts are also included as compensation in the Summary Compensation Table for the respective NEOs.
(2)	Investment earnings (losses) for 2019.
(3)

Represents the aggregate balance of the NEOs’ accounts under our Executive Deferred Compensation Plan as of December 31, 2019, including the balances transferred to such plan from the GCC deferred compensation plan, and includes the vested and unvested amounts under the combined plan for each NEO.

(4)

Represents the earnings in 2019 on the aggregate amounts under the combined plan, including $104,767 of earnings on amounts contributed pursuant to GCC’s deferred compensation plan and no earnings on amounts contributed pursuant to our Executive Deferred Compensation Plan.

(5)

Represents the aggregate balance as of December 31, 2019 and includes $1,925,099 under the GCC deferred compensation plan that was transferred to our Executive Deferred Compensation Plan in connection with the Self-Administration Transaction, and $590,000 of contributions and earnings in 2019 pursuant to our Executive Deferred Compensation Plan.

(6)

Represents the value of the GCEAR Common Stock underlying the RSUs that vested on December 31, 2019, which Mr. Escalante agreed to defer delivery until May 1, 2023, or, if sooner, upon his termination of employment, less the shares used to satisfy employment tax obligations upon the vesting of the RSUs, based on NAV as of December 31, 2019 of $9.34 per share. Mr. Escalante deferred all 183,055 shares that vested on December 31, 2019, less 6,623 shares used to satisfy employment tax obligations due in connection with the vesting of the RSUs, resulting in 176,432 shares actually deferred.
(7)

Represents the earnings in 2019 on the aggregate amounts under the combined plan, including $28,836 of earnings on amounts contributed pursuant to the GCC deferred compensation plan and $2,855 of earnings on amounts contributed pursuant to our Executive Deferred Compensation Plan.

(8)

Represents the aggregate balance as of December 31, 2019 and includes $161,770 under the GCC deferred compensation plan that was transferred to our Executive Deferred Compensation Plan in connection with the Self-Administration Transaction, and $181,730 of contributions and earnings in 2019 pursuant to our Executive Deferred Compensation Plan.

(9)

Represents the value of the GCEAR Common Stock underlying the RSUs that vested on December 31, 2019, which Mr. Bitar agreed to defer delivery until May 1, 2023, or, if sooner, upon his termination of employment, less the shares used to satisfy employment tax obligations upon the vesting of the RSUs, based on NAV as of December 31, 2019 of $9.34 per share. Mr. Bitar deferred all 26,151 shares that vested on December 31, 2019, less 945 shares used to satisfy employment tax obligations due in connection with the vesting of the RSUs, resulting in 25,206 shares actually deferred.

(10)

Represents the earnings in 2019 on the aggregate amounts under the combined plan, including $403,431 of earnings on amounts contributed pursuant to the GCC deferred compensation plan and $2,151 of earnings on amounts contributed pursuant to our Executive Deferred Compensation Plan.

(11)

Represents the aggregate balance as of December 31, 2019 and includes $1,773,026 under the GCC deferred compensation plan that was transferred to our Executive Deferred Compensation Plan in connection with the Self-Administration Transaction, and $132,151 of contributions and earnings in 2019 pursuant to our Executive Deferred Compensation Plan.

(12)

Represents the value of the GCEAR Common Stock underlying the RSUs that vested on December 31, 2019, which Mr. Hirsch agreed to defer delivery until May 1, 2023, or, if sooner, upon his termination of employment, less the shares used to satisfy employment tax obligations upon the vesting of the RSUs, based on NAV as of December 31, 2019 of $9.34 per share. Mr. Hirsch deferred all 16,998 shares that vested on December 31, 2019, less 615 shares used to satisfy employment tax obligations due in connection with the vesting of the RSUs, resulting in 16,383 shares actually deferred.

(13)

Represents the earnings in 2019 on the aggregate amounts under the combined plan, including $106,531 of earnings on amounts contributed pursuant to the GCC deferred compensation plan and $1,730 of earnings on amounts contributed pursuant to our Executive Deferred Compensation Plan.

(14)

Represents the aggregate balance as of December 31, 2019 and includes $668,387 under the GCC deferred compensation plan that was transferred to our Executive Deferred Compensation Plan in connection with the Self-Administration Transaction, and $110,480 of contributions and earnings in 2019 pursuant to our Executive Deferred Compensation Plan.

(15)

Represents the value of the GCEAR Common Stock underlying the RSUs that vested on December 31, 2019, which Mr. Sohn agreed to defer delivery until May 1, 2023, or, if sooner, upon his termination of employment, less the shares used to satisfy employment tax obligations upon the vesting of the RSUs, based on NAV as of December 31, 2019 of $9.34 per share. Mr. Sohn deferred all 13,075 shares that vested on December 31, 2019, less 473 shares used to satisfy employment tax obligations due in connection with the vesting of the RSUs, resulting in 12,602 shares actually deferred.

(16)

Represents the earnings in 2019 on the aggregate amounts under the combined plan, including $294,600 of earnings on amounts contributed pursuant to the GCC deferred compensation plan and $3,572 of earnings on amounts contributed pursuant to our Executive Deferred Compensation Plan.

(17)

Represents the aggregate balance as of December 31, 2019 and includes $1,489,701 under the GCC deferred compensation plan that was transferred to our Executive Deferred Compensation Plan in connection with the Self-Administration Transaction, and $108,572 of contributions and earnings in 2019 pursuant to our Executive Deferred Compensation Plan.

(18)

Represents the value of the GCEAR Common Stock underlying the RSUs that vested on December 31, 2019, which Mr. Tausk agreed to defer delivery until May 1, 2023, or, if sooner, upon his termination of employment, less the shares used to satisfy employment tax obligations upon the vesting of the RSUs, based on NAV as of December 31, 2019 of $9.34 per share. Mr. Tausk deferred all 13,075 shares that vested on

December 31, 2019, less 473 shares used to satisfy employment tax obligations due in connection with the vesting of the RSUs, resulting in 12,602 shares actually deferred.

Potential Payments Upon Termination or Change in Control

We have employment agreements with each of our NEOs. As described below, these employment agreements provide our NEOs with, among other things, base salary, bonus and certain payments at, following and/or in connection with certain terminations of employment or a change in control involving GCEAR. As used below, the terms “Cause,” “Change in Control,” “Disability” and “Good Reason” shall have the respective meanings set forth in the respective employment agreements and award agreements, as applicable.

Employment Agreement with Our Chief Executive Officer

In connection with the merger with EA-1, GCEAR assumed the employment agreement, dated December 14, 2018, that EA-1 entered into with Michael J. Escalante, who serves as our Chief Executive Officer (the “Escalante Employment Agreement”). The Escalante Employment Agreement provides that Mr. Escalante will serve as Chief Executive Officer and President for an initial term of five years. Mr. Escalante’s employment agreement will automatically renew for additional one year periods thereafter, unless either GCEAR or Mr. Escalante provide advance written notice of its or his intent not to renew or unless sooner terminated. Pursuant to the terms of the Escalante Employment Agreement, Mr. Escalante is entitled to, among other things:

•	an annual base salary of $800,000, subject to annual review for increase (but not decrease) by the GCEAR Board or a committee thereof; and

•

an annual cash bonus opportunity (“Incentive Bonus”) with threshold, target and maximum award opportunities of 175%, 250% and 325%, respectively, of the base salary actually paid for such year (subject to adjustment, in the sole discretion of our Compensation Committee, if GCEAR’s common stock becomes listed on an established stock exchange). The entitlement to and payment of an annual Incentive Bonus is subject to the approval of our Compensation Committee, except that for 2019 and 2020, Mr. Escalante is guaranteed to receive an Incentive Bonus equal to at least the applicable target level for each such year.

Mr. Escalante was granted 732,218 RSUs on May 1, 2019 in accordance with the terms of the Escalante Employment Agreement, which vests in equal, 25% installments on each of December 31, 2019, 2020, 2021 and 2022, provided that Mr. Escalante remains continuously employed by us on each such date, subject to certain accelerated vesting provisions as provided in the Restricted Stock Unit Award Agreements for the RSUs (the “Initial Equity Award”). The shares of GCEAR Class E Common Stock underlying the RSUs will not be delivered upon vesting, but instead will be deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Escalante’s termination of employment, pursuant to a deferral made by Mr. Escalante. The Initial Equity Award had a value of $7 million and will be the sole equity award granted to Mr. Escalante until January 2021, at which time, GCEAR will propose to grant Mr. Escalante an annual equity award with a target value of $3.5 million and which will be 100% time-vested if the GCEAR Common Stock is not listed on an established stock exchange, or will be a minimum of 40% time-vested if the GCEAR Common Stock is listed on an established stock exchange, with the remainder subject to performance-based vesting (the “2021 Equity Award”). The 2021 Equity Award is subject to approval by our Compensation Committee, which may approve a greater or lesser target value and will establish the terms and conditions applicable to the 2021 Equity Award.

Mr. Escalante is entitled to payments and benefits upon termination of employment as follows:

•

Death or Disability: (i) base salary earned but not paid as of the termination date, any Incentive Bonus earned by Mr. Escalante for the prior calendar year but not yet paid, reimbursement for unpaid expenses to which Mr. Escalante is entitled to reimbursement, and any accrued or vested compensation or benefits to which Mr. Escalante is entitled under any benefits plans (collectively, the “Accrued

Obligations”); (ii) the Incentive Bonus for the calendar year in which the termination occurs, pro-rated for the amount of time Mr. Escalante was employed during such calendar year, assuming target performance; (iii) a lump sum payment equal to 24 months of Healthcare Benefits (as defined in the Escalante Employment Agreement); (iv) the automatic vesting of all outstanding equity awards held by Mr. Escalante as of immediately prior to his termination, assuming target performance for any performance period that has not yet ended (the “Equity Award Vesting”); and (v) the vesting in full of Mr. Escalante’s account under our Executive Deferred Compensation Plan.

•

Without Cause or with Good Reason: (i) the Accrued Obligations; (ii) a pro-rated Incentive Bonus for the calendar year in which such termination occurs (assuming target individual performance and actual GCEAR performance), pro-rated for the amount of time Mr. Escalante was employed during such calendar year; (iii) a lump sum payment equal to three times the sum of (A) his base salary then in effect plus (B) the average of the Incentive Bonus paid to Mr. Escalante for the prior two calendar years preceding the year in which such termination occurs or, in the event such termination date occurs prior to the end of two years after the effective date of the Escalante Employment Agreement, Mr. Escalante’s target Incentive Bonus for any such years not yet elapsed (the “Average Incentive Bonus”); (iv) a lump sum payment equal to 24 months (or, if such termination occurs prior to December 31, 2020, 36 months) of Healthcare Benefits (as defined in the Escalante Employment Agreement); (v) the Equity Award Vesting; and (vi) the vesting in full of Mr. Escalante’s account under our Executive Deferred Compensation Plan.

•

Termination by GCEAR without Cause or by Mr. Escalante with Good Reason during the Term and within six months preceding or 12 months following a Change in Control of GCEAR: all of the benefits and payments described in the paragraph “Without Cause or with Good Reason” above, except that the Healthcare Benefits will be calculated to cover 36 months.

•

Change in Control: the automatic vesting of all outstanding equity awards held by Mr. Escalante as of immediately prior to a Change in Control, assuming target performance for any performance period that has not yet ended.

The Escalante Employment Agreement also provides that Mr. Escalante will be subject to customary non-compete, non-solicitation, non-disparagement and other restrictive covenants.

Employment Agreements with Our Other Named Executive Officers

GCEAR also assumed employment agreements entered into by EA-1 with each of Javier F. Bitar, Howard S. Hirsch, Louis K. Sohn and Scott A. Tausk. Each of such employment agreements (collectively, the “Employment Agreements”) was entered into on December 14, 2018 and is substantially similar to the material terms of the Escalante Employment Agreement except as noted below:

Javier F. Bitar. Mr. Bitar serves as GCEAR’s Chief Financial Officer and Treasurer. His initial base salary is $450,000 and his Incentive Bonus threshold, target and maximum award opportunities are 100%, 150%, and 200%, respectively. His Initial Equity Award granted in May 2019 had a value of $1 million and he is eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Bitar will receive a lump sum payment equal to 1.5 times his base salary plus Average Incentive Bonus (as described above) and a lump sum payment equal to 18 months of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Bitar will receive a lump sum payment equal to 2.5 times his base salary plus Average Incentive Bonus and a lump sum payment equal to 30 months of Healthcare Benefits.

Howard S. Hirsch. Mr. Hirsch serves as GCEAR’s Chief Legal Officer and Secretary. His initial base salary is $400,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 100%, and 150%, respectively. His Initial Equity Award granted in May 2019 had a value of $650,000 and he is eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Hirsch will receive a lump sum payment equal to 1.5 times his base salary plus Average Incentive Bonus (as described above) and a lump sum payment equal to 18 months of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Hirsch will receive a lump sum payment equal to 2.5 times his base salary plus Average Incentive Bonus and a lump sum payment equal to 30 months of Healthcare Benefits.

Louis K. Sohn. Mr. Sohn serves as GCEAR’s Managing Director, Acquisitions & Corporate Finance. His initial base salary is $300,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 125%, and 175%, respectively. His Initial Equity Award granted in May 2019 had a value of $500,000 and he is eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Sohn will receive a lump sum payment equal to 1 times his base salary plus Average Incentive Bonus (as described above) and a lump sum payment equal to 1 year of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Sohn will receive a lump sum payment equal to 2 times his base salary plus Average Incentive Bonus and a lump sum payment equal to 24 months of Healthcare Benefits.

Scott A. Tausk. Mr. Tausk serves as GCEAR’s Managing Director, Asset Management. His initial base salary is $300,000 and his Incentive Bonus threshold, target and maximum award opportunities are 75%, 125%, and 175%, respectively. His Initial Equity Award granted in May 2019 had a value of $500,000 and he is eligible to receive annual equity awards beginning in 2020. Upon termination for Death or Disability, the lump sum payment will be equal to 18 months of Healthcare Benefits. Upon termination Without Cause or with Good Reason, Mr. Tausk will receive a lump sum payment equal to 1 times his base salary plus Average Incentive Bonus (as described above) and a lump sum payment equal to 1 year of Healthcare Benefits. Upon termination six months preceding or 12 months following a Change in Control, Mr. Tausk will receive a lump sum payment equal to 2 times his base salary plus Average Incentive Bonus and a lump sum payment equal to 24 months of Healthcare Benefits.

The Employment Agreements also provide that (i) all outstanding equity awards held by the executive officer as of immediately prior to a Change in Control will automatically vest in full, assuming target performance for any performance period that has not yet ended and (ii) the NEOs will be subject to customary non-compete, non-solicitation, non-disparagement and other restrictive covenants.

Summary of Potential Payments Upon Termination or Change in Control

Name	Benefits	Change in Control without Termination of Employment on 12/31/2019 ($)	Termination without Cause or Resignation with Good Reason as of 12/31/2019 (no Change in Control) ($)	Termination without Cause or Resignation with Good Reason on 12/31/2019 6 months prior to or 12 months following a Change in Control ($)	Retirement on 12/31/2019(1) ($)	Disability on 12/31/2019 ($)	Death on 12/31/2019 ($)
Michael J. Escalante
	Base Severance Payment	—	$10,400,000	$10,400,000	—	$2,000,000	$2,000,000
	Accelerated Vesting of RSUs	$5,129,182	$5,129,182	$5,129,182	—	$5,129,182	$5,129,182
	Other(2)	—	$668,932	$668,932	—	$653,878	$653,878

	Total	$5,129,182	$16,198,114	$16,198,114	—	$7,783,060	$7,783,060
Javier F. Bitar
	Base Severance Payment	—	$2,362,500	$3,487,500	—	$675,000	$675,000
	Accelerated Vesting of RSUs	$732,742	$732,742	$732,742	—	$732,742	$732,742
	Other (2)	—	$129,698	$142,159	—	$129,698	$129,698

	Total	$732,742	$3,224,940	$4,362,401	—	$1,537,440	$1,537,440
Howard S. Hirsch
	Base Severance Payment	—	$1,600,000	$2,400,000	—	$400,000	$400,000
	Accelerated Vesting of RSUs	$476,284	$476,284	$476,284	—	$476,284	$476,284
	Other (2)	—	$209,917	$224,971	—	$209,917	$209,917

	Total	$476,284	$2,286,201	$3,101,255	—	$1,086,201	$1,086,201
Louis K. Sohn
	Base Severance Payment	—	$1,050,000	$1,725,000	—	$375,000	$375,000
	Accelerated Vesting of RSUs	$366,371	$366,371	$366,371	—	$366,371	$366,371
	Other (2)	—	$173,367	$186,777	—	$180,072	$180,072

	Total	$366,371	$1,589,738	$2,278,148	—	$921,443	$921,443
Scott A. Tausk
	Base Severance Payment	—	$1,050,000	$1,725,000	—	$375,000	$375,000
	Accelerated Vesting of RSUs	$366,371	$366,371	$366,371	—	$366,371	$366,371
	Other (2)	—	$161,626	$176,520	—	$169,073	$169,073

	Total	$366,371	$1,577,997	$2,267,891	—	$910,444	$910,444

(1)

The NEOs are only entitled to the vested amount of their respective accounts under our Executive Deferred Compensation Plan as of the retirement or termination date. Additionally, the NEOs will not receive any additional compensation upon retirement, and any accelerated vesting of their equity awards may be subject to the discretion of our Compensation Committee.

(2)

Includes Healthcare Benefits and vesting in full of the unvested amount of the NEO’s account under our Executive Deferred Compensation Plan pursuant to the terms of the NEOs’ respective employment agreements. The amounts reported under the “Aggregate Balance at Last FYE” column of the Nonqualified Deferred Compensation table reflect the aggregate balance of the NEOs’ accounts under our Executive Deferred Compensation Plan as of December 31, 2019, including the balances transferred to such plan from the GCC deferred compensation plan, and includes the vested and unvested amounts under the combined plan.

For purposes of the table above, we have made the following assumptions where applicable:

•	The date of termination is December 31, 2019;

•	The payments are based on the terms of the NEO’s respective employment agreements and the applicable award agreements governing unvested equity awards;

•

The NEOs’ respective restricted stock unit awards were assumed, continued, converted or replaced with a substantially similar award by GCEAR or a successor entity or its parent or subsidiary in connection with a Change in Control;

•	There is no earned, accrued but unpaid salary;

•	There is no earned, accrued but unpaid bonus for the prior year; and

•	The premiums for the NEO’s health plan coverage, life insurance, long-term disability insurance and accidental death and dismemberment insurance is constant throughout the year.

Compensation of Directors

Director Compensation Prior to the Merger with EA-1

Pursuant to our director compensation plan adopted by the GCEAR Board on March 7, 2017 (the “Director Compensation Plan”), for the year ended December 31, 2018, we paid each of our independent directors a retainer of $40,000, plus $1,000 for each board or committee meeting the independent director attended in person or by telephone ($2,000 for attendance by the chairperson of our audit committee at each meeting of our audit committee and $1,500 for attendance by the chairperson of any other committee at each of such committee’s meetings). In the event there were multiple meetings of the GCEAR Board and one or more committees in a single day, the fees were limited to $3,000 per day ($3,500 for the chairperson of our audit committee if there was a meeting of such committee). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the GCEAR Board.

Pursuant to the Director Compensation Plan, for the year ended December 31, 2018, EA-1 paid each of its independent directors a retainer of $90,000 in equal quarterly installments. EA-1 did not pay separate meeting fees for attendance at its board or committee meetings. All directors received reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of EA-1’s board.

Pursuant to the Plan and Director Compensation Plan, we issued 5,000 shares of restricted stock to each independent director on January 18, 2017, which are fully vested, and 7,000 shares of restricted stock to each independent director on each of June 14, 2017 and March 14, 2019 upon each of their respective re-elections to the GCEAR Board, which vested 50% at the time of grant and will vest 50% upon the first anniversary of the grant date, subject to the independent director’s continued service as a director during such vesting period. The annual restricted stock award will immediately vest in the event of certain liquidation events, as defined in the restricted stock award. The initial restricted stock award and future annual restricted stock awards are subject to a number of other conditions as set forth in such awards. We may not grant equity awards at any time when the issuance of equity awards, when combined with those issued or issuable to our directors, officers or any of their affiliates, exceed the amounts in our plan. No equity award issued will be exercised if such exercise would jeopardize our status as a REIT under the Code.

Pursuant to EA-1’s Employee and Director Long-Term Incentive Plan (the “EA-1 Plan”), EA-1 issued 5,000 shares of restricted stock to each independent director on March 3, 2014 who was serving at that time and to Mr. Kripalani upon his appointment to EA-1’s board on January 31, 2017, which vested immediately upon grant (the “Initial Restricted Stock Awards”). On each of June 12, 2014, June 16, 2015, and June 15, 2016, EA-1 also issued additional awards of 1,000 shares of restricted stock to each independent director upon each of their respective re-elections to the board, which will generally vest ratably over a period of three years from the date of re-election. Pursuant to EA-1’s Director Compensation Plan, on each of June 14, 2017 and March 14, 2019, EA-1 issued additional awards of 7,000 shares of restricted stock to each independent director upon each of their respective re-elections to the board, which vested 50% at the time of grant and were to vest 50% upon the first anniversary of the grant date, subject to the independent director’s continued service as a director during such vesting period (the “Annual Restricted Stock Awards”). Such Annual Restricted Stock Award consisted of 1,000 shares of restricted stock under Section 7.4 of the EA-1 Plan and an additional 6,000 shares of restricted stock. The Annual Restricted Stock Awards would have immediately vested in the event of certain liquidation events, as defined in the Annual Restricted Stock Awards. As of December 31, 2018, Mr. Cazel had received a total of 15,000 shares of restricted stock, 14,667 of which have vested. As of December 31, 2018, Mr. Kripalani had received a total of 12,000 shares of restricted stock, all of which had vested. Both the Initial Restricted Stock Awards and the Annual Restricted Stock Awards were subject to a number of other conditions set forth in such awards.

On April 30, 2019, we issued 4,017 shares of restricted stock to Mr. Cazel and 3,668 shares of restricted stock to Mr. Kripalani, in each case in exchange for their shares of restricted stock in EA-1 that remained unvested as of the effective time of the merger with EA-1, pursuant to the terms of the merger agreement. The restricted stock awards will vest as follows: Mr. Cazel: 349 shares vested on June 15, 2019 and 3,668 shares vested on March 14, 2020; and Mr. Kripalani: all 3,668 shares vested on March 14, 2020. We issued the restricted stock awards to Messrs. Cazel and Kripalani pursuant to the Plan, and such awards are in substantially the same form as the form of restricted stock award agreement entered into with our non-employee directors.

Director Compensation After the Merger with EA-1

After the merger with EA-1, we paid each of our independent directors a retainer of $90,000 in equal quarterly installments. We no longer pay separate meeting fees for attendance at GCEAR Board or committee meetings. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the GCEAR Board.

In addition, we issue to each of our independent directors an annual award of restricted stock granted at a fixed dollar value of $75,000, 50% of which vests immediately upon grant and 50% which vests upon the one-year anniversary of the grant. Upon the election or appointment of any new independent director, we will grant an initial equity award granted at a fixed dollar value of $35,000, all of which will vest immediately upon grant.

The following table shows the value of all cash and equity-based compensation paid to the members of the GCEAR Board during the year ended December 31, 2019.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	All Other Compensation ($)	Total ($)
Kathleen S. Briscoe	$76,333	$67,830	—	$144,163
Gregory M. Cazel(3)	$90,000	$73,683	—	$163,683
Ranjit M. Kripalani(3)	$90,000	$70,350	—	$160,350
J. Grayson Sanders	$76,333	$67,830	—	$144,163
Samuel Tang	$77,333	$67,830	—	$145,163

(1)

Kevin A. Shields, our Executive Chairman, and Michael J. Escalante, our Chief Executive Officer and President and member of the GCEAR Board, are not included in the table above as they were employees of GCEAR during 2019 and therefore did not receive any additional compensation for the services that they provided as directors. The compensation that Mr. Escalante received is included in the Summary Compensation Table.

(2)

The amounts shown in this column reflect the grant date fair value of restricted stock awards granted to each of our non-employee directors. Generally, the grant date fair value is the amount that we would expense in our financial statements over the vesting period of the award.

(3)

Messrs. Cazel and Kripalani received the fees earned pursuant to their services as independent directors of EA-1 until April 30, 2019, the effective date of the merger with EA-1, at which time, they began receiving fees for service on the GCEAR Board. The amounts reported in this table reflect the aggregate amounts paid to Messrs. Cazel and Kripalani for the full year.

Compensation Committee Interlocks and Insider Participation

The directors who served as members of our Compensation Committee during the year ended December 31, 2019 were Messrs. Kripalani, Tang and Sanders and Ms. Briscoe. During 2019:

•	none of our executive officers was a director of another entity where one of that entity’s executive officers served on our Compensation Committee;

•	no member of our Compensation Committee was during the year or formerly an officer or employee of GCEAR or any of its subsidiaries;

•	no member of our Compensation Committee entered into any transaction with GCEAR in which the amount involved exceeded $120,000;

•	none of our executive officers served on the compensation committee of any entity where one of that entity’s executive officers served on our Compensation Committee; and

•	none of our executive officers served on the compensation committee of another entity where one of that entity’s executive officers served as a director on the GCEAR Board.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 8, 2020 regarding the beneficial ownership of GCEAR Common Stock by each person known by us to own 5% or more of the outstanding shares of GCEAR Common Stock, each of our directors, each of our NEOs and our directors and NEOs as a group. Unless otherwise noted, each person named in the table has sole voting power and sole investment power. The percentage of beneficial ownership is calculated based on 230,600,953 shares of GCEAR Common Stock outstanding as of December 8, 2020, which were held by approximately 47,000 stockholders of record.

	Common Stock Beneficially Owned(2)
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership			Percent of Class
Kevin A. Shields, Chairman of the GCEAR Board and Executive Chairman	297 Class T	(3)		*
	297 Class S	(3)		*
	302 Class D	(3)		*
	302,607 Class I	(3)		*
	307,431 Class A	(3)		*
Michael J. Escalante, Chief Executive Officer and President	189,608 Class E	(4)		*
Javier F. Bitar, Chief Financial Officer and Treasurer	26,555 Class E	(5)		*
Howard S. Hirsch, Chief Legal Officer and Secretary	17,260 Class E	(6)		*
Louis K. Sohn, Managing Director, Acquisitions & Corporate Finance	19,871 Class E	(7)		*
Scott Tausk, Managing Director, Asset Management	13,255 Class E	(8)		*
Samuel Tang, Independent Director	23,218 Class E	(9	) (11)	*
J. Grayson Sanders, Independent Director	23,218 Class E	(9	) (11)	*
Kathleen S. Briscoe, Independent Director	23,218 Class E	(9	) (11)	*
Gregory M. Cazel, Independent Director	32,973 Class E	(10	) (11)	*
Ranjit M. Kripalani, Independent Director	24,087 Class E	(10	) (11)	*
All directors and current executive officers as a group (18 persons)	1,009,558			*

*	Represents less than 1% of our outstanding common stock.
(1)	The address of each beneficial owner listed is 1520 E. Grand Avenue, El Segundo, California 90245.
(2)

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following December 8, 2020. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Consists of shares owned by Griffin Capital Vertical Partners, L.P., which is indirectly owned by Mr. Shields.
(4)

Includes 176,432 time-based RSUs that vested on December 31, 2019 (after withholding of shares to satisfy tax withholding obligations). The shares of GCEAR Class E Common Stock underlying the RSUs were not delivered upon vesting, but instead were deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Escalante’s termination of employment.

(5)

Includes 25,206 time-based RSUs that vested on December 31, 2019 (after withholding of shares to satisfy tax withholding obligations). The shares of GCEAR Class E Common Stock underlying the RSUs were not delivered upon vesting, but instead were deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Bitar’s termination of employment.

(6)

Includes 16,383 time-based RSUs that vested on December 31, 2019 (after withholding of shares to satisfy tax withholding obligations). The shares of GCEAR Class E Common Stock underlying the RSUs were not delivered upon vesting, but instead were deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Hirsch’s termination of employment.

(7)

Includes 12,602 time-based RSUs that vested on December 31, 2019 (after withholding of shares to satisfy tax withholding obligations). The shares of GCEAR Class E Common Stock underlying the RSUs were not delivered upon vesting, but instead were deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Sohn’s termination of employment.

(8)

Includes 12,602 time-based RSUs that vested on December 31, 2019 (after withholding of shares to satisfy tax withholding obligations). The shares of GCEAR Class E Common Stock underlying the RSUs were not delivered upon vesting, but instead were deferred for delivery on May 1, 2023, or, if sooner, upon Mr. Tausk’s termination of employment.

(9)

Each independent director was awarded 5,000 shares of restricted stock on January 18, 2017, which are fully vested, 7,000 shares of restricted stock on June 14, 2017, which are fully vested, and 7,000 shares of restricted stock on March 14, 2019, which are fully vested.

(10)

Gregory M. Cazel and Ranjit M. Kripalani were previously independent directors of EA-1 and became our independent directors in connection with the EA Mergers. The 23,571 shares of common stock of EA-1 owned by Mr. Cazel were converted into 24,704 shares of GCEAR Class E Common Stock in connection with the EA Mergers. The 15,500 shares of common stock of EA-1 owned by Mr. Kripalani were converted into 16,245 shares of GCEAR Class E Common Stock in connection with the EA Mergers. On April 30, 2019, GCEAR issued 4,018 shares of restricted stock to Mr. Cazel and 3,668 shares of restricted stock to Mr. Kripalani, in each case in exchange for their shares of restricted stock in EA-1 that remained unvested as of the effective time of the EA Company Merger, pursuant to the terms of the merger agreement.

(11)	Each independent director was awarded 8,055 shares of restricted stock on June 15, 2020, 4,027.5 shares of which are fully vested and 4,027.5 shares of which will vest on June 15, 2021.

Equity Compensation Plan Information as of December 31, 2019

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	1,009,415	—	8,990,585

Total	1,009,415	$—	8,990,585

Certain Transactions with Related Persons

General

Pursuant to the terms of our Nominating and Corporate Governance Committee charter, our Nominating and Corporate Governance Committee considers and acts upon any conflicts of interest-related matter required by the GCEAR Charter or otherwise permitted by Maryland law where the exercise of independent judgment by any of our directors, who is not an independent director, could reasonably be compromised, including approval of any transaction involving our affiliates or any “related person,” as such term is defined in Item 404 of Regulation S-K as promulgated by the SEC.

Affiliated Dealer Manager

Griffin Capital Securities, LLC, a Delaware limited liability company and a related party of our Executive Chairman (“Griffin Capital Securities”), serves as our dealer manager. Our dealer manager is also serving as the dealer manager for Griffin-American Healthcare REIT III, Inc. (“GAHR III”) and Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”), each of which are publicly-registered, non-traded real estate investment trusts, and wholesale marketing agent for Griffin Institutional Access Real Estate Fund (“GIA Real Estate Fund”) and Griffin Institutional Access Credit Fund (“GIA Credit Fund”), both of which are non-diversified, closed-end management investment companies that are operated as interval funds under the Investment Company Act, and dealer manager or master placement agent for various private offerings, which will result in competing demands for our dealer manager’s time and efforts. Since January 1, 2020, we have paid fees to our dealer manager in the aggregate amount of $6,767, as of September 30, 2020.

Administrative Services Agreement

In connection with the EA Mergers, we assumed, as the successor of EA-1 and the EA-1 Operating Partnership, the administrative services agreement, pursuant to which GCC and GC LLC continue to provide office space and certain operational and administrative services at cost to us, the GCEAR Operating Partnership, Griffin Capital Essential Asset TRS, Inc., and GRECO, which may include, without limitation, the shared information technology, human resources, legal, due diligence, marketing, customer service, events, operations, accounting and administrative support services set forth in the agreement (the “Administrative Services Agreement”). Our Executive Chairman is also the Chief Executive Officer of and controls GCC, which is the sole member of GC LLC, which is the sole member of our dealer manager. We pay GCC a monthly amount based on the actual costs anticipated to be incurred by GCC for the provision of such office space and services until we elect to provide such space and/or services for ourselves or through another provider. Such costs are reconciled quarterly and a full review of the costs will be performed at least annually. In addition, we will directly pay or reimburse GCC for the actual cost of any reasonable third-party expenses incurred in connection with the provision of such services. Since January 1, 2020, we have paid fees to GCC under the Administrative Services Agreement in the aggregate amount of $1,684,503, as of September 30, 2020.

Currently Proposed Transactions

Other than as described above, there are no currently proposed material transactions with related persons other than those covered by the terms of the agreements described above.

The GCEAR Board’s Role in Risk Oversight

As part of its oversight role, the GCEAR Board actively supervises the members of our management that are directly responsible for our day-to-day risk management, including our Chief Financial Officer and Treasurer. The GCEAR Board’s risk management role has no impact on its leadership structure. The Audit Committee of the GCEAR Board, which consists solely of independent directors, annually reviews with management our policies with respect to risk assessment and risk management, particularly in the areas of insurance, regulatory compliance, financial risk management, investments and due diligence, and capital flow.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Market risks include risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. We expect that the primary market risk to which we will be exposed is interest rate risk, including the risk of changes in the underlying rates on our variable rate debt. Our current indebtedness consists of (i) our credit facility loans, (ii) obligations as carve-out guarantor under carve-out guarantees entered into in connection with various mortgages and deeds of trust entered into on January 24, 2014, originally created by and among five special purpose entities (“SPEs”) wholly owned by the GCEAR Operating Partnership and National Union Fire Insurance Company and The Variable Annuity Life Insurance Company of Pittsburgh, Pa., pursuant to which such lenders provided such SPEs with a loan in the aggregate amount of $110.64 million, (iii) a loan dated October 22, 2015, between SPEs that were wholly owned by the GCEAR II Operating Partnership as the borrowers and The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the “Lenders”), pursuant to which the Lenders provided such SPEs with a loan in the aggregate amount of approximately $127.0 million (the “AIG Loan II”), (iv) obligations as carve-out guarantor under a non-recourse carve-out guaranty agreement, which was originally executed in connection with a loan agreement dated September 29, 2017, originally created by and among ten SPEs owned by the GCEAR Operating Partnership and Bank of America, N.A. in the aggregate amount of $375 million, (v) obligations as carve-out guarantor under a non-recourse carve-out guaranty agreement, which was originally executed in connection with a loan agreement dated April 27, 2018, originally created by four SPEs that own four properties and were owned by the GCEAR II Operating Partnership with Bank of America, N.A. and KeyBank in which GCEAR borrowed $250.0 million (the “BOA/KeyBank Loan”), and (vi) property secured mortgages. These instruments were not entered into for trading purposes.

Interest Rate Risk

Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We may also utilize a variety of financial instruments, including interest rate swap agreements, caps, floors, and other interest rate exchange contracts. We will not enter into these financial instruments for speculative purposes. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

On July 9, 2015, we executed one interest rate swap agreement to hedge the variable cash flows associated with LIBOR. The interest rate swap was effective for the period from July 9, 2015 to July 1, 2020 with a notional amount of $425.0 million, which matured during the third quarter of 2020.

On August 31, 2018, we executed four interest rate swap agreements to hedge future variable cash flows associated with LIBOR. The forward-starting interest rate swaps with a total notional amount of $425.0 million became effective on July 1, 2020 and have a term of five years.

On March 10, 2020, we entered into three interest rate swap agreements to hedge variable cash flows associated with LIBOR. Three interest rate swaps became effective on March 10, 2020 and have a term of approximately five and half years with notional amounts of $150.0 million, $100.0 million and $75.0 million.

As of September 30, 2020, our debt consisted of approximately $1.8 billion in fixed rate debt (including the interest rate swaps) and approximately $401.5 million in variable rate debt (excluding unamortized deferred financing cost and discounts, net, of approximately $8.3 million). As of December 31, 2019, our debt consisted of approximately $1.4 billion in fixed rate debt (including the effect of interest rate swaps) and approximately $536.5 million in variable rate debt (excluding unamortized deferred financing cost and discounts, net, of approximately $10.0 million). Changes in interest rates have different impacts on the fixed and variable rate debt. A change in interest rates on fixed rate debt impacts its fair value but has no effect on interest incurred or cash flows. A change in interest rates on variable rate debt could affect the interest incurred and cash flows and its fair value.

Our future earnings and fair values relating to variable rate financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate swap agreements are intended to reduce the effects of interest rate changes. The effect of an increase of 100 basis points in interest rates, assuming a LIBOR floor of 0%, on our variable-rate debt, including the KeyBank loan under the GCEAR Credit Agreement, after considering the effect of our interest rate swap agreements, would decrease our future earnings and cash flows by approximately $4.1 million annually.

Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Code of Business Conduct and Ethics

The GCEAR Board adopted a Code of Ethics and Business Conduct on July 21, 2014, which was amended and restated on November 2, 2016, and was further amended and restated on August 8, 2019 (our “Code of Ethics”), and which contains general guidelines applicable to our executive officers, including our principal executive officer, principal financial officer and principal accounting officer, our directors and our officers. We make sure that each individual subject to our Code of Ethics acknowledges reviewing and receipt thereof. We adopted our Code of Ethics with the purpose of promoting the following: (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us; (iii) compliance with applicable laws and governmental rules and regulations; (iv) the prompt internal reporting of violations of our Code of Ethics to our Code of Ethics Compliance Officer; and (v) accountability for adherence to our Code of Ethics. A copy of our Code of Ethics is available in the “Corporate Governance” section of our website, www.gcear.com. We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of our Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions by posting such information on our website.

Conflicts of Interest

Our Nominating and Corporate Governance Committee considers and acts upon any conflicts of interest-related matter required by the GCEAR Charter or otherwise permitted by Maryland law where the exercise of independent judgment by any of our directors, who is not an independent director, could reasonably be compromised, including approval of any transaction involving our affiliates. Our independent directors must approve such transactions as fair and reasonable to us and on terms and conditions not less favorable than those available from unaffiliated third parties, based upon standards set forth in the GCEAR Charter and our Code of Ethics, as well as applicable laws, rules and regulations.

Conflicts of interest-related matters that our Nominating and Corporate Governance Committee has acted upon or could act upon include, but are not limited to, the following:

•	the continuation, renewal or enforcement of agreements with our affiliates, including the following significant agreements;

•	the Administrative Services Agreement that we assumed, in connection with the EA Mergers, as the successor of EA-1 and the EA-1 Operating Partnership;

•	the dealer manager agreement with our dealer manager, Griffin Capital Securities;

•	property sales or acquisitions; and

•	other transactions with affiliates.

Director Independence

While our shares are not listed for trading on any national securities exchange, as required by the GCEAR Charter, a majority of the members of the GCEAR Board by applying the definition of “independent” adopted by the New York Stock Exchange, consistent with the NASAA REIT Guidelines and applicable rules and regulations of the SEC. The GCEAR Board has determined that Messrs. Tang, Sanders, Kripalani, and Cazel and Ms. Briscoe each meet the relevant definition of “independent.”

Cole Office & Industrial REIT (CCIT II), Inc.

Set forth below is a description of the business of CCIT II. When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us” or “our” refer to CCIT II and its consolidated subsidiaries. Certain statements regarding CCIT II’s future operations and its plans for future business may not be applicable to the extent the Mergers are completed.

Description of CCIT II’s Business

CCIT II is a public, non-traded REIT that was formed as a Maryland corporation on February 26, 2013, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2014. CCIT II owns and operates a diverse portfolio of commercial real estate assets consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term “net leases,” including distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters in strategic locations.

Substantially all of CCIT II’s business is conducted through the CCIT II Operating Partnership, a Delaware limited partnership, of which CCIT II is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

CCIT II is externally managed by CCIT II Advisor, which is an affiliate of CIM. CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CCIT II has no employees and relies upon CCIT II Advisor to provide substantially all of CCIT II’s day-to-day management. CCIT II Advisor is owned directly or indirectly by CCO Group.

On September 17, 2013, CCIT II commenced its initial public offering (the “CCIT II IPO”) on a “best efforts” basis, initially offering up to a maximum of $2.5 billion in shares of CCIT II Class A Common Stock in the primary offering at a price of $10.00 per share, as well as up to $475.0 million in additional shares pursuant to a distribution reinvestment plan at a price of $9.50 per share. In March 2016, CCIT II reclassified a portion of its unissued CCIT II Class A Common Stock as CCIT II Class T Common Stock and commenced sales of CCIT II Class T Common Stock thereafter upon receipt of the required regulatory approvals. In addition, CCIT II registered an aggregate of $120.0 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock under the Amended and Restated Distribution Reinvestment Plan (the “CCIT II DRIP”) pursuant to a Registration Statement on Form S-3 (Registration No. 333-213306), which was filed with the SEC on August 25, 2016 and automatically became effective with the SEC upon filing (the “CCIT II DRIP Offering” and collectively with the CCIT II IPO, the “CCIT II Offerings”).

CCIT II ceased issuing shares in the CCIT II IPO on September 17, 2016 and had sold a total of $678.0 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock, including $651.3 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock sold to the public pursuant to the primary portion of the CCIT II IPO and $26.7 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock sold pursuant to the CCIT II DRIP. The unsold CCIT II Class A Common Stock and CCIT II Class T Common Stock of $2.3 billion in the aggregate were subsequently deregistered. CCIT II had continued to issue CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering until, on August 30, 2020, the CCIT II Board suspended the CCIT II DRIP in connection with the entry of CCIT II into the CMFT Merger Agreement.

The CCIT II Board establishes an updated estimated NAV per share of CCIT II Common Stock on at least an annual basis for purposes of assisting broker-dealers that participated in the CCIT II IPO in meeting their customer account reporting obligations under FINRA Rule 2231. Distributions are reinvested in shares of CCIT II Common Stock under the CCIT II DRIP Offering at the estimated NAV per share as determined by the CCIT II Board. Additionally, the estimated NAV per share as determined by the CCIT II Board serves as the NAV per share price for the purposes of our share redemption program. On August 11, 2020, the CCIT II Board established an updated estimated NAV per share of CCIT II Class A Common Stock and CCIT II Class T Common Stock, using a valuation date of June 30, 2020, of $9.93 per share. Commencing on August 14, 2020, distributions were reinvested in shares of CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP at a price of $9.93 per share until such program was suspended effective August 30, 2020 in connection with the pendency of the Mergers. The CCIT II Board previously established a NAV per share as of February 29, 2016, December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and March 31, 2020. CCIT II’s estimated NAVs per share are not audited or reviewed by its independent registered public accounting firm. Although CCIT II published an estimated NAV per share in respect of each of the first and second quarters of 2020 in response to the uncertainty regarding the impact of the COVID-19 pandemic, CCIT II intends to return to its historical practice of publishing an updated estimated NAV per share on an annual basis.

Real Estate Portfolio

As of September 30, 2020, CCIT II owned 26 properties, comprising approximately 3.9 million rentable square feet of 99.6% leased commercial space located in 12 states. Two of CCIT II’s tenants, Keurig Green Mountain and Freeport-McMoRan, accounted for 15% and 12%, respectively, of its 2020 annualized rental income. As of September 30, 2020, CCIT II also had certain geographic concentrations in its property holdings. In particular, as of September 30, 2020, four of its properties were located in Massachusetts, four properties were located in California, two properties were located in Arizona, and four properties were located in Texas which accounted for 21%, 18%, 15% and 11% of CCIT II’s 2020 annualized rental income, respectively. In addition, CCIT II had tenants in the manufacturing, mining and natural resources, wholesale, and professional services industries, which comprised 20%, 15%, 15% and 12%, respectively, of its 2020 annualized rental income.

Property Description	Date Acquired	Year Built		Purchase Price(1)	Fees Paid to or Due to Sponsor(2)	Initial Yield(3)	Average Yield(4)	Physical Occupancy
County of Santa Clara Office—San Jose, CA	January 13, 2014	1997		$24,000,000	$480,000	6.5%	7.2%	100%
State of Alabama Disability Determination Services Office—Birmingham, AL	April 30, 2014	2010 / 1997 / 1989	(5)	32,250,000	645,000	— (6)	— (7)	100%
RF Micro Devices Office— Greensboro, NC	June 12, 2014	1999		15,500,000	310,000	7.1%	8.1%	100%
Green Mountain Coffee Roasters (Phase I)—Burlington, MA	June 30, 2014	2013		39,400,000	788,000	6.7%	7.0%	100%
Wyle CAS Group Office—Huntsville, AL	July 9, 2014	2013		23,050,000	461,000	8.3%	9.3%	100%
Amcor Rigid Plastics (The Plant)—Bellevue, OH	September 26, 2014	1998		18,030,000	218,566	7.0%	8.0%	100%
3 Phoenix Campus—Wake Forest, NC	September 30, 2014	2014		10,400,000	208,000	7.4%	8.1%	100%
ProteinSimple—San Jose, CA	October 23, 2014	1982		36,000,000	720,000	5.9%	7.0%	100%
Freeport-McMoRan— Phoenix, AZ(8)	November 4, 2014	2010		110,000,000	2,200,000	6.8%	8.1%	99%
Avnet—San Antonio, TX	December 19, 2014	2014		12,750,000	255,000	6.6%	7.2%	100%
DuPont—Johnston, IA	December 19, 2014	2014		37,875,000	757,500	6.7%	6.9%	100%
Green Mountain Coffee Roasters (Phase II)—Burlington, MA	August 18, 2015	2014		119,839,200	2,396,784	7.0%	7.3%	100%
Express Scripts—Lincoln Hill, PA	November 9, 2015	2015		17,690,014	353,800	7.2%	7.7%	100%

Property Description	Date Acquired	Year Built	Purchase Price(1)	Fees Paid to or Due to Sponsor(2)	Initial Yield(3)	Average Yield(4)	Physical Occupancy
Lennar Homes—Houston, TX	December 9, 2015	2015	$18,400,000	$368,000	6.7%	7.6%	100%
Avnet HQ—Phoenix, AZ	October 14, 2016	1997	32,000,000	640,000	7.9%	7.4%	100%
Fresenius—Tyler, TX	December 20, 2016	2016	21,600,000	432,000	7.2%	8.2%	100%
The Dow Chemical Co.—Lake Jackson, TX	January 31, 2017	2015	60,135,000	1,202,700	6.3%	7.1%	100%
Traveler’s Insurance—Walnut Creek, CA	March 24, 2017	2016	14,600,000	292,000	6.9%	7.6%	100%
Anadarko—Platteville, CO	September 20, 2019	2014	32,250,000	645,000	6.6%	7.8%	100%
Mercury Systems—Andover, MA	October 15, 2019	1997	36,500,000	730,000	6.2%	7.5%	100%
Terraces At Copley Point—San Diego, CA	October 31, 2019	2009	90,400,000	1,808,000	6.2%	10.0%	100%
United Rentals—Charlotte, NC	December 16, 2019	2003	28,750,000	575,000	6.3%	7.0%	100%
Fidelity Building Services—Sparks, MD	December 20, 2019	2016	9,200,000	184,000	7.5%	8.5%	100%
International Paper—Memphis, TN	December 19, 2019	2015	76,400,000	1,528,000	6.2%	6.8%	100%
Draeger—Andover, MA	January 15, 2020	2016	26,000,000	520,000	7.0%	7.9%	100%
JMT—Hunt Valley, MD	January 21, 2020	2017	39,100,000	782,000	6.7%	7.7%	89.1%

			$994,318,293	$19,500,350

(1)	Purchase price does not include acquisition related expenses.
(2)	Fees paid to Sponsor are payments made to an affiliate of CCIT II Advisor in connection with the property acquisition.
(3)

Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to CCIT II Advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)

Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the estimated cost of significant capital improvements to be incurred over the ten-year period subsequent to the acquisition date, if any, and exclusive of acquisition fees paid to CCIT II Advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

(5)	The property is comprised of three interconnected buildings, each was constructed in a different year.
(6)	As the property is subject to a modified gross lease, we have not disclosed an initial yield for the property.
(7)	As the property is subject to a modified gross lease, we have not disclosed an average yield for the property.
(8)	The property is comprised of eight and one-half floors of a 26-story office building with 249,012 square feet that is 99% leased to Freeport Minerals Corporation.

Investment Strategy and Objectives

Our primary investment objectives are to:

•	acquire necessity office and industrial properties, net leased under long-term leases to creditworthy tenants, which provide current operating cash flows;

•	provide reasonably stable, current income for stockholders through the payment of cash distributions; and

•	provide the opportunity to participate in capital appreciation in the value of our investments.

We cannot assure CCIT II stockholders that we will attain these objectives or that the value of our assets will not decrease.

Acquisition and Investment Policies

The CCIT II Charter requires that our independent directors review our investment policies, described below, at least annually to determine that our policies are in the best interests of our stockholders. Except to the extent that investment policies and limitations are included in the CCIT II Charter, the CCIT II Board may revise our investment policies without the approval of our stockholders. Investment policies that are provided in the CCIT II Charter may only be amended by a vote of stockholders holding a majority of our outstanding shares, unless the amendments do not adversely affect the rights, preferences and privileges of CCIT II stockholders.

Types of Investments

We own and operate a diversified portfolio of commercial real estate investments primarily consisting of income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term net leases, strategically located throughout the United States. We consider necessity properties to be properties that are essential to the operation of the tenant’s business, typically due to one or more of the following factors:

•	difficulty of replacement or prohibitive cost to relocate;

•	sole or major location for its distribution or office operations;

•	proximity to its distribution, manufacturing, research facilities or customer base;

•	lower labor, transportation and/or operating costs;

•	more stable labor force;

•	optimal access to transportation networks that enable efficient distribution; and/or

•

significant amount of tenant-funded capital improvements, such as customized computer systems and information technology infrastructure, racking and sorting systems, and cooling or refrigeration systems.

For example, distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters are often considered to be necessity properties if the properties are in strategic locations, are difficult to replace, or have other attributes, such as those mentioned above, that would make a tenant’s relocation difficult and/or costly. We believe that necessity properties provide a relatively greater level of stability than other property types because they typically involve long-term leases and experience relatively low tenant turnover. We also believe that, as a result of recent and ongoing business developments, such as the role of the Internet in the distribution of products, globalization of importing and exporting products and consolidation of businesses requiring office buildings to accommodate a single tenant, there is, and we expect there will continue to be, increasing demand by commercial tenants for necessity office and industrial properties.

We have acquired, and may continue to acquire, recently constructed, high quality industrial properties that are of necessity to a single principal tenant, subject to a long-term net lease, and used for purposes such as warehousing, distribution, light manufacturing, research and development, or industrial flex facilities. It is our present intention to hold substantially all of the properties that we acquire for a period of more than five years.

We expect that, from time to time, we may enter into corporate development projects, designed to construct an income-producing office or industrial property to serve one or more creditworthy tenants. Our goal is to acquire a portfolio of properties that are diversified by way of location and industry, in order to minimize the potential adverse impact of economic slow-downs or downturns in local markets or a specific industry.

There is no limitation on the number, size or type of properties that we may acquire, or on the percentage of net proceeds of the CCIT II Offerings that may be used to acquire a single property. The number and mix of properties comprising our portfolio will depend upon real estate market conditions and other circumstances existing at the time we acquire properties. We will not forgo a high quality asset because it does not precisely fit our expected portfolio composition. See “—Other Possible Investments” below for a description of other types of real estate and real estate-related investments we may make.

We incur debt to acquire properties when CCIT II Advisor determines that incurring such debt is in our best interests and in the best interests of our stockholders. In addition, from time to time, we have acquired and may continue to acquire some properties without financing and later incur mortgage debt secured by one or more of such properties if favorable financing terms are available. We use the proceeds from these loans to acquire additional properties. See “—Borrowing Policies” below for a more detailed description of our borrowing intentions and limitations.

Real Estate Underwriting Process

In evaluating potential property acquisitions consistent with our investment objectives, CCIT II Advisor applies a well-established underwriting process to determine the creditworthiness of potential tenants. Similarly, CCIT II Advisor applies credit underwriting criteria to possible new tenants when we are re-leasing properties in our portfolio. Many of the tenants of our properties are creditworthy entities having high net worth and operating income. CCIT II Advisor’s underwriting process includes analyzing the financial data and other available information about the tenant, such as income statements, balance sheets, net worth, cash flow, business plans, data provided by industry credit rating services, and/or other information CCIT II Advisor may deem relevant. Generally, these tenants must have a proven track record in order to meet the credit tests applied by CCIT II Advisor. In addition, we may obtain guarantees of leases by the corporate parent of the tenant, in which case CCIT II Advisor will analyze the creditworthiness of the guarantor. In many instances, especially in sale-leaseback situations, where we are acquiring a property from a company and simultaneously leasing it back to that same company under a long-term lease, we will meet with the senior management to discuss such company’s business plan and strategy.

When using debt rating agencies, a tenant typically will be considered creditworthy when the tenant has an “investment grade” debt rating by Moody’s of Baa3 or better, credit rating by Standard & Poor’s of BBB- or better, or its payments are guaranteed by a company with such rating. Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of creditworthy tenants in the future.

Moody’s ratings are opinions of future relative creditworthiness based on an evaluation of franchise value, financial statement analysis and management quality. The rating given to a debt obligation describes the level of risk associated with receiving full and timely payment of principal and interest on that specific debt obligation and how that risk compares with that of all other debt obligations. The rating, therefore, provides one measure of the ability of a company to generate cash in the future.

A Moody’s debt rating of Baa3, which is the lowest investment grade rating given by Moody’s, is assigned to companies which, in Moody’s opinion, have adequate financial security. However, certain protective elements may be lacking or may be unreliable over any given period of time. A Moody’s debt rating of AAA, which is the highest investment grade rating given by Moody’s, is assigned to companies that, in Moody’s opinion, have exceptional financial security. Thus, investment grade tenants will be judged by Moody’s to have at least adequate financial security, and will in some cases have exceptional financial security.

Standard & Poor’s assigns a credit rating to companies and to each issuance or class of debt issued by a rated company. A Standard & Poor’s credit rating of BBB-, which is the lowest investment grade rating given by Standard & Poor’s, is assigned to companies that, in Standard & Poor’s opinion, exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of a company to meet its financial commitments. A Standard & Poor’s credit rating of AAA+, which is the highest investment grade rating given by Standard & Poor’s, is assigned to companies that, in Standard & Poor’s opinion, have extremely strong capacities to meet their financial commitments. Thus, investment grade tenants will be judged by Standard & Poor’s to have at least adequate protection parameters, and will in some cases have extremely strong financial positions.

While we will utilize ratings by Moody’s and Standard & Poor’s as one factor in determining whether a tenant is creditworthy, CCIT II Advisor will also consider other factors in determining whether a tenant is creditworthy, for the purpose of meeting our investment objectives. CCIT II Advisor’s underwriting process also will consider other information provided by third-party analytical services, such as Moody’s Credit Edge, along with CCIT II Advisor’s own analysis of the financial condition of the tenant and/or the guarantor, the operating history of the property with the tenant, the tenant’s market share and track record within the tenant’s industry segment, the general health and outlook of the tenant’s industry segment, the strength of the tenant’s management team and the terms and length of the lease at the time of the acquisition. These factors may cause us to consider a prospective tenant to be creditworthy even if it does not have an investment grade rating.

Description of Leases

We have acquired, and expect to continue to acquire, tenant properties with existing double-net or triple-net leases. “Net” leases means leases that typically require tenants to pay all or a majority of the operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, maintenance, insurance and building repairs related to the property, in addition to the lease payments. Triple-net leases typically require the tenant to pay all costs associated with a property in addition to the base rent and percentage rent, if any, including capital expenditures for the roof and the building structure. Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property. We expect that double-net and triple-net leases will help ensure the predictability and stability of our expenses, which we believe will result in greater predictability and stability of our cash distributions to stockholders. We expect that not all of our leases will be net leases. In respect of multi-tenant properties, we expect to have a variety of lease arrangements with the tenants of these properties. Since each lease is an individually negotiated contract between two or more parties, each lease will have different obligations of both the landlord and tenant. Many large national tenants have standard lease forms that generally do not vary from property to property. We will have limited ability to revise the terms of leases to those tenants. We expect that multi-tenant office space is likely to be subject to “gross” leases. “Gross” leases means leases that typically require the tenant to pay a flat rental amount and we would pay for all property charges regularly incurred as a result of our owning the property. When spaces in a property become vacant, existing leases expire, or we acquire properties under development or requiring substantial refurbishment or renovation, we anticipate entering into net leases.

We have generally entered into, and expect to continue to enter into, long-term leases that have terms of ten years or more; however, certain leases may have a shorter term. We may acquire properties under which the lease term has partially expired. We also may acquire properties with shorter lease terms if the property is in an attractive location, if the property is difficult to replace, or if the property has other significant favorable real estate attributes. Under most commercial leases, tenants are obligated to pay a predetermined annual base rent. Some of the leases also will contain provisions that increase the amount of base rent payable at points during the lease term. We expect that many of our leases will contain periodic rent increases. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance, as well as property insurance covering the building for the full replacement value and naming the ownership entity and the lender, if applicable, as the additional insureds on the policy. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to CCIT II Advisor on an annual basis. The insurance certificates will be tracked and reviewed for compliance by CCIT II Advisor’s property and risk management departments. As a precautionary measure, we may obtain, to the extent available, secondary liability insurance, as well as loss of rents insurance that covers one year of annual rent in the event of a rental loss.

Some leases may require that we procure insurance for both commercial general liability and property damage; however, generally the premiums are fully reimbursable from the tenant. In such instances, the policy will list us as the named insured and the tenant as the additional insured.

We do not expect to permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, generally we expect the terms of such consent to provide that the original tenant will remain fully liable under the lease unless we release that original tenant from its obligations.

We may purchase properties and lease them back to the sellers of such properties. While we intend to use our best efforts to structure any such sale-leaseback transaction so that the lease will be characterized as a “true lease” and so that we are treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge this characterization. In the event that any sale-leaseback transaction is re-characterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and in certain circumstances, we could lose our REIT status.

Acquisition Decisions

CCIT II Advisor has substantial discretion with respect to the selection of our specific acquisitions, subject to our investment and borrowing policies, which are approved by the CCIT II Board. In pursuing our investment objectives and making investment decisions on our behalf, CCIT II Advisor evaluates the proposed terms of the acquisition against all aspects of the transaction, including the condition and financial performance of the asset, the terms of existing leases and the creditworthiness of the tenant, and property location and characteristics. Because the factors considered, including the specific weight we place on each factor, vary for each potential acquisition, we do not, and are not able to, assign a specific weight or level of importance to any particular factor. CCIT II Advisor procures and reviews an independent valuation estimate on each and every proposed acquisition. In addition, CCIT II Advisor, to the extent such information is available, considers the following:

•	tenant rolls and tenant creditworthiness;

•	a property condition report;

•	unit level store performance;

•	property location, visibility and access;

•	age of the property, physical condition and curb appeal;

•	neighboring property uses;

•	local market conditions, including vacancy rates;

•	area demographics, including trade area population and average household income;

•	neighborhood growth patterns and economic conditions; and

•

lease terms, including length of lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options.

CCIT II Advisor also reviews the terms of each existing lease by considering various factors, including:

•	rent escalations;

•	remaining lease term;

•	renewal option terms;

•	tenant purchase options;

•	termination options;

•	scope of the landlord’s maintenance, repair and replacement requirements;

•	projected net cash flow yield; and

•	projected internal rates of return.

In addition, the CCIT II Charter limits acquisitions from affiliates of CCIT II Advisor unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determines that the transaction is fair and reasonable to us and certain other conditions are met.

Conditions to Closing Our Acquisitions

Generally, we condition our obligation to close the purchase of any investment on the delivery and verification of certain documents from the seller or developer, including, where appropriate:

•	plans and specifications;

•	surveys;

•	evidence of marketable title, subject to such liens and encumbrances as are acceptable to CCIT II Advisor;

•	financial statements covering recent operations of properties having operating histories;

•	title and liability insurance policies; and

•	estoppel certificates.

In addition, we will take such steps as we deem necessary with respect to potential environmental matters. See “—Environmental Matters” below.

We have entered into, and may continue to enter into, purchase and sale arrangements with a seller or developer of a suitable property under development or construction. In such cases, we are obligated to purchase the property at the completion of construction, provided that the construction conforms to definitive plans, specifications and costs approved by us in advance. In such cases, prior to our acquiring the property, we generally receive a certificate of an architect, engineer or other appropriate party, stating that the property complies with all plans and specifications. If renovation or remodeling is required prior to the purchase of a property, we expect to pay a negotiated maximum amount to the seller upon completion.

In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option to purchase such property. The amount paid for an option, if any, normally is forfeited if the property is not purchased and credited against the purchase price if the property is purchased.

In the purchasing, leasing and development of properties, we are subject to risks generally incident to the ownership of real estate.

Ownership Structure

Our real estate acquisitions generally take the form of holding fee title or a long-term leasehold estate. We have acquired, and expect to continue to acquire, such interests either directly through the CCIT II Operating Partnership or indirectly through limited liability companies, limited partnerships or other entities owned and/or controlled by us or the CCIT II Operating Partnership. We may acquire properties by acquiring the entity that holds the desired properties. We also may acquire properties through investments in joint ventures, partnerships, co-tenancies or other co-ownership arrangements with third parties, including the developers of the properties or affiliates of CCIT II Advisor.

Joint Venture Investments

We may enter into joint ventures, partnerships, co-tenancies and other co-ownership arrangements with affiliated entities of CCIT II Advisor, including other real estate programs sponsored or operated by CCO Group, or other affiliates of CCIT II Advisor, and other third parties for the acquisition, development or improvement of properties or the acquisition of other real estate-related assets. We may also enter into such arrangements with real estate developers, owners and other unaffiliated third parties for the purpose of developing, owning and operating real properties. In determining whether to participate in a particular joint venture, CCIT II Advisor will evaluate the underlying real property or other real estate-related asset using the same criteria described above in “—Acquisition Decisions.” CCIT II Advisor also will evaluate the joint venture or co-ownership partner and the proposed terms of the joint venture or a co-ownership arrangement.

Our general policy is to invest in joint ventures only when we will have an option or contract to purchase, or a right of first refusal to purchase, the property held by the joint venture or the co-venturer’s interest in the joint venture if the co-venturer elects to sell such interest. In the event that the co-venturer elects to sell all or a portion of the interests held in any such joint venture, however, we may not have sufficient funds to exercise our right of first refusal to buy the other co-venturer’s interest in the joint venture. In the event that any joint venture with an affiliated entity holds interests in more than one asset, the interest in each such asset may be specially allocated between us and the joint venture partner based upon the respective proportion of funds deemed contributed by each co-venturer in each such asset.

In the event we enter into a joint venture or other co-ownership arrangements with CIM or its affiliates, or another real estate program sponsored or operated by CIM or CCO Group, CCIT II Advisor’s officers, key persons and affiliates may have conflicts of interest. The co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. In addition, CCIT II Advisor’s officers and key persons may face a conflict in structuring the terms of the relationship between our interests and the interests of any affiliated co-venturer and in managing the joint venture. Since some or all of CCIT II Advisor’s officers and key persons may also advise the affiliated co-venturer, agreements and transactions between us and CIM or any other real estate programs sponsored or operated by CIM or CCO Group would not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers, which may result in the co-venturer receiving benefits greater than the benefits that we receive. In addition, we may assume liabilities related to the joint venture that exceed the percentage of our contribution to the joint venture.

We may enter into joint ventures with CIM, other real estate programs sponsored or operated by CIM, CCO Group, CCIT II Advisor, one or more of our directors, or any of their respective affiliates, but only if a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve the transaction as being fair and reasonable to us and on substantially the same terms and conditions as those received by unaffiliated joint venturers, and the cost of our investment must be supported by a current third-party appraisal of the asset.

Development and Construction of Properties

We have acquired, and may continue to acquire, properties on which improvements are to be constructed or completed or which require substantial renovation or refurbishment. We expect that joint ventures would be the exclusive vehicle through which we would invest in build-to-suit property projects. Our general policy is to structure them as follows:

•

we may enter into a joint venture with third parties who have an executed lease with the developer who has an executed lease in place with the future tenant whereby we will provide a portion of the equity or debt financing;

•	we would accrue a preferred return during construction on any equity investment;

•	the properties would be developed by third parties; and

•	consistent with our general policy regarding joint ventures, we would have an option or contract to purchase, or a right of first refusal to purchase, the property or the co-investor’s interest.

It is possible that joint venture partners may resist granting us a right of first refusal or may insist on a different methodology for unwinding the joint venture if one of the parties wishes to liquidate its interest.

In the event that we elect to engage in development or construction projects, in order to help ensure performance by the builders of properties that are under construction, completion of such properties will be guaranteed at the contracted price by a completion guaranty, completion bond or performance bond. CCIT II Advisor may rely upon the substantial net worth of the contractor or developer or a personal guarantee accompanied by financial statements showing a substantial net worth provided by an affiliate of the person entering into the construction or development contract as an alternative to a completion bond or performance bond. Development of real estate properties is subject to risks relating to a builder’s ability to control construction costs or to build in conformity with plans, specifications and timetables.

We may make periodic progress payments or other cash advances to developers and builders of our properties prior to completion of construction, but only upon receipt of an architect’s certification as to the percentage of the project then completed and as to the dollar amount of the construction then completed. We intend to use such additional controls on disbursements to builders and developers as we deem necessary or prudent. We may directly employ one or more project managers, including CCIT II Advisor or an affiliate of CCIT II Advisor, to plan, supervise and implement the development of any unimproved properties that we may acquire. Such persons would be compensated directly by us or through an affiliate of CCIT II Advisor and reimbursed by us. In either event, the compensation would reduce the amount of any construction fee, development fee or acquisition fee that we would otherwise pay to CCIT II Advisor or its affiliate.

In addition, we may acquire unimproved properties, provided that we will not invest more than 10% of our total assets in unimproved properties or in mortgage loans secured by such properties. We will consider a property to be an unimproved property if it was not acquired for the purpose of producing rental or other operating cash flows, has no development or construction in process at the time of acquisition and no development or construction is planned to commence within one year of the acquisition.

Other Possible Investments

Although we have acquired and expect to continue to acquire primarily real estate assets, our portfolio may also include other real estate-related assets, such as commercial mortgage, mezzanine and other loans and securities related to real estate assets, frequently, but not necessarily always, in the corporate sector; however, we do not intend for such real estate-related assets to constitute a significant portion of our asset portfolio; and we will evaluate our assets to ensure that any such investments do not cause us to lose our qualification as a REIT under the Code, cause us or any of our subsidiaries to be an investment company under the Investment Company Act, or cause CCIT II Advisor to have assets under management that could require CCIT II Advisor to register as an investment adviser under the Investment Advisers Act of 1940, as amended. We may make adjustments to our target portfolio based on real estate market conditions, capital raised, financing secured and investment opportunities. Thus, to the extent that CCIT II Advisor presents us with high quality investment opportunities that allow us to meet the REIT requirements under the Code and do not cause us, the CCIT II Operating Partnership or any other subsidiaries to meet the definition of an “investment company” under the Investment Company Act, our portfolio composition may vary from what we initially expect. The CCIT II Board has broad discretion to change our investment policies in order for us to achieve our investment objectives.

Investing in and Originating Loans. The criteria that CCIT II Advisor will use in making or investing in loans on our behalf are substantially the same as those involved in acquiring properties for our portfolio. We do not intend to make loans to other persons, to underwrite securities of other issuers or to engage in the purchase and sale of any types of investments other than those relating to real estate. However, unlike our property acquisitions, which we expect to hold in excess of five years, we expect that the average duration of loans will typically be one to five years.

We generally do not expect to make or invest in loans that are not directly or indirectly secured by real estate. We will not make or invest in mortgage loans on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loan, would exceed an amount equal to 85% of the appraised value of the property, as determined by a certified independent appraiser, unless we find substantial justification due to other underwriting criteria. We may find such justification in connection with the purchase of loans in cases in which we believe there is a high probability of our foreclosure upon the property in order to acquire the underlying assets and in which the cost of the loan investment does not exceed the fair market value of the underlying property. We will not invest in or make loans unless an appraisal has been obtained concerning the underlying property, except for those loans insured or guaranteed by a government or government agency. In cases in which a majority of our independent directors so determine, and in the event the transaction is with CCO Group, CCIT II Advisor, any of our directors or their respective affiliates, the appraisal will be obtained from a certified independent appraiser in order to support our determination of fair market value.

We may invest in commercial mortgage loans, mezzanine loans and other loans related to commercial real estate assets. However, we will not make or invest in any loans that are subordinate to any mortgage or equity interest of CCO Group, CCIT II Advisor, any of our directors or any of its or our affiliates. Commercial mortgage loans are loans secured by a first mortgage lien on commercial properties providing mortgage financing to commercial property developers or owners. These investments may include whole loan participations and/or pari passu participations within such loans. A mezzanine loan is a loan made in respect of certain real property that is secured by a lien on the ownership interests of the entity that, directly or indirectly, owns the real property. We may also opportunistically invest in or originate other commercial real estate-related debt instruments such as subordinated mortgage interests, preferred equity, note financing, unsecured loans to owners and operators of real estate assets, and secured real estate securities such as commercial mortgage-backed securities (“CMBS”) and commercial real estate collateralized loan obligations. We may also invest in or originate certain syndicated corporate loans, often but not necessarily of real estate operating or finance companies.

In evaluating prospective loan investments, CCIT II Advisor will consider factors such as the following:

•	the condition and use of the property;

•	current and projected cash flows of the property;

•	expected levels of rental and occupancy rates;

•	potential for rent increases;

•	the property’s income-producing capacity;

•	the property’s potential for capital appreciation;

•	the ratio of the investment amount to the underlying property’s value;

•	the degree of liquidity of the investment;

•	the quality, experience and creditworthiness of the borrower;

•	general economic conditions in the area where the property is located;

•	in the case of mezzanine loans, the ability to acquire the underlying real property; and

•	other factors that CCIT II Advisor believes are relevant.

Because the factors considered, including the specific weight we place on each factor, will vary for each prospective loan investment, we do not, and are not able to, assign a specific weight or level of importance to any particular factor.

We may originate loans from mortgage brokers or personal solicitations of suitable borrowers, or may purchase existing loans that were originated by other lenders. CCIT II Advisor will evaluate all potential loan investments to determine if the security for the loan and the loan-to-value ratio meets our investment criteria and objectives. Most loans that we will consider for investment would provide for monthly payments of interest and some may also provide for principal amortization, although many loans of the nature that we will consider provide for payments of interest only and a payment of principal in full at the end of the loan term. We will not originate loans with negative amortization provisions.

We do not have any other policies directing the portion of our assets that may be invested in mezzanine loans or other types of loans we may invest in. However, we recognize that these types of loans may be more subject to risk than first deeds of trust or first priority mortgages on income-producing, fee-simple properties, and we expect to minimize the amount of these types of loans in our portfolio, to the extent that we make or invest in loans at all. CCIT II Advisor will evaluate the fact that these types of loans are riskier in determining the rate of interest on the loans. We do not have any policy that limits the amount that we may invest in any single loan or the amount we may invest in loans to any one borrower. We are not limited as to the amount of gross offering proceeds that we may use to invest in or originate loans.

Our loan investments may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including among other things, regulating credit granting activities, establishing maximum interest rates and finance charges, requiring disclosures to customers, governing secured transactions and setting collection, repossession and claims handling procedures and other trade practices. In addition, certain states have enacted legislation requiring the licensing of mortgage bankers or other lenders and these requirements may affect our ability to effectuate our proposed investments in loans. Commencement of operations in these or other jurisdictions may be dependent upon a finding of our financial responsibility, character and fitness. We may determine not to make loans in any jurisdiction in which the regulatory authority determines that we have not complied in all material respects with applicable requirements.

Investment in Other Real Estate-Related Securities. To the extent permitted by the NASAA REIT Guidelines, and subject to the limitations set forth in the CCIT II Charter, we may invest in common and preferred real estate-related equity securities of both publicly traded and private real estate companies. Real estate-related equity securities are generally unsecured and also may be subordinated to other obligations of the issuer. Our investments in real estate-related equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer.

We may also make investments in CMBS to the extent permitted by the NASAA REIT Guidelines. We may invest in investment grade and non-investment grade CMBS classes. The CCIT II Board has adopted a policy to limit any investments in non-investment grade CMBS to not more than 10% of our total assets.

Environmental Matters

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the presence and release of hazardous substances and the remediation of contamination associated with disposals. Federal, state and local laws in this area are constantly evolving, and we intend to take commercially reasonable steps to protect ourselves from the impact of these laws.

We generally will not purchase any property unless and until we also obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. However, we may purchase a property without obtaining such assessment if CCIT II Advisor determines the assessment is not necessary because there is an existing recent Phase I environmental site assessment. A Phase I environmental site assessment generally consists of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, interviewing the key site manager and/or property owner, contacting local governmental agency personnel and performing an environmental regulatory database search in an attempt to determine any known environmental concerns in, and in the immediate vicinity of, the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, ground water or building materials from the property and may not reveal all environmental hazards on a property.

In the event the Phase I environmental site assessment uncovers potential environmental problems with a property, CCIT II Advisor will determine whether we will pursue the investment opportunity and whether we will have a “Phase II” environmental site assessment performed. The factors we may consider in determining whether to conduct a Phase II environmental site assessment include, but are not limited to, (i) the types of operations conducted on the property and surrounding property, (ii) the time, duration and materials used during such operations, (iii) the waste handling practices of any tenants or property owners, (iv) the potential for hazardous substances to be released into the environment, (v) any history of environmental law violations on the subject property and surrounding property, (vi) any documented environmental releases, (vii) any observations from the consultant that conducted the Phase I environmental site assessment, and (viii) whether any party (i.e., surrounding property owners, prior owners or tenants) may be responsible for addressing the environmental conditions. We will determine whether to conduct a Phase II environmental site assessment on a case by case basis.

We expect that some of the properties that we acquire may contain, at the time of our investment, or may have contained prior to our investment, underground storage tanks for the storage of petroleum products and other hazardous or toxic substances. All of these operations create a potential for the release of petroleum products or other hazardous or toxic substances. Some of our potential properties may be adjacent to or near other properties that have contained or then currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. In addition, certain of our potential properties may be on or adjacent to or near other properties upon which others, including former owners or tenants of our properties, have engaged, or may in the future engage, in activities that may release petroleum products or other hazardous or toxic substances.

From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we will estimate the costs of environmental investigation, clean-up and monitoring in determining the purchase price. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

Legal Matters

In the ordinary course of business, we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Borrowing Policies

CCIT II Advisor believes that utilizing borrowings to make acquisitions is consistent with our investment objective of maximizing the return to stockholders. By operating on a leveraged basis, we have more funds available for acquiring properties. This allows us to make more investments than would otherwise be possible, potentially resulting in a more diversified portfolio. At the same time, CCIT II Advisor believes in utilizing leverage in a moderate fashion. While there is no limitation on the amount we may borrow against any single improved property, the CCIT II Charter limits our aggregate borrowings to 75% of the cost of our gross assets (or 300% of net assets) (before deducting depreciation or other non-cash reserves) unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with the justification for such excess borrowing. Consistent with CCIT II Advisor’s approach toward the moderate use of leverage, the CCIT II Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. CCIT II Advisor intends to target a leverage of 50% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets. As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 40.1% (29.0% including adjustments to debt for cash and cash equivalents), and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 37.2%.

CCIT II Advisor uses its best efforts to obtain financing on the most favorable terms available to us. CCIT II Advisor has substantial discretion with respect to the financing we obtain, subject to our borrowing policies, which have been approved by the CCIT II Board. Under certain limited circumstances, lenders may have recourse to assets not securing the repayment of the indebtedness. CCIT II Advisor may elect to refinance properties during the term of a loan, but we expect this would occur only in limited circumstances, such as when a decline in interest rates makes it beneficial to prepay an existing mortgage, when an existing mortgage matures or if an attractive asset becomes available and the proceeds from the refinancing can be used to purchase such asset. The benefits of the refinancing may include increased cash flows resulting from reduced debt service requirements and an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Our ability to increase our diversification through borrowing may be adversely impacted if banks and other lending institutions reduce the amount of funds available for loans secured by real estate. When interest rates on mortgage loans are high or financing is otherwise unavailable on a timely basis, we have purchased and may continue to purchase properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. To the extent that we do not obtain mortgage loans on our properties, our ability to acquire additional properties will be restricted and we may not be able to adequately diversify our portfolio.

We may not borrow money from any of our directors, CCO Group, CCIT II Advisor or any of their affiliates unless such loan is approved by a majority of the directors (including a majority of the independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances.

Disposition Policies

We generally intend to hold each property we acquire for an extended period, generally in excess of five years. Holding periods for other real estate-related assets may vary. Regardless of intended holding periods, circumstances might arise that could cause us to determine to sell an asset before the end of the expected holding period if we believe the sale of the asset would be in the best interests of our stockholders. The determination of whether a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, current tenant rolls and tenant creditworthiness, whether we could apply the proceeds from the sale of the asset to acquire other assets, whether disposition of the asset would increase cash flows, and whether the sale of the asset would be a prohibited transaction under the Code or otherwise impact our status as a REIT for U.S. federal income tax purposes. The selling price of a property that is net leased will be determined in large part by the amount of rent payable under the lease. If a tenant has a repurchase option at a formula price, we may be limited in realizing any appreciation. In connection with our sales of properties, we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale. During the year ended December 31, 2019, we sold 18 properties for total consideration of $624.7 million, resulting in net proceeds of $489.5 million and a gain of $120.0 million.

Investment Limitations, in General

The CCIT II Charter places numerous limitations on us with respect to the manner in which we may invest our funds or issue securities. Until we list our shares on a national securities exchange, we:

•

will not borrow in excess of 75% of the aggregate cost of our gross assets (or 300% of net assets) (before deducting depreciation or other non-cash reserves), unless such excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report along with the justification for such excess borrowing (although the CCIT II Board has adopted a policy to reduce this limit from 75% to 60%);

•	will not make investments in unimproved property or mortgage loans on unimproved property in excess of 10% of our total assets;

•

will not make or invest in mortgage loans unless an appraisal is obtained concerning the underlying property, except for those mortgage loans insured or guaranteed by a government or government agency;

•

will not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on such property, including our loan, which includes all interest (excluding contingent participation in income and/or appreciation in value of the mortgaged property), the current payment of which may be deferred pursuant to the terms of such loans, to the extent that deferred interest on each loan exceeds 5% per annum of the principal balance of the loan, would exceed an amount equal to 85% of the appraised value of such property unless substantial justification exists for exceeding such limit because of the presence of other underwriting criteria;

•	will not invest in indebtedness secured by a mortgage on real property that is subordinate to the lien or other indebtedness of CCIT II Advisor, any director, our Sponsor or any of our affiliates;

•

will not invest in indebtedness secured by a mortgage on real property which is subordinate to the lien of other indebtedness, except where (i) the amount of the junior debt, plus the outstanding amount of senior debt, does not exceed 90% of the appraised value of the property, if after giving effect thereto, the value of all such investments will not then exceed 25% of our tangible assets or (ii) the value of all investments in junior debt which do not meet the foregoing requirement is limited to 10% of our tangible assets;

•	will not invest in real estate contracts of sale, otherwise known as land sale contracts, unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

will not invest in commodities or commodity futures contracts, except for futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in real estate assets and mortgages;

•	will not issue equity securities on a deferred payment basis or other similar arrangement;

•	will not issue debt securities in the absence of adequate cash flow to cover debt service;

•	will not issue equity securities that are assessable after we have received the consideration for which the CCIT II Board authorized their issuance;

•

will not issue equity securities redeemable solely at the option of the holder, which restriction has no effect on our share redemption program or the ability of the CCIT II Operating Partnership to issue redeemable partnership interests;

•

will not issue options or warrants to CCIT II Advisor, our directors, our Sponsor or any of their respective affiliates except on the same terms as such options or warrants, if any, are sold to the general public and provided that such options or warrants do not exceed 10% of our outstanding shares on the date of grant;

•

will not make any investment that we believe will be inconsistent with our objectives of remaining qualified as a REIT unless and until the CCIT II Board determines, in its sole discretion, that REIT qualification is not in our best interests;

•	will continually review our investment activity to ensure that we are not classified as an “investment company” under the Investment Company Act;

•

will authorize, by a majority of our directors or the members of a duly authorized committee of the CCIT II Board, the consideration to be paid for real property, ordinarily based on the fair market value of the real property;

•	will not engage in securities trading, or engage in the business of underwriting or the agency distribution of securities issued by others; and

•

will not acquire interests or securities in any entity holding investments or engaging in activities prohibited by the CCIT II Charter, except for investments in which we hold a non-controlling interest or investments in entities having securities listed on a national securities exchange or traded in an over-the-counter market.

Investment Limitations to Avoid Registration as an Investment Company

We intend to conduct our operations, and the operations of the CCIT II Operating Partnership, and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act. Under the Investment Company Act, in relevant part, a company is an “investment company” if:

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the 40% test). “Investment securities” exclude U.S. government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to continue to acquire a diversified portfolio of income-producing real estate assets; however, our portfolio may include, to a much lesser extent, other real estate-related investments. We also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which we may not own a controlling interest. We anticipate that our assets generally will continue to be held in wholly and majority-owned subsidiaries of CCIT II, each formed to hold a particular asset. We intend to monitor our operations and our assets on an ongoing basis in order to ensure that neither we, nor any of our subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act.

We believe that we, the CCIT II Operating Partnership and any subsidiaries will not be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because none of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we, the CCIT II Operating Partnership and any subsidiaries will be primarily engaged in non-investment company businesses related to real estate. Consequently, we expect that we, the CCIT II Operating Partnership and any subsidiaries will be able to conduct our respective operations such that none of these entities will be required to register as an investment company under the Investment Company Act.

In addition, because we are organized as a holding company that will conduct its business primarily through the CCIT II Operating Partnership, which in turn is a holding company that will conduct its business through its subsidiaries, we intend to conduct our operations, and the operations of the CCIT II Operating Partnership and any other subsidiary, so that we will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act.

To avoid meeting the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. Similarly, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. Accordingly, the CCIT II Board may not be able to change our investment policies as it may deem appropriate if such change would cause us to meet the definition of an “investment company.” In addition, a change in the value of any of our assets could negatively affect our ability to avoid being required to register as an investment company. If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

If we are required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), and portfolio composition, including restrictions with respect to diversification and industry concentration and other matters. Compliance with the Investment Company Act would, accordingly, limit our ability to make certain investments and require us to significantly restructure our business plan.

Acquisition of Properties from Affiliates of CCIT II Advisor

We may acquire properties or interests in properties from, or in co-ownership arrangements with, entities affiliated with CCIT II Advisor, including properties acquired from affiliates of CCIT II Advisor engaged in construction and development of commercial real properties. We will not acquire any property from an affiliate of CCIT II Advisor unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determine that the transaction is fair and reasonable to us. The purchase price that we will pay for any property we acquire from affiliates of CCIT II Advisor, including property developed by an affiliate of CCIT II Advisor as well as property held by such an affiliate that has already been developed, will not exceed the current appraised value of the property. In addition, the price of the property we acquire from an affiliate of CCIT II Advisor may not exceed the cost of the property to the affiliate, unless a majority of our directors (including a majority of our independent directors) determine that substantial justification for the excess exists and the excess is reasonable. During the year ended December 31, 2019 and the nine months ended September 30, 2020, we did not purchase any properties from affiliates of CCIT II Advisor.

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with CCIT II Advisor and its affiliates, including conflicts related to the arrangements pursuant to which we compensate CCIT II Advisor and its affiliates. Certain conflict resolution procedures are set forth in the CCIT II Charter.

The officers and affiliates of CCIT II Advisor will try to balance our interests with the interests of CIM and its affiliates and other programs sponsored or operated by CCO Group to whom they owe duties. However, to the extent that these persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to our stockholders and the value of their investments. In addition, our directors and our officers may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us.

Our independent directors have an obligation to act on our behalf and on behalf of our stockholders in all situations in which a conflict of interest may arise.

Interests in Other Real Estate Programs and Other Concurrent Offerings

Avraham Shemesh, the chairman of the CCIT II Board, chief executive officer and president, who is also a founder and principal of CIM and an officer/director of certain of its affiliates, is the chairman of the board of directors, chief executive officer and president of Cole Credit Property Trust V, Inc. (“CCPT V”), and a director of other real estate programs sponsored by CCO Group, namely, Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”), CMFT and CIM Income NAV, Inc. (“CIM Income NAV”). Richard S. Ressler, one of our directors, who is also a founder and principal of CIM and an officer/director of certain of its affiliates, is the chairman of the board of directors, chief executive officer and president of CMFT, CCIT III and CIM Income NAV. Another one of our directors, Elaine Y. Wong, who is also a principal of CIM, serves as a director of CIM Income NAV, CCPT V and CMFT. One of our independent directors, Calvin E. Hollis, also serves as a director of CCPT V. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCIT II Advisor and is an officer of certain of its affiliates. In addition, affiliates of CCIT II Advisor act as advisors to CMFT, CCPT V, CIM Income NAV and/or CCIT III, all of which are public, non-traded REITs sponsored by our Sponsor, CCO Group. In addition, all of these programs primarily focus on the acquisition and management of commercial properties subject to long-term net leases to creditworthy tenants and have acquired or may acquire assets similar to ours. CCIT III, like us, focuses primarily on the office and industrial sectors, while CMFT and CCPT V focus primarily on the retail sector and CIM Income NAV focuses primarily on commercial properties in the retail, office and industrial sectors. Nevertheless, the investment strategy used by each REIT would permit them to purchase certain properties that may also be suitable for our portfolio.

CMFT’s initial public offering of up to $2.975 billion in shares of common stock was declared effective by the SEC on January 26, 2012. CCPT V’s initial public offering of up to $2.975 billion in shares of common stock was declared effective by the SEC on March 17, 2014. CCPT V’s follow-on offering of up to $1.5 billion in shares of common stock was declared effective by the SEC on August 1, 2017. CCIT III’s initial public offering of up to $3.5 billion in shares of common stock of two classes was declared effective by the SEC on September 22, 2016. CIM Income NAV’s offerings of up to $4.0 billion in shares of common stock were declared effective by the SEC on December 6, 2011, August 26, 2013, February 10, 2017 and August 7, 2020. CCIT III, CMFT and CCPT V are no longer offering shares for investment to the public as of the date of this proxy statement/prospectus.

Other real estate programs sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with such other program’s property for tenants or purchasers.

Property acquisition opportunities will be allocated among the real estate programs sponsored by CCO Group pursuant to an asset allocation policy. In the event that an acquisition opportunity has been identified that may be suitable for one or more of the other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, then an allocation committee, which is comprised of employees of CIM, CCO Group or their respective affiliates (the “CCIT II Allocation Committee”), will examine the following factors, among others, in determining the entity for which the acquisition opportunity is most appropriate:

•	the investment objective of each entity;

•	the anticipated operating cash flows of each entity and the cash requirements of each entity;

•	the effect of the acquisition both on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

•	the amount of funds available to each program and the length of time such funds have been available to deploy;

•	the policy of each entity relating to leverage of properties;

•	the income tax effects of the purchase to each entity; and

•	the size of the investment.

If, in the judgment of the CCIT II Allocation Committee, the acquisition opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an acquisition opportunity of a similar size and type (e.g., office, industrial or retail properties) will be allocated such acquisition opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such acquisition opportunity, in the opinion of the CCIT II Allocation Committee, to be more appropriate for an entity other than the entity that committed to make the acquisition opportunity, the CCIT II Allocation Committee may determine that another program sponsored by CCO Group will be allocated the acquisition opportunity. The CCIT II Board has a duty to ensure that the method used for the allocation of the acquisition of properties by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.

Although the CCIT II Board has adopted a policy limiting the types of transactions that we may enter into with CCIT II Advisor and its affiliates, including other real estate programs sponsored by CCO Group, we may enter into certain such transactions, which are subject to inherent conflicts of interest. Similarly, joint ventures involving affiliates of CCIT II Advisor also give rise to conflicts of interest. In addition, the CCIT II Board may encounter conflicts of interest in enforcing our rights against any affiliate of CCIT II Advisor in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and CCIT II Advisor, any of its affiliates, or another real estate program sponsored by CCO Group.

Change in Investment Policies

The CCIT II Charter requires that our independent directors review our investment policies at least annually to determine that the policies we follow are in the best interests of our stockholders. Each determination and the basis therefor will be set forth in the minutes of the meetings of the CCIT II Board. The methods of implementing our investment policies also may vary as new real estate development trends emerge and new investment techniques are developed.

Generally, the CCIT II Board may revise our investment policies without the concurrence of our stockholders. However, the CCIT II Board will not amend any investment policies that are provided in the CCIT II Charter without the approval of holders of a majority of the outstanding shares of CCIT II Common Stock. If the CCIT II Board determines to revise our investment policies and the approval of our stockholders is not required, we will notify our stockholders through a letter to our stockholders and/or a public filing with the SEC.

CCIT II’s Distributions and Distribution Policy

We pay distributions to our stockholders as of the record date selected by the CCIT II Board. We currently pay regular monthly distributions to our stockholders, and we anticipate that the CCIT II Board will continue to authorize and declare distributions to stockholders. Because substantially all of our operations are performed indirectly through the CCIT II Operating Partnership, our ability to pay distributions depends in large part on CCIT II Operating Partnership’s ability to pay distributions to us. Although we expect our distributions to continue to be paid from cash flow from operations, during certain periods we have paid, and may pay in the future, distributions from sources other than cash flow from operations. In the event we do not have enough cash flow from operations to fund distributions, we may pay distributions from such alternative sources, including borrowings and proceeds from the sale of our securities or asset sales, and we have no limits on the amounts we may pay from such other sources. We have paid, and may pay, distributions in excess of our cash flow from operations as defined by GAAP. As a result, the amount of distributions paid at any time may not be an indicator of the current performance of our properties or current operating cash flows. Maryland residents, pursuant to an undertaking to the Maryland Securities Division, will receive from us on a quarterly basis a notice that discloses the sources of our distribution payments in both dollar and percentage amounts.

Prior to April 1, 2020, the CCIT II Board historically authorized distributions to our stockholders on a quarterly basis that accrued daily to our stockholders of record as of the close of business on each day and were payable in cumulative amounts monthly in arrears. Given the impact of the COVID-19 pandemic, on April 20, 2020, the CCIT II Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis, commencing on April 1, 2020, until such time that the CCIT II Board has greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy. There can be no assurance that the CCIT II Board will continue to authorize such distributions at such amount or frequency, if at all.

Distributions to stockholders are characterized for U.S. federal income tax purposes as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed our current or accumulated earnings and profits typically constitute a return of capital for tax purposes and reduce the stockholders’ basis in our common shares. We will annually notify stockholders of the taxability of distributions paid during the preceding year.

During 2019, the CCIT II Board authorized daily cash distribution amounts per share of $0.001726027 ($0.63 per share annualized). During the first quarter of 2020, the CCIT II Board authorized daily cash distribution amounts per share of $0.001721311 ($0.63 per share annualized). From April 1, 2020 to November 30, 2020, the CCIT II Board authorized monthly cash distribution amounts per share ranging from $0.0350 to $0.0414 ($0.42 to $0.50 per share annualized).

The following table presents CCIT II distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Nine Months Ended September 30,
	2020			2019
	Amount		Percent	Amount		Percent
Distributions paid in cash	$86,503		90%	$16,876		53%
Distributions reinvested	10,142		10	14,835		47

Total distributions	$96,645		100%	$31,711		100%

Sources of distributions:
Net cash provided by operating activities(1)	$27,289		28%	$31,007	(2)	98%
Proceeds from real estate dispositions	69,356	(3)	72	—		—
Proceeds from issuance of common stock	—		—	704	(4)	2

Total sources	$96,645		100%	$31,711		100%

(1)	Net cash provided by operating activities for the nine months ended September 30, 2020 and 2019 was $33.4 million and $23.3 million, respectively.

(2)

CCIT II’s distributions covered by cash flows from operating activities for the nine months ended September 30, 2019 include cash flows from operating activities in excess of distributions from prior periods of $7.7 million.

(3)

On December 23, 2019, the CCIT II Board authorized the declaration of a distribution of $1.03 per share on the CCIT II Class A Common Stock and the CCIT II Class T Common Stock to all stockholders of record of such shares as of the close of business on December 30, 2019. The 2019 Distribution was paid on January 15, 2020. CCIT II designated the 2019 Distribution as a special distribution, which represents a portion of the proceeds from the sale of 18 industrial properties on April 9, 2019.

(4)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2019 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

Although we intend to continue to pay regular monthly distributions, our results of operations, our general financial condition, general economic conditions, restrictions under Maryland law or other factors may inhibit us from doing so. Distributions are authorized at the discretion of the CCIT II Board, and are based on many factors, including current and expected cash flow from operations, as well as the obligation that we comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the offering;

•	our operating and interest expenses, including fees and expenses paid to CCIT II Advisor;

•	the ability of tenants to meet their obligations under the leases associated with our properties;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates when renewing or replacing current leases;

•	capital expenditures and reserves for such expenditures;

•	the issuance of additional shares;

•	the amount of cash used to redeem shares under our share redemption program; and

•	financings and refinancings.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period, but may be made in anticipation of operating cash flows that we expect to receive during a later period and may be made in advance of actual receipt of funds in an attempt to make distributions relatively uniform. To allow for such differences in timing between the receipt of income and the payment of expenses, and the effect of required debt payments, among other things, could require us to borrow funds from third parties on a short-term basis, issue new securities or sell assets to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT. These methods of obtaining funding could affect future distributions by increasing operating costs and decreasing available cash. In addition, such distributions may constitute a return of capital.

Distributions in Kind

Distributions in kind are not permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the CCIT II Charter or distributions in which (a) the CCIT II Board advises each stockholder of the risks associated with direct ownership of the property, (b) the CCIT II Board offers each stockholder the election of receiving such in kind distributions, and (c) in kind distributions are made only to those stockholders that accept such offer.

Employees

We have no direct employees. The employees of CCIT II Advisor and its affiliates provide services to us related to acquisitions and dispositions, property management, asset management, financing, accounting, stockholder relations and administration. The employees of CCO Capital, our dealer manager, provided wholesale brokerage services during the CCIT II IPO.

Competition

As we purchase properties, we are in competition with other potential buyers for the same properties and may have to pay more to purchase the property than if there were no other potential acquirors, or we may have to locate another property that meets our acquisition criteria. Regarding the leasing efforts of our owned properties, the leasing of real estate is highly competitive in the current market, and we may continue to experience competition for tenants from owners and managers of competing projects. As a result, we may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we may also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Compensation of Executive Officers

We have no employees. Our executive officers, including our principal financial officer, do not receive compensation directly from us for services rendered to us, and we do not intend to pay any compensation directly to our executive officers. As a result, we do not have, and the CCIT II Board has not considered, a compensation policy or program for our executive officers.

Compensation of Directors

Directors who are also officers or employees of CCIT II, CCIT II Advisor or their affiliates (Messrs. Shemesh and Ressler) do not receive any special or additional remuneration for service on the CCIT II Board or any of its committees. We pay to each of our independent directors a retainer of $90,000 per year, plus an additional annual retainer for each committee on which a director serves equal to $25,000 for the committee chair and $15,000 for other members of the committee. We also pay $2,000 for each meeting of the CCIT II Board or committee thereof that the director attended in person ($2,500 for the attendance in person by the chairperson of the audit committee at each meeting of the audit committee) and $250 for each meeting the director attended by telephone.

In the event that there was a meeting of the CCIT II Board and one or more committees thereof in a single day, the fees paid to each director were limited to $2,500 per day ($3,000 per day for the chairperson of the audit committee if there was a meeting of such committee).

Each director’s aggregate annual board compensation will be paid 75% in cash (in four quarterly installments) and 25% will be paid in the form of an annual grant of restricted CCIT II Class A Common Stock based on the then-current NAV per share at the time of grant pursuant to the CCIT II Equity Plan, as further described below. Restricted stock grants issued pursuant to the CCIT II Equity Plan will generally vest one year from the date of the grant. In addition, all directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the CCIT II Board.

Director Compensation Table

The following table sets forth certain information with respect to our director compensation during the fiscal year ended December 31, 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Avraham Shemesh	$—	$—	$—	$—	$—
Richard H. Dozer	108,750	36,250	—	—	145,000
Calvin E. Hollis	90,000	30,000	—	—	120,000
P. Anthony Nissley	97,500	32,500	—	—	130,000
James F. Risoleo	97,500	32,500	—	—	130,000
Richard S. Ressler	—	—	—	—	—
Elaine Y. Wong(1)	—	—	—	—	—

(1)	Ms. Wong was elected as a member of the CCIT II Board effective October 15, 2019.

(2)

Represents the grant date fair value of the restricted CCIT II Class A Common Stock issued pursuant to the CCIT II Equity Plan, for purposes of Accounting Standards Codification Topic 718, Compensation-Stock Compensation. Each of the independent directors received a grant of restricted shares of CCIT II Class A Common Stock on October 1, 2019, which shares vested one year from the date of grant. The grant date fair value of the restricted shares is based on the per share estimated NAV of the CCIT II Class A Common Stock on October 1, 2019, which was $11.03.

Long Term Incentive Plan Awards to Independent Directors

In August 2018, in connection with the approval and implementation of a revised compensation structure of our independent directors, the CCIT II Board approved the CCIT II Equity Plan, under which 400,000 of CCIT II’s common shares were reserved for issuance and share awards of 376,000 are available for future grant at December 31, 2019. Under the CCIT II Equity Plan, the CCIT II Board or a committee designated by the CCIT II Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of CCIT II. The CCIT II Board or a committee thereof also has the authority to determine the terms of any award granted pursuant to the CCIT II Equity Plan, including vesting schedules, restrictions and acceleration of any restrictions. The purpose of the CCIT II Equity Plan is to help CCIT II: (i) align the interests of the non-employee directors compensated under the CCIT II Equity Plan with CCIT II’s stockholders; and (ii) to promote ownership of CCIT II’s equity. Pursuant to the CCIT II Equity Plan, we may award restricted stock or deferred stock units.

On October 1, 2018, CCIT II granted awards of approximately 3,000 restricted shares of CCIT II Class A Common Stock to each of the independent members of the CCIT II Board (approximately 12,000 restricted shares in aggregate) under the CCIT II Equity Plan, which fully vested on October 1, 2019 based on one year of continuous service, representing 25% of each independent director’s annual aggregate board compensation for the twelve month period beginning October 2018. On October 1, 2019, CCIT II granted awards of approximately 3,000 restricted shares of CCIT II Class A Common Stock to each of the independent members of the CCIT II Board (approximately 12,000 restricted shares in aggregate) under the CCIT II Equity Plan, which fully vested on October 1, 2020 based on one year of continuous service, representing 25% of each independent director’s annual aggregate board compensation for the twelve month period beginning October 2019 (the “October 2019 Restricted Stock Awards”). The October 2019 Restricted Stock Awards vest on the one-year anniversary of the award date.

The term of the CCIT II Equity Plan is ten years. The CCIT II Board may amend or terminate the CCIT II Equity Plan at any time prior to its ten year term, provided that the CCIT II Equity Plan will remain in effect until all awards made pursuant to the CCIT II Equity Plan have been satisfied or terminated in accordance with the CCIT II Equity Plan. Upon a change of control, including the dissolution, liquidation, reorganization, merger or consolidation with one or more entities as a result of which we are not the surviving corporation, or upon a sale of all or substantially all of our assets, the CCIT II Board or a committee thereof may make provisions for any awards not assumed or substituted pursuant to the agreement effectuating the change of control, including (i) accelerating the vesting period of unvested awards, or (ii) canceling any non-vested award or other awards in which the fair market value of the shares subject to the award is zero, in each case in accordance with and pursuant to the terms of the applicable award agreement and the CCIT II Equity Plan.

In the event that our valuation, compensation and affiliate transactions committee determines that any distribution, recapitalization, stock split, reorganization, merger, liquidation, dissolution or sale, transfer, exchange or other disposition of all or substantially all of our assets, or other similar corporate transaction or event, affects the stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the CCIT II Equity Plan or with respect to an award, then the valuation, compensation and affiliate transactions committee will, in such manner as it may deem equitable, adjust the number and kind of shares or the exercise price with respect to any award.

Special Committee

The CCIT II Special Committee was formed for the purpose of reviewing, considering, investigating, evaluating, and if deemed appropriate by the CCIT II Special Committee, negotiating a potential transaction involving CMFT. The members of the CCIT II Special Committee are Messrs. Richard H. Dozer, P. Anthony Nissley and James F. Risoleo, with Mr. Dozer serving as the chairman.

Each member of the CCIT II Special Committee (other than the chairman) is entitled to receive $100,000 in the aggregate in consideration for his service on the CCIT II Special Committee and the chairman of the CCIT II Special Committee is entitled to receive $110,000 in the aggregate in consideration for his service on the CCIT II Special Committee and as chairman.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 8, 2020 regarding the beneficial ownership of CCIT II Common Stock by each person known by us to own 5% or more of the outstanding shares of CCIT II Common Stock, each of our directors, each of our named executive officers and our directors and named executive officers as a group. Unless otherwise noted, each person named in the table has sole voting power and sole investment power. The percentage of beneficial ownership is calculated based on 64,561,321 shares of CCIT II Class A Common Stock and 2,577,808 shares of CCIT II Class T Common Stock outstanding as of December 8, 2020, which were held by 12,613 and 528 stockholders of record, respectively. None of the shares in the following table has been pledged as security.

Name of Beneficial Owner(1)	Number of Shares of Class A Common Stock Beneficially Owned(2)	Number of Shares of Class T Common Stock Beneficially Owned(2)	Percentage
Avraham Shemesh(3)	20,000	—	*
Richard H. Dozer(4)	10,363	—	*
Calvin E. Hollis(5)	9,015	—	*
P. Anthony Nissley(6)	13,023	—	*
Richard S. Ressler(3)	20,000	—	*
James F. Risoleo(7)	9,766	—	*
Elaine Y. Wong	—	—	—
Nathan D. DeBacker	—	—	—
All executive officers and directors as a group (8 persons)	62,167	—	*

*	Represents less than 1% of the outstanding CCIT II Common Stock.

(1)	The address of each beneficial owner listed is c/o Cole Office & Industrial REIT (CCIT II), Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group which may be exercised within 60 days following December 8, 2020. All share numbers are rounded up to the nearest whole share of CCIT II Common Stock.

(3)

The reported shares are owned directly by CCIT II Advisor, of which Mr. Ressler serves as Vice President and Mr. Shemesh serves as President and Treasurer. Each of Mr. Ressler and Mr. Shemesh may be deemed to beneficially own the shares owned by CCIT II Advisor because of their positions with CIM, which is the sole common equity member of CCO Group, which owns and controls CCIT II Advisor.

(4)	Includes 3,651 restricted shares of CCIT II Class A Common Stock issued under the CCIT II Equity Plan in connection with Mr. Dozer’s service as a member of the CCIT II Board.

(5)	Includes 3,022 restricted shares of CCIT II Class A Common Stock issued under the CCIT II Equity Plan in connection with Mr. Hollis’s service as a member of the CCIT II Board.

(6)	Includes 3,273 restricted shares of CCIT II Class A Common Stock issued under the CCIT II Equity Plan in connection with Mr. Nissley’s service as a member of the CCIT II Board.

(7)	Includes 3,273 restricted shares of CCIT II Class A Common Stock issued under the CCIT II Equity Plan in connection with Mr. Risoleo’s service as a member of the CCIT II Board.

The CCIT II Designees are expected to join the GCEAR Board following the Mergers as described in “The Combined Company—Combined Company Board” in this proxy statement/prospectus. Such directors will be entitled to receive the REIT Merger Consideration of 1.392 shares of GCEAR Common Stock in respect of each share of CCIT II Common Stock held by them (or underlying a restricted share award granted under the CCIT II

Equity Plan (a “CCIT II Restricted Share Award”)) as of immediately prior to the effective time of the REIT Merger. CCIT II Advisor will also be entitled to receive the REIT Merger Consideration in respect of shares it owns, which shares may be deemed beneficially owned by Messrs. Ressler and Shemesh as described above.

Certain Transactions with Related Persons

The following describes all transactions during the nine months ended September 30, 2020 and the year ended December 31, 2019 and currently proposed transactions involving CCIT II, the CCIT II Board, CCIT II Advisor, our Sponsor and any affiliate thereof. CCIT II’s independent directors are specifically charged with and have examined the fairness of such transactions to CCIT II stockholders, and have determined that all such transactions are fair and reasonable to CCIT II.

Our independent directors have reviewed the material transactions between our affiliates and us during the year ended December 31, 2019. Set forth below is a description of the transactions with affiliates. We believe that we have executed all of the transactions set forth below on terms that are fair and reasonable to CCIT II and on terms no less favorable to us than those available from unaffiliated third parties.

CCIT II Advisory Agreement

We are party to the CCIT II Advisory Agreement with CCIT II Advisor whereby CCIT II Advisor manages our day-to-day operations and identifies and makes investments on our behalf. In return, we pay CCIT II Advisor a monthly advisory fee based upon our monthly average invested assets, which is based on the estimated market value of our investments that were acquired prior to the “as of” date of our most recent estimated NAV per share, and is based on the purchase price of the investments acquired subsequent to the “as of” date of the most recent estimated NAV per share. The monthly advisory fee is based upon the following amounts: (i) an annualized rate of 0.75% paid on our average invested assets that are between $0 to $2.0 billion; (ii) an annualized rate of 0.70% paid on our average invested assets that are between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on our average invested assets that are over $4.0 billion. Advisory fees for the year ended December 31, 2019 and the nine months ended September 30, 2020 totaled $7.0 million and $6.1 million, respectively. We also reimburse CCIT II Advisor for expenses incurred in connection with the provision of services pursuant to the CCIT II Advisory Agreement, subject to certain limitations. Such expense reimbursements for the year ended December 31, 2019 and the nine months ended September 30, 2020 totaled $543,000 and $419,000, respectively.

We also pay to CCIT II Advisor or its affiliates acquisition fees of up to 2.0% of (i) the contract purchase price of each property or asset that we acquire, (ii) the amount paid in respect of the development, construction or improvement of each asset we acquire, (iii) the purchase price of any loan we acquire, and (iv) the principal amount of any loan we originate. No Acquisition fees were paid for the year ended December 31, 2019. In addition, we reimburse CCIT II Advisor or its affiliates for acquisition expenses incurred in the process of acquiring each property or asset or in the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CCIT II Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to CCIT II. Such expense reimbursements for the year ended December 31, 2019 totaled $236,000. Acquisition fees and expense reimbursements for the nine months ended September 30, 2020 totaled $140,000. Furthermore, we reimburse the expenses paid or incurred by CCIT II Advisor or its affiliates in connection with the provision of advisory and administrative services, including related personnel costs and payment to third-party providers, subject to the limitation that we will not reimburse CCIT II Advisor for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. We also will not reimburse CCIT II Advisor or its affiliates for compensation paid to our executive officers or employees of CCIT II Advisor in connection with the services for which CCIT II

Advisor or its affiliates receive an acquisition fee or a disposition fee. Such operating expense reimbursements for the year ended December 31, 2019 and the nine months ended September 30, 2020 totaled $1.3 million and $1.1 million, respectively. Additionally, for substantial assistance in connection with the sale of one or more properties (or our entire portfolio), we pay CCIT II Advisor or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by us to third parties on the sale of such properties, not to exceed 1.0% of the contract price of each property sold; provided, however, in no event may the total disposition fees paid to CCIT II Advisor, its affiliates and unaffiliated third parties exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCIT II Advisor or its affiliates provides a substantial amount of services (as determined by a majority of our independent directors) in connection with the sale of one or more assets other than properties, we may separately compensate CCIT II Advisor or its affiliates at such rates and in such amounts as the CCIT II Board, including a majority of our independent directors, and CCIT II Advisor agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold. No such payments were made during the year ended December 31, 2019 or the nine months ended September 30, 2020.

Additionally, we are required to pay to CCIT II Advisor performance fees based on a percentage of proceeds or stock value upon our sale of assets or the listing of CCIT II Common Stock on a national securities exchange, but only if, in the case of our sale of assets, our investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return or, in the case of the listing of our common stock, the market value of our common stock plus the distributions paid to our investors exceeds the sum of the total amount of capital raised from investors plus the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. In the event of a sale of our assets, after investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return, then we will pay to CCIT II Advisor a fee equal to 15.0% of remaining net sale proceeds. Upon listing our common stock on a national securities exchange, we will pay to CCIT II Advisor a fee equal to 15.0% of the amount, if any, by which (i) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (ii) the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. No performance fees were incurred related to any such events during the year ended December 31, 2019 or the nine months ended September 30, 2020.

CCIT II Advisor incurs expenses in connection with our organization and our public offering of our common stock. Pursuant to the CCIT II Advisory Agreement, we reimburse CCIT II Advisor up to 2.0% of our gross offering proceeds with respect to those expenses (excluding selling commissions, the dealer manager fee and distribution and stockholder servicing fees). No such reimbursements were paid to CCIT II Advisor during the year ended December 31, 2019 or the nine months ended September 30, 2020.

The CCIT II Advisory Agreement has a term expiring November 30, 2020, subject to an unlimited number of successive one-year renewals upon mutual consent of the parties. Our independent directors are required to determine, at least annually, that the compensation to CCIT II Advisor is reasonable in relation to the nature and quality of services performed and the investment performance of CCIT II and that such compensation is within the limits set forth in the CCIT II Charter. Upon termination of the CCIT II Advisory Agreement, we may be required to pay to CCIT II Advisor a performance fee similar to the performance fee described above if CCIT II Advisor would have been entitled to a subordinated performance fee had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.

Avraham Shemesh, the chairman of the CCIT II Board, chief executive officer and president of CCIT II, is the president and treasurer of CCIT II Advisor. Additionally, Mr. Ressler, a director, and Mr. DeBacker, the chief financial officer and treasurer of CCIT II, are officers of CCIT II Advisor.

Concurrently with the entry into the Merger Agreement, we entered into the Termination Agreement with GCEAR and CCIT II Advisor. Pursuant to the Termination Agreement, the CCIT II Advisory Agreement will be terminated upon consummation of the Mergers. Pursuant to the Termination Agreement, upon either

(i) termination of the CCIT II Advisory Agreement, if such termination occurs prior to the earlier of the consummation of the Mergers and June 30, 2021, for certain reasons other than a material breach of the CCIT II Advisory Agreement by CCIT II Advisor, or (ii) consummation of the Mergers, CCIT II will pay CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1,750,000. The Termination Agreement also provides that CCIT II Advisor will not terminate the CCIT II Advisory Agreement with effect prior to the earlier of the consummation of the Mergers and June 30, 2021, other than in the event of material breach of the CCIT II Advisory Agreement by us. In the event that the Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

Dealer Manager Agreement

We are party to a Dealer Manager Agreement with CCO Capital, the dealer manager in the CCIT II IPO. As of the close of business on September 17, 2016, we terminated the CCIT II IPO. We had continued to sell shares of CCIT II Common Stock pursuant to the CCIT II DRIP pursuant to a registration statement on Form S-3 until August 30, 2020, when, in connection with the CMFT Merger, the CCIT II Board approved the suspension of the CCIT II DRIP.

Pursuant to the Dealer Manager Agreement, we pay CCO Capital a distribution and stockholder servicing fee for shares of CCIT II Class T Common Stock that is calculated on a daily basis in the amount of 1/365th of 0.8% of the amount of our estimated NAV per share of CCIT II Class T Common Stock sold in our primary offering and is paid monthly in arrears. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee. We will cease paying the distribution and stockholder servicing fee with respect to CCIT II Class T Common Stock at the earliest of (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 7.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary shares of CCIT II Class T Common Stock held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of CCIT II Class A Common Stock and CCIT II Class T Common Stock in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fifth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminated; (iv) the date such share of CCIT II Class T Common Stock is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of CCIT II, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares).

We do not pay distribution and stockholder servicing fees on shares purchased through our distribution reinvestment plan. For the year ended December 31, 2019 and the nine months ended September 30, 2020, we paid to CCO Capital distribution and stockholder servicing fees totaling $204,000 and $137,000, respectively.

Avraham Shemesh, our chief executive officer and president and one of our directors, also is president and treasurer of CCO Capital’s manager, CCO Capital Manager, LLC, and its sole member, CCO Group. Additionally, Mr. Ressler, a director, and Mr. DeBacker, the chief financial officer and treasurer of CCIT II, are officers of CCO Capital Manager, LLC and CCO Group.

Certain Conflict Resolution Procedures

In order to reduce or eliminate certain potential conflicts of interest, the CCIT II Charter contains, or we have adopted policies containing, a number of restrictions relating to (i) transactions we may enter into with our Sponsor, CCIT II Advisor, any of our directors or any of their respective affiliates, (ii) certain future offerings and (iii) the allocation of investment opportunities among other real estate programs sponsored by CCO Group. Conflict resolution provisions that are in the CCIT II Charter or in policies adopted by the CCIT II Board include, among others, the following:

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We will not purchase or lease properties from our Sponsor, CCIT II Advisor, any of our directors or any of their respective affiliates, unless a majority of the directors, including a majority of the independent directors, who are not otherwise interested in such transaction determines that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor, unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its current appraised value as determined by an independent appraiser. Although we have not established a policy that specifically addresses how we will determine the sale or lease price of a property that we sell or lease to an affiliated entity, we have a policy that governs all transactions with our Sponsor, CCIT II Advisor, any of our directors or any of their affiliates (as described below), pursuant to which we will not sell or lease a property to an affiliated entity unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the sale or lease transaction determines that such sale or lease transaction is fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

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We will not make any loans to our Sponsor, CCIT II Advisor, any of our directors or any of their respective affiliates, except that we may make loans to wholly owned subsidiaries and we may make or invest in mortgage loans involving our Sponsor, CCIT II Advisor, our directors or their respective affiliates, provided, among other things, that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved by a majority of our directors, including a majority of our independent directors, who are not otherwise interested in the transaction as fair and reasonable to us and on terms no less favorable to us than those available from unaffiliated third parties. In addition, our Sponsor, CCIT II Advisor, any of our directors and any of their respective affiliates will not make loans to us or to joint ventures in which we are a joint venture partner unless approved by a majority of our directors, including a majority of the independent directors, who are not otherwise interested in the transaction, as fair, competitive and commercially reasonable, and no less favorable to us than comparable loans between unaffiliated parties.

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CCIT II Advisor and its affiliates will be entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of us or joint ventures in which we are a joint venture partner; provided, however, CCIT II Advisor must reimburse us for the amount, if any, by which our total operating expenses, including the advisory fee, paid during the immediately prior four consecutive fiscal quarters exceeded the greater of: (i) 2% of our average invested assets for such period, or (ii) 25% of our net income, before any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets, for such period. Our independent directors will have the responsibility of limiting our total operating expenses to amounts that do not exceed the limitations described above unless they find that there are unusual and non-recurring factors sufficient to justify a higher level of expenses. Any such finding and the reasons in support thereof will be reflected in the minutes of the meetings of the CCIT II Board. If our independent directors make such a finding, we will send a written disclosure of that fact, together with an explanation of the factors our independent directors considered in determining that such higher level of expenses was justified, within 60 days after the end of that fiscal quarter.

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Our property acquisitions and other investments are allocated among us and the programs sponsored by CCO Group pursuant to an asset allocation policy. Pursuant to the policy, in the event that an investment opportunity becomes available that may be suitable for both us or one or more of the other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, the CCIT II Allocation Committee will examine the following factors, among others, in determining the entity for which the investment opportunity is most appropriate:

•	the investment objective of each entity;

•	the anticipated operating cash flows of each entity and the cash requirements of each entity;

•	the effect of the acquisition on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

•	whether any of the entities already owns an associated land parcel or building;

•	the amount of funds available to each program and the length of time such funds have been available for investment;

•	the ability of each entity to finance the property, if necessary;

•	the policy of each entity relating to leverage of properties;

•	the income tax effects of the purchase to each entity; and

•	the size of the investment.

If, in the judgment of the CCIT II Allocation Committee, the investment opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an investment opportunity of a similar size and type (e.g., office, industrial or retail properties or anchored shopping centers) will be allocated such investment opportunity.

If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such investment, in the opinion of the CCIT II Allocation Committee, to be more appropriate for an entity other than the entity that committed to make the investment, the CCIT II Allocation Committee may determine that another program sponsored by CCO Group will make the investment. The CCIT II Board has a duty to ensure that the method used for the allocation of the acquisition of properties by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.

We will not enter into any other transaction with our Sponsor, CCIT II Advisor, any of our directors or any of their affiliates, including the acceptance of goods or services from our Sponsor, CCIT II Advisor, any of our directors or any of their affiliates, unless a majority of our directors, including a majority of the independent directors, who are not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

The CCIT II Board’s Role in Risk Oversight

The CCIT II Board oversees our stockholders’ interest in the long-term health and the overall success of CCIT II and its financial strength.

The CCIT II Board is actively involved in overseeing risk management for CCIT II. It does so, in part, through its oversight of our property acquisitions and assumptions of debt, as well as its oversight of CCIT II’s executive officers and CCIT II Advisor. In particular, the CCIT II Board may determine at any time to terminate the advisor, and must evaluate the performance of the advisor, and re-authorize the CCIT II Advisory Agreement, on an annual basis.

In addition, the audit committee is responsible for assisting the CCIT II Board in overseeing CCIT II’s management of risks related to financial reporting. The audit committee has general responsibility for overseeing the accounting and financial processes of CCIT II, including oversight of the integrity of CCIT II’s financial statements, CCIT II’s compliance with legal and regulatory requirements and the adequacy of CCIT II’s internal control over financial reporting. In addition, we have adopted policies and procedures with respect to complaints related to accounting, internal accounting controls or auditing matters, which enables anonymous and confidential submission of complaints that the audit committee is required to discuss with management. Further, in connection with the annual audit of CCIT II’s financial statements, the audit committee conducts a detailed review with CCIT II’s independent auditors of the accounting policies used by CCIT II and its financial statement presentation.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to variable-rate borrowings. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to manage our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements in order to mitigate our interest rate risk with respect to various debt instruments. We do not intend to hold or issue these derivative contracts for trading or speculative purposes. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.

Interest Rate Risk

As of September 30, 2020, we had variable rate debt of $112.0 million, excluding any debt subject to interest rate swap agreements, and therefore, we are exposed to interest rate changes in LIBOR. As of September 30, 2020, an increase or decrease of 50 basis points in interest rates would result in an increase or decrease in interest expense of $560,000 per year.

As of September 30, 2020, we had one interest rate swap agreement outstanding, which matures on December 10, 2024, with an aggregate notional amount of $200.0 million and an aggregate fair value of the net derivative liability of $12.0 million. The fair value of interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of September 30, 2020, an increase of 50 basis points in interest rates would result in a net change of $4.2 million to the fair value of the net derivative liability, resulting in a net derivative liability of $7.8 million. A decrease of 50 basis points in interest rates would result in a net change of $4.3 million to the fair value of the net derivative liability, resulting in a net derivative liability of $16.3 million.

As the information presented above includes only those exposures that existed as of September 30, 2020, it does not consider exposures or positions arising after that date. The information presented herein has limited predictive value. Future actual realized gains or losses with respect to interest rate fluctuations will depend on cumulative exposures, hedging strategies employed and the magnitude of the fluctuations.

These amounts were determined by considering the impact of hypothetical interest rate changes on our borrowing costs and assume no other changes in our capital structure.

In July 2017, the FCA that regulates LIBOR announced it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. As a result, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the SOFR as its preferred alternative to U.S. dollar LIBOR in derivatives and other financial contracts. We are not able to predict when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets. Any changes adopted by the FCA or other governing bodies in the method used for determining LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR. If that were to occur, our interest payments could change.

In addition, uncertainty about the extent and manner of future changes may result in interest rates and/or payments that are higher or lower than if LIBOR were to remain available in its current form.

We have variable rate debt outstanding under our credit facility and an interest rate swap agreements maturing in December 2024, as discussed further above, that is indexed to LIBOR. As such, we are monitoring and evaluating the related risks, which include interest on loans or amounts received and paid on derivative instruments. These risks arise in connection with transitioning contracts to a new alternative rate, including any resulting value transfer that may occur. The value of loans or derivative instruments tied to LIBOR could also be impacted if LIBOR is limited or discontinued. For some instruments, the method of transitioning to an alternative rate may be challenging, as they may require negotiation with the respective counterparty.

If a contract is not transitioned to an alternative rate and LIBOR is discontinued, the impact on our contracts is likely to vary by contract. If LIBOR is discontinued or if the methods of calculating LIBOR change from their current form, interest rates on our current or future indebtedness may be adversely affected. While we expect LIBOR to be available in substantially its current form until the end of 2021, it is possible that LIBOR will become unavailable prior to that point. This could result, for example, if sufficient banks decline to make submissions to the LIBOR administrator. In that case, the risks associated with the transition to an alternative reference rate will be accelerated and magnified.

Credit Risk

Concentrations of credit risk arise when a number of tenants are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations, including those to us, to be similarly affected by changes in economic conditions. We are subject to tenant, geographic and industry concentrations. Any downturn of the economic conditions in one or more of these tenants, states or industries could result in a material reduction of our cash flows or material losses to us.

The factors considered in determining the credit risk of our tenants include, but are not limited to: payment history; credit status and change in status (credit ratings for public companies are used as a primary metric); change in tenant space needs (i.e., expansion/downsize); tenant financial performance; economic conditions in a specific geographic region; and industry specific credit considerations. We believe that the credit risk of our portfolio is reduced by the high quality of our existing tenant base, reviews of prospective tenants’ risk profiles prior to lease execution and consistent monitoring of our portfolio to identify potential problem tenants and mitigation options.

Code of Business Conduct and Ethics

The CCIT II Board has adopted a Code of Ethics for Principal Executive Officer and Senior Financial Officers (the “CCIT II Code of Business Conduct and Ethics”) that is applicable to our principal executive officer, principal financial officer and principal accounting officer. The policy may be located on our Sponsor’s website at www.cimgroup.com/investment-strategies/individual/managed-reit-corporate-governance by clicking on “CCIT II.”

If, in the future, we amend, modify or waive a provision in the CCIT II Code of Business Conduct and Ethics, we may, rather than filing a Current Report on Form 8-K, satisfy the disclosure requirement by posting such information on our Sponsor’s website as necessary.

Director Independence

As required by the CCIT II Charter, a majority of the members of the CCIT II Board must qualify as “independent” as affirmatively determined by the CCIT II Board. Consistent with the CCIT II Charter and applicable securities and other laws and regulations regarding the definition of “independent,” after review of all relevant transactions or relationships between each director, or any of his family members, and CCIT II, our senior management and our independent registered public accounting firm, the CCIT II Board has determined that Messrs. Dozer, Hollis, Nissley and Risoleo, who comprise a majority of the CCIT II Board, qualify as independent directors. Although our shares are not listed for trading on any national securities exchange, our independent directors also meet the current independence and qualifications requirements of the New York Stock Exchange.

THE COMBINED COMPANY

General Information

The Combined Company will retain the name “Griffin Capital Essential Asset REIT, Inc.” and will continue to be a Maryland corporation that intends to qualify as a REIT under the Code. The Combined Company will own and operate a diverse portfolio of real estate investments located throughout the United States.

The GCEAR Operating Partnership and GRECO are the subsidiaries through which the Combined Company will conduct its business. The GCEAR Operating Partnership will own, directly or indirectly, all of the properties that the Combined Company has acquired.

The principal executive offices of the Combined Company will be 1520 E. Grand Avenue, El Segundo, CA 90245 and its phone number will be (310) 469-6100.

Combined Company Board

This section describes the anticipated composition of the Combined Company Board immediately following the consummation of the REIT Merger.

Pursuant to the Merger Agreement, the GCEAR Board will take or cause to be taken such action as may be necessary, in each case, to cause the CCIT II Designees to be appointed to the GCEAR Board effective as of the effective time of the REIT Merger, to serve until the next annual meeting of stockholders of GCEAR together with the then members of the GCEAR Board.

Pursuant to the Merger Agreement, the Nominating and Corporate Governance Committee of the GCEAR Board will recommend to the GCEAR Board at least one of these CCIT II Designees for election to the GCEAR Board at the first annual meeting of stockholders of GCEAR following the effective time of the REIT Merger.

The following sets forth certain information with respect to each of the persons who, in accordance with the Merger Agreement, are expected to serve as directors of the Combined Company immediately following the consummation of the REIT Merger:

Name	Age	Position(s)
Kevin A. Shields	62	Chairman of the Combined Company Board and Executive Chairman

Michael J. Escalante	60	Chief Executive Officer, President and Director

Kathleen S. Briscoe	60	Independent Director

Gregory M. Cazel	58	Independent Director

Ranjit M. Kripalani	61	Independent Director

J. Grayson Sanders	80	Independent Director

Samuel Tang	59	Independent Director

Richard H. Dozer	63	Independent Director

P. Anthony Nissley	68	Independent Director

James F. Risoleo	65	Independent Director

Kevin A. Shields, GCEAR’s Executive Chairman and the Chairman of the GCEAR Board, has been an officer and director of GCEAR since November 2013. Mr. Shields served as Chief Executive Officer of EA-1 from 2008 until December 2018. Mr. Shields is also the Chief Executive Officer of GCC, which he founded in 1995 and which indirectly owns GCEAR’s dealer manager. Mr. Shields served as the Chief Executive Officer of GCEAR’s dealer manager until June 2017. Mr. Shields also currently serves as President and trustee of GIA Real Estate Fund, positions he has held since November 2013; and as President and trustee of GIA Credit Fund, positions he has held since January 2017. He also serves as a non-voting special observer of the board of directors of GAHR III and GAHR IV, both of which are public non-traded REITs co-sponsored by GCC, and as a member of the investment committee of the advisor of GAHR III. Before founding GCC, Mr. Shields was a Senior Vice President and head of the Structured Real Estate Finance Group at Jefferies & Company, Inc. in Los Angeles and a Vice President in the Real Estate Finance Department of Salomon Brothers Inc. in both New York and Los Angeles. Over the course of his 30-year real estate and investment-banking career, Mr. Shields has structured and closed over 200 transactions totaling in excess of $8 billion of real estate acquisitions, financings and dispositions. Mr. Shields graduated from the University of California at Berkeley where he earned a J.D. degree from Boalt Hall School of Law, an M.B.A. from the Haas Graduate School of Business, graduating Summa Cum Laude with Beta Gamma Distinction, and a B.S. from Haas Undergraduate School of Business, graduating with Phi Beta Kappa distinction. Mr. Shields is an inactive member of the California Bar. Mr. Shields is a full member of the Urban Land Institute and frequent guest lecturer at the Haas Graduate School of Business. Mr. Shields is also a member of the Policy Advisory Board for the Fisher Center for Real Estate at the Haas School of Business, the Chair Emeritus of the board of directors for the Investment Program Association and an executive member of the Public Non-Listed REIT Council of the National Association of Real Estate Investment Trusts.

Mr. Shields was selected to serve as a director of the Combined Company because of his extensive experience in the real estate and real estate financing industries are expected to bring valuable insight to the Combined Company Board.

Michael J. Escalante is GCEAR’s Chief Executive Officer, President and a director. He has been GCEAR’s President since its formation, a director since February 2015, and its Chief Executive Officer since April 2019. Mr. Escalante served as the Chief Executive Officer of EA-1 from December 2018 to April 2019; the President of EA-1 from June 2015 to April 2019; and Chief Investment Officer of EA-1 from August 2008 to December 2018. Mr. Escalante also served as GCC’s Chief Investment Officer from June 2006 until December 2018. He also served as a member of the investment committee of the advisor of GIA Real Estate Fund from June 2014 to March 2020. With more than 30 years of real estate related investment experience, he has been responsible for completing in excess of $9.6 billion of commercial real estate transactions throughout the United States. Prior to joining GCC in June 2006, Mr. Escalante founded Escalante Property Ventures in March 2005, a real estate investment management company, to invest in value-added and development-oriented infill properties within California and other western states. From 1997 to March 2005, Mr. Escalante served eight years at Trizec Properties, Inc., previously one of the largest publicly-traded U.S. office REITs, with his final position being Executive Vice President—Capital Transactions and Portfolio Management. While at Trizec, Mr. Escalante was directly responsible for all capital transaction activity for the Western U.S., which included the acquisition of several prominent office projects. Mr. Escalante’s work experience at Trizec also included significant hands-on operations experience as the firm’s Western U.S. Regional Director with bottomline responsibility for asset and portfolio management of a 4.6 million square foot office/retail portfolio (11 projects/23 buildings) and associated administrative support personnel (110 total/65 company employees). Prior to joining Trizec, from 1987 to 1997, Mr. Escalante held various acquisitions, asset management and portfolio management positions with The Yarmouth Group, an international investment advisor. Mr. Escalante holds an M.B.A. from the University of California, Los Angeles, and a B.S. in Commerce, with an emphasis in finance and accounting, from Santa Clara University. Mr. Escalante is a full member of the Urban Land Institute and active in many civic organizations.

Mr. Escalante was selected to serve as a director of the Combined Company because Mr. Escalante’s broad experience in the real estate industry and his years of service at GCC and its affiliates are expected to bring valuable insight to the Combined Company Board.

Kathleen S. Briscoe is one of GCEAR’s independent directors and is a member of GCEAR’s Nominating and Corporate Governance Committee and the chairperson of GCEAR’s Capital Committee. She has been one of

GCEAR’s independent directors since March 2016. Since March 2018, Ms. Briscoe has served as a Partner and Chief Capital Officer at Dermody Properties. She has also served as an advisor to Arixa Capital since November 2017. From March 2016 to March 2017, Ms. Briscoe served as a consultant at Cordia Capital Management, LLC, a privately owned real estate investment management company, where from November 2013 to March 2016, she held the positions of Chief Operating Officer and Chief Investment Officer for real estate, overseeing approximately $100 million of commercial real estate investments per year throughout the Western United States. From November 2011 to November 2013, Ms. Briscoe was a real estate consultant with Institutional Real Estate, Inc. and Crosswater Realty Advisors. From 2009 to 2011, Ms. Briscoe was the Chief Investment Officer for the IDS Real Estate Group in Los Angeles, California, where she managed two joint ventures with CalSTRS. From 2008 to 2009, Ms. Briscoe was a real estate consultant with Crosswater Realty Advisors, where she worked with CalPERS analyzing its real estate fund managers. From 2007 to 2008, she was a Managing Director and the head of the Los Angeles office for Buchanan Street Partners, a real estate investment management company. From 1987 to 2007, Ms. Briscoe was a Shareholder at Lowe Enterprises, a real estate investment, asset management, and development company, where she managed the firm’s investment clients, was a key member of a value-add private REIT, managed a portfolio, and served on the Executive Committee and as a voting member of the Investment Committee. Ms. Briscoe received a B.A. from Dartmouth College and an M.B.A. from Harvard Business School. Ms. Briscoe is an independent director of the Resmark Companies, a national private equity firm focused on real estate and of Crescent Capital SPAC (chair of Audit Committee since March 2019), and an independent director of Crescent Capital BDC, Inc. since December 2019. Ms. Briscoe is a council member of the Urban Land Institute, an advisory board member for Institutional Real Estate, Inc., has been an executive member of the National Association of Real Estate Investment Managers, and is active in a number of other real estate organizations.

Ms. Briscoe was selected to serve as a director of the Combined Company because Ms. Briscoe’s years of experience in real estate investing and investment management experience, as well as her background in the commercial real estate industry generally, are expected to bring valuable insight to the Combined Company Board.

Gregory M. Cazel is one of GCEAR’s independent directors and is the chairperson of GCEAR’s Nominating and Corporate Governance Committee and a member of GCEAR’s Capital Committee. He has been one of GCEAR’s independent directors since April 2019. From February 2009 to April 2019, he served as an independent director of EA-1. Since December 2015, Mr. Cazel has been a Regional Loan Originator for Lument Capital, formerly known as Hunt Real Estate Capital, in Chicago. His responsibilities include originating CMBS, balance sheet equity and Fannie Mae and Freddie Mac loans for the company. Mr. Cazel previously served as one of GCEAR’s independent directors from April 2014 to June 2016. From May 2013 to November 2015, Mr. Cazel was a Managing Director in the Real Estate Capital Markets division of Wells Fargo Bank, NA, in Chicago, where he originated both CMBS and balance sheet loans for the bank, working with mortgage bankers and direct borrowers throughout the Midwest. Prior to that, Mr. Cazel was an Executive Vice President with A10 Capital beginning in June 2010, and became a Principal in the firm in October 2010. A10 Capital specializes in financing commercial real estate and providing advisory and management services for the workout of all types of troubled loans and real estate assets. From October 2009 to April 2010, Mr. Cazel was the Midwest Regional Director for Real Estate Disposition Corp., LLC, a real estate auction marketing firm, specializing in selling residential, commercial, multi-family and hospitality properties and land, as well as performing and non-performing notes and loan pools. Mr. Cazel is also President of Midwest Residential Partners, LLC, a private real estate investment firm, which he formed in July 2008. Mr. Cazel has more than 34 years of commercial real estate finance, acquisition, loan origination and securitization, mortgage banking, underwriting, analysis, and investment experience. Throughout his career, Mr. Cazel has been responsible for closing in excess of $5.0 billion of commercial real estate loans including fixed-rate, floating-rate, and mezzanine financings throughout the United States. From January 2009 to October 2009, Mr. Cazel was a Partner with Prairie Realty Advisors, Inc., a mortgage banking firm. From April 2007 to June 2008, Mr. Cazel was an Executive Director with Dexia Real Estate Capital Markets Company, a Division of Dexia Bank, a Belgium-based financial institution, where he was responsible for establishing the Chicago office and managing the Midwest presence for the CMBS loan program.

From 1999 to April 2007, Mr. Cazel was a Vice President at JP Morgan Mortgage Capital where he ran a commercial loan production team that closed over $3.6 billion in permanent, floating, and mezzanine loans, representing the highest loan production volume in the country for JP Morgan during his tenure. Mr. Cazel earned a B.A. in the Liberal Arts and Sciences College, with a concentration in Real Estate and Finance, from the University of Illinois.

Mr. Cazel was selected to serve as a director of the Combined Company because Mr. Cazel’s decades of experience in the mortgage industry and real estate finance industry and his 10 years of experience as a director of REITs are expected to bring valuable insight to the Combined Company Board.

Ranjit M. Kripalani is one of GCEAR’s independent directors and is a member of GCEAR’s Audit Committee and the chairperson of GCEAR’s Compensation Committee. He has been one of GCEAR’s independent directors since April 2019. From January 2017 to April 2019, he served as an independent director of EA-1. From 2009 to 2014, Mr. Kripalani served as the chief executive officer of CRT Capital Group LLC, an institutionally focused broker dealer. Prior to joining CRT Capital Group LLC, Mr. Kripalani worked at Countrywide Capital Markets, Inc. and Countrywide Financial Corporation from 1998 to 2008, where he served in a number of roles, including as president of capital markets and executive managing director of Countrywide Financial Corp. and chief executive officer and president of Countrywide Capital Markets from 2001 to 2008. Mr. Kripalani also served as president and chief executive officer of Countrywide Securities Corporation from 2000 to 2008 and was the executive vice president and national sales manager for Countrywide Securities Corporation from 1998 to 2000. Prior to joining Countrywide, Mr. Kripalani served as managing director and head of mortgage trading for Chase Securities, Inc. from 1995 to 1998, and as managing director and head of mortgage trading for PaineWebber, Inc. from 1985 to 1995. Mr. Kripalani also currently serves on the board of directors of Western Asset Mortgage Corp., a position he has held since 2014. Mr. Kripalani has a B.A. in International Relations from Tufts University and a Graduate Diploma in Business Studies from the London School of Economics.

Mr. Kripalani was selected to serve as a director of the Combined Company because Mr. Kripalani’s extensive real estate and business experience and his several years of experience as a director of a REIT are expected to bring valuable insight to the Combined Company Board.

J. Grayson Sanders is one of GCEAR’s independent directors and is a member of GCEAR’s Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee. He has been one of GCEAR’s independent directors since March 2016. Mr. Sanders also serves as an independent director on the board of directors of GAHR III, a position he has held since February 2014. Since March 2013, Mr. Sanders has served as the Co-Founder, President and Chief Investment Officer of PREDEX Capital Management, a registered investment adviser. Mr. Sanders has also served as the Co-Founder and Chief Executive Officer of Mission Realty Advisors, the majority owner of PREDEX Capital Management and provider of advisory and equity capital raising services to institutional quality real estate operators, since February 2011. From March 2009 to March 2010, Mr. Sanders served as Chief Executive Officer of Steadfast Capital Markets Group, where he managed the development and registration of Steadfast Income REIT, a non-traded REIT, and oversaw the development of that company’s FINRA registered managing broker-dealer. From November 2004 to March 2009, Mr. Sanders served as President of CNL Fund Advisors Company in Orlando, where he created and managed a global REIT mutual fund, and served as President of CNL Capital Markets, which focused on wholesale distribution of non-traded REITs and private placements plus ongoing servicing of thousands of investors. Prior to joining CNL, Mr. Sanders served from 2000 to 2004 as a Managing Director with AIG Global Real Estate Investment Corp. in New York, where he managed product development and capital formation for several international real estate funds for large institutional investors investing in Europe, Asia and Mexico. From 1997 to 2000, Mr. Sanders was the Executive Managing Director for CB Richard Ellis Investors where he was involved in product development and placement with institutional investors. From 1991 to 1996, Mr. Sanders served as the Director of Real Estate Investments for Ameritech Pension Trust, where he managed a $1.5 billion real estate portfolio within the $13 billion defined benefit plan. Mr. Sanders has also previously served on the board of directors of both the Pension Real Estate Association and the National Association of Real

Estate Investment Trusts, where he was Co-Chairman of its Institutional Investor Committee. He has also served on the board of directors of several non-profits. Mr. Sanders has been a frequent speaker at trade association events and other forums over his entire career. Mr. Sanders received a B.A. in History from the University of Virginia and an M.B.A. from Stanford Business School. He attended Officer Candidate School and served for over four years in the Navy, attaining the rank of Lieutenant.

Mr. Sanders was selected to serve as a director of the Combined Company because Mr. Sanders’ decades of experience in the real estate industry, including as a director of a non-traded REIT, and his significant experience raising equity capital are expected to bring valuable insight to the Combined Company Board.

Samuel Tang is one of GCEAR’s independent directors and is the chairperson of GCEAR’s Audit Committee and a member of GCEAR’s Compensation Committee and Capital Committee. He has been one of GCEAR’s independent directors since March 2016. Mr. Tang has over 25 years of experience in private equity and real estate investing. From 2008 to the present, Mr. Tang has been a Managing Partner of TriGuard Management LLC, an entity which he cofounded and which acquires private equity fund-of-funds in the secondary market and serves as a platform for other private equity investment businesses. He is also a co-founder and Managing Partner of Montauk TriGuard Management Inc. since 2004 to the present, where he is responsible for sourcing, analyzing, structuring, and closing the acquisition of private equity funds in the secondary market. From 1999 to 2004, Mr. Tang was Managing Director, Equities, of Pacific Life Insurance Company, where he co-chaired the workout committee to maximize recovery on bond investments and worked on various strategic and direct equity investments. Before joining Pacific Life Insurance Company, from 1989 to 1999, he was a Managing Partner at The Shidler Group, a specialized private equity firm focused on finance, insurance and real estate companies. Mr. Tang was also previously a Manager in Real Estate Consulting with KPMG Peat Marwick Main and a Senior, CPA with Arthur Young. Mr. Tang has an M.B.A. in Finance from the University of California, Los Angeles and a B.S. in Accounting from the University of Southern California. Mr. Tang also currently serves in leadership positions, including as a member of the board of directors with several private equity fund advisory, corporate and charitable entities.

Mr. Tang was selected to serve as a director of the Combined Company because Mr. Tang’s extensive experience in the private equity and real estate industries are expected to bring valuable insight to the Combined Company Board.

Richard H. Dozer has served as one of CCIT II’s independent directors and a member of CCIT II’s audit committee since June 2017, and has served as a member of CCIT II’s valuation, compensation and affiliate transactions committee and as chairman of CCIT II’s nominating and corporate governance committee since August 2018. He is the retired Chairman of GenSpring Family Office—Phoenix, a leading wealth management firm for ultra-high net worth families, where he served from May 2008 until January 2013. Prior to this role, Mr. Dozer served as a principal of CDK Partners, a real estate development and investment company, from 2006 until 2008. Mr. Dozer served as President of the Arizona Diamondbacks Major League Baseball team from its inception in 1995 until 2006, and Vice President and Chief Operating Officer of the Phoenix Suns National Basketball Association team from 1987 until 1995. Early in his career, he was an audit manager with Arthur Andersen LLP (“Arthur Andersen”). Mr. Dozer currently serves as the chairman of the board of directors of Blue Cross Blue Shield of Arizona, as chairman of the board of directors and as a member of the audit committee and compensation committee of Viad Corp (NYSE:VVI). From September 2017 until March 2019, Mr. Dozer served as a director and audit and finance committee member of the board of directors of Knight Swift Transportation Holdings, Inc. (NYSE: KNX). Mr. Dozer previously served as a director, the chairman of the board and audit committee, and as a member of the compensation committee and nominating and governance committee of Swift Transportation Company (NYSE:SWFT) prior to the merger with Knight Transportation, as a member of the board of directors, audit committee and finance committee of Apollo Education Group, Inc. (Nasdaq: APOL) from 2011 until it was taken private in February of 2017, and as a member of the board of directors of Meridian Bank and Nortrust of Arizona. Mr. Dozer is presently or has previously served on many charitable and civic boards, including Teach for America in Phoenix, Arizona; Greater Phoenix Valley of the Sun Convention and

Visitors Bureau; Greater Phoenix Leadership; Greater Phoenix Economic Council; Arizona State University Dean’s Counsel of 100; Arizona State University MBA Advisory Council; and Valley of the Sun YMCA. Mr. Dozer holds a B.S. degree in business administration and accounting from the University of Arizona and is a former certified public accountant.

Mr. Dozer was selected to serve as a director of the Combined Company because his extensive and varied experience in real estate development and investment, accounting and public company governance matters are expected to bring valuable insight to the Combined Company Board.

P. Anthony Nissley has served as one of CCIT II’s independent directors and the chairman of CCIT II’s audit committee since August 2013, and a member of CCIT II’s valuation, compensation and affiliate transactions committee since August 2018. Since January 2013, Mr. Nissley has been self-employed as a consultant with TD Global Consulting, LLC. From 2002 to July 2012, Mr. Nissley served as a tax partner of PricewaterhouseCoopers, LLP (“PwC”), with the Industry Services Group. While at PwC, he was a member and sector leader of PwC’s national utility tax practice. From 1995 to 2002, Mr. Nissley was a partner of Arthur Andersen, where he served in client service and advisory partner roles on numerous multinational public company engagements. He also served in Arthur Andersen’s Office of Federal Tax Services where he participated in corporate rulings and transaction-planning activities. Prior to joining Arthur Andersen, Mr. Nissley served as an IRS Agent and as an attorney in the IRS Office of Chief Counsel (Technical) in the National Office of the IRS, where he was responsible for issuing private letter rulings in the mergers and acquisitions and consolidated return areas. Mr. Nissley has authored a number of articles on mergers and acquisitions matters for tax-related publications, and has been a speaker at legal and tax conferences. Mr. Nissley is a member of the board of directors for the Juvenile Diabetes Research Foundation, Phoenix Chapter. Mr. Nissley received a B.A. from Mt. Saint Mary’s College, a J.D. from George Mason University School of Law and a Masters in Taxation from Georgetown University.

Mr. Nissley was selected to serve as a director of the Combined Company because his extensive experience in tax, accounting, mergers and acquisitions and transactional matters are expected to bring valuable insight to the Combined Company Board.

James F. Risoleo has served as one of CCIT II’s independent directors and a member of CCIT II’s audit committee since August 2013 and chairman of CCIT II’s valuation, compensation and affiliate transactions committee since August 2018. He previously served as the non-executive chairman of CCIT II’s board of directors from June 2015 to August 2018. Since January 2017, Mr. Risoleo has served as the President and Chief Executive Officer and as a member of the board of directors of Host Hotels & Resorts Inc. (NYSE: HST). He joined Host Hotels & Resorts in 1996 as Senior Vice President for Acquisitions, and was appointed Executive Vice President and Chief Investment Officer in 2000. In January 2012, he became Executive Vice President and Managing Director of Host Hotels & Resorts’ European business activities and, in 2015, Mr. Risoleo assumed leadership for all of Host Hotels & Resorts’ West Coast investment activities in addition to Europe. Prior to joining Host Hotels & Resorts, Mr. Risoleo served as Vice President, Development at Interstate Hotels Corporation and as Senior Vice President at Westinghouse Electric Corporation. He is a member of the National Association of Real Estate Investment Trusts Advisory Board of Governors, Real Estate Roundtable, American Hotel & Lodging Association Executive Committee and the U.S. Travel CEO Roundtable. He received his B.S. degree from Duquesne University, School of Business and a Juris Doctorate from Duquesne University School of Law. He holds bar admissions to the Supreme Court of Pennsylvania and United States District Court for the Western District of Pennsylvania.

Mr. Risoleo was selected to serve as a director of the Combined Company because his extensive experience as a real estate industry executive, with strong leadership, investment and finance expertise are expected to bring valuable insight to the Combined Company Board.

Executive Officers of the Combined Company

The following sets forth certain information with respect to each of the persons who, in accordance with the Merger Agreement, are expected to serve as executive officers of the Combined Company immediately following the consummation of the REIT Merger:

Name	Age	Position
Kevin A. Shields	62	Chairman of the Combined Company Board and Executive Chairman

Michael J. Escalante	60	Chief Executive Officer, President and Director

Javier F. Bitar	59	Chief Financial Officer and Treasurer

Howard S. Hirsch	54	Chief Legal Officer and Secretary

Louis K. Sohn	45	Managing Director, Acquisitions & Corporate Finance

Scott Tausk	61	Managing Director, Asset Management

Nina Momtazee Sitzer	53	Executive Vice President and General Counsel

Bryan K. Yamasawa	53	Chief Accounting Officer

Julie A. Treinen	61	Managing Director, Asset Management

Travis W. Bushman	43	Managing Director, Asset Management

Mark Chrisman	49	Managing Director, Asset Management

David J. Congdon	60	Managing Director, Corporate Strategy

Craig J. Phillips	60	Managing Director, Industrial Properties

Kevin A. Shields is GCEAR’s Executive Chairman and the Chairman of the GCEAR Board and has been an officer and director since November 2013. Additional information regarding Mr. Shields is provided above under “—Combined Company Board.”

Michael J. Escalante is GCEAR’s Chief Executive Officer, President and a director. He has been GCEAR’s President since its formation, a director since February 2015, and its Chief Executive Officer since April 2019. Additional information regarding Mr. Escalante is provided above under “—Combined Company Board.”

Javier F. Bitar is GCEAR’s Chief Financial Officer and Treasurer, and has served in that capacity since June 2016. Mr. Bitar served as Chief Financial Officer and Treasurer of EA-1 from June 2016 to April 2019. Mr. Bitar has over 33 years of commercial real estate related accounting and financial experience, including over 20 years of senior management-level experience. Mr. Bitar has been involved in over $11 billion of real estate transactions. Prior to joining GCC, from July 2014 to May 2016, Mr. Bitar served as the Chief Financial Officer of New Pacific Realty Corporation, a real estate investment and development company. From January 2014 to July 2014, Mr. Bitar served as the Proprietor of JB Realty Advisors, a real estate consulting and advisory company. From July 2008 to December 2013, Mr. Bitar served as the Chief Operating Officer of Maguire Investments, where he was responsible for overseeing operating and financial matters for the company’s real estate investment and development portfolio. Mr. Bitar also served as Senior Investment Officer at Maguire Properties, Inc. from 2003 to 2008 and as Partner and Senior Financial Officer at Maguire Partners from 1987 to 2003. Mr. Bitar graduated Magna Cum Laude from California State University, Los Angeles, with a Bachelor of Business Administration degree and is a Certified Public Accountant in the State of California.

Howard S. Hirsch is GCEAR’s Chief Legal Officer and Secretary, positions he has held since April 2019. From June 2014 to April 2019, Mr. Hirsch served as GCEAR’s Vice President and Secretary. Mr. Hirsch served as Chief Legal Officer and Secretary of EA-1 from December 2018 to April 2019. Prior to that, he served as EA-1’s Vice President and Assistant Secretary from January 2015 until December 2018. Mr. Hirsch served as Vice

President and Assistant Secretary of GIA Real Estate Fund from January 2015 to March 2020; and as Vice President and Assistant Secretary of GIA Credit Fund from January 2017 to March 2020. Mr. Hirsch served as Vice President and General Counsel—Securities of GCC from June 2014 until December 2018. He also served as a member of the investment committee of the advisor of GIA Credit Fund until March 2020. Prior to joining GCC in June 2014, Mr. Hirsch was a shareholder at the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC. From July 2007 through the time he joined Baker Donelson in April 2009, Mr. Hirsch was counsel at the law firm of Bryan Cave LLP. Prior to joining Bryan Cave LLP, from July 1999 through July 2007, Mr. Hirsch worked at the law firm of Holland and Knight LLP, where he was an associate and then a partner. Mr. Hirsch has over 20 years of experience in public securities offerings, SEC reporting, corporate and securities compliance matters, and private placements. He previously handled securities, transactional and general corporate matters for various publicly-traded and non-traded REITs. Mr. Hirsch’s experience also includes registrations under the Securities Act and the Investment Company Act, reporting under the Exchange Act, and advising boards of directors and the various committees of public companies. He has counseled public companies on corporate governance best practices and compliance matters, and has represented issuers on SEC, FINRA, and “Blue Sky” regulatory matters in connection with registrations of public offerings of non-traded REITs and real estate partnerships. He also has experience representing broker dealers on various FINRA compliance matters. Mr. Hirsch earned his B.S. degree from Indiana University and his J.D. degree from The John Marshall Law School in Chicago, Illinois.

Louis K. Sohn is GCEAR’s Managing Director, Acquisitions & Corporate Finance and has held that position since April 2019. From December 2018 to April 2019, Mr. Sohn was the Managing Director, Acquisitions & Corporate Finance of EA-1. Mr. Sohn joined GCC in 2006 as Vice President—Acquisitions and became Senior Vice President—Acquisitions in January 2012 and Director—Acquisitions in December 2014 until he resigned from GCC in December 2018 in connection with EA-1’s self-administration transaction. Mr. Sohn oversees our property acquisitions in the Western United States. He is responsible for our corporate finance functions, including the development and maintenance of our strategic business plan, in collaboration with the executive leadership team. During Mr. Sohn’s more than 20-year career in real estate, he has been responsible for over $8 billion of transactional volume including participating in numerous property acquisitions, debt placement, investment sales and note sale assignments. Prior to joining GCC, Mr. Sohn was an Associate Director with Holliday Fenoglio Fowler where he was instrumental in launching the firm’s note sale advisory business. Prior to Holliday Fenoglio Fowler, Mr. Sohn was an Associate with Secured Capital Corp. in Los Angeles. Mr. Sohn began his real estate career as an Analyst with Column Financial, a securitized lender, in 1997. Mr. Sohn earned his B.S. in Economics from the Wharton School of the University of Pennsylvania.

Scott A. Tausk is GCEAR’s Managing Director, Asset Management and has held that position since April 2019. From December 2018 to April 2019, Mr. Tausk was the Managing Director, Asset Management of EA-1. Mr. Tausk joined GCC in 2013 as Managing Director—Asset Management until he resigned from GCC in December 2018 in connection with EA-1’s self-administration transaction. Mr. Tausk has over 22 years of asset management experience, including 13 years as Managing Director of Asset and Portfolio Management for Transwestern Investment Company, where he led the execution of active business plans, including property repositioning, leasing, and operating efficiency across a 15 million square foot portfolio. In addition to asset management experience, Mr. Tausk has experience with real estate development, construction management, and third-party property management. Mr. Tausk earned a B.S. in Civil Engineering from Purdue University and an MBA from the University of Chicago’s Booth School of Business. Mr. Tausk is a registered Professional Engineer (inactive) and a licensed Real Estate Managing Broker (active) in the state of Illinois.

Nina Momtazee Sitzer is GCEAR’s Executive Vice President and General Counsel and has held those positions since June 2019. From December 2011 until she joined GCEAR, Ms. Sitzer was a partner in the real estate department at the law firm of DLA Piper LLP (US) in Chicago, Illinois. From 1994 until she joined DLA Piper, Ms. Sitzer was at Katten Muchin Rosenman in Chicago, Illinois, where she was also a partner in the real estate group. Ms. Sitzer has over 28 years of experience in a broad range of commercial real estate transactions, including asset and portfolio acquisitions and dispositions, development, secured financing arrangements, ground leases, management and leasing agreements, and space leasing transactions. Ms. Sitzer earned her B.A. from Emory University in Atlanta, Georgia, studied at the London School of Economics and Political Science, and earned her J.D. degree from Northwestern University Pritzker School of Law in Chicago, Illinois.

Bryan K. Yamasawa is GCEAR’s Chief Accounting Officer and has served in that capacity since August 2019. Mr. Yamasawa served as Chief Accounting Officer of GCC from April 2015 to December 2018. In December 2018, he became a direct employee of GCEAR. Mr. Yamasawa is also the Chief Accounting Officer of GRECO and has served in that capacity since December 2018. Mr. Yamasawa has nearly 30 years of experience related to domestic/international accounting and financial reporting, real estate investment trust tax matters, cash management, SOX compliance and assisting with acquisitions/ dispositions, debt financing and other capital market transactions. From January 2014 to April 2015, Mr. Yamasawa served as Senior Vice President—Finance at Turner Impact Capital, LLC, a real estate private equity company. From September 2006 to August 2013, Mr. Yamasawa served as Vice President of Accounting and Finance at Alexandria Real Estate Equities, Inc., a publicly listed commercial real estate investment company. From December 2002 to September 2006, Mr. Yamasawa served as Senior Manager—Financial Reporting at Westfield America, Inc., a retail shopping center real estate investment trust subsidiary of a previously Australian publicly listed company. Mr. Yamasawa began his career in the Audit and Advisory Business Services group of Ernst & Young, LLP, where he spent over nine years providing services to public and private clients. Mr. Yamasawa graduated from California State University, Los Angeles, with a Bachelor of Business Administration and is a Certified Public Accountant in the State of California.

Julie A. Treinen is GCEAR’s Managing Director, Asset Management and has held that position since April 2019. From November 2013 to April 2019, she was GCEAR’s Vice President—Asset Management. Ms. Treinen was the Vice President—Asset Management of EA-1 from its formation until April 2019. Ms. Treinen joined GCC in September 2004 until she resigned from GCC in December 2018 in connection with EA-1’s self-administration transaction. Before joining GCC, Ms. Treinen was a Vice President at Cornerstone Real Estate Advisers, Inc., a Hartford-based, SEC-registered real estate investment and advisory firm with $4.6 billion of assets under management. During her five years at Cornerstone, Ms. Treinen managed the acquisition diligence of approximately 1.2 million square feet of existing assets totaling $238 million, the development of five apartment joint venture projects totaling $152 million, and the disposition of five properties totaling $125 million. Ms. Treinen was also the senior asset manager for a $400 million portfolio of office, industrial and apartment investments. Prior to joining Cornerstone, from 1996 to 1999, Ms. Treinen was Director, Field Production at Northwestern Mutual Life in Newport Beach where she initiated, negotiated, and closed three development projects totaling over $100 million and three mortgage originations totaling over $100 million, and acquired four existing assets totaling over $50 million. Prior to joining Northwestern, from 1989 to 1996, Ms. Treinen was a Vice President at Prudential Realty Group in Los Angeles. Over the course of her seven-year tenure at Prudential, Ms. Treinen originated over $235 million in new commercial mortgage loans, structured and negotiated problem loan workouts, note sale and foreclosures totaling over $140 million and managed a portfolio of office, industrial and apartment investments totaling approximately $500 million. Prior to the real estate industry, Ms. Treinen spent several years in finance and as a certified public accountant. Ms. Treinen holds an M.B.A. degree from the University of California at Berkeley, and a B.A. degree in Economics from the University of California at Los Angeles.

Travis W. Bushman is GCEAR’s Managing Director, Asset Management and has held that position since January 2020. From December 2018 to January 2020, he was GCEAR’s Senior Vice President, Asset Management. Mr. Bushman held that same position at GCC from January 2015 to December 2018. He was also the Vice President, Asset Management of GCC from October 2008 until December 2014. From August 2004 to September 2008, Mr. Bushman served as Vice President and Associate-Acquisitions for Argus Realty Investors, a real estate investment management company specializing in tenant-in-common investments, private exchange programs and real estate funds. During his four years at Argus, Mr. Bushman was involved in the acquisition and due diligence of over $800 million of commercial real estate transactions throughout the United States. Prior to Argus, Mr. Bushman was the Senior Information Manager for CB Richard Ellis in Orange County, California

from December 1999 to July 2004. Mr. Bushman earned his B.A. in Economics from the University of Southern California.

Mark Chrisman is GCEAR’s Managing Director, Asset Management and has held that position since January 2020. From December 2018 to January 2020, he was GCEAR’s Senior Vice President, Asset Management. Mr. Chrisman held that same position at GCC from July 2017 to December 2018. During Mr. Chrisman’s more than 23-year career in commercial real estate, he has been a principal in over $2 billion in transactions, and has been integrally involved in many aspects of the industry, including asset management, acquisitions and dispositions, fund and portfolio management, and technology development. From October 2008 to June 2017, Mr. Chrisman was founder and CEO of MWC Partners and Real Integrated Technology, LLC. The firms combined to provide executive-level commercial real estate consulting, as well as created several commercial real estate focused technology products and services. Prior to forming MWCP and RIT, Mr. Chrisman was the Executive Vice President with Grubb & Ellis Realty Advisors, the investment management arm of Grubb & Ellis Company, from January 2006 to January 2008. He was involved in fundraising and tasked with the establishment and execution of the opportunistic investment strategy in office and industrial assets, asset management of acquired assets, and day-to-day responsibility for the operation of the fund. Prior to joining Grubb, Mr. Chrisman was with Trizec Properties, Inc., the second largest publicly-traded U.S. office REIT, from August 1997 to December 2005. At Trizec, Mr. Chrisman was Vice President of Capital Transactions responsible for the identification and acquisition of new office properties and operating companies, as well as the disposition of existing portfolio properties within several primary and secondary markets. Mr. Chrisman was instrumental in developing and executing the strategic repositioning of the company’s portfolio from 2002 to 2004. Prior to joining Trizec, Mr. Chrisman was with retail REIT General Growth Properties, and an asset manager for private retail developer Equity Properties and Development, L.P. A member of the Mortgage Bankers Association, Real Estate Investment Advisory Counsel, Urban Land Institute, CoreNet and a current board member of Real Integrated Technology, LLC, Mr. Chrisman earned his B.A. in Finance and Real Estate from the Ohio State University and received his M.B.A. from the University of Chicago, Booth School of Business.

David J. Congdon is GCEAR’s Managing Director, Corporate Strategy and has held that position since June 2019. During Mr. Congdon’s more than 30-year career in real estate investment, he has led teams and operating partners, raised and deployed capital, and managed portfolios and assets on behalf of institutional and high net worth investors. Prior to joining GCEAR, Mr. Congdon worked at Hines Interests Limited Partnership, where he served as Senior Managing Director and Fund Manager—Investment Management from January 2004 to January 2018, and as Senior Investment Officer and Vice President from May 1998 to December 2003. As Hines’ Senior Managing Director and Fund Manager—Investment Management, Mr. Congdon was responsible for the creation and management of Hines’ U.S. Office Value Added Funds, three discretionary investment vehicles with over $1.2 billion of equity seeking to acquire office buildings with value added opportunities. He was also instrumental in developing and executing the investment strategy on behalf of a single institutional investor which led to the commitment of over $2.0 billion of equity in the acquisition and development of core and value-added investments between May 1998 and December 2001. Prior to joining Hines, Mr. Congdon worked at the Lend Lease Real Estate Investments (the Yarmouth Group), where he served as Executive Vice President—Capital Transactions and Dispositions Group Head from June 1993 to April 1998, and as Vice President—Office Asset Management from August 1989 to May 1993. Prior to the Yarmouth Group, Mr. Congdon was an Associate—Real Estate Investment Banking Group with First Boston Corporation from August 1987 to July 1989. Mr. Congdon began his real estate investment career as an Assistant Treasurer—Real Estate Finance and Institutional Banking Divisions with the Chase Manhattan Bank, in August 1982. Mr. Congdon earned his B.A. in Economics from Trinity College and received his M.B.A. from the Wharton School of the University of Pennsylvania.

Craig J. Phillips is GCEAR’s Managing Director, Industrial Properties and has held that position since September 2019. During Mr. Phillips’ more than 30-year career in real estate development and construction, he has completed nearly $1 billion in commercial real estate projects and delivered over 7,000,000 square feet of Class A facilities throughout the Midwestern and Western United States. Prior to joining GCEAR, from July

2015 to November 2018, Mr. Phillips served as Vice President, Acquisitions at ML Realty Partners, LLC, where he sourced and identified new industrial acquisitions, redevelopments, and land for new speculative development throughout core Chicago, Illinois industrial real estate submarkets. Prior to joining ML, Mr. Phillips worked at HSA Commercial Real Estate, where he served as Executive Vice President, Development from February 2008 to June 2015. Over the course of his eight-year tenure at HSA, Mr. Phillips led, evolved, managed, and executed national industrial development strategies through new speculative, build-to-suit, redevelopment, and infill projects. Prior to HSA, Mr. Phillips was a Partner and Regional Vice President with Seefried Industrial Properties from 2003 to 2007, and President, Development with MTI Construction Services, LLC from 1993 to 2003. Prior to 1993, Mr. Phillips worked in Project Development with DJ Velo & Company and served as Development Project Manager with Katell Properties. An active member of the Society of Industrial and Office Realtors, the National Association for Industrial and Office Parks, the Association of Industrial Real Estate Brokers, and the Green Building Council—Chicago, Illinois Chapter, Mr. Phillips earned his B.S. in Industrial Engineering from Northwestern University and received his M.B.A.—Real Estate & Finance from the University of California at Los Angeles, Anderson School of Management. Mr. Phillips is a licensed Illinois Real Estate Managing Broker and a Leadership in Energy and Environmental Design Accredited Professional.

Portfolio of the Combined Company

On a pro forma basis as of September 30, 2020, the Combined Company would have had:

•	total real estate value of $5.4 billion;

•	125 properties in 26 states comprised of approximately 31.0 million square feet;

•

properties that were 90% leased, on a weighted average basis, with a remaining weighted average lease term of 7.0 years, with no tenant representing more than 3.2% of the net rents of the Combined Company (and with the top 10 tenants comprising, collectively, approximately 24% of the net rents);

•

60% of portfolio net rent from properties leased to tenants and/or guarantors who have, or whose non-guarantor parent companies have, investment grade or what GCEAR’s management believes are generally equivalent ratings; and

•	Approximately 100% payment of July-September rent.

Portfolio Statistics (as of September 30, 2020)
	GCEAR	CCIT II	Combined Company
Properties/States	99 / 25	26 / 12	125 / 26
Square Feet (in millions)	27.1	3.9	31
Portfolio Occupancy	88.5%	99.6%	89.9%
Tenant Concentration(1)	28.1%	68.5%	24.0%
Total Real Estate Value (in billions)(2)	$4.3	$1.1	$5.4
Asset Type(3)
Office Net Lease	83.4%	96.4%	86.1%
Industrial Net Lease	16.6%	3.6%	13.9%

(1)	Based on the percent of annualized rental income as of September 30, 2020 attributable to the top ten tenants.
(2)	Based on most recent third-party appraisals.
(3)	Based on net rental payments for the 12-month period subsequent to September 30, 2020.

Management of the Combined Company

GCEAR is currently self-managed and, following the Mergers, the Combined Company will be self-managed. The Combined Company will rely significantly upon the contributions and expertise of GCEAR’s current executive officers, as well as other key members of the management team and personnel, who will continue as executive officers of the Combined Company following the consummation of the Mergers. As of September 30, 2020, GCEAR had 43 employees. See “—Combined Company Board” and “—Executive Officers of the Combined Company” beginning on page 128 and 134, respectively, for additional information.

The Combined Company will continue to conduct its business through the GCEAR Operating Partnership and GRECO.

MATERIAL PROPERTIES

CCIT II Material Properties

As of September 30, 2020, CCIT II had two properties with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets. The following table shows certain key information with respect to such properties:

Property	Location	Purchase Date	Total Purchase Price(1)	Mortgage Debt Outstanding at September 30, 2020(2)
Green Mountain Coffee Roasters (Phase I)(3)	Burlington, MA	6/30/2014	$39,400,000	$—
Green Mountain Coffee Roasters (Phase II)(3)	Burlington, MA	8/18/2015	119,839,200	—
Freeport-McMoRan(4)	Phoenix, AZ	11/4/2014	110,000,000	—

(1)	Purchase price does not include acquisition related expenses.
(2)	Mortgage debt outstanding is net of deferred financing costs associated with the loans for each individual property listed in the table.
(3)

The Phase I property is comprised of a single-tenant office building with 150,673 square feet and the Phase II property is comprised of a single-tenant office building with 280,560 square feet. CCIT II holds these properties in fee simple.

(4)	The property is comprised of eight and one-half floors of a 26-story office building with 249,012 square feet that is 99% leased to Freeport Minerals Corporation.

CCIT II believes its material properties are suitable for their present and intended purposes, and CCIT II has no plans for any significant renovations, improvements or development of such properties. CCIT II also believes its material properties are adequately insured.

For U.S. federal income tax purposes, CCIT II depreciates buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for a 40-year property and a straight-line method, half-year convention for all other properties. The following table sets forth, for the year ended December 31, 2019, certain real estate tax information for each of its material properties:

Property	Federal Tax Basis	2019 Realty Taxes	2019 Realty Tax Rate
Green Mountain Coffee Roasters (Phase I)	$32,308,000	$218,049	2.32%
Green Mountain Coffee Roasters (Phase II)	98,268,144	573,038	3.38%
Freeport-McMoRan	112,750,000	63,377	0.03%

Green Mountain Coffee Roasters—Keurig Green Mountain, Inc. (Phase I)

The following is a schedule of historical average monthly occupancy of the Green Mountain Coffee Roasters (Phase I) property for each of the last five years:

Year ended December 31,	Average Monthly Occupancy	Average Monthly Rent(1)
2015	100%	$219,731
2016	100%	219,731
2017	100%	219,731
2018	100%	228,736
2019	100%	229,149

(1)	Average monthly rent is based upon the effective rental income after considering the effect of vacancies, concessions and write-offs.

The following table sets forth the principal provisions of the leases of tenants occupying 10% or more of the rentable square footage of the Green Mountain Coffee Roasters (Phase I) property:

Tenant	Industry	Lease Expiration	Annualized Rent(1) (in thousands)	% of Annualized Rent	Rentable Square Feet	% of Occupied Square Feet	Renewal Option
Green Mountain Coffee	Wholesale	11/14/2029	$2,787	100%	150,673	100%	Yes	(2)

Total			$2,787	100%	150,673	100%

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

(2)	The lease will automatically renew for four additional five-year terms, unless notice is provided by the tenant at least 15 months prior to the end of the then current term.

The following table sets forth the lease expirations for leases of the Green Mountain Coffee Roasters (Phase I) property for the next 10 years, assuming that tenants do not exercise any renewal options or early termination options:

Year of Lease Expiration	Number of Tenants	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Rent(1) (in thousands)	% of Annualized Rent Expiring	Annualized Rent Per Occupied Square Foot
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
2029	1	150,673	100%	$2,787	100%	$18.50
Thereafter	—	—	—	—	—	—

Total Occupied	1	150,673	100%	$2,787	100%	$18.50

Vacant	—	—	—	—	—	—

Total	1	150,673	100%	$2,787	100%	$18.50

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

Green Mountain Coffee Roasters—Keurig Green Mountain, Inc. (Phase II)

The following is a schedule of historical average monthly occupancy of the Green Mountain Coffee Roasters (Phase II) property for each of the last five years:

Year ended December 31,	Average Monthly Occupancy	Average Monthly Rent(1)
2015	100%	$699,062
2016	100%	699,062
2017	100%	699,062
2018	100%	699,062
2019	100%	710,752

(1)	Average monthly rent is based upon the effective rental income after considering the effect of vacancies, concessions and write-offs.

The following table sets forth the principal provisions of the leases of tenants occupying 10% or more of the rentable square footage of the Green Mountain Coffee Roasters (Phase II) property:

Tenant	Industry	Lease Expiration	Annualized Rent(1) (in thousands)	% of Annualized Rent	Rentable Square Feet	% of Occupied Square Feet	Renewal Option
Green Mountain Coffee	Wholesale	11/14/2029	$8,740	100%	280,560	100%	Yes	(2)

Total			$8,740	100%	280,560	100%

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

(2)	The lease will automatically renew for four additional five-year terms, unless notice is provided by the tenant at least 15 months prior to the end of the then current term.

The following table sets forth the lease expirations for leases of the Green Mountain Coffee Roasters (Phase II) property for the next 10 years, assuming that tenants do not exercise any renewal options or early termination options:

Year of Lease Expiration	Number of Tenants	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Rent(1) (in thousands)	% of Annualized Rent Expiring	Annualized Rent Per Occupied Square Foot
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
2029	1	280,560	100%	$8,740	100%	$31.15
Thereafter	—	—	—	—	—	—

Total Occupied	1	280,560	100%	$8,740	100%	$31.15

Vacant	—	—	—	—	—	—

Total	1	280,560	100%	$8,740	100%	$31.15

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

Freeport-McMoRan

The following table sets forth the principal provisions of the leases of tenants occupying 10% or more of the rentable square footage of the Freeport-McMoRan property:

Tenant	Industry	Lease Expiration	Annualized Rent(1) (in thousands)	% of Annualized Rent	Rentable Square Feet	% of Occupied Square Feet	Renewal Option
Freeport-McMoRan Corp.	Mining & Natural Resources	5/16/2027	$9,251	100%	249,012	99%	Yes	(2)

Total			$9,251	100%	249,012	99%

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

(2)	The lease contains an option for the tenant to renew the lease on up to two occasions, each for a five-year term.

The following table sets forth the lease expirations for leases of the Freeport-McMoRan property for the next 10 years, assuming that tenants do not exercise any renewal options or early termination options:

Year of Lease Expiration	Number of Tenants	Square Feet of Expiring Leases	% of Square Feet Expiring	Annualized Rent(1) (in thousands)	% of Annualized Rent Expiring	Annualized Rent Per Occupied Square Foot
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	—	—	—	—	—	—
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	1	246,012	99%	$9,251	99%	$37.53
2028	—	—	—	—	—	—
2029	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total Occupied	1	246,012	99%	$9,251	99%	$37.53

Vacant	—	2,522	1%	—	1%	—

Total	1	248,534	100%	$9,251	100%	$37.53

(1)

Represents gross monthly base rent, as of September 30, 2020, multiplied by twelve. The amount reflects total cash rent before abatements. Where applicable, annualized rent has been grossed up by adding annualized expense reimbursements to base rent.

The following is a schedule of historical average monthly occupancy of the Freeport-McMoRan property for each of the last five years:

Year ended December 31,	Average Monthly Occupancy	Average Monthly Rent(1)
2015	100%	$646,914
2016	98.8%	663,585
2017	99.8%	699,383
2018	100%	726,469
2019	99%	739,935

(1)	Average monthly rent is based upon the effective rental income after considering the effect of vacancies, concessions and write-offs.

GCEAR Material Properties

As of September 30, 2020, GCEAR did not have any properties with rental revenue equal to or greater than 10% of its total revenue or a purchase price equal to or greater than 10% of its total assets.

THE CCIT II SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from CCIT II stockholders for use at the CCIT II Special Meeting. This proxy statement/prospectus and accompanying form of proxy are first being mailed to CCIT II stockholders on or about December [         ], 2020.

Timing, Format and Purpose of the CCIT II Special Meeting

The CCIT II Special Meeting will be a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/CCITII2021SM, commencing at 10:00 a.m. Pacific Time on February 23, 2021, to consider and vote on the REIT Merger Proposal, the CCIT II Charter Amendment Proposal and the CCIT II Adjournment Proposal, which are described in greater detail in the section “Proposals Submitted to CCIT II Stockholders” in this proxy statement/prospectus.

GCEAR stockholders are not voting on the proposals to be voted on at the CCIT II Special Meeting.

Recommendation of the CCIT II Board

Based on the unanimous recommendation of the CCIT II Special Committee of the proposals to be voted on at the CCIT II Special Meeting, the CCIT II Board recommends that CCIT II stockholders vote “FOR” each of such proposals. For the reasons for these recommendations, see the section “The Mergers—Recommendation of the CCIT II Board and Its Reasons for the Mergers” in this proxy statement/prospectus.

Record Date

All holders of record of shares of CCIT II Common Stock at the close of business on December 8, 2020, the record date for the CCIT II Special Meeting, are entitled to notice of, and to vote at, the CCIT II Special Meeting and any adjournment or postponement of the CCIT II Special Meeting.

Each share of CCIT II Common Stock owned as of the close of business on the record date entitles its holder to cast one vote on each proposal at the CCIT II Special Meeting for which it is eligible to be voted. As of the record date, there were 67,139,129 shares of CCIT II Common Stock outstanding and entitled to vote at the CCIT II Special Meeting held by approximately 13,141 holders of record.

Required Vote; Quorum

Approval of each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal requires the affirmative vote of a majority of all of the outstanding shares of CCIT II Class A Common Stock and CCIT II Class T Common Stock, voting together as a single class, entitled to be cast on such proposals as of the close of business on the record date. Any shares of CCIT II Common Stock not voted (whether by abstention, broker non-vote or otherwise) will have the same effect as votes against each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal.

Approval of the CCIT II Adjournment Proposal requires the affirmative vote of a majority of all of the votes cast on such proposal at the CCIT II Special Meeting. Any shares of CCIT II Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on the CCIT II Adjournment Proposal.

Regardless of the number of shares of CCIT II Common Stock you own, your vote is very important. Please complete, sign, date and promptly return the enclosed proxy card today or authorize a proxy to vote your shares by phone or Internet.

The CCIT II Charter and CCIT II Bylaws provide that the presence, in person via the live webcast or by proxy, of stockholders entitled to cast at least 50% of all of the votes entitled to be cast at such meeting constitutes a quorum. Shares that are voted, shares abstaining from voting and broker non-votes are treated as being present at the CCIT II Special Meeting for purposes of determining whether a quorum is present.

No business may be conducted at the CCIT II Special Meeting if a quorum is not present at the CCIT II Special Meeting, other than the proposal to adjourn the CCIT II Special Meeting to solicit additional proxies. Pursuant to the CCIT II Bylaws, if such quorum is not established at the CCIT II Special Meeting, the chair of the meeting may adjourn the CCIT II Special Meeting sine die or from time to time not more than 120 days after the original record date without notice other than announcement at the meeting.

Manner of Submitting a Proxy

CCIT II stockholders may vote for or against or abstain from voting on the proposals submitted at the CCIT II Special Meeting in person via the live webcast or by proxy. CCIT II stockholders can authorize a proxy in the following ways, within the required timeframes described below:

•	Internet. CCIT II stockholders may submit a proxy over the Internet by following the “Vote by Internet” instructions on the enclosed proxy card.

•	Telephone. CCIT II stockholders may submit a proxy by following the “Vote by Phone” instructions on the enclosed proxy card.

•	Prepaid Mail. CCIT II stockholders may submit a proxy by completing, signing, dating and returning their proxy card or voting instruction card in the preaddressed, postage-paid envelope provided.

CCIT II stockholders should refer to their proxy cards or the information forwarded by their bank, broker or other nominee to see which options for authorizing a proxy are available to them.

Proxies submitted by prepaid mail must be received by CCIT II prior to the vote at the CCIT II Special Meeting in order for such shares to be counted at the CCIT II Special Meeting. The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow them to confirm that their instructions have been properly recorded. If you submit a proxy over the Internet or by telephone, then you need not return a written proxy card or voting instruction card by mail. The Internet and telephone facilities available to record holders will close at 11:59 p.m. Eastern Time on February 22, 2021. For CCIT II stockholders who hold their shares through a bank, broker or other nominee, the Internet or telephone facilities available to such holders, if any, may close sooner than those for record holders.

The method by which CCIT II stockholders submit a proxy will in no way limit their right to vote at the CCIT II Special Meeting if they later decide to attend the meeting and vote online via the live webcast. If shares of CCIT II Common Stock are held in the name of a bank, broker or other nominee, CCIT II stockholders must obtain a proxy, executed in their favor, from the bank, broker or other nominee, to be able to vote online at the CCIT II Special Meeting.

All shares of CCIT II Common Stock entitled to vote and represented by properly completed proxies received prior to the CCIT II Special Meeting, and not revoked, will be voted at the CCIT II Special Meeting as instructed on the proxies. If CCIT II stockholders of record return properly executed proxies but do not indicate how their shares of CCIT II Common Stock should be voted on a proposal, the shares of CCIT II Common Stock represented by their properly executed proxy will be voted as the CCIT II Board recommends and therefore, (i) “FOR” the REIT Merger Proposal, (ii) “FOR” the CCIT II Charter Amendment Proposal and (iii) “FOR” the CCIT II Adjournment Proposal.

Shares Held in “Street Name”

If CCIT II stockholders hold shares of CCIT II Common Stock in an account of a bank, broker or other nominee and they wish to vote such shares, they must return their voting instructions to the bank, broker or other nominee.

If CCIT II stockholders hold shares of CCIT II Common Stock in an account of a bank, broker or other nominee and desire to vote online via the live webcast of the CCIT II Special Meeting, they must obtain a “legal proxy”

from such bank, broker or other nominee in advance of the CCIT II Special Meeting. Such “legal proxy” will identify such CCIT II stockholder as the beneficial owner of shares of CCIT II Common Stock and will authorize such person to vote such shares.

Attending and Voting at the CCIT II Special Meeting

Registered and beneficial holders of CCIT II Common Stock as of the record date, or their authorized proxy, are entitled to attend the CCIT II Special Meeting online via live webcast.

To attend the CCIT II Special Meeting, stockholders should visit www.virtualshareholdermeeting.com/CCITII2021SM and enter the 16-digit control number included on their proxy card (for stockholders of record) or included with their voting instruction form provided by their bank, broker or other nominee (for CCIT II stockholders that hold shares in street name). Eligible CCIT II stockholders may log into the CCIT II Special Meeting website and enter their control number beginning 15 minutes before the commencement of the CCIT II Special Meeting. The meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the CCIT II Special Meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

If there are technical difficulties during the CCIT II Special Meeting (e.g., a temporary or prolonged power outage), the meeting may be promptly reconvened (if the technical difficulty is temporary) or may be adjourned and reconvened on a later day (if the technical difficulty is more prolonged). In any situation, CCIT II will promptly notify stockholders via the website audio operator. If a CCIT II stockholder encounters technical difficulties accessing the CCIT II Special Meeting or asking questions during the CCIT II Special Meeting, a support line will be available on the login page of the CCIT II Special Meeting website.

In the event technical issues prevent the chair of the CCIT II Special Meeting from hosting the CCIT II Special Meeting within 30 minutes of the time for which the meeting was called, the meeting will be adjourned, and details pertaining to the reconvened date can be found on CCIT II’s investor relations website (https://www.cimgroup.com/investment-strategies/individual/for-shareholders).

Instructions on how to attend and participate online at the CCIT II Special Meeting, including how to demonstrate proof of stock ownership, ask questions and vote, are posted at www.virtualshareholdermeeting.com/CCITII2021SM.

Abstentions and Broker Non-Votes; Failure to Vote

If a CCIT II stockholder that holds shares through a bank, broker or other nominee does not provide voting instructions to such nominee, such shares will NOT be voted and will be considered broker non-votes. An abstention occurs when a CCIT II stockholder attends the CCIT II Special Meeting, whether by proxy or in person via the live webcast, but abstains from voting.

Abstentions and broker non-votes will be counted in determining the presence of a quorum. Abstentions and broker non-votes, if any, will have the same effect as votes AGAINST each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal. Abstentions and broker non-votes will have no effect on the CCIT II Adjournment Proposal.

If a CCIT II stockholder does not attend the CCIT II Special Meeting, whether by proxy or in person via the live webcast, the shares held by such person will not be counted in determining the presence of a quorum. A failure to vote shares of CCIT II Common Stock will have the same effect as votes AGAINST each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal, and will have no effect on the CCIT II Adjournment Proposal.

Revocation of Proxies or Voting Instructions

CCIT II stockholders of record may change their vote or revoke their proxy at any time before it is exercised at the CCIT II Special Meeting by:

•

delivering, before the CCIT II Special Meeting commences, to CCIT II’s Secretary (at CCIT II’s executive offices at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•

delivering, before the CCIT II Special Meeting commences, to CCIT II’s Secretary (at CCIT II’s executive offices at 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016), a properly executed proxy relating to the same shares of CCIT II Common Stock that bears a later date than the previous proxy;

•	duly submitting a subsequently dated proxy relating to the same shares of CCIT II Common Stock by telephone or via the Internet before 11:59 p.m. Eastern Time on February 22, 2021; or

•	attending the CCIT II Special Meeting online via live webcast and voting such shares during the CCIT II Special Meeting as described above.

Attending the CCIT II Special Meeting without voting will not revoke your proxy. CCIT II stockholders who hold shares of CCIT II Common Stock in an account of a bank, broker or other nominee may revoke their voting instructions by following the instructions provided by their bank, broker or other nominee.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from CCIT II stockholders is made on behalf of the CCIT II Board. CCIT II will pay the cost of soliciting proxies from CCIT II stockholders. CCIT II has contracted with Broadridge Financial Solutions, Inc. to assist CCIT II in the distribution of proxy materials and the solicitation of proxies. CCIT II expects to pay Broadridge Financial Solutions, Inc. fees of approximately $80,000 to solicit proxies, plus certain printing, mailing and administrative fees. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of CCIT II Common Stock of record for beneficial owners for forwarding to such beneficial owners. CCIT II will also reimburse persons representing beneficial owners for their reasonable out-of-pocket expenses for forwarding the solicitation material to such owners.

CCIT II Adjournment Proposal

In addition to the approval of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal, CCIT II stockholders are also being asked to approve a proposal to approve any adjournments of the CCIT II Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal, if necessary or appropriate. If the CCIT II Adjournment Proposal is approved, the CCIT II Special Meeting may be adjourned to any date not more than 120 days after the original record date and, in accordance with the Merger Agreement, not more than 30 days after the date for which the CCIT II Special Meeting was originally scheduled.

If the CCIT II Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, CCIT II stockholders who already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned CCIT II Special Meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the various voting options with respect to the CCIT II Special Meeting, please contact CCIT II’s proxy solicitor, Broadridge Financial Solutions, Inc. by telephone at 1-855-325-6676.

PROPOSALS SUBMITTED TO CCIT II STOCKHOLDERS

Proposal 1: The REIT Merger Proposal

CCIT II stockholders are asked to consider and vote on a proposal to approve the REIT Merger pursuant to the Merger Agreement. For a summary and detailed information regarding this proposal, see the information about the REIT Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in the sections “The Mergers” and “The Merger Agreement” in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of the REIT Merger Proposal is a condition to the consummation of the REIT Merger. If this proposal is not approved, the Mergers, including the REIT Merger, will not be completed.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCIT II Class A Common Stock and CCIT II Class T Common Stock, voting together as a single class, entitled to vote on such proposal as of the close of business on the record date.

Recommendation of the CCIT II Board

The CCIT II Board recommends that CCIT II stockholders vote “FOR” the REIT Merger Proposal.

Proposal 2: The CCIT II Charter Amendment Proposal

CCIT II stockholders are asked to consider and vote on a proposal to approve the CCIT II Charter Amendment that, if adopted, would delete from the CCIT II Charter the restrictions and requirements related to Roll-Up Transactions. The CCIT II Charter provides, among other things, that CCIT II stockholders who vote against a proposal to approve a Roll-Up Transaction are entitled to either (1) accept the securities of the Roll-Up Entity offered in the Roll-Up Transaction or (2) at the option of the person sponsoring the Roll-Up Transaction, either (a) remain holders of CCIT II Common Stock and preserve their interests therein on the same terms and conditions as existed previously or (b) receive cash in an amount equal to the stockholder’s pro rata share of the appraised value of CCIT II’s net assets. In addition, under the CCIT II Charter, CCIT II would be prohibited from participating in any Roll-Up Transaction (i) that would result in CCIT II stockholders having voting rights in a Roll-Up Entity that are less than those provided in the CCIT II Charter, (ii) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor, (iii) in which investors’ rights to access of records of the Roll-Up Entity will be less than those provided in the CCIT II Charter, or (iv) in which any of the costs of the Roll-Up Transaction would be borne by CCIT II if the Roll-Up Transaction was rejected by CCIT II stockholders. A copy of the CCIT II Charter Amendment is attached to this proxy statement/prospectus as Annex B.

The REIT Merger would constitute a Roll-Up Transaction under the CCIT II Charter. Pursuant to the Merger Agreement, approval of the CCIT II Charter Amendment Proposal is a condition to the consummation of the Mergers. If this proposal is not approved, the Mergers will not be completed.

Vote Required

Approval of this proposal requires the affirmative vote of the holders of a majority of all of the outstanding shares of CCIT II Class A Common Stock and CCIT II Class T Common Stock, voting together as a single class, entitled to vote on such proposal as of the close of business on the record date.

Recommendation of the CCIT II Board

The CCIT II Board recommends that CCIT II stockholders vote “FOR” the CCIT II Charter Amendment Proposal.

Proposal 3: The CCIT II Adjournment Proposal

CCIT II stockholders are being asked to consider and vote on a proposal to approve any adjournments of the CCIT II Special Meeting for the purposes of soliciting additional proxies if there are not sufficient votes at the meeting to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal, if necessary or appropriate, as determined by the chair of the CCIT II Special Meeting. If the CCIT II Adjournment Proposal is approved, the CCIT II Special Meeting may be adjourned to any date not more than 120 days after the original record date and, in accordance with the Merger Agreement, not more than 30 days after the date for which the CCIT II Special Meeting was originally scheduled. Among other things, approval of the CCIT II Adjournment Proposal could mean that, even if CCIT II had received proxies representing a sufficient number of shares voted against either the REIT Merger Proposal or the CCIT II Charter Amendment Proposal to defeat the proposal, CCIT II could adjourn the CCIT II Special Meeting without a vote on the applicable proposal and seek to convince the holders of those shares to change their votes to votes in favor of the applicable proposal. If the CCIT II Special Meeting is postponed or adjourned for the purpose of soliciting additional proxies, CCIT II stockholders who already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned CCIT II Special Meeting.

If there are insufficient votes at the CCIT II Special Meeting to approve the REIT Merger Proposal or the CCIT II Charter Amendment Proposal, CCIT II intends to move to vote on the CCIT II Adjournment Proposal. CCIT II does not intend to move to a vote on the CCIT II Adjournment Proposal if each of the REIT Merger Proposal and the CCIT II Charter Amendment Proposal is approved by the requisite number of shares at the CCIT II Special Meeting.

Vote Required

Approval of the CCIT II Adjournment Proposal requires the affirmative vote of a majority of all votes cast on such proposal at the CCIT II Special Meeting. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote on the CCIT II Adjournment Proposal.

Notwithstanding the CCIT II Adjournment Proposal, pursuant to Maryland law, the CCIT II Special Meeting may not be postponed or adjourned to a date that is more than 120 days from the original record date for the CCIT II Special Meeting.

Recommendation of the CCIT II Board

The CCIT II Board recommends that CCIT II stockholders vote “FOR” the CCIT II Adjournment Proposal.

No Other Business

In accordance with the Merger Agreement, the CCIT II Special Meeting has been called exclusively for the purpose of seeking approval of the REIT Merger Proposal, the CCIT II Charter Amendment Proposal and the CCIT II Adjournment Proposal, and no other business may be properly brought before the CCIT II Special Meeting (or any adjournment or postponement of the CCIT II Special Meeting).

THE MERGERS

The following is a description of the material aspects of the Mergers. While GCEAR and CCIT II believe that the following description covers the material terms of the Mergers, the description may not contain all of the information that is important to GCEAR stockholders and CCIT II stockholders. GCEAR and CCIT II encourage GCEAR stockholders and CCIT II stockholders to carefully read this entire proxy statement/prospectus, including the Merger Agreement and the other documents attached to this proxy statement/prospectus, for a more complete understanding of the Mergers.

General

The CCIT II Board, based on the unanimous recommendation of the CCIT II Special Committee, has approved the Merger Agreement, the CCIT II Charter Amendment, the Mergers and the other transactions contemplated by the Merger Agreement, based on, among other factors, the reasons described below in the section “—Recommendation of the CCIT II Board and Its Reasons for the Mergers.” In the REIT Merger, CCIT II will merge with and into Merger Sub, with Merger Sub continuing as the REIT Surviving Entity. CCIT II stockholders will receive REIT Merger Consideration described below under “The Merger Agreement—REIT Merger Consideration.”

Background of the Mergers

Following the February 2020 U.S. outbreak of COVID-19, CIM, the parent entity to the manager to several non-traded REITs, undertook a review of the actual and anticipated effects of the pandemic on the real estate industry, and developed action plans for the REITs in light of the pandemic that addressed, among other matters, impacts on tenants and rent collection, the ability to service debts and obtain future financing and the management of cash flows and expenses. In connection with this undertaking, CIM perceived that smaller REITs, already impacted disproportionately by developments and market dislocations in the real estate industry, including those impacting retail real estate, were likely to suffer more significantly from the economic and social conditions resulting from the pandemic as compared to larger, more diversified REITs. In light of this, CIM determined to explore with the respective boards of directors of the smaller REITs that it manages, namely CCIT II, Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and Cole Credit Property Trust V (“CCPT V”), a possible combination with the larger CMFT.

At separate special meetings of the CMFT board of directors (the “CMFT Board”), the CCIT II Board and the board of directors of each of CCIT III and CCPT V held on March 31, 2020, Mr. Richard S. Ressler, a director of CCIT II and a representative of each CCO Group affiliate that serves as manager to such REITs, discussed with the respective boards of directors CCO Group’s views regarding each company’s respective strategic position and CCO Group’s belief that REITs with larger, more diversified portfolios would be better able to adapt to and weather the effects of the pandemic by executing on opportunities for enhancing stockholder value under current market conditions in the real estate sector. Mr. Ressler also discussed with each of such boards of directors the possibility of a combination of CMFT, CCIT II, CCIT III and CCPT V.

Between April 2020 and June 2020, to assist each of CCIT II, CCIT III and CCPT V and their respective board of directors, CCO Group communicated with various investment banks regarding, among other things, their respective experiences with similar non-traded REIT combinations, and conveyed this information to the prospective special committee members for each of CCIT II, CCIT III and CCPT V.

On May 26, 2020 and May 27, 2020, as applicable, the board of directors of each of CMFT, CCIT II, CCIT III and CCPT V held separate regular meetings at which Mr. Ressler provided an update regarding management’s evaluation of a potential combination of CMFT, CCIT II, CCIT III and CCPT V. Mr. Ressler reiterated management’s belief that REITs with larger, more diversified portfolios, particularly those with moderate leverage, are likely to fare better in the COVID-19 environment because they are better positioned to maintain and attract credit, pursue available market opportunities and have more options for liquidity events than smaller entities. Mr. Ressler described CCO Group’s preliminary assessment of a combination of CMFT, CCIT II, CCIT III and CCPT V, which suggested the pro forma entity would have approximately $5.5 billion of total assets, significant portfolio diversification, strong weighted-average lease terms and attractive credit quality and leverage ratios. These characteristics of the pro forma entity were seen as not only enabling the Combined Company to better endure the pandemic, but also positioning it to thrive post-pandemic with the flexibility and scale to pursue multiple investment strategies. The board of directors of each of CMFT, CCIT II, CCIT III and CCPT V asked management to continue evaluating such a combination.

At the May 26, 2020 and May 27, 2020 meetings, the boards of directors of each of CMFT, CCIT II, CCIT III and CCPT V discussed with their respective management the appropriateness of a special committee of independent and disinterested directors of each REIT to evaluate a proposed combination, and management suggested that the REITs coordinate so that no director of any REIT would be on more than one special committee with respect to the proposed transactions. After discussion at their respective meetings, each of the REIT boards of directors identified one or more independent and disinterested directors who could be considered for a special committee of that board of directors for purposes of evaluating the proposed combination, with the CCIT II Board identifying Messrs. Richard H. Dozer, Calvin E. Hollis, P. Anthony Nissley and James F. Risoleo as potential members of a special committee.

On May 28, 2020, representatives of CCIT II Advisor interviewed a representative of Latham & Watkins LLP (“Latham & Watkins”) as a potential representative for the CCIT II Special Committee regarding such firm’s experience with the sale of public companies and with public non-traded REITs. On May 29, 2020, the prospective members of the CCIT II Special Committee determined to engage Latham & Watkins as outside legal counsel for the CCIT II Special Committee on the basis of their correspondence with representatives of CCIT II Advisor and their previous experiences working with Latham & Watkins, which had historically served as counsel to the independent directors of CCIT II. During this time, representatives of Latham & Watkins delivered independence questionnaires to each of the prospective members of the CCIT II Special Committee to evaluate each such director’s independence with respect to a potential transaction involving CMFT. Based on responses to the questionnaires, it was confirmed that such directors were independent and disinterested in connection with a potential transaction involving CMFT.

From June 10, 2020 to June 16, 2020, the prospective members of the CCIT II Special Committee held separate telephonic meetings to consider potential financial advisors to assist the CCIT II Special Committee in its evaluation of a potential transaction involving CMFT. Each of the potential advisors had extensive experience with public non-traded REITs.

By unanimous written consent dated June 19, 2020, the CCIT II Board formally formed the CCIT II Special Committee, comprised solely of Richard H. Dozer, P. Anthony Nissley and James F. Risoleo, all of whom were independent from CMFT and disinterested with respect to the proposed combination with CMFT, and none of whom were being appointed to the special committee of the CMFT Board (the “CMFT Special Committee”) or the special committees of either CCIT III or CCPT V that were being formed for the purpose of evaluating the potential transaction. The CCIT II Special Committee was authorized to review, consider, investigate, and, if deemed appropriate by the CCIT II Special Committee, negotiate a potential transaction involving CMFT, including the potential impact of other transactions between CMFT and one or more of CCIT III and CCPT V, and determine if such transaction between CMFT and CCIT II would be in the best interests of CCIT II and its stockholders. Mr. Dozer was appointed chairman of the CCIT II Special Committee. The CCIT II Board vested the CCIT II Special Committee with authority and delegated to the CCIT II Special Committee the power to, among other things, take any and all actions the CCIT II Special Committee deemed necessary, advisable or appropriate in connection with, or in response to, any potential transaction involving CMFT and to recommend to the CCIT II Board whether any potential transaction involving CMFT is in the best interests of CCIT II and the CCIT II stockholders.

On June 22, 2020, the CCIT II Special Committee held a telephonic meeting with representatives of Latham & Watkins to discuss the potential financial advisors, including their respective public, non-traded REIT experience and potential conflicts of interest. In particular, the CCIT II Special Committee discussed certain investment banking and financial services that Truist Securities or its affiliates had provided to CCIT II, CCPT V and certain affiliates of CIM, which relationships the prospective members of the CCIT II Special Committee did not believe would interfere with Truist Securities’ ability to provide objective financial advice in connection with a potential transaction involving CMFT. Shortly thereafter, the prospective members of the CCIT II Special Committee engaged Truist Securities to act as its financial advisor in connection with the proposed combination with CMFT, which engagement was formalized in an executed engagement letter on July 6, 2020.

On June 25, 2020, CCIT II received from Sullivan & Cromwell LLP, counsel to the CMFT Special Committee (“Sullivan & Cromwell”), a form of confidentiality agreement that would permit the sharing of confidential information by and among CMFT, CCIT II, CCIT III and CCPT V on a confidential basis.

On June 26, 2020, CCIT II received a letter from CMFT (the “Indication of Interest”), which outlined CMFT’s initial non-binding proposal for the key terms of the proposed combination with CMFT, contemplating:

•	a stock-for-stock merger at a fixed exchange ratio to be based on their relative NAVs per share as of June 30, 2020;

•

a customary fiduciary out for CCIT II to permit the CCIT II Special Committee and CCIT II Board to effect a change in recommendation for the proposed merger or to terminate the proposed merger, subject to the payment to CMFT of a termination fee;

•	matching rights for CMFT in the event CCIT II receives a superior proposal from another potential buyer; and

•	closing conditions consisting of approval by the CCIT II stockholders, effectiveness of a registration statement, delivery of certain tax opinions and other customary conditions.

CMFT also confirmed that it was also evaluating similar combinations with each of CCIT III and CCPT V based on each company’s relative NAV per share as of June 30, 2020, but that its proposal to CCIT II was not conditioned on such other potential transactions.

On July 2, 2020, representatives of each of Truist Securities and Barclays Capital Inc., financial advisor to the CMFT Special Committee (“Barclays”), held a telephonic meeting to discuss transaction protocols and preliminary logistics regarding a potential combination.

On July 6, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities. The CCIT II Special Committee again discussed with its advisors the investment banking, financial advisory and lending relationships that Truist Securities and its affiliates had with CCIT II, CMFT and their respective affiliates. The CCIT II Special Committee also discussed the Truist Securities draft engagement letter, which engagement letter was unanimously approved by the CCIT II Special Committee, and Latham & Watkins reviewed with the CCIT II Special Committee the duties of directors under Maryland law. The CCIT II Special Committee also discussed with the assistance of its advisors the key terms of CMFT’s initial proposal for the key terms of the proposed combination with CMFT, including the terms set forth in the Indication of Interest, noting in particular the lack of any premium to CCIT II’s estimated NAV per share as of June 30, 2020 as part of the exchange ratio to be used in the proposed combination with CMFT and the need for CCIT II to conduct a post-signing market check for alternative acquisition proposals.

On July 8, 2020, representatives of Latham & Watkins received from representatives of Sullivan & Cromwell an initial draft merger agreement providing for a combination of CMFT and CCIT II. The initial draft merger agreement contained certain terms favorable to CMFT, including a no-shop provision (without the opportunity for CCIT II to solicit alternative acquisition proposals from third parties), a termination fee payable by CCIT II under certain circumstances, limited representations and warranties of CMFT and limited interim operating restrictions on CMFT.

On July 9, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss, among other things, (i) current market conditions and potential benefits of a potential transaction with CMFT, (ii) potential strategic alternatives to a transaction with CMFT, (iii) the Latham & Watkins engagement letter, which engagement letter was unanimously approved by the CCIT II Special Committee, and (iv) the confidentiality agreement proposed to be entered into by CCIT II with each of CMFT, CCIT III and CCPT V to facilitate mutual due diligence in connection with a proposed combination of the REITs, which form of confidentiality agreement was unanimously approved by the CCIT II Special Committee.

Following the meeting of the CCIT II Special Committee, representatives of Truist Securities held a telephonic meeting with representatives of Barclays on July 9, 2020 to discuss the Indication of Interest.

On July 10, 2020 and July 13, 2020, CCIT II executed and delivered to the respective counterparties confidentiality agreements between CCIT II and each of CMFT, CCIT III and CCPT V.

On July 13, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss, among other things, procedural expectations with respect to the evaluation of the CMFT Merger and certain key terms of the draft merger agreement providing for a combination of CMFT and CCIT II, including the lack of a “go shop” provision, CMFT’s rights to a termination fee and closing conditions.

During the course of the negotiations of the merger agreement providing for a combination of CMFT and CCIT II, at the direction of the CCIT II Special Committee, representatives of Latham & Watkins had periodic and ongoing conversations with representatives of Miles & Stockbridge P.C. and Goodwin Procter LLP (“Goodwin Procter”), counsels to the special committee of the board of directors of CCIT III and CCPT V, respectively. These conversations focused on the status and terms of the respective transaction documents for each REIT, including the draft merger agreement, and ongoing negotiations with CMFT and its advisors regarding such documentation. Periodically, representatives of Latham & Watkins, at the direction of the CCIT II Special Committee, conferred with representatives of Miles & Stockbridge P.C. and Goodwin Procter on common responses to deal terms where the interests of CCIT II, CCIT III and CCPT V aligned.

On July 14, 2020, representatives of Latham & Watkins, Sullivan & Cromwell and Miles & Stockbridge P.C. and Goodwin Procter, counsel for the special committee of the board of directors of each of CCIT III and CCPT V, respectively, held a telephonic meeting to discuss the process regarding negotiating the merger agreements, timing expectations and certain due diligence matters.

On July 17, 2020, representatives of Truist Securities and representatives of Barclays held a telephonic meeting to discuss the process for the exchange and review of financial and other information related to the proposed combination of CMFT and CCIT II and related matters.

From July 20, 2020 to August 3, 2020, the CCIT II Special Committee held three telephonic meetings, together with representatives of Latham & Watkins and Truist Securities, to discuss (i) the status of Latham & Watkins’ legal due diligence review of CMFT and Truist Securities’ financial analysis of the proposed combination, (ii) certain risks of the proposed combination between CMFT and CCIT II, such as obligations under existing financing arrangements and potential termination fees under CMFT’s management agreement and the CCIT II Advisory Agreement and (iii) the potential impact on the value of the proposed combination to CCIT II and its stockholders resulting from the potential consummation of a combination of CMFT and each of CCIT III and CCPT V. The CCIT II Special Committee directed Latham & Watkins and Truist Securities to continue their reviews of CMFT and the proposed combination in order to identify appropriate counterproposal terms, including an appropriate premium to CCIT II’s estimated NAV per share as of June 30, 2020.

On July 23, 2020, representatives of Latham & Watkins held a telephonic meeting with representatives of Sullivan & Cromwell to discuss ongoing transaction negotiations, as well as timing of disclosure schedules and diligence.

On July 24, 2020, representatives of Truist Securities held telephonic meetings with representatives of each of Barclays and CCIT II Advisor regarding certain financial information related to the proposed combination of CMFT and CCIT II.

On July 28, 2020, representatives of Barclays and CMFT management presented to the CCIT II Special Committee and representatives of Latham & Watkins and Truist Securities regarding certain key benefits of the proposed combination of CMFT, CCIT II, CCIT III and CCPT V.

On July 29, 2020, representatives of Barclays discussed with representatives of Truist Securities a forthcoming response from CCIT II to the economic terms of CMFT’s initial proposal with respect to the proposed combination between CCIT II and CMFT.

On July 30, 2020, representatives of Truist Securities and representatives of Barclays held a telephonic meeting to discuss certain information as of June 30, 2020 contained in third party valuation reports of CCIT II and each of the other REITs (each, a “Valuation Report”).

On July 30, 2020 and July 31, 2020, representatives of Truist Securities discussed their ongoing review of financial information related to the proposed combination of CMFT and CCIT II in separate telephonic meetings with representatives of Barclays and CCIT II Advisor.

On August 3, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, during which the CCIT II Special Committee discussed with its advisors certain risks involved with a combination of CMFT and CCIT II and the implied exchange ratio of 1.360x offered by CMFT, based on the midpoint of the range of estimated NAV per share for each of CMFT and CCIT II as of June 30, 2020 as set forth in the Valuation Reports, and considered proposing instead an exchange ratio within the range of 1.507x to 1.643x, which represented a 10% to 20% premium to CCIT II’s NAV per share, plus an extra $0.08 per share in light of the higher termination fee in CMFT’s management agreement. Following the discussion, the CCIT II Special Committee directed Truist Securities to propose to Barclays an exchange ratio of 1.643x, which represented a 20% premium to CCIT II’s NAV per share, based on the midpoints of the ranges of NAV per share for each of CMFT and CCIT II as of June 30, 2020 set forth in the Valuation Reports, plus an extra $0.08 per share.

On August 5, 2020, representatives of Truist Securities previewed with representatives of Barclays the CCIT II Special Committee’s response to CMFT’s initial economic proposal with respect to the proposed combination with CMFT. Later that day, representatives of Truist Securities and representatives of CCIT II Advisor held a telephonic meeting to discuss financial information with respect to the proposed transaction.

On August 6, 2020, as directed by the CCIT II Special Committee, representatives of Truist Securities delivered to representatives of Barclays CCIT II’s proposal for a 1.643x exchange ratio.

On August 7, 2020, the CCIT II Special Committee held telephonic meetings, together with representatives of Latham & Watkins and Truist Securities, to discuss the key provisions contained in the initial draft merger agreement providing for a combination of CMFT and CCIT II received from CMFT, as well as Latham & Watkins’ proposed responses. In particular, the CCIT II Special Committee focused on (i) the necessity of adding a “go shop” provision, during which CCIT II would be permitted to conduct a “market check” by soliciting acquisition proposals from third parties for 45 days following signing of the merger agreement, (ii) an appropriate termination fee, including a lower termination fee in the event the merger agreement is terminated in connection with a Superior Proposal, Adverse Recommendation Change or certain other matters related to the “go shop” and no-solicitation provisions of the merger agreement, (iii) fewer termination events that could trigger the payment of such termination fees, (iv) additional closing conditions for the receipt of required lender consents in connection with the proposed combination with CMFT and (v) obtaining certainty on the value of the consideration to be received by CCIT II stockholders in the proposed combination with CMFT by the expansion of CMFT’s representations and warranties and interim operating restrictions to more closely mirror those of CCIT II. At such meeting, Truist Securities, Latham & Watkins and the CCIT II Special Committee also discussed potential proposals with respect to termination fees, and the CCIT II Special Committee determined to initially propose a 1% “go shop” termination fee and 2.5% full termination payment. The CCIT II Special Committee then authorized and directed Latham & Watkins to send the revised draft merger agreement reflecting the proposed changes as discussed with the CCIT II Special Committee to Sullivan & Cromwell promptly following the meeting. Also on August 7, 2020, representatives of Truist Securities and representatives of Barclays held a telephonic meeting to discuss CCIT II’s 1.643x exchange ratio proposal, during which representatives of Barclays provided representatives of Truist Securities with the initial feedback from the CMFT Special Committee regarding the 1.643x exchange ratio proposed by CCIT II on August 6, 2020 to the effect that although a premium of some kind to CCIT II’s NAV was appropriate, the 20% premium proposed by CCIT II was excessive.

On August 9, 2020, representatives of Truist Securities and Mr. Dozer discussed the CMFT Special Committee’s initial feedback regarding the 1.643x exchange ratio proposed by CCIT II on August 6, 2020.

On August 10, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss the CMFT Special Committee’s initial feedback on the CCIT II Special Committee’s proposal, the process and preparation of Truist Securities’ opinion as to the fairness, from a financial point of view, of the exchange ratio in the proposed combination with CMFT to be rendered to the CCIT II Special Committee and updates on certain diligence items.

Also on August 10, 2020, representatives of Barclays conveyed to representatives of Truist Securities that the CMFT Special Committee was prepared to offer a 1.426x exchange ratio, which represented a 5% premium to CCIT II stockholders based on the relative midpoints of the ranges of estimated NAVs per share of each of CMFT and CCIT II as of June 30, 2020 set forth in the Valuation Reports.

On August 11, 2020, the CMFT Board, based on the recommendation of a valuation committee comprised of the independent directors of CMFT, including the directors on the CMFT Special Committee, unanimously approved an estimated NAV per share of CMFT of $7.31, equal to the approximate midpoint of the estimated range of NAV of CMFT as of June 30, 2020 set forth in the Valuation Report for CMFT.

Also on August 11, 2020, the CCIT II Board, based on the recommendation of a valuation committee comprised of the independent directors of CCIT II, including the members of the CCIT II Special Committee, unanimously approved an estimated NAV per share of CCIT II of $9.97, equal to the approximate midpoint of the estimated range of NAV of CCIT II as of June 30, 2020 set forth in the Valuation Report for CCIT II (the “CCIT II NAV Per Share”).

On August 13, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss certain due diligence matters and the CMFT Special Committee’s counterproposal of a 1.426x exchange ratio. Following discussion among the CCIT II Special Committee with the assistance of its advisors, the CCIT II Special Committee directed representatives of Truist Securities to deliver to representatives of Barclays an exchange ratio counterproposal of 1.549x, which represented a 14% premium to the CCIT II NAV Per Share. Later that day, representatives of Truist Securities delivered the CCIT II Special Committee’s proposal to representatives of Barclays.

Also on August 13, 2020, representatives of Truist Securities held separate telephonic meetings with representatives of CCIT II Advisor to discuss certain financial information related to the proposed combination of CMFT and CCIT II and with representatives of Barclays to discuss certain business plans of the Combined Company.

On August 14, 2020, representatives of Barclays provided representatives of Truist Securities with the counterproposal of the CMFT Special Committee of an exchange ratio of 1.467x, which represented an 8% premium to the CCIT II NAV Per Share.

On August 16, 2020, representatives of Latham & Watkins received from representatives of Sullivan & Cromwell a revised draft of the merger agreement providing for a combination of CMFT and CCIT II.

On August 17, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss the ongoing negotiations with CMFT, including CMFT’s latest counterproposal of a 1.467x exchange ratio in response to CCIT II’s counterproposal of a 1.549x exchange ratio on August 13, 2020. Following discussion among the CCIT II Special Committee with the assistance of its advisors, the CCIT II Special Committee directed representatives of Truist Securities to deliver a counterproposal to representatives of Barclays of a 1.508x to 1.521x exchange ratio, which represented an 11% to 12% premium to the CCIT II NAV Per Share. During the meeting, representatives of Latham & Watkins also reported on the status of discussions with Sullivan & Cromwell regarding the open issues in the latest draft of the merger agreement providing for a combination of CMFT and CCIT II that was received from Sullivan & Cromwell the prior day. Following discussion with the assistance of its advisors, the CCIT II Special Committee instructed Latham & Watkins to:

•	continue to seek to obtain more robust representations and warranties from CMFT in order to obtain certainty on the value of the consideration to be received by CCIT II stockholders;

•	continue discussions regarding certain of the outstanding debt arrangements for certain of the REITs and appropriate risk allocation in the draft merger agreement;

•	continue to seek a closing condition for required lender consents, if any; and

•

propose lower termination fees payable by CCIT II (specifically, 1% of CCIT II’s equity value for termination with respect to an offer received prior to the Go Shop Period End Time (as defined in the CMFT Merger Agreement) and 2.5% of CCIT II’s equity value following such period, compared to CMFT’s proposal of 1.75% and 3.5%, respectively) and increase the grace period after the Go Shop Period End Time during which CCIT II would be entitled to pay the lower termination payment (specifically, seven business days following the Go Shop Period End Time compared to CMFT’s proposal of three business days).

Later on August 17, 2020, representatives of Truist Securities presented to representatives of Barclays the counterproposal of the CCIT II Special Committee of an exchange ratio of between 1.508x and 1.521x.

On August 18, 2020, separate discussions regarding the premium to the CCIT II NAV Per Share to be paid by CMFT in a combination of the two companies took place between (i) Mr. Dozer, chairman of the CCIT II Special Committee, and Mr. Duncan, chairman of the CMFT Special Committee, (ii) representatives of Truist Securities and representatives of Barclays and (iii) representatives of Truist Securities and Mr. Dozer.

On August 19, 2020, representatives of Latham & Watkins sent a revised draft of the merger agreement providing for a combination of CMFT and CCIT II to representatives of Sullivan & Cromwell, which, at the direction of the CCIT II Special Committee, included the lower termination fees as discussed during the August 17th CCIT II Special Committee meeting and noted above (and further limitations around when CMFT is entitled to such termination fees), mutual closing conditions with respect to any lender consents that may be required in connection with the proposed merger, broader representations and warranties and interim operating restrictions of CMFT and certain other changes intended to protect CCIT II’s “go shop” process. Also on August 19, 2020, representatives of Barclays discussed with representatives of Truist Securities the possibility that the CMFT Special Committee could be comfortable with a 1.501x exchange ratio if proposed by the CCIT II Special Committee, which would represent a 10.5% premium to the CCIT II NAV Per Share.

On August 20, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss the ongoing negotiations with advisors to the CMFT Special Committee. Truist Securities informed the CCIT II Special Committee of its discussion with Barclays the day prior, during which Barclays had indicated the likelihood that the CMFT Special Committee would be amenable to a 1.501x exchange ratio. Following further discussion among the CCIT II Special Committee with the assistance of its advisors, the CCIT II Special Committee directed representatives of Truist Securities to deliver to representatives of Barclays a counterproposal for an exchange ratio of 1.501x. Also at the meeting, representatives of Latham & Watkins reported on the status of discussions related to and issues remaining in the draft merger agreement, including regarding any lender consents that may be required, timing considerations of the “go shop” and no solicitation provisions, termination fees and interim operating restrictions. Following the meeting, representatives of Truist Securities messaged to representatives of Barclays the CCIT II Special Committee’s proposal of a 1.501x exchange ratio, which representatives of Barclays confirmed and agreed to, on behalf of the CMFT Special Committee, later that day.

On August 21, 2020, representatives of Truist Securities and representatives of Barclays held a telephonic meeting to discuss transaction logistics and timing.

On August 23, 2020, representatives of Latham & Watkins and representatives of Sullivan & Cromwell held a telephonic meeting to discuss the open issues in the draft merger agreement providing for a combination of CMFT and CCIT II.

On August 24, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss ongoing negotiations with Sullivan & Cromwell regarding the draft merger agreement providing for a combination of CMFT and CCIT II, including negotiations regarding the post-closing composition of the CMFT Board, and the status of Truist Securities’ financial analyses with respect to a combination of CMFT and CCIT II, including if CMFT completed business combinations with CCIT III and CCPT V.

On August 26, 2020, representatives of Latham &Watkins received a calculation prepared by CCIT II Advisor of the Subordinated Performance Fee (as defined under the CCIT II Advisory Agreement) as of June 30, 2020 (the “Subordinated Performance Fee Calculation”), which calculated the Subordinated Performance Fee in connection with the CMFT Merger based on CMFT’s NAV per share, among other things, and concluded that the fee would be approximately $9.9 million. CMFT asked and CCIT II Advisor agreed to waive the Subordinated Performance Fee in connection with the CMFT Merger, but not in connection with any “Superior Proposal” CCIT II may receive in connection with the “go shop” period under the CMFT Merger Agreement.

Also, on August 26, 2020, representatives of Latham & Watkins received a revised draft of the merger agreement from representatives of Sullivan & Cromwell, which included, among other changes, higher termination fees (specifically 1.25% of CCIT II’s equity value for a termination with respect to an offer received during the “go shop” period and 3.25% of CCIT II’s equity value following such period) and the composition of the CMFT Board following consummation of the proposed combination of CMFT with each of CCIT II, CCIT III and CCPT V, which would include two Independent Directors (as defined in the CCIT II Charter) of the CCIT II Board who do not otherwise serve on the CMFT Board, with such CCIT II directors to be selected by CMFT, subject to the consent of CCIT II.

On August 27, 2020, representatives of Latham & Watkins, Sullivan & Cromwell, Goodwin Procter and Kutak Rock LLP, debt financing counsel to CMFT, held a telephonic meeting to discuss lender consents that may be required in connection with the proposed combination of CMFT with each of CCIT II, CCIT III and CCPT V pursuant to existing financing arrangements of such REITs.

Also on August 27, 2020, representatives of Latham & Watkins sent a revised draft merger agreement to representatives of Sullivan & Cromwell, based on guidance previously received by the CCIT II Special Committee, including increasing the grace period after the Go Shop Period End Time during which CCIT II would be entitled to pay the lower Go Shop Termination Payment rather than the CCIT II Termination Payment (each as defined in the CMFT Merger Agreement).

On August 28, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, to discuss the draft merger agreement. Representatives of Latham &

Watkins discussed with the CCIT II Special Committee the material terms of the negotiated merger agreement, including (i) the absence of a closing condition with respect to lender consents in light of the existing debt arrangements of the REITs and the ability to pre-pay any applicable debt and minimal potential debt breakage in the event a consent were to be required and could not be obtained, and the results of Latham & Watkins’ diligence related thereto, (ii) the “go shop” and no solicitation provisions, which were negotiated to be appropriately robust to ensure a fulsome sale process prior to the end of the 38-day “go shop” period and permit CCIT II to respond to unsolicited acquisition proposals after the end of the “go shop” period in compliance with certain limitations set forth in the draft merger agreement, (iii) continuing to seek the CCIT II Special Committee’s original proposal with respect to termination fees (specifically 1% of CCIT II’s equity value for termination with respect to an offer received prior to the end of the “go shop” period and 2.5% of CCIT II’s equity value following such period), (iv) director and officer indemnification obligations and (v) interim operating restrictions applicable to CCIT II and CMFT, among other terms. At the meeting, representatives of Latham & Watkins also presented to the CCIT II Special Committee on additional topics related to the CMFT Merger, including duties of the CCIT II Special Committee directors under Maryland law. On the same day, the members of the CCIT II Special Committee confirmed via email with Truist Securities the projections to be relied upon by Truist Securities in its financial analyses with respect to CCIT II, CMFT, CCIT III, CCPT V and the proposed CMFT Merger and opinion to the CCIT II Special Committee. Also that same day, representatives of Truist Securities held separate telephonic meetings with representatives of Barclays to discuss the materials announcing the Mergers and with representatives of CIM and CCIT II Advisor to discuss the financial projections.

On August 29, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, during which representatives of Truist Securities reviewed and discussed with the CCIT II Special Committee their preliminary financial analyses with respect to a combination of CMFT and CCIT II, including if CMFT completed business combinations with CCIT III and CCPT V.

On August 29 and August 30, 2020, representatives of Latham & Watkins and Sullivan & Cromwell exchanged drafts of the CMFT Merger Agreement in an effort to finalize terms, including with respect to (i) the amount of the Go Shop Termination Payment and CCIT II Termination Payment, which following multiple rounds of negotiation were finalized at 1% of CCIT II’s equity value and 2.5% of CCIT II’s equity value, respectively, which were the amounts originally proposed by CCIT II, (ii) increasing the minimum time period after the end of the “go shop” period when CCIT II would still only be obligated to pay the Go Shop Termination Payment (rather than the Full Termination Payment (as defined in the CMFT Merger Agreement)) for certain termination events from 12 calendar days to 10 business days and (iii) clarifying that all independent directors of CCIT II, CCIT III and CCPT V not currently serving on the CMFT Board will be elected to the CMFT Board following consummation of the Mergers and also adding that the Nominating and Corporate Governance Committee of CMFT would recommend to the CMFT Board five to seven independent directors for election to the CMFT Board at the first annual meeting of CMFT stockholders following consummation of the Mergers.

On August 30, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Truist Securities, during which representatives of Latham & Watkins reviewed the key terms of the CMFT Merger Agreement. Representatives of Truist Securities then reviewed and discussed with the CCIT II Special Committee their financial analyses with respect to a combination of CMFT and CCIT II, including if CMFT completed business combinations with CCIT III and CCPT V. Thereafter, at the request of the CCIT II Special Committee, Truist Securities rendered its oral opinion to the CCIT II Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Truist Securities in preparing its opinion, the CCIT II Exchange Ratio was fair, from a financial point of view, to CCIT II stockholders (other than holders of the Excluded Shares), which oral opinion was subsequently confirmed in writing.

Following these presentations, the CCIT II Special Committee considered various reasons to approve and recommend the CMFT Merger Agreement to the CCIT II Board for approval as well as certain countervailing factors.

After discussions with its financial and legal advisors, and in light of the reasons considered, the members of the CCIT II Special Committee unanimously adopted resolutions: (i) providing that the terms of the CCIT II Charter Amendment, the CMFT Merger, the CMFT Merger Agreement and the other transactions contemplated thereby, including the termination of the CCIT II Advisory Agreement, are fair and reasonable to CCIT II and on terms and conditions no less favorable to CCIT II than those available from unaffiliated third parties and advisable and in the best interests of CCIT II; (ii) recommending that the CCIT II Board determine that the terms of the CCIT II Charter Amendment, the CMFT Merger, the CMFT Merger Agreement and the other transactions contemplated thereby, including the termination of the CCIT II Advisory Agreement, are advisable and in the best interests of CCIT II and, with respect to the CMFT Merger, the CMFT Merger Agreement and the termination of the CCIT II Advisory Agreement, are fair and reasonable to CCIT II and on terms and conditions no less favorable to CCIT II than those available from unaffiliated third parties; (iii) recommending that the CCIT II Board authorize and approve the execution, delivery and performance of the same, subject to any stockholder approval required by law; and (iv) recommending that the CCIT II Board direct that the CMFT Merger and the CCIT II Charter Amendment be submitted to the CCIT II stockholders entitled to vote thereon for consideration, and that the CCIT II Board recommend the CCIT II stockholders approve the same.

Following the CCIT II Special Committee meeting on August 30, 2020, the CCIT II Board held a telephonic meeting, together with representatives of Latham & Watkins, Truist Securities and members of CIM management present at the request of the CCIT II Special Committee, during which representatives of Latham & Watkins reviewed certain duties of the directors under Maryland law and the key terms of the CMFT II Merger Agreement, and Mr. Dozer provided an overview of the CCIT II Special Committee’s recommendation and certain of the reasons considered by the CCIT II Special Committee in support of the CMFT Merger.

Following such presentations, the CCIT II Board unanimously adopted resolutions, among other things: (i) providing that the terms of the CCIT II Charter Amendment, the CMFT Merger, the CMFT Merger Agreement and the other transactions contemplated thereby, including the termination of the CCIT II Advisory Agreement, are fair and reasonable to CCIT II and on terms and conditions no less favorable to CCIT II than those available from unaffiliated third parties and advisable and in the best interests of CCIT II; (ii) authorizing and approving the execution, delivery and performance of the same; (iii) directing that the CCIT II Charter Amendment and CMFT Merger be submitted for consideration at a meeting of CCIT II stockholders; (iv) recommending that the CCIT II stockholders vote in favor of the approval of the CCIT II Charter Amendment and the CMFT Merger; (v) amending and restating the CCIT II Bylaws and (vi) authorizing CCIT II’s officers to take certain other actions as contemplated by the CMFT Merger Agreement, including filing this proxy statement/prospectus and suspending the CCIT II DRIP and CCIT II’s share repurchase program.

On August 30, 2020, following approval by the CCIT II Special Committee, the CCIT II Board, the CMFT Special Committee and the CMFT Board, each of CCIT II and CMFT executed the CMFT Merger Agreement and each of CCIT II and CCIT II Advisor executed the Termination Agreement. Additionally, CMFT simultaneously entered into definitive merger agreements providing for the CCIT III Merger and the CCPT V Merger (each as defined in the CMFT Merger Agreement, and together the “Other Mergers”).

On August 31, 2020, CMFT, CCIT II, CCIT III and CCPT V issued a joint press release announcing the execution of their respective merger agreements providing for the CMFT Merger, the CCIT III Merger and the CCPT V Merger, respectively.

Shortly after signing the CMFT Merger Agreement, the CCIT II Special Committee authorized and directed Truist Securities, on behalf of CCIT II and in accordance with the CMFT Merger Agreement, to solicit proposals that may lead to an Acquisition Proposal (as defined in the CMFT Merger Agreement). During the “go shop” period, Truist Securities reached out to 65 parties, including 54 financial sponsors and 11 potential strategic bidders, including GCEAR.

On August 31, 2020, representatives of Truist Securities and representatives of GCEAR briefly discussed the CCIT II portfolio and terms of the “go shop” period. On September 3, 2020, Truist Securities provided GCEAR’s management a summary of the CCIT II portfolio and a draft confidentiality agreement.

CCIT II entered into confidentiality agreements with four potential bidders, including that certain confidentiality agreement with an affiliate of GCEAR, entered into on September 11, 2020. The confidentiality agreements contained customary standstill provisions that fell away upon entry into a definitive agreement with a third party other than CMFT.

On September 11, 2020, representatives of GCEAR began conducting due diligence on CCIT II and CCIT II’s portfolio. On September 14, 2020, GCEAR engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) to act as its financial advisor in connection with the proposed transaction with CCIT II, which engagement was formalized in an executed engagement letter that was signed on October 5, 2020. On September 20, 2020, GCEAR engaged Hogan Lovells US LLP (“Hogan Lovells”) as outside legal counsel in connection with the proposed transaction with CCIT II.

Beginning in mid-September 2020, in anticipation of a potential Acquisition Proposal by GCEAR, the CCIT II Special Committee and its advisors began conducting due diligence of GCEAR. To facilitate further due diligence of GCEAR, including with respect to non-public information of GCEAR, CCIT II entered into a separate confidentiality agreement with GCEAR on September 25, 2020.

Throughout the remainder of September and into October, representatives of Truist Securities engaged in discussions with representatives of GCEAR and its advisors regarding GCEAR’s due diligence of CCIT II, GCEAR’s projections and GCEAR’s potential Acquisition Proposal.

On September 14, 2020, September 21, 2020, September 25, 2020 and September 28, 2020, the CCIT II Special Committee held telephonic meetings at which representatives of Truist Securities updated the CCIT II Special Committee regarding the status of the “go shop” process, including the active interest of GCEAR and the likelihood that it would submit an Acquisition Proposal.

On September 21, 2020, representatives of Truist Securities were informed by one of the potential strategic bidders, who entered into a confidentiality agreement with CCIT II on September 9, 2020, that it did not intend to submit a proposal to acquire CCIT II.

At a meeting of the CCIT II Special Committee on September 25, 2020, the CCIT II Special Committee discussed the prior relationships between GCEAR and each of Latham & Watkins and Truist Securities. The CCIT II Special Committee determined that, based on such prior relationships, it was prudent to engage additional legal counsel and a financial advisor with little or no such prior relationships with GCEAR. The CCIT II Special Committee interviewed and engaged Ballard Spahr LLP (“Ballard Spahr”) as additional legal counsel to the CCIT II Special Committee. The CCIT II Special Committee also interviewed potential additional financial advisors on September 25, 2020 and September 28, 2020. On September 30, 2020, the CCIT II Special Committee, as permitted by the CMFT Merger Agreement, engaged The CenterCap Group (“CenterCap”) as an additional financial advisor in connection with a potential transaction involving GCEAR.

On September 29, 2020, the GCEAR Board held a telephonic meeting, together with GCEAR’s management and representatives of Hogan Lovells, Goldman Sachs, and Barack Ferrazzano Kirschbaum & Nagelberg LLP, GCEAR’s special real estate counsel in connection with the proposed transaction, to discuss the proposed acquisition of CCIT II, including (i) certain key terms of the CMFT Merger Agreement, including the “go shop” provision, and procedural expectations with respect to the evaluation and negotiation of GCEAR’s potential acquisition of CCIT II, (ii) current market conditions and potential benefits and risks of a potential transaction with CCIT II, (iii) certain key terms of GCEAR’s potential acquisition of CCIT II, (iv) preliminary financial analyses with respect to GCEAR’s potential acquisition of CCIT II, (v) certain due diligence matters, and (vi) certain duties of directors under Maryland law. At the conclusion of such meeting, the GCEAR Board directed GCEAR’s management to continue to pursue GCEAR’s potential acquisition of CCIT II, including by submission of a proposal regarding the same to CCIT II consistent with the materials provided to the GCEAR Board by GCEAR’s management and Goldman Sachs.

On October 1, 2020, representatives of GCEAR discussed with representatives of Truist Securities the proposal GCEAR planned to submit to the CCIT II Special Committee for the acquisition of CCIT II.

Later on October 1, 2020, the CCIT II Special Committee received a preliminary non-binding expression of interest from GCEAR to acquire CCIT II in a merger transaction at an exchange ratio of 1.375x, which CCIT II determined to constitute an “Acquisition Proposal” under the CMFT Merger Agreement (as further amended, the “GCEAR Acquisition Proposal”), and on October 2, 2020, Latham & Watkins received from Hogan Lovells, on behalf of GCEAR, a draft merger agreement. From October 2, 2020 through October 7, 2020, representatives of Truist Securities, at the direction of the CCIT II Special Committee, engaged in multiple conversations with representatives of GCEAR and Goldman Sachs regarding the GCEAR Acquisition Proposal. On October 3, 2020, representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap held a telephonic meeting with representatives of GCEAR at which the GCEAR representatives presented the CCIT II Special Committee’s advisors with their views of the GCEAR Acquisition Proposal and rationale for a combination between GCEAR and CCIT II.

On October 5, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which Truist Securities and CenterCap presented an initial overview of GCEAR’s operations and the GCEAR Acquisition Proposal. Latham & Watkins then reviewed certain key terms of the draft merger agreement proposed by GCEAR, including (i) CCIT II’s responsibility for payment of the termination fee and expense reimbursement to CMFT, (ii) the lack of a proposal for including CCIT II directors on the post-closing GCEAR Board, (iii) the inclusion of representations regarding CCIT II’s compliance with the CMFT Merger Agreement and that no disposition fee is payable to CCIT II Advisor under the CCIT II Advisory Agreement in connection with the Mergers and the transactions contemplated by the Merger Agreement, which representations were treated as “fundamental representations” and therefore subject to a more exacting standard of accuracy in order for GCEAR to be required to close the transaction, and (iv) the inclusion of general representations with respect to other fees, such as the Subordinated Performance Fee, payable to CCIT II Advisor in connection with the transactions contemplated by the GCEAR Acquisition Proposal.

On October 6, 2020, at the direction of the CCIT II Special Committee, representatives of Latham & Watkins provided representatives of Hogan Lovells with a revised merger agreement, contemplating, among other things, GCEAR’s payment of the termination fee and expenses payable to CMFT upon a termination of the CMFT Merger Agreement and a revision to the representations regarding compliance with the CMFT Merger Agreement and fees payable to CCIT II Advisor under the CCIT II Advisory Agreement in connection with the Mergers and the transactions contemplated by the Merger Agreement so that they were subject to a less exacting standard of accuracy for purposes of the closing condition tied to the accuracy CCIT II’s representations and warranties.

On October 7, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which Truist Securities and CenterCap discussed their review of financial information regarding GCEAR and a comparison of the GCEAR Acquisition Proposal and the transaction negotiated with CMFT. Latham & Watkins then reviewed the CCIT II Special Committee’s obligations under the CMFT Merger Agreement with respect to the Go Shop Period End Time. Pursuant to the CMFT Merger Agreement, the CCIT II Special Committee determined, after consultation with its financial advisors and outside legal counsel, prior to the Go Shop Period End Time, that the GCEAR Acquisition Proposal would be reasonably expected to result in a Superior Proposal (as defined in the CMFT Merger Agreement) and therefore that GCEAR qualified as a Go Shop Bidder (as defined in the CMFT Merger Agreement).

Also on October 7, 2020, the CCIT II Special Committee received an updated GCEAR Acquisition Proposal with the same proposed exchange ratio of 1.375x and an updated draft merger agreement from GCEAR with certain clarifications discussed at the CCIT II Special Committee’s meeting earlier in the day. The draft merger agreement contemplated, among other things, (i) CCIT II’s responsibility for the termination fee and expenses payable to CMFT upon termination of the CMFT Merger Agreement, and (ii) treatment of the representations regarding CCIT II’s compliance with the CMFT Merger Agreement and fees payable to CCIT II Advisor under the CCIT II Advisory Agreement in connection with the Mergers and the transactions contemplated by the Merger Agreement as “fundamental representations” and therefore subject to a more exacting standard of accuracy in order for GCEAR to be required to close the transaction; however, the draft merger agreement was silent on the addition of CCIT II directors on the post-closing GCEAR Board. It also required CCIT II to schedule the amounts required to calculate the Subordinated Performance Fee that would be owed in connection with the Mergers under the terms of the CCIT II Advisory Agreement. Later that day and in accordance with the CMFT Merger Agreement, Latham & Watkins, at the CCIT II Special Committee’s direction, delivered to CMFT notice that the CCIT II Special Committee had determined that GCEAR qualified as a Go Shop Bidder and provided CMFT with the identity of GCEAR and the material terms and conditions of the GCEAR Acquisition Proposal.

Following the Go Shop Period End Time until the termination of the CMFT Merger Agreement, Latham & Watkins, on behalf of CCIT II, notified CMFT and its legal counsel of requests for information made by GCEAR to CCIT II and its representatives within 24 hours of receiving such inquiries in accordance with the CMFT Merger Agreement. During that period, Latham & Watkins also sent to CMFT and its legal counsel any changes to the GCEAR Acquisition Proposal (including providing to CMFT and its legal counsel any written transaction documentation with respect to the GCEAR Acquisition Proposal) within 24 hours after such changes.

On October 9, 2020, a representative of Latham & Watkins received a phone call from a representative of Sullivan & Cromwell during which Sullivan & Cromwell indicated that Mr. Ressler, a director on the CCIT II Board and Vice President of CCIT II Advisor, and Avraham Shemesh, Chairman of the CCIT II Board, Chief Executive Officer and President of CCIT II and President and Treasurer of CCIT II Advisor, would likely be reaching out to convene a meeting of the CCIT II Board in order to revisit the strategic rationale for the CMFT Merger, including the possibility of continuing to operate CCIT II on a standalone basis.

On October 10, 2020, representatives of Truist Securities and CenterCap had a call to discuss GCEAR’s business with representatives of Goldman Sachs and GCEAR.

Also on October 10, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Ballard Spahr, during which the CCIT II Special Committee and representatives of Latham & Watkins and Ballard Spahr discussed holding a potential CCIT II Board meeting to revisit the strategic rationale for the agreement between CCIT II and CMFT, including the possibility of continuing to operate CCIT II on a standalone basis. The members of the CCIT II Special Committee discussed the conclusion arrived at prior to entering into the CMFT Merger Agreement, that the CMFT Merger was preferable to continuing to operate CCIT II on a standalone basis, along with their belief that the CMFT Merger was the best available option for CCIT II, subject to review of potential competing offers received during the “go shop” period available under the CMFT Merger Agreement.

On October 11, 2020, the CCIT II Special Committee determined that it would be advisable to invite the other members of the CCIT II Board to a CCIT II Special Committee meeting to allow Mr. Shemesh and Mr. Ressler to discuss their views.

Later on October 11, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins and Ballard Spahr, during which the CCIT II Special Committee and representatives of Latham & Watkins and Ballard Spahr discussed the upcoming CCIT II Special Committee meeting to which the members of the CCIT II Board would be invited. The CCIT II Special Committee and representatives of Latham & Watkins and Ballard Spahr also discussed the CCIT II Special Committee directors’ duties under Maryland law and CCIT II’s charter and bylaws.

On October 12, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which representatives of GCEAR were invited to present to the CCIT II Special Committee on the GCEAR Acquisition Proposal and rationale for a combination between GCEAR and CCIT II.

Immediately following the foregoing meeting, the CCIT II Special Committee held another telephonic meeting on October 12, 2020, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap. The advisors and members of the CCIT II Special Committee were joined, at the CCIT II Special Committee’s invitation, by the other directors of the CCIT II Board. At the CCIT II Special Committee meeting, Mr. Ressler led a discussion of the rationale of the CCIT II Board concerning a potential combination with CMFT, CCIT III and CCPT V and raised the possibility of the CCIT II Special Committee considering whether a mutual termination of the CMFT Merger Agreement and the operation of CCIT II as a standalone entity would be preferable to entering into a transaction like that proposed with GCEAR.

Later on October 12, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the CCIT II Special Committee meetings earlier in the day, noting in particular the duties of directors under Maryland law and CCIT II’s obligations under the CMFT Merger Agreement. The CCIT II Special Committee concluded that it would be in the best interests of CCIT II and its stockholders to continue the CCIT II Special Committee’s evaluation of the GCEAR Acquisition Proposal to determine if it was a Superior Proposal.

On October 13, 2020, representatives of Latham & Watkins held a telephonic meeting with representatives of GCEAR and Hogan Lovells to discuss certain legal due diligence matters related to GCEAR and its operations.

Also on October 13, 2020, the CCIT II Special Committee signed a unanimous written consent setting a record date of October 13, 2020 for determining the holders of CCIT II Common Stock entitled to notice of and to vote at a special meeting of CCIT II’s stockholders on the CMFT Merger Agreement.

On October 14, 2020, representatives of CenterCap and Truist Securities received an updated preliminary Subordinated Performance Fee Calculation from CCIT II Advisor which provided that the Subordinated Performance Fee Calculation would be at least approximately $20.6 million assuming, among other things, a closing at December 31, 2020 and a valuation of CCIT II’s Assets (as defined in the CCIT II Advisory Agreement) based on a NAV per share of $12.18. CCIT II Advisor informed Truist Securities that it was still confirming such calculation.

Also on October 14, 2020, the CCIT II Special Committee and its advisors received from Barclays, financial advisor to CMFT, materials presenting the argument that the GCEAR Acquisition Proposal was not superior to the CMFT Merger.

On October 15, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the outstanding points in GCEAR’s draft merger agreement, including purchase price, post-combination composition of the GCEAR Board and responsibility for payment of the termination fees that would be payable to CMFT upon termination of the CMFT Merger Agreement. CenterCap and Truist Securities discussed with the CCIT II Special Committee potential approaches to negotiating further with GCEAR and CMFT. Representatives of Latham & Watkins also discussed with the CCIT II Special Committee the Subordinated Performance Fee under the CCIT II Advisory Agreement that would be payable in connection with a merger with GCEAR, and discussed various ambiguities associated with the calculation of the fee. At the meeting, the CCIT II Special Committee discussed with its advisors the analyses performed by CenterCap and Truist Securities of the GCEAR Acquisition Proposal and discussed potential counterproposals to GCEAR.

On October 16, 2020, representatives of Latham & Watkins requested that CCIT II Advisor provide sample calculations of Subordinated Performance Fee based on (i) the method used in the Subordinated Performance Fee Calculation and (ii) the method prescribed in the CCIT II Advisory Agreement in the event of a Change of Control (as defined in the CCIT II Advisory Agreement).

On October 18, 2020, the CCIT II Special Committee’s advisors received an updated estimate of the Subordinated Performance Fee Calculation from CCIT II Advisor equal to approximately $25.2 million, assuming, among other things, a closing at December 31, 2020 and a valuation of CCIT II’s Assets (as defined in the CCIT II Advisory Agreement) less indebtedness based on a NAV per share of $12.18 and a voluntary termination of the CCIT II Advisory Agreement.

Also on October 18, 2020, at the direction of the CCIT II Special Committee, representatives of Latham & Watkins sent a revised draft merger agreement to representatives of Hogan Lovells, which draft proposed, among other things, (i) a revision to the representations regarding compliance with the CMFT Merger Agreement and fees payable to CCIT II Advisor under the CCIT II Advisory Agreement in connection with the Mergers and the transactions contemplated by the Merger Agreement so that they were subject to a less exacting standard of accuracy for purposes of the closing condition tied to the accuracy CCIT II’s representations and warranties, and (ii) the appointment of three CCIT II independent directors to the post-closing GCEAR Board (which would approximate the percentage of the Combined Company that former CCIT II stockholders would own immediately following the closing) with a commitment to recommend such directors for reelection at the next GCEAR annual meeting, the payment by CCIT II of the termination fee and expenses payable upon termination of the CMFT Merger Agreement and reimbursement by GCEAR to CCIT II of the termination fee and expenses paid to CMFT in the event of a termination of the Merger Agreement under certain circumstances.

Additionally, on October 18, 2020, representatives of Barclays, financial advisor to CMFT, discussed with representatives of Truist Securities their upcoming presentation to the CCIT II Special Committee. Later that day in a telephonic meeting, Barclays presented to the CCIT II Board and the advisors of the CCIT II Special Committee regarding certain of the reasons in favor of the CMFT Merger and against the GCEAR Acquisition Proposal. Following the telephonic meeting with Barclays, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors Barclay’s presentation to the CCIT II Board, the Subordinated Performance Fee Calculation provided by CCIT II Advisor earlier in the day, director compensation in light of significantly increased workload associated with the GCEAR Acquisition Proposal and the benefit of receiving a fairness opinion from Truist Securities, in addition to CenterCap.

On October 18, 2020 and October 19, 2020 representatives of Latham & Watkins held telephonic meetings with representatives of CCIT II Advisor regarding the Subordinated Performance Fee Calculation provided by CCIT II Advisor on October 18, 2020. Representatives of Latham & Watkins discussed GCEAR’s interpretation of the CCIT II Advisory Agreement with respect to the calculation of the Subordinated Performance Fee and how it differed from CCIT II Advisor’s calculation, and asked CCIT II Advisor if they would be willing to negotiate a lower Subordinated Performance Fee Calculation. Representatives of CCIT II Advisor indicated that they were unable to negotiate the Subordinated Performance Fee Calculation at that time.

On October 19, 2020, representatives of Truist Securities and CenterCap had a teleconference with representatives of Barclays to discuss Barclays’ presentation to the CCIT II Special Committee and the assumptions used in its analysis.

On October 19, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap. CenterCap presented an overview of its analysis of the presentation given by Barclays at the prior meeting of the CCIT II Special Committee. After further discussion of CenterCap’s analysis by the CCIT II Special Committee, with the assistance of Truist Securities and CenterCap, representatives of Latham & Watkins described certain discussions it had with representatives of CCIT II Advisor regarding the Subordinated Performance Fee Calculation. The CCIT II Special Committee directed representatives of Latham & Watkins to continue discussions regarding such fees under the CCIT II Advisory Agreement and authorized Mr. Dozer to negotiate appropriate fees if necessary. Representatives of Latham & Watkins also presented to the CCIT II Special Committee on certain legal due diligence performed on GCEAR. During the meeting the CCIT II Special Committee unanimously approved increasing the compensation for each director on the CCIT II Special Committee by $50,000 in light of the increased workload and responsibilities connected with the GCEAR Acquisition Proposal.

On October 19, 2020, the GCEAR Board held a telephonic meeting, together with GCEAR’s management and representatives of Hogan Lovells and Goldman Sachs. Representatives of Hogan Lovells further reviewed certain duties of directors under Maryland law, the key terms of the revised draft merger agreement, open issues in the revised draft merger agreement, and the draft disclosure letter of GCEAR which would accompany the revised draft merger agreement. Representatives of Goldman Sachs then reviewed and discussed their updated financial analyses with respect to GCEAR’s potential acquisition of CCIT II. Following the discussion, the GCEAR Board unanimously approved the terms of the proposed transaction, including the revised draft merger agreement, the Mergers and the other transactions contemplated by the revised draft merger agreement and the issuance of the shares of GCEAR Class E Common Stock, comprising the REIT Merger Consideration.

On October 20, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which representatives of Latham & Watkins updated the CCIT II Special Committee on recent discussions between representatives of Latham & Watkins and representatives of CCIT II Advisor and between representatives of Latham & Watkins and Hogan Lovells with respect to the Subordinated Performance Fee Calculation. Latham & Watkins explained that it had been unable to negotiate a termination agreement with respect to the CCIT II Advisory Agreement with representatives of CCIT II Advisor. Also, in light of CCIT II’s failure to reach an agreement with CCIT II Advisor regarding a termination of the CCIT II Advisory Agreement, representatives of Hogan Lovells had indicated that GCEAR would require a consent right with respect to any agreement by CCIT II to a Subordinated Performance Fee in excess of $12.7 million. The CCIT II Special Committee then discussed with its advisors potential responses by CMFT to the GCEAR Acquisition Proposal, next steps under the CMFT Merger Agreement in the event the CCIT II Special Committee determined the GCEAR Acquisition Proposal to be a Superior Proposal and what determinations the CCIT II Special Committee would need to make in order to terminate the CMFT Merger Agreement to enter into the Merger Agreement. The CCIT II Special Committee then discussed potential counterproposals to GCEAR, including a higher exchange ratio and/or an increased distribution rate for the shares of GCEAR Common Stock to be held by CCIT II stockholders. The CCIT II Special Committee directed representatives of Truist Securities to propose an increase in price or increased distribution rate to GCEAR.

Also on October 20, 2020, at the direction of the CCIT II Special Committee, representatives of Latham & Watkins sent the estimate of the Subordinated Performance Fee Calculation provided by CCIT II Advisor on October 18, 2020 to representatives of Hogan Lovells.

Also on October 20, 2020, representatives of Hogan Lovells sent a revised draft merger agreement to representatives of Latham & Watkins.

Also on October 20, 2020, at the direction of the CCIT II Special Committee representatives of Truist Securities held a telephonic meeting with representatives of GCEAR regarding board composition of the Combined Company and a potential increase in consideration or an increased distribution rate for the shares of GCEAR Common Stock to be held by the CCIT II stockholders. Later that day, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the conversation between representatives of Truist Securities and representatives of GCEAR during which representatives of GCEAR indicated there was a low likelihood GCEAR would increase its offer and described GCEAR’s views of the latest Subordinated Performance Fee Calculation provided by CCIT II Advisor. A discussion ensued, after which representatives of Latham & Watkins discussed with the CCIT II Special Committee the open points in GCEAR’s draft merger agreement, including (i) GCEAR’s proposal that the GCEAR Board following the Closing (as defined in the Merger Agreement) include two CCIT II independent directors (with no commitment for recommendation at the next annual meeting), (ii) GCEAR’s new requirement that CCIT II pay a termination fee to GCEAR in the event of a sale transaction with CMFT during the 12 month period following a termination of the merger agreement with GCEAR under certain specified circumstances, (iii) restrictions on the amount of any Subordinated Performance Fee in excess of $12.7 million or other termination fee that CCIT II could agree (prior to the closing of the Mergers) to pay to CCIT II Advisor in connection with a negotiated termination of the CCIT II Advisory Agreement and (iv) GCEAR’s participation in CCIT II’s proxy solicitation.

Later that day, representatives of Latham & Watkins sent a revised draft merger agreement back to representatives of Hogan Lovells which proposed, among other things, three CCIT II independent directors on the post-closing GCEAR Board with a commitment to recommend at least two such directors at the next GCEAR annual meeting.

Representatives of Truist Securities and CenterCap, along with certain members of the CCIT II Special Committee and representatives of Latham & Watkins and Ballard Spahr, then had a meeting with Mr. Hollis, an independent member of the CCIT II Board who does not serve on the CCIT II Special Committee, regarding the analysis and conclusions of the CCIT II Special Committee and its advisors regarding the GCEAR Acquisition Proposal.

Also on October 21, 2020, representatives of Hogan Lovells sent a revised draft merger agreement to representatives of Latham & Watkins which included, among other things, the appointment of two CCIT II independent directors to the post-closing GCEAR Board with a commitment to recommend one such director at the next GCEAR annual meeting. Further, representatives of GCEAR discussed with representatives of Truist Securities GCEAR’s concerns about the size of the Combined Company Board and the status of GCEAR’s analysis of the price/distribution rate position of CCIT II stockholders.

Later on October 21, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the status of negotiations between representatives of Truist Securities and representatives of GCEAR regarding the price/distribution rate request and open items in GCEAR’s latest draft merger agreement, including GCEAR’s participation in CCIT II’s proxy solicitation in connection with the stockholder vote needed to approve the REIT Merger and GCEAR Board composition following the Closing.

Later on October 21, 2020, representatives of Hogan Lovells sent a further revised draft merger agreement to representatives of Latham & Watkins which included, among other things, the appointment of three CCIT II independent directors to the post-closing GCEAR Board with a commitment to recommend one such director at the next GCEAR annual meeting.

On October 22, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors certain conversations between members of the CCIT II Special Committee and Mr. Hollis regarding the GCEAR Acquisition Proposal. The CCIT II Special Committee then discussed with its advisors the upcoming meeting of the CCIT II Board, the duties of directors under Maryland law and the key terms of GCEAR’s draft merger agreement.

Later on October 22, 2020, the CCIT II Special Committee held another telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which representatives of Truist Securities and CenterCap reviewed the GCEAR Acquisition Proposal with the CCIT II Special Committee, with each concluding that the GCEAR Acquisition Proposal was superior from a financial point of view to the merger with CMFT. Following discussion, the CCIT II Special Committee resolved that the GCEAR Acquisition Proposal constituted a Superior Proposal and that failure to effect an Adverse Recommendation Change (as defined in the CMFT Merger Agreement) and failure to terminate the CMFT Merger Agreement to enter into a merger agreement with GCEAR would be inconsistent with the duties or standard of conduct of CCIT II’s directors under Maryland law, and resolved to recommend to the CCIT II Board that it direct CCIT II to send CMFT a CCIT II Change Notice (as defined in the CMFT Merger Agreement) notifying CMFT that the GCEAR Acquisition Proposal represented a Superior Proposal.

Later on October 22, 2020, the CCIT II Board held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities, CenterCap and CCIT II Advisor present at the request of the CCIT II Special Committee, during which Mr. Dozer provided an overview of the GCEAR Acquisition Proposal and the CCIT II Special Committee’s recommendation, representatives of Latham & Watkins presented on the key terms of GCEAR’s merger agreement and representatives of Truist Securities and CenterCap compared the financial aspects of the GCEAR Acquisition Proposal and the CMFT transaction. Mr. Ressler, speaking on behalf of CCIT II Advisor, emphasized that the contractual provision of the merger agreement with GCEAR placing limitations on the Subordinated Performance Fee that CCIT II was permitted to pay to CCIT II Advisor prior to the closing of the GCEAR transaction without GCEAR’s consent (not to be unreasonably withheld, conditioned or delayed) was less than the Subordinated Performance Fee that CCIT II Advisor believed would be due and its view that such a provision could give rise to a claim of tortious interference with the CCIT II Advisory Agreement. In his capacity as a director of CCIT II, Mr. Ressler raised concerns relating to the same contractual issue and relating to the termination fee CCIT II would be obligated to pay in the event the merger agreement with GCEAR was terminated under certain specified circumstances and CCIT II entered into a sale transaction with CMFT within 12 months thereafter. During the course of the meeting, representatives of Latham & Watkins made the request to representatives of Hogan Lovells that GCEAR’s pre-closing consent right with respect to any Subordinated Termination Fee in excess of $12.7 million be deleted from the merger agreement with GCEAR, and later in the meeting representatives of Hogan Lovells confirmed to representatives of Latham & Watkins that GCEAR would be prepared to accept this request. Mr. Ressler made various inquiries regarding certain aspects of Truist Securities’ and CenterCap’s analysis of the GCEAR Acquisition Proposal. Mr. Ressler expressed the view that GCEAR’s price was inadequate. Mr. Ressler recommended the CCIT II Board delay making a decision as to whether to send a CCIT II Change Notice to CMFT to later in the day in order to resolve the contractual issues and to seek a price increase. While the members of the CCIT II Special Committee indicated their willingness to vote on the CCIT II Change Notice, the other directors indicated they wished to delay such a vote to later in the day. However, one of the members of the CCIT II Special Committee could not attend another meeting that day. As October 22nd was the last day to send a CCIT II Change Notice pursuant to the CMFT Merger Agreement and still be entitled to pay the lower Go Shop Termination Payment rather than the higher Full Termination Payment, the CCIT II Board directed Latham & Watkins to seek an extension of such deadline from CMFT’s counsel, Sullivan & Cromwell, which Mr. Ressler indicated he believed could be obtained.

Later on October 22, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the CCIT II Special Committee members’ continued support of the GCEAR Acquisition Proposal and their views of the questions asked, and comments made, at the CCIT II Board meeting. The CCIT II Special Committee directed Latham & Watkins to seek an extension of the CCIT II Change Notice deadline as discussed during the CCIT II Board meeting and to provide an update to GCEAR regarding the CCIT II Board meeting and the points raised with respect to the GCEAR Acquisition Proposal. The CCIT II Special Committee also directed its advisors to seek changes to the GCEAR draft merger agreement to address the contractual concerns raised by Mr. Ressler at the CCIT II Board meeting and to seek an increase in the value of the GCEAR Acquisition Proposal.

Later that day, representatives of Latham & Watkins called representatives of Hogan Lovells to discuss the points with respect to the GCEAR Acquisition Proposal raised during the CCIT II Board meeting earlier in the day. Representatives of Latham & Watkins also called representatives of Sullivan & Cromwell to propose an amendment to the CMFT Merger Agreement to extend the deadline of the CCIT II Change Notice. Representatives of Truist Securities also had conversations with representatives of GCEAR to indicate that the GCEAR Acquisition Proposal did not have the support of the full CCIT II Board, and summarized the issues raised with respect to the GCEAR Acquisition Proposal. Shortly thereafter, GCEAR informed representatives of Truist Securities that GCEAR would be submitting a supplemental proposal to address price/distribution rate parity issues and the other points presented during the CCIT II Board meeting. Following the call, GCEAR submitted to the CCIT II Special Committee’s advisors a revised GCEAR Acquisition Proposal in which, among other things, GCEAR agreed to (i) increase the proposed exchange ratio from 1.375x to 1.380x to create parity with respect to the distribution rate, (ii) consent to CCIT II paying a Subordinated Performance Fee to CCIT II Advisor of $25,000,000 in connection with the termination of the CCIT II Advisory Agreement, to be accomplished via a consensual termination agreement of the CCIT II Advisory Agreement, (iii) remove the restrictive covenant set forth in GCEAR’s draft merger agreement that prohibited CCIT II from agreeing to pay more than $12,700,000 to CCIT II Advisor, and (iv) remove the termination fee set forth in GCEAR’s draft merger agreement that would have become payable in the event the GCEAR merger agreement was terminated under certain specified circumstances and CCIT II entered into a sale transaction with CMFT within 12 months thereafter. GCEAR also requested that CCIT II Advisor contractually agree to provide transition services for up to one year for a fee not in excess of $5,000,000.

The CMFT Merger Agreement was amended on October 22, 2020 to extend until October 25, 2020 the period in which CCIT II could deliver a CCIT II Change Notice to CMFT in accordance with Section 7.3(a) of the CMFT Merger Agreement in respect of an Acquisition Proposal that would be subject to only the Go Shop Termination Payment.

On October 23, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors conversations between representatives of Truist Securities and each of GCEAR and CCIT II Advisor regarding the revised GCEAR Acquisition Proposal. The CCIT II Special Committee instructed Truist Securities to seek an additional increase in the exchange ratio.

Also on October 23, 2020, the GCEAR Board held a telephonic meeting, together with GCEAR’s management and representatives of Hogan Lovells and Goldman Sachs, to discuss the status and terms of the draft merger agreement and the other transactions contemplated thereby, ongoing negotiations with the CCIT II Special Committee and its advisors, and certain financial information related to the proposed transaction. GCEAR’s management reviewed and discussed the revised GCEAR Acquisition Proposal. Following the discussion, the GCEAR Board unanimously approved the terms of such revised GCEAR Acquisition Proposal, subject to the aggregate amount of fees payable under the CCIT II Advisory Agreement upon the closing under the merger agreement not exceeding $26,000,000.

Later on October 23, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors extending the deadline for CCIT II to timely deliver a CCIT II Change Notice. During such meeting, the CCIT II Special Committee invited Mr. Hollis to join for further discussion regarding the revised GCEAR Acquisition Proposal and the CCIT II Special Committee’s reasoning for determining it constitutes a Superior Proposal, including a discussion of the analysis conducted by the CCIT II Special Committee and its advisors. Following the meeting, Mr. Hollis expressed to certain directors of the CCIT II Special Committee his desire for another increase in the exchange ratio if possible.

Later on October 23, 2020, representatives of Hogan Lovells sent to representatives of Latham & Watkins a draft termination agreement with respect to the CCIT II Advisory Agreement on the terms described above. Latham & Watkins sent the termination agreement to representatives of CCIT II Advisor for their review and connected such representatives directly with Hogan Lovells.

On October 24, 2020, the CMFT Merger Agreement was further amended to extend to October 26, 2020 the period in which CCIT II could deliver a CCIT II Change Notice to CMFT in accordance with Section 7.3(a) of the CMFT Merger Agreement in respect of an Acquisition Proposal that would be subject to only the Go Shop Termination Payment.

Also on October 24, 2020, representatives of Truist Securities had discussions with representatives of GCEAR regarding the CCIT II Special Committee’s desire for an increase in GCEAR’s offer. Representatives of Truist Securities also had discussions with representatives of Barclays regarding the CMFT transaction. Representatives of CCIT II Advisor informed the advisors to the CCIT II Special Committee and representatives of GCEAR that CCIT II Advisor would still require payment of its fees under the CCIT II Advisory Agreement, including the full Subordinated Performance Fee (which they now calculated to be $25.7 million in light of the increased exchange ratio) and a Disposition Fee (as defined in the CCIT II Advisory Agreement) of $1.5 million as a result of the GCEAR transaction (which amount was derived as a function of the amount payable to CCIT II’s financial advisors). CCIT II Advisor indicated that it was not in a position to negotiate a transition services agreement at that time due to conflict issues and time constraints, as GCEAR’s proposal did not include a scope for such services.

Also on October 24, 2020, representatives of CCIT II Advisor sent to representatives of Hogan Lovells a revised draft termination agreement with respect to the CCIT II Advisory Agreement that, among other things, (i) provided for payment of the full Subordinated Performance Fee and a Disposition Fee as described above, and (ii) deleted certain covenants of CCIT II Advisor in relation to CCIT II’s proxy solicitation process.

On October 25, 2020, at the request of the CCIT II Special Committee, representatives of Truist Securities provided to the CCIT II Special Committee information regarding GCEAR’s historical performance.

On October 25, 2020, the GCEAR Board held a telephonic meeting, together with GCEAR’s management and representatives of Hogan Lovells and Goldman Sachs, to discuss the ongoing negotiations with the CCIT II Special Committee and its advisors regarding the draft merger agreement and the other transactions contemplated thereby and certain financial information related to GCEAR’s potential acquisition of CCIT II. At this meeting, the GCEAR Board approved an increase to the proposed exchange ratio from 1.380x to 1.392x and took into account a payment of a Subordinated Performance Fee of approximately $26.7 million and a Disposition Fee of approximately $1.75 million.

On October 25, 2020, representatives of Truist Securities received an oral update to the GCEAR Acquisition Proposal increasing the exchange ratio from 1.380x to 1.392x. In response to such increase, the CCIT II Special Committee’s advisors received an updated estimate, based on GCEAR’s proposed increase in the exchange ratio, of the Subordinated Performance Fee Calculation from CCIT II Advisor equal to approximately $26.7 million.

Throughout October 25, 2020 and October 26, 2020, representatives of Hogan Lovells and representatives of Latham & Watkins exchanged revised drafts of the merger agreement, which revised drafts provided for the increased exchange ratio from 1.380x to 1.392x, and representatives of Hogan Lovells and representatives of CCIT II Advisor exchanged revised drafts of the termination agreement with respect to the CCIT II Advisory Agreement, which revised drafts provided for the payment by CCIT II of the $26.7 million Subordinated Performance Fee, as calculated by CCIT II Advisor, and a $1.75 million Disposition Fee (which amount was derived as a function of the amount payable to CCIT II’s financial advisors, including an additional amount payable with respect to a Truist Securities fairness opinion) and eliminated the concept of CCIT II Advisor providing transition services to GCEAR.

On October 26, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors the strategy for the subsequent CCIT II Board meeting. Following discussion, the CCIT II Special Committee resolved that the revised GCEAR Acquisition Proposal constituted a Superior Proposal and that failure to effect an Adverse Recommendation Change and failure to terminate the

CMFT Merger Agreement to enter into a merger agreement with GCEAR would be inconsistent with the duties or standard of conduct of CCIT II’s directors under Maryland law, and resolved to recommend to the CCIT II Board that it effect an Adverse Recommendation Change and direct CCIT II to send CMFT a CCIT II Change Notice notifying CMFT that the GCEAR Acquisition Proposal represented a Superior Proposal. On October 26, 2020, GCEAR received notice that the CCIT II Special Committee determined GCEAR’s proposal regarding GCEAR’s potential acquisition of CCIT II to be a Superior Proposal.

Immediately following such meeting, the CCIT II Board held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities, CenterCap and CCIT II Advisor, in attendance at the request of the CCIT II Special Committee, during which representatives of Latham & Watkins, Truist Securities and CenterCap reviewed with the CCIT II Board the revised GCEAR Acquisition Proposal. Mr. Ressler questioned certain aspects of the analysis conducted by Truist Securities and CenterCap. Following further discussion and confirmation that the contractual issues raised with the GCEAR Acquisition Proposal had been resolved, the CCIT II Board, with Messrs. Ressler and Shemesh and Ms. Wong abstaining, determined that the GCEAR Acquisition Proposal represented a Superior Proposal and therefore approved and directed Latham & Watkins to send to CMFT, on CCIT II’s behalf, a CCIT II Change Notice notifying CMFT that CCIT II intended to terminate the CMFT Merger Agreement in order to enter into a merger agreement with GCEAR.

Immediately after the meeting of the CCIT II Board, CCIT II notified CMFT that it had received an Acquisition Proposal from GCEAR and that such Acquisition Proposal constituted a Superior Proposal and that failure to terminate the CMFT Merger Agreement to enter into the GCEAR merger agreement would be inconsistent with the duties or standard of conduct of CCIT II’s directors under Maryland law. CMFT subsequently informed CCIT II that it did not intend to propose adjusted terms and conditions to the CMFT Merger Agreement and that it would waive its right to further negotiate with CCIT II pursuant to Section 7.3(f)(i) of the CMFT Merger Agreement.

On October 27, 2020, representatives of Truist Securities provided to the CCIT II Special Committee additional information regarding potential future returns of the Mergers compared to the CMFT Merger.

On October 27, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which the CCIT II Special Committee discussed with its advisors CMFT’s decision to waive the four business day period after delivery of the CCIT II Change Notice to negotiate the terms of the CMFT transaction with CCIT II. In addition, representatives of Latham & Watkins presented to the CCIT II Special Committee on the calculation of the Subordinated Performance Fee upon a termination of the CCIT II Advisory Agreement. Discussion then proceeded to next steps for terminating the CMFT Merger Agreement and entering into the merger agreement with GCEAR in accordance with the CMFT Merger Agreement.

Throughout October 27, 2020, representatives of Hogan Lovells and representatives of Latham & Watkins continued to exchange revised drafts of the merger agreement, and representatives of Hogan Lovells and representatives of CCIT II Advisor continued to exchange revised drafts of the termination agreement with respect to the CCIT II Advisory Agreement, to resolve final legal points and document the agreement between the parties.

Also on October 27, 2020, representatives of Latham & Watkins sent representatives of Sullivan & Cromwell a draft termination notice pursuant to which CCIT II would terminate the CMFT Merger Agreement, pay the Go Shop Termination Payment and agree to pay CMFT’s Expenses up to $3,690,000, and CMFT would (i) waive its right to further negotiate with CCIT II pursuant to Sections 7.3(f)(i) and (ii) of the CMFT Merger Agreement, and (ii) agree to the termination of the CMFT Merger Agreement and the applicability of the Go Shop Termination Payment.

On October 28, 2020, representatives of Sullivan & Cromwell sent representatives of Latham & Watkins a revised termination notice.

Later on October 28, 2020, the CCIT II Special Committee held a telephonic meeting, together with representatives of Latham & Watkins, Ballard Spahr, Truist Securities and CenterCap, during which representatives of Truist Securities and CenterCap each reviewed and discussed with the CCIT II Special Committee their financial analyses with respect to a combination of GCEAR and CCIT II. Thereafter, at the request of the CCIT II Special Committee, Truist Securities and CenterCap each rendered their respective oral opinions to the CCIT II Special Committee that, as of such date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Truist Securities and CenterCap, as applicable, in preparing its opinion, the CCIT II Exchange Ratio was fair, from a financial point of view, to CCIT II stockholders (other than holders of the Excluded Shares), which oral opinions were subsequently confirmed in writing, copies of which are attached as Annex C and Annex D to this proxy statement/prospectus. See “—Opinions of the CCIT II Special Committee’s Financial Advisors” in this proxy statement/prospectus.

Following these presentations, the CCIT II Special Committee considered various reasons to approve and recommend the Merger Agreement to the CCIT II Board for approval (see “The Mergers—Recommendation of the CCIT II Board and Its Reasons for the Mergers” in this proxy statement/prospectus), including certain countervailing factors. After discussions with its financial and legal advisors, and in light of the reasons considered, the members of the CCIT II Special Committee unanimously adopted resolutions (i) determining that the Merger Agreement, the REIT Merger, the CCIT II Charter Amendment, the Termination Agreement and the transactions contemplated thereby, are fair and reasonable to, and are advisable and in the best interests of, CCIT II, (ii) recommending that the CCIT II Board determine that the Merger Agreement, the REIT Merger, the CCIT II Charter Amendment, the Termination Agreement and the transactions contemplated thereby are advisable and in the best interests of CCIT II and, with respect to the GCEAR Merger Agreement, the GCEAR Merger, the Termination Agreement and the transactions contemplated thereby, are fair and reasonable to CCIT II and (iii) recommending that CCIT II enter into the Merger Agreement and the Termination Agreement relating to or implementing the GCEAR Acquisition Proposal and terminate the CMFT Merger Agreement in accordance with Section 9.1(c)(ii) of the CMFT Merger Agreement.

Following the CCIT II Special Committee meeting on October 28, 2020, the CCIT II Board held a telephonic meeting, together with representatives of Latham & Watkins, Truist Securities and members of CIM management present at the request of the CCIT II Special Committee, during which representatives of Latham & Watkins reviewed certain duties of the directors under Maryland law and the key terms of the Merger Agreement, and Mr. Dozer provided an overview of the CCIT II Special Committee’s recommendation and certain of the reasons considered by the CCIT II Special Committee in support of the Mergers.

Following such presentations, the CCIT II Board, with Messrs. Ressler and Shemesh and Ms. Wong abstaining, adopted resolutions, among other things: (i) agreeing with and accepting the recommendations of the CCIT II Special Committee; (ii) determining that the CCIT II Charter Amendment, the REIT Merger, the Merger Agreement and the Termination Agreement, and the other transactions contemplated thereby, are advisable and in the best interests of, and are fair and reasonable to, CCIT II; (iii) approving termination of the CMFT Merger Agreement in accordance with Section 9.1(c)(ii) thereof; (iv) approving entry into the Merger Agreement and the Termination Agreement; (v) directing that the CCIT II Charter Amendment and REIT Merger be submitted for consideration at a meeting of CCIT II stockholders; (vi) recommending that the CCIT II stockholders vote in favor of the approval of the CCIT II Charter Amendment and the REIT Merger; and (vii) authorizing CCIT II’s officers to take certain other actions as contemplated by the Merger Agreement, including filing this proxy statement/prospectus.

On October 29, 2020, CCIT II delivered to CMFT a letter terminating the CMFT Merger Agreement pursuant to Sections 9.1(c)(ii) and 9.2 of the CMFT Merger Agreement and initiated payment of the termination fee equal to $7,380,000 to CMFT in accordance with the CMFT Merger Agreement, and agreed to pay CMFT the amount of CMFT’s Expenses (as defined in the CMFT Merger Agreement) up to $3,690,000 required to be paid pursuant to the terms of the CMFT Merger Agreement. Following such termination and payment of the termination fee to CMFT, CCIT II, GCEAR and the other parties thereto entered into the Merger Agreement. CCIT II and GCEAR jointly announced the transaction on the morning of November 2, 2020.

Recommendation of the CCIT II Board and Its Reasons for the Mergers

In evaluating the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, the CCIT II Board considered the recommendation of the CCIT II Special Committee. In reaching their respective determinations, the CCIT II Board and the CCIT II Special Committee considered a number of factors, including the following material factors that the CCIT II Board and the CCIT II Special Committee viewed as supporting their respective decisions with respect to the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement:

•

Benefits of the Mergers: The receipt of shares of GCEAR Common Stock as merger consideration in the REIT Merger provides the CCIT II stockholders the opportunity to continue ownership in the Combined Company, which is expected to provide a number of significant potential strategic and financial benefits, including the following:

•	the CCIT II Exchange Ratio represents a premium to the CCIT II NAV Per Share;

•

better positioning for the Combined Company to take advantage of opportunities post-COVID-19, including facilitating an eventual liquidity event, as a result of its internal management and increased size and scale;

•	the combination of similar and complementary portfolios consisting of single-tenant, net leased office and industrial properties;

•	improved access to capital markets, which could be used to support strategic investments to drive growth opportunities;

•	significant cost of capital advantages generally enjoyed by REITs with larger market capitalization;

•

Superior Proposal: Truist Securities performed, in consultation with and at the direction of the CCIT II Special Committee, a fulsome go shop process, and concluded, along with CenterCap, that the Mergers and the other transactions contemplated by the Merger Agreement were superior to the CMFT Merger from a financial point of view;

•

Exchange Ratio: The CCIT II Exchange Ratio, which will not fluctuate as a result of changes in the value of CCIT II or GCEAR, provides certainty as to the respective pro forma percentage ownership of the Combined Company and limits the impact of external factors on the Mergers. The CCIT II Exchange Ratio was also negotiated up from GCEAR’s initial bid of 1.375 to 1.392;

•

Opinions of Financial Advisors: The financial analyses reviewed and discussed with the CCIT II Special Committee by representatives of Truist Securities and CenterCap, as well as the opinions of Truist Securities and CenterCap rendered to the CCIT II Special Committee as to the fairness, from a financial point of view, to the holders of CCIT II Common Stock of the CCIT II Exchange Ratio in the REIT Merger;

•

Experienced Management Team: The Combined Company will be managed by GCEAR’s high quality executive management group which has an average of 28 years’ experience and has successfully integrated other acquisitions, and GCEAR’s internal team of 43 professionals;

•	Potential Liquidity: The internal management structure, focused portfolio and overall size of the Combined Company are well-suited for the public markets opportunities;

•

Commitment to and Likelihood of Consummation: Commitment on the part of both GCEAR and CCIT II to complete the Mergers as reflected in their respective obligations under the terms of the Merger Agreement, the fact that there is no financing or diligence conditions to closing the Mergers, the fact that the outside date under the Merger Agreement allows for sufficient time to complete the Mergers and the fact that the terms and conditions of the Merger Agreement were the product of negotiations among the parties, and the likelihood that the CCIT II stockholder approval needed to complete the REIT Merger would be obtained in a timely manner;

•

Ability of CCIT II to Continue to Pay Distributions/ Operate in the Ordinary Course: The Merger Agreement permits CCIT II to continue to pay the CCIT II stockholders certain distributions not to exceed an annualized rate of 5% of CCIT II’s NAV as of June 30, 2020, ratably over the calendar year, and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the Merger Agreement and the effective time of the REIT Merger, subject only to limitations and restrictions on the taking of certain prescribed actions;

•

GCEAR Termination Fee and Expense Reimbursement: In the event CCIT II terminates the Merger Agreement due to breach of GCEAR’s representations and warranties or covenants, CCIT II is, in addition to other damages in the event of an intentional and willful material breach, entitled to collect its transaction expenses from GCEAR (up to $3,690,000) and recover the go shop termination payment and CMFT expense reimbursement paid by CCIT II to CMFT in order to enter into the Merger Agreement;

•

Unsolicited Acquisition Proposals: The Merger Agreement provides CCIT II with the ability, under certain specified circumstances, to consider an Acquisition Proposal if the CCIT II Special Committee determines it is reasonably expected to lead to a Superior Proposal and provides the CCIT II Board with the ability, under certain specified circumstances, to change its recommendation in favor of the REIT Merger and to terminate the Merger Agreement following such CCIT II Board change in recommendation and/or in order to enter into an agreement with respect to a Superior Proposal upon payment of a $18,450,000 termination fee;

•

Intervening Event: The Merger Agreement also provides the CCIT II Special Committee and the CCIT II Board the ability, under certain specified circumstances, to change or withdraw their recommendation in favor of the REIT Merger in the instance of an Intervening Event;

•	Stockholder Approval: The REIT Merger is subject to approval by the CCIT II stockholders, which requires the affirmative vote of a majority of the votes entitled to be cast on the REIT Merger;

•

Tax Efficient Transaction: The REIT Merger is intended to qualify as a reorganization for U.S. federal income tax purposes resulting in the receipt of shares of GCEAR Common Stock in the REIT Merger on a tax-free basis; and

•	COVID-19: GCEAR may not terminate the Merger Agreement due to negative effects resulting from the COVID-19 pandemic.

The CCIT II Board and the CCIT II Special Committee also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, including the following material factors:

•

Effect of Potential Non-Consummation or Delay in Consummation of the Transactions: The risk that the Mergers may not be completed, or that completion may be unduly delayed, including the effect such a result may have on CCIT II’s operating results in light of the transaction costs incurred to date;

•

Risk of Non-Consummation of a Liquidity Event: The Mergers will not result in an immediate liquidity event for CCIT II stockholders and there is no guarantee that the Combined Company will complete a liquidity event;

•	Risk of Not Obtaining Approval: The risk that CCIT II stockholders do not approve the REIT Merger or the CCIT II Charter Amendment;

•	Termination Payments:

•

In order to terminate the CMFT Merger Agreement so that CCIT II could enter into the Merger Agreement, CCIT II would be obligated pay CMFT a termination fee equal to $7,380,000 and CMFT’s transaction expenses (up to $3,690,000); and

•

In addition, in connection with the termination of the CCIT II Advisory Agreement, CCIT II would be obligated pay its external advisor a subordinated performance fee in the amount of $26,688,591 and a disposition fee of $1,750,000;

•

Near-Term Rollover: GCEAR’s existing lease maturity schedule contains significant rollover and the current market environment favors tenants in tenant-landlord negotiations, and costs related to re-leasing could be high;

•

Stockholder Vote: Under the terms of the Merger Agreement, CCIT II must put the REIT Merger to a vote of the CCIT II stockholders even if the CCIT II Board has made an Adverse Recommendation Change (unless the Merger Agreement is terminated in accordance with its terms);

•	Uncertainty of Anticipated Strategic / Financial Benefits: The risk that the anticipated strategic and financial benefits of the Mergers may not be realized;

•

Risk of Diverting Management Attention: The risk of diverting GCEAR management’s and CCIT II Advisor’s focus and resources from operational matters and other strategic opportunities while working to implement the Mergers;

•	Costs of Transition to Internal Management: The risk that additional costs will be incurred to transition CCIT II from the external management of CCIT II Advisor to new internal management;

•	Transaction Expenses: The substantial costs to be incurred in connection with the Mergers, including the transaction expenses arising from the Mergers;

•

Post-Signing Restrictions on CCIT II’s Conduct of Business: The restrictions on the conduct of CCIT II’s business prior to the completion of the Mergers, which could delay or prevent CCIT II from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of CCIT II absent the pending completion of the Mergers;

•	Appraisal Rights: The CCIT II stockholders are not entitled to dissenters or appraisal rights in connection with the REIT Merger;

•

GCEAR Financing: GCEAR’s potential incurrence of additional debt to make certain payments in connection with the Mergers could increase its interest expense, financial leverage and debt service requirements, which could reduce the ability of the Combined Company to pay dividends or distributions;

•	COVID-19: CCIT II may not terminate the Merger Agreement due to negative effects resulting from the COVID-19 pandemic; and

•

Inflexibility of Fixed Exchange Ratio: Because the CCIT II Exchange Ratio is fixed in the Merger Agreement and will not fluctuate as a result of changes in the value of CCIT II or GCEAR, a decline in the value of GCEAR unmatched by a similar decline in the value of CCIT II, or an increase in the value of CCIT II without a similar increase in the value of GCEAR, would impact the relative value of GCEAR in a manner adverse to CCIT II.

The foregoing discussion of the factors considered by the CCIT II Board and the CCIT II Special Committee is not intended to be exhaustive and is not provided in any specific order or ranking, but rather includes certain material factors considered by the CCIT II Board and the CCIT II Special Committee. In view of the wide variety of factors considered in connection with their respective evaluations of the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the CCIT II Board and the CCIT II Special Committee did not consider it practical to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights or values to the different factors considered, and individuals may have given different weights to different factors. The CCIT II Board and the CCIT II Special Committee conducted an overall review of the factors considered and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement.

The explanation and reasoning of the CCIT II Board and the CCIT II Special Committee and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

Opinions of the CCIT II Special Committee’s Financial Advisors

Opinion of Truist Securities

On October 28, 2020, Truist Securities rendered its oral opinion to the CCIT II Special Committee (which was subsequently confirmed in writing by delivery of Truist Securities’ written opinion dated October 28, 2020) that, as of October 28, 2020, the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of CCIT II Common Stock, other than the Excluded Holders.

Truist Securities’ opinion was directed to the CCIT II Special Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of CCIT II Common Stock other than the Excluded Holders of the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Truist Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Truist Securities in preparing its opinion. However, neither Truist Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the CCIT II Special Committee, the CCIT II Board or any CCIT II stockholder should act or vote with respect to any matter relating to the REIT Merger or otherwise.

In connection with its opinion, Truist Securities conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Truist Securities:

•	reviewed the final Merger Agreement;

•	reviewed certain publicly available business and financial information relating to CCIT II and GCEAR;

•

reviewed certain other public and non-public information relating to the historical, current and future business, financial condition, results of operations and prospects of CCIT II and GCEAR made available to Truist Securities by the management of CCIT II Advisor and management of GCEAR, including (i) financial projections prepared by the management of CCIT II Advisor relating to CCIT II for the years ending December 31, 2021 through December 31, 2024 (defined as “CCIT II Forecasts” in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus), and (ii) financial projections provided by management of GCEAR based on real estate cash flow projections prepared by third party appraisal firms, and utilized for purposes of determining the NAV of GCEAR as of June 30, 2020, relating to GCEAR for the years ending December 31, 2021 through December 31, 2024 (defined as “GCEAR Forecasts” in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus);

•	reviewed the financial and operating performance of CCIT II and GCEAR, as compared to that of companies with publicly traded equity securities that Truist Securities deemed relevant;

•

had discussions with certain members of the management of CCIT II Advisor and GCEAR and with certain of CCIT II and GCEAR’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of CCIT II and GCEAR and the REIT Merger; and

•	undertook such other studies, analyses and investigations as Truist Securities deemed appropriate.

Truist Securities relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. Truist Securities’ role in reviewing such data, material and other information was limited solely to performing such review as it deemed necessary and appropriate to support its opinion, and such review was not conducted on behalf of the CCIT II Special Committee, the CCIT II Board, CCIT II or any other person. Management of CCIT II Advisor advised Truist Securities, and Truist Securities assumed, that the CCIT II Forecasts were reasonably prepared in good faith on bases reflecting the best then available estimates and judgments of such management as to the future financial results and condition of CCIT II, including the direct and indirect potential business, financial, economic and market implications of the COVID-19 pandemic and related illnesses, and provided a reasonable basis on which to evaluate CCIT II. With the CCIT II Special Committee’s consent, Truist Securities assumed that the GCEAR Forecasts were reasonably prepared in good faith on bases reflecting the best then available estimates and judgments of GCEAR management (which included information from GCEAR’s third party appraisal firms) as to the future financial results and condition of GCEAR, including the direct and indirect potential business, financial, economic and market implications of the COVID-19 pandemic and related illnesses, and provided a reasonable basis on which to evaluate GCEAR. Truist Securities expressed no view or opinion with respect to the CCIT II Forecasts, the GCEAR Forecasts or the respective assumptions on which they were based. With the CCIT II Special Committee’s consent, Truist Securities relied upon and assumed that the CCIT II Class A Common Stock and the CCIT II Class T Common Stock had equivalent value per share and each class of GCEAR Common Stock had equivalent value per share. Truist Securities further relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of CCIT II or GCEAR since the dates of the information, financial or otherwise, provided to Truist Securities except for such changes as would not be material to its analyses or opinion and that there was no information or any facts that would make any of the information discussed with or reviewed by Truist Securities incomplete or misleading.

Truist Securities also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Merger Agreement and all of the documents and agreements referred to therein were true and correct; (ii) each party to the Merger Agreement and all of the documents and agreements referred to therein would fully and timely perform all of the covenants and agreements required to be performed by such party under the Merger Agreement and such other documents and agreements, as applicable; (iii) all conditions to the consummation of the REIT Merger would be satisfied without waiver thereof; (iv) the REIT Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (v) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the REIT Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on CCIT II, GCEAR or the expected benefits of the REIT Merger.

For purposes of its analyses and opinion, Truist Securities did not take into account any taxes that might be assessable on the REIT Merger or any related transactions (including, without limitation, the Partnership Merger and the LP Merger) and did not independently assess (i) the tax treatment of the REIT Merger or any related transactions (including, without limitation, the Partnership Merger and the LP Merger) or (ii) the tax considerations that may or may not be applicable to the holders of CCIT II Common Stock.

Furthermore, in connection with its opinion, Truist Securities was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to CCIT II, GCEAR or any other party to the Mergers. Truist Securities did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to CCIT II or GCEAR or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to CCIT II or GCEAR. Truist Securities did not express any opinion as to what the value of the GCEAR Class E

Common Stock actually would be when issued in the REIT Merger or the price or range of prices at which GCEAR Class E Common Stock or CCIT II Common Stock may be purchased or sold at any time.

Truist Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to Truist Securities as of, the date of its opinion. Truist Securities had no obligation to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring or information that otherwise came to Truist Securities’ attention after the date of its opinion. Furthermore, as the CCIT II Special Committee was aware, the credit, financial and stock markets had been experiencing significant volatility, due to, among other things, the COVID-19 pandemic and related illnesses and the direct and indirect business, financial, economic and market implications thereof, and Truist Securities expressed no opinion or view as to any potential effects of such volatility on CCIT II, GCEAR or the Mergers.

Truist Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of CCIT II Common Stock, other than the Excluded Holders, of the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement, and did not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Termination Agreement. Truist Securities was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the CCIT II Special Committee, the CCIT II Board, CCIT II or any other party to proceed with or effect the REIT Merger; (ii) the form, structure or any other portion or aspect of the REIT Merger; (iii) other than assuming the consummation thereof in accordance with the Merger Agreement, the Partnership Merger or the LP Merger; (iv) the fairness of any portion or aspect of the REIT Merger to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of CCIT II Common Stock (other than the Excluded Holders) in the manner set forth in the opinion); (v) the relative merits of the REIT Merger as compared to any alternative business strategies that might exist for CCIT II or any other party or the effect of any other transaction in which CCIT II or any other party might engage; (vi) whether or not CCIT II or any other party is receiving or paying reasonably equivalent value in the REIT Merger; (vii) the solvency, creditworthiness or fair value of CCIT II, GCEAR or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the REIT Merger, any class of such persons or any other party, relative to the CCIT II Exchange Ratio or otherwise. Furthermore, Truist Securities did not provide any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice. Truist Securities assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Truist Securities relied, with the CCIT II Special Committee’s consent, on the assessments by the CCIT II Special Committee, the CCIT II Board, CCIT II and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the REIT Merger.

In performing its analyses, Truist Securities considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Truist Securities’ analyses for comparative purposes is identical to CCIT II or GCEAR. The implied valuation reference ranges indicated by Truist Securities’ analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond CCIT II’s control and the control of Truist Securities. Much of the information used in, and accordingly the results of, Truist Securities’ analyses are inherently subject to substantial uncertainty.

Truist Securities’ opinion and analyses were provided to the CCIT II Special Committee in connection with its evaluation of the proposed REIT Merger and were among many factors considered by the CCIT II Special Committee in evaluating the proposed REIT Merger. Neither Truist Securities’ opinion nor its analyses were determinative of the CCIT II Exchange Ratio or of the views of the CCIT II Special Committee with respect to the proposed REIT Merger.

Material Financial Analyses

The following is a summary of the material financial analyses performed by Truist Securities in connection with its opinion rendered to the CCIT II Special Committee on October 28, 2020. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Truist Securities’ analyses.

Discounted Cash Flow Analysis

Truist Securities performed a discounted cash flow analysis of each of CCIT II and GCEAR, by calculating the estimated net present value of the projected unlevered cash flows of CCIT II and GCEAR, based on the CCIT II Forecasts and the GCEAR Forecasts, respectively. For purposes of this analysis, unlevered free cash flows were calculated beginning with cash EBITDA, less stock-based compensation, capital expenditures, plus net sale proceeds, if any, prior to financing related expenses, as included in the CCIT II Forecasts and the GCEAR Forecasts. With respect to CCIT II, Truist Securities applied discount rates ranging from 4.70% to 6.70% and terminal capitalization rates ranging from 6.05% to 6.65%. With respect to GCEAR, Truist Securities applied discount rates ranging from 5.55% to 7.55% and terminal capitalization rates ranging from 6.60% to 7.10%. The discounted cash flow analysis indicated an implied exchange ratio reference range of 1.068x to 1.724x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Dividend Discount Model Analysis

Truist Securities performed a dividend discount model analysis of each of CCIT II and GCEAR, by calculating the estimated net present value of the projected distributions of CCIT II and GCEAR, based on the CCIT II Forecasts and the GCEAR Forecasts, respectively. With respect to CCIT II, Truist Securities applied discount rates ranging from 6.80% to 8.80% and terminal growth rates ranging from 1.50% to 2.50%. With respect to GCEAR, Truist Securities applied discount rates ranging from 8.40% to 10.40% and terminal growth rates ranging from 1.50% to 2.50%. The dividend discount model analysis indicated an implied exchange ratio reference range of 1.084x to 2.452x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Selected Companies Analysis

Truist Securities considered certain financial data for CCIT II, GCEAR and selected companies with publicly traded equity securities Truist Securities deemed relevant.

For purposes of its analyses, Truist Securities reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise (i) share prices and enterprise values for the selected companies listed below were based on the market price of the common stock of such companies as of October 26, 2020, (ii) the estimates of the future financial performance of CCIT II and GCEAR were based on the CCIT II Forecasts and the GCEAR Forecasts, respectively, and (iii) estimates of the future financial performance of the selected companies listed below were based on publicly available research analyst estimates for those companies as of October 26, 2020.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDA for the year ending December 31, 2021, or “2021E EBITDA”;

•	Share price as a multiple of estimated adjusted funds from operations for the year ending December 31, 2021, or “2021E AFFO”; and

•	Premium/(Discount) to net asset value per share as of June 30, 2020.

With respect to CCIT II, the selected companies and mean and median financial data were:

•	Easterly Government Properties, Inc.

•	Global Net Lease, Inc.

•	Office Properties Income Trust

•	Gladstone Commercial Corporation

	Enterprise Value / 2021E EBITDA	Share Price / 2021E AFFO	Premium / (Discount) to NAV
Mean	13.6x	11.4x	(21.2%)
Median	13.7x	9.8x	(14.7%)

With respect to GCEAR, the selected companies and mean and median financial data were:

Single-Tenant

•	W. P. Carey Inc.

•	VEREIT, Inc.

•	Lexington Realty Trust

•	Easterly Government Properties, Inc.

•	Global Net Lease, Inc.

Multi-Tenant

•	Cousins Properties Incorporated

•	Highwoods Properties, Inc.

•	Brandywine Realty Trust

•	Piedmont Office Realty Trust, Inc.

•	Columbia Property Trust, Inc.

	Enterprise Value / 2021E EBITDA	Share Price / 2021E AFFO	Premium / (Discount) to NAV
Single-Tenant Mean	15.8x	13.6x	(7.1%)
Single-Tenant Median	16.7x	13.5x	(1.0%)

Multi-Tenant Mean	12.4x	11.5x	(42.4%)
Multi-Tenant Median	12.2x	10.1x	(45.4%)

Mean	14.1x	12.5x	(24.8%)
Median	13.5x	11.9x	(27.4%)

Taking into account the results of the selected companies analysis with respect to CCIT II, Truist Securities applied selected ranges of 12.5x to 14.5x to the estimated 2021E EBITDA of CCIT II, 8.5x to 11.5x to the estimated 2021E AFFO of CCIT II and (25.0%) to (5.0%) to the June 30, 2020 NAV per share of CCIT II. Taking into account the results of the selected companies analysis with respect to GCEAR, Truist Securities applied selected ranges of 15.0x to 17.0x to the estimated 2021E EBITDA of GCEAR, 11.0x to 14.0x to the estimated 2021E AFFO of GCEAR and (20.0%) to (5.0%) to the June 30, 2020 NAV per share of GCEAR.

The selected companies analysis indicated implied exchange ratio reference ranges of (i) 0.628x to 1.144x based on estimated 2021E EBITDA, (ii) 0.884x to 1.521x based on estimated 2021E AFFO, and (iii) 0.982x to 1.478x based on June 30, 2020 NAV per share, in each case as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Other Matters

Truist Securities acted as financial advisor to the CCIT II Special Committee in connection with the REIT Merger and the CMFT Merger. Truist Securities was retained by the CCIT II Special Committee as its financial advisor based on Truist Securities’ experience and reputation and Truist Securities’ knowledge of CCIT II and its industry. For its services as financial advisor to the CCIT II Special Committee, Truist Securities will receive a transaction fee of $2,000,000, which is contingent upon the completion of the REIT Merger. Truist Securities became entitled to a fee of $500,000, upon the rendering of Truist Securities’ opinion to the CCIT II Special Committee, as to the fairness, from a financial point of view, to the holders of CCIT II Common Stock of the exchange ratio provided for in the CMFT Merger, which fee is creditable to the extent previously paid against the transaction fee, and an additional fee of $500,000, which became payable following the termination of the CMFT Merger Agreement upon the rendering of Truist Securities’ opinion to the CCIT II Special Committee, as to the fairness, from a financial point of view, to the holders of CCIT II Common Stock of the CCIT II Exchange Ratio provided for in the REIT Merger, and which fee is not creditable against the transaction fee. CCIT II has also agreed to reimburse certain expenses incurred by Truist Securities in connection with its engagement and to indemnify Truist Securities and certain related parties for certain liabilities arising out of its engagement.

As the CCIT II Special Committee was aware, Truist Securities and its affiliates provided, and may continue to provide, investment banking and other financial services to CCIT II Advisor, CCIT II, GCEAR and certain of their affiliates or advisors for which Truist Securities and its affiliates received, or would expect to receive, compensation, including, during the prior two years, with respect to CCIT II and its affiliates, having provided financial risk management services to CIM SMA II Investments LLC, a company managed by an affiliate of CCIT II Advisor, for which Truist Securities received fees of less than $1,000,000 and, with respect to GCEAR and its affiliates, having acted as financial advisor to a special committee of the GCEAR Board in connection with its acquisition of EA-1, for which Truist Securities received aggregate fees of approximately $2,000,000. In addition, one or more of Truist Securities’ affiliates (i) is a participant in the credit facilities of CCIT II and certain affiliates of CCIT II and CCIT II Advisor, and (ii) is a joint lead arranger and participant in the credit facilities of GCEAR and certain of its affiliates, in each case for which it received fees for acting in such capacity. In addition, Truist Securities and its affiliates may in the future provide investment banking and other financial services to CCIT II Advisor, CCIT II, GCEAR, and/or certain of their respective affiliates for which Truist Securities and its affiliates would expect to receive compensation. Truist Securities is a full-service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Truist Securities and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of CCIT II Advisor, CCIT II, GCEAR and/or certain of their respective affiliates and any other company that may be involved in the REIT Merger, as well as provide investment banking and other financial services to such companies. In addition, Truist Securities and its affiliates (including Truist Bank and Truist Financial Corporation) may have other financing and business relationships with CCIT II Advisor, CCIT II, GCEAR and their respective affiliates.

Opinion of CenterCap

The CCIT II Special Committee retained CenterCap on September 30, 2020 to provide it with certain financial advisory services in connection with the REIT Merger pursuant to a written engagement letter dated October 8, 2020. As part of this engagement, the CCIT II Special Committee requested that CenterCap evaluate the fairness, from a financial point of view, of the CCIT II Exchange Ratio to the holders of shares of CCIT II Common Stock. On October 28, 2020, CenterCap rendered its oral opinion to the CCIT II Special Committee (which was subsequently confirmed in writing by delivery of CenterCap’s written opinion dated October 28, 2020) that, as of such date and based upon, and subject to, the factors deemed relevant and assumptions made, matters considered and qualifications and limitations on the scope of its review as set forth in its opinion, the CCIT II Exchange Ratio in the REIT Merger was fair, from a financial point of view, to the holders of CCIT II Common Stock (other than the shares thereof cancelled in accordance with the terms of the Merger Agreement).

CenterCap’s opinion was directed to the CCIT II Special Committee, in its capacity as such, in connection with and solely for the purpose of its evaluation of the REIT Merger, and addressed only the fairness, from a financial point of view, to the holders of CCIT II Common Stock (other than the shares thereof cancelled in accordance with the terms of the Merger Agreement), of the CCIT II Exchange Ratio in the REIT Merger pursuant to the Merger Agreement and did not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise. CenterCap expressed no opinion as to the fairness of the CCIT II Exchange Ratio to the holders of any class of securities (other than shares of CCIT II Common Stock that are not canceled in accordance with the terms of the Merger Agreement), creditors or other constituencies of CCIT II or as to the underlying decision by CCIT II to engage in the REIT Merger. The summary of CenterCap’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CenterCap in preparing its opinion. CCIT II stockholders are urged to read the opinion in its entirety. However, neither CenterCap’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation as to, or otherwise address, how the CCIT II Special Committee, the CCIT II Board or any CCIT II stockholder should act or vote with respect to any matter relating to the REIT Merger or otherwise. The issuance of CenterCap’s opinion was approved by a fairness committee of CenterCap.

In connection with its opinion, CenterCap conducted such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, CenterCap:

•	reviewed the Merger Agreement, including the financial terms of the Merger Agreement, and certain other documents;

•	reviewed certain publicly available financial statements and other business and financial information concerning CCIT II and GCEAR, respectively;

•

reviewed certain business, financial and other information, including financial forecasts, regarding CCIT II, a portion of which was publicly available and a portion of which was furnished to CenterCap by CCIT II Advisor (defined as “CCIT II Forecasts” in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus), and discussed the business and prospects of CCIT II with CCIT II Advisor;

•

reviewed certain business, financial and other information, including financial forecasts provided by GCEAR which were based on real estate cash flow projections prepared by third party appraisal firms as contained in the June 30, 2020 property appraisal reports, regarding GCEAR, which were furnished to CenterCap by management of GCEAR (defined as “GCEAR Forecasts” in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus), and discussed the business and prospects of GCEAR with its management;

•

reviewed certain internal analysis and forecasts prepared by CCIT II Advisor and GCEAR relating to the estimated amounts and timing of cost savings and related expenses and synergies expected to result from the REIT Merger (defined as “Projected Synergies” in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus);

•	reviewed the CCIT II Advisory Agreement and discussed its financial terms with the CCIT II Special Committee;

•	participated in discussions and negotiations among representatives of CCIT II and GCEAR and their respective financial and legal advisors;

•	considered certain financial and operating performance data for CCIT II and compared that data with similar data regarding certain publicly traded companies that CenterCap deemed to be relevant;

•	compared the proposed financial terms of the Merger Agreement with the financial terms of certain other business combinations and transactions that CenterCap deemed to be relevant;

•

held discussions with certain members of management of GCEAR, and the CCIT II Special Committee, regarding the financial condition and future prospects and operations of CCIT II and GCEAR, the effects of the REIT Merger on the financial condition and future prospects of CCIT II and GCEAR and certain other matters that CenterCap believed necessary and appropriate;

•

reviewed certain appraisals of the real estate assets of CCIT II and GCEAR prepared by third parties (for purposes other than the transaction contemplated hereby) and provided to CenterCap by CCIT II Advisor and GCEAR, respectively; and

•

performed such other financial studies and analyses and considered such other information, studies, analyses and investigations, as well as financial and economic and market criteria, as CenterCap deemed to be relevant.

In connection with CenterCap’s review, CenterCap relied upon, and did not verify, the accuracy and completeness of the financial and other information referenced above, including all accounting, legal and tax information, and in accordance with CenterCap’s engagement letter, CenterCap did not assume any responsibility for any independent verification of such information and assumed such accuracy and completeness for purposes of its opinion. CenterCap did not conduct or was not provided with any valuation or, except as referenced above, any appraisal of any assets or liabilities (including contingent liabilities) of GCEAR or CCIT II, nor did CenterCap evaluate the solvency of GCEAR or CCIT II under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial forecasts and analyses provided to CenterCap or derived therefrom, including the Projected Synergies, CenterCap assumed that they had been reasonably prepared and reflected the then-best current estimates and judgments of management as to the expected future results of operations and financial condition of GCEAR and CCIT II. CenterCap assumed no responsibility for, and expressed no view as to, the financial analyses and forecasts (including the Projected Synergies) or the assumptions upon which they were based. CenterCap did not take into account any taxes that may be assessable on the REIT Merger or any related transactions and did not independently assess (i) the tax treatment of the REIT Merger or any related transactions or (ii) the tax considerations that may or may not be applicable to the holders of CCIT II Common Stock.

CenterCap’s opinion is necessarily based on economic, market, financial and other conditions and the information made available to CenterCap as of the date of its opinion. It should be understood that developments subsequent to the date of CenterCap’s opinion may affect its opinion and that CenterCap does not have any obligation to update, revise, or reaffirm its opinion. CenterCap’s opinion is limited to the fairness, from a financial point of view, of the CCIT II Exchange Ratio to the holders of CCIT II Common Stock (other than the shares thereof cancelled and retired in accordance with the terms of the Merger Agreement) in the proposed REIT Merger as of the date of its opinion, and CenterCap expressed no opinion as to the fairness of the CCIT II

Exchange Ratio to the holders of any other class of securities, creditors or other constituencies of CCIT II or any other person or as to the underlying decision by CCIT II to engage in the REIT Merger. Furthermore, CenterCap expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of CCIT II, or any class of such persons relative to the CCIT II Exchange Ratio or with respect to the fairness of any such compensation. CenterCap’s opinion does not address the relative merits of the REIT Merger or other actions contemplated by the Merger Agreement compared with other business strategies or transactions that may have been considered by CCIT II’s management, the CCIT II Board or any committee thereof. CenterCap did not provide any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice.

The terms of the Merger Agreement, including the CCIT II Exchange Ratio, were determined through arm’s length negotiations between CCIT II and GCEAR, and the decision to enter into the Merger Agreement was solely that of the CCIT II Board. CenterCap’s opinion and financial analyses were only one of the many factors considered by the CCIT II Special Committee in its evaluation of the proposed REIT Merger and should not be viewed as determinative of the views of the CCIT II Special Committee or the CCIT II Board with respect to the proposed REIT Merger or the CCIT II Exchange Ratio.

Summary of Material Financial Analyses of CenterCap.

In accordance with customary investment banking practice, CenterCap utilized generally accepted valuation methodologies in rendering its opinion included in its presentation to the CCIT II Special Committee on October 28, 2020, and the summary below does not purport to be a complete description of the analyses or data presented by CenterCap. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Assessing the data in the tables, or any portion of such analyses and the factors considered, without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of CenterCap’s analyses. Furthermore, mathematical analysis (such as determining the median) is not in itself a meaningful method of using the data referred to below.

The below summary of certain material financial analyses, including the methodologies and assumptions underlying the analyses, does not purport to be a complete description of the analyses or data presented by CenterCap, but describes, in summary form, the material financial analyses performed by CenterCap in arriving at its opinion. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by CenterCap with respect to any of the analyses performed by it in connection with its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. CenterCap believes that the below summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of exchange ratios resulting from any particular analysis or combination of analyses described below were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of CenterCap with respect to the actual values of CCIT II or GCEAR. The order of analyses described does not represent the relative importance or weight given to those analyses by CenterCap. In arriving at its opinion, CenterCap did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, CenterCap considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by CenterCap are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, CenterCap’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses or their assets actually could be acquired or sold. No company utilized in the respective selected publicly traded companies analysis is identical to either CCIT II or GCEAR. Accordingly, the analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies to which CCIT II or GCEAR is compared.

In performing the financial analyses summarized below and arriving at its opinion, CenterCap used and relied upon the Forecasts and extrapolations of the Forecasts, as described in greater detail in the section of this proxy statement/joint prospectus “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information”.

Except as otherwise noted, the information utilized by CenterCap in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before October 23, 2020 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions, and other factors that influence the price of securities.

As used below, “EBITDA” has the meaning of EBITDA as defined in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus.

Comparable Companies Analysis. CenterCap considered certain financial data for CCIT II and GCEAR on a standalone basis and compared it to selected publicly available financial, ratio and market multiples for certain publicly traded net lease REITs (and publicly traded office REITs in the case of GCEAR), that CenterCap considered to be sufficiently analogous to CCIT II and GCEAR. Unless the context indicates otherwise (i) market data for the selected companies listed below were based on the market price of the common stock of such companies as of October 23, 2020, (ii) the estimates of the future financial performance of CCIT II and GCEAR on a standalone basis were based on the CCIT II Forecasts and the GCEAR Forecasts and (iii) estimates of the future financial performance of the selected comparable companies listed below were based on publicly available consensus research analyst estimates (“Street Consensus”) for those companies as of October 23, 2020.

No company utilized in the respective selected publicly traded companies analysis is identical to either CCIT II or GCEAR. However, the companies selected were chosen because they are publicly traded companies (and thus have available a Street Consensus that can be utilized in CenterCap’s analyses) with operations and businesses that, for purposes of CenterCap’s analysis, may be considered similar to those of CCIT II or GCEAR. Comparable publicly traded companies were selected for CCIT II and GCEAR, among other reasons, because they were publicly traded net lease REITs (in the case of CCIT II) and, additionally, office REITs (in the case of GCEAR), with operations that, for purposes of CenterCap’s analysis, may be considered similar to those of CCIT II and GCEAR, taking into account, among other things, the nature of each of their assets, their operations and their corporate and governance structures. However, certain of these companies may have characteristics that are materially different from those of CCIT II and GCEAR. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect CCIT II and GCEAR.

CenterCap analyzed the ratios of (i) Enterprise Value to EBITDA; (ii) price to “Funds From Operations” (as defined in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus); and (iii) price to “Adjusted Funds From Operations” (as defined in the section “—Certain Unaudited Prospective Financial Information—Certain GCEAR and CCIT II Unaudited Prospective Financial Information” in this proxy statement/prospectus), each for estimated calendar year 2020 and 2021 based on Street Consensus for each of these companies for comparison purposes.

With respect to CCIT II, CenterCap reviewed two publicly traded North American externally managed net lease REITs and eight publicly traded North American internally managed net lease REITs. The selected publicly traded companies were as follows:

Externally Managed Net Lease REITs

•	Global Net Lease, Inc.

•	Office Properties Income Trust

Internally Managed Net Lease REITs

•	Broadstone Net Lease, Inc.

•	Easterly Government Properties, Inc.

•	Essential Properties Realty Trust, Inc.

•	Gladstone Commercial Corporation

•	Lexington Realty Trust

•	Realty Income Corporation

•	VEREIT, Inc.

•	W.P. Carey Inc.

For purposes of its analysis, CenterCap derived a range of multiples for each metric using the median multiple from each of the (i) Externally Managed Net Lease REITs; and (ii) Internally Managed Net Lease REITs and applying a one-time discount to the Internally Managed Net Lease REITs (which, in CenterCap’s professional judgment, was warranted given the general trading differential across the industry between externally managed and internally managed equity REITs).

The following table reflects the results of this analysis:

	Externally Managed Net Lease REITs Multiple	Internally Managed Net Lease REITs Multiple
2020E EBITDA	11.5x	18.0x
2021E EBITDA	11.1x	17.0x
2020E FFO	6.6x	14.4x
2021E FFO	6.5x	14.5x
2020E AFFO	7.5x	15.4x
2021E AFFO	7.7x	14.5x

With respect to GCEAR, CenterCap reviewed four publicly traded North American Internally Managed Office REITs and eight publicly traded North American Internally Managed Net Lease REITs. The selected publicly traded companies were as follows:

Internally Managed Office REITs

•	Brandywine Realty Trust

•	City Office REIT, Inc.

•	Corporate Office Properties Trust

•	Cousins Properties Incorporated

Internally Managed Net Lease REITs

•	Broadstone Net Lease, Inc.

•	Easterly Government Properties, Inc.

•	Essential Properties Realty Trust, Inc.

•	Gladstone Commercial Corporation

•	Lexington Realty Trust

•	Realty Income Corporation

•	VEREIT, Inc.

•	W.P. Carey Inc.

For purposes of its analysis, CenterCap derived a range of multiples for each metric using the median multiple from each of the (i) Internally Managed Office REITS; and (ii) Internally Managed Net Lease REITs.

The following table reflects the results of this analysis:

	Office REITs Multiple	Net Lease REITs Multiple
2020E EBITDA	12.6x	17.9x
2021E EBITDA	12.8x	16.9x
2020E FFO	9.3x	14.4x
2021E FFO	9.3x	14.5x
2020E AFFO	14.4x	15.4x
2021E AFFO	14.4x	14.5x

Taking into account the results of the selected comparable companies analysis with respect to CCIT II and GCEAR, CenterCap applied selected ranges of:

•	11.5x to 15.3x and 12.6x to 17.9x to the 2020E EBITDA of CCIT II and GCEAR, respectively

•	6.6x to 12.2x and 9.3x to 14.4x to the 2020E FFO of CCIT II and GCEAR, respectively

•	7.5x to 13.1x and 14.4x to 15.4x to the 2020E AFFO of CCIT II and GCEAR, respectively

•	11.1x to 14.5x and 12.8x to 16.9x to the 2021E EBITDA of CCIT II and GCEAR, respectively

•	6.5x to 12.4x and 9.3x to 14.5x to the 2021E FFO of CCIT II and GCEAR, respectively

•	7.7x to 12.3x and 14.4x to 14.5x to the 2021E AFFO of CCIT II and GCEAR, respectively

CenterCap derived a reference range of multiples for CCIT II that was lower than the reference range of multiples for GCEAR to take into account the lower multiples generally observed for externally managed REITs.

After giving effect to the Projected Synergies, CenterCap then calculated (1) the ratio of the lowest implied equity value per share for CCIT II to the highest implied equity value per share for GCEAR; and (2) the ratio of the highest implied equity value per share for CCIT II to the lowest implied equity value per share for GCEAR to derive an implied exchange ratio range. The range of implied exchange ratios is outlined in the table below.

Implied CCIT II Exchange Ratio
	Low	High
2020E EBITDA	0.494x	1.803x
2021E EBITDA	0.536x	1.830x
2020E FFO	0.506x	1.439x
2021E FFO	0.716x	1.173x
2020E AFFO	0.422x	0.789x
2021E AFFO	0.716x	1.173x

The range of implied exchange ratios was 0.494x to 1.830x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Implied Exchange Ratio: 0.494x – 1.830x

Discounted Cash Flow Analysis. CenterCap performed a discounted cash flow analysis of each of CCIT II and GCEAR on a standalone basis under projections provided by CCIT II Advisor and GCEAR (which were based on real estate cash flow projections prepared by third party appraisal firms as contained in the June 30, 2020 property appraisal reports). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of the estimated future unlevered free cash flows of the asset. “Present value” takes into account the time value of money with respect to those future unlevered cash flows and refers to the current value of future unlevered cash flows and is calculated by discounting those future unlevered cash flows at a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt financing or servicing costs. The “terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period. For purposes of this analysis, unlevered free cash flows were calculated beginning with EBITDA, minus capital expenditures, plus / (minus) straight-line rent adjustments, minus amortization of below market rents and plus non-cash general & administrative expenses (including stock-based compensation), if any, in each case, as included in the CCIT II Forecasts and GCEAR Forecasts, respectively.

CenterCap calculated the present value of the unlevered free cash flows for each of CCIT II and GCEAR by adding together the (i) estimated net present value (as of December 31, 2020) of the projected unlevered free cash flows for each of CCIT II and GCEAR on a standalone basis for the period January 1, 2021 to December 31, 2023; and (ii) the discounted net present value (as of December 31, 2020) of the “terminal value” at the end of 2023 for each of CCIT II and GCEAR respectively, each on a standalone basis. The range of terminal values was calculated for each of CCIT II and GCEAR by applying (i) a terminal EBITDA multiple range to the 2023E EBITDA and (ii) a terminal growth rate to the 2023E unlevered free cash flows for each of the stand alone CCIT II Forecasts and GCEAR Forecasts, respectively.

With respect to CCIT II, CenterCap calculated a terminal value range by applying (i) an EBITDA multiple range of 11.5x to 15.3x to 2023E EBITDA, and (ii) a terminal growth rate range of 0.0% to 0.3% to the 2023E unlevered free cash flow. The unlevered free cash flows and range of terminal values for CCIT II were then discounted to present values using a discount rate range of 7.8% to 9.3%, which range was chosen by CenterCap based upon an analysis of the weighted average cost of capital of CCIT II. With respect to GCEAR, CenterCap calculated a terminal value range by applying (i) an EBITDA multiple range of 12.6x to 17.9x to 2023E EBITDA, and (ii) a terminal growth rate range of 1.0% to 1.5% to the 2023E unlevered free cash flow. The unlevered free cash flows and range of terminal values for GCEAR were then discounted to present values using a discount rate range of 5.8% to 7.3%, which range was chosen by CenterCap based upon an analysis of the weighted average cost of capital of GCEAR.

After giving effect to the Projected Synergies, CenterCap then calculated (1) the ratio of the lowest implied equity value per share for CCIT II to the highest implied equity value per share for GCEAR, and (2) the ratio of the highest implied equity value per share for CCIT II to the lowest implied equity value per share for GCEAR to derive an implied exchange ratio range. The range of implied exchange ratios was 0.288x to 1.610x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Implied Exchange Ratio: 0.288x – 1.610x

Dividend Discount Model Analysis. CenterCap performed a dividend discount analysis of each of CCIT II and GCEAR on a standalone basis utilizing projections provided by CCIT II Advisor and GCEAR. A dividend discount analysis is a traditional valuation methodology used to derive a valuation of a company by calculating the “present value” of the estimated future forecasted dividends of the company. “Present value” takes into account the time value of money with respect to those future forecasted dividends and refers to the current value of future forecasted dividends and is calculated by adding together (i) the present value (as of December 31, 2020) of estimated future forecasted dividends for each of CCIT II and GCEAR, respectively, over a period of January 1, 2021 to December 31, 2023 based on each of CCIT II and GCEAR’s projected estimated dividends per share for those periods; and (ii) the present value of the “terminal value” at the end of year 2023. The “terminal value” was calculated by applying a selected range of terminal FFO multiples (utilizing selected Street Consensus multiples) to 2023E FFO for each of CCIT II and GCEAR respectively.

With respect to CCIT II, CenterCap calculated a terminal value range by applying an FFO multiple range of 6.6x to 12.2x to 2023E FFO. The future forecasted dividends and range of terminal values for CCIT II were then discounted to present values using a discount rate range of 11.6% to 13.1%, which range was chosen by CenterCap based upon a cost of equity calculation for CCIT II utilizing the capital asset pricing model. With respect to GCEAR, CenterCap calculated a terminal value range by applying an FFO multiple range of 9.3x to 14.4x to 2023E FFO. The future forecasted dividends and range of terminal values for GCEAR were then discounted to present values using a discount rate range of 8.7% to 10.2%, which range was chosen by CenterCap based upon a cost of equity calculation for GCEAR utilizing the capital asset pricing model.

After giving effect to the Projected Synergies, CenterCap then calculated (1) the ratio of the lowest implied equity value per share for CCIT II to the highest implied equity value per share for GCEAR, and (2) the ratio of the highest implied equity value per share for CCIT II to the lowest implied equity value per share for GCEAR to derive an implied exchange ratio range. The range of implied exchange ratios was 0.524x to 1.335x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement.

Implied Exchange Ratio: 0.524x – 1.335x

Published Net Asset Value. CenterCap reviewed the published net asset values of CCIT II and GCEAR as of June 30, 2020. A comparison of the net asset values of CCIT II and GCEAR implies an exchange ratio of 1.121x, as compared to the CCIT II Exchange Ratio of 1.392x in the REIT Merger pursuant to the Merger Agreement. The published net asset values were presented to the CCIT II Special Committee for reference purposes only. CenterCap considered the published net asset values in effecting the impact of the Projected Synergies across various methodologies referenced above.

Other Matters

In performing the financial analyses summarized above and arriving at its opinion, CenterCap reviewed and utilized estimates of the Projected Synergies, and incorporated a “present value” of such estimated Projected Synergies, into its exchange ratio analysis. “Present value” takes into account the time value of money with respect to those estimated future Projected Synergies and refers to the current value of future Projected Synergies and is calculated by applying a 10% discount rate to an estimated future Projected Synergies amount (assuming a growth rate of 0.0%) and subtracting one-time expenses related to the REIT Merger. The discount rate was calculated to be the pro forma combined GCEAR and CCIT II cost of equity as calculated utilizing a capital asset pricing model. Thereafter, CenterCap adjusted the exchange ratio calculations in each of the analyses presented above to reflect the relative ownership contribution of such Projected Synergies to the pro forma company.

Upon its engagement to render certain financial advisory services to the CCIT II Special Committee with respect to the proposed REIT Merger, CenterCap was paid a nonrefundable retainer fee of $100,000. For its services as financial advisor to the CCIT II Special Committee, CenterCap is entitled to receive an advisory fee of $900,000, which is contingent upon the completion of a merger of CCIT II. In addition, CenterCap became entitled to a fee of $300,000, upon the rendering of its opinion to the CCIT II Special Committee, which fee is creditable to the extent previously paid against the advisory fee. In addition, CCIT II has agreed to reimburse certain expenses incurred by CenterCap in connection with its engagement and to indemnify CenterCap and certain related parties for certain liabilities arising out of the engagement.

Prior to its engagement to provide certain financial advisory services to the CCIT II Special Committee, CenterCap had not been engaged by either CCIT II or GCEAR to provide any financial advisory services nor had CenterCap received any compensation from either CCIT II or GCEAR for any other services rendered other than those services described above.

Certain Unaudited Prospective Financial Information

Certain GCEAR and CCIT II Unaudited Prospective Financial Information

Neither GCEAR nor CCIT II, as a matter of general practice, makes long-term projections as to anticipated future performance available to its stockholders or the public. Each of GCEAR and CCIT II avoids making public projections for extended periods due to, among other things, the uncertainty and subjectivity of the underlying assumptions and estimates inherent in such projections.

In connection with the Mergers, certain non-public, unaudited prospective financial information regarding the anticipated results of operations for fiscal years 2020 through 2024 for each of GCEAR, as provided by GCEAR based on real estate cash flow projections prepared by third party appraisal firms and/or with the amounts and information provided by GCEAR (with its consent) (the “GCEAR Forecasts”), and CCIT II, as prepared by the CCIT II Advisor and/or with the amounts and information provided by the CCIT II Advisor (with its consent) (the “CCIT II Forecasts”, and together with the GCEAR Forecasts, the “Forecasts”), was provided to the CCIT II Special Committee in connection with its evaluation of the Mergers. Certain metrics included in the GCEAR Forecasts and the CCIT II Forecasts were also used, at the direction of the CCIT II Special Committee, by Truist Securities and/or CenterCap in connection with its analyses and opinions described in the section “—Opinions of the CCIT II Special Committee’s Financial Advisors.”

The GCEAR Forecasts and CCIT II Forecasts reflect the business on a standalone basis of GCEAR and CCIT II, respectively, without giving effect to any of the Mergers, the impact of negotiating the Mergers, the expenses that have been or may be incurred in connection with consummating the Mergers or the potential synergies (including the Projected Synergies, as defined below), that may be achieved by the Combined Company as a result of the Mergers.

The following is a summary of certain metrics included in the GCEAR Forecasts and CCIT II Forecasts (amounts may reflect rounding), as calculated by Truist Securities and/or CenterCap for use in their respective analyses and opinions described in “—Opinions of the CCIT II Special Committee’s Financial Advisors”:

	Fiscal Year (in millions, and all amounts in USD)
	2020E(9)	2021E	2022E	2023E	2024E
GCEAR Forecasts
Cash Net Operating Income (1)	$—	$269.3	$294.8	$318.1	$319.9
Cash EBITDA (2)	—	240.3	265.2	287.9	289.1
EBITDA (3)	260.5	242.0	253.8	270.6	272.0
Funds From Operations (4)	173.8	155.9	167.3	184.0	185.5
Adjusted Funds From Operations (5)	138.3	129.2	141.9	167.0	165.9
Unlevered Free Cash Flow (6)	—	183.0	156.7	242.7	223.1
Unlevered Free Cash Flow (After Non-Cash G&A Expenses) (7)	—	177.0	148.4	234.4	213.8

CCIT II Forecasts
Cash Net Operating Income (1)	$70.0	$72.1	$73.7	$75.5	$76.3
Cash EBITDA (2)	54.2	57.4	59.0	60.6	61.2
EBITDA (3)	63.8	61.9	61.8	62.1	62.1
Funds From Operations (4)	51.7	52.5	52.4	52.5	52.1
Adjusted Funds From Operations (5)	32.6	47.8	48.8	49.4	51.0
Adjusted Funds From Operations (Before Capex) (8)	42.2	48.2	49.7	51.2	51.4
Unlevered Free Cash Flow (6)	—	57.2	58.2	59.0	61.0
Unlevered Free Cash Flow (After Non-Cash G&A Expenses) (7)	—	57.0	58.0	58.8	60.8

(1)

As used in this table and footnotes, “Cash Net Operating Income” is defined as property-level cash revenue (i.e., excluding straight line rental revenue), minus certain property operating expenses (and excluding depreciation, amortization, general and administrative expenses, acquisition related expenses and other non-routine expenses), and minus abated/uncollected rent. Cash Net Operating Income is a non-GAAP financial measure and should not be considered as an alternative to operating income, as computed in accordance with GAAP.

(2)

As used in this table and footnotes, “Cash EBITDA” is defined as Cash Net Operating Income, minus general and administrative expenses (excluding non-cash expenses such as stock-based compensation) and minus advisory fees and expenses. Cash EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, as computed in accordance with GAAP.

(3)

As used in this table and footnotes, “EBITDA” is defined as Cash EBITDA plus / (minus) revenues in excess of cash received, amortization of lease intangibles and non-cash general and administrative expenses (including stock based compensation). EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, as computed in accordance with GAAP.

(4)	As used in this table and footnotes, “Funds From Operations” is defined as Cash EBITDA, plus straight-line rental revenue, plus amortization of lease intangibles and minus cash interest paid.
(5)

As used in this table and footnotes, “Adjusted Funds From Operations” is defined as Funds From Operations, plus / (minus) non-routine and certain non-cash items such as amortization of stock-based compensation net, less straight-line rental revenue, amortization of lease intangibles, revenues in excess of cash received, capital expenses of stabilized properties, deferred rent, acquisition-related costs, financed termination fee, net of payments received, gain or loss from the extinguishment of debt, unrealized gains (losses) on derivative instruments and dead deal costs.

(6)

Using amounts and information provided by GCEAR or CCIT II (as applicable), CenterCap calculated “Unlevered Free Cash Flow,” which is defined for purposes of this table and footnotes as EBITDA, plus / (minus) revenues in excess of cash received, amortization of lease intangibles, non-cash general and administrative expenses (including stock based compensation), and capital expenses.

(7)

Using amounts and information provided by GCEAR or CCIT II (as applicable), Truist Securities calculated “Unlevered Free Cash Flow (After Non-Cash G&A Expenses),” which is defined for purposes of this table and footnotes as Unlevered Free Cash Flow including non-cash general and administrative expenses (including stock based compensation).

(8)	As used in this table, “Adjusted Funds From Operations (Before Capex)” is defined as Adjusted Funds From Operations before adjusting for capital expenses on stabilized properties.
(9)

The only metrics included in the GCEAR Forecasts for fiscal year 2020 were EBITDA, Funds From Operations and Adjusted Funds From Operations. The Forecasts for fiscal year 2020 were utilized only by CenterCap, which utilized only EBITDA, Funds from Operations and Adjusted Funds From Operations.

In connection with the Mergers, based on amounts and information provided by the CCIT II Advisor and discussions with management of GCEAR, CenterCap estimated the amounts and timing of cost savings and related expenses and synergies expected to result from the Mergers and be realized by the Combined Company (the “Projected Synergies”). The annual amount of Projected Synergies was estimated to be approximately $14.2 million, which includes anticipated cost savings of the Combined Company with respect to third party general and administrative expenses (estimated to be approximately $10.5 million) and interest savings (estimated to be approximately $3.7 million), and is offset by estimated one-time related expenses related to the REIT Merger in the amount of $43.6 million to effect such projected annual cost savings.

Important Information About the Unaudited Prospective Financial Information

The Forecasts constitute forward-looking statements and are based on numerous assumptions and estimates that GCEAR and the CCIT II Advisor, respectively, believed were reasonable at the time such forecasts were prepared, taking into account information known to GCEAR and the CCIT II Advisor, respectively, that each deemed relevant at such time for purposes of determining the exchange ratio. In particular, GCEAR Forecasts were based on real estate cash flows prepared by third party appraisers (as of June 30, 2020) and utilized for purposes of determining the NAV of GCEAR at that time. However, such assumptions and estimates may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, many of which are beyond the control of GCEAR and CCIT II, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

Actual results will likely differ, and may differ materially, from those reflected in this section, whether or not the Mergers are completed. In addition, because the unaudited prospective financial information contained in this section covers multiple years and, in certain cases, extends many years into the future, such information by its nature becomes less predictive with each successive year. As a result, the Forecasts and the Projected Synergies cannot be considered predictive of actual future operating results, nor should they be construed as financial guidance, and this information should not be relied on as such.

Except as described above, the Forecasts were prepared solely for internal use by GCEAR and the CCIT II Special Committee, and the Projected Synergies were prepared solely for internal use by the CCIT II Special Committee, as applicable for purposes of determining the exchange ratio. The Forecasts were provided to the respective financial advisors to GCEAR and the CCIT II Special Committee and the Projected Synergies were provided to the financial advisors to the CCIT II Special Committee, in each case for purposes of providing financial advice to GCEAR and the CCIT II Special Committee, as applicable. The Forecasts and Projected Synergies were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding projections and forward-looking statements and the use of non-GAAP measures or GAAP.

The inclusion of the Forecasts and the Projected Synergies in this proxy statement/prospectus is not an admission or representation by GCEAR or CCIT II that such information is material or that the results contained in such information will be achieved. The Forecasts and Projected Synergies are summarized in this proxy statement/prospectus solely to provide CCIT II stockholders access to information that was made available to the CCIT II Special Committee, Truist Securities and CenterCap in connection with their respective evaluations of the Mergers, or was derived from that information, and are not included in this proxy statement/prospectus in order to influence any CCIT II stockholder to make any voting decision with respect to the CCIT II Special Meeting.

Certain financial measures included in the Forecasts and the Projected Synergies were not prepared in accordance with GAAP and there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all competitors of GCEAR and CCIT II and may not be directly comparable to similarly titled measures of competitors of GCEAR or CCIT II or other companies generally. As a result, non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Forecasts) provided to a board of directors or financial advisor in connection with a business combination transaction (such as the CCIT II Merger) are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Forecasts and the Projected Synergies are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the CCIT II Special Committee, Truist Securities or CenterCap in connection with the CCIT II Merger. Accordingly, no reconciliation of the financial measures included in the Forecasts or the Projected Synergies is provided in this proxy statement/prospectus.

Deloitte & Touche LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the CCIT II Forecasts or the Projected Synergies, and, accordingly, Deloitte & Touche LLP expresses no opinion or any other form of assurance with respect thereto. The Deloitte & Touche LLP reports included in this proxy statement/prospectus relate to CCIT II’s previously issued financial statements, respectively. They do not extend to the CCIT II Forecasts or the Projected Synergies, and should not be read to do so.

Ernst & Young LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the GCEAR Forecasts or the Projected Synergies, and, accordingly, Ernst & Young LLP expresses no opinion or any other form of assurance with respect thereto. The Ernst & Young LLP reports included in this proxy statement/prospectus relate to GCEAR’s previously issued financial statements, respectively. They do not extend to the GCEAR Forecasts or the Projected Synergies, and should not be read to do so.

By including the Forecasts and the Projected Synergies in this proxy statement/prospectus, none of GCEAR, CCIT II, or any of their advisors or other representatives, including Truist Securities and CenterCap, has made or makes any representation to any person regarding the ultimate performance of GCEAR, CCIT II or the Combined Company in the future, compared to such information contained herein.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER GCEAR NOR CCIT II INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE FOREGOING PROSPECTIVE FINANCIAL INFORMATION OR PROJECTED SYNERGIES TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE INCORRECT OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

Interests of CCIT II’s Directors and Executive Officers in the Mergers

In considering the recommendation of the CCIT II Board to approve the Mergers, CCIT II stockholders should be aware that certain directors of CCIT II have interests in the Mergers that may be different from, or in addition to, the interests of CCIT II stockholders generally. The CCIT II Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. These interests include those described below in this section.

Treatment of CCIT II Restricted Share Awards

CCIT II’s independent directors hold restricted shares of CCIT II Common Stock issued pursuant to the CCIT II Equity Plan. None of CCIT II’s executive officers hold any restricted stock or other equity compensation awards in CCIT II.

At the effective time of the REIT Merger, each share of CCIT II Common Stock underlying such restricted share awards, whether vested or unvested, will automatically be converted into the right to receive the CCIT II Exchange Ratio of 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares and deduction for withholding under applicable tax law in accordance with the Merger Agreement.

The table below sets forth the number of shares of CCIT II Common Stock subject to restricted share awards held by CCIT II’s independent directors as of December 8, 2020, the aggregate values of such restricted share awards, based on the most recent NAV per share of CCIT II Common Stock, and the number of shares of GCEAR Common Stock with respect to which such restricted share awards are expected to be converted in connection with the REIT Merger.

	Number of Unvested CCIT II Restricted Shares (#)(1)	Aggregate Value of Unvested CCIT II Restricted Shares ($)(2)	Number of shares of GCEAR Class E Common Stock Issuable in respect of CCIT II Restricted Shares (#)(3)
Calvin E. Hollis	3,022	$30,000	4,206
P. Anthony Nissley	3,273	32,500	4,556
Richard H. Dozer	3,651	36,250	5,082
James F. Risoleo	3,273	32,500	4,556

(1)	Rounded up to the nearest whole CCIT II restricted share.
(2)	Based on the most recent estimated NAV per share of CCIT II Common Stock of $9.93 as of September 30, 2020.
(3)	Based on the CCIT II Exchange Ratio and rounded up to the nearest whole share of GCEAR Class E Common Stock.

Relationship of CCO Group and CCIT II

CCO Group is the sponsor of CCIT II. CCO Group may be considered to be controlled by (i) Mr. Richard S. Ressler, who serves as a director on the CCIT II Board, and (ii) Mr. Avraham Shemesh, who serves as the Chairman of the CCIT II Board, Chief Executive Officer and President of CCIT II. Messrs. Ressler and Shemesh, by virtue of such positions, may be deemed to beneficially own the 20,000 shares of CCIT II Class A Common Stock owned by CCIT II Advisor, which, at the effective time of the REIT Merger, will entitle CCIT II Advisor to receive 27,840 shares of GCEAR Common Stock.

Following the Mergers, the Combined Company will be self-managed and will not have a relationship with CCO Group.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the directors and executive officers of CCIT II are entitled to be indemnified by GCEAR and Merger Sub from and against any costs or expenses (including reasonable attorneys’

fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with certain legal proceedings. Furthermore, such persons will receive the benefit of a “tail” insurance policy for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT II for a claims reporting or discovery period of six years from and after the effective time of the Mergers, provided that GCEAR will not be required to pay in excess of four times the current annual premiums allocated to CCIT II for such insurance. For further information, see “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Insurance and Indemnification” in this proxy statement/prospectus.

Interests of GCEAR’s Directors and Executive Officers in the Mergers

None of GCEAR’s executive officers or members of the GCEAR Board is party to an arrangement with GCEAR, or participates in any GCEAR plan, program or arrangement, that provides such executive officer or board member with financial incentives that are contingent upon the consummation of the Mergers.

Directors and Management of the Combined Company

Pursuant to the Merger Agreement, the GCEAR Board will take or cause to be taken such action as may be necessary, in each case, to cause the CCIT II Designees to be appointed to the GCEAR Board effective as of the effective time of the REIT Merger, to serve until the next annual meeting of stockholders of GCEAR together with the then members of the GCEAR Board.

Pursuant to the Merger Agreement, the Nominating and Corporate Governance Committee of the GCEAR Board will recommend to the GCEAR Board at least one of these CCIT II Designees for election to the GCEAR Board at the first annual meeting of stockholders of GCEAR following the effective time of the REIT Merger. For further information, refer to “The Combined Company—Combined Company Board” in this proxy statement/prospectus.

Following the Mergers, the Combined Company will be managed by the Combined Company’s management team. For further information, refer to “The Combined Company—Executive Officers of Combined Company” in this proxy statement/prospectus.

Regulatory Approvals Required for the Mergers

Other than compliance with applicable federal and state securities laws, CCIT II and GCEAR are not aware of any material federal or state regulatory requirements that must be complied with, or regulatory approvals that must be obtained, in connection with the Mergers.

Timing of the Mergers

The Mergers are expected to be completed in the first quarter of 2021. Neither CCIT II nor GCEAR can predict, however, the actual date on which the Mergers will be completed, or if they will be completed at all, because they are subject to the satisfaction or waiver of several closing conditions. See “The Merger Agreement—Conditions to Completion of the Mergers.”

Accounting Treatment

GCEAR prepares its financial statements in accordance with GAAP. The Mergers will be accounted for by using the business combination accounting rules, which requires the application of a screen test to evaluate if substantially all the fair value of the acquired properties is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. In addition, the rules require the identification of the acquiror, the determination of the acquisition date, the determination of the fair value of consideration and the recognition and measurement, at relative fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquired entity. After consideration of all applicable factors pursuant to the business combination accounting rules, the Mergers will be treated as an asset acquisition under GAAP.

Issuance of Shares of GCEAR Class E Common Stock

Pursuant to the Merger Agreement, as soon as practicable following the effective time of the REIT Merger, GCEAR will cause DST Systems, Inc., the transfer agent in connection with the REIT Merger, to record on the stock records of GCEAR the issuance of shares of GCEAR Class E Common Stock equal to the REIT Merger Consideration that is issuable to each former holder of shares of CCIT II Common Stock (including any fractional shares thereof). As a result, each holder of record of shares of CCIT II Common Stock as of the effective time of the REIT Merger will automatically receive, without such holder taking any action, shares of GCEAR Class E Common Stock issuable to such holder as the REIT Merger Consideration. Shares of GCEAR Class E Common Stock issuable as the REIT Merger Consideration in exchange for shares of CCIT II Common Stock will be in uncertificated book-entry form.

No Rights of Dissenting Stockholders

Pursuant to the CCIT II Charter, no dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, will be available to holders of shares of CCIT II Common Stock with respect to the Mergers.

Deregistration of CCIT II Common Stock

If the REIT Merger is completed, CCIT II Common Stock will be deregistered under the Exchange Act, and CCIT II will no longer file periodic reports with the SEC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations of the REIT Merger to U.S. holders and non-U.S. holders (each as defined below) of shares of CCIT II Common Stock and of the ownership and disposition of GCEAR Common Stock received in the REIT Merger.

This summary is for general information only and is not tax advice. This summary assumes that holders of CCIT II Common Stock (or, following the REIT Merger, of GCEAR Common Stock) hold such CCIT II Common Stock or GCEAR Common Stock as a capital asset within the meaning of Section 1221 of the Code. This summary is based upon the Code, Treasury Regulations promulgated under the Code, referred to herein as Treasury Regulations, judicial decisions and published administrative rulings, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address (i) U.S. federal taxes other than income taxes, (ii) state, local or non-U.S. taxes or (iii) tax reporting requirements, in each case, as applicable to the REIT Merger. In addition, this discussion does not address U.S. federal income tax considerations applicable to persons or entities that are subject to special treatment under U.S. federal income tax law, including, for example:

•	banks, insurance companies, and other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons or entities who hold shares of CCIT II Common Stock (or, following the REIT Merger, GCEAR Common Stock) pursuant to the exercise of any employee stock option or otherwise as compensation;

•	individuals subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	broker, dealers or traders in securities;

•	U.S. expatriates and former citizens of the United States;

•

persons holding shares of CCIT II Common Stock (or, following the REIT Merger, GCEAR Common Stock) as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons or entities deemed to sell CCIT II Common Stock (or, following the REIT Merger, GCEAR Common Stock) under the constructive sale provisions of the Code;

•	United States persons or entities whose functional currency is not the U.S. dollar;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	“qualified shareholders” as defined in Section 897(k)(3)(A) of the Code; or

•	persons or entities subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

For purposes of this summary, a ”holder” means a beneficial owner of shares of CCIT II Common Stock (or, following, the REIT Merger, of GCEAR Common Stock), and a “U.S. holder” means a holder that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a United States court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this summary, a ”non-U.S. holder” means a holder that is not a “U.S. holder” and not a partnership.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of CCIT II Common Stock (or, following the REIT Merger, GCEAR Common Stock), the tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of CCIT II Common Stock (or, following the REIT Merger, GCEAR Common Stock) and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

This discussion of material U.S. federal income tax consequences of the REIT Merger and of the ownership and disposition of GCEAR Common Stock received in the REIT Merger is not binding on the IRS. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any described herein.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES OF THE REIT MERGER AND THE OWNERSHIP AND DISPOSITION OF GCEAR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S.  TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Material U.S. Federal Income Tax Consequences of the REIT Merger

Qualification of the REIT Merger as a Reorganization

The parties intend for the REIT Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the REIT Merger that Hogan Lovells US LLP (“Hogan Lovells”) and Latham & Watkins LLP (“Latham”), or other nationally recognized tax counsel, renders an opinion to GCEAR and CCIT II, respectively, to the effect that the REIT Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be subject to customary exceptions, assumptions and qualifications, and will be based on representations made by GCEAR and CCIT II regarding factual matters (including those contained in the tax representation letters provided by GCEAR and CCIT II), and covenants undertaken by GCEAR and CCIT II. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the REIT Merger could differ from those described in the tax opinions and in this summary. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the IRS or the courts. No ruling from the IRS has been or is expected to be requested in connection with the REIT Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in the tax opinions. Accordingly, the tax opinions are not a guarantee of the legal outcome of the REIT Merger or any tax benefits that may be derived from the REIT Merger.

Treatment of the Partnership Merger and the LP Merger

The Partnership Merger and the LP Merger together are intended to be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code and such contribution is not expected to result in the recognition of taxable income or gain to the GCEAR Operating Partnership or to CCIT II (or GCEAR as the successor to CCIT II in the REIT Merger).

Consequences of the REIT Merger to Holders of CCIT II Common Stock

The following discussion summarizes the material U.S. federal income tax consequences of the REIT Merger to holders assuming the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

A holder of CCIT II Common Stock generally will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of GCEAR Common Stock in exchange for shares of CCIT II Common Stock in connection with the REIT Merger.

A holder will have an aggregate tax basis in GCEAR Common Stock it receives in the REIT Merger equal to the holder’s aggregate tax basis in its CCIT II Common Stock surrendered pursuant to the REIT Merger. If a holder acquired any of its shares of CCIT II Common Stock at different prices and/or at different times, Treasury Regulations provide guidance on how such holder may allocate its tax basis to GCEAR Common Stock received in the REIT Merger. Such holders should consult their tax advisors regarding the proper allocation of their basis among GCEAR Common Stock received in the REIT Merger under these Treasury Regulations.

The holding period of GCEAR Common Stock received by a holder in connection with the REIT Merger will include the holding period of CCIT II Common Stock surrendered in connection with the REIT Merger. Holders owning blocks of CCIT II Common Stock acquired at different times or different prices should consult their tax advisors with respect to identifying the holding periods of the particular shares of GCEAR Common Stock received in the REIT Merger.

Certain Reporting Requirements

Under applicable Treasury Regulations, “significant holders” of CCIT II Common Stock generally will be required to comply with certain reporting requirements. A U.S. holder is a “significant holder” if, immediately before the REIT Merger, such holder held 1% or more, by vote or value, of the total outstanding CCIT II Common Stock or has a basis in CCIT II non-stock securities of at least $1,000,000. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the closing of the REIT Merger. U.S. holders should consult their tax advisors as to whether they may be treated as a “significant holder.”

THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE REIT MERGER. HOLDERS OF CCIT II COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER APPLICABLE TAX LAWS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

REIT Qualification of CCIT II and GCEAR

Tax Opinions from Counsel Regarding REIT Qualification of CCIT II and GCEAR

It is a condition to the obligation of CCIT II to complete the REIT Merger that CCIT II receive an opinion of Baker McKenzie LLP (or other nationally recognized tax counsel to CCIT II) to the effect that, for the period commencing on the first day of GCEAR’s taxable year ended December 31, 2015, through the end of GCEAR’s taxable year ended December 31, 2019, GCEAR has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the date of such opinion and its intended method of operation has enabled it, and will enable it, to meet the requirements for qualification and taxation as a REIT through the end of its taxable year ending December 31, 2020, and in the future, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on customary representations made by GCEAR. This opinion will not be binding on the IRS or the courts.

The Combined Company intends to continue to operate in a manner to qualify as a REIT following the REIT Merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depend upon the ability of the Combined Company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the Combined Company, there can be no assurance that the actual operating results of the Combined Company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

It is a condition to the obligation of GCEAR to complete the REIT Merger that GCEAR receive an opinion of Morris, Manning & Martin, LLP (or other nationally recognized tax counsel to GCEAR) to the effect that commencing with CCIT II’s taxable year ended December 31, 2014, CCIT II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and CCIT II’s ownership, organization and proposed method of operation will enable CCIT II to continue to meet the requirements for qualification and taxation as a REIT, through the effective time of the REIT Merger, which opinion will be subject to customary exceptions, assumptions and qualifications and will be based on representations made by CCIT II regarding factual matters. This opinion will not be binding on the IRS or the courts.

No ruling from the IRS has been or is expected to be requested regarding the qualification of GCEAR, CCIT II or the Combined Company as a REIT.

Tax Liabilities and Attributes Inherited from CCIT II

If CCIT II failed to qualify as a REIT or failed to distribute 100% of its REIT taxable income for any of its taxable years for which the applicable period for assessment had not expired, CCIT II would be liable for (and the Combined Company will be obligated to pay) U.S. federal corporate income tax on its taxable income (or, if it qualified as a REIT, its undistributed REIT taxable income) for such years. If CCIT II failed to qualify as a REIT and, assuming the REIT Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Combined Company must distribute any earnings and profits of CCIT II by the close of the taxable year in which the REIT Merger occurs and will be subject to tax on the built-in gain on each CCIT II asset existing at the time of the REIT Merger if the Combined Company were to dispose of the CCIT II asset in a taxable transaction during the five-year period following the REIT Merger. Such tax will be imposed at the highest regular corporate rate in effect as of the date of the sale. Moreover, even if CCIT II qualified as a REIT at all relevant times, the Combined Company similarly will be liable for other unpaid taxes (if any) of CCIT II (such as the 100% tax on gains from any sales treated as “prohibited transactions”). Furthermore, after the REIT Merger, the asset and gross income tests applicable to REITs will apply to all of the assets of the Combined Company, including the assets the Combined Company acquires from CCIT II, and to all of the gross income of the Combined Company, including the income derived from the assets the Combined Company acquires from CCIT II. As a result, the nature of the assets that the Combined Company acquires from CCIT II and the gross income the Combined Company derives from such assets will be taken into account in determining the qualification of the Combined Company as a REIT.

Qualification as a REIT requires CCIT II to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below with respect to CCIT II. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which are not entirely within the control of CCIT II.

Material U.S. Federal Income Tax Considerations Relating to the Combined Company’s Treatment as a REIT and to Holders of GCEAR Common Stock

This section summarizes the material U.S. federal income tax consequences under current law generally resulting from the election of GCEAR to be taxed as a REIT and the acquisition, ownership and disposition of GCEAR Common Stock.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and disposition of the securities of the Combined Company and of the election of GCEAR to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the federal, state, local, foreign and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of the Combined Company

GCEAR has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2015. GCEAR believes that it has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with its taxable year ended December 31, 2015, and that its intended manner of operation will enable the Combined Company to continue to meet the requirements for qualification as a REIT for U.S. federal income tax purposes. However, qualification and taxation as a REIT depend upon the Combined Company’s ability to meet the various qualification tests imposed under the Code, including through actual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that GCEAR has been organized and has operated, or that the Combined Company will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure to Qualify” for potential tax consequences if the Combined Company fails to qualify as a REIT.

Provided the Combined Company qualifies for taxation as a REIT, it generally will not be required to pay U.S. federal corporate income taxes on its REIT taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the “double taxation” (i.e. taxation at both the corporate and the stockholder levels) that generally results from investment in a C corporation. The Combined Company will, however, be subject to U.S. federal income taxes as follows:

•

First, the Combined Company will be required to pay regular U.S. federal corporate income tax on any REIT taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•

Second, if the Combined Company has (i) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, the Combined Company will be required to pay regular U.S. federal corporate income tax on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property the Combined Company acquired through foreclosure or after a default on a loan secured by the property or a lease of the property. See “—Foreclosure Property.”

•

Third, the Combined Company will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

Fourth, if the Combined Company fails to satisfy the 75% gross income test or the 95% gross income test, as described below, but has otherwise maintained its qualification as a REIT because certain other requirements are met, it will be required to pay a tax equal to (i) the greater of (A) the amount by which it fails to satisfy the 75% gross income test and (B) the amount by which it fails to satisfy the 95% gross income test, multiplied by (ii) a fraction intended to reflect its profitability.

•

Fifth, if the Combined Company fails to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, due to reasonable cause and not due to willful neglect, and the Combined Company nonetheless maintains its REIT qualification because of specified cure provisions, it will be required to pay a tax equal to the greater of $50,000 or the U.S. federal corporate income tax rate multiplied by the net income generated by the nonqualifying assets that caused the Combined Company to fail such test.

•

Sixth, if the Combined Company fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, the Combined Company may retain its REIT qualification, but it will be required to pay a penalty of $50,000 for each such failure.

•

Seventh, the Combined Company will be required to pay a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for the year, (ii) 95% of its capital gain net income for the year, and (iii) any undistributed taxable income from prior periods.

•

Eighth, if the Combined Company acquires any asset from a corporation that is or has been a C corporation in a transaction in which the Combined Company’s tax basis in the asset is less than the fair market value of the asset, in each case determined as of the date on which it acquired the asset, and it subsequently recognizes gain on the disposition of the asset during the five-year period beginning on the date on which it acquired the asset, then it generally will be required to pay regular U.S. federal corporate income tax on this gain to the extent of the excess of (i) the fair market value of the asset over (ii) its adjusted tax basis in the asset, in each case determined as of the date on which it acquired the asset.

•	Ninth, the Combined Company’s subsidiaries that are C corporations, including its TRSs described below, generally will be required to pay regular U.S. federal corporate income tax on their earnings.

•	Tenth, the Combined Company will be required to pay a 100% excise tax on transactions with its TRSs that are not conducted on an arm’s-length basis.

•

Eleventh, if the Combined Company fails to comply with the requirement to send annual letters to its stockholders holding at least a certain percentage of its stock, as determined under applicable Treasury Regulations, requesting information regarding the actual ownership of its stock, and the failure is not due to reasonable cause or is due to willful neglect, the Combined Company will be subject to a $25,000 penalty, or if the failure is intentional, a $50,000 penalty.

The Combined Company and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state and local income, property and other taxes on its assets and operations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association that satisfied each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial ownership;

(3)	It would be taxable as a domestic corporation, but for its qualification as a REIT;

(4)	It is not a financial institution or an insurance company within the meaning of certain provisions of the Code;

(5)	It is beneficially owned by 100 or more persons;

(6)

Not more than 50% in value of the outstanding stock or shares of beneficial interest of which are owned, actually or constructively, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of each taxable year;

(7)

It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for U.S. federal income tax purposes;

(8)	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws; and

(9)	It meets certain other requirements, described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

The Code provides that requirements (1) through (4), and (8) must be satisfied during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT (which, in GCEAR’s case, was 2015). For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust. For purposes of requirement (8) above, GCEAR has and the Combined Company will continue to have a calendar taxable year, and thereby satisfies this requirement.

GCEAR believes that it has been organized and has operated in a manner that has allowed GCEAR, and will continue to allow the Combined Company, to satisfy conditions (1) through (9) during the relevant time periods. In addition, the GCEAR Charter provides for restrictions regarding ownership and transfer of GCEAR’s shares that are intended to assist it in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. A description of the share ownership and transfer restrictions relating to GCEAR’s common stock is contained in the discussion in this proxy statement/prospectus under the heading “Description of GCEAR Capital Stock-Common Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that GCEAR has previously satisfied, and may not ensure that the Combined Company will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If the Combined Company fails to satisfy these share ownership requirements, except as provided in the next sentence, its status as a REIT will terminate. If, however, the Combined Company complies with the rules contained in applicable Treasury Regulations that require the Combined Company to ascertain the actual ownership of its shares and it does not know, or would not have known through the exercise of reasonable diligence, that it failed to meet the requirement described in condition (6) above, it will be treated as having met this requirement. See “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

The Combined Company owns various direct and indirect interests in entities that are partnerships and limited liability companies for state law purposes. A partnership or limited liability company that has a single owner, as determined under U.S. federal income tax laws, generally is disregarded from its owner for U.S. federal income tax purposes. Many of the partnerships and limited liability companies owned by the Combined Company, including the GCEAR Operating Partnership, currently are disregarded from their owners for U.S. federal income tax purposes because such entities are treated as having a single owner for U.S. federal income tax purposes. Consequently, the assets and liabilities, and items of income, deduction, and credit, of such entities will be treated as its assets and liabilities, and items of income, deduction, and credit, for U.S. federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the U.S. federal income tax laws, generally is taxed as a partnership for U.S. federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for U.S. federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, its proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for U.S. federal income tax purposes is treated as the assets and items of gross income of the Combined Company for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “—Asset Tests”), its proportionate share is based on its proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, its proportionate share is based on its proportionate interest in the capital of the entity. A brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of the Combined Company’s Ownership of Entities Taxable as Partnerships.”

The Combined Company has control of its operating partnership and the subsidiary partnerships and limited liability companies and intends to operate them in a manner consistent with the requirements for the Combined Company’s qualification as a REIT. If the Combined Company becomes a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize the Combined Company’s status as a REIT or require it to pay tax, the Combined Company may be forced to dispose of its interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause the Combined Company to fail a gross income or asset test, and that the Combined Company would not become aware of such action in time to dispose of its interest in the partnership or limited liability company or take other corrective action on a timely basis. In such a case, the Combined Company could fail to qualify as a REIT unless it were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

The Combined Company may from time to time own and operate certain properties through wholly owned subsidiaries that it intends to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as the Combined Company’s qualified REIT subsidiary if the Combined Company owns 100% of the corporation’s outstanding stock and does not elect with the subsidiary to treat it as a TRS, as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the U.S. federal income tax requirements described in this discussion, any qualified REIT subsidiaries the Combined Company owns are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as the Combined Company’s assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax, and the Combined Company’s ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

Ownership of Interests in TRSs

The Combined Company and its operating partnership may own interests in companies that elect, together with the Combined Company, to be treated as the Combined Company’s TRSs, and it may acquire securities in additional TRSs in the future. A TRS is a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT.

Restrictions imposed on REITs and their TRSs are intended to ensure that TRSs will be subject to appropriate levels of U.S. federal income taxation. These restrictions impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of its tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to its parent REIT that are in excess of the amounts that would have been deducted based on arm’s length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to its parent REIT or on its behalf. Rents will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to a parent REIT from a TRS, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by the Combined Company and its subsidiaries in the aggregate and its ability to make distributions to its stockholders and may affect its compliance with the gross income tests and asset tests.

A TRS generally may be used by a REIT to undertake indirectly activities that the REIT requirements might otherwise preclude the REIT from doing directly, such as the provision of noncustomary tenant services or the disposition of property held for sale to customers. See “—Gross Income Tests—Rents from Real Property” and “—Gross Income Tests—Prohibited Transactions.” A TRS is subject to U.S. federal income tax as a regular C corporation. A REIT’s ownership of securities of a TRS is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Gross Income Tests

The Combined Company must satisfy two gross income tests annually to qualify and maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year generally must consist of the following:

•	rents from real property;

•

interest on debt secured by mortgages on real property or on interests in real property and interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets (other than gain from prohibited transactions);

•	income and gain derived from foreclosure property; and

•

income derived from the temporary investment of new capital attributable to the issuance of its stock or a public offering of its debt with a maturity date of at least five years and that the Combined Company received during the one-year period beginning on the date on which the Combined Company received such new capital.

Second, in general, at least 95% of its gross income for each taxable year must consist of income that is qualifying for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities (including interest and gain from debt instruments of “publicly offered REITs” to the extent those debt instruments are not secured by real property or an interest in real property (“Nonqualified Publicly Offered REIT Debt Instruments”)) or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that the Combined Company holds primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, gains from “hedging transactions,” as defined in “—Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to rent received by the Combined Company.

Rents from Real Property. Rents the Combined Company receives from a resident will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•

The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount the Combined Company receives or accrues generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•

Neither the Combined Company nor an actual or constructive owner of 10% or more of its capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents the Combined Company receives from such a tenant that is a TRS of the Combined Company, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by the Combined Company’s other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease;

•

Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, the Combined Company may transfer a portion of such personal property to a TRS; and

•

The Combined Company generally may not operate or manage the property or furnish or render noncustomary services to its tenants, subject to a 1% de minimis exception and except as provided below. The Combined Company may, however, perform services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, the Combined Company may employ an independent contractor from whom it derives no revenue to provide customary services to the Combined Company’s tenants, or a TRS (which may be wholly or partially owned by the Combined Company) to provide both customary and non-customary services to the Combined Company’s tenants without causing the rent the Combined Company receives from those tenants to fail to qualify as “rents from real property.”

The Combined Company generally does not intend to take actions it believes will cause it to fail to satisfy the rental conditions described above. However, there can be no assurance that the IRS would not challenge its conclusions, including the calculation of its personal property ratios, or that a court would agree with its conclusions. If such a challenge were successful, the Combined Company could fail to satisfy the 75% or 95% gross income test and thus potentially lose its REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. In addition, an amount that is based on the income or profits of a debtor will be qualifying interest income as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in such real property, but only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. Except as provided below, in cases where a mortgage loan is secured by both real property and other property, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time the Combined Company committed to acquire the loan. Notwithstanding the foregoing, a mortgage loan secured by both real property and personal property shall be treated as a wholly qualifying real estate asset and all interest shall be qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

In the event a mortgage loan is modified, the Combined Company may be required to retest the loan under the apportionment rules discussed above by comparing the outstanding balance of the modified loan to the fair market value of the collateral real property at the time of modification.

Among the assets the Combined Company may hold are mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS issued Revenue Procedure 2003-65 (the “Revenue Procedure”), which provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law.

Structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical, and the mezzanine loans that the Combined Company acquires or originates may not meet all of the requirements for reliance on this safe harbor. Accordingly, there can be no assurance that the IRS will not challenge the qualification of such assets as real estate assets or the interest generated by these loans as qualifying income under the 75% gross income test. To the extent the Combined Company makes corporate mezzanine loans or acquires other commercial real estate corporate debt, such loans will not qualify as real estate assets and interest income with respect to such loans will not be qualifying income for purposes of the 75% gross income test.

The Combined Company also may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, the Combined Company may receive equity interests in borrowers in connection with loans that the Combined Company acquires. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. Although the Combined Company intends to only acquire loans that should be respected as debt for U.S. federal income tax purposes, there can be no assurance that the IRS will not challenge the Combined Company’s treatment of one or more of the acquired loans as debt for U.S. federal income tax purposes. In the event the IRS were successful in such a challenge, all or a portion of the income from any such loans received from borrowers that are treated as partnerships for U.S. federal income tax purposes may be viewed as guaranteed payments under the partnership tax rules, in which case such income may not be qualifying income for the REIT income tests. As a result, such a recharacterization could adversely affect the Combined Company’s ability to continue to qualify as a REIT.

In connection with the Combined Company’s acquisition or origination of loans, the Combined Company could obtain rights to share in the appreciation of the underlying collateral real property securing the mortgage loan. These participation features may be structured as “shared appreciation provisions” that are in connection with the loan itself or as a severable contingent right on the collateral. Under the Code, a “shared appreciation provision” is any provision (i) that is in connection with an obligation held by a REIT and secured by an interest in real property, and (ii) that entitles the REIT to receive a specified portion of any gain realized on the sale or exchange of such real property (or of any gain which would be realized if the property were sold on a specified date) or appreciation in value as of any specified date. The participation features are sometimes referred to as “kickers.” To the extent the shared appreciation provision is in connection with the loan secured by real property, any income derived from the shared appreciation provision will be treated as gain from the sale of the collateral property for REIT gross income test purposes and for purposes of determining whether such income is income from a prohibited transaction. However, this treatment will not impact the character of the shared appreciation payment as contingent interest for other tax purposes. To the extent a participation feature is structured as a severable contingent right in the collateral property, or otherwise does not meet the definition of “shared appreciation provision,” the Combined Company may either be treated as owning an equity interest in the collateral property for the REIT income and asset tests or as holding a loan that provides for interest based on net profits, which would not be qualifying income for both the 75% and 95% gross income tests. The Combined Company may hold severable contingent rights through a TRS, in which case they will be subject to corporate tax but will not generate non-qualifying income (except to the extent of TRS dividends for the 75% income test) or non-qualifying assets (except to the extent of the additional value in the TRS stock).

Prohibited Transaction Income. The Code imposes a tax of 100% on net income derived by a REIT from a “prohibited transaction,” which is generally a sale or other disposition of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of a trade or business. Such property is also frequently referred to as “dealer property.” Any losses incurred on sales of dealer property may not be used to offset gains from other prohibited transactions. The Code sets forth a safe harbor (the “Safe Harbor”) for REITs that wish to sell property without risking the imposition of the 100% tax. In general, under this safe harbor, a sale of property will not be treated as a sale of dealer property subject to the 100% tax if: (a) the REIT held the property for at least two years, (b) the aggregate expenditures made by the REIT during the two years preceding the date of sale that are includible in the basis of the property do not exceed 30% of the net selling price, (c) in the case of land or improvements, the REIT has held the property for at least two years for production of rental income, and (d) one of the following is true: (1) during the taxable year the REIT does not make more than seven sales of properties, (2) the aggregate adjusted bases of properties sold during the year does not exceed 10% of the aggregate bases of all of the properties of the REIT at the beginning of the year, (3) the fair market value of properties sold during the year does not exceed 10% of the fair market value of all of the properties of the REIT at the beginning of the year, (4) the aggregate adjusted bases of properties sold during the year does not exceed 20% of the aggregate bases of all of the properties of the REIT at the beginning of the year, provided that the “3-year average adjusted bases percentage” (generally, the aggregate adjusted bases of properties sold in the three years ending during the year of sale divided by the sum of the aggregate adjusted bases of all properties as of the beginning of each such year) for the taxable year does not exceed 10%, or (5) the fair market value of properties sold during the year does not exceed 20% of the fair market value of all of the properties of the REIT at the beginning of the year, provided that the “3-year average fair market value percentage” (defined similarly to the 3-year average adjusted bases percentage but using fair market values) for the taxable year does not exceed 10%. Additionally, if clauses (d)(2) through (5) are relied upon, substantially all of the marketing and development expenditures with respect to the properties sold were made through an independent contractor from whom the REIT does not itself derive or receive any income or through a TRS.

Hedging Transactions. From time to time, the Combined Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Combined Company’s hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income under, and thus will be exempt from, the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means (A) any transaction the Combined Company enters into in the normal course of its business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by it to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test or any property which generates such income and (B) new transactions entered into to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of. To the extent that the Combined Company does not properly identify such transactions as hedges or it hedges with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. The Combined Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

TRS Income. To the extent the Combined Company’s TRSs pay dividends or interest, its allocable share of such dividend or interest income will qualify under the 95%, but not the 75%, gross income test (except to the extent the interest is paid on a loan that is adequately secured by real property). The Combined Company will monitor the amount of the dividend and other income from its TRSs and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although the Combined Company expects these actions will be sufficient to prevent a violation of the gross income tests, it cannot guarantee that such actions will in all cases prevent such a violation.

Failure to Satisfy Gross Income Tests. The Combined Company intends to monitor its sources of income, including any non-qualifying income received by it, and manage its assets so as to ensure its compliance with the gross income tests. If the Combined Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, the Combined Company may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. The Combined Company generally may make use of the relief provisions if: (1) its failure to meet these tests was due to reasonable cause and not due to willful neglect; and (2) following its identification of the failure to meet the 75% or 95% gross income tests for any taxable year, it files a schedule with the IRS setting forth each item of its gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances the Combined Company would be entitled to the benefit of these relief provisions. As discussed above in “—General,” even if these relief provisions apply, and the Combined Company retains its status as a REIT, a tax would be imposed with respect to its nonqualifying income.

Asset Tests

At the close of each calendar quarter of its taxable year, the Combined Company must also satisfy certain tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Combined Company’s total assets must generally consist of:

•	Cash or cash items, including certain receivables and shares in certain money market funds;

•	Government securities;

•	Interests in real property, including leaseholds and options to acquire real property and leaseholds;

•

Interests in mortgage loans secured by real property, and interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•	Stock or shares of beneficial interest in other REITs;

•

Investments in stock or debt instruments during the one-year period following its receipt of new capital that the Combined Company raises through equity offerings or public offerings of debt with at least a five-year term;

•	Debt instruments of publicly offered REITs; and

•	Personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease.

Second, under the “5% asset test,” of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the value of the Combined Company’s interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

Third, of the Combined Company’s assets that are not qualifying assets for purposes of the 75% asset test described above, the Combined Company may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 20% of the value of the Combined Company’s total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of the Combined Company’s total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

Sixth, not more than 25% of the value of the Combined Company’s total assets may be represented by Nonqualified Publicly Offered REIT Debt Instruments.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include securities that qualify under the 75% asset test, securities of a TRS and equity interests in an entity taxed as a partnership for U.S. federal income tax purposes. For purposes of the 10% value test, the term “securities” also does not include: certain “straight debt” securities; any loan to an individual or an estate; most rental agreements and obligations to pay rent; any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes in which the Combined Company is an owner to the extent of its proportionate interest in the debt and equity securities of the entity; and any debt instrument issued by an entity taxed as a partnership for U.S. federal income tax purposes if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

From time to time the Combined Company may own securities (including debt securities) of issuers that do not qualify as a REIT, a qualified REIT subsidiary or a TRS. The Combined Company intends that its ownership of any such securities will be structured in a manner that allows it to comply with the asset tests described above. The Combined Company believes that the assets that the Combined Company holds satisfy the foregoing asset test requirements. The Combined Company will not obtain, nor is the Combined Company required to obtain under the U.S. federal income tax laws, independent appraisals to support its conclusions as to the value of its assets and securities. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that its ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

As discussed above under “Gross Income Tests,” certain loans that the Combined Company might acquire could be at risk of being treated as equity interests in the borrower for U.S. federal income tax purposes. In such cases, the Combined Company would likely be treated as owning its proportionate share of the borrower’s assets (if the borrower is a pass-through entity) or as owning corporate stock (if the borrower is a corporation), which could adversely affect the Combined Company’s ability to comply with the asset tests.

As discussed above under “Gross Income Tests,” there may be circumstances in which the Combined Company’s mezzanine loans do not comply with the safe harbor under Revenue Procedure 2003-65. To the extent that any of the Combined Company’s mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect the Combined Company’s qualification as a REIT.

Failure to Satisfy Asset Tests. The Combined Company will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. Nevertheless, if the Combined Company fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its REIT status if: (1) the Combined Company satisfied the asset tests at the end of the preceding calendar quarter; and (2) the discrepancy between the value of the Combined Company’s assets and the asset test requirements arose from changes in the market values of its assets and was not caused, in part or in whole, by the acquisition of one or more non-qualifying assets. If the Combined Company did not satisfy the second condition described in the preceding sentence, the Combined Company still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that the Combined Company violates the 5% asset test, the 10% vote test or the 10% value test described above, the Combined Company will not lose its REIT status if (1) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (2) the Combined Company disposes of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which the Combined Company identifies such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, the Combined Company will not lose its REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) the Combined Company files a description of each asset causing the failure with the IRS, and (3) the Combined Company disposes of assets causing the failure or otherwise complies with the asset tests within six months after the last day of the quarter in which the Combined Company identifies the failure. In such case, the Combined Company must pay a tax equal to the greater of $50,000 or the highest U.S. federal corporate income tax rate multiplied by the net income from the non-qualifying assets during the period in which the Combined Company failed to satisfy the asset tests.

Annual Distribution Requirements

To maintain the Combined Company’s qualification as a REIT, each taxable year it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of:

•	90% of its REIT taxable income; plus

•	90% of its after-tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of its REIT taxable income.

For these purposes, the Combined Company’s REIT taxable income is computed without regard to the dividends paid deduction and its net capital gain. In addition, for purposes of this test, non-cash income generally means income attributable to leveled stepped rents, original issue discount, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

The Combined Company generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate. Dividends declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year, will be treated as paid by the Combined Company and received by its stockholders on December 31 of the year in which they are declared. Additionally, at the Combined Company’s election, a distribution will be treated as paid in a taxable year if it is declared before the Combined Company timely files its tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the 12-month period following the close of such year. These distributions are treated as received by the Combined

Company’s stockholders in the year in which they are paid. This is so even though these distributions relate to the prior year for purposes of the 90% distribution requirement.

In order to be taken into account for purposes of the Combined Company’s distribution requirement, except as provided below, the amount distributed must not be preferential – i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class. This preferential limitation will not apply to distributions made by the Combined Company, provided it qualifies as a “publicly offered REIT.” GCEAR believes that it is, and expects the Combined Company will continue to be, a publicly offered REIT. However, subsidiary REITs it may own from time to time may not be publicly offered REITs.

To the extent that the Combined Company does not distribute all of its net capital gain, or distributes at least 90%, but less than 100%, of its REIT taxable income, it will be required to pay regular U.S. federal corporate income tax on the undistributed amount. GCEAR believes that it has made, and the Combined Company intends to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize its corporate tax obligations. In this regard, the partnership agreement of the Combined Company’s operating partnership authorizes the Combined Company to take such steps as may be necessary to cause its operating partnership to distribute to its partners an amount sufficient to permit the Combined Company to meet these distribution requirements and to minimize its corporate tax obligation.

Under some circumstances, the Combined Company may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to its stockholders in a later year, which may be included in its deduction for dividends paid for the earlier year. In that case, the Combined Company may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described below. However, the Combined Company will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of the Combined Company’s REIT distribution requirements, it will be treated as an additional distribution to the Combined Company’s stockholders in the year such dividend is paid. In addition, if a dividend the Combined Company has paid with respect to a period for which the Combined Company is not a publicly offered REIT is treated as a preferential dividend, in lieu of treating the dividend as not counting toward satisfying the 90% distribution requirement, the IRS may provide a remedy to cure such failure if the IRS determines that such failure is (or is of a type that is) inadvertent or due to reasonable cause and not due to willful neglect.

Furthermore, the Combined Company will be required to pay a 4% excise tax to the extent it fails to distribute during each calendar year at least the sum of 85% of its ordinary income for such year, 95% of its capital gain net income for the year and any undistributed taxable income from prior periods. Any ordinary income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this excise tax.

GCEAR expects that the Combined Company’s REIT taxable income will be less than its cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, GCEAR anticipates that the Combined Company generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. However, from time to time, the Combined Company may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining its taxable income. In addition, the Combined Company may decide to retain its cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, the Combined Company may borrow funds to pay dividends or pay dividends in the form of taxable stock distributions in order to meet the distribution requirements, while preserving its cash.

Like-Kind Exchanges

The Combined Company may dispose of real property that is not held primarily for sale in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require the Combined Company to pay U.S. federal income tax, possibly including the 100% prohibited transaction tax, or deficiency dividends, depending on the facts and circumstances surrounding the particular transaction.

Foreclosure Property

The foreclosure property rules permit the Combined Company (by its election) to foreclose or repossess properties without being disqualified as a REIT as a result of receiving income that does not qualify under the gross income tests. However, in such a case, the Combined Company would be subject to the U.S. federal corporate income tax on the net non-qualifying income from “foreclosure property,” and the after-tax amount would increase the dividends it would be required to distribute to stockholders. See “—Annual Distribution Requirements.” This corporate tax would not apply to income that qualifies under the REIT 75% income test.

Foreclosure property treatment will end on the first day on which the Combined Company enters into a lease of the applicable property that will give rise to income that does not qualify under the REIT 75% income test, but will not end if the lease will give rise only to qualifying income under such test. Foreclosure property treatment also will end if any construction takes place on the property (other than completion of a building or other improvement that was more than 10% complete before default became imminent). Foreclosure property treatment (other than for qualified health care property) is available for an initial period of three years and may, in certain circumstances, be extended for an additional three years. Foreclosure property treatment for qualified health care property is available for an initial period of two years and may, in certain circumstances, be extended for an additional four years.

Failure to Qualify

If the Combined Company discovers a violation of a provision of the Code that would result in its failure to qualify as a REIT, certain specified cure provisions may be available to it. Except with respect to violations of the gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If the Combined Company fails to satisfy the requirements for taxation as a REIT in any taxable year, and the relief provisions do not apply, it will be required to pay regular U.S. federal corporate income tax, including any applicable alternative minimum tax for taxable years beginning before January 1, 2018, on its taxable income. Distributions to stockholders in any year in which the Combined Company fails to qualify as a REIT will not be deductible by it. As a result, GCEAR anticipates that the Combined Company’s failure to qualify as a REIT would reduce the cash available for distribution by it to its stockholders. In addition, if the Combined Company fails to qualify as a REIT, it will not be required to distribute any amounts to its stockholders and all distributions to stockholders will be taxable as regular corporate dividends to the extent of its current and accumulated earnings and profits. In such event, corporate distributees may be eligible for the dividends-received deduction. In addition, non-corporate stockholders, including individuals, may be eligible for the preferential tax rates on qualified dividend income. Non-corporate stockholders, including individuals, generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for taxable years beginning after December 31, 2017 and before January 1, 2026. If the Combined Company fails to qualify as a REIT, such stockholders may not claim this deduction with respect to dividends paid by it. Unless entitled to relief under specific statutory provisions, the Combined Company would also be ineligible to elect to be treated as a REIT for the four taxable years following the year for which it loses its qualification. It is not possible to state whether in all circumstances the Combined Company would be entitled to this statutory relief.

Tax Aspects of the Combined Company’s Ownership of Interests in Entities Taxable as Partnerships

The following discussion summarizes the material U.S. federal income tax considerations that are applicable to our direct and indirect investments in entities that are treated as partnerships for U.S. federal income tax purposes. The following discussion does not address state or local tax laws or any U.S. federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each partnership’s income and are allowed to deduct our distributive share of each partnership’s losses, but only if the partnership is classified for U.S. federal income tax purposes as a partnership rather than as a corporation or an association treated as a corporation. An unincorporated entity with at least two owners, as determined for U.S. federal income tax purposes, will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it: (1) is treated as a partnership under the Treasury Regulations relating to entity classification, or the ”check-the-box regulations”; and (2) is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners may elect to be classified either as an association treated as a corporation or as a partnership for U.S. federal income tax purposes. If such an entity does not make an election, it generally will be taxed as a partnership for U.S. federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for U.S. federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for U.S. federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of our subsidiary partnerships is or will be classified as a partnership for U.S. federal income tax purposes. If, for any reason, a subsidiary partnership were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a subsidiary partnership’s status for U.S. federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Annual Distribution Requirements.” Further, items of income and deduction of the subsidiary partnership would not pass through to us, and we would be treated as a stockholder for U.S. federal income tax purposes. Consequently, the subsidiary partnership would be required to pay income tax at U.S. federal corporate income tax rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing the partnership’s taxable income.

Allocations of Income, Gain, Loss and Deduction

Although a partnership agreement (or limited liability company agreement) generally will determine the allocation of income and losses among partners, the allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

Tax Allocations With Respect to Contributed Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

The Combined Company’s partnerships may, from time to time, acquire interests in property in exchange for interests in the acquiring partnership. In that case, the tax basis of these property interests generally will carry over to the acquiring partnership, notwithstanding their different book (i.e., fair market) value. The partnership agreement requires that income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. Depending on the method the Combined Company chooses or has agreed to in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of the operating partnership (1) could cause the Combined Company to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to it if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause the Combined Company to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to it as a result of such sale, with a corresponding benefit to the other partners in the Combined Company’s operating partnership. An allocation described in clause (1) or (2) above might cause the Combined Company or the other partners to recognize additional taxable income, including taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect the Combined Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Combined Company—Requirements for Qualification as a REIT” and “—Annual Distribution Requirements.”

Any property acquired by a partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Material U.S. Federal Income Tax Consequences to Holders of GCEAR Common Stock

The following summary describes the principal U.S. federal income tax consequences to you of owning and disposing of GCEAR Common Stock. You should consult your tax advisors concerning the application of U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership and disposition of GCEAR Common Stock arising under the laws of any state, local or foreign taxing jurisdiction.

Taxation of Taxable U.S. Holders of GCEAR Common Stock

Distributions Generally. If the Combined Company qualifies as a REIT, distributions made out of its current or accumulated earnings and profits that it does not designate as capital gain dividends will be ordinary dividend income to taxable U.S. holders when actually or constructively received. A corporate U.S. holder will not qualify for the dividends-received deduction generally available to corporations. Ordinary dividends paid by the Combined Company also generally will not qualify for the preferential long-term capital gain tax rate applicable to “qualified dividends” unless certain holding period requirements are met and such dividends are attributable to (i) qualified dividends received by the Combined Company from non-REIT corporations, such as any TRSs, or (ii) income recognized by the Combined Company and on which the Combined Company has paid U.S. federal corporate income tax. The Combined Company does not expect a meaningful portion of its ordinary dividends to be eligible for taxation as qualified dividends. However, under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, stockholders that are individuals, trusts or estates generally may deduct up to 20% of certain qualified business income, including “qualified REIT dividends” (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations.

Any dividend declared by the Combined Company in October, November or December of any year on a specified date in any such month shall be treated as both paid by the Combined Company and received by the Combined Company’s stockholders on December 31 of that year, provided that the distribution is actually paid by the Combined Company no later than January 31 of the following year. Distributions made by the Combined Company in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of a U.S. holder’s basis and will reduce the basis of the U.S. holder’s shares. Any distributions by the Combined Company in excess of current and accumulated earnings and profits and in excess of a U.S. holder’s basis in the U.S. holder’s shares of the Combined Company stock will be treated as gain from the sale of such shares. See “—Dispositions of GCEAR Common Stock” below.

Capital Gain Dividends. Distributions to U.S. holders that the Combined Company properly designates as capital gain dividends will be taxed as long term capital gains (to the extent they do not exceed the Combined Company’s actual net capital gain for the taxable year), without regard to the period for which a U.S. holder held the Combined Company’s shares. However, U.S. holders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains. If the Combined Company elects to retain and pay income tax on any net long-term capital gain, each of the Combined Company’s U.S. holders would include in income, as long-term capital gain, its proportionate share of this net long-term capital gain. Each of the Combined Company’s U.S. holders would also receive a refundable tax credit for its proportionate share of the tax paid by the Combined Company on such retained capital gains and increase the basis of its shares of the Combined Company’s stock in an amount equal to the amount of includable capital gains reduced by the share of refundable tax credit.

Dispositions of GCEAR Common Stock. If a U.S. holder sells or disposes of shares of GCEAR Common Stock, the holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder’s holding period for such common stock exceeds one year. However, if a U.S. holder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. holder received distributions from the Combined Company which were required to be treated as long-term capital gains.

Taxation of Tax-Exempt Holders of GCEAR Common Stock

Tax-exempt entities are generally exempt from U.S. federal income taxation. However, they are subject to taxation on their UBTI. Distributions made by the Combined Company and gain arising upon a sale of shares of GCEAR Common Stock generally should not be UBTI to a tax-exempt holder, except as described below. This income or gain will be UBTI, however, to the extent a tax-exempt holder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt holder.

For tax-exempt holders that are social clubs, voluntary employee benefit associations or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) or (c)(17) of the Code, respectively, income from an investment in the Combined Company’s shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in the Combined Company’s shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of the Combined Company’s stock contained in the Combined Company’s charter, GCEAR does not expect the Combined Company to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to its holders.

Taxation of Non-U.S. Holders of GCEAR Common Stock

The rules governing non-U.S. holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. The Combined Company urges non-U.S. holders to consult their tax advisors to determine the impact of U.S. federal, state, local and non-U.S. income and other tax laws and any applicable tax treaty on the acquisition, ownership and disposition of shares of its common stock, including any reporting requirements.

Distributions Generally. Distributions made by the Combined Company to non-U.S. holders that are not attributable to gains from sales or exchanges by the Combined Company of United States real property interests (“USRPIs”) and that are not designated by the Combined Company as capital gain dividends will be treated as ordinary dividends to the extent that they are made out of the Combined Company’s current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend paid, unless reduced or eliminated by an applicable income tax treaty.

If the investment in the Combined Company stock is treated as effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), the non-U.S. holder generally will be subject to a tax at the rates applicable to ordinary income, in the same manner as a U.S. holders is taxed with respect to ordinary dividend income (and also may be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a foreign corporation that is not entitled to any treaty exemption). In general, a non-U.S. holder will not be considered to be engaged in a U.S. trade or business solely as a result of its ownership of GCEAR stock, and the Combined Company will not withhold on the basis of a non-U.S. holder being so engaged unless such non-U.S. holder has filed an IRS Form W-8ECI with GCEAR or the Combined Company.

Distributions in excess of the Combined Company’s current and accumulated earnings and profits will not be taxable to a non-U.S. holder to the extent that such distributions do not exceed the adjusted tax basis of the holder’s common stock. Instead, the excess portion of such distribution will reduce the non-U.S. holder’s tax basis in its Combined Company stock. To the extent that such distributions exceed the non-U.S. holder’s adjusted tax basis in such common stock, they generally will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. However, such excess distributions may be treated as dividend income for certain non-U.S. holders.

For withholding purposes, GCEAR expects the Combined Company to treat all distributions as made out of its current or accumulated earnings and profits. Thus, the Combined Company expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any distributions paid to a non-U.S. holder unless a lower treaty rate applies and the non-U.S. holder has filed an applicable IRS Form W-8 with GCEAR or the Combined Company, certifying the non-U.S. holder’s entitlement to treaty benefits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of the Combined Company’s current and accumulated earnings and profits, provided that certain conditions are met.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests. Distributions to a non-U.S. holder that the Combined Company properly designates as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•

the investment in GCEAR Common Stock is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such dividends are attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to a branch profits tax of up to 30%, as discussed above; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% on the non-U.S. holder’s capital gains (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of such non-U.S. holder (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”), distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Combined Company of USRPIs, whether or not designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing such gain as income effectively connected with a U.S. trade or business. Non-U.S. holders generally would be taxed at the regular graduated rates applicable to U.S. holders, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. The Combined Company also will be required to withhold and to remit to the IRS 21% of any distribution to non-U.S. holders attributable to gain from sales or exchanges by the Combined Company of USRPIs. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. However, distributions to certain non-U.S. publicly traded stockholders that meet certain record- keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Retention of Net Capital Gains. Although the law is not clear on the matter, it appears that amounts the Combined Company designates as retained net capital gains in respect of its common stock should be treated with respect to non-U.S. holders as actual distributions of capital gain dividends. Under this approach, the non-U.S. holders may be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by the Combined Company on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Combined Company exceeds their actual U.S. federal income tax liability. If the Combined Company were to designate any portion of its net capital gain as retained net capital gain, non-U.S. holders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of GCEAR Common Stock. Gain realized by a non-U.S. holder upon the sale, exchange or other taxable disposition of GCEAR Common Stock generally will not be subject to U.S. federal income tax unless such stock constitutes a USRPI. GCEAR Common Stock will not constitute a USRPI so long as it is a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly or indirectly by non-United States persons, subject to certain rules. GCEAR believes, but cannot guarantee, that the Combined Company will be a “domestically controlled qualified investment entity.”

In addition, dispositions of GCEAR Common Stock by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of the Combined Company’s capital stock. Furthermore, dispositions of GCEAR Common Stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

Notwithstanding the foregoing, gain from the sale, exchange or other taxable disposition of GCEAR Common Stock not otherwise subject to FIRPTA will be taxable to a non-U.S. holder if either:

•

the gain is treated as effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if required by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which such gain is attributable), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a corporation may also be subject to the 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty) on such gain, as adjusted for certain items; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on its capital gains (or such lower rate specified by an applicable income tax treaty).

If gain on the sale, exchange or other taxable disposition of GCEAR Common Stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to regular U.S. federal income tax with respect to such gain in the same manner as a taxable U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, if the sale, exchange or other taxable disposition of GCEAR Common Stock were subject to taxation under FIRPTA, the purchaser of such common stock generally would be required to withhold and remit to the IRS 15% of the purchase price.

Information Reporting and Backup Withholding

U.S. Holders

The Combined Company will report to its U.S. holders and to the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A U.S. holder may be subject to information reporting and backup withholding when such holder receives payments on GCEAR Common Stock or proceeds from the sale or other taxable disposition of such stock. Certain U.S. holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

A holder who does not provide the Combined Company with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

Payments of dividends on GCEAR Common Stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on GCEAR Common Stock paid to the non-U.S. holder, regardless of whether such distributions constitute a dividend or any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of such stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of such stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Medicare Contribution Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on stock and capital gains from the sale or other disposition of stock, subject to certain limitations. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of GCEAR Common Stock.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on GCEAR Common Stock or gross proceeds from the sale or other disposition of GCEAR Common Stock, in each case paid to a “foreign financial institution” or a ”non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on GCEAR Common Stock and to payments of gross proceeds from a sale or redemption of GCEAR Common Stock. However, under recently proposed Treasury Regulations that may be relied on pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. Because the Combined Company may not know the extent to which a distribution is a dividend for U.S. federal income tax purposes at the time it is made, for purposes of these withholding rules it may treat the entire distribution as a dividend.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in GCEAR Common Stock.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding U.S. federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax other than the income tax. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to the Combined Company’s tax treatment as a REIT and on an investment in GCEAR Common Stock.

DISTRIBUTIONS

The Merger Agreement permits each of CCIT II and GCEAR to continue to pay distributions to their respective stockholders prior to the closing of the Mergers, provided that such distributions do not exceed an annual rate of 5.0% of the net asset value of CCIT II or GCEAR, as applicable, as of June 30, 2020, ratably over the calendar year. However, the foregoing limitation will not apply to any distribution that is reasonably necessary for CCIT II or GCEAR to maintain its REIT qualification or to avoid the imposition of entity level income or excise tax under the Code or applicable state law. The Merger Agreement requires CCIT II and GCEAR to notify the other party of the declaration or payment of any distribution prior to the effective time of the REIT Merger, and the parties intend to coordinate distributions so that if either CCIT II stockholders or GCEAR stockholders receive a regular distribution for any particular period prior to the closing of the Mergers, the stockholders of the other company will also receive a distribution for the same period.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the Merger Agreement that is important to you. CCIT II and GCEAR urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Mergers. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A, which is incorporated by reference into this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is not intended to provide you with any factual information about the CCIT II Parties or the GCEAR Parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by certain information that each of CCIT II and GCEAR filed with the SEC prior to entering into the Merger Agreement, as well as by certain disclosure letters each of CCIT II and GCEAR delivered to the other party in connection with the signing of the Merger Agreement, which modify, qualify and create exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Moreover, some of the representations and warranties contained in the Merger Agreement may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws, or may not be intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. The representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this proxy statement/prospectus should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of CCIT II and GCEAR files with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information” in this proxy statement/prospectus.

Furthermore, CCIT II stockholders are not third party beneficiaries under the Merger Agreement and are therefore generally unable to directly enforce any of the terms or conditions of the Merger Agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Form, Effective Time and Closing of the Mergers

The Merger Agreement provides for the combination of CCIT II and GCEAR through the mergers of (i) CCIT II with and into Merger Sub, with Merger Sub surviving the REIT Merger as a wholly owned subsidiary of GCEAR, (ii) OP Merger Sub with and into the CCIT II Operating Partnership, with the CCIT II Operating Partnership surviving the Partnership Merger such that LP Merger Sub will hold a limited partnership interest in the surviving entity with New GP Sub being the general partner of the surviving entity and (iii) CCIT II LP with and into LP Merger Sub, with LP Merger Sub surviving the LP Merger as a wholly owned subsidiary of the GCEAR Operating Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement.

The Partnership Merger will become effective at such time as the certificate of merger is accepted for record by the Delaware SOS or on such later date and time agreed to by CCIT II and GCEAR and specified in the certificate of merger (not to exceed thirty days from the date the certificate of merger is accepted for record by the Delaware SOS).

The LP Merger will become effective at such time as the certificate of merger is accepted for record by the Delaware SOS or on such later date and time agreed to by CCIT II and GCEAR and specified in the certificate of merger (not to exceed thirty days from the date the certificate of merger is accepted for record by the Delaware SOS). The effective time of the Partnership Merger and the LP Merger to will occur concurrently.

The REIT Merger will become effective at such time as the articles of merger are accepted for record by the SDAT or on such later date and time agreed to by CCIT II and GCEAR and specified in the articles of merger (not to exceed thirty days from the date the articles of merger are accepted for record by the SDAT). The effective time of the REIT Merger will occur immediately after the effective times of the Partnership Merger and the LP Merger.

The Merger Agreement provides that the closing of the Mergers will take place at 10:00 a.m., New York City time, no later than the third business day following the date on which all of the conditions to closing of the Mergers described under “—Conditions to Completion of the Mergers” have been satisfied or waived (other than the conditions that by their nature are to be satisfied and waived at the closing, but subject to the satisfaction or waiver of such conditions) or such other date as agreed to in writing by CCIT II and GCEAR.

Merger Consideration

If the REIT Merger is completed, then at the effective time of the REIT Merger, each share of CCIT II Common Stock, or fraction thereof, issued and outstanding immediately prior to the effective time of the REIT Merger (other than Excluded Shares, which will automatically be cancelled and will cease to exist without any right to payment) will automatically be cancelled and converted into the right to receive the Exchange Ratio of 1.392 shares of GCEAR Class E Common Stock, subject to limitations on fractional shares. No fractional shares of an amount less than 0.001 of a share of GCEAR Class E Common Stock will be issued as the REIT Merger Consideration and, in lieu of such fractional shares that otherwise might be payable to a person entitled to receive the REIT Merger Consideration, such fractional shares will be aggregated and rounded up to the nearest 0.001 of a share of GCEAR Class E Common Stock.

The cancellation and conversion of shares of CCIT II Common Stock into the right to receive the REIT Merger Consideration will occur automatically at the effective time of the REIT Merger. In accordance with the Merger Agreement, GCEAR will appoint DST Systems, Inc. as the transfer agent to, as soon as reasonably practicable after the effective time of the REIT Merger, record the issuance on the stock records of GCEAR of the amount of GCEAR Class E Common Stock equal to the REIT Merger Consideration that is issuable to each holder of shares of CCIT II Common Stock.

At the effective time of the REIT Merger, each CCIT II Restricted Share Award, whether vested or unvested, issued and outstanding as of immediately prior to the effective time of the REIT Merger, will automatically be converted into the right to receive the REIT Merger Consideration, subject to deduction for withholding under applicable tax law, as if the shares of CCIT II Class A Common Stock subject to such CCIT II Restricted Share Award were issued and outstanding as of immediately prior to the effective time of the REIT Merger.

If the Partnership Merger is completed, then at the effective time of the Partnership Merger, (i) each CCIT II Operating Partnership Unit, or fraction thereof, that is held by CCIT II immediately prior to the effective time of the Partnership Merger will automatically be converted into the right to receive the Partnership Exchange Ratio of 1.392 GCEAR OP Class E Units, subject to limitations on fractional shares, and (ii) each CCIT II Operating Partnership Unit, or fraction thereof, that is held by CCIT II LP immediately prior to the effective time of the Partnership Merger will automatically be cancelled and cease to exist and no consideration will be paid in connection with or as a consequence of the Partnership Merger. No fractional units of an amount less than 0.001 of a GCEAR OP Class E Unit will be issued as merger consideration and, in lieu of such fractional shares that otherwise might be payable to the CCIT II Operating Partnership, such fractional units will be aggregated and rounded up to the nearest 0.001 of a GCEAR OP Class E Unit.

If the LP Merger is completed, then at the effective time of the LP Merger, each limited liability company interest in CCIT II LP, or fraction thereof, issued and outstanding immediately prior to the effective time of the LP Merger will automatically be cancelled and cease to exist and no consideration will be paid in connection with or as a consequence of the LP Merger.

No Appraisal Rights

No dissenters’ or appraisal rights, or rights of objecting stockholders under Title 3, Subtitle 2 of the MGCL, are available to holders of CCIT II Common Stock with respect to the Mergers pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by the CCIT II Parties, on the one hand, and the GCEAR Parties, on the other hand. The representations and warranties were made by the respective parties as of the date of the Merger Agreement and do not survive the effective time of the Mergers or any earlier termination of the Merger Agreement. The representations and warranties were subject to (i) specified exceptions and qualifications contained in the Merger Agreement, (ii) certain information filed with the SEC by CCIT II or GCEAR, as applicable, prior to the date of the Merger Agreement and (iii) the disclosure letters delivered by CCIT II and GCEAR in connection with the Merger Agreement.

Certain of the representations and warranties in the Merger Agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as described below) on the party making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications (that is, those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain specified persons related to the party making the representation or warranty did not have knowledge).

Representations and Warranties of the CCIT II Parties

The CCIT II Parties made representations and warranties to the GCEAR Parties in the Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of CCIT II and its subsidiaries;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), inapplicability of the Investment Company Act and the absence of improper payments;

•	absence of material changes to the conduct of CCIT II’s business or any “material adverse effect” (as described below) with respect to CCIT II;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	intellectual property;

•	insurance coverage;

•	certain benefit plans and absence of employees;

•	certain related-party transactions and absence of fees in connection with termination of certain related-party agreements;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the Mergers;

•	receipt of the opinions of Truist Securities and CenterCap, the CCIT II Special Committee’s financial advisors;

•	exemption of the REIT Merger from anti-takeover statutes and the absence of appraisal rights;

•	compliance with applicable mandatory COVID-19 public health mandates and no indebtedness or other economic relief related to COVID-19;

•	proper termination of the CMFT Merger Agreement; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Representations and Warranties of the GCEAR Parties

The GCEAR Parties made representations and warranties to the CCIT II Parties in the Merger Agreement relating to, among other things:

•	due organization, valid existence, good standing and qualification to do business of GCEAR and its subsidiaries;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	required consents and approvals;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	capitalization;

•	documents filed with the SEC and financial statements;

•	internal accounting controls, compliance with the Sarbanes-Oxley Act, inapplicability of the Investment Company Act and the absence of improper payments;

•	absence of material changes to the conduct of GCEAR’s business or any “material adverse effect” (as described below) with respect to GCEAR;

•	absence of certain undisclosed liabilities;

•	permits and compliance with law;

•	absence of material litigation and investigations;

•	real properties and leases;

•	environmental matters;

•	material contracts;

•	tax matters, including qualification as a REIT;

•	insurance coverage;

•	certain benefit plans and labor matters;

•	certain related-party transactions;

•	broker’s, finder’s, investment banker’s, or other similar fees related to the Mergers;

•	exemption of the REIT Merger from anti-takeover statutes and the absence of appraisal rights;

•	the purpose, activities and ownership of Merger Sub, LP Merger Sub and OP Merger Sub;

•	compliance with applicable mandatory COVID-19 public health mandates and no indebtedness or other economic relief related to COVID-19;

•	financial ability to pay certain fees, costs and expenses; and

•	limitation on representations and warranties and disclaimer of other representations and warranties.

Definition of “Material Adverse Effect”

Many of the representations of the CCIT II Parties and the GCEAR Parties are qualified by a “material adverse effect” standard (for example, they will be deemed to be true and correct unless their failure to be true or correct, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect). For the purposes of the Merger Agreement, “material adverse effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CCIT II and its subsidiaries, taken as a whole, or GCEAR and its subsidiaries, taken as a whole, as applicable, or (ii) would reasonably be expected to prevent or materially impair the ability of CCIT II or GCEAR, as applicable, to consummate the Mergers before the Outside Date.

However, subject to the below exception, any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from the following will not be taken into account when determining whether a material adverse effect has occurred or is reasonably likely to exist or occur with respect to the applicable party:

(1)

any failure of CCIT II or GCEAR, as applicable, to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a material adverse effect);

(2)	any changes that generally affect the office and industrial real estate industries in which CCIT II and its subsidiaries or GCEAR and its subsidiaries, as applicable, operate;

(3)	any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

(4)	any changes in the regulatory or political conditions in the United States or in any other country or region of the world;

(5)	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date of the Merger Agreement;

(6)	the taking of any action expressly required by the Merger Agreement;

(7)	earthquakes, hurricanes, floods or other natural disasters;

(8)

any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other law, directive, policy, guideline or recommendation by any governmental authority in connection with, or in response to, COVID-19), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date of the Merger Agreement, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any governmental authority in connection with any epidemic, pandemic or disease outbreak;

(9)	changes or prospective changes in GAAP or in any law of general applicability unrelated to the Mergers or the interpretation or enforcement thereof; or

(10)	in the case of CCIT II, any dispute between CCIT II and CCIT II Advisor, including with respect to any dispute regarding amounts payable to CCIT II Advisor pursuant to the CCIT II Advisory Agreement.

However, notwithstanding the foregoing exceptions, if any event described in clause (2), (3), (4), (5), (7), (8) or (9) above has a disproportionate adverse impact on CCIT II and its subsidiaries, taken as a whole, or GCEAR and its subsidiaries, taken as a whole, as applicable, relative to others in the office and industrial real estate industries in the geographic regions in which such entities operate, then the incremental impact of such event will be taken into account for the purpose of determining whether a material adverse effect has occurred with respect to CCIT II or GCEAR, as applicable.

Conditions to Completion of the Mergers

The obligation of each of the CCIT II Parties and the GCEAR Parties to complete the Mergers and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or, to the extent permitted by law, waiver, at or prior to the effective time of the Partnership Merger, of the following conditions:

•

all consents, authorizations, orders or approvals of each governmental authority necessary for the consummation of the Mergers having been obtained and any applicable waiting periods in respect thereof having expired or been terminated;

•	approval of the REIT Merger and the CCIT II Charter Amendment by CCIT II stockholders having been obtained, and the CCIT II Charter Amendment having become effective pursuant to the MGCL;

•

the absence of any judgment, injunction, order or decree issued by any governmental authority of competent jurisdiction prohibiting the consummation of the Mergers, and the absence of any law enacted, entered, promulgated or enforced by any governmental authority after the date of the Merger Agreement prohibiting, restraining, enjoining or making illegal the consummation of the Mergers or the other transactions contemplated by the Merger Agreement; and

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective and there being no stop order suspending such effectiveness or proceedings for such purpose initiated by the SEC that have not been withdrawn.

The obligation of CCIT II to complete the Mergers and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Partnership Merger, of the following conditions:

•

certain representations and warranties of the GCEAR Parties regarding (i) the organization and qualification of GCEAR and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the Merger Agreement, (iii) the absence of conflicts or violations of the governing documents of GCEAR and its subsidiaries relating to the Merger Agreement, (iv) GCEAR’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) GCEAR’s qualification as a REIT, (vii) the absence of broker’s, finder’s, investment banker’s or other similar fees and (viii) the exemption of the Mergers from anti-takeover statutes and the absence of appraisal rights being true and correct in all material respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made);

•

certain representations and warranties of the GCEAR Parties regarding GCEAR’s (i) organization and qualification and (ii) capital structure being true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made);

•

a representation and warranty of the GCEAR Parties related to the absence of certain changes or events with respect to GCEAR being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger;

•

the representations and warranties of the GCEAR Parties, other than those set forth above, being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on GCEAR;

•

the GCEAR Parties having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Mergers;

•

there is neither existing, nor having occurred since the date of the Merger Agreement, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a material adverse effect on GCEAR;

•

CCIT II having received from GCEAR a certificate, dated the date of the closing of the Mergers, signed by the chief executive officer and chief financial officer of GCEAR, certifying that the conditions described in the six preceding bullet points have been satisfied;

•

CCIT II having received a written opinion from tax counsel to GCEAR, in form and substance reasonably acceptable to CCIT II, regarding GCEAR’s qualification and taxation as a REIT under the Code commencing with GCEAR’s taxable year ended December 31, 2015; and

•

CCIT II having received a written opinion from tax counsel to CCIT II, in form and substance reasonably acceptable to CCIT II, regarding the qualification of the REIT Merger as a reorganization within the meaning of Section 368(a) of the Code.

The obligation of the GCEAR Parties to complete the Mergers and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver, at or prior to the effective time of the Partnership Merger, of the following conditions:

•

certain representations and warranties of the CCIT II Parties regarding (i) the organization and qualification of CCIT II and its subsidiaries, (ii) due authorization, execution, delivery and enforceability of the Merger Agreement, (iii) the absence of conflicts or violations of the governing documents of CCIT II and its subsidiaries relating to the Merger Agreement, (iv) CCIT II’s capital structure, (v) the inapplicability of the Investment Company Act, (vi) CCIT II’s qualification as a REIT, (vii) the absence of broker’s, finder’s, investment banker’s or other similar fees, (viii) the opinion of the financial advisor to the CCIT II Special Committee and (ix) the exemption of the Mergers from anti-takeover statutes and the absence of appraisal rights being true and correct in all material respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made);

•

certain representations and warranties of the CCIT II Parties regarding CCIT II’s (i) organization and qualification and (ii) capital structure being true and correct in all but de minimis respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made);

•

a representation and warranty of the CCIT II Parties related to the absence of certain changes and events with respect to CCIT II being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger;

•

the representations and warranties of the CCIT II Parties, other than those set forth above, being true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Partnership Merger as if made as of the effective time of the Partnership Merger (or, if applicable, as of the date made), except where the failure of such representations and warranties to be true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CCIT II;

•

the CCIT II Parties having performed and complied in all material respects with all obligations, agreements and covenants required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Mergers;

•

there is neither existing, nor having occurred since the date of the Merger Agreement, any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a material adverse effect on CCIT II;

•

GCEAR having received from CCIT II a certificate, dated the date of the closing of the Mergers, signed by the chief executive officer and chief financial officer of CCIT II, certifying that the conditions described in the six preceding bullet points have been satisfied;

•

GCEAR having received a written opinion from tax counsel to CCIT II, in form and substance reasonably acceptable to GCEAR, regarding CCIT II’s qualification and taxation as a REIT under the Code commencing with CCIT II’s taxable year ended December 31, 2014; and

•

GCEAR having received a written opinion from tax counsel to GCEAR, in form and substance reasonably acceptable to GCEAR, regarding the qualification of the REIT Merger as a reorganization within the meaning of Section  368(a) of the Code.

Covenants and Agreements

Conduct of the Business of CCIT II Pending the Mergers

CCIT II has agreed to certain covenants in the Merger Agreement regarding the conduct of its business from the date of the Merger Agreement until the earlier of the effective time of the REIT Merger and the valid termination of the Merger Agreement.

In particular, other than to the extent required by applicable law, consented to by GCEAR (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the Merger Agreement or set forth on the disclosure letter delivered by CCIT II, CCIT II agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, (ii) use all reasonable efforts to (A) preserve intact its business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCIT II as a REIT and (C) maintain its material assets and properties in their current condition (other than normal wear and tear and damage) and (iii) not take any of the following actions:

•

amend or propose to amend the CCIT II Charter, the CCIT II Bylaws or the equivalent organizational or governing documents of any subsidiary of CCIT II, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCIT II Charter) under the CCIT II Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CCIT II or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CCIT II or any CCIT II subsidiary or other equity securities or ownership interests in CCIT II or any CCIT II subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCIT II of dividends in an amount less than or equal to an annual rate of 5.0% of CCIT II’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CCIT II by any directly or indirectly wholly owned CCIT II subsidiary, (C) distributions by any CCIT II subsidiary that is not wholly owned, directly or indirectly, by CCIT II, to the extent in accordance with the organizational documents of such subsidiary or (D) distributions reasonably necessary to maintain CCIT II’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of CCIT II’s capital stock or other equity interests in CCIT II or any CCIT II subsidiary or securities convertible or exchangeable into or exercisable therefor, other than the withholding of shares to satisfy withholding tax obligations in respect of CCIT II Restricted Share Awards outstanding as of the date of the Merger Agreement in accordance with their terms and the CCIT II Equity Plan;

•

except for transactions among CCIT II and one or more of its wholly owned CCIT II subsidiaries or among one or more wholly owned CCIT II subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of capital stock of CCIT II or any shares of capital stock or equity interests in any of its subsidiaries, or authorize the issuance, sale, pledge, disposition, grant, transfer or any lien against, or otherwise enter into any contract or understanding with respect to the voting of, any shares of capital stock of CCIT II or any shares of capital stock or equity interests in any of its subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock of CCIT II or any shares of capital stock or equity interests in any of its subsidiaries;

•

acquire or agree to acquire, or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any lien upon, any material property or assets, except (A) acquisitions between CCIT II and its wholly owned subsidiaries, (B) acquisitions or dispositions in the ordinary course of business for consideration less than 10.0% of the equity value of CCIT II per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to 90% of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and liens in the ordinary course of business;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than a wholly owned subsidiary of CCIT II), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CCIT II or any CCIT II subsidiary, except (A) indebtedness incurred under CCIT II’s existing credit facility in the ordinary course of business, (B) indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $100,000,000, (C) refinancing of existing indebtedness of CCIT II on terms not materially more onerous on CCIT II compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (D) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•	make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any wholly owned subsidiary of CCIT II;

•

other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any material contract in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by CCIT II or any of its subsidiaries or (B) as may be reasonably necessary to comply with the terms of the Merger Agreement;

•

authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing contracts, or in conjunction with emergency repairs;

•

make any payment, direct or indirect, of any liability of CCIT II or any of its subsidiaries before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any indebtedness otherwise permitted under the Merger Agreement;

•

waive, release, assign, settle or compromise any material claim, action, litigation, or other proceeding, other than waivers, releases, assignments, settlements or compromises that (A) subject to certain exceptions, involve only the payment of monetary damages in an amount no greater than $500,000 individually or $2,000,000 in the aggregate, do not impose any injunctive relief against CCIT II, any of its subsidiaries or the surviving entities in the Mergers and do not provide for any admission of material liability by CCIT II or any of its subsidiaries, or (B) are made with respect to any claim, action, litigation, or other proceeding involving any present, former or purported holder or group of holders of CCIT II Common Stock or that otherwise relate to the Merger Agreement, the CCIT II Advisory Agreement or the CMFT Merger Agreement, but only in accordance with certain procedural requirements specified in the Merger Agreement;

•

hire any employee or engage any independent contractor (who is a natural person), grant any new awards under the CCIT II Equity Plan or amend or modify the terms of any CCIT II Restricted Share Awards outstanding as of the date of the Merger Agreement or become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement contract or benefit plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable law;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	enter into any new line of business;

•	form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

•	fail to duly and timely file all material reports and other material documents required to be filed with any governmental authority, subject to extensions permitted by law;

•

enter into or modify in a manner adverse to CCIT II certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve CCIT II’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of CCIT II as a disregarded entity or partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) CCIT II to fail to qualify as a REIT or (B) any CCIT II subsidiary to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except in connection with any transaction permitted by the immediately precedent bullet point in a manner that would not reasonably be expected to be materially adverse to CCIT II or to prevent or impair the ability of the CCIT II Parties to consummate the Mergers;

•

make any payment, loan, distribution or transfer of assets to CCIT II Advisor or its affiliates (other than CCIT II or any of its wholly owned subsidiaries), except in such amount and as expressly contemplated by the Merger Agreement or the CCIT II Advisory Agreement, or otherwise amend or modify any CCIT II related party agreement in any material respect, including to increase or accelerate the fees or other compensation payable to the applicable affiliate of CCIT II or modify the term, or in any manner that would adversely impact the ability to terminate such CCIT II related party agreement (in its entirety or with respect to CCIT II or any CCIT II subsidiary, as applicable) with effect no later than the effective time of the REIT Merger or otherwise adversely impact any other material right or obligation of CCIT II or any CCIT II subsidiary thereunder;

•

take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of CCIT II Common Stock with respect to the REIT Merger or any other transactions contemplated by the Merger Agreement;

•

amend or modify the engagement letters with either Truist Securities or CenterCap to increase compensation to either Truist Securities or CenterCap or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement, provided that CCIT II may engage other financial advisors in the event the CCIT II Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by CCIT II, nothing in the Merger Agreement prohibits CCIT II from taking any action, or refraining to take any action, if the CCIT II Board determines in its reasonable judgment that such action or inaction is reasonably necessary (i) for CCIT II to avoid incurring entity level income or excise taxes under the Code (or applicable state law) or to maintain its qualification as a REIT under the Code, (ii) to avoid the imposition of any requirement that CCIT II or any of its subsidiaries be registered as an investment company under the Investment Company Act or (iii) to respond to the actual or anticipated effects of COVID-19, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, on CCIT II or any of its subsidiaries.

Conduct of the Business of GCEAR Pending the Mergers

GCEAR has agreed to certain covenants in the Merger Agreement regarding the conduct of its business from the date of the Merger Agreement until the earlier of the effective time of the REIT Merger and the valid termination of the Merger Agreement.

In particular, other than to the extent required by applicable law, consented to by CCIT II (such consent not to be unreasonably withheld, conditioned or delayed), expressly contemplated by the Merger Agreement or set forth on the disclosure letter delivered by GCEAR, GCEAR agreed to, and to cause each of its subsidiaries to, (i) use all reasonable efforts to maintain the status of GCEAR as a REIT and (ii) not take any of the following actions:

•

amend or propose to amend the GCEAR Charter, the GCEAR Bylaws or the governing documents of the GCEAR Operating Partnership, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the GCEAR Charter) under the GCEAR Charter;

•	adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of GCEAR or any of its subsidiaries;

•

declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of GCEAR or any GCEAR subsidiary or other equity securities or ownership interests in GCEAR or any GCEAR subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by GCEAR of dividends in an amount less than or equal to an annual rate of 5.0% of GCEAR’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to GCEAR by any directly or indirectly wholly owned GCEAR subsidiary, or by any other GCEAR subsidiary to the extent in accordance with the organizational documents of such subsidiary or (C) distributions reasonably necessary to maintain GCEAR’s status as a REIT under the Code (or applicable state law) or to avoid or reduce the imposition of any entity level income or excise tax under the Code (or applicable state law);

•

redeem, repurchase or otherwise acquire, directly or indirectly, any shares of GCEAR’s capital stock or other equity interests in GCEAR or any GCEAR subsidiary or securities convertible or exchangeable into or exercisable therefor, other than (A) the withholding of shares to satisfy withholding tax obligations in respect of restricted stock or RSUs granted under the GCEAR Equity Incentive Plan and (B) in accordance with the GCEAR SRP;

•

adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to GCEAR or to prevent or impair the ability of the GCEAR Parties to consummate the Mergers;

•

acquire or agree to acquire any material properties or material assets, except (A) transactions between GCEAR and its wholly owned subsidiaries and (B) any acquisition in the ordinary course of business for consideration less than 10.0% of the equity value of GCEAR;

•

incur, create, assume, refinance, replace or prepay any indebtedness for borrowed money or guarantee such indebtedness of another person (other than the GCEAR Operating Partnership or a wholly owned subsidiary of GCEAR), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of GCEAR or any GCEAR subsidiary, except (A) indebtedness incurred under GCEAR’s or any GCEAR subsidiary’s existing credit facilities in the ordinary course of business, (B) indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed $200,000,000, (C) refinancing of existing indebtedness on terms not materially more onerous on GCEAR compared to the existing indebtedness (provided that the principal amount of such replacement indebtedness may not be materially greater than the indebtedness it replaces) and (D) any mortgage indebtedness in respect of any real property having a loan-to-value ratio not in excess of 75%;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

•	enter into any new line of business;

•

enter into or modify in a manner adverse to GCEAR certain tax protection agreements, make, change or rescind any material election relating to taxes, change a material method of tax accounting; file or amend any material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes; knowingly surrender any right to claim any material tax refund, give or request any waiver of a statute of limitations with respect to any material tax return except, in each case, (A) to the extent required by law or (B) to the extent necessary to preserve GCEAR’s qualification as a REIT under the Code or to qualify or preserve the status of any subsidiary of GCEAR as a disregarded entity or partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be;

•

take any action, or fail to take any action, which action or failure would reasonably be expected to cause (A) GCEAR to fail to qualify as a REIT or (B) any GCEAR subsidiary to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or a qualified REIT subsidiary or a TRS under the applicable provisions of Section 856 of the Code, as the case may be; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Notwithstanding the above restrictions agreed to by GCEAR, nothing in the Merger Agreement prohibits GCEAR from taking any action, or refraining to take any action, if the GCEAR Board determines in its reasonable judgment that such action or inaction is reasonably necessary (i) for GCEAR to avoid incurring entity level income or excise taxes under the Code or applicable state law or to maintain its qualification as a REIT under the Code, (ii) to avoid the imposition of any requirement that GCEAR or any of its subsidiaries be registered as an investment company under the Investment Company Act or (iii) to respond to the actual or anticipated effects of COVID-19, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, on GCEAR or any of its subsidiaries.

Form S-4; Proxy Statement and Prospectus; Stockholders Meeting

CCIT II agreed to prepare and cause to be filed with the SEC the proxy statement included in this proxy statement/prospectus, and GCEAR agreed to prepare and file a registration statement on Form S-4 with respect to the Mergers, which includes this proxy statement/prospectus, in each case as promptly as reasonably practicable following the date of the Merger Agreement. CCIT II and GCEAR also agreed to use their reasonable best efforts to (i) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (iii) keep the Form S-4 effective for so long as necessary to complete the REIT Merger.

CCIT II agreed to use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its stockholders entitled to vote at the CCIT II Special Meeting and to hold the CCIT II Special Meeting as soon as practicable after the Form S-4 is declared effective (provided there are no outstanding SEC comments on the proxy statement and the SEC has not otherwise enjoined mailing or use of the proxy statement). CCIT II further agreed to include in this proxy statement/prospectus the CCIT II Board’s recommendation to CCIT II stockholders that they approve the REIT Merger and the CCIT II Charter Amendment and to use its reasonable best efforts to obtain CCIT II stockholder approval of the REIT Merger and the CCIT II Charter Amendment, except to the extent the CCIT II Special Committee and CCIT II Board made an Adverse Recommendation Change (as defined below), as permitted by the Merger Agreement.

CCIT II agreed to, and agreed to instruct CCIT II Advisor to, use reasonable best efforts to solicit proxies from stockholders of CCIT II to vote their shares of CCIT II Common Stock at the CCIT II Special Meeting. CCIT II further agreed to engage a proxy solicitor that is reasonably acceptable to GCEAR and the CCIT II Special Committee and to instruct the proxy solicitor to cooperate with and keep GCEAR informed on a reasonably current basis, including upon GCEAR’s request, regarding its solicitation efforts and voting results following dissemination of the proxy statement/prospectus, including providing to GCEAR daily voting tabulation reports relating to the CCIT II Special Meeting that have been prepared by CCIT II’s proxy solicitor. Each of CCIT II and GCEAR agreed to provide the other a reasonable opportunity to review and comment on, in advance, any communication that constitutes soliciting materials required to be filed under Sections 14a-6 and 14a-12 of the Exchange Act, proposed to be given by or on behalf of CCIT II or GCEAR, as the case may be, to the stockholders of CCIT II, and the other will consider in good faith any reasonable comments provided by the other and incorporate such comments absent reasonable objection.

Access to Information; Confidentiality

The Merger Agreement requires each of the CCIT II Parties and the GCEAR Parties to provide, and to cause each of their respective subsidiaries to provide, with limited exceptions, to the other parties and their representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, and records that the other party may reasonably request, and a copy of each report, schedule, registration statement and other document filed by it pursuant to the requirements of federal or state securities laws as the other party may reasonably request.

Each of CCIT II and GCEAR will hold, and will cause its representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the confidentiality agreements by and between CCIT II and GCEAR.

Alternative Acquisition Proposals; Change in Recommendation

From and after the date of the Merger Agreement, CCIT II must promptly (and in any event within 24 hours) notify GCEAR in writing if (i) any Acquisition Proposal is received by CCIT II or any subsidiary of CCIT II, (ii) any request for information relating to CCIT II or any subsidiary of CCIT II is received from any person who informs CCIT II or any subsidiary of CCIT II that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with CCIT II or any subsidiary of CCIT II regarding any Acquisition Proposal. Such notice must include the identity of the person or group making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry, and must include copies of any written Acquisition Proposal (including any proposed transaction agreement and any related transaction documents and financing commitments) and a written summary of the material terms of the Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally). After such initial notice, CCIT II must thereafter promptly (and in any event within 24 hours thereof) (A) keep GCEAR reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (B) provide GCEAR with any written supplements or written additions to any written Acquisition Proposal. CCIT II agreed that it and its subsidiaries will not enter into any agreement with any person subsequent to the date of the Merger Agreement that prohibits CCIT II from providing any information to GCEAR in accordance with such requirements.

From and after the date of the Merger Agreement, except as described below, the Merger Agreement provides that CCIT II may not, and will cause its subsidiaries and their respective representatives not to, directly or indirectly:

•

initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal;

•

enter into or engage in, continue or otherwise participate in any discussions or negotiations with any person regarding or otherwise in furtherance of, or furnish to any person (other than GCEAR or its representatives) any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer, or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal;

•

release any person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (except where the CCIT II Special Committee determines in good faith, after consultation with outside legal counsel, that failing to waive or not enforce would be inconsistent with the CCIT II directors’ duties or standard of conduct under Maryland law);

•

enter into any oral or written contract, agreement, binding commitment or other obligation contemplating or otherwise relating to an Acquisition Proposal (other than an acceptable confidentiality agreement); or

•

take any action to exempt any person from any takeover statute or similar restrictive provision of the CCIT II Charter, the CCIT II Bylaws or organizational documents or agreements of any subsidiary of CCIT II.

Except as otherwise permitted by the Merger Agreement, CCIT II must, and must cause each of its subsidiaries and their respective representatives to, immediately cease any discussions, negotiations or communications with any person with respect to any Acquisition Proposal or potential Acquisition Proposal and must immediately terminate all physical and electronic data room access previously granted to any such person and use reasonable efforts to cause such person to return or destroy all information concerning CCIT II and the CCIT II subsidiaries to the extent permitted pursuant to any confidentiality agreement with such person and promptly terminate all physical and electronic data room access granted to such person.

Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to obtaining the necessary approvals of CCIT II stockholders, CCIT II and its representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that (A) did not result from a material breach of CCIT II’s non-solicitation obligations under the Merger Agreement, contact such person to clarify the terms and conditions of such Acquisition Proposal, and (B) (i) did not result from a material breach of CCIT II’s non-solicitation obligations under the Merger Agreement and (ii) the CCIT II Special Committee determines constitutes a Superior Proposal (or determines in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal):

•

provide information in response to a request by a person who made such Acquisition Proposal (provided that such information is provided pursuant to an acceptable confidentiality agreement and has been provided to, or is concurrently provided to, GCEAR); and

•	engage or participate in any discussions or negotiations with the person who made such Acquisition Proposal.

Except as described below, the CCIT II Special Committee and the CCIT II Board may not (a) make an Adverse Recommendation Change (as defined below) or (b) authorize, cause or permit CCIT II or any subsidiary of CCIT II to enter into any Alternative Acquisition Agreement.

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the necessary approvals of CCIT II stockholders, upon receipt of a written Acquisition Proposal that (i) is not withdrawn, (ii) did not result from a material breach of CCIT II’s non-solicitation obligations under the Merger Agreement and (iii) the CCIT II Special Committee determines constitutes a Superior Proposal, the CCIT II Board (based on the recommendation of the CCIT II Special Committee) may effect an Adverse Recommendation Change and/or enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate the Merger Agreement (see “—Termination of the Merger Agreement” below), provided that:

•

the CCIT II Special Committee must have determined, after consultation with CCIT II’s outside counsel and financial advisor, that failing to take such action would be inconsistent with the CCIT II directors’ duties or standard of conduct under Maryland law;

•

CCIT II notifies GCEAR in writing that the CCIT II Board intends to take such action at least four business days in advance of taking such action, which notice must specify the reasons for such action and the material terms of the Superior Proposal and attach the most current version of any agreements between CCIT II and the party making such Superior Proposal (such notice, a “CCIT II Change Notice”); and

•

during the four business days after GCEAR received the CCIT II Change Notice, CCIT II must have negotiated in good faith with GCEAR (to the extent GCEAR wished to negotiate) to make adjustments to the terms of the Merger Agreement such that the Superior Proposal ceases to constitute a Superior Proposal (provided that any modifications to such Superior Proposal will require a new three-day negotiation period).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to obtaining the necessary approvals of CCIT II stockholders, the CCIT II Special Committee and the CCIT II Board may make an Adverse Recommendation Change in response to an Intervening Event if the CCIT II Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland law; provided, however, CCIT II must deliver a CCIT II Change Notice to GCEAR and negotiate in good faith with GCEAR (to the extent GCEAR wishes to negotiate) consistent with the two bullet points immediately preceding this paragraph prior to making such Adverse Recommendation Change.

For purposes of the Merger Agreement, unless already defined above:

“Acquisition Proposal” means any bona fide proposal or offer from any person (other than GCEAR or any of its subsidiaries) made after the date of the Merger Agreement, whether in one transaction or a series of related transactions, relating to any (a) merger, consolidation, share exchange, business combination or similar transaction involving CCIT II or any subsidiary of CCIT II that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of CCIT II, (b) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CCIT II or any significant subsidiary of CCIT II representing 20% or more of the consolidated assets of CCIT II, (c) issue, sale or other disposition by CCIT II or any subsidiaries of CCIT II (including by way of merger, consolidation, share exchange, business combination or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding shares of CCIT II Common Stock, (d) tender offer or exchange offer in which any person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the votes associated with the outstanding shares of CCIT II Common Stock, or (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CCIT II in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of CCIT II Common Stock. However, an Acquisition Proposal does not include (i) the Mergers or any of the other transactions contemplated by the Merger Agreement, or (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CCIT II and one or more of the subsidiaries of CCIT II or solely among the subsidiaries of CCIT II.

“Adverse Recommendation Change” means any formal or informal action by the CCIT II Board, or any committee thereof or any group of directors, to (a) change, withhold, withdraw, qualify or modify, or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to GCEAR, the CCIT II Board recommendation to holders of CCIT II Common Stock to vote in favor of approval of the REIT Merger and the CCIT II Charter Amendment and the other transactions contemplated by the Merger Agreement, (b) authorize, approve, endorse, declare advisable, adopt or recommend any Acquisition Proposal (or propose to publicly take such action), (c) authorize, cause or permit CCIT II or any CCIT II subsidiary to enter into any Alternative Acquisition Agreement, or (d) fail to make the CCIT II Board recommendation or fail to include the CCIT II Board recommendation in the proxy statement.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal.

“Intervening Event” means, with respect to CCIT II, a change in circumstances or development that materially affects the business, assets or operations of CCIT II and the subsidiaries of CCIT II, taken as a whole, that was not known to or reasonably foreseeable by the CCIT II Board prior to the execution of the Merger Agreement, which change in circumstances or development becomes known to the CCIT II Board prior to CCIT II stockholders approving the REIT Merger and the CCIT II Charter Amendment. However, in no event will the following constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter related to or consequence of an Acquisition Proposal, (ii) any effect arising out of or related to the COVID-19 pandemic, or any law, directive, policy, guideline or recommendation of any governmental authority in connection with or in response to COVID-19, and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, the Merger Agreement or the CMFT Merger Agreement.

“Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “20%” are replaced with “50%”) that the CCIT II Board (based on the recommendation of the CCIT II Special Committee) determines in its good faith judgment to be more favorable from a financial point of view to the stockholders of CCIT II (in their capacities as stockholders) than the Mergers and the other transactions contemplated by the Merger Agreement (as it may be proposed to be amended by GCEAR). Such a determination of the CCIT II Board must be made in consultation with its outside legal and financial advisors, after taking into account (a) all of the terms and conditions of the Acquisition Proposal and the Merger Agreement (as it may be proposed to be amended by GCEAR) and (b) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the CCIT II Special Committee determines in good faith to be material to such analysis).

Consents and Approvals

Upon the terms and subject to the conditions set forth in the Merger Agreement, each of CCIT II and GCEAR has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by the Merger Agreement, including (i) taking all actions necessary to satisfy each party’s conditions to closing, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any governmental authority in order to consummate the transactions contemplated by the Merger Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by the Merger Agreement, (iv) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Mergers or the other transactions contemplated by the Merger Agreement and (v) executing and delivering any instruments reasonably necessary or advisable to consummate the Mergers and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

However, notwithstanding anything to the contrary in the Merger Agreement, neither CCIT II nor GCEAR has any obligation (a) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such party, any of its subsidiaries (including subsidiaries of GCEAR after the closing of the Mergers) or their affiliates or (b) otherwise to take or commit to take any actions that would limit the freedom of such party, its subsidiaries (including subsidiaries of GCEAR after the closing of the Mergers) or their affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided further that (i) no such actions will be taken (or agreed to be taken) by CCIT II or any of its subsidiaries without GCEAR’s prior written consent and (ii) GCEAR can compel CCIT II and its subsidiaries to take (or agree to take) any of such actions if such actions are only effective after the effective time of the Mergers.

Each of CCIT II and GCEAR has agreed to give any notices to any person, and each of CCIT II and GCEAR will use its reasonable best efforts to obtain any consents from any person that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by the Merger Agreement. Each of the parties will, and will cause their respective affiliates to, furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any governmental authority and will cooperate in responding to any inquiry from a governmental authority, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. GCEAR has the right to direct all matters with any governmental authority in connection with the Merger Agreement in a manner consistent with its obligations thereunder; provided that, to the extent reasonably practicable, the parties or their representatives will generally have the right to review in advance and each of the parties will consult the other party on, all the information relating to the other party and each of their affiliates that appears in any filing made with, or written materials submitted to, any governmental authority in connection with the Mergers and the other transactions contemplated by the Merger Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, none of the parties may participate independently in any meeting or engage in any substantive conversation with any governmental authority in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable law, without giving the other party the opportunity to attend or participate in any such meeting with such governmental authority.

Notification of Certain Actions; Litigation

The parties have agreed to give prompt notice to each other:

•

of any notice or other communication received by such party from (i) any governmental authority in connection with the Mergers, the Merger Agreement, or the other transactions contemplated thereby, or (ii) any person alleging that the consent of such person is or may be required in connection with the Mergers or the other transactions contemplated by the Merger Agreement;

•

if (i) any representation or warranty made by such party in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the closing conditions set forth in the Merger Agreement would be incapable of being satisfied by the Outside Date or (ii) such party fails to comply with or satisfy in any material respect any covenant, condition, or agreement to be complied with or satisfied by it pursuant to the Merger Agreement; and

•

of any action commenced, or to the knowledge of such party, threatened against, relating to or involving such party or any of their subsidiaries, or any of their respective directors, officers or partners that relates to the Merger Agreement, the Mergers, or the other transactions contemplated by the Merger Agreement, the CCIT II Advisory Agreement or the CMFT Merger Agreement.

The parties have each agreed to (i) give the other party the opportunity to reasonably participate in the defense and settlement of any action against such party and/or its directors, officers or partners relating to the Merger Agreement and the transactions contemplated by the Merger Agreement (including, in the case of GCEAR, the CCIT II Advisory Agreement or the CMFT Merger Agreement), (ii) consider in good faith the advice of the other party with respect to such action and (iii) obtain the written consent (such consent not to be unreasonably withheld, delayed or conditioned) prior to entering into any settlement in respect of any such action.

Publicity

Each of CCIT II and GCEAR have agreed, subject to limited exceptions, such as with respect to an Adverse Recommendation Change, that they and their respective affiliates will not issue any press release or other public statement or filing with respect to the Mergers or the Merger Agreement without the prior consent of the other party (which consent is not to be unreasonably withheld, delayed or conditioned).

Directors’ and Officers’ Insurance and Indemnification

For a period of six years after the effective time of the REIT Merger, pursuant to the terms of the Merger Agreement and subject to certain limitations, GCEAR will, and will cause the surviving entity of the REIT Merger to, indemnify, defend and hold harmless the current and former managers, directors, officers, partners, members, trustees, employees and agents of CCIT II or any of its subsidiaries or other individuals with rights to indemnification or exculpation under the governing documents of CCIT II and the CCIT II Operating Partnership or any indemnification agreements of CCIT II or its subsidiaries (the “Indemnified Parties”), to the fullest extent permitted under applicable law and the governing documents of CCIT II and the CCIT II Operating Partnership, from and against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any legal proceeding to the extent arising out of or pertaining to (i) any action or omission or alleged action or omission in such Indemnified Party’s capacity in service to CCIT II or its subsidiaries or (ii) the Merger Agreement, including the transactions contemplated thereby. GCEAR also agreed to advance costs and expenses to Indemnified Parties, subject to repayment if it is ultimately determined that such person was not entitled to indemnification. GCEAR and the surviving entity of the REIT Merger have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the REIT Merger and advancement of expenses existing in favor of any Indemnified Party as of the date of the Merger Agreement will survive the Mergers and will continue in full force and effect in accordance with their terms.

For a period of six years after the effective time of the REIT Merger, the organizational documents of GCEAR and any applicable subsidiary of GCEAR will contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the organizational documents of CCIT II and its subsidiaries. Prior to the effective time of the REIT Merger, GCEAR or the surviving entity of the REIT Merger will obtain and pay for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT II for a claims reporting or discovery period of six years from and after the effective time of the REIT Merger, provided that GCEAR will not be required to pay in excess of four times the current annual premiums allocated to CCIT II for such insurance.

Related Party Agreements

CCIT II has agreed to take such actions, in consultation with GCEAR, as are reasonably necessary and permitted pursuant to the relevant related party agreement to which CCIT II or any of its subsidiaries is a party (without breach or violation thereof) to terminate certain of such agreements (in their entirety or with respect to CCIT II or its subsidiaries, as applicable), in accordance with the terms thereof with such termination subject to and effective as of the closing of the Mergers.

Termination of the Merger Agreement

Termination by Mutual Agreement

CCIT II and GCEAR may, by written consent, mutually agree to terminate the Merger Agreement before completing the Mergers, even after obtaining the required approval of CCIT II stockholders.

Termination by Either CCIT II or GCEAR

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by either CCIT II or GCEAR in the following circumstances:

(1)

The Mergers have not occurred on or before the Outside Date. However, the right to terminate due to the failure of the Mergers to occur on or before the Outside Date will not be available to CCIT II or GCEAR if the failure of CCIT II or GCEAR, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement was the primary cause of, or resulted in, the failure of the Mergers to be consummated by the Outside Date.

(2)

There is any final, non-appealable order issued by a governmental authority of competent jurisdiction that permanently restrains or otherwise prohibits the transactions contemplated by the Merger Agreement. The right to terminate due to the issuance of such an order will not be available to CCIT II or GCEAR if the issuance of such final, non-appealable order was primarily due to the failure of CCIT II or GCEAR, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

(3)

The approvals of CCIT II stockholders of the REIT Merger and the CCIT II Charter Amendment are not obtained at the CCIT II Special Meeting. The right to terminate due to the failure to receive the requisite approvals of CCIT II stockholders will not be available to CCIT II or GCEAR if such failure was primarily due to the failure of CCIT II or GCEAR, as applicable, to perform or comply in all material respects with any of their respective obligations, covenants or agreements under the Merger Agreement.

Termination by CCIT II

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by CCIT II in the following circumstances:

(1)

Any of the GCEAR Parties breaches any of its representations or warranties or fails to perform or comply with any of its obligations, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform or comply (A) would result in a failure of GCEAR to satisfy any closing condition, and (B) cannot be cured or, if curable, is not cured by GCEAR by the earlier of twenty days following written notice of such breach or failure from CCIT II to GCEAR and two business days before the Outside Date; provided, however, that CCIT II will not have the right to terminate the Merger Agreement pursuant to the foregoing if any of the CCIT II Parties is then in breach of any of its respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that CCIT II would not satisfy any closing condition; or

(2)

At any time prior to obtaining the necessary approvals of CCIT II stockholders, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the Merger Agreement, so long as the termination fee payment described in “—Termination Fee and Expense Reimbursement” is made in full to GCEAR prior to or concurrently with such termination.

Termination by GCEAR

The Merger Agreement may also be terminated prior to the effective time of the Partnership Merger by GCEAR in the following circumstances:

(1)

Any of the CCIT II Parties breaches any of its representations or warranties or fails to perform any of its obligations, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (A) would result in a failure of CCIT II to satisfy any closing condition, and (B) cannot be cured or, if curable, is not cured by CCIT II by the earlier of twenty days following written notice of such breach or failure from GCEAR to CCIT II and two business days before the Outside Date; provided, however, that GCEAR will not have the right to terminate the Merger Agreement pursuant to the foregoing if any of the GCEAR Parties is then in breach of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that GCEAR would not satisfy any closing condition;

(2)	The CCIT II Board makes an Adverse Recommendation Change and the necessary approvals of CCIT II stockholders have not been obtained at the time of termination;

(3)

A tender offer or exchange offer for any shares of CCIT II Common Stock that constitutes an Acquisition Proposal is commenced and (a) the CCIT II Board fails to recommend against acceptance of such tender offer or exchange offer by CCIT II stockholders and to publicly reaffirm the CCIT II Board recommendation within ten business days of being requested to do so by GCEAR and (b) the necessary approvals of CCIT II stockholders have not been obtained at the time of termination; or

(4)

CCIT II breaches or fails to comply in any material respect with certain of its covenants and agreements described above in “—Covenants and Agreements—Alternative Acquisition Proposals; Change in Recommendation” and the necessary approvals of CCIT II stockholders have not been obtained at the time of termination.

Termination Fee and Expense Reimbursement

CCIT II must pay GCEAR a termination payment in the amount of $18,450,000 (the “Termination Payment”), and (ii) up to $3,690,000 (the “Expense Reimbursement”) as reimbursement for expenses incurred by GCEAR in connection with the Mergers, if the Merger Agreement is terminated by:

(1)

CCIT II or GCEAR pursuant to item (1) or item (3) under “—Termination by CCIT II or GCEAR” above and (a) prior to the CCIT II Special Meeting, an Acquisition Proposal with respect to CCIT II has been publicly announced, disclosed or otherwise communicated to CCIT II stockholders or any person publicly announces an intention (whether or not conditional) to make such an Acquisition Proposal, and such Acquisition Proposal or intention has not been publicly withdrawn on a bona fide basis without qualification at least three business days prior to the Outside Date or the CCIT II Special Meeting, as applicable, and (b) within twelve months after the date of such termination, (i) a transaction in respect of an Acquisition Proposal with respect to CCIT II is consummated, (ii) CCIT II enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter or (iii) CCIT II recommends to CCIT II stockholders or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clauses (i), (ii) and (iii), all percentages included in the definition of “Acquisition Proposal” increased to 50%);

(2)	CCIT II pursuant to item (2) under “—Termination by CCIT II” above; or

(3)	GCEAR pursuant to items (2) through (4) under “—Termination by GCEAR” above.

Additionally, CCIT II agreed to pay to GCEAR up to the amount of the Expense Reimbursement in the event the Merger Agreement is terminated by GCEAR pursuant to item (1) under “—Termination by GCEAR” above, and GCEAR agreed to pay to CCIT II up to the amount of the Expense Reimbursement plus the amount paid by CCIT II to CMFT in connection with the termination of the CMFT Merger Agreement in the event the Merger Agreement is terminated by CCIT II pursuant to item (1) under “—Termination by CCIT II” above.

Enforcement; Remedies

The parties to the Merger Agreement agree that irreparable harm would occur to the non-breaching party if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in the event of such breach or non-performance. Accordingly, the parties agreed that, at any time prior to the effective time of any termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent one or more breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, and each party waived any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action should be brought in equity to enforce the specific performance provisions of the Merger Agreement, no party thereto will allege, and each party thereto waives the defense, that there is an adequate remedy at law. To the extent any party brings an action to enforce specifically the performance of the terms and provisions of the Merger Agreement (other than an action to specifically enforce any provision that survives termination of the Merger Agreement) when expressly available to such party pursuant to the terms of the Merger Agreement, the Outside Date will automatically be extended to (a) the twentieth (20th) business day following the resolution of such action, or (b) such other time period established by the court presiding over such action.

Notwithstanding the foregoing, or anything else in the Merger Agreement to the contrary, in the event the Termination Payment becomes payable and is paid, then such payment (together with any Expense Reimbursement payable) will be GCEAR’s and its affiliates’ sole and exclusive remedy against CCIT II and its subsidiaries.

Fees and Expenses

Except as described above under “—Termination of the Merger Agreement,” all fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, provided that CCIT II and GCEAR will share equally the filing fees required in connection with the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, filed in connection with the Mergers.

Amendment and Waiver

Any time prior to the effective time of the Partnership Merger, to the extent permitted under applicable law, the parties may amend any provision of the Merger Agreement provided that such amendment is specifically set forth in an instrument in writing signed on behalf of all parties. In addition, at any time prior to the effective time of the Partnership Merger, to the extent permitted under applicable law, a party may grant an extension for the time for performance of any obligation of the other party, waive any inaccuracy in the representations and warranties of the other party or waive the other party’s compliance with any agreement or condition contained in the Merger Agreement by specifically setting forth such extension or amendment in an instrument written by such party.

Governing Law; Waiver of Jury Trial

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Maryland, without giving effect to conflicts of laws principles. Each party to the Merger Agreement agreed to waive, to the fullest extent permitted by applicable law, any right to a trial by jury in respect of any litigation directly or indirectly arising out of or in connection with the Merger Agreement.

Termination of the CCIT II Advisory Agreement

Concurrently with the entry into the Merger Agreement, GCEAR, CCIT II and CCIT II Advisor entered the Termination Agreement. Pursuant to the Termination Agreement, upon either (i) termination of the CCIT II Advisory Agreement, if such termination occurs prior to the earlier of the consummation of the Mergers and June 30, 2021, for certain reasons other than a material breach of the CCIT II Advisory Agreement by CCIT II Advisor, or (ii) consummation of the Mergers, CCIT II will pay CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1,750,000. The Termination Agreement also provides that CCIT II Advisor will not terminate the CCIT II Advisory Agreement with effect prior to the earlier of the consummation of the Mergers and June 30, 2021, other than in the event of material breach of the CCIT II Advisory Agreement by CCIT II. In the event that the Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

DESCRIPTION OF GCEAR CAPITAL STOCK

The following summary of the capital stock of GCEAR does not purport to be complete and is qualified in its entirety by reference to, the applicable provisions of the GCEAR Charter and the GCEAR Bylaws and the applicable provisions of the MGCL. Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” in this section refer solely to GCEAR and its consolidated subsidiaries.

Description of Shares

The GCEAR Charter authorizes us to issue up to 1,000,000,000 shares of stock, of which 800,000,000 shares are designated as GCEAR Common Stock at $0.001 par value per share and 200,000,000 shares are designated as preferred stock at $0.001 par value per share. Our 800,000,000 shares of GCEAR Common Stock are authorized as follows: 60,000,000 shares are classified as Class T shares, 60,000,000 shares are classified as Class S shares, 60,000,000 shares are classified as Class D shares, 60,000,000 shares are classified as Class I shares, 40,000,000 shares are classified as Class A shares, 75,000,000 shares are classified as Class AA shares, 5,000,000 are classified as Class AAA shares and 440,000,000 are classified as shares of GCEAR Class E Common Stock. Of the 200,000,000 shares of preferred stock that are authorized, 10,000,000 shares have been designated as Series A Preferred Shares. The GCEAR Board, with the approval of a majority of the directors and without any action by our stockholders, may amend the GCEAR Charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.

The GCEAR Charter also contains a provision permitting the GCEAR Board, with the approval of a majority of the directors and without any action by our stockholders, to classify or reclassify any unissued GCEAR Common Stock or preferred stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

The GCEAR Charter and the GCEAR Bylaws contain certain provisions that could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with the GCEAR Board. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for GCEAR Common Stock or otherwise be in the best interest of our stockholders. See “—Restrictions on Ownership and Transfer,” “—Business Combinations,” “—Control Share Acquisitions” and “—Subtitle 8” for a discussion of these provisions.

GCEAR Common Stock

General

Subject to any preferential rights of any other class or series of stock and to the provisions of the GCEAR Charter regarding the restriction on the transfer of GCEAR Common Stock, the holders of GCEAR Common Stock are entitled to such distributions as may be authorized from time to time by the GCEAR Board out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders.

Upon issuance for full payment, all GCEAR Common Stock issued will be fully paid and non-assessable. Holders of GCEAR Common Stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights. Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares, Class AAA shares and shares of GCEAR Class E Common Stock will vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of GCEAR Common Stock, only the holders of such affected class are entitled to vote.

The GCEAR Charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of GCEAR Common Stock can elect the entire GCEAR Board.

We have adopted the GCEAR SRP, whereby on a quarterly basis, our stockholders may request that we redeem all or any portion of their shares of GCEAR Common Stock, and the GCEAR DRP, which allows our stockholders to have distributions otherwise distributable to them invested in additional shares of GCEAR Common Stock. Additional terms of the GCEAR SRP are more particularly described below and in our Form 10-K for the year ended December 31, 2019. On February 26, 2020, the GCEAR Board approved the temporary suspension of the GCEAR SRP, effective March 28, 2020, and the GCEAR DRP, effective March 8, 2020. On July 16, 2020, the GCEAR Board determined it would be in the best interests of GCEAR to (i) reinstate the GCEAR DRP, effective July 27, 2020; (ii) amend the GCEAR DRP to allow for the use of the most recently published NAV per share of the applicable share class available at the time of reinvestment as the GCEAR DRP purchase price for each share class; and (iii) partially reinstate the GCEAR SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the GCEAR SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the GCEAR DRP during such quarter. As of September 30, 2020, 151,178 shares of GCEAR Common Stock were subject to GCEAR’s quarterly cap on aggregate redemptions.

There is currently no established public trading market for GCEAR Common Stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all.

Rights Upon Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds thereof, will be distributed among the holders of Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Each holder of shares of a particular class of GCEAR Common Stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of shares of such class then outstanding. If there are remaining assets available for distribution to holders of GCEAR Common Stock after each class has received its NAV (which is not likely because NAV would be adjusted upward prior to the liquidating distribution), then any such excess will be distributed to holders of our Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective NAV for each class.

Preferred Stock

The GCEAR Charter authorizes the GCEAR Board to designate and issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. Because the GCEAR Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of GCEAR Common Stock. However, the GCEAR Board passed a resolution, pursuant to a requirement of the State of Washington, that we will not issue preferred stock with voting rights that will limit or subordinate the voting rights of holders of GCEAR Common Stock afforded by Section VI.B of the NASAA REIT Guidelines; provided, however, that we may permit preferred stockholders to elect and remove class-specific directors as long as a majority of directors are elected by the common stockholders. Payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.

We filed with the SDAT Articles Supplementary to the GCEAR Charter (“Articles Supplementary”) designating 10,000,000 authorized but unissued shares of preferred stock as the “Series A Cumulative Perpetual Convertible Preferred Stock.” The Articles Supplementary became effective as of the acceptance for record by the SDAT. Pursuant to the EA Merger Agreement, each share of EA-1 Series A Cumulative Perpetual Convertible Preferred Stock that was issued and outstanding immediately prior to the completion of the EA Company Merger was converted into the right to receive one GCEAR Series A Preferred Share. The exchange ratio was fixed at 1 to 1.

Rank

With respect to distribution rights and rights upon liquidation, dissolution or winding up of us, the GCEAR Series A Preferred Shares rank senior to shares of GCEAR Common Stock.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holders of the GCEAR Series A Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, liquidating distributions, in cash or property at its fair market value as determined by the GCEAR Board, in the amount, for each outstanding share of GCEAR Series A Preferred Shares equal to $25.00 per GCEAR Series A Preferred Share (the “Liquidation Preference”), plus an amount equal to any accumulated and unpaid distributions to the date of payment, before any distribution or payment is made to holders of shares of GCEAR Common Stock or any other class or series of equity securities ranking junior to the GCEAR Series A Preferred Shares but subject to the preferential rights of holders of any class or series of equity securities ranking senior to the GCEAR Series A Preferred Shares. After payment of the full amount of the Liquidation Preference to which they are entitled, plus an amount equal to any accumulated and unpaid distributions to the date of payment, the holders of GCEAR Series A Preferred Shares will have no right or claim to any of our remaining assets.

In the event that, upon any liquidation of us, our available assets are insufficient to pay the Liquidation Preference on all outstanding GCEAR Series A Preferred Shares, plus an amount equal to any accumulated and unpaid distributions to the date of such payment and any corresponding amounts payable as liquidating distributions on all other classes or series of equity securities ranking on a parity with the GCEAR Series A Preferred Shares in the distribution of assets upon a liquidation, then the holders of GCEAR Series A Preferred Shares and all other such equity securities ranking on a parity with the GCEAR Series A Preferred Shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions per share to which they would otherwise be respectively entitled.

As of September 30, 2020, we had issued 5,000,000 Series A Preferred Shares, which would represent approximately 5.1% of GCEAR Common Stock on an as converted, fully diluted basis.

Conversion Rights

Subject to our redemption rights and certain conditions set forth in the Articles Supplementary, a holder of the GCEAR Series A Preferred Shares, at his or her option, will have the right to convert such holder’s GCEAR Series A Preferred Shares into shares of GCEAR Class E Common Stock any time after the earlier of (i) August 13, 2023, or if the Second Issuance occurs, five years from the Second Issuance Date or (ii) a Change of Control (as defined in the Articles Supplementary) at a per share conversion rate equal to the Liquidation Preference divided by the then Common Stock Fair Market Value (as defined in the Articles Supplementary).

Voting Rights

Except as set forth in the Articles Supplementary, the holders of the GCEAR Series A Preferred Shares are not entitled to vote at any meeting of our stockholders for election of directors or for any other purpose or otherwise to participate in any action taken by us or our stockholders.

The foregoing description of the GCEAR Series A Preferred Shares and the Articles Supplementary does not purport to be complete and is qualified in its entirety by the Articles Supplementary.

Registration Rights Agreement

In connection with the EA Mergers, we assumed, as the successor of EA-1 and the EA-1 Operating Partnership, a registration rights agreement (the “Registration Rights Agreement”) dated December 14, 2018, among EA-1, the EA-1 Operating Partnership and GC LLC. Pursuant to the Registration Rights Agreement, GC LLC (or any successor holder) has the right after November 30, 2020 (the “Lock-Up Expiration”) to request us to register for resale, under the Securities Act, shares of GCEAR Common Stock issued or issuable to such holder. The Registration Rights Agreement also grants GC LLC (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.

Meetings and Special Voting Requirements

Subject to restrictions on transfers of our stock set forth in the GCEAR Charter, and subject to the express terms of any series of preferred stock, each holder of GCEAR Common Stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of the GCEAR Board, which means that the holders of a majority of shares of outstanding GCEAR Common Stock can elect all of the directors then standing for election and the holders of the remaining shares of GCEAR Common Stock will not be able to elect any directors. In accordance with the GCEAR Charter, with respect to shares of GCEAR Common Stock owned by any of our directors, or any affiliates, or such director or affiliate may not vote or consent on matters submitted to our stockholders regarding (i) the removal of such director or affiliate, or (ii) any transaction between us and such director or affiliate.

Under Maryland law, a Maryland corporation generally cannot dissolve or liquidate, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The GCEAR Charter provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast.

However, under the MGCL and the GCEAR Charter, the following events do not require stockholder approval:

•	stock exchanges in which we are the successor;

•

mergers with or into a 90% or more owned subsidiary, provided that the charter of the successor is not amended and that the contract rights of any stock issued in the merger are identical to those of the stock that was exchanged;

•	mergers in which we do not:

•	reclassify or change the terms of any shares that are outstanding immediately before the effective time of the merger;

•	amend the GCEAR Charter; and

•	issue more than 20% of the number of shares of any class or series of shares outstanding immediately before the merger; and

•	transfers of less than substantially all of our assets.

Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders; provided, however, the merger or sale of all or substantially all of the operating assets held by the GCEAR Operating Partnership will require the approval of our stockholders.

Restrictions on Ownership and Transfer

In order for us to continue to qualify as a REIT under the Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

•

five or fewer individuals (as defined in the Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure our stockholders that this prohibition will be effective. Because we believe it is essential for us to continue to qualify as a REIT, the GCEAR Charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number, whichever is more restrictive, as determined in good faith by the GCEAR Board) of the GCEAR Common Stock or more than 9.8% of the value (as determined in good faith by the GCEAR Board) of the aggregate of our outstanding shares. The 9.8% ownership limit must be measured in terms of the more restrictive of value or number of shares.

The GCEAR Board, in its sole discretion, may waive this ownership limit if evidence satisfactory to the GCEAR Board is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT.

Additionally, the GCEAR Charter further prohibits the transfer or issuance of our stock if such transfer or issuance:

•	with respect to transfers only, results in GCEAR Common Stock being owned by fewer than 100 persons;

•	results in our being “closely held” within the meaning of Section 856(h) of the Code; or

•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (1) violation of the ownership limit discussed above, (2) in our being “closely held” under Section 856(h) of the Code, or (3) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. Such shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the shares, will be entitled to receive all distributions authorized by the GCEAR Board on such securities for the benefit of the charitable beneficiary. The GCEAR Charter further entitles the trustee of the beneficial trust to vote all shares held in trust.

The trustee of the beneficial trust may select a transferee to whom the shares may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the intended transferee (the transferee of the shares held in trust whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds or the price per share the intended transferee paid for the shares (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.

In addition, we have the right to purchase any shares held in trust at the lesser of (1) the price per share paid in the transfer that created the shares held in trust, or (2) the current market price, until the shares held in trust are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any distribution we pay to an intended transferee on shares held in trust prior to our discovery that such shares have been transferred in violation of the provisions of the GCEAR Charter. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions included in the GCEAR Charter to be void or invalid, then we may, at our option, deem the intended transferee of any shares held in trust to have acted as an agent on our behalf in acquiring such shares and to hold such shares on our behalf.

Any person who (1) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (2) proposes or attempts any of the transactions in clause (1), is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until the GCEAR Board determines it is no longer in our best interest to continue to qualify as a REIT.

The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by the GCEAR Board based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.

Distribution Policy

We intend to continue to accrue distributions daily and make distributions on a monthly basis. We reserve the right to adjust the periods during which distributions accrue and are paid. Distributions may be funded with operating cash flow from our properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. Because substantially all of our operations will be performed indirectly through the GCEAR Operating Partnership, our ability to pay distributions depends in large part on the GCEAR Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. We are not prohibited from undertaking such activities by the GCEAR Charter, the GCEAR Bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. To the extent that GCEAR does not have taxable income, distributions paid will be considered a return of capital to stockholders.

Subject to the preferential rights, if any, of holders of any other class or series of our stock, distributions will be authorized at the discretion of the GCEAR Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The GCEAR Board may increase, decrease or eliminate the distribution rate that is being paid at any time.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate.

Stockholder Liability

The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or the GCEAR Board; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the GCEAR Board approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the GCEAR Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the GCEAR Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, the GCEAR Charter contains a provision opting out of the business combination statute.

Control Share Acquisitions

With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares:”

•	owned by the acquiring person;

•	owned by our officers; and

•	owned by our employees who are also directors.

“Control shares” means voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel the GCEAR Board to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by the GCEAR Charter or the GCEAR Bylaws.

As permitted by the MGCL, the GCEAR Charter contains a provision exempting from the control share acquisition statute any and all acquisitions by any person of GCEAR Common Stock.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the GCEAR Board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

The GCEAR Bylaws currently provide that vacancies on the GCEAR Board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. In addition, the GCEAR Charter and the GCEAR Bylaws also vest in the GCEAR Board the exclusive power to fix the number of directorships.

So long as we are subject to the NASAA REIT Guidelines, we may not take advantage of the following permissive provisions of Subtitle 8: (1) we may not elect to be subject to a two-thirds voting requirement for removing a director; (2) we may not elect to be subject to a majority voting requirement for the calling of a special meeting of stockholders; and (3) we may not elect to adopt a classified board.

Advance Notice of Director Nominations and New Business

The GCEAR Bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the GCEAR Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the GCEAR Board, or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the GCEAR Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the GCEAR Board at a special meeting may be made only (A) pursuant to our notice of the meeting, (B) by the GCEAR Board, or (C) provided that the GCEAR Board has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the GCEAR Bylaws.

Restrictions on Roll-up Transactions

A Roll-Up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (Roll-Up Entity) that is created or would survive after the successful completion of a Roll-Up Transaction. This term does not include:

•	a transaction involving our securities that have been listed on a national securities exchange for at least 12 months; or

•

a transaction involving our conversion to trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of our existence, compensation to us or our investment objectives.

In connection with any Roll-Up Transaction involving the issuance of securities of a Roll-Up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for the benefit of us and our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the Roll-Up Entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed Roll-Up Transaction, the sponsor of the Roll-Up Transaction must offer to stockholders who vote “no” on the proposal the choice of:

•	accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction; or one of the following:

•	remaining as holders of GCEAR Common Stock and preserving their interests therein on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any Roll-Up Transaction that would result in the stockholders having voting rights in a Roll-Up Entity that are less than those provided in the GCEAR Charter and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the GCEAR Charter, and our dissolution:

•

that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor;

•

in which our investor’s rights to access of records of the Roll-Up Entity will be less than those provided in the section of this prospectus entitled “—Meetings and Special Voting Requirements” above; or

•	in which any of the costs of the Roll-Up Transaction would be borne by us if the Roll-Up Transaction is not approved by the stockholders.

We may amend and restate the GCEAR Charter in the future to amend certain of these provisions.

Share Redemption Program

We have adopted the GCEAR SRP, whereby on a quarterly basis, holders of GCEAR Common Stock may request that we redeem all or any portion of their shares of GCEAR Common Stock. We have established limitations on the amount of funds we may use for redemptions during any calendar quarter. Further, the GCEAR Board has the right to modify or suspend the GCEAR SRP upon 30 days’ notice at any time if it deems such action to be in our best interest and the best interest of our stockholders. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. On February 26, 2020, the GCEAR Board approved the temporary suspension of the GCEAR SRP, effective March 28, 2020. On July 16, 2020, the GCEAR Board approved the partial reinstatement of the GCEAR SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the GCEAR SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the GCEAR DRP during such quarter.

We will only redeem shares as of the closing of the last business day of that quarter (a “Redemption Date”). Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the NAV per share for the applicable class generally on the 13th of the month immediately prior to the end of the applicable quarter (unless the 13th is not at least ten business days prior to the second to last business day of the applicable quarter, in which case the redemption price will be equal to the NAV per share on a date that is at least ten business days prior to the second to last business day of such quarter).

Under the GCEAR SRP, shares are not eligible for redemption for the first year after purchase except upon death, qualifying disability, or determination of incompetence or incapacitation of a stockholder; provided, however, shares issued pursuant to the GCEAR DRP are not subject to the one-year holding period. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the GCEAR SRP. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the GCEAR SRP. In addition, the GCEAR SRP generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of GCEAR Common Stock will be allocated capacity within such aggregate limit to allow us to redeem shares equal to a value of up to 5% of the aggregate NAV of each class of GCEAR Common Stock as of the last calendar day of the previous quarter.

In the event that we determine to redeem some but not all of the shares submitted for redemption during any quarter, whether due to the quarterly cap or otherwise, shares submitted for redemption during such quarter will be redeemed on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death, qualifying disability, or determination of incompetence or incapacitation of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of GCEAR Common Stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests.

The shares we redeem under the GCEAR SRP will be canceled and return to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.

COMPARISON OF RIGHTS OF CCIT II STOCKHOLDERS AND GCEAR STOCKHOLDERS

If the REIT Merger is consummated, CCIT II stockholders will become GCEAR stockholders. The rights of CCIT II stockholders are currently governed by and subject to the provisions of the MGCL, the CCIT II Charter and the CCIT II Bylaws. Upon consummation of the REIT Merger, the rights of the former CCIT II stockholders who receive GCEAR Class E Common Stock in connection with the REIT Merger will continue to be governed by the MGCL and will be governed by the GCEAR Charter and the GCEAR Bylaws, rather than the CCIT II Charter and the CCIT II Bylaws.

The following is a summary comparison of material differences between the rights of stockholders of CCIT II under the MGCL and the CCIT II Charter and the CCIT II Bylaws, on the one hand, and the rights of stockholders of GCEAR under the MGCL and the GCEAR Charter and the GCEAR Bylaws (which will be the rights of stockholders of the Combined Company following the REIT Merger), on the other hand. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL; (ii) the GCEAR Charter; (iii) the CCIT II Charter; (iv) the GCEAR Bylaws; and (v) the CCIT II Bylaws.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the MGCL, as well as the governing corporate instruments of each of GCEAR and CCIT II referred to herein, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions under “Where You Can Find More Information.”

Rights of CCIT II Stockholders	Rights of GCEAR Stockholders

Corporate Structure

CCIT II is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of CCIT II stockholders are governed by the MGCL, the CCIT II Charter and the CCIT II Bylaws.

GCEAR is a Maryland corporation that has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of GCEAR stockholders are governed by the MGCL, the GCEAR Charter and the GCEAR Bylaws.

Authorized Capital Stock

CCIT II is authorized to issue an aggregate of 500,000,000 shares of capital stock, consisting of 490,000,000 shares of common stock, $0.01 par value per share, of which 245,000,000 are classified as Class A common stock and 245,000,000 are classified as Class T common stock, and 10,000,000 shares of preferred stock, $0.01 par value per share.

GCEAR is authorized to issue an aggregate of 1,000,000,000 shares of capital stock, consisting of 800,000,000 shares designated as GCEAR Common Stock and 200,000,000 shares are designated as preferred stock at $0.001 par value per share, subject to specific designations.

The 800,000,000 shares of GCEAR Common Stock are authorized as follows: 60,000,000 shares are classified as Class T shares, 60,000,000 shares are classified as Class S shares, 60,000,000 shares are classified as Class D shares, 60,000,000 shares are classified as Class I shares, 40,000,000 shares are classified as Class A shares, 75,000,000 shares are classified as Class AA shares, 5,000,000 are classified as Class AAA shares and 440,000,000 are classified as Class E shares. Of the 200,000,000 shares of preferred stock that are authorized, 10,000,000 shares have been designated as Series A Preferred Shares.

Special Meeting of Stockholders

The CCIT II Charter and the CCIT II Bylaws provide that special meetings of the stockholders (i) may be called at any time by the president, the chief executive officer, the chairman of the CCIT II Board, a majority of the CCIT II Board or a majority of the independent directors and (ii) shall be called by the secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than 10% of the votes entitled to be cast on such matter at such meeting.

Currently, the provisions of the GCEAR Charter and GCEAR Bylaws with regard to the calling of special meetings of stockholders are substantially similar to those of CCIT II.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Stockholders and Stockholder Voting—Stockholder Meeting” for a discussion of the effects of the Second Articles (as defined below) on these provisions.

Notice of Stockholder Meetings

Except as otherwise provided in the CCIT II Bylaws regarding special meetings of stockholders, not less than 10 nor more than 90 days before each meeting of CCIT II stockholders, the secretary shall give to each CCIT II stockholder entitled to vote at such meeting and to each CCIT II stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting, and in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder’s residence or usual place of business or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of CCIT II, with postage thereon prepaid. If transmitted electronically, such notice shall be deemed to be given when transmitted to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions. CCIT II may give a single notice to all stockholders who share an address, which single notice shall be effective as to any stockholder at such address, unless such stockholder objects to receiving such single notice or revokes a prior consent to receiving such single notice.

Except as otherwise provided in the GCEAR Bylaws regarding special meetings of stockholders, not less than 10 nor more than 90 days before each meeting of GCEAR stockholders, the secretary shall give to each GCEAR stockholder entitled to vote at such meeting and to each GCEAR stockholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting, and in the case of a special meeting or as otherwise may be required by the MGCL, the purpose for which the meeting is called. The notice shall be deemed delivered by presenting it to such GCEAR stockholder personally, by leaving it at the GCEAR stockholder’s residence or usual place of business, mailing it to the stockholder, transmitting it by electronic mail, or by any other means permitted by the MGCL.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Stockholders and Stockholder Voting—Stockholder Meeting” for a discussion of the effects of the Second Articles on these provisions.

Extraordinary Actions

The CCIT II Charter provides that, notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of the stockholders entitled to cast a greater number of votes,	The provisions of the GCEAR Charter with regard to the extraordinary actions are substantially similar to those of the CCIT II Charter.

any such action shall be effective and valid if declared advisable by the CCIT II Board and taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Number of Directors

The CCIT II Charter provides that the number of directors shall be three, which number may be increased or decreased from time to time pursuant to the CCIT II Bylaws; provided, however, that the number of directors shall be no fewer than three and no more than 15. The current size of the CCIT II Board is seven. A majority of the CCIT II Board must be comprised of persons not having certain direct or indirect relationships with CCIT II, the Sponsor, CCIT II Advisor, CCIT II’s directors and any affiliates, except for a period of up to 60 days after the death, removal or resignation of such an independent director pending the election of such independent director’s successor.

The provisions of the GCEAR Charter and GCEAR Bylaws with regard to the number of directors are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Directors—Number and Independence of Directors” for a discussion of the effects of the Second Articles on these provisions.

Removal of Directors

The CCIT II Charter provides that any director, or the entire CCIT II Board, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors.

The provisions of the GCEAR Charter with regard to the removal of directors are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Other Provisions to Facilitate Listing or Consistent with a Listed Company Charter—Cause Requirement for Director Removal”.

Vacancies on the Board of Directors

Any vacancy on the CCIT II Board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Notwithstanding the foregoing, a majority of CCIT II’s independent directors shall nominate replacements for vacancies among the independent directors’ positions. Any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualifies.

Any vacancy on the GCEAR Board may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Notwithstanding the foregoing, a majority of GCEAR’s independent directors shall nominate replacements for vacancies among the independent directors’ positions. Any director elected to fill a vacancy shall serve until the next annual meeting of stockholders and until a successor is duly elected and qualifies.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Directors—Number and Independence of Directors” and “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Other Provisions to Facilitate Listing or Consistent with a Listed Company Charter—Filling of Director Vacancies” for a discussion of the effects of the Second Articles on these provisions.

Classified Board

The CCIT II Board is not classified.	The GCEAR Board is not classified.

Limitation of Liability and Indemnification of Directors and Officers

The CCIT II Charter limits the liability of CCIT II’s directors and officers to CCIT II and its stockholders for money damages and requires CCIT II to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of CCIT II and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of CCIT II and at the request of CCIT II, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) CCIT II Advisor or any of its affiliates acting as an agent of CCIT II.

However, CCIT II may indemnify a director, CCIT II Advisor or any affiliate of CCIT II Advisor (collectively, the “CCIT II Indemnified Parties”) for liability or loss suffered by such indemnitee or hold a CCIT II Indemnified Party harmless for any loss or liability by CCIT II only if the following conditions are met: (i) the CCIT II Indemnified Party has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CCIT II, (ii) the CCIT II Indemnified Party was acting on behalf of or performing services for CCIT II, (iii) such liability or loss was not the result of negligence or misconduct by the CCIT II Indemnified Party (or gross negligence or willful misconduct in the case of an independent director) and (iv) such indemnification is recoverable only out of the net assets of CCIT II and not from its stockholders. In addition, CCIT II may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a CCIT II Indemnified Party unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee, or (C) a court of competent jurisdiction

The GCEAR Charter limits the liability of GCEAR’s directors and officers to GCEAR and its stockholders for money damages, subject to certain conditions, and requires GCEAR indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former director or officer of GCEAR, (ii) any individual who, while a director or officer of GCEAR and at the request of GCEAR, serves or has served as a director, officer, partner, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his service in that capacity; or (iii) the Advisor (as defined in the GCEAR Charter) or any of its affiliates acting as an agent of GCEAR.

GCEAR may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an indemnified party unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee, or (C) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of GCEAR were offered or sold as to indemnification for violations of securities laws.

However, GCEAR may indemnify a director, the Advisor or any affiliate of the Advisor for liability or loss suffered by such indemnitee or hold an indemnified party harmless for any loss or liability by GCEAR only if the following conditions are met: the mandatory provisions of any (i) such indemnitee has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of GCEAR; (ii) such indemnitee was acting on behalf of or performing services for GCEAR; (iii) such liability or loss was not the result approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of CCIT II were offered or sold as to indemnification for violations of securities laws.

The CCIT II Charter further provides that a CCIT II Indemnified Party may be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CCIT II, (ii) the CCIT II Indemnified Party provides CCIT II with written affirmation of his, her or its good faith belief that he, she or it has met the standard of conduct necessary for indemnification, (iii) the legal proceeding is initiated by a third party who is not a stockholder of CCIT II or the legal proceeding is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement, and (iv) the CCIT II Indemnified Party agrees in writing to repay the amount paid or reimbursed by CCIT II, together with the applicable legal rate of interest thereon, in cases in which the CCIT II Indemnified Party is found not to be entitled to indemnification.

of: (a) negligence or misconduct by the particular indemnitee (excluding the “Independent Directors,” as defined by the GCEAR Charter); or (b) gross negligence or willful misconduct by the particular indemnitee who is an Independent Director; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the net assets of GCEAR and not from its stockholders.

The GCEAR Charter further provides that an indemnified party shall be paid or reimbursed reasonable legal expenses and other costs incurred in advance of the final disposition of a proceeding as a result of any legal action for which indemnification is being sought only if (in addition to the procedures required by the MGCL) the following conditions are met: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of GCEAR, (ii) the legal proceeding is initiated by a third party who is not a stockholder of GCEAR or, if by a stockholder acting in such capacity, a court of competent jurisdiction specifically approves such advancement, and (iii) the indemnified undertakes to repay the amount paid or reimbursed by GCEAR, together with the applicable legal rate of interest thereon, in cases in which the indemnified party is found not to be entitled to indemnification.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles— Provisions Regarding Indemnification of Officers and Directors” for a discussion of the effects of the Second Articles on these provisions.

Voting Rights

Each holder of CCIT II Common Stock is entitled to one vote per share on all matters upon which common stockholders are entitled to vote, except that the Advisor (as defined in the CCIT II Charter), any CCIT II director or any affiliates thereof may not vote or consent on matters submitted to the stockholders regarding the removal of the Advisor, any CCIT II director or any of CCIT II’s affiliates, or any transaction between CCIT II and the Advisor, any CCIT II director or any of CCIT II’s affiliates, or any transactions between CCIT II and any of them. The CCIT II Charter provides that, subject to the provisions of any class or series of CCIT II Common Stock or CCIT II’s preferred stock then outstanding and applicable laws or regulations, CCIT II’s stockholders are entitled to vote only on the following matters: (i) the election or removal of directors, without the necessity for

Each holder of GCEAR Common Stock is entitled to one vote per share on all matters upon which common stockholders are entitled to vote, except that the Advisor, any GCEAR director or any affiliates thereof may not vote or consent on matters submitted to the stockholders regarding the removal of the Advisor, any GCEAR director or any of its affiliates, or any transaction between GCEAR and the Advisor, such GCEAR director or any of GCEAR’s affiliates.

The GCEAR Charter provides that the concurrence of the GCEAR Board shall not be required in order for the stockholders to remove directors or to amend the GCEAR Charter or dissolve GCEAR (although the MGCL would still require GCEAR Board approval for an amendment of the GCEAR Charter or a dissolution of GCEAR).

concurrence by the CCIT II Board, (ii) the amendment of the CCIT II Charter, without the necessity for concurrence by the CCIT II Board (although the MGCL would still require CCIT II Board approval), (iii) the dissolution of CCIT II, without the necessity for concurrence by the CCIT II Board (although the MGCL would still require CCIT II Board approval), (iv) the merger or consolidation of CCIT II, or the sale or other disposition of all or substantially all of CCIT II’s assets and (v) such other matters with respect to which the CCIT II Board has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to stockholders for approval or ratification.

The CCIT II Charter further provides that, without the approval of a majority of the shares of CCIT II capital stock entitled to vote on the matter, the CCIT II Board may not (i) amend the CCIT II Charter to materially and adversely affect the rights, preferences and privileges of the stockholders, (ii) amend provisions of the CCIT II Charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions, (iii) liquidate or dissolve CCIT II other than before the initial investment in property, (iv) sell all or substantially all of CCIT II’s assets other than in the ordinary course of business or as otherwise permitted by law, (v) cause the merger of CCIT II or any subsidiary of CCIT II with CCIT II Advisor or any affiliate of CCIT II Advisor that would have the effect of CCIT II acquiring the management functions performed by CCIT II Advisor or its affiliate, (vi) cause the purchase by CCIT II of all or substantially all of the assets of CCIT II Advisor or any affiliate of CCIT II Advisor that would have the effect of CCIT II acquiring the management functions performed by CCIT II Advisor or its affiliate, (vii) cause CCIT II to engage in a Liquidity Event, as defined below, in which consideration would be paid to CCIT II Advisor or any affiliate of CCIT II Advisor other than (A) pursuant to the terms of the CCIT II Advisory Agreement with CCIT II Advisor or CCIT II’s agreement with its dealer manager or (B) where CCIT II Advisor or any affiliate of CCIT II Advisor receives consideration in its capacity as a stockholder of CCIT II on the same terms as other stockholders of CCIT II who own the same class of CCIT II capital stock; or (viii) cause any other merger or similar reorganization of CCIT II except as permitted by law.

The term “Liquidity Event” is defined in the CCIT II Charter to mean (i) a listing or the receipt by CCIT II stockholders of securities that are listed on a national securities exchange in exchange for CCIT II Common Stock; (ii) a sale or merger of CCIT II in a transaction in

The GCEAR Charter provides that, without the approval of a majority of the shares entitled to vote on the matter, the GCEAR Board may not (i) amend the GCEAR Charter to adversely affect the rights, preferences and privileges of the holders of GCEAR Common Stock; (ii) amend provisions of the GCEAR Charter relating to director qualifications, fiduciary duties, liability and indemnification, conflicts of interest, investment policies or investment restrictions; (iii) liquidate or dissolve GCEAR other than before the initial investment in a property; (iv) sell all or substantially all of GCEAR’s assets other than in the ordinary course of GCEAR’s business; or (v) cause the merger or other reorganization of GCEAR.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Stockholders and Stockholder Voting—Amendment of Charter and Stockholder Approvals” for a discussion of the effects of the Second Articles on these provisions.

which the stockholders receive or have the option to receive cash, securities redeemable for cash, and/or securities that are listed on a national securities exchange; and (iii) the sale of all or substantially all of CCIT II’s assets for cash or other consideration.

Tender Offers

The CCIT II Charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with all of the provisions of Regulation 14D of the Exchange Act that would be applicable to a tender offer for more than 5% of the outstanding shares, including the notice and disclosure requirements. No stockholder may transfer shares to a non-complying offeror unless such stockholder has first offered the shares to CCIT II at the tender offer price in the non-compliant tender offer. In addition, the non-complying offeror will be responsible for all of CCIT II’s expenses in connection with that offeror’s noncompliance.

These provisions have no effect with respect to any shares of CCIT II stock that are listed on a national securities exchange or traded on an over-the-counter market.

The GCEAR Charter does not have any provision related to tender offers.

Roll-Up Transactions

The CCIT II Charter provides that in connection with a proposed Roll-Up Transaction, the person sponsoring the Roll-Up Transaction shall offer to holders of CCIT II Common Stock who vote against the proposed Roll-Up Transaction the choice of either (i) accepting the securities of a Roll-Up Entity offered in the proposed Roll-Up Transaction or (ii) one of the following: (A) remaining as stockholders of CCIT II and preserving their interest therein on the same terms and conditions as existed previously or (B) receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of the net assets of CCIT II.

The CCIT II Charter prohibits CCIT II from participating in any Roll-Up Transaction: (i) that would result in the holders of CCIT II Common Stock having voting rights in a Roll-Up Entity that are less than the rights provided for in the CCIT II Charter, (ii) that includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on

The provisions of the GCEAR Charter with regard to roll-up transactions are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles— Provisions Regarding Roll-Up Transactions” for a discussion of the effects of the Second Articles on these provisions.

the basis of the number of shares held by that investor, (iii) in which investor’s rights to access of records of the Roll-Up Entity will be less than those described in the CCIT II Charter or (iv) in which any of the costs of the Roll-Up Transaction will be borne by CCIT II if the Roll-Up Transaction is rejected by the holders of CCIT II Common Stock.

Dividends and Distributions

Distributions in kind by CCIT II are prohibited except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of CCIT II and the liquidation of its assets in accordance with the terms of the CCIT II Charter or (iii) distributions in which (a) the CCIT II Board advises each stockholder of the risks associated with direct ownership of the property, (b) the CCIT II Board offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer.

Dividends and other distributions upon the stock of GCEAR may be authorized by the GCEAR Board, subject to the provisions of the MGCL and the GCEAR Charter. Dividends and other distributions may be paid in cash, property or stock of GCEAR, subject to the provisions of the MGCL and the GCEAR Charter.

However, distributions in kind by GCEAR are prohibited except for (i) distributions of readily marketable securities, (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of GCEAR and the liquidation of its assets in accordance with the terms of GCEAR Charter or (iii) distributions in which (a) the GCEAR Board advises each stockholder of the risks associated with direct ownership of the property, (b) the GCEAR Board offers each stockholder the election of receiving such in-kind distributions, and (c) in-kind distributions are made only to those stockholders that accept such offer.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provision Regarding Distributions” for a discussion of the effects of the Second Articles on these provisions.

Election of Directors; Quorum

The CCIT II Bylaws provide that the holders of a majority of the shares of stock of CCIT II entitled to vote who are present in person or represented by proxy at an annual meeting of stockholders at which a quorum is present may, without the necessity for concurrence by the CCIT II Board, vote to elect a director. The presence in person or by proxy of stockholders entitled to cast at least 50% of all the votes entitled to be cast at a meeting of stockholders constitutes a quorum.

The provisions of the GCEAR Bylaws with regard to the election of directors and quorum are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Stockholders and Stockholder Voting—Stockholder Meeting” for a discussion of the effects of the Second Articles on these provisions.

Transactions with Affiliates

The CCIT II Charter contains certain requirements and limitations with respect to transactions between CCIT II, on the one hand, and the Sponsor, CCIT II Advisor,	The GCEAR Charter contains certain requirements and limitations with respect to transactions between GCEAR, on the one hand, and the Sponsor (as

CCIT II’s directors and any affiliates thereof, on the other hand, including (i) sales and leases of assets to CCIT II, (ii) sales and leases of assets to the Sponsor, CCIT II Advisor, the CCIT II directors or any affiliates thereof, (iii) certain loans to the Sponsor, CCIT II Advisor, the CCIT II directors or any affiliates thereof and (iv) any other transaction with the Sponsor, CCIT II Advisor, the CCIT II directors of any affiliates thereof, unless a majority of the CCIT II Board (including a majority of the independent directors) not otherwise interested in such transaction approve such transaction as being fair and reasonable to CCIT II and on terms and conditions no less favorable to CCIT II than those available from unaffiliated third parties.

defined in the GCEAR Charter), the Advisor, the GCEAR directors and any affiliates thereof, on the other hand, including (i) sales and leases of assets to GCEAR, (ii) sales and leases of assets to the Sponsor, the Advisor, the GCEAR directors or any affiliates thereof, (iii) provision of goods or services to GCEAR by the Advisor, and (iv) certain loans to the Sponsor, the Advisor, the GCEAR directors or any affiliates thereof, unless a majority of the GCEAR Board (including a majority of the “Independent Directors”) not otherwise interested in such transaction approve such transaction in accordance with the terms of the GCEAR Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Advisor and its Affiliates” for a discussion of the effects of the Second Articles on these provisions.

Access to Books and Records

Under Maryland law, any stockholder has the right to inspect the following corporate records: (i) bylaws; (ii) minutes of the proceedings of stockholders; (iii) an annual statement of affairs; (iv) any voting trust agreements; and (v) a statement showing all stock and securities issued by the corporation over a specified period of time not to exceed 12 months. In addition, one or more persons that together have held at least 5% of the outstanding stock of any class for at least six months, has the right to inspect the corporation’s books of account and its stock ledger, and may request a verified list of stockholders.

The CCIT II Charter provides that, subject to certain limitations and requirements set forth therein, an alphabetical list of the names, addresses and telephone numbers of CCIT II stockholders, along with the number of shares of stock held by each of them, shall be available for inspection by any CCIT II stockholder or such stockholder’s designated agent at the home office of CCIT II upon the request of such stockholder, and that a copy of the stockholder list shall be mailed to any CCIT II stockholder so requesting within ten days of receipt by CCIT II of the request. The CCIT II Charter further provides that a stockholder may request a copy of the stockholder list in connection with matters relating to the stockholder’s voting rights and the exercise of the stockholder’s rights under federal proxy laws.

The provisions of the GCEAR Charter and applicable Maryland law with regard to stockholder access to books and records are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Stockholders and Stockholder Voting— Right of Inspection and Access to Stockholder List” for a discussion of the effects of the Second Articles on these provisions.

Investment Policies and Limitations

In addition to the limitations described in “Transactions with Affiliates” above, the CCIT II Charter establishes investment restrictions and limitations with respect to	The provisions of the GCEAR Charter with regard to investment policies and limitations are substantially similar to those of the CCIT II Charter.

investments in equity securities, unimproved real property and mortgages on unimproved real property, commodities, mortgages and other investments.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Investment Objectives and Limitations—Investment Objectives” for a discussion of the effects of the Second Articles on these provisions.

Suitability of Stockholders

The CCIT II Charter provides that, until such time as CCIT II Common Stock is listed on a national securities exchange and subject to suitability standards established by individual states, to become a CCIT II stockholder, if such prospective stockholder is an individual or a fiduciary, such prospective stockholder must represent to CCIT II, among other requirements as CCIT II may require from time to time, that such prospective stockholder has (i) a minimum annual gross income of $70,000 and a net worth of not less than $70,000 or (ii) a net worth of not less than $250,000, in each case excluding home, furnishings and automobiles from the calculation of net worth.

The provisions of the GCEAR Charter with regard to the suitability of stockholders are substantially similar to those of the CCIT II Charter.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Investor Suitability” for a discussion of the effects of the Second Articles on these provisions.

Minimum Investment and Transfer

The CCIT II Charter provides that, subject to individual state requirements and except with respect to the issuance of CCIT II Common Stock under any distribution reinvestment plan of CCIT II, no initial sale or transfer of CCIT II Common Stock of less than $2,500, or such other amount as determined by the CCIT II Board, will be permitted.

The GCEAR Charter provides that each issuance or transfer of shares of GCEAR Common Stock shall comply with the requirements regarding minimum initial and subsequent cash investment amounts set forth in the related prospectus as of the date of such issuance or transfer or any lower applicable state requirements with respect to minimum initial and subsequent cash investment amounts in effect as of the date of the issuance or transfer.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Provisions Regarding Investor Suitability” for a discussion of the effects of the Second Articles on these provisions.

State Anti-Takeover Statutes

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers of the corporation or by employees who are also directors of the corporation. “Control shares” are shares of stock of the corporation which, if aggregated with other shares controlled by the acquirer, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: one-tenth or more but less than one-third, one-third or more but less than a majority, or

The rights of GCEAR stockholders under the MGCL are the same as the rights of CCIT II stockholders under the MGCL. As permitted under the MGCL, the GCEAR Charter contains a provision exempting GCEAR from the control share acquisition statute any and all acquisitions of GCEAR’s stock.

Pursuant to the MGCL, GCEAR has elected in its charter to opt out of the business combinations provisions of the MGCL.

Through provisions in the GCEAR Charter and GCEAR Bylaws, GCEAR vests in the GCEAR Board the power to fix the a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Generally, a “control share acquisition” means the acquisition of outstanding control shares. A control share acquisition does not include shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter of bylaws of the corporation. As permitted under the MGCL, the CCIT II Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of CCIT II’s stock.

Under the MGCL, certain “business combinations” (which include a merger, consolidation, share exchange and certain transfers, issuances or reclassifications of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, 10% or more of the voting power at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder.

Thereafter, any such business combination between the Maryland corporation and the interested stockholder must be recommended by the corporation’s board and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates. The super-majority vote requirements do not apply, however, to business combinations that are approved or exempted by the CCIT II Board prior to the time that the interested stockholder becomes an interested stockholder or the business combination satisfies certain minimum price, form of consideration and procedural requirements. Pursuant to the MGCL, CCIT II has exempted any business combinations between CCIT II and its advisor or any of its affiliates from the business combinations provisions of the MGCL.

Under Subtitle 8 of Title 3 of the MGCL relating to unsolicited takeovers, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by number of directorships, provided that the number is not less than three, and provides that any and all vacancies on the GCEAR Board may be filled by a majority of the remaining directors, even if the remaining directors do not constitute a quorum.

See “—Potential Springing Charter—Detailed Discussion Regarding Changes in Second Articles—Other Provisions to Facilitate Listing or Consistent with a Listed Company Charter— Business Combination Act and Control Share Acquisition Act Opt-Outs” for a discussion of the effects of the Second Articles on these provisions.

resolutions of the CCIT II Board and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board, (ii) a two-thirds vote requirement for removing a director, (iii) a requirement that the number of directors be fixed only by vote of the directors, (iv) a requirement that any and all vacancies on the CCIT II Board may be filled by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred, and (v) a majority requirement for the calling of a special meeting of stockholders. Through provisions in the CCIT II Charter and CCIT II Bylaws unrelated to Subtitle 8, CCIT II vests in the CCIT II Board the power to fix the number of directorships, provided that the number is not less than three. Pursuant to Subtitle 8, except as may be provided by the CCIT II Board in setting the terms of any class or series of preferred stock, CCIT II has elected to provide that vacancies on the CCIT II Board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Exclusive Forum

The CCIT II Bylaws provide that unless CCIT II consents in writing to the selection of a different forum, the Circuit Court for Baltimore City, Maryland (or, if the Circuit Court for Baltimore City lacks jurisdiction, the United States District Court for the District of Maryland, Baltimore Division) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CCIT II, (ii) any action asserting a claim of breach by any director, officer or other employee of CCIT II of a duty owed to CCIT II or CCIT II’s stockholders or of any standard of conduct set forth in the MGCL, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, the CCIT II Charter or the CCIT II Bylaws, or (iv) any action asserting a claim against CCIT II or any director, officer or other employee of CCIT II that is governed by the internal affairs doctrine. CCIT II and its stockholders consent to the assignment of any proceeding described in the foregoing sentence to the Business and Technology Case Management Program pursuant to Maryland Rule 16-205 or any successor thereof.	The provisions of the GCEAR Charter with regard to exclusive forum are substantially similar to those of the CCIT II Charter.

Potential Springing Charter

Introduction

On April 15, 2019, the GCEAR stockholders approved an amendment and restatement of the GCEAR Charter. Following such approval, GCEAR was authorized, for a period of up to five years from the date of approval, to file the Second Articles in the form approved. The Second Articles will only become effective after being filed with, and accepted by, the SDAT. The purpose of the Second Articles is to remove certain limitations required by the NASAA REIT Guidelines and to otherwise amend the GCEAR Charter to be consistent with Maryland law and the charters of other listed companies. The Second Articles have not yet been filed, but they could be filed at any time during the authorized period, without further need for stockholder consent. If the GCEAR Board determines to list its shares on a national securities exchange, GCEAR intends to file the Second Articles before such listing. GCEAR may also file the Second Articles in connection with another Strategic Transaction. However, there is no guarantee that the Second Articles will ever be filed.

Detailed Discussion Regarding Changes in Second Articles

Provisions Regarding Investor Suitability

The GECEAR Charter currently imposes certain suitability and minimum investment requirements on investors in GCEAR Common Stock in accordance with the NASAA REIT Guidelines. If filed, the Second Articles would remove requirements in Section 5.8 of Article V of the GCEAR Charter that stockholders meet certain suitability criteria regarding suitability and minimum investment of stockholders. The removal of these requirements generally provides stockholders with greater ability to sell shares, since prospective buyers are no longer subject to the financial suitability standards imposed by the NASAA REIT Guidelines. In addition, the removal of these provisions will eliminate the minimum stockholding requirements, thus permitting transfers of shares in any amount. Furthermore, the removal of these provisions will eliminate the requirement that anyone selling shares make a determination that the purchase of our shares is a suitable and appropriate investment for the prospective stockholder. Rather, prospective stockholders or their financial advisers, or both, would determine for themselves whether an investment in GCEAR is a suitable and appropriate investment.

Provision Regarding Distribution Reinvestment Plans

Consistent with the NASAA REIT Guidelines, the GCEAR Charter contains provisions related to the GCEAR DRP that establish disclosure of material information, including tax consequences of reinvesting distributions, and withdrawal rights of participating stockholders. The Second Articles would delete Section 5.9 of Article V of the charter that relates to the GCEAR DRP.

Provision Regarding Distributions

Consistent with the NASAA REIT Guidelines, the GCEAR Charter contains a provision related to the types of distributions that GCEAR can make, including, with limited exceptions, prohibiting in kind distributions. The Second Articles would provide that the GCEAR Board may from time to time authorize GCEAR to declare and pay dividends and other distributions in cash or other assets.

Provisions Regarding Directors

In accordance with the NASAA REIT Guidelines, the GCEAR Charter contains several provisions relating to the directors of the GCEAR Board and specifically GCEAR’s independent directors. The Second Articles would remove these NASAA-mandated provisions, which relate to the number and independence of directors; the term and experience of directors; the committees of the GCEAR Board; the fiduciary obligations of the GCEAR Board; and approval of certain matters by the independent directors. Additional information is provided below.

Number and Independence of Directors. The Second Articles would delete the requirement that the GCEAR Board be comprised of at least three directors. This is a NASAA REIT Guidelines provision and under the MGCL, the GCEAR Board may be comprised of as few as one director. The Second Articles would continue to require that a majority of the GCEAR Board be composed of Independent Directors; however, independence would no longer determined based on the definition of independence in the NASAA REIT Guidelines and instead would be determined under the rules of the New York Stock Exchange. The Second Articles would also eliminate the requirement that Independent Directors nominate replacements for vacancies among the independent director positions.

Term and Experience of Directors. The Second Articles would delete the NASAA REIT Guidelines requirement in Section 7.2 of Article VII of the GCEAR Charter that each director hold office for one year, until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies, as this provision is redundant of the default provisions of the MGCL relating to the term of directors. In addition, the Second Articles would delete the NASAA REIT Guidelines requirements in Section 7.3 of Article VII of the GCEAR Charter that any director have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage GCEAR’s assets and that at least one Independent Director have at least three years of relevant real estate experience. This NASAA-mandated provision is more restrictive than what is required under the MGCL and any national securities exchange.

Committees. The Second Articles would delete the NASAA REIT Guidelines requirement that a majority of the members of all committees (even ad hoc committees) be Independent Directors as such requirement is more stringent than national securities exchange rules and the MGCL with respect to committee composition.

Fiduciary Obligations. The Second Articles would also delete the NASAA REIT Guidelines statement that directors serve in a fiduciary capacity and have fiduciary duties. Under the MGCL, each director has a duty to act in good faith, with a reasonable belief that his or her action is in the company’s best interests and with the care of an ordinarily prudent person in a like position under similar circumstances. This change will eliminate multiple standards governing the duties of directors under Maryland law.

Approval of Independent Directors. The Second Articles would delete the NASAA REIT Guidelines requirement that certain matters be approved by the Independent Directors, which is more restrictive than requirements under Maryland law, in order to provide the customary flexibility of listed REITs.

Provisions Regarding Investment Objectives and Limitations

Investment Objectives. Article IX of the GCEAR Charter contains a number of limitations and restrictions from the NASAA REIT Guidelines on GCEAR’s ability to make certain types of investments (including investments in certain mortgage loans, unimproved property or equity securities). The Second Articles would delete all of Article IX to eliminate restrictions on potential transaction that could become available to GCEAR and that could be in GCEAR’s best interest.

Indebtedness. Article IX of the GCEAR Charter also limits GCEAR’s ability to incur indebtedness, consistent with the NASAA REIT Guidelines. Currently, the GCEAR Charter prohibits GCEAR from incurring debt that would cause GCEAR’s borrowings to exceed 300% of GCEAR’s “net assets” unless a majority of the members of the GCEAR Board approves the borrowing and such borrowing is disclosed in GCEAR’s next quarterly report along with a justification for the excess. Although GCEAR currently has no intention of borrowing in excess of this amount, the Second Articles remove this charter restriction on GCEAR’s borrowings and there is no restriction on GCEAR’s leverage.

Issuance of Certain Securities. Article IX of the GCEAR Charter also limits GCEAR’s ability to issue certain securities, consistent with the NASAA REIT Guidelines, including equity securities on a deferred-payment basis or other similar arrangement; debt securities in the absence of adequate cash flow to cover debt service; equity securities that are assessable; and equity securities redeemable solely at the option of the holder. The Second Articles would remove these restrictions and we would be able to issue the securities described above. The Second Articles would also delete the requirement in Section 5.2.2 of the GCEAR Charter that the voting rights per share sold in a private offering not exceed the voting rights that bear the same relationship to the voting rights of a publicly held share as the consideration paid to GCEAR for each privately offered share bears to the book value of each outstanding publicly held share, which is another NASAA REIT Guidelines provision. These deletions would remove limitations on the GCEAR Board’s ability to issue securities that the GCEAR Board deems to be in GCEAR’s best interest.

Provisions Regarding Advisor and its Affiliates

The GCEAR Charter contemplates GCEAR being advised and managed by an external advisor and includes a number of provisions that govern GCEAR’s relationship with GCEAR’s former advisor and its affiliates. Among other things, these provisions limit the term of GCEAR’s former advisory agreement to no more than one year, require that GCEAR’s former advisory agreement be terminable on 60 days’ notice and without penalty, require GCEAR’s independent directors to supervise GCEAR’s former advisor, and limit the amount of fees GCEAR may pay and expenses GCEAR can reimburse to GCEAR’s former advisor. The Second Articles would remove these provisions which are inapplicable now that we are self-managed and are inconsistent with charters of listed REITs.

In addition, the GCEAR Charter contains numerous provisions that limit GCEAR’s ability to engage in transactions with, among other persons, GCEAR’s former advisor or its affiliates and GCEAR’s directors. In general, these provisions require that such transactions (which are referred to herein as “affiliated transactions”) be approved by the GCEAR Board and the GCEAR nominating and corporate governance committee, which consists solely of GCEAR’s independent directors. They also contain limitations on the substantive aspects of the affiliated transactions themselves, such as restrictions on the consideration to be paid for services provided or assets acquired from or sold to such persons. These provisions address a number of transactions including joint ventures, sales and leases to and from GCEAR, and loans to and from GCEAR, as well as general restrictions on affiliated transactions with GCEAR’s former advisor and its affiliates. The Second Articles would remove these limitations which have become inapplicable, at least with respect to GCEAR’s former advisor or its affiliates, because we are now self-managed and are inconsistent with charters of listed REITs.

Provisions Regarding Roll-Up Transactions

In accordance with the NASAA REIT Guidelines, Section 9.14 of the GCEAR Charter contains substantive and procedural requirements relating to transactions in which GCEAR’s stockholders must exchange their shares for securities of another entity (a “roll-up transaction”). The Second Articles would delete this provision in its entirety. If we file the Second Articles and GCEAR’s stockholders vote to approve a roll-up transaction, GCEAR’s stockholders would no longer receive the benefit of these protections described above under “—Roll-Up Transactions”. However, stockholder approval would continue to be required for GCEAR to effect a roll-up transaction.

Provisions Regarding Stockholders and Stockholder Voting

Stockholder Meetings. The Second Articles would provide for the removal of the NASAA REIT Guidelines requirements in Section 11.1 of Article XI of the GCEAR Charter that (a) an annual meeting of stockholders be held no less than 30 days after delivery of GCEAR’s annual report, (b) a director receive the affirmative vote of a majority of the shares present in order to be elected as the MGCL requires only a plurality of the votes cast, and (c) a special meeting of stockholders be called upon request of the holders of at least 10 percent of the outstanding shares entitled to vote (under the MGCL, the percentage required to call a meeting can be, and for exchange-listed REITs often is, as high as a majority). In addition, the provisions relating to notice of stockholder meetings and quorum at such meetings would be deleted as these provisions are typically included in a company’s bylaws and would be included in the GCEAR Bylaws if the Second Articles are filed.

Amendment of Charter and Stockholder Approvals. The Second Articles would delete the NASAA REIT Guidelines provision that permits stockholders to amend the charter without the concurrence of the GCEAR Board, which is not permitted under the MGCL, and the provision related to stockholder approval of certain matters as the MGCL already requires stockholder approval for such matters except in limited circumstances.

Voting Limitations. The Second Articles would provide for the removal of the NASAA REIT Guidelines restrictions in Section 11.4 of Article XI of the GCEAR Charter on voting of GCEAR Common Stock by directors, GCEAR’s former advisor and its affiliates, regarding the removal of any of them or a transaction between GCEAR and any of them.

Right of Inspection and Access to Stockholder List. The Second Articles would delete provisions relating to GCEAR’s stockholders’ ability to inspect GCEAR’s records and access GCEAR’s stockholder list. The Second Articles limit the rights of stockholders to inspect and copy certain corporate documents, including the ability to obtain a list of stockholders, to the rights provided for under the MGCL, which are more restrictive than those currently included in the GCEAR Charter.

Reports. The Second Articles would delete the NASAA REIT Guidelines requirement that an annual report be provided to each stockholder within 120 days after the end of the fiscal year. The MGCL already requires that an annual statement of affairs, including a balance sheet and a financial statement of operations, be submitted at the annual meeting of stockholders and made available for inspection within 20 days thereafter.

Provisions Regarding Indemnification of Officers and Directors

Consistent with the NASAA REIT Guidelines, Article XII of the GCEAR Charter includes many restrictions on exculpation and indemnification that are not contained in the MGCL, including restrictions on exculpation and indemnification of officers and affiliated directors whose liability was the result of negligence or misconduct and independent directors whose liability was the result of gross negligence or willful misconduct. The advancement of litigation-related expenses to directors and officers is also significantly restricted under Section 12.4 of Article XII of the GCEAR Charter. Under the MGCL, a Maryland corporation may include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, Section 2-418 of the MGCL generally permits a Maryland corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Finally, Section 2-418 of the MGCL provides that a Maryland corporation may pay or reimburse reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of the final disposition of the proceeding upon receipt by the corporation of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

In order to conform the GCEAR Charter more closely with those of other public companies, and to retain and recruit qualified and experienced officers and directors, the Second Articles would amend Article XII to provide directors and officers the maximum exculpation, indemnification and advancement of expenses permitted under Maryland law, and remove the requirement that any director and officer insurance purchased by GCEAR be consistent with the restrictions on indemnification imposed by the NASAA REIT Guidelines.

Other Provisions to Facilitate Listing or Consistent with a Listed Company Charter

Conversion Upon Listing. The Second Articles would provide that, upon the listing of a class of common stock for trading on a national securities exchange, each share of the classes of common stock that are not so listed shall automatically and without any action on the part of the holder thereof convert into a number of shares of the listed class of common stock equal to a fraction, the numerator of which is the net asset value of the corporation allocable to the shares of the applicable non-listed class of common stock and the denominator of which is the net asset value of the corporation allocable to the shares of the listed class of common stock.

Filling of Director Vacancies. As permitted by the MGCL and consistent with the charters of many exchange-traded REITs, the Second Articles would provide that we elect to be subject to Section 3-804(c) of the MGCL pursuant to which any vacancy on the GCEAR Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.

Cause Requirement for Director Removal. As permitted by the MGCL and consistent with the charters of many exchange-traded REITs, the Second Articles would provide that a director of GCEAR may be removed only for cause, which means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty.

Business Combination Act and Control Share Acquisition Act Opt-Outs. The Second Articles would delete Sections 7.10 and 7.11 of the GCEAR Charter which provide that GCEAR elects not to be subject to the Maryland Business Combination Act and the Maryland Control Share Acquisition Act

Conforming Changes and Other Ministerial Modifications

The Second Articles would reflect a number of changes and other modifications of a ministerial nature that are necessary in view of the changes made. These changes and modifications will include, among other things, deletion and revision of definitions, references and cross-references and other provisions that are no longer applicable to GCEAR or that need to be updated, and the necessary re-numbering and lettering of remaining provisions.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

If the Mergers are consummated, CCIT II will not hold an annual meeting of stockholders in 2020 or 2021 because CCIT II will be merged out of existence in the REIT Merger. However, if the Merger Agreement is terminated for any reason, CCIT II expects to hold an annual meeting of stockholders in the second half of 2021. No date has been set for any future annual meeting of CCIT II.

Since CCIT II does not expect to hold a 2020 annual meeting of stockholders, a Rule 14a-8 proposal by a stockholder in respect of the 2021 annual meeting of stockholders to be timely must be delivered not later than a reasonable time before CCIT II begins to print and mail its proxy materials. Stockholder proposals must otherwise comply with applicable law, including Rule 14a-8 of the Exchange Act, and must be directed to the Secretary, Cole Office & Industrial REIT (CCIT II), Inc., 2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016. CCIT II will make a public announcement of such postponed annual meeting date, when and if determined.

If CCIT II holds an annual meeting in 2021, for stockholder proposals (other than those made pursuant to Rule 14a-8) and nominations to be brought before the 2021 annual meeting, the CCIT II Bylaws provide that any eligible proposing stockholder must give written notice to CCIT II’s secretary. The CCIT II Bylaws require that such notice be received by CCIT II not earlier than the 150th day prior to the date of the 2021 annual meeting and not later than 5:00 p.m., Mountain Time, on the later of: (1) the 120th day prior to the date of the 2021 annual meeting; and (2) the tenth day following the day on which public announcement of the date of the 2021 annual meeting is first made.

LEGAL MATTERS

It is a condition to the Mergers that (i) CCIT II receive (A) an opinion from Baker McKenzie LLP (or such other counsel reasonably satisfactory to CCIT II) regarding GCEAR’s qualification as a REIT and (B) an opinion from Latham & Watkins LLP (or such other counsel to CCIT II) concerning the U.S. federal income tax consequences of the REIT Merger, and (ii) GCEAR receive (A) an opinion from Morris, Manning & Martin, LLP (or such counsel reasonably satisfactory to GCEAR) regarding CCIT II’s qualification as a REIT, and (B) an opinion from Hogan Lovells US LLP (or such other counsel to GCEAR) concerning the U.S. federal income tax consequences of the REIT Merger, and such opinions provide the basis for the description of certain U.S. federal income tax consequences contained in the section “Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus. The validity of the shares of GCEAR Class E Common Stock to be issued in the REIT Merger will be passed upon for GCEAR by Hogan Lovells US LLP.

EXPERTS

The financial statements as of December 31, 2019 and for each of the three years in the period ended December 31, 2019 of Cole Office & Industrial REIT (CCIT II), Inc. and subsidiaries included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Griffin Capital Essential Asset REIT, Inc. at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this proxy statement/prospectus of Griffin Capital Essential Asset REIT, Inc., which is referred to and made a part of this proxy statement/prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

Only one proxy statement/prospectus is being delivered to multiple security holders who share an address unless CCIT II has received contrary instructions from one or more CCIT II stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. CCIT II will promptly deliver, upon written or oral request, a separate copy of this proxy statement/prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting CCIT II’s proxy solicitor, Broadridge Financial Solutions, Inc. by telephone at 1-855-325-6676.

WHERE YOU CAN FIND MORE INFORMATION

GCEAR has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, to register the issuance of GCEAR Class E Common Stock to CCIT II stockholders in the REIT Merger. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

CCIT II and GCEAR each file annual, quarterly, and current reports, proxy statements and other information with the SEC. All of these filings are also available to the public at the SEC’s website at www.sec.gov. In addition, you may obtain copies of such documents at https://www.cimgroup.com/shareholder-information/forms-documents under the section “SEC Filings” or at https://www.gcear.com under the section “SEC Filings”. Information included in the foregoing websites is not incorporated by reference into this proxy statement/prospectus and such references are intended to be inactive textual references only.

You can also obtain any of the documents filed with the SEC by CCIT II and GCEAR by requesting them from the proxy solicitor of CCIT II as follows:

Broadridge Financial Solutions, Inc.

51 Mercedes Way

Edgewood, New York 11717

Call toll free:1-800-690-6903

You will not be charged for any of the documents that you request.

To receive documents in advance of the CCIT II Special Meeting, please make a request for such documents no later than February 16, 2021.

INDEX TO FINANCIAL INFORMATION

COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Introduction	F-3
Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2020	F-5
Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2020	F-6
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2019	F-7
Notes to Pro Forma Condensed Consolidated Financial Statements	F-8

GCEAR

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

CCIT II

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(AUDITED)

FINANCIAL STATEMENTS (INTERIM)

AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

COMBINED COMPANY

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Background

On October 29, 2020, Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”), a Maryland corporation, Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership and a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), CRI CCIT II LLC, a Delaware limited liability company and a wholly owned subsidiary of CCIT II (“CCIT II LP” and, together with CCIT II and the CCIT II Operating Partnership, the “CCIT II Parties”), Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a Maryland limited liability company and a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a Delaware limited liability company and a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) CCIT II will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving entity, (ii) OP Merger Sub will merge with and into CCIT II Operating Partnership (the “Partnership Merger”), with the CCIT II Operating Partnership being the surviving entity and (iii) CCIT II LP will merge with and into LP Merger Sub (the “LP Merger” and, together with the REIT Merger and the Partnership Merger, the “Mergers”), with LP Merger Sub being the surviving entity.

At the effective time of the Mergers and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II Class A Common Stock and each issued and outstanding share of CCIT II Class T Common Stock (other than Excluded Shares) will be converted into the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement.

The Mergers will be accounted for as an asset acquisition under Accounting Standards Codification (“ASC”) 805, Business Combinations with GCEAR treated as the accounting acquirer. The total purchase price will be allocated to the individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 350. The allocation of the purchase price reflected in these unaudited pro forma condensed consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations at the time of the Mergers. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma condensed consolidated financial statements. Based on an evaluation of the relevant factors and the guidance in ASC 805 requiring significant management judgment, the entity considered the acquirer for accounting purposes is the legal acquirer. In order to make this determination, various factors have been analyzed, including which entity issued its equity interests, relative voting rights, existence of minority interests (if any), control of the board of directors, management composition, existence of a premium as it applies to the CCIT II Exchange Ratio, relative size, transaction initiation, and other factors such as the operational structure, relative composition of employees, and surviving brand and name. The strongest factor identified is the relative size of the companies. Based on financial measures, GCEAR is a significantly larger entity than CCIT II and will hold the majority of the voting shares of the Combined Company.

The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of CCIT II as of the effective time of the Mergers will be recorded at their respective relative fair values and added to those of GCEAR. Transaction costs incurred by GCEAR will be capitalized in the period in which the costs are incurred and services are received. The total purchase price will be allocated to the individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets will be recognized at their relative fair values in accordance with ASC 805. The allocation of the purchase price reflected in these unaudited pro forma consolidated financial statements has not been finalized and is based upon preliminary estimates of these fair values, which is the best available information at the current time. A final determination of the fair values of the individual assets acquired and liabilities assumed will be based on actual valuations as of the date the Mergers close. Consequently, amounts preliminarily allocated to the tangible and intangible assets acquired and liabilities assumed could change significantly from those used in the unaudited pro forma consolidated financial statements and could result in a material change in depreciation and amortization of tangible and intangible assets and liabilities.

UNAUDITED PRO FORMA

CONSOLIDATED BALANCE SHEET

September 30, 2020

(in thousands, except units and share amounts)

	Historical GCEAR (1)	Historical CCIT II (1)	Reporting adjustments		Pro forma adjustments		Pro forma combined
ASSETS
Cash and cash equivalents	$181,732	$16,072	$—		$(137,026)	D	$60,778
Restricted cash	35,831	—	—		—		35,831
Real estate:
Land	451,696	105,567	—		125,426		682,689
Building and improvements	3,114,726	800,898	—		37,228		3,952,852
Tenant origination and absorption cost	745,039	—	113,777	A	126,679		985,495
Construction in progress	16,167	—	—		—		16,167
Intangible lease assets	—	122,250	(122,250)	A			—

Total real estate	4,327,628	1,028,715	(8,473)		289,333		5,637,203
Less: accumulated depreciation and amortization	(781,689)	(129,085)	1,438	A	127,647		(781,689)

Total real estate, net	3,545,939	899,630	(7,035)		416,980	E	4,855,514
Due from affiliates	987	—	—		—		987
Investments in unconsolidated entities	34	—	—		—		34
Intangible assets, net	10,651	—	6,500	A	(5,331)	E	11,820
Rents and tenant receivables	—	24,493	(24,493)	B	—		—
Deferred rent	92,433	—	21,138	B	(21,138)	F	92,433
Deferred leasing costs, net	48,275	—	535	A	(535)	F	48,275
Deferred Costs	—	1,158	—		(1,158)	G	—
Goodwill	229,948	—	—		—		229,948
Right of use asset	40,286	—	96	B	—		40,382
Other assets	37,834	968	3,259	B	—		42,061

Total assets	$4,223,950	$942,321	$—		$251,792		$5,418,063

LIABILITIES AND EQUITY
Debt, net	$2,174,352	$410,149	$—		$(62,149)	D, G	$2,522,352
Restricted reserves	14,115	—	—		—		14,115
Interest rate swap liability	58,852	—	12,026	C	(12,026)	D	58,852
Accounts payable and other liabilities	118,257	5,717	6,023	C	—		129,997
Redemptions payable	6,145	—	—		—		6,145
Distributions payable	9,095	2,764	—		—		11,859
Due to affiliates	5,155	1,076	—		(1,076)	H	5,155
Intangible liabilities, net	28,548	27,055	—		(27,055)	I	28,548
Lease liability	45,486	—	—		—		45,486
Derivative liability, deferred rental income and other liabilities	—	18,049	(18,049)	C	—		—

Total liabilities	2,460,005	464,810	—		(102,306)		2,822,509

Perpetual convertible preferred shares	125,000	—	—		—		125,000
Common stock subject to redemption	1,332	—	—		—		1,332
Noncontrolling interest subject to redemption; 556,099 units as of September 30, 2020	4,569	—	—		—		4,569
Stockholders’ equity:
Common Stock, $0.001 par value; 800,000,000 shares authorized; 229,775,115 and 323,214,385 shares issued and outstanding, historical and pro forma, respectively	230	670	—		264	J	1,164
Additional paid-in-capital	2,100,047	608,446	—		222,229	J	2,930,722
Cumulative Distributions	(793,546)	(119,579)	—		119,579	J	(793,546)
Accumulated deficit	148,743	—	—		—		148,743
Accumulated other comprehensive loss	(52,322)	(12,026)	—		12,026	J	(52,322)

Total stockholders’ equity	1,403,152	477,511	—		354,098		2,234,761
Noncontrolling interests	229,892	—	—		—		229,892

Total equity	1,633,044	477,511	—		354,098		2,464,653

Total liabilities and equity	$4,223,950	$942,321	$—		$251,792		$5,418,063

(1)	The historical balance sheets of GCEAR and CCIT II are as of September 30, 2020 as included in their respective Form 10-Q filed with the SEC.

UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2020

(in thousands, except share and per share amounts)

	GCEAR Historical (2)	CCIT II Historical (2)	Pro forma adjustments		Pro forma combined
Revenues:
Rental income	$301,157	$68,963	$(551)	a	$369,569
Expenses:
Property operating expense	42,158	6,903	—		49,061
Advisory fees to affiliates	—	6,494	(6,494)	b	—
Merger-related	—	686	—		686
Transaction-related	—	150	(150)	b	—
Property tax expense	28,291	3,423	—		31,714
Property management fees to non-affiliates	2,780	—	—		2,780
General and administrative expenses	23,280	4,192	(1,366)	b	26,106
Corporate operating expenses to affiliates	1,875	—	—		1,875
Impairment provision	22,195	—	—		22,195
Depreciation and amortization	120,947	25,830	18,938	c	165,715

Total expenses	241,526	47,678	10,928		300,132

Income (loss) from operations	59,631	21,285	(11,479)		69,437
Other income (expense):
Interest expense	(59,321)	(10,381)	8,410	d	(61,292)
Other Income (loss), net	3,292	(9)	—		3,283
Loss from investment in unconsolidated entity	(6,523)	—	—		(6,523)
Gain/(loss) from disposition of assets	4,268	—	—		4,268

Net income (loss)	1,347	10,895	(3,069)		9,173
Distributions to redeemable preferred share holders	(6,349)				(6,349)
Less: Net income (loss) attributable to noncontrolling interests	598				(890)

Net income (loss) attributable to controlling interest	(4,404)				1,934
Distributions to redeemable noncontrolling interests attributable to common stockholders	(165)				(165)

Net income (loss) attributable to common stockholders	$(4,569)				$1,769

Net income (loss) attributable to common stockholders per share, basic and diluted	$(0.02)				$0.01

Weighted average number of common shares outstanding: basic	229,950,613			e	323,605,501

Weighted average number of common shares outstanding: diluted	229,950,613				323,605,501

(2)	The historical statements of operations of GCEAR and CCIT II are as of September 30, 2020 as included in their respective Form 10-Q filed with the SEC.

UNAUDITED PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2019

(in thousands, except share and per share amounts)

	GCEAR Historical (1)	CCIT II Historical (1)	Pro forma adjustments		Pro forma combined
Revenues:
Rental income	$387,108	$75,919	$(127)	a	$462,900
Expenses:
Property operating expense	55,301	6,907	—		62,208
Advisory fees to affiliates	—	7,558	(7,558)	b	—
Transaction-related	—	244	(244)	b	—
Property tax expense	37,035	4,129	—		41,164
Property management fees to non-affiliates	3,528	—	—		3,528
General and administrative expenses	26,078	5,692	(2,288)	b	29,482
Corporate operating expenses to affiliates	2,745	—	—		2,745
Impairment provision	30,734	—	—		30,734
Depreciation and amortization	153,425	26,955	17,119	c	197,499

Total expenses	308,846	51,485	7,029		367,360

Income (loss) from operations	78,262	24,434	(7,156)		95,540
Other income (expense):
Interest expense	(73,557)	(11,948)	20	d	(85,485)
Other Income (loss), net	1,340	(570)	—		770
Loss from investment in unconsolidated entity	(5,307)	—	—		(5,307)
Gain/(loss) from disposition of assets	29,938	119,978	—		149,916
Advisory income	6,368	—	—		6,368

Net income (loss)	37,044	131,894	(7,136)		161,802
Distributions to redeemable preferred share holders	(8,188)				(8,188)
Less: Net (income)/loss attributable to noncontrolling interests	(3,749)				(15,525)

Net income (loss) attributable to controlling interest	25,107				138,089
Distributions to redeemable noncontrolling interests attributable to common stockholders	(320)				(320)

Net income (loss) attributable to common stockholders	$24,787				$137,769

Net income (loss) attributable to common stockholders per share, basic and diluted	$0.11				$0.44

Weighted average number of common shares outstanding: basic	222,116,812			e	315,891,295

Weighted average number of common shares outstanding: dilutive	222,116,812				315,891,295

(1)	The historical statements of operations of GCEAR and CCIT II are as of December 31, 2019 as included in their respective Form 10-K filed with the SEC.

Note 1—Preliminary Purchase Price Allocation

The total preliminary estimated purchase price of CCIT II of approximately $1.3 billion was determined based on 1.392 shares of CCIT II Common Stock per share of GCEAR Common Stock based on 67,125,912 of total shares of CCIT II Common Stock outstanding as of September 30, 2020 multiplied by GCEARS’s NAV per share of $8.90 as of September 30, 2020 and repayment of CCIT II debt.

The following table summarizes the preliminary estimated purchase price as of September 30, 2020 (in thousands except share and per share data):

September 30, 2020
Class A common stock issued and outstanding	64,548,104
Class T common stock issued and outstanding	2,577,808

Total common stock issued and outstanding	67,125,912
Exchange ratio	1.392

Implied GCEAR Common Stock issued as consideration	93,439,270
GCEAR’s NAV per share at September 30, 2020	$8.90

Value of implied GCEAR Common Stock issued as consideration	$831,609
Debt payoff	412,000
Transaction costs	61,000

Total consideration	$1,304,609

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed by GCEAR, based on management’s best estimates of relative fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the relative fair value of the acquired assets and assumed liabilities as of the closing of the Mergers. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price of CCIT II to the acquired identifiable assets and liabilities assumed as of September 30, 2020 (in thousands):

Assets:
Cash	$4,046
Total real estate investments	1,310,744
Other assets	4,323

Total assets:	$1,319,113
Liabilities:
Accounts payable and other liabilities	$11,740
Distributions payable	2,764

Total liabilities:	$14,504

Estimated fair value of net assets acquired	$1,304,609

Note 2—Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change and give pro forma effect to events that are (i) directly attributable to the Mergers, (ii) factually supportable, and

(iii) expected to have a continuing impact on the combined results. The pro forma consolidated balance sheet as of September 30, 2020 reflects the following reclassification adjustments to conform CCIT II’s balance sheet to GCEAR’s historical presentation and pro forma adjustments related to the Mergers:

Reporting adjustments:

A.

CCIT II’s historical balance sheet includes approximately $122.3 million of intangible assets of which $113.8 million represents In-place leases that has been reclassified to Tenant origination and absorption costs, approximately $7.8 million of Above-market leases, net of $1.3 million of related Accumulated amortization that has been reclassified to Intangibles assets, net, and $0.6 million of Leasing commissions, net of $0.1 million of related Accumulated amortization was reclassified to Deferred leasing costs to conform to GCEAR’s historical balance sheet presentation.

B.

CCIT II’s historical balance sheet includes $24.5 million of Rents and tenant receivables of which $21.1 million has been reclassified to Deferred rent, $0.1 million has been reclassified to Right of use asset, and $3.3 million has been reclassified to Other assets to conform to GCEAR’s historical balance sheet presentation.

C.

CCIT II’s historical balance sheet includes $18.0 million of Derivative liability, deferred rental income and other liabilities of which $12.0 million has been reclassified to Interest rate swap liability, and $6.0 million has been reclassified to Accounts payable and other liabilities to conform to GCEAR’s historical balance sheet presentation.

Pro forma adjustments:

D.

Cash assumed by GCEAR at the effective time of the Mergers will be utilized to pay off CCIT II’s interest rate swap liability. On September 30, 2020 the interest rate swap liability was $12.0 million. In addition, GCEAR will pay down GCEAR’s revolving credit facility using $125.0 million cash on hand.

E.

The real estate assets included with the Mergers are reflected in the unaudited pro forma condensed consolidated balance sheet of GCEAR at a preliminary relative fair market value. The preliminary relative fair market value is based on a valuation prepared for GCEAR by a third party valuation advisor. Real estate and in-place lease valuation are comprised of the following (in thousands):

	Historical Book Value	Pro Forma Adjustments	Total
Building and improvements	$800,898	$37,228	$838,126
Land	105,567	125,426	230,993
Intangible leasing assets	122,250	118,206	240,456

Real estate, net	1,028,715	280,860	1,309,575
In-place lease valuation - above market	—	1,169	1,169

Total	$1,028,715	$282,029	$1,310,744

F.	As of the effective date of the Mergers, CCIT II’s Deferred rent and Deferred leasing costs, net will be written off.

G.

GCEAR has secured a new $400.0 million 5-year term loan (the “Term Loan D” or “New 5-year Term Loan”) commencing in the first quarter 2021. At the effective date of the Mergers, these funds will be utilized to repay the $412.0 million CCIT II credit facility. Additional funds of $77.0 million will be drawn from GCEAR’s revolving credit facility and utilized to cover the additional $12.0 million outstanding under the CCIT II credit facility and $65.0 million of acquisition costs, which includes $4.0 million of financing costs. CCIT II’s historical balance sheet includes $1.9 million of deferred financing fees as an offset to the debt balance and $1.2 million of deferred financing fees in deferred costs, both of which will be written off at the effective time of the Mergers. An additional $125.0 million of GCEAR cash will be utilized to pay down GCEAR’s revolving credit facility.

Paydown of GCEAR Credit Facility with cash on hand	$(125,000)
Paydown of CCIT II Credit Facility	(412,000)
New GCEAR Term Loan	400,000
Additional borrowing to cover acquisition and financing costs	65,000
Additional borrowing to cover debt assumed	12,000
Deferred financing cost write-off	1,851
New deferred financing costs	(4,000)

Total Change in Debt	$(62,149)

H.

As of September 30, 2020, $1.1 million was recorded in Due to affiliates for services received and expenses incurred, but not yet reimbursed, to CCIT II’s manager or its affiliates. These amounts are primarily for operating expenses and distribution and stockholder servicing fees payable to CCO Capital. At the effective time of the Mergers, shares of CCIT II Common Stock will no longer be outstanding and the distribution and stockholder servicing fee will not be incurred.

I.

The CCIT II historical balance sheet included $27.1 million of Below-market leases, net. The pro forma adjustment decreases the historical CCIT II below-market leases to the estimated fair value. No leases are below market, as the contractual amount to be paid pursuant to each lease was greater than or equal to the estimate of the market lease rate for each lease.

J.

Represents the issuance of GCEAR’s common shares with a par value of $0.001 per share, at a conversion ratio of 1.392 to 1, to holders of CCIT II Common Stock at the effective time of the Mergers. As of September 30, 2020, there were 67,125,912 shares of CCIT II Common Stock issued and outstanding, which equates to 93,439,270 shares of GCEAR when converted, resulting in $0.9 million of common stock at $0.001 par value and $830.7 million in additional paid in capital. These amounts will be adjusted on the effective date of the Mergers to reflect the actual value of GCEAR common shares issued and actual shares of CCIT II Common Stock issued and outstanding and any additional CCIT II Equity balances, Cumulative distributions and Accumulated other comprehensive loss will be written off.

Note 3—Adjustments to the Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2019 and for the nine months ended September 30, 2020

The historical amounts include GCEAR’s and CCIT II’s actual operating results for the periods presented, and included in their respective Form 10-Q and Form 10-K, as filed with the SEC. These historical amounts, including rental revenue, management and acquisition fees, general and administrative expenses, depreciation and amortization and interest expense, are presented as pro forma adjustments to the unaudited pro forma consolidated statements of operations for the year ended December 31, 2019 and for the nine months ended September 30, 2020, and are derived assuming the Mergers occurred on January 1, 2019.

a.

The following summarizes the adjustments made to rental income for real estate assets assumed as part of the Mergers for the year ended December 31, 2019 and nine-month period ended September 30, 2020 (in thousands):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Adjustment to straight-line rent	$1,956	$1,407
(Above)/Below market in-place rent	(2,083)	(1,958)

Total	$(127)	$(551)

b.

As a result of the Mergers, the advisory fees and transaction-related expenses would not be incurred due to the Termination Agreement entered into by GCEAR and CCIT II management. The adjustment to general and administrative expenses is to remove expenses related to the reimbursement of operating expenses incurred by the advisor associated with the advisory agreement that is terminated upon acquisition and loan costs related to the unused line of credit of $1.4 million and $2.3 million for the nine months ended September 30, 2020 and year ended December 31, 2019, respectively.

c.

Depreciation expense is calculated, for purposes of the unaudited pro forma consolidated statements of operations, based on an estimated useful life range of 21-39 years for buildings, an estimated useful life range of 6-8 years for building improvements, and the remaining contractual, in-place lease term for intangible lease assets. As GCEAR would have commenced depreciation and amortization on the pro forma effective date, the depreciation and amortization expense included in the CCIT II historical financial statements has been reversed so that the unaudited pro forma consolidated financial statements of operations reflects the depreciation and amortization that GCEAR would have recorded.

The following table summarize the depreciation and amortization expense by asset category for the CCIT II properties that would have been recorded for the year ended December 31, 2019 and for the nine months ended September 30, 2020, less the reversal of depreciation and amortization expense included in the CCIT II historical financial statements (in thousands):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Building and building improvements	$26,682	$27,209
Tenant absorption and leasing costs	17,392	17,559
Less: CCIT II historical depreciation	(19,461)	(18,342)
Less: CCIT II historical amortization	(7,494)	(7,488)

Total	$17,119	$18,938

Pro forma depreciation and amortization expense is higher during the nine months ended September 30, 2020 as compared to the year ended December 31, 2019 due to the property acquisitions completed by CCIT II during the year ended December 31, 2019 and the nine months ended September 30, 2020.

d.

GCEAR has secured the New 5-year Term Loan commencing in the first quarter 2021. At the effective time of the Mergers, these funds will be utilized to repay the CCIT II credit facility. Additional funds will be drawn from GCEAR’s revolving credit facility and utilized to cover $65.0 million of acquisition expenses, which include $4.0 million of financing costs. An additional $125.0 million of GCEAR cash will be utilized to pay down GCEAR’s revolving credit facility. On September 30, 2020, the amount drawn under the credit facility was $412.0 million. The terms of the New 5-year Term Loan requires periodic interest payments priced at LIBO Rate plus a spread based on GCEAR’s current leverage ratio. At September 30, 2020, GCEAR’s leverage ratio was above 45%, which indicates a spread of 1.40% over the LIBO Rate, or a total rate of 1.56% for the Term Loan A, Term Loan B and Term Loan D, a spread of 1.75% over the LIBO Rate, or a total rate of 1.91% for Term Loan C and a spread of 1.45% over the LIBO Rate, or a total rate of 1.61% for the revolving credit facility. With the New 5-year Term Loan, 70% of GCEAR’s outstanding debt will be fixed rate debt with the other 30% being variable rate debt. The following summarizes the adjustments to the unaudited pro forma consolidated financial statements of operations to reflect only the interest that GCEAR would incur as a result of this additional debt, as no other interest costs would have been incurred as a result of the Mergers (in thousands):

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Historical interest expense incurred by CCIT II credit facility and term loans	$(11,948)	$(10,381)
Pro forma interest expense incurred by GCEAR	11,968	1,971

Total	$20	$(8,410)

e.	The following table summarizes the weighted average shares and units outstanding as December 31, 2019 and September 30, 2020 and the allocable percentage of non-controlling interest:

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Weighted average common shares outstanding - historical basis	222,116,812	229,950,613
Shares issued to CCIT II common stockholders	93,774,483	93,654,888

Total outstanding common share - pro forma basis (B)	315,891,295	323,605,501
Weighted average operating partnership units (non-controlling interests) (A)	30,310,542	31,390,501

Percentage of operating partnership units (non-controlling interests) to total outstanding shares (B/A)	9.60%	9.70%

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Griffin Capital Essential Asset REIT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Griffin Capital Essential Asset REIT, Inc. (the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.

Los Angeles, California

March 3, 2020

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except units and share amounts)

	December 31,
	2019	2018
ASSETS
Cash and cash equivalents	$54,830	$48,478
Restricted cash	58,430	15,807
Real estate:
Land	458,339	350,470
Building and improvements	3,043,527	2,165,016
Tenant origination and absorption cost	744,773	530,181
Construction in progress	31,794	27,697

Total real estate	4,278,433	3,073,364
Less: accumulated depreciation and amortization	(668,104)	(538,412)

Total real estate, net	3,610,329	2,534,952
Investments in unconsolidated entities	11,028	30,565
Intangible assets, net	12,780	17,099
Deferred rent receivable	73,012	55,163
Deferred leasing costs, net	49,390	29,958
Goodwill	229,948	229,948
Due from affiliates	837	19,685
Right of use asset	41,347	—
Other assets	33,571	31,120

Total assets	$4,175,502	$3,012,775

LIABILITIES AND EQUITY
Debt, net	$1,969,104	$1,353,531
Restricted reserves	14,064	8,201
Interest rate swap liability	24,146	6,962
Redemptions payable	96,648	—
Distributions payable	15,530	12,248
Due to affiliates	10,883	42,406
Intangible liabilities, net	31,805	23,115
Lease liability	45,020	—
Accrued expenses and other liabilities	96,389	80,616

Total liabilities	2,303,589	1,527,079
Commitments and contingencies (Note 15)
Perpetual convertible preferred shares	125,000	125,000
Common stock subject to redemption	20,565	11,523
Noncontrolling interests subject to redemption; 554,110 and 531,161 units as of December 31, 2019 and December 31, 2018, respectively	4,831	4,887
Stockholders’ equity:
Common stock, $0.001 par value; 800,000,000 shares authorized; 227,853,720 and 174,278,341 shares outstanding in the aggregate as of December 31, 2019 and December 31, 2018, respectively (1)	228	174
Additional paid-in-capital	2,060,604	1,556,770
Cumulative distributions	(715,792)	(570,977)
Accumulated earnings	153,312	128,525
Accumulated other comprehensive loss	(21,875)	(2,409)

Total stockholders’ equity	1,476,477	1,112,083
Noncontrolling interests	245,040	232,203

Total equity	1,721,517	1,344,286

Total liabilities and equity	$4,175,502	$3,012,775

(1)	See Note 10, Equity, for the number of shares outstanding of each class of common stock as of December 31, 2019.

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018	2017
Revenue:
Rental income	$387,108	$336,359	$346,490
Expenses:
Property operating expense	55,301	49,509	50,918
Property tax expense	37,035	44,662	44,980
Property management fees to non-affiliates	3,528	—	—
Asset management fees to affiliates	—	23,668	23,499
Property management fees to affiliates	—	9,479	9,782
Self administration transaction expense	—	1,331	—
General and administrative expenses	26,078	6,968	7,322
Corporate operating expenses to affiliates	2,745	3,594	2,652
Impairment provision	30,734	—	8,460
Depreciation and amortization	153,425	119,168	116,583

Total expenses	308,846	258,379	264,196

Income before other income and (expenses)	78,262	77,980	82,294
Other income (expenses):
Interest expense	(73,557)	(55,194)	(51,015)
Management fee revenue from affiliates	6,368	—	—
Other income, net	1,340	275	537
Loss from investment in unconsolidated entities	(5,307)	(2,254)	(2,065)
Gain from disposition of assets	29,938	1,231	116,382

Net income	37,044	22,038	146,133
Distributions to redeemable preferred shareholders	(8,188)	(3,275)	—
Net income attributable to noncontrolling interests	(3,749)	(789)	(5,120)

Net income attributable to controlling interest	25,107	17,974	141,013

Distributions to redeemable noncontrolling interests attributable to common stockholders	(320)	(356)	(356)

Net income attributable to common stockholders	$24,787	$17,618	$140,657

Net income attributable to common stockholders per share, basic and diluted	$0.11	$0.10	$0.80

Weighted average number of common shares outstanding, basic and diluted	222,116,812	169,492,659	175,611,890

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Net income	$37,044	$22,038	$146,133
Other comprehensive income (loss):
Equity in other comprehensive (loss) income of unconsolidated joint venture	(217)	122	465
Change in fair value of swap agreements	(22,303)	(5,301)	6,891

Total comprehensive income	14,524	16,859	153,489
Distributions to redeemable preferred shareholders	(8,188)	(3,275)	—
Distributions to redeemable noncontrolling interests attributable to common stockholders	(320)	(356)	(356)
Comprehensive income attributable to noncontrolling interests	(695)	(479)	(5,373)

Comprehensive income attributable to common stockholders	$5,321	$12,749	$147,760

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Income (Deficit)	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance December 31, 2016	184,494,771	$184	$1,561,508	$(333,829)	$(29,750)	$(4,642)	$1,193,470	$30,113	$1,223,584
Deferred equity compensation	13,625	—	173	—	—	—	173	—	173
Distributions to common stockholders	—	—	—	(71,156)	—	—	(71,156)	—	(71,156)
Issuance of shares for distribution reinvestment plan	5,021,811	5	49,536	(49,541)	—	—	—	—	—
Repurchase of common stock	(10,408,640)	(10)	(98,895)	—	—	—	(98,905)	—	(98,905)
Reduction of common stock subject to redemption	—	—	49,365	—	—	—	49,365	—	49,365
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(4,369)	(4,369)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(13)	(13)
Net income	—	—	—	—	140,657	—	140,657	5,120	145,777
Other comprehensive income	—	—	—	—	—	7,102	7,102	254	7,356

Balance December 31, 2017	179,121,568	$179	$1,561,686	$(454,526)	$110,907	$2,460	$1,220,706	$31,105	$1,251,811

Deferred equity compensation	8,035	—	38	—	—	—	38	—	38
Distributions to common stockholders	—	—	—	(75,613)	—	—	(75,613)	—	(75,613)
Issuance of shares for distribution reinvestment plan	4,262,336	4	40,834	(40,838)	—	—	—	—	—
Repurchase of common stock	(9,113,598)	(9)	(83,565)	—	—	—	(83,574)	—	(83,574)
Reduction of common stock subject to redemption	—	—	42,736	—	—	—	42,736	—	42,736
Redemptions in excess of distribution reinvestment plan	—	—	—	—	—	—	—	—	—
Issuance of limited partnership units	—	—	—	—	—	—	—	205,000	205,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(4,368)	(4,368)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(13)	(13)
Offering costs on preferred shares	—	—	(4,959)	—	—	—	(4,959)	—	(4,959)
Net income	—	—	—	—	17,618	—	17,618	789	18,407
Other comprehensive income	—	—	—	—	—	(4,869)	(4,869)	(310)	(5,179)

Balance December 31, 2018	174,278,341	$174	$1,556,770	$(570,977)	$128,525	$(2,409)	$1,112,083	$232,203	$1,344,286

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Income (Deficit)	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance December 31, 2018	174,278,341	$174	$1,556,770	$(570,977)	$128,525	$(2,409)	$1,112,083	$232,203	$1,344,286
Gross proceeds from issuance of common stock	973,490	—	9,383	—	—	—	9,383	—	9,383
Deferred equity compensation	260,039	—	2,623	—	—	—	2,623	—	2,623
Cash distributions to common stockholders	—	—	—	(89,836)	—	—	(89,836)	—	(89,836)
Issuance of shares for distribution reinvestment plan	4,298,420	4	41,056	(40,840)	—	—	220	—	220
Repurchase of common stock	(31,290,588)	(30)	(296,629)	—	—	—	(296,659)	—	(296,659)
Reclassification of common stock subject to redemption	—	—	(9,042)	—	—	—	(9,042)	—	(9,042)
Issuance of limited partnership units	—	—	—	—	—	—	—	25,000	25,000
Issuance of stock dividend for noncontrolling interest	—	—	—	—	—	—	—	1,861	1,861
Issuance of stock dividends	1,279,084	2	12,189	(14,139)	—	—	(1,948)	—	(1,948)
Mergers	78,054,934	78	746,160	—	—	—	746,238	5,039	751,277
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(19,716)	(19,716)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(45)	(45)
Offering costs	—	—	(1,906)	—	—	—	(1,906)	—	(1,906)
Reclass of noncontrolling interest subject to redemption	—	—	—	—	—	—	—	3	3
Net income	—	—	—	—	24,787	—	24,787	3,749	28,536
Other comprehensive loss	—	—	—	—	—	(19,466)	(19,466)	(3,054)	(22,520)

Balance December 31, 2019	227,853,720	$228	$2,060,604	$(715,792)	$153,312	$(21,875)	$1,476,477	$245,040	$1,721,517

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Operating Activities:
Net income	$37,044	$22,038	$146,133
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building and building improvements	80,394	60,120	55,982
Amortization of leasing costs and intangibles, including ground leasehold interests and leasing costs	73,031	59,048	60,601
Amortization of (below) above market leases	(3,201)	(685)	1,689
Amortization of deferred financing costs and debt premium	5,562	3,071	2,444
Amortization of swap interest	126	126	—
Deferred rent	(19,519)	(8,571)	(11,372)
Deferred rent, ground lease	1,640	—	—
Termination fee revenue — receivable from tenant, net	(6,000)	(3,114)	(12,845)
Gain from sale of depreciable operating property	(29,940)	(1,231)	(116,382)
(Gain) loss on fair value of earn-out	(1,461)	—	—
Unrealized loss on interest rate swap	—	2	68
(Gain) loss from investment in unconsolidated entities	5,307	2,254	2,065
(Gain) loss from investments	307	—	—
Impairment provision	30,734	—	8,460
Performance distribution allocation (non-cash)	(2,604)	—	—
Stock-based compensation	2,623	38	173
Change in operating assets and liabilities:
Deferred leasing costs and other assets	(7,775)	(13,503)	3,332
Restricted reserves	14	57	(175)
Accrued expenses and other liabilities	(9,505)	3,463	1,098
Due to affiliates, net	4,072	(2,254)	826

Net cash provided by operating activities	160,849	120,859	142,097

Investing Activities:
Cash acquired in connection with the Mergers, net of acquisition costs	25,320	—	—
Acquisition of properties, net	(38,775)	(182,250)	(134,130)
Proceeds from disposition of properties	139,446	11,442	394,502
Real estate acquisition deposits	(1,047)	(3,350)	(1,350)
Reserves for tenant improvements	1,039	(357)	—
Improvements to real estate	—	—	(760)
Payments for construction in progress	(46,346)	(24,398)	(11,293)
Investment in unconsolidated joint venture	—	(3,274)	—
Distributions of capital from investment in unconsolidated entities	14,603	7,691	7,599
Purchase of investments	(8,422)	—	—

Net cash provided by (used in) investing activities	85,818	(194,496)	254,568

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Financing Activities:
Proceeds from borrowings — BOA Loan	$—	$—	$375,000
Proceeds from borrowings — Term Loan	627,000	—	—
Proceeds from borrowings — Revolver Loan	315,854	—	—
Proceeds from borrowings — Revolver Loan — EA-1	—	96,100	54,000
Principal payoff of secured indebtedness — Revolver Loan	(104,439)	—	—
Principal payoff of secured indebtedness — Mortgage Debt	—	(18,954)	(41,493)
Principal payoff of secured indebtedness — Unsecured Credit Facility — EA-1	(715,000)	(106,253)	(441,256)
Partial principal payoff of TW Telecom loan	—	—	(324)
Principal amortization payments on secured indebtedness	(6,577)	(6,494)	(6,491)
Deferred financing costs	(5,737)	(24)	(3,329)
Offering costs	(2,384)	—	—
Issuance of perpetual convertible preferred shares	—	125,000	—
Repurchase of common stock	(200,013)	(83,574)	(98,906)
Repurchase of noncontrolling interest	(53)	—	—
Issuance of common stock, net of discounts and underwriting costs	8,826	—	—
Payment of offering costs — preferred shares	—	(4,959)	—
Dividends paid on preferred units subject to redemption	(8,188)	(1,228)	—
Distributions to noncontrolling interests	(16,865)	(4,737)	(4,737)
Distributions to common stockholders	(90,116)	(71,822)	(71,124)

Net cash used in financing activities	(197,692)	(76,945)	(238,660)

Net increase (decrease) in cash, cash equivalents and restricted cash	48,975	(150,582)	158,005
Cash, cash equivalents and restricted cash at the beginning of the period	64,285	214,867	56,862

Cash, cash equivalents and restricted cash at the end of the period	$113,260	$64,285	$214,867

Supplemental disclosure of cash flow information:
Cash paid for interest	$65,040	$50,736	$48,253
Supplemental disclosures of non-cash investing and financing transactions:
Goodwill -Self Administration Transaction	$—	$229,948	$—
Affiliates — receivables and other related party assets acquired in Self Administration Transaction	$—	$19,878	$—
Increase in distributions payable to common stockholders	$3,293	$3,792	$32
Increase in distributions payable to noncontrolling interests	$1,355	$—	$—
Common stock issued pursuant to the distribution reinvestment plan	$41,060	$40,838	$49,541
Increase in redemptions payable	$96,648	$—	$20,382
Issuance of stock dividends	$14,139	$—	$—
Limited partnership units issued in exchange for net assets acquired in Self Administration Transaction	$25,000	$205,000	$—
Due to affiliates- Self Administration Transaction	$—	$41,114	$—
Other liabilities assumed in Self Administration Transaction	$—	$7,951	$—
Decrease in fair value swap agreement	$(22,303)	$(5,427)	$(6,795)
Net assets acquired in Merger in exchange for common shares	$751,277	$—	$—
Implied EA-1 common stock and operating partnership units issued in exchange for net assets acquired in Merger	$751,277	$—	$—
Operating lease right-of-use assets obtained in exchange for lease liabilities upon adoption of ASC 842 on January 1, 2019	$25,521	$—	$—
Operating lease right-of-use assets obtained in exchange for lease liabilities upon adoption of ASC 842 subsequent to January 1, 2019	$16,919	$—	$—
Distributions to redeemable noncontrolling interests attributable to common stockholders as reflected on the consolidated statements of operations	$—	$355	$356

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

1.	Organization

Griffin Capital Essential Asset REIT, Inc., formerly known as Griffin Capital Essential Asset REIT II, Inc. (“GCEAR”), is a real estate investment trust (“REIT”) organized primarily with the purpose of acquiring single tenant net lease properties essential to the business operations of the tenant, and has used a substantial amount of the net investment proceeds from its offerings to invest in such properties. GCEAR’s year-end date is December 31.

On December 14, 2018, GCEAR, Griffin Capital Essential Asset Operating Partnership II, L.P. (the “GCEAR II Operating Partnership”), GCEAR’s wholly-owned subsidiary Globe Merger Sub, LLC (“Merger Sub”), the entity formerly known as Griffin Capital Essential Asset REIT, Inc. (“EA-1”), and Griffin Capital Essential Asset Operating Partnership, L.P. (the “EA-1 Operating Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). On April 30, 2019, pursuant to the Merger Agreement, (i) EA-1 merged with and into Merger Sub, with Merger Sub surviving as GCEAR’s direct, wholly-owned subsidiary (the “Company Merger”) and (ii) the GCEAR II Operating Partnership merged with and into the EA-1 Operating Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with the EA-1 Operating Partnership (and now known as the “Current Operating Partnership”) surviving the Partnership Merger. In addition, on April 30, 2019, following the Mergers, Merger Sub merged into GCEAR. In connection with the Mergers, each issued and outstanding share of EA-1’s common stock (or fraction thereof) was converted into 1.04807 shares of GCEAR’s newly created Class E common stock, $0.001 par value per share, and each issued and outstanding share of EA-1’s Series A cumulative perpetual convertible preferred stock was converted into one share of GCEAR’s newly created Series A cumulative perpetual convertible preferred stock (the “Series A Preferred Shares”). Also on April 30, 2019, each EA-1 Operating Partnership unit outstanding converted into 1.04807 Class E units in the Current Operating Partnership and each unit outstanding in the GCEAR II Operating Partnership converted into one unit of like class in the Current Operating Partnership (the “OP Units”). On April 30, 2019, GCEAR issued approximately 174,981,547 Class E shares and 5,000,000 shares of Series A Preferred Shares. Immediately following the consummation of the Mergers, GCEAR had 252,863,421 shares of common stock outstanding, and 5,000,000 shares of Series A Preferred Shares outstanding and the Current Operating Partnership had 284,533,435 OP Units outstanding.

In connection with the Mergers, GCEAR was the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes, as discussed in Note 4, Real Estate. Thus, the financial information set forth herein subsequent to the Mergers reflects results of the combined entity, and the financial information set forth herein prior to the Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful.

Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” herein mean EA-1 and one or more of EA-1’s subsidiaries for periods prior to the Mergers, and GCEAR and one or more of GCEAR’s subsidiaries for periods following the Mergers. Certain historical information of GCEAR is included for background purposes.

Prior to the Mergers, on December 14, 2018, EA-1 and the EA-1 Operating Partnership entered into a series of transactions, agreements, and amendments to EA-1’s existing agreements and arrangements (such agreements and amendments hereinafter collectively referred to as the “Self Administration Transaction”), with EA-1’s former sponsor, Griffin Capital Company, LLC (“GCC”), and Griffin Capital, LLC (“GC LLC”), pursuant to which GCC and GC LLC contributed to the EA-1 Operating Partnership all of the membership interests of Griffin Capital Real Estate Company, LLC (“GRECO”) and certain assets related to the business of GRECO, in exchange for 20,438,684 units of limited partnership in the EA-1 Operating Partnership and additional limited

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

partnership units as earn-out consideration. As a result of the Self Administration Transaction, EA-1 became self-managed and acquired the advisory, asset management and property management business of GRECO. As part of the Self Administration Transaction, EA-1 entered into a series of agreements and amendments to existing agreements which were assumed by GCEAR pursuant to the Mergers.

On December 12, 2018, in connection with the Mergers, the board of directors (the “Board”) of the Company approved the temporary suspension of the distribution reinvestment plan (“DRP”) and share redemption program (“SRP”) (the board of directors of EA-1 also approved the temporary suspension of its distribution reinvestment plan and share redemption program on such date). During the quarter ended September 30, 2018, the Company reached the 5% annual limitation of the SRP for 2018 and, therefore, redemptions submitted for the fourth quarter of 2018 were not processed. The DRP was officially suspended as of December 30, 2018, and the SRP was officially suspended as of January 19, 2019. All December 2018 distributions were paid in cash only. On February 15, 2019, the Board determined it was in the best interests of the Company to reinstate the DRP effective with the February distributions paid on or around March 1, 2019. On June 12, 2019, the Board approved, effective as of July 13, 2019, (i) the reinstatement of the SRP; and (ii) the inclusion of the Company’s Class E shares in the SRP, such that holders of the Company’s Class E shares may utilize the SRP and redeem their shares under the SRP subject to certain limitations and conditions as described in the SRP. Stockholders of EA-1 who were enrolled in EA-1’s distribution reinvestment plan were automatically enrolled in the Company’s DRP, unless such stockholder requested to not be enrolled in the Company’s DRP.

On September 20, 2017, GCEAR commenced a follow-on offering of up to $2.2 billion of shares (the “Follow-On Offering”), consisting of up to $2.0 billion of shares in GCEAR’s primary offering and $0.2 billion of shares pursuant to its DRP. Pursuant to the Follow-On Offering, GCEAR offered to the public four new classes of shares of common stock: Class T shares, Class S shares, Class D shares, and Class I shares with net asset value (“NAV”) based pricing. The share classes have different selling commissions, dealer manager fees, and ongoing distribution fees. On August 16, 2018, the board of directors of GCEAR approved the temporary suspension of the primary portion of the Follow-On Offering, effective August 17, 2018. On June 12, 2019, the Board approved the reinstatement of the primary portion of the Follow-On Offering, effective June 18, 2019. Since September 20, 2017, the Company had issued 8,412,006 shares of common stock for aggregate gross proceeds of approximately $80.7 million in its offerings December 31, 2019. See Note 18, Subsequent Events, for the status of the Follow-on Offering, DRP and SRP.

The Current Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of December 31, 2019, the Company owned approximately 87.7% of the OP Units of the Current Operating Partnership. As a result of the contribution of five properties to the Company and the Self Administration Transaction, the former sponsor and certain of its affiliates, including certain officers of the Company, owned approximately 10.6% of the OP Units of the Current Operating Partnership, including approximately 2.4 million units owned by the Company’s Executive Chairman and Chairman of the Board, Kevin A. Shields, as of December 31, 2019. The remaining approximately 1.7% OP Units are owned by unaffiliated third parties. 6,000 OP Units of the Current Operating Partnership have been redeemed during the years ended December 31, 2019 and 2018. The Current Operating Partnership may conduct certain activities through one or more of the Company’s taxable REIT subsidiaries, which are wholly-owned subsidiaries of the Current Operating Partnership.

Since November 9, 2009, the Company had issued 281,468,830 shares of common stock as of December 31, 2019. The Company has received aggregate gross offering proceeds of approximately $2.7 billion from the sale of shares in its various private offerings, public offerings, and DRP offerings (shares and gross offering proceeds

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

include EA-1 amounts). The Company also issued approximately 43,772,611 shares of its common stock upon the consummation of the merger of Signature Office REIT, Inc. in June 2015. There were 227,853,720 shares of common stock outstanding as of December 31, 2019, including shares issued pursuant to the DRP, less shares redeemed pursuant to the SRP and self-tender offer. As of December 31, 2019 and December 31, 2018, the Company had issued approximately $293.7 million and $252.8 million in shares pursuant to the DRP, respectively. As of December 31, 2019, 20.6 million subject to the Company’s quarterly cap on aggregate redemptions are classified on the consolidated balance sheet as common stock subject to redemption.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States (“GAAP”) as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the SEC. The consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the years ended December 31, 2019 and 2018.

The consolidated financial statements of the Company include all accounts of the Company, the Current Operating Partnership, and its subsidiaries. Intercompany transactions are not shown on the consolidated statements. However, each property owning entity is a wholly owned subsidiary which is a special purpose entity (“SPE”), whose assets and credit are not available to satisfy the debts or obligations of any other entity, except to the extent required with respect to any co-borrower or guarantor under the same credit facility.

Principles of Consolidation

The Company’s financial statements, and the financial statements of the Current Operating Partnership, including its wholly-owned subsidiaries, are consolidated in the accompanying consolidated financial statements. The portion of these entities not wholly-owned by the Company is presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated in consolidation.

Consolidation Considerations

Current accounting guidance provides a framework for identifying a variable interest entity (“VIE”) and determining when a company should include the assets, liabilities, noncontrolling interests, and results of activities of a VIE in its consolidated financial statements. In general, a VIE is an entity or other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. Generally, a VIE should be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and noncontrolling interest at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. See Note 5, Investments, for more detail.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no cash equivalents, nor were there restrictions on the use of the Company’s cash balance as of December 31, 2019 and 2018.

The Company maintains its cash accounts with major financial institutions. The cash balances consist of business checking accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. The Company has not experienced any losses with respect to cash balances in excess of government provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of December 31, 2019.

Restricted Cash

In conjunction with acquisitions of certain assets, as required by certain lease provisions or certain lenders in conjunction with an acquisition or debt financing, or credits received by the seller of certain assets, the Company assumed or funded reserves for specific property improvements and deferred maintenance, re-leasing costs, and taxes and insurance, which are included on the consolidated balance sheets as restricted cash. As of December 31, 2019, the Company had approximately $28.7 million restricted cash held at qualified intermediaries for the purpose of facilitating Section 1031 Exchanges.

Real Estate Purchase Price Allocation

The Company applies the provisions in ASC 805-10, Business Combinations (“ASC 805-10”), to account for the acquisition of real estate, or real estate related assets, in which a lease, or other contract, is in place representing an active revenue stream, as an asset acquisition (in rare cases, a business combination). In accordance with the provisions of ASC 805-10 (on an asset acquisition), the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their relative fair values. The accounting provisions have also established that transaction costs associated with an asset acquisition are capitalized.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate relative fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the relative fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables.

Depreciation and Amortization

The purchase price of real estate acquired and costs related to development, construction, and property improvements are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining contractual lease term
Tenant Origination and Absorption Cost	Remaining contractual lease term
In-place Lease Valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

If a lease is terminated or amended prior to its scheduled expiration, the Company will accelerate/extend the remaining useful life of the unamortized lease-related costs.

Assets Held for Sale

The Company accounts for properties held for sale in accordance with ASC 360, Property, Plant, and Equipment, (“ASC 360”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and ASU No. 2014-08, Presentation of Financial Statements and Property, Plant, and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU No. 2014-08”). Under ASU No. 2014-08, a discontinued operation is (i) a component of an entity or group of components that has been disposed of by sale, that has been disposed of other than by sale, or that is classified as held for sale that represents a strategic shift that has or will have a major effect on an entity’s operations and financial results or (ii) an acquired business or nonprofit activity that is classified as held for sale on the date of the acquisition.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

In accordance with ASC 205, a component of an entity or a group of components of an entity, or a business or nonprofit activity (the entity to be sold) shall be classified as held for sale in the period in which all of the required criteria are met.

In accordance with ASC 360, upon being classified as held for sale, a property is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. In addition, a property being held for sale ceases to be depreciated.

Impairment of Real Estate and Related Intangible Assets

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360, the Company assess the carrying values of our respective long-lived assets, whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable.

Recoverability of real estate assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. To review real estate assets for recoverability, the Company considers current market conditions as well as the Company’s intent with respect to holding or disposing of the asset. The intent with regard to the underlying assets might change as market conditions and other factors change. Fair value is determined through various valuation techniques, including discounted cash flow models, applying a capitalization rate to estimated net operating income of a property, quoted market values and third party appraisals, where considered necessary. The use of projected future cash flows is based on assumptions that are consistent with estimates of future expectations and the strategic plan used to manage the Company’s underlying business. If the Company analysis indicates that the carrying value of the real estate asset is not recoverable on an undiscounted cash flow basis, the Company will recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company performs its annual assessment on October 1st. The Company did not record any impairment of goodwill during the year ended December 31, 2019.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Tenant reimbursement revenue, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes (excluding taxes paid by a lessee directly to a third party on behalf of the lessor) and insurance, and capital expenditures, to the extent allowed pursuant to the lease (collectively, “Recoverable Expenses”), is recognized as revenue when the additional rent is due. Recoverable Expenses to be reimbursed by a tenant are determined based on the Company’s estimate of the property’s operating expenses for the year, pro rated based on leased square footage of the property, and are collected in equal installments as additional rent from the tenant, pursuant to the terms of the lease. At the end of each quarter, the Company reconciles the amount of additional rent paid by the tenant during the quarter to the actual amount of the Recoverable Expenses incurred by the Company for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances, the lease may restrict the amount the Company can recover from the tenant such as a cap on certain or all property operating expenses.

In a situation in which a lease associated with a significant tenant has been, or is expected to be, terminated early, or extended, the Company evaluates the remaining useful life of amortizable assets in the asset group related to the lease that will be terminated (i.e., above- and below-market lease intangibles, in-place lease value and deferred leasing costs). Based upon consideration of the facts and circumstances surrounding the termination or extension, the Company may write-off or accelerate the amortization associated with the asset group. Such amounts are included within rental and other income for above- and below-market lease intangibles and amortization for the remaining lease related asset groups in the consolidated statements of operations.

Derivative Instruments and Hedging Activities

ASC 815, Derivatives and Hedging (“ASC 815”) provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Further, ASC 815 requires qualitative disclosures regarding the Company’s objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company recorded all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, and whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. See Note 7, Interest Rate Contracts, for more detail.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Income Taxes

The Company has elected to be taxed as a REIT under the Code. To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service (“IRS”) grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of December 31, 2019, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a TRS. In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. On June 27, 2018, the Company converted the Griffin Capital JVMB (Fort Worth), LLC entity which holds the Heritage Common X (defined in Note 5, Investments) investment into a taxable subsidiary.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of December 31, 2019 and December 31, 2018, there were no material common stock equivalents that would have a dilutive effect on earnings (loss) per share for common stockholders.

During the year ended December 31, 2019, the Company retroactively adjusted the number of common shares outstanding in accordance with ASC 260-10, Earnings per Share (“ASC 260-10”). ASC 260-10 requires the computations of basic and diluted earnings per share to be adjusted retroactively for all periods presented to reflect the change in capital structure if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the consolidated financial statements are issued or are available to be issued, the per share computations for those and any prior period consolidated financial statements presented shall be based on the new number of shares.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Segment Information

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.

Change in Consolidated Financial Statements Presentation

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation. Recoverable state tax expenses have been reclassified from general and administrative expenses to property operating expenses on the statement of operations for all periods presented.

Unaudited Data

Any references to the number of buildings, square footage, number of leases, occupancy, and any amounts derived from these values in the notes to the consolidated financial statements are unaudited and outside the scope of the Company’s independent registered public accounting firm’s audit of its consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).

Recently Issued Accounting Pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB’s Accounting Standards Codification. The Company consider the applicability and impact of all ASUs. Other than the ASUs discussed below, the FASB has not recently issued any other ASUs that the Company expect to be applicable and have a material impact on the Company’s financial statements.

Adoption of New Accounting Pronouncements

On February 25, 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. ASU 2016-02 was subsequently amended by the following updates: (i) ASU 2018-10, Leases: Codification Improvements to Topic 842, (ii) ASU 2018-11, Leases: Targeted Improvements, (iii) ASU 2018-20, Leases: Narrow Scope Improvements for Lessors and (iv) ASU 2019-01, Leases: Codification Improvements (collectively referred to as “ASC 842”). ASC 842 supersedes prior lease accounting guidance contained in ASC 840, Leases (“ASC 840”).

On January 1, 2019, the Company adopted ASC 842 using the modified retrospective approach and elected to apply the provisions as of the date of adoption on a prospective basis. Upon adoption of ASC 842, the Company elected the “package of practical expedients,” which allowed the Company to not reassess (a) whether expired or existing contracts as of January 1, 2019 are or contain leases, (b) the lease classification for any expired or existing leases as of January 1, 2019, and (c) the treatment of initial direct costs relating to any existing leases as of January 1, 2019. The package of practical expedients was made as a single election and was consistently applied to all leases that commenced before January 1, 2019.

Lessor

ASC 842 requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. As the Company elected the package

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

of practical expedients, the Company’s existing leases as of January 1, 2019 continue to be accounted for as operating leases.

Upon adoption of ASC 842, the Company elected the practical expedient permitting lessors to elect by class of underlying asset to not separate nonlease components (for example, maintenance services, including common area maintenance) from associated lease components (the “non-separation practical expedient”) if both of the following criteria are met: (1) the timing and pattern of transfer of the lease and non-lease component(s) are the same and (2) the lease component would be classified as an operating lease if it were accounted for separately. If both criteria are met, the combined component is accounted for in accordance with ASC 842 if the lease component is the predominant component of the combined component; otherwise, the combined component is accounted for in accordance with the revenue recognition standard. The Company assessed the criteria above with respect to the Company’s operating leases and determined that they qualify for the non-separation practical expedient. As a result, the Company has accounted for and presented all rental income earned pursuant to operating leases, including property expense recovery, as a single line item, “Rental income,” in the consolidated statement of operations for the year ended December 31, 2018. Prior to the adoption of ASC 842, the Company presented rental income, property expense recovery and other income related to leases separately in the Company’s consolidated statements of operations. For comparability, the Company adjusted the comparative consolidated statement of operations for the year ended December 31, 2018 and 2017 to conform to the 2019 financial statement presentation.

Under ASC 842, lessors are required to record revenues and expenses on a gross basis for lessor costs (which include real estate taxes) when these costs are reimbursed by a lessee. Conversely, lessors are required to record revenues and expenses on a net basis for lessor costs when they are paid by a lessee directly to a third party on behalf of the lessor. Prior to the adoption of ASC 842, the Company recorded revenues and expenses on a gross basis for real estate taxes whether they were reimbursed to the Company by a tenant or paid directly by a tenant to the taxing authorities on the Company’s behalf. Effective January 1, 2019, the Company is recording these costs in accordance with ASC 842.

Lessee

ASC 842 requires lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset (“ROU asset”), which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. ASC 842 also requires lessees to classify leases as either finance or operating leases based on whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification is used to evaluate whether the lease expense should be recognized based on an effective interest method or on a straight-line basis over the term of the lease.

On January 1, 2019, the Company was the lessee on two ground leases, which were classified as operating leases under ASC 840. As the Company elected the packages of practical expedients, the Company is not required to reassess the classification of these existing leases and, as such, these leases continue to be accounted for as operating leases. In the event the Company modifies existing leases or enters into new leases in the future, such leases may be classified as finance leases.

On January 1, 2019, the Company recognized ROU assets and lease liabilities for these leases on the Company’s consolidated balance sheets, and on a go-forward basis, lease expense will be recognized on a

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

straight-line basis over the remaining term of the lease. On January 1, 2019, the Company recorded a ROU asset of $25.5 million and a corresponding liability of approximately $27.6 million relating to the Company’s existing ground lease arrangements. These operating leases were recognized based on the present value of the future minimum lease payments over the lease term. As these leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available in determining the present value of future payments. The discount rate used to determine the present value of these operating leases’ future payments was 5.36%. There was no impact to beginning equity as a result of the adoption related to the lessee accounting as the difference between the asset and liability is attributed to derecognition of pre-existing straight-line rent balances.

On March 1, 2019. the Company entered into an office lease located in Chicago, Illinois. The Company recorded a ROU asset of $0.6 million and a corresponding liability to the Company’s lease agreements (see Note 14, Operating Leases, for details). The discount rate used to determine the present value of these operating leases’ future payments was 3.94%.

On September 20, 2019, the Company acquired the McKesson II property (defined in Note 4, Real Estate) and assumed a ground lease from the seller. The Company recorded a ROU asset of $16.3 million and a corresponding liability to the Company’s existing ground lease agreements (see Note 14, Operating Leases, for details). The discount rate used to determine the present value of these operating leases’ future payments was 4.36%.

Upon adoption of ASC 842, the Company also elected the practical expedient to not separate non-lease components, such as common area maintenance, from associated lease components for the Company’s ground and office space leases.

Reclassification of the Prior Year Presentation of Rental Income and Property Expense Recovery

As described below, rental income, termination income and property expense recovery related to the Company’s operating leases for which the Company is the lessor qualified for the single component practical expedient and was classified as rental income in the Company’s consolidated statements of operations. Prior to the adoption of the new lease accounting standard, the Company classified rental income, termination income and property expense recovery separately in the Company’s consolidated statements of operations, in accordance with the guidance in effect prior to January 1, 2019. Upon adoption of the new lease accounting standard, the Company’s comparative statements of operations from the prior period have been reclassified to conform to the new single component presentation of rental income, termination income and property expense recovery, classified within “Rental Income” in the Company’s consolidated statements of operations.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The table below provides a reconciliation of the prior period presentation of the statement of operations line items that were reclassified in the Company’s consolidated statement of operations to conform to the current period presentation, pursuant to the adoption of the new lease accounting standard and election of the single component practical expedient (in thousands):

	Year Ended December 31,
	2018	2017
Presentation prior to January 1, 2019
Lease income	$247,442	$257,465
Lease termination income	15,671	14,604
Property expense recoveries	73,246	74,421

Rental income	$336,359	$346,490

3.	Self Administration Transaction

Fair Value of Consideration Transferred

The Company accounted for the Self Administration Transaction as a business combination under the acquisition method of accounting.

Under the terms of the Self Administration Transaction, the following consideration was given in exchange for 100% of the membership interests in GRECO:

Amount
Fair value of EA-1 Operating Partnership units issued	$205,000
Fair value of earn-outs	29,380
Accrued liabilities:
Executive deferred compensation plan	7,795
Other liabilities	11,890

Total consideration	254,065
Less: accounts receivable from affiliates and other assets	(19,878)

Net consideration	$234,187

As part of the Self Administration Transaction, the Current Operating Partnership issued 20.4 million OP Units with an estimated fair value per unit of $10.03. The terms of the Self Administration Transaction included two earn-outs structured with an estimated fair value obligation of approximately $29.4 million.

Assets Acquired and Liabilities Assumed

The Self Administration Transaction was accounted for using the acquisition method of accounting under ASC 805, Business Combinations (“ASC 805”), which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

During the nine months ended September 30, 2019, the Company finalized the purchase price allocation for the Self Administration Transaction. The following table summarizes the finalized purchase price allocation:

Amount
Assets:
Accounts receivable from affiliates and other assets	$19,878
Management contract intangibles	4,239
Goodwill	229,948

Total assets acquired	254,065
Liabilities:
Earn-outs (due to affiliates)	29,380
Executive deferred compensation plan	7,795
Other liabilities	11,890

Total liabilities assumed	49,065

Net assets acquired	$205,000

The intangible assets acquired primarily consist of property management and advisory contracts that the Company, as advisor and property manager through certain subsidiaries, had with GCEAR. The value of the contracts was determined based on a discounted cash flow valuation of the projected revenues of the acquired contracts. The contracts are subject to an estimated useful life of approximately three months. As of September 30, 2019, the management and advisory contracts were fully amortized.

Goodwill

In connection with the Self Administration Transaction, the Company recorded goodwill of $229.9 million as a result of the consideration exceeding the fair value of the net assets acquired. Goodwill represents the estimated future benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill recorded represents the Company’s acquired workforce and its ability to generate additional opportunities for revenue and raise additional funds.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Self Administration Transaction occurred in 2018 and had been included in operations as of January 1, 2018. The pro forma operating information excludes certain nonrecurring adjustments, such as acquisition fees and expenses incurred, to reflect the pro forma impact the acquisition would have on earnings on a continuous basis:

Year Ended December 31, 2018
Revenue	$336,359

Net income	$61,362

Net income attributable to noncontrolling interests	$9,309

Net income attributable to common stockholders (1)	$48,423

Net income attributable to common stockholders per share, basic and diluted	$0.29

(1)

Amount is net of net income (loss) attributable to noncontrolling interests, distributions to redeemable noncontrolling interests attributable to common stockholders and distributions to preferred shareholders.

4.	Real Estate

As of December 31, 2019, the Company’s real estate portfolio consisted of 99 properties in 25 states consisting substantially of office, warehouse, and manufacturing facilities and one land parcel held for future development with a combined acquisition value of approximately $4.2 billion, including the allocation of the purchase price to above and below-market lease valuation.

Depreciation expense for buildings and improvements for the years ended December 31, 2019, 2018, and 2017 was $80.4 million, $60.1 million, and $56.0 million, respectively. Amortization expense for intangibles, including but not limited to, tenant origination and absorption costs for the years ended December 31, 2019, 2018, and 2017 was $73.0 million, $59.0 million, and $60.6 million, respectively.

2019 Acquisitions

The purchase price and other acquisition items for the property acquired during the year ended December 31, 2019 are shown below:

Property	Location	Tenant/Major Lessee	Acquisition Date	Purchase Price	Approx. Square Feet	Acquisition Fees and Expenses (1)	Year of Lease Expiration
McKesson II	Scottsdale, AZ	McKesson Corporation	9/20/2019	$37,674	124,900	$1,059	2029

(1)	The former advisor received acquisition fees equal to 2.5%. In addition, the Company incurred third-party costs associated with the acquisition.

Mergers

The Mergers were accounted for as an asset acquisition under ASC 805, with EA-1 treated as the accounting acquirer and the Mergers accounted for as a reverse acquisition. The total purchase price was allocated to the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets were recognized at their relative fair values in accordance with ASC 350, Intangibles. Based on an evaluation of the relevant factors and the guidance in ASC 805 requiring significant management judgment, the entity considered the acquirer for accounting purposes is not the legal acquirer. In order to make this consideration, various factors have been analyzed including which entity issued its equity interests, relative voting rights, existence of minority interests (if any), control of the board of directors, management composition, existence of a premium as it applies to the exchange ratio, relative size, transaction initiation, operational structure, relative composition of employees, surviving brand and name, and other factors. The strongest factor identified was the relative size of EA-1 and GCEAR. Based on financial measures, EA-1 was a significantly larger entity than GCEAR and its stockholders hold the majority of the voting shares of the Company.

The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of the Company as of the effective time of the Mergers were recorded at their respective relative fair values and added to those of EA-1. Transaction costs incurred by EA-1 were capitalized in the period in which the costs were incurred and services were received. The total purchase price was allocated to the individual assets acquired and liabilities assumed based upon their relative fair values. Intangible assets were recognized at their relative fair values in accordance with ASC 805.

Upon the effective time of the Mergers on April 30, 2019, each of EA-1’s 167.0 million issued and outstanding shares of common stock were converted into the right to receive 1.04807 newly issued shares of the Class E Common Stock of the Company. GCEAR’s 78.1 million issued and outstanding shares of common stock remained outstanding as of April 30, 2019. As the Mergers were accounted for as a reverse acquisition, the total consideration transferred was computed by dividing the Company’s outstanding shares as of April 30, 2019 by the exchange ratio of 1.04807 and multiplied by EA-1’s estimated value per share of $10.02 (including transaction costs) as of April 30, 2019. Consideration transferred is calculated as such (in thousands except share and per share data):

As of April 30, 2019
GCEAR’s common shares outstanding	78,054,934
Exchange ratio	1.04807

Implied EA-1 common stock issued in consideration	74,474,924
GCEAR’s operating partnership units outstanding	527,045
Exchange ratio	1.04807

Implied EA-1 operating partnership units issued in consideration	502,872
EA-1’s net asset value per share	$10.02

Total consideration	$751,278

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The following table summarizes the final purchase price allocation based on a valuation report prepared by the Company’s third-party valuation specialist that was subject to management’s review and approval:

As of April 30, 2019
Assets:
Cash assumed	$35,659
Land	135,875
Building and improvements	913,739
Tenant origination and absorption cost	214,428
Intangibles	3,627
Construction in progress	263
Other assets	5,964

Total assets	1,309,555

Liabilities:
Debt (net of $1.1 million premium)	498,906
Below market leases	12,476
Due to Affiliates	8,804
Distribution payable	1,854
Restricted reserves	11,050
Accounts payable and other liabilities	14,849

Total liabilities	547,939

Fair value of net assets acquired	761,616
Less: EA-1’s Merger expenses	10,338

Fair value of net assets acquired, less EA-1’s Merger expenses	$751,278

Merger-Related Expenses

In connection with the Mergers, the Company incurred various transaction and administrative costs. These costs included advisory fees, legal, tax, accounting, valuation fees, and other costs. These costs were capitalized as a component of the cost of the assets acquired. The costs that were obligations of GCEAR and expensed prior to the Mergers are not included in the Company’s consolidated statements of operations.

The following is a breakdown of the Company’s costs incurred during the year ended December 31, 2019 related to the Mergers:

Amount
Advisory and valuation fees	$8,592
Legal, accounting and tax fees	1,384
Other fees	362

Total Merger-related fees	$10,338

Real Estate — Valuation and Purchase Price Allocation

The Company allocates the purchase price to the relative fair value of the tangible assets of a property by valuing the property as if it were vacant. This “as-if vacant” value is estimated using an income, or discounted

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

cash flow, approach that relies upon Level 3 inputs, which are unobservable inputs based on the Company’s review of the assumptions a market participant would use. These Level 3 inputs include discount rates, capitalization rates, market rents and comparable sales data for similar properties. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. In calculating the “as-if vacant” value for acquisitions completed during the year ended December 31, 2019, the Company used a discount rate of 5.75% to 11.75%.

In determining the fair value of intangible lease assets or liabilities, the Company also considers Level 3 inputs. Acquired above and below-market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases, if applicable. The estimated fair value of acquired in-place at-market tenant leases are the costs that would have been incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property that would be incurred to lease the property to its occupancy level at the time of its acquisition. Acquisition costs associated with asset acquisitions are capitalized in the period they are incurred.

The following summarizes the purchase price allocations of the properties acquired during the year ended December 31, 2019:

Acquisition	Land	Building	Improvements	Tenant origination and absorption costs	In-place lease valuation - above market	In-place lease valuation - (below) market	Land Leasehold Value (Above Market)	Total (1)	2019 Revenue (2)
Mergers	$135,875	$850,811	$62,928	$214,428	$3,627	$(12,476)	$—	$1,255,193	$66,004
McKesson II (3)	$—	$25,446	$4,681	$11,513	$239	$—	$(3,072)	$38,807	$958

(1)	The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid including capitalized acquisition costs.
(2)	The operating results of the properties acquired have been included in the Company’s consolidated statement of operations since the acquisition date.
(3)

The Company recorded a ROU asset of $16.3 million and a corresponding liability to the Company’s existing ground lease agreements as part of the acquisition (see Note 14, Operating Leases, for details).

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation, tenant origination and absorption cost, and other intangibles, net of the write-off of intangibles for the years ended December 31, 2019 and 2018.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The following summarizes a list of the Company’s intangibles as of December 31, 2019 and 2018:

	December 31,
	2019	2018
In-place lease valuation (above market)	$44,012	$42,736
In-place lease valuation (above market) — accumulated amortization	(33,322)	(31,995)

In-place lease valuation (above market), net	10,690	10,741

Ground leasehold interest (below market)	2,254	2,255
Ground leasehold interest (below market) — accumulated amortization	(164)	(137)

Ground leasehold interest (below market), net	2,090	2,118

Intangibles — other	—	4,240

Intangible assets, net	$12,780	$17,099

In-place lease valuation (below market)	$(67,622)	$(55,147)
Land Leasehold interest (above market)	(3,073)	—
In-place lease valuation (below market) — accumulated amortization	38,890	32,032

Intangible liabilities, net	$(31,805)	$(23,115)

Tenant origination and absorption cost	$744,773	$530,181
Tenant origination and absorption cost — accumulated amortization	(354,379)	(296,201)

Tenant origination and absorption cost, net	$390,394	$233,980

The intangible assets are amortized over the remaining lease term of each property, which on a weighted-average basis, was approximately 7.36 years and 6.6 years as of December 31, 2019 and 2018, respectively. The amortization of the intangible assets and other leasing costs for the respective periods is as follows:

	Amortization (income) expense for the year ended December 31,
	2019	2018	2017
Above and below market leases, net	$(3,201)	$(685)	$1,689
Tenant origination and absorption cost	$69,502	$55,464	$59,046
Ground leasehold amortization (below market)	$(52)	$27	$27
Other leasing costs amortization	$3,581	$3,557	$1,527

The following table sets forth the estimated annual amortization (income) expense for in-place lease valuation, net, tenant origination and absorption costs, ground leasehold improvements, and other leasing costs as of December 31, 2019 for the next five years:

Year	In-place lease valuation, net	Tenant origination and absorption costs	Ground leasehold improvements	Other leasing costs
2020	$(2,150)	$64,739	$(291)	$4,911
2021	$(2,066)	$57,151	$(290)	$5,668
2022	$(2,467)	$54,050	$(290)	$5,673
2023	$(2,415)	$49,246	$(290)	$5,571
2024	$(1,593)	$41,479	$(291)	$5,533

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Tenant and Portfolio Risk

The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing the credit ratings of tenants (or their parent companies) that are rated by nationally recognized rating agencies; (2) reviewing financial statements and related metrics and information that are publicly available or required to be provided pursuant to the lease; (3) monitoring news reports and press releases regarding the tenants and their underlying business and industry; and (4) monitoring the timeliness of rent collections.

Restricted Cash

In conjunction with the acquisition of certain assets, as required by certain lease provisions or certain lenders in conjunction with an acquisition or debt financing, or credits received by the seller of certain assets, the Company assumed or funded reserves for specific property improvements and deferred maintenance, re-leasing costs, and taxes and insurance, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	December 31,
	2019	2018
Cash reserves (1)	$48,129	$12,945
Restricted Lockbox	10,301	2,862

Total	$58,430	$15,807

(1)

Approximately $28.7 million is held in escrow pending a tax-deferred real estate exchange, as permitted by Section 1031 of the Internal Revenue Code, with the sale of 10 Commerce Center Parkway property.

Sale of Properties

Lynnwood Land

On July 30, 2019, the Company sold the Lynnwood IV land parcel located in Lynnwood, WA for total proceeds of $1.8 million, less closing costs and other closing credits. The carrying value of the land parcel was approximately $1.3 million. Upon the sale, the Company recognized a gain of approximately $0.3 million.

7601 Technology Way

On September 5, 2019, the Company sold the 7601 Technology Way property located in Denver, Colorado for total proceeds of $48.8 million, less closing costs and other closing credits. The carrying value of the property on the closing date was approximately $37.6 million. Upon the sale of the property, the Company recognized a gain of approximately $8.1 million.

10 Commerce Center Parkway

On October 14, 2019, the Company sold the FedEx Freight property located in West Jefferson, Ohio for total proceeds of $30.3 million, less closing costs and other closing credits. The property sold for an approximate amount equal to the carrying value.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

2160 East Grand Avenue

On November 20, 2019, the Company sold the 2160 East Grand Avenue property located in El Segundo, California for total proceeds of $63.5 million, less closing costs and other closing credits. The carrying value of the property on the closing date was approximately $41.5 million. Upon the sale of the property, the Company recognized a gain of approximately $21.5 million.

Impairments

2200 Channahon Road & Houston Way I

During the year ended December 31, 2019, the Company recorded an impairment provision of approximately $30.7 million as it was determined that the carrying value of the real estate would not be recoverable on two properties. This impairment resulted from changes in projected cash flows the property was expected to generate. In determining the fair value of property, the Company considered Level 3 inputs. See Note 9, Fair Value Measurements, for details.

5.	Investments

Investment in Unconsolidated Entities

Heritage Commons X, LTD

In June 2018, the Company, through an a SPE, wholly-owned by the Current Operating Partnership, formed a joint venture (the “Heritage Common X”) for the construction and ownership of a four-story Class “A” office building with a net rentable area of approximately 200,000 square feet located in Fort Worth, Texas (the “Heritage Commons Property”). The Heritage Commons Property was completed in April 2019 and is 100% leased to Mercedes-Benz Financial Services USA.

On July 17, 2019, the Heritage Common X Ltd. sold the Heritage Trace Parkway property located in Fort Worth, TX. The net cash to the Company from the sale was approximately $8.2 million after repayment of approximately $41.4 million of debt, along with closing costs, credits, and distributions to its joint venture partners in accordance with the provisions of the governing documents. Upon the sale, the Company recognized an equity in earnings of approximately $4.1 million, net of estimated taxes of $0.6 million. At the time of the sale, the Company had an ownership interest of approximately 45% in the joint venture. The remaining balance as of December 31, 2019 represents approximately $0.4 million of escrow holdback deposit.

Digital Realty Trust, Inc.

In September 2014, the Company, through an SPE wholly-owned by the Current Operating Partnership, acquired an 80% interest in a joint venture with an affiliate of Digital Realty Trust, Inc. for $68.4 million, which was funded with equity proceeds raised in the Company’s public offerings. The gross acquisition value of the property was $187.5 million, plus closing costs, which was partially financed with debt of $102.0 million. The joint venture was created for purposes of directly or indirectly acquiring, owning, financing, operating and maintaining a data center facility located in Ashburn, Virginia (the “Property”). The Property is approximately 132,300 square feet and consists of certain data processing and communications equipment that is fully leased to a social media company and a financial services company with an average remaining lease term of approximately three years.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The joint venture used an interest rate swap to manage its interest rate risk associated with its variable rate debt, which expired in September 2019. The interest rate swap was designated as an interest rate hedge of its exposure to the volatility associated with interest rates. As a result of the hedge designation and in satisfying the requirement for cash flow hedge accounting, the joint venture recorded changes in the fair value in accumulated other comprehensive income. In conjunction with the investment in the joint venture discussed above, the Company recognized its 80% share, or approximately $0.2 million of other comprehensive loss for the year ended December 31, 2019.

The interests discussed above are deemed to be variable interests in variable interest entities (“VIE”) and, based on an evaluation of the variable interests against the criteria for consolidation, the Company determined that it is not the primary beneficiary of the investments, as the Company does not have power to direct the activities of the entities that most significantly affect their performance. As such, the interest in the VIEs are recorded using the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, the investments in the unconsolidated entities are stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the allocation of cash distributions upon liquidation of the investment at book value in accordance with the operating agreements. The Company’s maximum exposure to losses associated with its unconsolidated investments is primarily limited to its carrying value in the investments.

Impairment

During the year ended December 31, 2019, the Company recognized an other-than-temporary impairment loss on its investments in the unconsolidated Digital Realty Trust, Inc. joint venture. The impairment loss is a result of revised market rental rate expectations and tenant rents. The impairment loss is included in “(Loss) gain from investment in unconsolidated entities” on the Company’s consolidated statements of operations. In determining the fair value of property, the Company considered Level 3 inputs. See Note 9, Fair Value Measurements, for details.

As of December 31, 2019, the balance of the investments are shown below:

	Digital Realty Joint Venture	Heritage Common X		Total
Balance as of December 31, 2018	$27,291	$3,274		$30,565
Net (loss) income	(2,509)	4,128	(1)	1,619
Distributions	(7,055)	(6,958)		(14,013)
Other comprehensive loss	(217)	—		(217)
Impairment	(6,926)	—		(6,926)

Balance as of December 31, 2019	$10,584	$444		$11,028

(1)

Includes approximately $0.6 million in disposition and other fees owed to the Company’s former advisor. In addition, approximately $1.2 million of third party fees and taxes were incurred as part of the outside basis of the investment

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

6.	Debt

As of December 31, 2019 and December 31, 2018, the Company’s debt consisted of the following:

	December 31,			Contractual Interest Rate (1)	Loan Maturity	Effective Interest Rate (2)
	2019	2018
HealthSpring Mortgage Loan	$20,723	$21,219		4.18%	April 2023	4.61%
Midland Mortgage Loan	100,249	102,262		3.94%	April 2023	4.10%
Emporia Partners Mortgage Loan	2,104	2,554		5.88%	September 2023	5.98%
Samsonite	21,154	22,085		6.08%	September 2023	5.14%
Highway 94 loan	15,610	16,497		3.75%	August 2024	4.73%
AIG Loan II	126,970	—		4.15%	November 2025	4.91%
BOA Loan	375,000	375,000		3.77%	October 2027	3.92%
BOA/KeyBank Loan	250,000	—		4.32%	May 2028	4.16%
AIG Loan	105,762	107,562		4.96%	February 2029	5.08%

Total Mortgage Debt	1,017,572	647,179
2023 Term Loan	200,000	—		LIBO Rate +1.40%	June 2023	3.28%
2024 Term Loan	400,000	—		LIBO Rate +1.40%	April 2024	3.27%
2026 Term Loan	150,000	—		LIBO Rate +1.75%	April 2026	3.59%
Revolving Credit Facility (4)	211,500	—		LIBO Rate +1.45%	June 2023(4)	3.35%
Term Loan	—	715,000	(3)	—	—	—

Total Debt	1,979,072	1,362,179

Unamortized Deferred Financing Costs and Discounts, net	(9,968)	(8,648)

Total Debt, net	$1,969,104	$1,353,531

(1)

Including the effect of one interest rate swap agreement with a total notional amount of $425.0 million, the weighted average interest rate as of December 31, 2019 was 3.72% for both the Company’s fixed-rate and variable-rate debt combined and 3.89% for the Company’s fixed-rate debt only.

(2)	Reflects the effective interest rate as of December 31, 2019 and includes the effect of amortization of discounts/premiums and deferred financing costs.
(3)	Represents the Company’s Term Loan (defined below), which was fully repaid on May 1, 2019. See discussion below.
(4)

The LIBO rate as of December 31, 2019 was 1.69%. The Revolving Credit Facility has an initial term of approximately three years, maturing on June 28, 2022, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. See discussion below.

Unsecured Credit Facility

On July 20, 2015, EA-1, through the Current Operating Partnership, entered into an amended and restated credit agreement, as amended by that certain first amendment to amended and restated credit agreement dated as of February 12, 2016, with a syndicate of lenders, co-led by KeyBank National Association (“KeyBank”). Pursuant to the unsecured credit agreement, EA-1 was provided with a $1.14 billion senior unsecured credit facility (the “Unsecured Credit Facility”), consisting of a $500.0 million senior unsecured revolver (the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

“Revolver Loan”) and a $640.0 million senior unsecured term loan (the “Term Loan”). The Revolver Loan had an initial term of four years, maturing on July 20, 2019, and with an extension for a one-year period if certain conditions were met and upon payment of an extension fee. The Term Loan had a term of five years, maturing on July 20, 2020. On May 1, 2019, the Company paid off the remaining balances of the Term and Revolver Loans.

Second Amended and Restated Credit Agreement

On April 30, 2019, the Company, through the Current Operating Partnership (the “KeyBank Borrower”), entered into that certain second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) related to a revolving credit facility and three term loans described below (the “Term Loans” and collectively with the revolving credit facility, the “KeyBank Loans”) with a syndicate of lenders, under which KeyBank serves as administrative agent.

Pursuant to the Second Amended and Restated Credit Agreement, the Company was provided with a revolving credit facility (the “Revolving Credit Facility”) in an initial commitment amount of $750.0 million (the “Revolving Commitment”), a five-year term loan (the “2023 Term Loan”) in an initial commitment amount of $200.0 million (the “2023 Term Commitment”), a five-year term loan (the “2024 Term Loan”) in an initial commitment amount of $400.0 million (the “2024 Term Commitment”), and a seven-year term loan (the “2026 Term Loan”) in an initial commitment amount of $150.0 million (the “2026 Term Commitment”), which commitments may be increased under certain circumstances up to a maximum total commitment of $2.0 billion. Any increase in the total commitment will be allocated to the Revolving Credit Facility and/or the Term Loans in such amounts as the KeyBank Borrower and KeyBank may determine. The KeyBank Loans are evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the commitment amount must be made in amounts of not less than $25.0 million, and increases of $25.0 million in increments in excess thereof, provided that such increases do not exceed the maximum total commitment amount of $2.0 billion. The KeyBank Borrower may also reduce the amount of the Revolving Commitment in increments of $50.0 million, provided that at no time will the Revolving Credit Facility be less than $150.0 million, and such a reduction will preclude the KeyBank Borrower’s ability to later increase the commitment amount. The Revolving Credit Facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty.

The Revolving Credit Facility also provides for same day swingline advances to be provided by KeyBank, Bank of America, N.A., and Wells Fargo Bank, N.A., on a pro rata basis, up to $125.0 million in the aggregate. Such swingline advances will reduce dollar for dollar the availability under the Revolving Credit Facility, and must be repaid within 10 business days.

The Revolving Credit Facility has an initial term of approximately three years, maturing on June 28, 2022. The Revolving Credit Facility may be extended for a one-year period if certain conditions are met and the KeyBank Borrower pays an extension fee. Payments under the Revolving Credit Facility are interest only and are due on the first day of each quarter. Amounts borrowed under the Revolving Credit Facility may be repaid and reborrowed, subject to the terms of the Second Amended and Restated Credit Agreement.

The 2023 Term Loan has an initial term of approximately four years, maturing on June 28, 2023. Payments under the 2023 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2023 Term Loan may not be repaid and reborrowed.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The 2024 Term Loan has an initial term of five years, maturing on April 30, 2024. Payments under the 2024 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2024 Term Loan may not be repaid and reborrowed.

The 2026 Term Loan has an initial term of seven years, maturing on April 30, 2026. Payments under the 2026 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2026 Term Loan may not be repaid and reborrowed.

The KeyBank Loans have an interest rate calculated based on LIBOR plus the applicable LIBOR margin, as provided in the Second Amended and Restated Credit Agreement, or the Base Rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the KeyBank Borrower, the Company, and the Company’s subsidiaries, as disclosed in the periodic compliance certificate provided to our administrative agent each quarter. If the KeyBank Borrower obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor’s Rating Services, Moody’s Investors Service, Inc., or Fitch, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.

The Second Amended and Restated Credit Agreement relating to the Revolving Credit Facility provides that the KeyBank Borrower must maintain a pool of unencumbered real properties (each a “Pool Property” and collectively the “Pool Properties”) that meet certain requirements contained in the Second Amended and Restated Credit Agreement. The agreement sets forth certain covenants relating to the Pool Properties, including, without limitation, the following:

•	there must be no less than 15 Pool Properties at any time;

•	no greater than 15% of the aggregate pool value may be contributed by a single Pool Property or tenant;

•	no greater than 15% of the aggregate pool value may be contributed by Pool Properties subject to ground leases;

•	no greater than 20% of the aggregate pool value may be contributed by Pool Properties which are under development or assets under renovation;

•	the minimum aggregate leasing percentage of all Pool Properties must be no less than 90%; and

•	other limitations as determined by KeyBank upon further due diligence of the Pool Properties.

Borrowing availability under the Second Amended and Restated Credit Agreement is limited to the lesser of (i) an unsecured leverage ratio of no greater than 60%, or (ii) an unsecured interest coverage ratio of no less than 2.00:1.00.

In connection with the KeyBank Loans, the KeyBank Borrower paid closing costs, including arrangement fees, commitment fees and legal fees, of approximately $5.7 million. The KeyBank Borrower will pay KeyBank an administrative agent fee of $25,000 per year. In addition, an unused fee will be payable quarterly which is calculated based on the amount of the unused revolving loan commitments and is equal to 15 basis points if 50% or more of the loan commitments are used or 20 basis points if less than 50% of the loan commitments are used. At the time that the applicable LIBOR margin and base rate margin are determined in accordance with the Borrower’s investment grade rating as provided above, the KeyBank Borrower will pay a quarterly facility fee at a rate that is dependent on such rating and is based upon the total commitments.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Guarantors of the KeyBank Loans include us, each special purpose entity that owns a Pool Property, and each of the KeyBank Borrower’s other subsidiaries which owns a direct or indirect equity interest in a special purpose entity that owns a Pool Property.

In addition to customary representations, warranties, covenants, and indemnities, the KeyBank Loans require the KeyBank Borrower to comply with the following at all times, which will be tested on a quarterly basis:

•	a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition;

•

a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth at closing of the Revolving Credit Facility, or approximately $2.0 billion, plus 75% of net future equity issuances (including units of the operating partnership interests in the KeyBank Borrower), minus 75% of the amount of any payments used to redeem the Company’s stock or the KeyBank Borrower’s stock or the Company’s operating partnership units, minus any amounts paid for the redemption or retirement of or any accrued return on the preferred equity issued under the preferred equity investment made in EA-1’s August 2018 by SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13 (H);

•

upon consummation, if ever, of an initial public offering, a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth plus 75% of net future equity issuances (including units of operating partnership interests in the KeyBank Borrower) should we publicly list on the New York Stock Exchange;

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00;

•

a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•	a minimum unsecured interest coverage ratio of 2.00:1.00;

•	a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of our total asset value;

•	aggregate maximum unhedged variable rate debt of not greater than 30% of the Company’s total asset value; and

•	a maximum payout ratio of not greater than 95% commencing for the quarter ended September 30, 2019.

Furthermore, the activities of the KeyBank Borrower, the Company, and the Company’s subsidiaries must be focused principally on the acquisition, operation, and maintenance of income-producing office and industrial real estate properties. The Second Amended and Restated Credit Agreement contains certain restrictions with respect to the investment activities of the KeyBank Borrower, including, without limitation, the following: (i) unimproved land may not exceed 5% of total asset value; (ii) developments that are pre-leased assets under development may not exceed 20% of total asset value; (iii) investments in unconsolidated affiliates may not exceed 10% of total asset value; (iv) investments in mortgage notes receivable may not exceed 15% of total asset value; and (v) leased assets under renovation may not exceed 10% of total asset value. These investment limitations cannot exceed 25% in the aggregate, based on total asset value, as defined in the Second Amended and Restated Credit Agreement.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Bank of America and KeyBank Loan

On April 30, 2019, upon consummation of the Mergers, the Company assumed GCEAR’s obligations as carve-out guarantor under a non-recourse carve-out guaranty agreement, which was originally executed in connection with a loan agreement dated April 27, 2018 (the “Loan Agreement”), originally created by four SPEs that own the respective four properties noted below and were owned by the GCEAR II Operating Partnership with Bank of America, N.A. and KeyBank in which GCEAR borrowed $250.0 million (the “BofA/KeyBank Loan”).

The BofA/KeyBank Loan is secured by cross-collateralized and cross-defaulted first mortgage liens on the properties with the following tenants: 3M Company, Amazon.com.dedc LLC, Southern Company Services, Inc. and IGT (each, a “Secured Property”).

The BofA/KeyBank Loan has a term of 10 years, maturing on May 1, 2028. The BofA/KeyBank Loan bears interest at an annual rate of 4.32%. Commencing on June 1, 2020, the BofA/KeyBank Loan may be prepaid but only if such prepayment is made in full (with certain exceptions), subject to certain conditions set forth in the Loan Agreement, including 30 days’ prior notice to the Lender and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment. Commencing on November 1, 2027, the BofA/KeyBank Loan may be prepaid in whole or in part, subject to satisfaction of certain conditions, including 30 days’ prior notice to the Lender, without payment of any prepayment premium.

As of December 31, 2019, there was approximately $250.0 million outstanding pursuant to the BofA/KeyBank Loan.

AIG Loan II

On April 30, 2019, upon consummation of the Mergers, the Company assumed GCEAR’s obligation, which was originally executed in connection with a loan dated October 22, 2015, between six SPEs that were wholly owned by the GCEAR II Operating Partnership as the borrowers and The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the “Lenders”), pursuant to which the Lenders provided such SPEs with a loan in the aggregate amount of approximately $127.0 million (the “AIG Loan II”).

The AIG Loan II has a term of 10 years, maturing on November 1, 2025. The AIG Loan II bears interest at a rate of 4.15%. The AIG Loan II requires monthly payments of interest only for the first five years and fixed monthly payments of principal and interest thereafter. The AIG Loan II is secured by cross-collateralized and cross-defaulted first lien deeds of trust and second lien deeds of trust on certain properties. Each of the individual promissory notes comprising the AIG Loan II may be prepaid but only if such prepayment is made in full, subject to 30 days’ prior notice to the holder and payment of a prepayment premium in addition to all unpaid principal and accrued interest to the date of such prepayment.

As of December 31, 2019, there was approximately $127.0 million outstanding pursuant to the AIG Loan.

Term Loan

On July 20, 2015, the Company, through the EA-1 Operating Partnership, entered into an amended and restated credit agreement, as amended by that certain first amendment to amended and restated credit agreement

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

dated as of February 12, 2016 with a syndicate of lenders, co-led by KeyBank National Association (“KeyBank”). Pursuant to the unsecured credit agreement, the Company was provided with a $1.14 billion senior unsecured credit facility, consisting of a $500.0 million senior unsecured revolver and a $640.0 million senior unsecured term loan (the “Term Loan”). On March 29, 2016, the Company exercised its right to increase the total commitments, pursuant to the unsecured credit agreement. As a result, the total commitments on the Term Loan increased from $640.0 million to $715.0 million. On April 30, 2019, the Company paid off the outstanding balance of $715.0 million on the Term Loan with funds from the Revolving Credit Facility.

Debt Covenant Compliance

Pursuant to the terms of the Company’s mortgage loans and the KeyBank Loans, the Current Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. The Company was in compliance with all of its debt covenants as of December 31, 2019.

The following summarizes the future principal repayments of all loans as of December 31, 2019 per the loan terms discussed above:

As of December 31, 2019
2020	$6,882
2021	9,390
2022	9,826
2023	337,019
2024	439,302
Thereafter	1,176,653

Total principal	1,979,072
Unamortized debt premium/(discount)	(1,099)
Unamortized deferred loan costs	(8,869)

Total	$1,969,104

7.	Interest Rate Contracts

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by expected cash payments principally related to borrowings and interest rates. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company does not use derivatives for trading or speculative purposes.

Derivative Instruments

On August 31, 2018, the Company executed four interest rate swap agreements to hedge future variable cash flows associated with London Interbank Offered Rate (“LIBOR”). The forward-starting interest rate swaps with a total notional amount of $425.0 million become effective on July 1, 2020 and have a term of five years.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The Company has entered into interest rate swap agreements to hedge the variable cash flows associated with certain existing or forecasted LIBOR based variable-rate debt, including the Company’s KeyBank Loans. The change in the fair value of derivatives designated and qualifying as cash flow hedges is initially recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

The following table sets forth a summary of the interest rate swaps at December 31, 2019 and 2018:

				Fair Value (1)		Current Notional Amount
				December 31,		December 31,
Derivative Instrument	Effective Date	Maturity Date	Interest Strike Rate	2019	2018	2019	2018
Assets/(Liabilities):
Interest Rate Swap	7/9/2015	7/1/2020	1.69%	$(43)	$5,245	$425,000	$425,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(7,038)	(1,987)	125,000	125,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(5,651)	(1,628)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.83%	(5,665)	(1,636)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.84%	(5,749)	(1,711)	100,000	100,000

Total				$(24,146)	$(1,717)	$850,000	$850,000

(1)

The Company records all derivative instruments on a gross basis in the consolidated balance sheets, and accordingly there are no offsetting amounts that net assets against liabilities. As of December 31, 2019, derivatives in a liability position are included in the line item “Interest rate swap liability,” respectively, in the consolidated balance sheets at fair value.

The following table sets forth the impact of the interest rate swaps on the consolidated statements of operations for the periods presented:

	Year Ended December 31,
	2019	2018
Interest Rate Swap in Cash Flow Hedging Relationship:
Amount of (loss) gain recognized in AOCI on derivatives	$(19,944)	$(3,483)
Amount of (gain) loss reclassified from AOCI into earnings under “Interest expense”	$(2,359)	$(1,818)
Total interest expense presented in the consolidated statement of operations in which the effects of cash flow hedges are recorded	$73,557	$55,194

During the next twelve months subsequent to December 31, 2019, the Company estimates that an additional $2.8 million of income will be recognized from AOCI into earnings.

Certain agreements with the derivative counterparties contain a provision where if the Company defaults on any of the Company’s indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender within a specified time period, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2019 and 2018, the fair value of interest rate swaps in a net liability position, which excludes any adjustment for nonperformance risk related to these agreements, was approximately $24.1 million

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

and $1.7 million, respectively. As of December 31, 2019 and December 31, 2018, the Company had not posted any collateral related to these agreements.

8.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of December 31, 2019 and 2018:

	December 31,
	2019	2018
Real estate taxes payable	$13,385	$23,258
Prepaid tenant rent	20,510	15,204
Deferred compensation	9,209	—
Interest payable	12,264	9,310
Property operating expense payable	7,752	9,159
Accrued CIP	16,596	4,662
Other liabilities	16,673	19,023

Total	$96,389	$80,616

Deferred Compensation Plan

The Company maintains a voluntary, contributory, nonqualified deferred compensation plan which, for each year, permits key employees to defer a percentage of their compensation. The retirement benefit to be provided under the plan is a function of the participant’s deferred compensation and earnings thereupon. The plan is designed to primarily fund the retirement benefit liability through maintenance of certain investments, including participant cash deferrals. The liability to the deferred compensation plan participants as of December 31, 2019 was $9.2 million and is included in “Accrued expenses and other liabilities” in the consolidated balance sheet. The Company has certain investments, including corporate-owned life insurance policies (“COLI”), which had a market value that offset the participant liabilities.

9.	Fair Value Measurements

The Company is required to disclose fair value information about all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Company measures and discloses the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions. This hierarchy consists of three broad levels, as follows: (i) quoted prices in active markets for identical assets or liabilities, (ii) “significant other observable inputs,” and (iii) “significant unobservable inputs.” “Significant other observable inputs” can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. “Significant unobservable inputs” are typically based on an entity’s own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the years ended December 31, 2019 and 2018.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The following tables set forth the assets and liabilities that the Company measures at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2019 and 2018:

Assets/(Liabilities)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2019
Interest Rate Swap Liability	$(24,146)	$—	$(24,146)	$—
Earn-out Liability (due to affiliates)	$(2,919)	$—	$—	$(2,919)
Corporate Owned Life Insurance Asset	$2,134	$—	$2,134	$—
Mutual Funds Asset	$6,983	$6,983	$—	$—
Deferred Compensation Liability	$(9,209)	$—	$(9,209)	$—
December 31, 2018
Interest Rate Swap Asset	$5,245	$—	$5,245	$—
Interest Rate Swap Liability	$(6,962)	$—	$(6,962)	$—
Earn-out Liability (due to affiliates)	$(29,380)	$—	$—	$(29,380)

Earn-outs

As part of the Self Administration Transaction, the Current Operating Partnership paid GC LLC in operating units earn-out consideration of $25.0 million upon completion of the Mergers.

In addition, the Current Operating Partnership will pay GCC in cash earn-out consideration (“Cash Earn-Out”) equal to (i) 37.25% of the amounts received by the Company’s advisor as advisory fees pursuant to the Company’s advisory agreement with respect to the incremental common equity invested in the Company’s follow-on public offering from April 30, 2019 through the termination of the Company’s follow-on public offering, plus (ii) 37.25% of the amounts that would have been received by the Company’s advisor as performance distributions pursuant to the operating partnership agreement of the Company, with respect to assets acquired by the Company from April 30, 2019 through the termination of the follow-on public offering. The Cash Earn-Out consideration will accrue on an ongoing basis and be paid quarterly; provided that such cash earn-out consideration will in no event exceed an amount equal to 2.5% of the aggregate dollar amount of common equity invested in the Company pursuant to its follow-on public offering from April 30, 2019 through the termination of such follow-on public offering.

The Company estimates the fair value of the Cash Earn-Out liability using a discounted cash flow. The estimate requires the Company to make various assumptions about future equity raised, capitalization rates and annual net operating income growth. The liability is considered a Level 3 input in the fair value hierarchy. During the year ended December 31, 2019, the Company recorded an adjustment of approximately $1.5 million as a reduction in the Company’s liability. As of December 31, 2019, the fair value of the liability was estimated to be $2.9 million. As of December 31, 2019, no payments on the estimated liability have occurred.

Real Estate

For the year ended December 31, 2019, the Company determined that two of the Company’s properties were impaired based upon discounted cash flow analyses where the most significant inputs were the market rental rates, terminal capitalization rate and discount rate. The Company considered these inputs as Level 3 measurements within the fair value hierarchy. The following table is a summary of the quantitative information

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

related to the non-recurring fair value measurement for the impairment of the Company’s real estate properties as of December 31, 2019.

	Range of Inputs or Inputs
	December 31, 2019
Unobservable Inputs	2200 Channahon Road	Houston Westway I
Market rent per square foot	$2.00 to $3.00	$15.00 to $17.00
Terminal capitalization rate	9.25%	7.75%
Discount rate	10.50%	9.00%

Investment in Unconsolidated Entities

For the year ended December 31, 2019, the Company determined that its investment in the Digital Realty Trust, Inc. joint venture was other-than-temporarily impaired. The estimation of value for the Digital Realty Trust, Inc. includes an analysis of the Company’s share of net assets, after consideration of the fair value of the Digital Realty Trust, Inc’s. assets and liabilities, pursuant to the distribution provisions provided for in the operating agreement. The value of the underlying real estate asset was determined using discounted cash flow analyses where the most significant inputs were market rental rates, terminal capitalization rate and discount rate.

The Company considered these inputs as Level 3 measurements within the fair value hierarchy. The following table is a summary of the quantitative information related to the non-recurring fair value measurement for the impairment on the Company’s investment in unconsolidated entities as of December 31, 2019:

Range of Inputs or Inputs
Unobservable Inputs	December 31, 2019
Market rent per kilowatt-hour (kWh)	$80.00 to $90.00
Terminal capitalization rate	6.00%
Discount rate	6.75%

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Financial Instruments Disclosed at Fair Value

Financial instruments as of December 31, 2019 and December 31, 2018 consisted of cash and cash equivalents, restricted cash, accounts receivable, accrued expenses and other liabilities, and mortgage payable and other borrowings, as defined in Note 6, Debt. With the exception of the mortgage loans in the table below, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of December 31, 2019 and December 31, 2018. The fair value of the five mortgage loans in the table below is estimated by discounting each loan’s principal balance over the remaining term of the mortgage using current borrowing rates available to the Company for debt instruments with similar terms and maturities. The Company determined that the mortgage debt valuation in its entirety is classified in Level 2 of the fair value hierarchy, as the fair value is based on current pricing for debt with similar terms as the in-place debt.

	December 31, 2019		December 31, 2018
	Fair Value	Carrying Value (1)	Fair Value	Carrying Value (1)
Samsonite	$22,103	$21,154	$22,440	$22,085
Highway 94 loan	$15,101	$15,610	$15,601	$16,497
AIG Loan II	$122,258	$126,970	$—	$—
BOA/KeyBank Loan	$264,101	$250,000	$—	$—
AIG Loan	$101,663	$105,762	$108,032	$107,562

(1)	The carrying values do not include the debt premium/(discount) or deferred financing costs as of December 31, 2019 and December 31, 2018. See Note 6, Debt, for details.

10.	Equity

Share Classes

Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares, Class AAA and Class E shares vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of the Company’s stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

As of December 31, 2019, there were 407,773 shares of Class T common stock, 1,790 shares of Class S common stock, 25,860 shares of Class D common stock, 1,607,399 shares of Class I common stock, 24,035,934 shares of Class A common stock, 46,675,314 of Class AA common stock, 947,992 shares of Class AAA common stock, and 154,151,658 of Class E common stock outstanding.

Common Equity

As of December 31, 2019, the Company had received aggregate gross offering proceeds of approximately $2.7 billion from the sale of shares in the private offering, the public offerings, and the DRP offerings, as discussed in Note 1, Organization. The Company also issued approximately 43,772,611 shares of its common stock upon the consummation of the merger of Signature Office REIT, Inc. in June 2015 and 174,981,547 Class E shares (in exchange for all outstanding shares of EA-1’s common stock at the time of the Mergers) in April 2019 upon the consummation of the Mergers. As of December 31, 2019, there were 227,853,720 shares outstanding, including shares issued pursuant to the DRP, less shares redeemed pursuant to the SRP and the self-tender offer, which occurred in May 2019.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Extension of the Follow-On Offering

On August 8, 2019, the Company’s Board extended the termination date of the Company’s Follow-On Offering from September 20, 2019 to September 20, 2020, which is three years after the effective date of the Company’s Follow-On Offering. The Company’s Board reserved the right to further extend the Follow-On Offering, in certain circumstances, or terminate the Company’s Follow-On Offering at any time prior to September 20, 2020.

Distribution Reinvestment Plan (DRP)

The Company has adopted the DRP, which allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. No sales commissions or dealer manager fees will be paid on shares sold through the DRP, but the DRP shares will be charged the applicable distribution fee payable with respect to all shares of the applicable class. The purchase price per share under the DRP is equal to the NAV per share applicable to the class of shares purchased, calculated as of the distribution date. The Company may amend or terminate the DRP for any reason at any time upon 10 days’ prior written notice to stockholders, which may be provided through the Company’s filings with the SEC.

As of December 31, 2019 and December 31, 2018, the Company had issued approximately $293.7 million and $252.8 million in shares pursuant to the DRP, respectively. As of December 31, 2019, $20.6 million which was subject to the Company’s quarterly cap on aggregate redemptions are classified on the consolidated balance sheet as common stock subject to redemption.

Share Redemption Program

The Company has adopted the SRP that enables stockholders to sell their stock to the Company in limited circumstances. The SRP was previously suspended as of January 19, 2019, due to the Company’s then-pending Mergers with EA-1 and the EA-1 Operating Partnership. On June 12, 2019, the Board reinstated the SRP effective as of July 13, 2019. All classes of shares of the Company’s common stock are eligible for redemption under the SRP.

On August 8, 2019, the Company’s Board amended and restated its SRP, effective as of September 12, 2019, in order to (i) clarify that only those stockholders who purchased their shares from us or received their shares from the Company (directly or indirectly) through one or more non-cash transactions (including transfers to trusts, family members, etc.) may participate in the SRP; (ii) allocate capacity within each class of common stock such that the Company may redeem up to 5% of the aggregate NAV of each class of common stock; (iii) treat all unsatisfied redemption requests (or portion thereof) as a request for redemption the following quarter unless otherwise withdrawn; and (iv) make certain other clarifying changes.

On November 7, 2019, Board amended and restated the SRP, effective as of December 12, 2019, in order to (i) provide for redemption sought upon a stockholder’s determination of incompetence or incapacitation; (ii) clarify the circumstances under which a determination of incompetence or incapacitation will entitle a stockholder to such redemption; and (iii) make certain other clarifying changes.

Under the SRP, the Company will redeem shares as of the last business day of each quarter. The redemption price will be equal to the NAV per share for the applicable class generally on the 13th day of the month prior to quarter end. Redemption requests must be received by 4:00 p.m. (Eastern time) on the second to last business day

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

of the applicable quarter. Redemption requests exceeding the quarterly cap will be filled on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of the Company’s common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon the recommencement of the SRP, as applicable.

There are several restrictions under the SRP. Stockholders generally have to hold their shares for one year before submitting their shares for redemption under the program; however, the Company will waive the one-year holding period in the event of the death or qualifying disability of a stockholder. Shares issued pursuant to the DRP are not subject to the one-year holding period. In addition, the SRP generally imposes a quarterly cap on aggregate redemptions of the Company’s shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter, subject to the further limitations as indicated in the August 8, 2019 amendments discussed above. See Note 18, Subsequent Events, for the status of the Follow-On Offering, DRP and SRP.

As the value on the aggregate redemptions of the Company’s shares is outside the Company’s control, the 5% quarterly cap is considered to be temporary equity and is presented as the common stock subject to redemption on the accompanying consolidated balance sheets. As of December 31, 2019, the quarterly cap was approximately $117.2 million.

The following table summarizes share redemption (excluding the self-tender offer) activity during the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Shares of common stock redeemed	20,933,322	8,695,600
Weighted average price per share	$9.44	$9.61

Since July 31, 2014 and through December 31, 2019, the Company had redeemed 24,230,565 shares (excluding the self-tender offer) of common stock for approximately $228.7 million at a weighted average price per share of $9.44 pursuant to the SRP. Since July 31, 2014 and through December 31, 2019, the Company has honored all redemption requests. The Company has funded all redemptions using proceeds from the sale of shares pursuant to the DRP.

Employment Agreements With Executive Officers

In connection with the Mergers and Michael J. Escalante’s appointment as Chief Executive Officer of the Company, the Company assumed, from EA-1, an employment agreement dated December 14, 2018, for Mr. Escalante to serve as the Company’s Chief Executive Officer and President (the “Escalante Employment Agreement”). The Escalante Employment Agreement has an initial term of five years and will automatically renew for additional one year periods thereafter, unless either the Company or Mr. Escalante provide advance written notice of its or his intent not to renew or unless sooner terminated in accordance with the terms thereof.

The Company also assumed employment agreements entered into by EA-1 with each of Javier F. Bitar, Howard S. Hirsch, Louis K. Sohn and Scott Tausk. Each of such employment agreements (collectively, the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

“Other Employee Employment Agreements”) was entered into on December 14, 2018 and is substantially similar to the material terms of the Escalante Employment Agreement. The terms of the Escalante Employment Agreement and the Other Employee Employment Agreements are included in the Company’s Form 8-K filed on May 1, 2019.

Issuance of Restricted Stock Units to Executive Officers

Pursuant to the terms of the Escalante Employment Agreement and the Other Employee Employment Agreements, on May 1, 2019, the Company entered into Time-Based Restricted Stock Unit Agreements with each of Messrs. Escalante, Bitar, Hirsch, Sohn and Tausk for the issuance of each of their respective initial equity awards (collectively, the “Restricted Stock Unit Award Agreements”), pursuant to which the Company issued restricted stock units to such executive officers under the Employee and Director Long-Term Incentive Plan in the following amounts (the “RSUs”): 732,218 RSUs to Mr. Escalante; 104,603 RSUs to Mr. Bitar; 67,992 RSUs to Mr. Hirsch; 52,301 RSUs to Mr. Sohn; and 52,301 RSUs to Mr. Tausk. Each RSU represents a contingent right to receive one share of the Company’s Class E Common Stock when settled in accordance with the terms of the respective Restricted Stock Unit Award Agreement and will vest in equal, 25% installments on each of December 31, 2019, 2020, 2021 and 2022, provided that such executive officer remains continuously employed by the Company on each such date, subject to certain accelerated vesting provisions as provided in the Restricted Stock Unit Award Agreements. The shares of Class E Common Stock underlying the RSUs will not be delivered upon vesting, but instead will be deferred for delivery on May 1, 2023, or, if sooner, upon the executive officer’s termination of employment. The fair value of grants issued was approximately $9.7 million. Total vested RSUs shares as of December 31, 2019 were 252,353. Total forfeited shares during the year ended December 31, 2019 were 9,124.

Total compensation expense related to the RSUs for the year ended December 31, 2019 was approximately $2.4 million. As of December 31, 2019, there was $7.2 million of unrecognized compensation expense remaining over three years.

Distributions

Earnings and profits, which determine the taxability of distributions to stockholders, may differ from income reported for financial reporting purposes due to the differences for federal income tax purposes in the treatment of loss on debt, revenue recognition and compensation expense and in the basis of depreciable assets and estimated useful lives used to compute depreciation expense.

The following unaudited table summarizes the federal income tax treatment for all distributions per share for the years ended December 31, 2019, 2018, and 2017 reported for federal tax purposes and serves as a designation of capital gain distributions, if applicable, pursuant to Internal Revenue Code Section 857(b)(3)(C) and Treasury Regulation §1.857-6(e).

	Year Ended December 31,
	2019		2018		2017
Ordinary income	$0.22	37%	$0.32	47%	$0.40	59%
Capital gain	0.08	13%	—	—%	0.18	26%
Return of capital	0.30	50%	0.36	53%	0.10	15%

Total distributions paid	$0.60	100%	$0.68	100%	$0.68	100%

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

11.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Current Operating Partnership in which the Company is the general partner. General partnership units and limited partnership units of the Current Operating Partnership were issued as part of the initial capitalization of the EA-1 Operating Partnership and GCEAR II Operating Partnership, in conjunction with members of management’s contribution of certain assets, other contributions, and in connection with the Self-Administration Transaction as discussed in Note 1, Organization.

As of December 31, 2019, noncontrolling interests were approximately 12.08% of total shares and 12.02% of weighted average shares outstanding (both measures assuming OP Units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Current Operating Partnership, and as a result, has classified limited partnership interests issued in the initial capitalization, in conjunction with the contributed assets and in connection with the Self-Administration Transaction, as noncontrolling interests, which are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount or (b) its redemption value as of the end of the period in which the determination is made.

The Current Operating Partnership issued 31.6 million OP Units, including stock distributions, to affiliated parties and unaffiliated third parties in exchange for certain properties and in connection with the Self Administration Transaction. The OP Units were issued to affiliates as part of the Self Administration Transaction have a mandatory hold period until December 2020 and have no voting rights until the units are converted to common shares. In addition, 0.2 million OP Units were issued to unaffiliated third parties unrelated to property contributions. To the extent the contributors should elect to redeem all or a portion of their Current Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its OP Units in the respective transaction.

The limited partners of the Current Operating Partnership, other than those related to the Will Partners REIT, LLC (“Will Partners” property) contribution, will have the right to cause the general partner of the Current Operating Partnership, the Company, to redeem their OP Units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their OP Units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. The Company has the control and ability to settle such requests in shares. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. There were 6,000 unit redemptions during the year ended year ended December 31, 2019 and none in 2018.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

The following summarizes the activity for noncontrolling interests recorded as equity for the years ended December 31, 2019 and 2018:

	December 31,
	2019	2018
Beginning balance	$232,203	$31,105
Contributions/issuance of noncontrolling interests	30,039 (1)	205,000 (1)
Issuance of stock dividend for noncontrolling interest	1,861	—
Distributions to noncontrolling interests	(19,716)	(4,368)
Allocated distributions to noncontrolling interests subject to redemption	(42)	(13)
Net Income	3,749	789
Other comprehensive income (loss)	(3,054)	(310)

Ending balance	$245,040	$232,203

(1)	The issuance of noncontrolling units was the result of the Self Administration Transaction and Mergers. See Note 3, Self Administration Transaction, and Note 4, Real Estate, respectively.

Noncontrolling interests subject to redemption

Operating partnership units issued pursuant to the Will Partners property contribution are not included in permanent equity on the consolidated balance sheets. The partners holding these units can cause the general partner to redeem the units for the cash value, as defined in the operating partnership agreement. As the general partner does not control these redemptions, these units are presented on the consolidated balance sheets as noncontrolling interest subject to redemption at their redeemable value. The net income (loss) and distributions attributed to these limited partners is allocated proportionately between common stockholders and other noncontrolling interests that are not considered redeemable.

12.	Perpetual Convertible Preferred Shares

On August 8, 2018, EA-1 entered into a purchase agreement (the “Purchase Agreement”) with SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13(H) (acting through Kookmin Bank as trustee) (the “Purchaser”) and Shinhan BNP Paribas Asset Management Corporation, as an asset manager of the Purchaser, pursuant to which the Purchaser agreed to purchase an aggregate of 10,000,000 shares of EA-1 Series A Cumulative Perpetual Convertible Preferred Stock at a price of $25.00 per share (the “EA-1 Series A Preferred Shares”) in two tranches, each comprising 5,000,000 EA-1 Series A Preferred Shares. On August 8, 2018 (the “First Issuance Date”), EA-1 issued 5,000,000 Series A Preferred Shares to the Purchaser for a total purchase price of $125.0 million (the “First Issuance”). EA-1 paid transaction fees totaling 3.5% of the First Issuance purchase price and incurred approximately $0.4 million in transaction-related expenses to unaffiliated third parties. EA-1’s former external advisor incurred transaction-related expenses of approximately $0.2 million, which was reimbursed by EA-1.

Upon consummation of the Mergers, the Company issued 5,000,000 Series A Preferred Shares to the Purchaser. Pursuant to the Purchase Agreement, the Purchaser has agreed to purchase an additional 5,000,000 Series A Preferred Shares (the “Second Issuance”) at a later date (the “Second Issuance Date”) for an additional purchase price of $125.0 million subject to approval by the Purchaser’s internal investment committee and the satisfaction of the conditions in the Purchase Agreement, including, but not limited to, the execution of an

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Ownership Limit Exemption Agreement. Pursuant to the Purchase Agreement, the Purchaser is generally restricted from transferring the Series A Preferred Shares or the economic interest in the Series A Preferred Shares for a period of five years from the closing date.

The Company’s Series A Preferred Shares are not registered under the Securities Act and are not listed on a national securities exchange. The articles supplementary filed by the Company related to the Series A Preferred Shares set forth the key terms of such shares as follows:

Distributions

Subject to the terms of the applicable articles supplementary, the holders of the Series A Preferred Shares are entitled to receive distributions quarterly in arrears at a rate equal to one-fourth (1/4) of the applicable varying rate, as follows:

i.

an initial annual distribution rate of 6.55%, or if the Company’s Board decides to proceed with the Second Issuance, 6.55% from and after the Second Issuance Date until the five year anniversary of the First Issuance Date, or if the Second Issuance occurs, the five year anniversary of the Second Issuance Date (the “Reset Date”), subject to paragraphs (iii) and (iv) below;

ii.	6.75% from and after the Reset Date, subject to paragraphs (iii) and (iv) below;

iii.

if a listing (“Listing”) of the Company’s shares of common stock or the Series A Preferred Shares on a national securities exchange registered under Section 6(a) of the Exchange Act, does not occur by August 1, 2020 (the “First Triggering Event”), 7.55% from and after August 2, 2020 and 7.75% from and after the Reset Date, subject to certain conditions as set forth in the articles supplementary; or

iv.	if a Listing does not occur by August 1, 2021, 8.05% from and after August 2, 2021 until the Reset Date, and 8.25% from and after the Reset Date.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares will be entitled to be paid out of the Company’s assets legally available for distribution to the stockholders, after payment of or provision for the Company’s debts and other liabilities, liquidating distributions, in cash or property at its fair market value as determined by the Company’s Board, in the amount, for each outstanding Series A Preferred Share equal to $25.00 per Series A Preferred Share (the “Liquidation Preference”), plus an amount equal to any accumulated and unpaid distributions to the date of payment, before any distribution or payment is made to holders of shares of common stock or any other class or series of equity securities ranking junior to the Series A Preferred Shares but subject to the preferential rights of holders of any class or series of equity securities ranking senior to the Series A Preferred Shares. After payment of the full amount of the Liquidation Preference to which they are entitled, plus an amount equal to any accumulated and unpaid distributions to the date of payment, the holders of Series A Preferred Shares will have no right or claim to any of the Company’s remaining assets.

Company Redemption Rights

The Series A Preferred Shares may be redeemed by the Company, in whole or in part, at the Company’s option, upon the earlier to occur of: (i) five years from the First Issuance Date or (ii) the First Triggering Event, at a per share redemption price in cash equal to $25.00 per Series A Preferred Share (the “Redemption Price”),

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

plus any accumulated and unpaid distributions on the Series A Preferred Shares up to the redemption date, plus, a redemption fee of 1.5% of the Redemption Price in the case of a redemption that occurs on or after the date of the First Triggering Event, but before the date that is five years from the First Issuance Date.

Holder Redemption Rights

In the event the Company fails to effect a Listing by August 1, 2023, the holder of any Series A Preferred Shares has the option to request a redemption of such shares on or on any date following August 1, 2023, at the Redemption Price, plus any accumulated and unpaid distributions up to the redemption date (the “Redemption Right”); provided, however, that no holder of the Series A Preferred Shares shall have a Redemption Right if a Listing occurs prior to or on August 1, 2023.

Conversion Rights

Subject to the Company’s redemption rights and certain conditions set forth in the articles supplementary, a holder of the Series A Preferred Shares, at his or her option, will have the right to convert such holder’s Series A Preferred Shares into shares of the Company’s common stock any time after the earlier of (i) five years from the First Issuance Date, or if the Second Issuance occurs, five years from the Second Issuance Date or (ii) a Change of Control (as defined in the articles supplementary) at a per share conversion rate equal to the Liquidation Preference divided by the then Common Stock Fair Market Value (as defined in the articles supplementary).

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

13.	Related Party Transactions

Summarized below are the related-party costs incurred by the Company for the years ended December 31, 2019, 2018 and 2017, respectively, and any related amounts payable and receivable as of December 31, 2019 and 2018:

	Incurred for the Year Ended December 31,			Payable as of December 31,
	2019	2018	2017	2019	2018
Expensed
Operating expenses	$—	$3,594	$2,652	$—	$74
Asset management fees	—	23,668	23,499	—	—
Property management fees	—	9,479	9,782	—	875
Disposition fees	641	177	1,950	—	—
Costs advanced by the advisor	3,771	546	587	1,164	341
Consulting fee — shared services	2,500	—	—	441	—
Capitalized
Acquisition fees (1)	942	5,331	3,791	—	—
Leasing commissions	2,540	2,289	1,752	—	—
Assumed through Self- Administration Transaction/Mergers
Earn-out	—	—	—	2,919	29,380
Other Fees	20	—	—	—	11,734
Stockholder Servicing Fee	692	—	—	4,994	—
Other
Distributions	14,138	—	—	1,365	2

Total	$25,244	$45,084	$44,013	$10,883	$42,406

(1)	Acquisition fees related to the acquisition of McKesson II during the year ended December 31, 2019 were capitalized as the acquisition did not meet the business combination criteria.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

	Incurred for the Year Ended December 31,			Receivable as of December 31,
	2019	2018	2017	2019	2018
Assets Assumed through the Self-Administration Transaction
Cash to be received from an affiliate related to deferred compensation and other payroll costs	$658	$—	$—	$—	$7,951
Other fees	—	—	—	352	11,734
Due from Griffin Capital Company
Payroll/Expense Allocation	481	—	—	481	—
Reimbursable Expense Allocation	4	—	—	4	—
Due from Affiliates
Payroll/Expense Allocation	1,217	—	—	—	—
O&O Costs (including payroll allocated to O&O)	157	—	—	—	—
Other Fees (1)	6,375	—	—	—	—

Total	$8,892	$—	$—	$837	$19,685

(1)	Includes Payroll/Expense allocation, Offering Costs, Advisory Fee, Performance Distribution, LP Distributions & Employee Reimbursements.

Fifth Amended and Restated Limited Partnership Agreement of the Current Operating Partnership

On April 30, 2019, in connection with the Partnership Merger, the Company entered into a Fifth Amended and Restated Limited Partnership Agreement of the Current Operating Partnership (the “Operating Partnership Agreement”), which amended and superseded the Fourth Amended and Restated Limited Partnership Agreement. The Operating Partnership Agreement reflects, among other things, the change of the general partner of the GCEAR Operating Partnership to the Company, the exchange of classes of units of limited partnership interest pursuant to the Partnership Merger, the authorization of additional classes of units of limited partnership interest of the Current Operating Partnership that were outstanding prior to the Mergers and were issued in connection with the Mergers, and other updates to reflect the effects of the Mergers. The terms of the Operating Partnership Agreement are included in the Company’s Form 8-K filed on May 1, 2019.

Advisory and Property Management Fees

Prior to the execution of the Merger Agreement, the Company’s advisor and property manager provided services to the Company, including asset acquisition and disposition decisions, asset management, operating and leasing of properties, property management, and other general and administrative responsibilities. Subsequent to the Mergers, advisory or property management fees paid by the Company are intercompany transactions and are eliminated in consolidation.

Dealer Manager Agreement

GCEAR entered into a dealer manager agreement and associated form of participating dealer agreement (the “Dealer Manager Agreement”) with the Dealer Manager. The terms of the Dealer Manager Agreement are substantially similar to the terms of the dealer manager agreement from GCEAR’s IPO, except as it relates to the share classes offered and the fees to be received by the Dealer Manager (terms of the Dealer Manager Agreement are included in GCEAR’s 2018 Annual Report on Form 10-K filed on March 14, 2019).

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

Distribution Fees

Subject to Financial Industry Regulatory Authority, Inc.’s limitations on underwriting compensation, under the Dealer Manager Agreement the Company will pay the Dealer Manager a distribution fee for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers. The fee accrues daily and is paid monthly in arrears and is calculated based on the average daily NAV for the applicable month (the “Average NAV”) (terms of the distribution fees are included in GCEAR’s 2018 Annual Report on Form 10-K filed on March 14, 2019).

Conflicts of Interest

Affiliated Dealer Manager

Since Griffin Capital Securities, LLC, the Company’s dealer manager, is an affiliate of the Company’s former sponsor, the Company does not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. The Company’s dealer manager is also serving as the dealer manager for Griffin-American Healthcare REIT III, Inc. (“GAHR III”), and Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”), each of which are publicly-registered, non-traded REITs, as wholesale marketing agent for Griffin Institutional Access Real Estate Fund (“GIA Real Estate Fund”) and Griffin Institutional Access Credit Fund (“GIA Credit Fund”) both of which are non-diversified, closed-end management investment companies that are operated as interval funds under the 1940 Act, and as dealer manager for various private offerings, which will result in competing demands for the Company’s dealer manager’s time and efforts relating to the distribution of the Company’s shares and shares/interests of GAHR III, GAHR IV, GIA Real Estate Fund, GIA Credit Fund, and the private offerings.

Administrative Services Agreement

In connection with the Mergers, the Company assumed, as the successor of EA-1 and the EA-1 Operating Partnership, an Administrative Services Agreement (the “Administrative Services Agreement”), pursuant to which GCC and GC LLC continue to provide office space and certain operational and administrative services at cost to the Company’s Current Operating Partnership, Griffin Capital Essential Asset TRS, Inc., and GRECO, which may include, without limitation, the shared information technology, human resources, legal, due diligence, marketing, customer service, events, operations, accounting and administrative support services set forth in the Administrative Services Agreement. The Company pays GCC a monthly amount based on the actual costs anticipated to be incurred by GCC for the provision of such office space and services until the Company elects to provide such space and/or services for itself or through another provider, which amount is initially $187,167 per month, based on an approved budget. Such costs are reconciled quarterly and a full review of the costs will be performed at least annually. In addition, the Company will directly pay or reimburse GCC for the actual cost of any reasonable third-party expenses incurred in connection with the provision of such services.

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with the Company’s dealer manager or its affiliates is subject to an inherent conflict of interest. The Board may encounter conflicts of interest in enforcing the Company’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and the Company’s dealer manager or

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

any of its affiliates. In order to reduce or eliminate certain potential conflicts of interest, the Company addresses any conflicts of interest in two distinct ways:

First, the Company’s Nominating and Corporate Governance Committee considers and acts on any conflicts-related matter required by the Company’s charter or otherwise permitted by the Maryland General Corporation Law (“MGCL”) where the exercise of independent judgment by any of the Company’s directors (who is not an independent director) could reasonably be compromised, including approval of any transaction involving the Company’s dealer manager and its affiliates.

Second, the Company’s charter contains, or the Company is otherwise subject to, a number of restrictions relating to (1) transactions the Company enters into with the Company’s dealer manager and its affiliates, (2) certain future offerings, and (3) allocation of investment opportunities among affiliated entities. These restrictions include, among others, the following:

•

The Company will not purchase or lease properties in which the Company’s dealer manager, any of the Company’s directors or any of their respective affiliates has an interest without a determination by a majority of the directors, including a majority of the independent directors, not otherwise interested in such transaction, that such transaction is fair and reasonable to the Company and at a price to the Company no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will the Company acquire any such property at an amount in excess of its appraised value. The Company will not sell or lease properties to the Company’s dealer manager, any of the Company’s directors or any of their respective affiliates unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, determines that the transaction is fair and reasonable to the Company. Notwithstanding the foregoing, the Company has agreed that the Company will not acquire properties in which the Company’s former sponsor, or its affiliates, owns an economic interest.

•

The Company will not make any loans to the Company’s dealer manager, any of the Company’s directors or any of their respective affiliates, except that the Company may make or invest in mortgage loans involving the Company’s dealer manager, the Company’s directors or their respective affiliates, provided that an appraisal of the underlying property is obtained from an independent appraiser and the transaction is approved as fair and reasonable to the Company and on terms no less favorable to the Company than those available from third parties. In addition, the Company’s dealer manager, any of the Company’s directors and any of their respective affiliates will not make loans to the Company or to joint ventures in which the Company is a joint venture partner unless approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction, as fair, competitive and commercially reasonable, and no less favorable to the Company than comparable loans between unaffiliated parties. The Company will not accept goods or services from the Company’s dealer manager or its affiliates or enter into any other transaction with the Company’s dealer manager or its affiliates unless a majority of the Company’s directors, including a majority of the independent directors, not otherwise interested in the transaction, approve such transaction as fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

14.	Operating Leases

Lessor

The Company leases commercial and industrial space to tenants primarily under non-cancelable operating leases that generally contain provisions for minimum base rents plus reimbursement for certain operating expenses. Total minimum lease payments are recognized in rental income on a straight-line basis over the term of the related lease and estimated reimbursements from tenants for real estate taxes, insurance, common area maintenance and other recoverable operating expenses are recognized in rental income in the period that the expenses are incurred.

The Company recognized $291.4 million, $247.4 million and $257.5 million of lease income related to operating lease payments for the year ended December 31, 2019, 2018 and 2017, respectively.

The following table sets forth the undiscounted cash flows for future minimum base rents to be received under operating leases as of December 31, 2019. The Company’s current leases have expirations ranging from 2020 to 2044.

As of December 31, 2019
2020	$288,579
2021	296,570
2022	298,582
2023	284,369
2024	248,114
Thereafter	1,089,718

Total	$2,505,932

The future minimum base rents in the table above excludes tenant reimbursements of operating expenses, amortization of adjustments for deferred rent receivables and the amortization of above/below-market lease intangibles.

Lessee

As of December 31, 2019, the Company leased three parcels of land located in Arizona under long-term ground leases with expiration dates of September 2102, December 2095, and September 2102 with no options to renew. The Company leases office space as part of conducting day-to-day business in Chicago. The Company’s office space lease has a remaining lease term of approximately six years and no option to renew.

On January 1, 2019, the Company recognized ROU assets and lease liabilities for these leases on the Company’s consolidated balance sheets, and on a go-forward basis, lease expense will be recognized on a straight-line basis over the remaining term of the lease. On January 1, 2019, the Company recorded a ROU asset of $25.5 million and a corresponding liability $27.6 million relating to the Company’s existing ground lease arrangements.

On March 1, 2019, the Company entered into an office lease located in Chicago, Illinois. The Company recorded a ROU asset of $0.6 million and a corresponding liability to the Company’s lease agreements (see Note 14, Operating Leases, for details). The discount rate used to determine the present value of these operating leases’ future payments was 3.94%.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

On September 20, 2019, the Company acquired the McKesson II property, and assumed a ground lease from the seller. The Company recorded a ROU asset of $16.3 million and a corresponding liability to the Company’s existing ground lease agreement.

The Company incurred operating lease costs, which are included in “Property Operating Expense” in the accompanying consolidated statement of operations, of approximately $2.8 million, for the year ended December 31, 2019. Total cash paid for amounts included in the measurement of operating lease liabilities was $1.2 million for the years ended December 31, 2019.

Lease Term and Discount Rate	December 31, 2019
Weighted-average remaining lease term in years	80.9
Weighted-average discount rate (1)	4.98%

(1)

Because the rate implicit in each of the Company’s leases was not readily determinable, the Company used incremental borrowing rate. In determining the Company’s incremental borrowing rate for each lease, the Company considered recent rates on secured borrowings, observable risk-free interest rates and credit spreads correlating to the Company’s creditworthiness, the impact of collateralization and the term of each of the Company’s lease agreements.

Maturities of lease liabilities as of December 31, 2019 were as follows:

December 31, 2019
2020	$1,629
2021	1,632
2022	1,675
2023	1,741
2024	1,776
Thereafter	286,739

Total undiscounted lease payments	295,192

Less imputed interest	(250,172)

Total lease liabilities	$45,020

As the Company elected to apply the provisions of ASC 842 on a prospective basis, the following comparative period disclosure is being presented in accordance with ASC 840. The future minimum commitments under the Company’s ground leases as of December 31, 2018 were as follows:

December 31, 2018
2019	$1,032
2020	1,032
2021	1,032
2022	1,072
2023	1,422
Thereafter	199,024

Total	$204,614

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

15.	Commitments and Contingencies

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

16.	Declaration of Distributions

During the quarter ended December 31, 2019, the Company paid cash distributions in the amount of $0.001506849 per day, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock and stock distributions in the amount of $0.000273973 worth of shares per day, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock for stockholders of such classes as of the close of business on each day during the period from October 1, 2019 through December 31, 2019. Such distributions were paid on a monthly basis, on or about the first day of the month, for the month then-ended.

On December 18, 2019, the Board declared cash distributions in the amount of $0.001502732 per day, subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock for stockholders of such classes as of the close of business on each day during the period from January 1, 2020 through March 31, 2020.

The Board also declared a stock distribution at a monthly rate of $0.008333333 worth of shares per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock, $0.001 par value per share, (equivalent to a $0.10 per share annualized stock distribution), for stockholders of record at the close of business on February 3, 2020, March 2, 2020, and April 1, 2020. The Company will pay such stock distributions to each stockholder of record at such time after each record date as determined by the Company’s Chief Executive Officer.

17.	Selected Quarterly Financial Data (Unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2019, and 2018:

	2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$76,485	$103,356	$97,435	$109,832
Income before other income and (expenses)	$16,579	$37,634	$22,158	$1,891
Net income (loss)	$8,656	$18,215	$12,216	$(2,043	) (1)
Net income (loss) attributable to common stockholders	$5,333	$14,208	$8,939	$(3,693	) (1)
Net income (loss) attributable to common stockholders per share	$0.03	$0.06	$0.04	$(0.02	) (1)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

(Dollars in thousands unless otherwise noted and excluding per share amounts)

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue (2)	$80,399	$85,991	$85,041	$84,927
Income before other income and (expenses)	$20,442	$20,808	$19,012	$17,716
Net income	$6,641	$7,799	$4,329	$3,267
Net income attributable to common stockholders	$6,319	$7,431	$2,854	$1,012
Net income attributable to common stockholders per share	$0.04	$0.04	$0.02	$0.01

(1)	Primarily the result of impairment charges on the Company’s real estate and investment in unconsolidated entities. See Note 4 & 5, Real Estate and Investments, respectively for additional detail.
(2)	Amounts were reclassified to conform to the current period presentation. See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, for additional detail.

18.	Subsequent Events

Offering Status

As of February 27, 2020, the Company has issued 2,400,777 shares of the Company’s common stock, pursuant to the primary portion of the Follow-On Offering for approximately $23.1 million (includes historical amounts sold by GCEAR prior to the Mergers).

As of February 27, 2020 , the Company had issued 31,171,505 shares of the Company’s common stock pursuant to the DRP offerings for approximately $302.0 million (includes historical amounts sold by EA-1 prior to the Mergers).

In connection with a potential strategic transaction, on February 26, 2020, the Company’s Board approved the temporary suspension of (i) the primary portion of the Company’s Follow-On Offering, effective February 27, 2020; (ii) the Company’s SRP, effective March 28, 2020; and (iii) the Company’s DRP, effective March 8, 2020. For the first quarter of 2020 only, those redemptions sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation will be honored in accordance with the terms of the SRP, and the SRP shall be officially suspended as of March 28, 2020. The DRP shall be officially suspended as of March 8, 2020. All subsequent distributions, other than the stock distribution declared by the Board on December 18, 2019, to be paid on April 1, 2020, will be paid in cash. The SRP and DRP shall remain suspended until such time, if any, as the Board may approve the resumption of the SRP and DRP. The Board reserves the right to recommence the Follow-On Offering, if appropriate and at the appropriate time.

Acquisition of the Pepsi Bottling Ventures Property

On February 5, 2020, the Company, through the Current Operating Partnership, acquired a 526,320 square-foot industrial property, fully occupied by Pepsi Bottling Ventures and located at 390 Business Park Drive, Winston-Salem, North Carolina. The purchase price for the property was approximately $34.9 million, as part of a 1031 exchange associated with the recent sale of a property located in West Jefferson, Ohio.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

					Initial Cost to Company (2)		Total Adjustment to Basis	Gross Carrying Amount at December 31, 2019						Life on which depreciation in latest income statement is computed
Property	Property Type	ST	Encumbrances (1)		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements (2)	Total	Accumulated Depreciation and Amortization	Date of Construction	Date of Acquisition
Plainfield	Office	IL	$—		$3,709	$22,209	$7,344	$3,709	$29,553	$33,262	$14,206	N/A	6/18/2009	5-40 years
Renfro	Industrial	SC	12,816		1,400	18,182	2,012	1,400	20,194	21,594	8,757	N/A	6/18/2009	5-40 years
Emporia Partners	Industrial	KS	2,104		274	7,567	—	274	7,567	7,841	3,025	N/A	8/27/2010	5-40 years
AT&T	Office	WA	24,683		6,770	32,420	718	6,770	33,138	39,908	10,234	N/A	1/31/2012	5-40 years
Westinghouse	Office	PA	20,885		2,650	26,745	—	2,650	26,745	29,395	8,430	N/A	3/22/2012	5-40 years
TransDigm	Industrial	NJ	4,367		3,773	9,030	411	3,773	9,441	13,214	2,839	N/A	5/31/2012	5-40 years
Atrium II	Office	CO	9,019		2,600	13,500	8,087	2,600	21,587	24,187	6,393	N/A	6/29/2012	5-40 years
Zeller Plastik	Industrial	IL	8,543		2,674	13,229	651	2,674	13,880	16,554	3,710	N/A	11/8/2012	5-40 years
Northrop Grumman	Office	OH	10,324		1,300	16,188	39	1,300	16,227	17,527	6,542	N/A	11/13/2012	5-40 years
Health Net	Office	CA	12,815		4,182	18,072	324	4,182	18,396	22,578	7,730	N/A	12/18/2012	5-40 years
Comcast	Office	CO	14,105	(4)	3,146	22,826	1,593	3,146	24,419	27,565	9,578	N/A	1/11/2013	5-40 years
500 Rivertech	Office	WA	—		3,000	9,000	6,982	3,000	15,982	18,982	4,920	N/A	2/15/2013	5-40 years
Schlumberger	Office	TX	28,735		2,800	47,752	829	2,800	48,581	51,381	11,624	N/A	5/1/2013	5-40 years
UTC	Office	NC	22,712		1,330	37,858	—	1,330	37,858	39,188	9,973	N/A	5/3/2013	5-40 years
Avnet	Industrial	AZ	18,984		1,860	31,481	47	1,860	31,528	33,388	7,341	N/A	5/29/2013	5-40 years
Cigna	Office	AZ	39,000	(4)	8,600	48,102	133	8,600	48,235	56,835	12,717	N/A	6/20/2013	5-40 years
Nokia	Office	IL	—		7,697	21,843	—	7,697	21,843	29,540	4,894	N/A	8/13/2013	5-40 years
Verizon	Office	NJ	25,007		5,300	36,768	5,681	5,300	42,449	47,749	16,429	N/A	10/3/2013	5-40 years
Fox Head	Office	CA	—		3,672	23,230	—	3,672	23,230	26,902	5,090	N/A	10/29/2013	5-40 years
2500 Windy Ridge	Office	GA	—		5,000	50,227	17,824	5,000	68,051	73,051	14,882	N/A	11/5/2013	5-40 years
General Electric	Office	GA	—		5,050	51,396	148	5,050	51,544	56,594	10,959	N/A	11/5/2013	5-40 years
Atlanta Wildwood	Office	GA	—		4,241	23,414	5,445	4,241	28,859	33,100	9,008	N/A	11/5/2013	5-40 years
Community Insurance	Office	OH	—		1,177	22,323	—	1,177	22,323	23,500	5,188	N/A	11/5/2013	5-40 years
Anthem	Office	OH	—		850	8,892	175	850	9,067	9,917	2,808	N/A	11/5/2013	5-40 years
JPMorgan Chase	Office	OH	—		5,500	39,000	586	5,500	39,586	45,086	9,696	N/A	11/5/2013	5-40 years
Sterling Commerce Center	Office	OH	—		4,750	32,769	4,307	4,750	37,076	41,826	12,021	N/A	11/5/2013	5-40 years
Aetna.	Office	TX	36,199	(4)	3,000	12,330	624	3,000	12,954	15,954	4,518	N/A	11/5/2013	5-40 years
CHRISTUS Health	Office	TX	—		1,950	46,922	357	1,950	47,279	49,229	13,580	N/A	11/5/2013	5-40 years

					Initial Cost to Company (2)		Total Adjustment to Basis	Gross Carrying Amount at December 31, 2019						Life on which depreciation in latest income statement is computed
Property	Property Type	ST	Encumbrances (1)		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements (2)	Total	Accumulated Depreciation and Amortization	Date of Construction	Date of Acquisition
Roush Industries	Office	MI	—		875	11,375	2,449	875	13,824	14,699	3,593	N/A	11/5/2013	5-40 years
Parkland Center	Office	WI	—		3,100	26,348	10,825	3,100	37,173	40,273	16,544	N/A	11/5/2013	5-40 years
1200 Morris	Office	PA	—		2,925	18,935	2,278	2,925	21,213	24,138	7,724	N/A	11/5/2013	5-40 years
United HealthCare	Office	MO	—		2,920	23,510	6,764	2,920	30,274	33,194	7,431	N/A	11/5/2013	5-40 years
Intermec (Northpointe Corporate Center II)	Office	WA	—		1,109	6,066	4,576	1,109	10,642	11,751	3,221	N/A	11/5/2013	5-40 years
Comcast (Northpointe Corporate Center I)	Office	WA	39,650	(4)	2,292	16,930	2,324	2,292	19,254	21,546	4,829	N/A	11/5/2013	5-40 years
Farmers	Office	KS	—		2,750	17,106	816	2,750	17,922	20,672	5,366	N/A	12/27/2013	5-40 years
2200 Channahon Road	Industrial	IL	—		6,000	46,511	(15,695)	3,537	33,279	36,816	14,276	N/A	1/7/2014	5-40 years
Digital Globe	Office	CO	—		8,600	83,400	—	8,600	83,400	92,000	19,091	N/A	1/14/2014	5-40 years
Waste Management	Office	AZ	—		—	16,515	82	—	16,597	16,597	4,607	N/A	1/16/2014	5-40 years
			—		—	—	—	—	—	—
Wyndham Worldwide	Office	NJ	—		6,200	91,153	1,171	6,200	92,324	98,524	16,350	N/A	4/23/2014	5-40 years
ACE Hardware Corporation HQ	Office	IL	22,750	(4)	6,900	33,945	—	6,900	33,945	40,845	7,392	N/A	4/24/2014	5-40 years
Equifax	Office	MO	—		1,850	12,709	194	1,850	12,903	14,753	3,913	N/A	5/20/2014	5-40 years
American Express	Office	AZ	—		15,000	45,893	375	15,000	46,268	61,268	18,300	N/A	5/22/2014	5-40 years
Circle Star	Office	CA	—		22,789	68,950	4,231	22,789	73,181	95,970	22,758	N/A	5/28/2014	5-40 years
Vanguard	Office	NC	—		2,230	31,062	—	2,230	31,062	33,292	7,152	N/A	6/19/2014	5-40 years
Parallon	Office	FL	7,120		1,000	16,772	—	1,000	16,772	17,772	3,828	N/A	6/25/2014	5-40 years
TW Telecom	Office	CO	—		10,554	35,817	1,474	10,554	37,291	47,845	9,166	N/A	8/1/2014	5-40 years
Equifax II	Office	MO	—		2,200	12,755	70	2,200	12,825	15,025	3,288	N/A	10/1/2014	5-40 years
Mason I	Office	OH	—		4,777	18,489	—	4,777	18,489	23,266	2,380	N/A	11/7/2014	5-40 years
Wells Fargo.	Office	NC	26,975	(4)	2,150	40,806	46	2,150	40,852	43,002	8,128	N/A	12/15/2014	5-40 years
GE Aviation	Office	OH	—		4,400	61,681	—	4,400	61,681	66,081	14,077	N/A	2/19/2015	5-40 years
Westgate III	Office	TX	—		3,209	75,937	—	3,209	75,937	79,146	13,333	N/A	4/1/2015	5-40 years
2275 Cabot Drive	Office	IL	—		2,788	16,200	53	2,788	16,253	19,041	6,276	N/A	6/10/2015	5-40 years
			—		—	—	—	—	—	—
Franklin Center	Office	MD	—		6,989	46,875	1,386	6,989	48,261	55,250	8,403	N/A	6/10/2015	5-40 years

					Initial Cost to Company (2)		Total Adjustment to Basis	Gross Carrying Amount at December 31, 2019						Life on which depreciation in latest income statement is computed
Property	Property Type	ST	Encumbrances (1)		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements (2)	Total	Accumulated Depreciation and Amortization	Date of Construction	Date of Acquisition
4650 Lakehurst Court	Office	OH	—		2,943	22,651	808	2,943	23,459	26,402	6,781	N/A	6/10/2015	5-40 years
Miramar	Office	FL	—		4,488	19,979	2,221	4,488	22,200	26,688	4,268	N/A	6/10/2015	5-40 years
Royal Ridge V	Office	TX	21,385	(4)	1,842	22,052	3,622	1,842	25,674	27,516	4,373	N/A	6/10/2015	5-40 years
Duke Bridges	Office	TX	27,475	(4)	8,239	51,395	7,458	8,239	58,853	67,092	9,221	N/A	6/10/2015	5-40 years
Houston Westway II	Office	TX	—		3,961	78,668	507	3,961	79,175	83,136	17,452	N/A	6/10/2015	5-40 years
Houston Westway I	Office	TX	—		6,540	30,703	(15,039)	3,382	18,822	22,204	6,104	N/A	6/10/2015	5-40 years
Atlanta Perimeter	Office	GA	69,461	(4)	8,382	96,718	679	8,382	97,397	105,779	25,393	N/A	6/10/2015	5-40 years
South Lake at Dulles	Office	VA	—		9,666	74,098	2,814	9,666	76,912	86,578	15,410	N/A	6/10/2015	5-40 years
Four Parkway	Office	IL	—		4,339	37,298	2,692	4,339	39,990	44,329	10,514	N/A	6/10/2015	5-40 years
Highway 94	Industrial	MO	15,610		5,637	25,280	—	5,637	25,280	30,917	5,080	N/A	11/6/2015	5-40 years
Heritage III	Office	TX	—		1,955	15,540	1,362	1,955	16,902	18,857	3,395	N/A	12/11/2015	5-40 years
Heritage IV	Office	TX	—		2,330	26,376	—	2,330	26,376	28,706	5,328	N/A	12/11/2015	5-40 years
Samsonite	Industrial	FL	21,154		5,040	42,490	—	5,040	42,490	47,530	6,183	N/A	12/11/2015	5-40 years
Restoration Hardware	Industrial	CA	78,000	(4)	15,463	36,613	37,693	15,463	74,306	89,769	14,996	N/A	1/14/2016	5-40 years
HealthSpring	Office	TN	20,723		8,126	31,447	—	8,126	31,447	39,573	5,478	N/A	4/27/2016	5-40 years
LPL	Office	SC	—		4,612	86,352	—	4,612	86,352	90,964	5,283	N/A	11/30/2017	5-40 years
LPL	Office	SC	—		1,274	41,509	—	1,274	41,509	42,783	2,541	N/A	11/30/2017	5-40 years
Quaker	Industrial	FL	—		5,433	55,341	—	5,433	55,341	60,774	3,060	N/A	3/13/2018	5-40 years
McKesson	Office	AZ	—		312	69,760	—	312	69,760	70,072	6,252	N/A	4/10/2018	5-40 years
Shaw Industries	Industrial	GA	—		5,465	57,116	—	5,465	57,116	62,581	2,957	N/A	5/3/2018	5-40 years
GEAR Entities	Land	WA	—		1,584	—	—	1,584	—	1,584	—	N/A	3/17/2016	5-40 years
Owens Corning	Industrial	NC	3,300		867	4,418	555	867	4,973	5,840	200	N/A	5/1/2019	5-40 years
Westgate II	Office	TX	34,200		7,716	48,422	870	7,716	49,292	57,008	2,023	N/A	5/1/2019	5-40 years
Administrative Office of Pennsylvania Courts	Office	PA	6,070		1,246	9,626	498	1,246	10,124	11,370	390	N/A	5/1/2019	5-40 years
American Express Center	Office	AZ	54,900		10,595	82,098	3,109	10,595	85,207	95,802	3,962	0	5/1/2019	5-40 years
MGM Corporate Center	Office	NV	18,180		4,546	25,825	1,076	4,546	26,901	31,447	1,123	0	5/1/2019	5-40 years
American Showa	Industrial	OH	10,320		1,214	16,538	2,427	1,214	18,965	20,179	637	N/A	5/1/2019	5-40 years

					Initial Cost to Company (2)		Total Adjustment to Basis	Gross Carrying Amount at December 31, 2019						Life on which depreciation in latest income statement is computed
Property	Property Type	ST	Encumbrances (1)		Land	Building and Improvements	Building and Improvements	Land	Building and Improvements (2)	Total	Accumulated Depreciation and Amortization	Date of Construction	Date of Acquisition
Huntington Ingalls	Industrial	VA	—		6,213	29,219	2,651	6,213	31,870	38,083	1,087	0	5/1/2019	5-40 years
Wyndham	Office	NJ	—		9,677	71,316	1,742	9,677	73,058	82,735	2,276	N/A	5/1/2019	5-40 years
Exel	Industrial	OH	—		978	14,137	2,568	978	16,705	17,683	778	N/A	5/1/2019	5-40 years
Morpho Detection	Office	MA	—		2,006	10,270	484	2,006	10,754	12,760	406	N/A	5/1/2019	5-40 years
			—		—	—	—	—	—	—
Aetna	Office	AZ	—		2,332	18,486	1,598	2,332	20,084	22,416	803	N/A	5/1/2019	5-40 years
Bank of America I	Office	CA	—		5,737	22,479	1,318	5,737	23,797	29,534	1,332	N/A	5/1/2019	5-40 years
Bank of America II	Office	CA	—		5,735	15,461	2,217	5,735	17,678	23,413	2,498	N/A	5/1/2019	5-40 years
Atlas Copco	Office	MI	—		1,156	18,297	1,505	1,156	19,802	20,958	693	N/A	5/1/2019	5-40 years
Toshiba TEC	Office	NC	—		1,916	36,374	2,423	1,916	38,797	40,713	1,301	N/A	5/1/2019	5-40 years
NETGEAR	Office	CA	—		22,600	28,859	1,700	22,600	30,559	53,159	1,521	N/A	5/1/2019	5-40 years
Nike	Office	OR	—		8,186	41,184	2,164	8,186	43,348	51,534	3,132	0	5/1/2019	5-40 years
Zebra Technologies	Office	IL	—		5,927	58,688	1,234	5,927	59,922	65,849	2,472	N/A	5/1/2019	5-40 years
WABCO	Industrial	SC	—		1,226	13,902	779	1,226	14,681	15,907	345	N/A	5/1/2019	5-40 years
IGT	Office	NV	45,300	(4)	5,673	67,610	2,021	5,673	69,631	75,304	1,804	0	5/1/2019	5-40 years
3M	Industrial	IL	43,600	(4)	5,802	75,758	6,391	5,802	82,149	87,951	1,759	N/A	5/1/2019	5-40 years
Amazon	Industrial	OH	61,500	(4)	4,773	95,475	11,546	4,773	107,021	111,794	2,725	N/A	5/1/2019	5-40 years
Zoetis	Office	NJ	—		3,718	44,082	735	3,718	44,817	48,535	1,310	N/A	5/1/2019	5-40 years
Southern Company	Office	AL	99,600	(4)	7,794	157,724	1,457	7,794	159,181	166,975	3,051	N/A	5/1/2019	38 years
Allstate	Office	CO	—		3,109	13,096	553	3,109	13,649	16,758	487	N/A	5/1/2019	5-40 years
MISO	Office	IN	—		3,725	25,848	971	3,725	26,819	30,544	831	N/A	5/1/2019	5-40 years
McKesson II	Office	AZ	—		—	36,959	4,681	—	41,640	41,640	561	N/A	9/20/2019	5-40 years
Others			—		—	—	95	—	95	95	10

Total all properties (3)			$1,017,571		$463,960	$3,622,552	$191,921	$458,339	$3,820,094	$4,278,433	$668,104

(1)

Amount does not include the net loan valuation discount of $1.1 million related to the debt assumed in the Highway 94, Samsonite and HealthSpring, Owens Corning, Westgate II, AOPC, IPC/TRWC (AMEX), MGM, American Showa and BAML properties.

(2)	Building and improvements include tenant origination, absorption costs and construction in progress.
(3)	As of December 31, 2019, the aggregate cost of real estate the Company and consolidated subsidiaries own for federal income tax purposes was approximately $4.2 billion (unaudited).
(4)	The Bank of America Loan is secured by cross-collateralized and cross-defaulted first mortgage liens on the properties.

	Activity for the Year Ended December 31,
	2019	2018	2017
Real estate facilities
Balance at beginning of year	$3,073,364	$2,869,328	$3,024,389
Acquisitions	1,305,998	193,430	133,747
Improvements	47,566	6,264	12,479
Construction-in-progress	3,874	20,619	1,752
Other adjustments	—	—	(2,785)
Impairment Write Down	(30,734)	—	(2,352)
Sale of real estate assets	(121,635)	(16,277)	(297,902)

Balance at end of year	$4,278,433	$3,073,364	$2,869,328

Accumulated depreciation
Balance at beginning of year	$538,412	$426,752	$338,552
Depreciation and amortization expense	153,425	119,168	116,583
Less: Non-real estate assets depreciation expense	(7,769)	(3,584)	(1,554)
Less: Sale of real estate assets depreciation expense	(15,964)	(3,924)	(26,829)

Balance at end of year	$668,104	$538,412	$426,752

Real estate facilities, net	$3,610,329	$2,534,952	$2,442,576

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited; in thousands, except units and share amounts)

	September 30, 2020	December 31, 2019
ASSETS
Cash and cash equivalents	$181,732	$54,830
Restricted cash	35,831	58,430
Real estate:
Land	451,696	458,339
Building and improvements	3,114,726	3,043,527
Tenant origination and absorption cost	745,039	744,773
Construction in progress	16,167	31,794

Total real estate	4,327,628	4,278,433
Less: accumulated depreciation and amortization	(781,689)	(668,104)

Total real estate, net	3,545,939	3,610,329
Investments in unconsolidated entities	34	11,028
Intangible assets, net	10,651	12,780
Deferred rent receivable	92,433	73,012
Deferred leasing costs, net	48,275	49,390
Goodwill	229,948	229,948
Due from affiliates	987	837
Right of use asset	40,286	41,347
Other assets	37,834	33,571

Total assets	$4,223,950	$4,175,502

LIABILITIES AND EQUITY
Debt, net	$2,174,352	$1,969,104
Restricted reserves	14,115	14,064
Interest rate swap liability	58,852	24,146
Redemptions payable	6,145	96,648
Distributions payable	9,095	15,530
Due to affiliates	5,155	10,883
Intangible liabilities, net	28,548	31,805
Lease liability	45,486	45,020
Accrued expenses and other liabilities	118,257	96,389

Total liabilities	2,460,005	2,303,589
Commitments and contingencies (Note 13)
Perpetual convertible preferred shares	125,000	125,000
Common stock subject to redemption	1,332	20,565
Noncontrolling interests subject to redemption; 556,099 and 554,110 units as of September 30, 2020 and December 31, 2019, respectively	4,569	4,831
Stockholders’ equity:
Common stock, $0.001 par value; 800,000,000 shares authorized; 229,775,115 and 227,853,720 shares outstanding in the aggregate as of September 30, 2020 and December 31, 2019, respectively (1)	230	228
Additional paid-in capital	2,100,047	2,060,604
Cumulative distributions	(793,546)	(715,792)
Accumulated earnings	148,743	153,312
Accumulated other comprehensive loss	(52,322)	(21,875)

Total stockholders’ equity	1,403,152	1,476,477
Noncontrolling interests	229,892	245,040

Total equity	1,633,044	1,721,517

Total liabilities and equity	$4,223,950	$4,175,502

(1)	See Note 9, Equity, for the number of shares outstanding of each class of common stock as of September 30, 2020.

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue:
Rental income	$100,002	$97,435	$301,157	$277,276
Expenses:
Property operating expense	14,265	14,717	42,158	39,091
Property tax expense	9,330	10,050	28,291	27,722
Property management fees to non-affiliates	1,032	822	2,780	2,620
General and administrative expenses	8,207	7,519	23,280	17,708
Corporate operating expenses to affiliates	625	729	1,875	1,453
Impairment provision	9,572	—	22,195	—
Depreciation and amortization	39,918	41,440	120,947	112,311

Total expenses	82,949	75,277	241,526	200,905

Income before other income and (expenses)	17,053	22,158	59,631	76,371
Other income (expenses):
Interest expense	(20,314)	(19,560)	(59,321)	(53,642)
Other income (loss), net	238	(1,850)	3,292	(370)
(Loss) Gain from investment in unconsolidated entities	(4,452)	3,027	(6,523)	1,919
Management fee revenue from affiliates	—	—	—	6,368
Gain from disposition of assets	—	8,441	4,268	8,441

Net (loss) income	(7,475)	12,216	1,347	39,087
Distributions to redeemable preferred shareholders	(2,255)	(2,047)	(6,349)	(6,141)
Net loss (income) attributable to noncontrolling interests	1,166	(1,149)	598	(4,226)

Net (loss) income attributable to controlling interest	(8,564)	9,020	(4,404)	28,720
Distributions to redeemable noncontrolling interests attributable to common stockholders	(43)	(81)	(165)	(240)

Net (loss) income attributable to common stockholders	$(8,607)	$8,939	$(4,569)	$28,480

Net (loss) income attributable to common stockholders per share, basic and diluted	$(0.04)	$0.04	$(0.02)	$0.13

Weighted average number of common shares outstanding, basic and diluted	230,159,620	246,609,614	229,950,613	217,375,026

Cash distributions declared per common share	$0.09	$0.13	$0.32	$0.46

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited; in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income	$(7,475)	$12,216	$1,347	$39,087
Other comprehensive loss:
Equity in other comprehensive (loss) income of unconsolidated joint venture	—	(73)	—	(251)
Change in fair value of swap agreements	2,498	(7,318)	(34,612)	(28,080)

Total comprehensive (loss) income	(4,977)	4,825	(33,265)	10,756
Distributions to redeemable preferred shareholders	(2,255)	(2,047)	(6,349)	(6,141)
Distributions to redeemable noncontrolling interests attributable to common stockholders	(43)	(81)	(165)	(240)
Comprehensive loss (income) attributable to noncontrolling interests	867	(314)	4,762	(494)

Comprehensive (loss) income attributable to common stockholders	$(6,408)	$2,383	$(35,017)	$3,881

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(Unaudited; in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Income	Accumulated Other Comprehensive Loss	Total Stockholders Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance as of December 31, 2018	174,278,341	$174	$1,556,770	$(570,977)	$128,525	$(2,409)	$1,112,083	$232,203	$1,344,286
Deferred equity compensation	7,336	—	75	—	—	—	75	—	75
Cash distributions to common stockholders	—	—	—	(21,803)	—	—	(21,803)	—	(21,803)
Issuance of shares for distribution reinvestment plan	695,872	1	6,672	(6,673)	—	—	—	—	—
Reclassification of common stock subject to redemption	—	—	(6,673)	—	—	—	(6,673)	—	(6,673)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(4,585)	(4,585)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(13)	(13)
Offering costs	—	—	(9)	—	—	—	(9)	—	(9)
Net income	—	—	—	—	5,333	—	5,333	1,197	6,530
Other comprehensive loss	—	—	—	—	—	(6,729)	(6,729)	(1,408)	(8,137)

Balance as of March 31, 2019	174,981,549	$175	$1,556,835	$(599,453)	$133,858	$(9,138)	$1,082,277	$227,394	$1,309,671

Deferred equity compensation	349	—	648	—	—	—	648	—	648
Cash distributions to common stockholders	—	—	—	(26,296)	—	—	(26,296)	—	(26,296)
Issuance of shares for distribution reinvestment plan	921,864	1	8,805	(8,806)	—	—	—	—	—
Repurchase of common stock	(10,348,142)	(10)	(98,918)	—	—	—	(98,928)	—	(98,928)
Reclassification of common stock subject to redemption	—	—	(19,175)	—	—	—	(19,175)	—	(19,175)
Issuance of limited partnership units	—	—	—	—	—	—	—	25,000	25,000
Issuance of stock dividend for noncontrolling interest	—	—	—	—	—	—	—	269	269
Issuance of stock dividends	—	—	—	(2,067)	—	—	(2,067)	—	(2,067)
Mergers	78,054,934	78	746,160	—	—	—	746,238	5,039	751,277
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(4,903)	(4,903)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(11)	(11)
Offering costs	—	—	(181)	—	—	—	(181)	—	(181)
Net income	—	—	—	—	14,208	—	14,208	1,880	16,088
Other comprehensive loss	—	—	—	—	—	(11,314)	(11,314)	(1,489)	(12,803)

Balance as of June 30, 2019	243,610,554	$244	$2,194,174	$(636,622)	$148,066	$(20,452)	$1,685,410	$253,179	$1,938,589

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Income	Accumulated Other Comprehensive Loss	Total Stockholders Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Gross proceeds from issuance of common stock	264,624	—	2,576	—	—	—	2,576	—	2,576
Deferred equity compensation	—	—	950	—	—	—	950	—	950
Cash distributions to common stockholders	—	—	—	(21,204)	—	—	(21,204)	—	(21,204)
Issuance of shares for distribution reinvestment plan	1,377,885	1	13,140	(12,899)	—	—	242	—	242
Repurchase of common stock	(10,524,436)	(10)	(100,351)	—	—	—	(100,361)	—	(100,361)
Reclassification of common stock subject to redemption	—	—	21,510	—	—	—	21,510	—	21,510
Issuance of stock dividend for noncontrolling interest	—	—	—	—	—	—	—	800	800
Issuance of stock dividends	653,995	1	6,219	(6,165)	—	—	55	—	55
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(5,108)	(5,108)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(10)	(10)
Offering costs	—	—	(1,106)	—	—	—	(1,106)	—	(1,106)
Net income	—	—	—	—	8,939	—	8,939	1,149	10,088
Other comprehensive loss	—	—	—	—	—	(6,556)	(6,556)	(835)	(7,391)

Balance as of September 30, 2019	235,382,622	$236	$2,137,112	$(676,890)	$157,005	$(27,008)	$1,590,455	$249,175	$1,839,630

Balance as of December 31, 2019	227,853,720	$228	$2,060,604	$(715,792)	$153,312	$(21,875)	$1,476,477	$245,040	$1,721,517
Gross proceeds from issuance of common stock	433,328	—	4,141	—	—	—	4,141	—	4,141
Deferred equity compensation	17,836	—	984	—	—	—	984	—	984
Cash distributions to common stockholders	—	—	—	(23,627)	—	—	(23,627)	—	(23,627)
Issuance of shares for distribution reinvestment plan	1,297,656	1	12,116	(7,962)	—	—	4,155	—	4,155
Repurchase of common stock	(548,312)	—	(5,110)	—	—	—	(5,110)	—	(5,110)
Reclass of common stock subject to redemption	—	—	(85,180)	—	—	—	(85,180)	—	(85,180)
Issuance of stock dividend for noncontrolling interest	—	—	—	—	—	—	—	802	802
Issuance of stock dividends	617,327	1	5,766	(5,748)	—	—	19	—	19
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(5,069)	(5,069)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(11)	(11)
Offering costs	—	—	(604)	—	—	—	(604)	—	(604)
Net income	—	—	—	—	737	—	737	111	848
Other comprehensive loss	—	—	—	—	—	(27,118)	(27,118)	(3,708)	(30,826)

Balance as of March 31, 2020	229,671,555	$230	$1,992,717	$(753,129)	$154,049	$(48,993)	$1,344,874	$237,165	$1,582,039

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Income	Accumulated Other Comprehensive Loss	Total Stockholders Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Deferred equity compensation	20,138	—	1,139	—	—	—	1,139	—	1,139
Cash distributions to common stockholders	—	—	—	(20,087)	—	—	(20,087)	—	(20,087)
Issuance of shares for distribution reinvestment plan	(220)	—	(2)	2	—	—	—	—	—
Repurchase of common stock	(301)	—	(3)	—	—	—	(3)	—	(3)
Reclass of noncontrolling interest subject to redemption	—	—	—	—	—	—	—	253	253
Repurchase of noncontrolling interest	—	—	—	—	—	—	—	(496)	(496)
Reclass of common stock subject to redemption	—	—	105,745	—	—	—	105,745	—	105,745
Issuance of stock dividend for noncontrolling interest	—	—	—	—	—	—	—	266	266
Issuance of stock dividends	206,765	—	1,922	—	—	—	1,922	—	1,922
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(2,731)	(2,731)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(6)	(6)
Offering costs	—	—	(26)	—	—	—	(26)	—	(26)
Net income	—	—	—	—	3,301	—	3,301	457	3,758
Other comprehensive loss	—	—	—	—	—	(5,528)	(5,528)	(756)	(6,284)

Balance as of June 30, 2020	229,897,937	$230	$2,101,492	$(773,214)	$157,350	$(54,521)	$1,431,337	$234,152	$1,665,489

Deferred equity compensation	—	—	992	—	—	—	992	—	992
Cash distributions to common stockholders	—	—	—	(12,856)	—	—	(12,856)	—	(12,856)
Issuance of shares for distribution reinvestment plan	570,377	1	5,050	(7,476)	—	—	(2,425)	—	(2,425)
Repurchase of common stock	(693,199)	(1)	(6,144)	—	—	—	(6,145)	—	(6,145)
Reclass of noncontrolling interest subject to redemption	—	—	—	—	—	—	—	10	10
Repurchase of noncontrolling interest	—	—	—		—	—	—	(641)	(641)
Reclass of common stock subject to redemption	—	—	(1,331)	—	—	—	(1,331)	—	(1,331)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(2,756)	(2,756)
Distributions to noncontrolling interests subject to redemption	—	—	—	—	—	—	—	(6)	(6)
Offering costs	—	—	(12)	—	—	—	(12)	—	(12)
Net loss	—	—	—	—	(8,607)	—	(8,607)	(1,166)	(9,773)
Other comprehensive income	—	—	—	—	—	2,199	2,199	299	2,498

Balance as of September 30, 2020	229,775,115	$230	$2,100,047	$(793,546)	$148,743	$(52,322)	$1,403,152	$229,892	$1,633,044

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in thousands)

	Nine Months Ended September 30,
	2020	2019
Operating Activities:
Net income	$1,347	$39,087
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of building and building improvements	69,956	57,473
Amortization of leasing costs and intangibles, including ground leasehold interests and leasing costs	50,990	54,838
Amortization of below market leases, net	(1,765)	(2,639)
Amortization of deferred financing costs and debt premium	1,929	4,926
Amortization of swap interest	95	94
Deferred rent	(19,442)	(9,655)
Deferred rent, ground lease	1,548	1,129
Termination fee revenue—receivable from tenant, net	—	(7,501)
Gain from sale of depreciable operating property	(4,268)	(8,441)
Gain on fair value of earn-out	(2,581)	—
Loss (Income) from investment in unconsolidated entities	2,071	(1,919)
Investment in unconsolidated entities valuation adjustment	4,452	—
Impairment provision	22,195	—
(Gain) Loss from investments	(118)	457
Stock-based compensation	3,116	1,673
Performance distribution allocation (non-cash)	—	(2,604)
Change in operating assets and liabilities:
Deferred leasing costs and other assets	(3,758)	(5,380)
Restricted reserves	382	(79)
Accrued expenses and other liabilities	5,598	(8,943)
Due to affiliates, net	(2,794)	6,907

Net cash provided by operating activities	128,953	119,423

Investing Activities:
Cash acquired in connection with the Mergers, net of acquisition costs	—	25,321
Acquisition of properties, net	(16,584)	(37,781)
Proceeds from disposition of properties	23,480	46,784
Restricted reserves	159	2,030
Payments for construction in progress	(41,981)	(29,447)
Real estate acquisition deposits	1,047	—
Distributions of capital from investment in unconsolidated entities	8,530	13,189
Contributions of capital for investment in unconsolidated entities	(8,160)	—
Purchase of investments	(950)	(8,353)

Net cash (used in) provided by investing activities	(34,459)	11,743

Financing Activities:
Proceeds from borrowings—KeyBank Loans	—	627,000
Proceeds from borrowings—Revolver Loan	215,000	215,854
Principal payoff of secured indebtedness—Unsecured Credit Facility—EA-1	(25,000)	(715,000)
Principal payoff of secured indebtedness—Revolver Loan	—	(44,439)
Principal amortization payments on secured indebtedness	(5,341)	(4,903)
Offering costs	(490)	(1,707)

	Nine Months Ended September 30,
	2020	2019
Repurchase of common stock	(101,761)	(98,928)
Repurchase of noncontrolling interest	(1,137)	—
Deferred financing costs	(145)	(5,737)
Issuance of common stock, net of discounts and underwriting costs	4,699	2,789
Distributions to noncontrolling interests	(10,521)	(12,506)
Distributions to preferred units subject to redemption	(6,141)	(6,141)
Distributions to common stockholders	(59,354)	(69,558)

Net cash provided by (used in) financing activities	9,809	(113,276)
Net increase in cash, cash equivalents and restricted cash	104,303	17,890
Cash, cash equivalents and restricted cash at the beginning of the period	113,260	64,285

Cash, cash equivalents and restricted cash at the end of the period	$217,563	$82,175

Supplemental Disclosures of Cash Flow Information:
Supplemental Disclosures of Significant Non-Cash Transactions:
Decrease in fair value swap agreement	$(34,612)	$(28,080)
Distributions payable to common stockholders	$6,638	$13,105
Distributions payable to noncontrolling interests	$913	$1,697
Common stock issued pursuant to the distribution reinvestment plan	$17,165	$28,378
Issuance of limited partnership units	$—	$25,000
Issuance of stock dividends	$5,747	$6,165
Common stock redemptions funded subsequent to period-end	$(6,145)	$(100,362)
Mortgage debt assumed in conjunction with the acquisition of real estate assets plus a premium of $109	$18,884	$—
Payable for construction in progress	$6,902	$4,855
Accrued tenant obligations	$26,891	$—
Net assets acquired in Merger in exchange for common shares	$—	$751,278
Implied EA-1 common stock and operating partnership units issued in exchange for net assets acquired in Merger	$—	$751,278
Operating lease right-of-use assets obtained in exchange for lease liabilities upon adoption of ASC 842 on January 1, 2019	$—	$25,521

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

1.     Organization

Griffin Capital Essential Asset REIT, Inc. (“GCEAR”) is a internally managed real estate investment trust (“REIT”) organized primarily with the purpose of acquiring single tenant office and industrial net lease properties essential to the business operations of the tenant. GCEAR’s year-end date is December 31.

On December 14, 2018, GCEAR, Griffin Capital Essential Asset Operating Partnership II, L.P. (the “GCEAR II Operating Partnership”), GCEAR’s wholly-owned subsidiary Globe Merger Sub, LLC (“Merger Sub”), the entity formerly known as Griffin Capital Essential Asset REIT, Inc. (“EA-1”), and Griffin Capital Essential Asset Operating Partnership, L.P. (the “EA-1 Operating Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). On April 30, 2019, pursuant to the Merger Agreement, (i) EA-1 merged with and into Merger Sub, with Merger Sub surviving as GCEAR’s direct, wholly-owned subsidiary (the “Company Merger”) and (ii) the GCEAR II Operating Partnership merged with and into the EA-1 Operating Partnership (the “Partnership Merger” and, together with the Company Merger, the “Mergers”), with the EA-1 Operating Partnership (and now known as the “Current Operating Partnership”) surviving the Partnership Merger. In addition, on April 30, 2019, following the Mergers, Merger Sub merged into GCEAR. In connection with the Mergers, the Company converted EA-1’s Series A cumulative perpetual convertible preferred stock into GCEAR’s newly created Series A cumulative perpetual convertible preferred stock (the “Series A Preferred Shares”). Also on April 30, 2019, the Company converted each EA-1 Operating Partnership unit outstanding into 1.04807 Class E units in the Current Operating Partnership and each unit outstanding in the GCEAR II Operating Partnership converted into one unit of like class in the Current Operating Partnership (the “OP Units”). The Current Operating Partnership and Griffin Capital Real Estate Company, LLC (“GRECO”) are the subsidiaries of the Company and are the entities through which the Company conducts its business.

In addition, on December 14, 2018, EA-1 and the EA-1 Operating Partnership entered into a series of transactions, agreements, and amendments to EA-1’s existing agreements and arrangements with EA-1’s former sponsor, Griffin Capital Company, LLC (“GCC”), and Griffin Capital, LLC (“GC LLC”), pursuant to which GCC and GC LLC contributed all of the membership interests of GRECO (including the GRECO employees) and certain assets related to the business of GRECO to the EA-1 Operating Partnership (the “Self-Administration Transaction”). As a result of the Self-Administration Transaction, EA-1 became self-managed and acquired the advisory, asset management and property management business of GRECO. In connection with the Mergers, many of the agreements and amendments entered into by EA-1 as part of the Self-Administration Transaction were assumed by GCEAR pursuant to the Mergers.

In connection with the Mergers, GCEAR was the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes. Thus, the financial information set forth herein subsequent to the Mergers reflects results of the combined entity, and the financial information set forth herein prior to the Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful.

Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” herein mean EA-1 and one or more of EA-1’s subsidiaries for periods prior to the Mergers, and GCEAR and one or more of GCEAR’s subsidiaries, including GRECO and the Current Operating Partnership, for periods following the Mergers. Certain historical information of GCEAR is included for background purposes.

On September 20, 2017, GCEAR commenced a follow-on offering of up to $2.2 billion of shares (the “Follow-On Offering”), consisting of up to $2.0 billion of shares in GCEAR’s primary offering and $0.2 billion of shares pursuant to its distribution reinvestment plan (“DRP”). Since September 20, 2017, the Company had

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

1.     Organization (continued)

issued 12,250,750 shares of common stock for aggregate gross proceeds of approximately $116.4 million in these offerings. See Note 9, Equity, for the status of the Follow-On Offering and DRP.

The Current Operating Partnership owns, directly or indirectly, all of the properties that the Company has acquired. As of September 30, 2020, the Company owned approximately 87.8% of the OP Units of the Current Operating Partnership. As a result of the contribution of five properties to the Company and the Self-Administration Transaction, the former sponsor and certain of its affiliates owned approximately 10.6% of the limited partnership units of the Current Operating Partnership, including approximately 2.4 million units owned by the Company’s Executive Chairman and Chairman of the Board, Kevin A. Shields, as of September 30, 2020. The remaining approximately 1.6% OP Units are owned by unaffiliated third parties. The Current Operating Partnership may conduct certain activities through one or more of the Company’s taxable REIT subsidiaries, which are wholly-owned subsidiaries of the Current Operating Partnership.

As of September 30, 2020, the Company had issued 283,769,972 shares (approximately $2.8 billion) of common stock since November 9, 2009 in various private offerings, public offerings, DRP offerings and mergers (includes EA-1 offerings and EA-1 merger with Signature Office REIT, Inc. and the Mergers). There were 229,775,115 shares of common stock outstanding as of September 30, 2020, including shares issued pursuant to the DRP, less shares redeemed pursuant to the share redemption program (“SRP”) and self-tender offer. As of September 30, 2020 and December 31, 2019, the Company had issued approximately $310.8 million and $293.7 million in shares pursuant to the DRP, respectively. As of September 30, 2020, 151,178 shares subject to the Company’s quarterly cap on aggregate redemptions were classified on the consolidated balance sheet as common stock subject to redemption.

2.     Basis of Presentation and Summary of Significant Accounting Policies

There have been no significant changes to the Company’s accounting policies since the Company filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2019. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2019 included in the Company’s Annual Report on Form 10-K filed with the SEC.

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. In addition, see the risk

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

2.     Basis of Presentation and Summary of Significant Accounting Policies (continued)

factors identified in Part II, Item 1A of this Form 10-Q and in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.

The consolidated financial statements of the Company include all accounts of the Company, the Current Operating Partnership, and its subsidiaries. Intercompany transactions are not shown on the consolidated statements. However, each property-owning entity is a wholly-owned subsidiary which is a special purpose entity (“SPE”), whose assets and credit are not available to satisfy the debts or obligations of any other entity, except to the extent required with respect to any co-borrower or guarantor under the same credit facility.

Use of Estimates

The preparation of the unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of September 30, 2020 and December 31, 2019, there were no material common stock equivalents that would have a dilutive effect on earnings (loss) per share for common stockholders.

During the quarter ended September 30, 2020, the Company retroactively adjusted the number of common shares outstanding in accordance with ASC 260-10, Earnings Per Share (“ASC 260-10”). ASC 260-10 requires the computations of basic and diluted earnings per share to be adjusted retroactively for all periods presented to reflect the change in capital structure if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the consolidated financial statements are issued or are available to be issued, the per share computations for those and any prior period consolidated financial statements presented shall be based on the new number of shares.

Segment Information

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of underlying identifiable net assets of business acquired. The Company’s goodwill has an indeterminate life and is not amortized, but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the asset

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

2.     Basis of Presentation and Summary of Significant Accounting Policies (continued)

might be impaired. The Company takes a qualitative approach to consider whether an impairment of goodwill exists prior to quantitatively determining the fair value of the reporting unit in step one of the impairment test. The Company performs its annual assessment on October 1st.

Recently Issued Accounting Pronouncements

Changes to GAAP are established by the FASB in the form of ASUs to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all ASUs. Other than the ASUs discussed below, the FASB has not recently issued any other ASUs that the Company expects to be applicable and have a material impact on the Company’s financial statements.

Adoption of New Accounting Pronouncements

During the first quarter of 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 is optional and may be elected over time as reference rate reform activities occur. During the first quarter of 2020, the Company elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

3.     Real Estate

As of September 30, 2020, the Company’s real estate portfolio consisted of 99 properties in 25 states consisting substantially of office, warehouse, and manufacturing facilities and one land parcel held for future development with a combined acquisition value of approximately $4.2 billion, including the allocation of the purchase price to above- and below-market lease valuation.

Depreciation expense for buildings and improvements for the nine months ended September 30, 2020 was $70.0 million. Amortization expense for intangibles, including, but not limited to, tenant origination and absorption costs for the nine months ended September 30, 2020 was $51.0 million.

2020 Acquisition

The purchase price and other acquisition items for the property acquired during the nine months ended September 30, 2020 are shown below:

Property	Location	Tenant/Major Lessee	Acquisition Date	Purchase Price	Square Feet	Acquisition Fees and Expenses	Year of Lease Expiration
Pepsi Bottling Ventures	North Carolina	PepsiCo	2/5/2020	$34,937	526,320	$386	2032

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

3.     Real Estate (continued)

Real Estate - Valuation and Purchase Price Allocation

The Company allocates the purchase price to the relative fair value of the tangible assets of a property by valuing the property as if it were vacant. This “as-if vacant” value is estimated using an income, or discounted cash flow, approach that relies upon Level 3 inputs, which are unobservable inputs based on the Company’s review of the assumptions a market participant would use. These Level 3 inputs include discount rates, capitalization rates, market rents and comparable sales data for similar properties. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. In calculating the “as-if vacant” value for the acquisition completed during the nine months ended September 30, 2020, the Company used a discount rate of 6.25%.

In determining the fair value of intangible lease assets or liabilities, the Company also considers Level 3 inputs. Acquired above and below-market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases, if applicable. The estimated fair value of acquired in-place at-market tenant leases are the costs that would have been incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property that would be incurred to lease the property to its occupancy level at the time of its acquisition. Acquisition costs associated with asset acquisitions are capitalized during the period they are incurred.

The following table summarizes the purchase price allocation of the property acquired during the nine months ended September 30, 2020:

Property	Land	Building	Improvements	Tenant origination and absorption costs	In-place lease valuation - (below) / market	Debt discount / (premium)	Total (1)
Pepsi Bottling Ventures	$3,407	$26,813	$954	$4,970	$(712)	$(109)	$35,323

(1)	The allocations noted above are based on a determination of the relative fair value of the total consideration provided and represent the amount paid including capitalized acquisition costs.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

3.     Real Estate (continued)

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation, tenant origination and absorption cost, and other intangibles, net of the write-off of intangibles, as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
In-place lease valuation (above market)	$43,605	$44,012
In-place lease valuation (above market) - accumulated amortization	(35,024)	(33,322)

In-place lease valuation (above market), net	$8,581	$10,690

Ground leasehold interest (below market)	2,254	2,254
Ground leasehold interest (below market) - accumulated amortization	(184)	(164)

Ground leasehold interest (below market), net	2,070	2,090

Intangible assets, net	$10,651	$12,780

In-place lease valuation (below market)	$(68,334)	$(67,622)
Land leasehold interest (above market)	(3,073)	(3,073)
In-place lease valuation & land leasehold interest - accumulated amortization	42,859	38,890

Intangible liabilities, net	$(28,548)	$(31,805)

Tenant origination and absorption cost	$745,039	$744,773
Tenant origination and absorption cost - accumulated amortization	(399,005)	(354,379)

Tenant origination and absorption cost, net	$346,034	$390,394

The following table sets forth the estimated annual amortization (income) expense for in-place lease valuation, net, tenant origination and absorption costs, ground leasehold improvements, and other leasing costs as of September 30, 2020 for the next five years:

Year	In-place lease valuation, net	Tenant origination and absorption costs	Ground leasehold interest	Other leasing costs
Remaining 2020	$(525)	$14,870	$(73)	$1,372
2021	$(2,118)	$57,846	$(290)	$6,057
2022	$(2,518)	$54,744	$(290)	$6,063
2023	$(2,465)	$50,184	$(290)	$5,934
2024	$(1,648)	$38,006	$(291)	$5,700
2025	$(1,186)	$27,450	$(290)	$5,580

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

3.     Real Estate (continued)

Sale of Property

On June 30, 2020, the Company sold the Bank of America II property located at 1800 Tapo Canyon in Simi Valley, California for total proceeds of $24.5 million, less closing costs and other closing credits. The carrying value of the property on the closing date was approximately $19.6 million. Upon the sale of the property, the Company recognized a gain of approximately $4.3 million.

Impairments

2200 Channahon Road, Houston Westway I and 2275 Cabot Drive

During the nine months ended September 30, 2020, the Company recorded an impairment provision of approximately $22.2 million as it was determined that the carrying value of the real estate would not be recoverable on three properties. This impairment resulted from changes in longer absorption periods, lower market rents and shorter anticipated hold periods. In determining the fair value of property, the Company considered Level 3 inputs. See Note 8, Fair Value Measurements, for details.

Restricted Cash

In conjunction with the acquisition of certain assets, as required by certain lease provisions or certain lenders in conjunction with an acquisition or debt financing, or credits received by the seller of certain assets, the Company assumed or funded reserves for specific property improvements and deferred maintenance, re-leasing costs, and taxes and insurance, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance as of
	September 30, 2020	December 31, 2019
Cash reserves	$22,909	$48,129
Restricted lockbox	12,922	10,301

Total	$35,831	$58,430

4.     Investments in Unconsolidated Entities

Heritage Commons X, LTD

In June 2018, the Company, through an SPE, wholly owned by the Current Operating Partnership, formed a joint venture (the “Heritage Commons X”) for the construction and ownership of a four-story, Class “A” office building with a net rentable area of approximately 200,000 square feet located in Fort Worth, Texas (the “Heritage Commons Property”). The Heritage Commons Property was completed in April 2019 and is 100% leased to Mercedes-Benz Financial Services USA.

On July 17, 2019, Heritage Commons X sold the Heritage Commons Property.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

4.     Investments in Unconsolidated Entities (continued)

Digital Realty Trust, Inc.

In September 2014, the Company, through an SPE, wholly owned by the Current Operating Partnership, acquired an 80% interest in a joint venture with an affiliate of Digital Realty Trust, Inc. (“Digital”) for $68.4 million, which was funded with equity proceeds raised in the Company’s public offerings. The gross acquisition value of the property was $187.5 million, plus closing costs, which was partially financed with debt of $102.0 million. The joint venture was created for purposes of directly or indirectly acquiring, owning, financing, operating and maintaining a data center facility located in Ashburn, Virginia (the “Property”). The Property is approximately 132,300 square feet and consists of certain data processing and communications equipment that is fully leased to a social media company and a financial services company with an average remaining lease term of approximately 3.5 years.

The interests discussed above are deemed to be variable interests in variable interest entities (“VIE”) and based on an evaluation of the variable interests against the criteria for consolidation, the Company determined that it is not the primary beneficiary of the investments, as the Company does not have power to direct the activities of the entities that most significantly affect their performance. As such, the interest in the VIEs is recorded using the equity method of accounting in the accompanying consolidated financial statements. Under the equity method, the investments in the unconsolidated entities are stated at cost and adjusted for the Company’s share of net earnings or losses and reduced by distributions. Equity in earnings of real estate ventures is generally recognized based on the allocation of cash distributions upon liquidation of the investment at book value in accordance with the operating agreements. The Company’s maximum exposure to losses associated with its unconsolidated investments is primarily limited to its carrying value in the investments.

In September 2014, the joint venture entered into a secured term loan (the “Loan”) in the amount of approximately $102.0 million. The Loan had an original maturity date of September 9, 2019 and included two extension options of 12 additional months each beyond the original maturity date. On March 29, 2019, the joint venture executed the first 12-month loan extension. Based on the executed extension, the new loan maturity date was September 9, 2020. The extension did not change the loan amount, rate or other substantive terms. The Company had approximately $8.2 million in an outstanding letter of credit.

Since the joint venture could not execute a long term extension with the current tenant or sign a new lease, discussions with the lender did not result in a loan additional extension in 2020. As a result, on September 9, 2020, the lender provided a notice of default for non-payment of the unpaid balance of the Loan and exercised its right to draw on the stand-by letter of credit. The Company funded the $8.2 million stand-by letter of credit with cash.

In accordance with the terms of the Digital operating agreement, the Company holds a guaranteed minimum return such that the Digital managing member will pay an amount to the Company in order for the Company to receive a minimum 7% return on investment, subject to a cap on actual cash amounts distributed to the managing member. As part of the wind up of the joint venture, the Company has recorded a receivable from the Digital managing member of $4.1 million that it expects to receive in first quarter of 2021 and has written off its remaining investment in the venture. The Company is not exposed to any future funding obligations and there are no other future losses expected to arise from this investment.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

4.     Investments in Unconsolidated Entities (continued)

As of September 30, 2020, the balance of the investments are shown below:

	Digital Realty	Heritage Commons X	Total
Balance as of December 31, 2019	$10,584	$444	$11,028
Net loss	(165)	—	(165)
Distributions	(8,120)	(410)	(8,530)
Contributions	8,160	—	8,160
Valuation adjustment (1)	(4,452)	—	(4,452)
Impairment	(1,907)	—	(1,907)
Clawback receivable reclass (2)	(4,100)	—	(4,100)

Balance as of September 30, 2020	$—	$34	$34

(1)

Amount represents a charge to arrive at the net realizable value as of September 30, 2020, which is included in the line item “(Loss) Gain from investment in unconsolidated entities” in the consolidated statement of operations.

(2)	Amount represents a reclass of the clawback to other assets as disclosed above.

5.     Debt

As of September 30, 2020 and December 31, 2019, the Company’s debt consisted of the following:

	September 30, 2020	December 31, 2019	Contractual Interest Rate (1)	Loan Maturity	Effective Interest Rate (2)
HealthSpring Mortgage Loan	$20,340	$20,723	4.18%	April 2023	4.62%
Midland Mortgage Loan	98,687	100,249	3.94%	April 2023	4.12%
Emporia Partners Mortgage Loan	1,749	2,104	5.88%	September 2023	5.97%
Samsonite Loan	20,418	21,154	6.08%	September 2023	5.10%
Highway 94 Loan	14,922	15,610	3.75%	August 2024	4.78%
Pepsi Bottling Ventures Loan	18,677	—	3.69%	October 2024	3.92%
AIG Loan II	126,970	126,970	4.15%	November 2025	4.93%
BOA Loan	375,000	375,000	3.77%	October 2027	3.91%
BOA/KeyBank Loan	250,000	250,000	4.32%	May 2028	4.14%
AIG Loan	104,352	105,762	4.96%	February 2029	5.08%

Total Mortgage Debt	1,031,115	1,017,572
Revolving Credit Facility (3)	401,500	211,500	LIBO Rate + 1.60%	June 2023	1.88%
2023 Term Loan	200,000	200,000	LIBO Rate + 1.55%	June 2023	1.80%
2024 Term Loan	400,000	400,000	LIBO Rate + 1.55%	April 2024	1.79%
2026 Term Loan	150,000	150,000	LIBO Rate + 1.85%	April 2026	2.06%

Total Debt	2,182,615	1,979,072

Unamortized Deferred Financing Costs and Discounts, net	(8,263)	(9,968)

Total Debt, net	$2,174,352	$1,969,104

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

5.     Debt (continued)

(1)

Including the effect of the interest rate swap agreements with a total notional amount of $750.0 million, the weighted average interest rate as of September 30, 2020 was 3.56% for both the Company’s fixed-rate and variable-rate debt combined and 3.96% for the Company’s fixed-rate debt only.

(2)	Reflects the effective interest rate as of September 30, 2020 and includes the effect of amortization of discounts/premiums and deferred financing costs.
(3)

The LIBO rate as of September 1, 2020 (effective date) was 0.16%. The Revolving Credit Facility has an initial term of approximately two years, maturing on June 28, 2022, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. See discussion below.

Second Amended and Restated Credit Agreement

On April 30, 2019, the Company, through the Current Operating Partnership, entered into that certain second amended and restated credit agreement (the “Second Amended and Restated Credit Agreement”) related to a revolving credit facility (the “Revolving Credit Facility”) and three term loans described below (the “Term Loans” and collectively with the Revolving Credit Facility, the “KeyBank Loans”) with a syndicate of lenders, under which KeyBank National Association (“KeyBank”) serves as administrative agent.

The KeyBank Loans have an interest rate calculated based on London Interbank Offered Rate (LIBOR) plus the applicable LIBOR margin, as provided in the Second Amended and Restated Credit Agreement, or the Base Rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the Current Operating Partnership, the Company, and the Company’s subsidiaries, as disclosed in the periodic compliance certificate provided to our administrative agent each quarter. If the Current Operating Partnership obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor’s Rating Services, Moody’s Investors Service, Inc., or Fitch, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.

The Second Amended and Restated Credit Agreement relating to the Revolving Credit Facility provides that the Current Operating Partnership must maintain a pool of unencumbered real properties (each a “Pool Property” and collectively the “Pool Properties”) that meet certain requirements contained in the Second Amended and Restated Credit Agreement. The agreement sets forth certain covenants relating to the Pool Properties, including, without limitation, the following:

•	there must be no less than 15 Pool Properties at any time;

•	no greater than 15% of the aggregate pool value may be contributed by a single Pool Property or tenant;

•	no greater than 15% of the aggregate pool value may be contributed by Pool Properties subject to ground leases;

•	no greater than 20% of the aggregate pool value may be contributed by Pool Properties which are under development or assets under renovation;

•	the minimum aggregate leasing percentage of all Pool Properties must be no less than 90%; and

•	other limitations as determined by KeyBank upon further due diligence of the Pool Properties.

Borrowing availability under the Second Amended and Restated Credit Agreement is limited to the lesser of (i) an unsecured leverage ratio of no greater than 60%, or (ii) an unsecured interest coverage ratio of no less than 2.00:1.00.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

5.     Debt (continued)

Guarantors of the KeyBank Loans include the Company, each special purpose entity that owns a Pool Property, and each of the Current Operating Partnership other subsidiaries which owns a direct or indirect equity interest in a special purpose entity that owns a Pool Property.

In addition to customary representations, warranties, covenants, and indemnities, the KeyBank Loans require the Current Operating Partnership to comply with the following at all times, which will be tested on a quarterly basis:

•	a maximum consolidated leverage ratio of 60%, or, the ratio may increase to 65% for up to four consecutive quarters after a material acquisition;

•

a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth at closing of the Revolving Credit Facility, or approximately $2.0 billion, plus 75% of net future equity issuances (including OP Units in the Current Operating Partnership), minus 75% of the amount of any payments used to redeem the Company’s stock or the OP Units in the Current Operating Partnership, minus any amounts paid for the redemption or retirement of or any accrued return on the preferred equity issued under the preferred equity investment made in EA-1 in August 2018 by SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13 (H);

•

upon consummation, if ever, of an initial public offering, a minimum consolidated tangible net worth of 75% of the Company’s consolidated tangible net worth plus 75% of net future equity issuances (including OP Units in the Current Operating Partnership) should the Company publicly list its shares;

•	a minimum consolidated fixed charge coverage ratio of not less than 1.50:1.00;

•

a maximum total secured debt ratio of not greater than 40%, which ratio will increase by five percentage points for four quarters after closing of a material acquisition that is financed with secured debt;

•	a minimum unsecured interest coverage ratio of 2.00:1.00;

•	a maximum total secured recourse debt ratio, excluding recourse obligations associated with interest rate hedges, of 10% of our total asset value;

•	aggregate maximum unhedged variable rate debt of not greater than 30% of the Company’s total asset value; and

•	a maximum payout ratio of not greater than 95% commencing for the quarter ended September 30, 2019.

Furthermore, the activities of the Current Operating Partnership, the Company, and the Company’s subsidiaries must be focused principally on the acquisition, operation, and maintenance of income-producing office and industrial real estate properties. The Second Amended and Restated Credit Agreement contains certain restrictions with respect to the investment activities of the Current Operating Partnership, including, without limitation, the following: (i) unimproved land may not exceed 5% of total asset value; (ii) developments that are pre-leased assets under development may not exceed 20% of total asset value; (iii) investments in unconsolidated affiliates may not exceed 10% of total asset value; (iv) investments in mortgage notes receivable may not exceed 15% of total asset value; and (v) leased assets under renovation may not exceed 10% of total asset value. These investment limitations cannot exceed 25% in the aggregate, based on total asset value, as defined in the Second Amended and Restated Credit Agreement. See Note 15, Subsequent Events, for amendments to the Company’s Second Amended and Restated Credit Agreement.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

5.     Debt (continued)

Pepsi Bottling Ventures Mortgage Loan

On February 5, 2020, as part of the acquisition of the Pepsi Bottling Ventures (“PBV”) property, the Company assumed a $18.9 million mortgage loan (“PBV Mortgage Loan”) from State Farm Life Insurance Company, as participating holder of the note. The PBV Mortgage Loan matures on October 1, 2024, has a fixed interest rate of 3.69%, and requires monthly payments of principal and interest. The PBV Mortgage Loan is secured by a deed of trust on the PBV property.

Debt Covenant Compliance

Pursuant to the terms of the Company’s mortgage loans and the KeyBank Loans, the Current Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. The Company was in compliance with all of its debt covenants as of September 30, 2020.

6.     Interest Rate Contracts

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of debt funding and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the values of which are determined by expected cash payments principally related to borrowings and interest rates. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company does not use derivatives for trading or speculative purposes.

Derivative Instruments

On July 9, 2015, the Company executed one interest rate swap agreement to hedge the variable cash flows associated with LIBOR. The interest rate swap was effective for the period from July 9, 2015 to July 1, 2020 with a notional amount of $425.0 million, which matured during the third quarter of 2020.

On August 31, 2018, the Company executed four interest rate swap agreements to hedge future variable cash flows associated with LIBOR. The forward-starting interest rate swaps with a total notional amount of $425.0 million became effective on July 1, 2020 and have a term of five years.

On March 10, 2020, the Company entered into three interest rate swap agreements to hedge variable cash flows associated with LIBOR. The swap agreements became effective on March 10, 2020, and have a term of approximately five years with notional amounts of $150.0 million, $100.0 million and $75.0 million.

The Company also has entered into interest rate swap agreements to hedge the variable cash flows associated with certain existing or forecasted LIBOR based variable-rate debt, including the Company’s KeyBank Loans. The change in the fair value of derivatives designated and qualifying as cash flow hedges is initially recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

6.     Interest Rate Contracts (continued)

earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in AOCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt.

The following table sets forth a summary of the interest rate swaps at September 30, 2020 and December 31, 2019:

	Effective Date	Maturity Date	Interest Strike Rate	Fair Value (1)		Current Notional Amounts
Derivative Instrument				September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Liabilities:
Interest Rate Swap	3/10/2020	7/1/2025	0.83%	$(3,374)	$—	$150,000	$—
Interest Rate Swap	3/10/2020	7/1/2025	0.84%	(2,300)	—	100,000	—
Interest Rate Swap	3/10/2020	7/1/2025	0.86%	(1,791)	—	75,000	—
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(15,064)	(7,038)	125,000	125,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(12,074)	(5,651)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.83%	(12,084)	(5,665)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.84%	(12,165)	(5,749)	100,000	100,000
Interest Rate Swap	7/9/2015	7/1/2020	1.69%	—	(43)	—	425,000

Total				$(58,852)	$(24,146)	$750,000	$850,000

(1)

The Company records all derivative instruments on a gross basis in the consolidated balance sheets, and accordingly, there are no offsetting amounts that net assets against liabilities. As of September 30, 2020, derivatives in a liability position are included in the line item “Interest rate swap liability” in the consolidated balance sheets at fair value.

The following table sets forth the impact of the interest rate swaps on the consolidated statements of operations for the periods presented:

	Nine Months Ended September 30,
	2020	2019
Interest Rate Swap in Cash Flow Hedging Relationship:
Amount recognized in AOCI on derivatives	$(39,716)	$(25,849)
Amount of loss (gain) reclassified from AOCI into earnings under “Interest expense”	$5,104	$(2,231)
Total interest expense presented in the consolidated statement of operations in which the effects of cash flow hedges are recorded	$59,321	$53,642

During the twelve months subsequent to September 30, 2020, the Company estimates that an additional $13.8 million of its income will be recognized from AOCI into earnings.

Certain agreements with the derivative counterparties contain a provision providing that if the Company defaults on any of its indebtedness, including a default where repayment of the indebtedness has not been

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

6.     Interest Rate Contracts (continued)

accelerated by the lender within a specified time period, then the Company could also be declared in default on its derivative obligations.

As of September 30, 2020 and December 31, 2019, the fair value of interest rate swaps that were in a net liability position, which excludes any adjustment for nonperformance risk related to these agreements, was approximately $58.9 million and $24.1 million, respectively. As of September 30, 2020 and December 31, 2019, the Company had not posted any collateral related to these agreements.

7.     Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Accrued tenant improvements	$26,891	$11,802
Real estate taxes payable	18,899	13,385
Prepaid tenant rent	17,429	20,510
Interest payable	10,011	12,264
Deferred compensation	8,687	9,209
Property operating expense payable	7,667	7,752
Accrued CIP	6,902	4,794
Other liabilities	21,771	16,673

Total	$118,257	$96,389

8.     Fair Value Measurements

The Company is required to disclose fair value information about all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Company measures and discloses the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions. This hierarchy consists of three broad levels, as follows: (i) quoted prices in active markets for identical assets or liabilities, (ii) “significant other observable inputs,” and (iii) “significant unobservable inputs.” “Significant other observable inputs” can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. “Significant unobservable inputs” are typically based on an entity’s own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the nine months ended September 30, 2020 and the year ended December 31, 2019.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

8.     Fair Value Measurements (continued)

The following table sets forth the assets and liabilities that the Company measures at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2020 and December 31, 2019:

Assets/(Liabilities)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
September 30, 2020
Interest Rate Swap Liability	$(58,852)	$—	$(58,852)	$—
Corporate Owned Life Insurance Asset	$4,070	$—	$4,070	$—
Mutual Funds Asset	$6,054	$6,054	$—	$—
Deferred Compensation Liability	$(8,687)	$—	$(8,687)	$—
December 31, 2019
Interest Rate Swap Liability	$(24,146)	$—	$(24,146)	$—
Earn-out Liability (due to affiliates)	$(2,919)	$—	$—	$(2,919)
Corporate Owned Life Insurance Asset	$2,134	$—	$2,134	$—
Mutual Funds Asset	$6,983	$6,983	$—	$—
Deferred Compensation Liability	$(9,209)	$—	$(9,209)	$—

Real Estate

For the nine months ended September 30, 2020, the Company determined that three of the Company’s properties were impaired based upon discounted cash flow analyses where the most significant inputs were the market rental rates, terminal capitalization rate and discount rate. The Company considered these inputs as Level 3 measurements within the fair value hierarchy. The following table is a summary of the quantitative information related to the non-recurring fair value measurement for the impairment of the Company’s real estate properties as of September 30, 2020:

	Range of Inputs or Inputs
Unobservable Inputs:	2200 Channahon Road	Houston Westway I	2275 Cabot Drive
Market rent per square foot	$2.00 to $3.00	$15.00 to $17.00	$11.00 to $12.00
Terminal capitalization rate	9.75%	7.75%	9.00%
Discount rate	14.00%	9.00%	10.25%

Financial Instruments Disclosed at Fair Value

Financial instruments as of September 30, 2020 and December 31, 2019 consisted of cash and cash equivalents, restricted cash, accounts receivable, accrued expenses and other liabilities, and mortgage payable and other borrowings, as defined in Note 5, Debt. With the exception of the mortgage loans in the table below, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of September 30, 2020 and December 31, 2019. The fair value of the ten mortgage loans in the table below is estimated by discounting each loan’s principal balance over the remaining term of the mortgage using current borrowing rates available to the Company for debt instruments with similar terms and maturities. The Company determined that the mortgage debt valuation in its entirety is classified in

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

8.     Fair Value Measurements (continued)

Level 2 of the fair value hierarchy, as the fair value is based on current pricing for debt with similar terms as the in-place debt.

	September 30, 2020		December 31, 2019
	Fair Value	Carrying Value (1)	Fair Value	Carrying Value (1)
BOA Loan	$357,417	$375,000	$369,343	$375,000
BOA/KeyBank Loan	$263,840	$250,000	$264,101	$250,000
AIG Loan II	$120,651	$126,970	$122,258	$126,970
AIG Loan	$103,110	$104,352	$101,663	$105,762
Midland Mortgage Loan	$98,077	$98,687	$99,318	$100,249
Samsonite Loan	$21,418	$20,418	$22,103	$21,154
HealthSpring Mortgage Loan	$20,621	$20,340	$20,868	$20,723
Pepsi Bottling Ventures Loan	$19,054	$18,677	$—	$—
Highway 94 Loan	$14,663	$14,922	$15,101	$15,610
Emporia Partners Mortgage Loan	$1,780	$1,749	$2,105	$2,104

(1)	The carrying values do not include the debt premium/(discount) or deferred financing costs as of September 30, 2020 and December 31, 2019. See Note 5, Debt, for details.

9.     Equity

Classes

Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares, Class AAA shares and Class E shares vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of the Company’s stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

As of September 30, 2020, there were 555,730 shares of Class T common stock, 1,800 shares of Class S common stock, 40,791 shares of Class D common stock, 1,894,561 shares of Class I common stock, 24,227,432 shares of Class A common stock, 47,184,766 shares of Class AA common stock, 917,756 shares of Class AAA common stock, and 154,952,279 shares of Class E common stock outstanding.

Common Equity

As of September 30, 2020, the Company had received aggregate gross offering proceeds of approximately $2.8 billion from the sale of shares in the private offering, the public offerings, and the DRP offerings, as discussed in Note 1, Organization. The Company also issued approximately 43,772,611 shares of its common stock upon the consummation of the merger of Signature Office REIT, Inc. in June 2015 and 174,981,547 Class E shares (in exchange for all outstanding shares of EA-1’s common stock at the time of the Mergers) in April 2019 upon the consummation of the Mergers. As of September 30, 2020, there were 229,775,115 shares outstanding, including shares issued pursuant to the DRP, less shares redeemed pursuant to the SRP and the self-tender offer, which occurred in May 2019.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

9.     Equity (continued)

Termination of Follow-On Offering

On February 26, 2020, the Company’s Board approved the temporary suspension of the primary portion of the Company’s Follow-On Offering, effective February 27, 2020. The Follow-On Offering terminated with the expiration of the registration statement on Form S-11 (Registration No. 333-217223), as amended (the “Registration Statement”), on September 20, 2020.

Amendment and Reinstatement of DRP and Partial Reinstatement of SRP

On July 16, 2020, the Board approved the (i) reinstatement of the DRP, effective July 27, 2020; (ii) amendment of the DRP to allow for the use of the most recently published NAV per share of the applicable share class available at the time of reinvestment as the DRP purchase price for each share class; and (iii) partial reinstatement of the SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the DRP during such quarter. Settlements of share redemptions will be made within the first three business days of the following quarter. Redemption activity during the quarter is listed below.

Distribution Reinvestment Plan (DRP)

The Company has adopted the DRP, which allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. No sales commissions or dealer manager fees will be paid on shares sold through the DRP, but the DRP shares will be charged the applicable distribution fee payable with respect to all shares of the applicable class. The purchase price per share under the DRP is equal to the net asset value (“NAV”) per share applicable to the class of shares purchased, calculated using the most recently published NAV available at the time of reinvestment. The Company may amend or terminate the DRP for any reason at any time upon 10 days’ prior written notice to stockholders, which may be provided through the Company’s filings with the SEC.

As of September 30, 2020 and December 31, 2019, the Company had issued approximately $310.8 million and $293.7 million in shares pursuant to the DRP, respectively.

Share Redemption Program (SRP)

The Company has adopted the SRP that enables stockholders to sell their stock to the Company in limited circumstances. On August 8, 2019, the Company’s Board amended and restated its SRP, effective as of September 12, 2019, in order to (i) clarify that only those stockholders who purchased their shares from us or received their shares from the Company (directly or indirectly) through one or more non-cash transactions (including transfers to trusts, family members, etc.) may participate in the SRP; (ii) allocate capacity within each class of common stock such that the Company may redeem up to 5% of the aggregate NAV of each class of common stock; (iii) treat all unsatisfied redemption requests (or portion thereof) as a request for redemption the following quarter unless otherwise withdrawn; and (iv) make certain other clarifying changes.

On November 7, 2019, Board amended and restated the SRP, effective as of December 12, 2019, in order to (i) provide for redemption sought upon a stockholder’s determination of incompetence or incapacitation; (ii) clarify the circumstances under which a determination of incompetence or incapacitation will entitle a stockholder to such redemption; and (iii) make certain other clarifying changes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

9.     Equity (continued)

Under the SRP, the Company will redeem shares as of the last business day of each quarter. The redemption price will be equal to the NAV per share for the applicable class generally on the 13th day of the month prior to quarter end (which will be the most recently published NAV). Redemption requests must be received by 4:00 p.m. (Eastern time) on the second to last business day of the applicable quarter. Redemption requests exceeding the quarterly cap will be filled on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death or qualifying disability of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of the Company’s common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests. All unsatisfied redemption requests must be resubmitted after the start of the next quarter, or upon the recommencement of the SRP, as applicable.

There are several restrictions under the SRP. Stockholders generally have to hold their shares for one year before submitting their shares for redemption under the program; however, the Company will waive the one-year holding period in the event of the death or qualifying disability of a stockholder. Shares issued pursuant to the DRP are not subject to the one-year holding period. In addition, the SRP generally imposes a quarterly cap on aggregate redemptions of the Company’s shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter, subject to the further limitations as indicated in the August 8, 2019 amendments discussed above.

As the value on the aggregate redemptions of the Company’s shares is outside the Company’s control, the 5% quarterly cap is considered to be temporary equity and is presented as the common stock subject to redemption on the accompanying consolidated balance sheets.

The following table summarizes share redemption (excluding the self-tender offer) activity during the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Shares of common stock redeemed	693,199	10,589,361	1,241,812	10,589,361
Weighted average price per share	$8.86	$9.54	$9.07	$9.54

Since July 31, 2014 and through September 30, 2020, the Company had redeemed 25,472,376 shares (excluding the self-tender offer) of common stock for approximately $240.0 million at a weighted average price per share of $9.42 pursuant to the SRP. Since July 31, 2014 and through December 31, 2019, the Company had honored all outstanding redemption requests. During the three months ended September 30, 2019, redemption requests for Class E shares exceeded the quarterly 5% per share class limitation by 2,872,488 shares or approximately $27.4 million. The Class E shares not redeemed during that quarter, or 25% of the shares submitted, were treated as redemption requests for the quarter ended December 31, 2019. All outstanding requests for the quarter ended September 30, 2019 and all new requests for the quarter ended December 31, 2019 were honored on January 2, 2020. Redemptions sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in the first quarter of 2020 were honored in accordance with the terms of the SRP, and the SRP officially was suspended as of March 28, 2020 for regular redemptions and subsequent redemptions for death, qualifying disability, or determination of incompetence or incapacitation after those honored in the first quarter of 2020. During the three months ended September 30, 2020, the Company

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

9.     Equity (continued)

received redemption requests (including those due to death, disability or incapacitation) for 693,199 shares of common stock that were all redeemed during and subsequent to the current quarter.

Issuance of Restricted Stock Units to Executive Officers and Employees

On January 15, 2020, the Company issued 589,248 RSUs to Company employees, including officers, under the Griffin Capital Essential Asset REIT, Inc. Employee and Director Long-Term Incentive Plan (as amended, the “LTIP”). Each RSU represents a contingent right to receive one share of the Company’s Class E common stock when settled in accordance with the terms of the respective Restricted Stock Unit Award Agreement and will vest in equal, 25% installments on each of December 31, 2020, 2021, 2022, and 2023 provided that the employee continues to be employed by the Company on each such date, subject to certain accelerated vesting provisions as provided in the respective Restricted Stock Unit Award Agreement. The fair value of grants issued was approximately $5.5 million. A total of 3,209 shares were forfeited during the nine months ended September 30, 2020.

10.     Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Current Operating Partnership in which the Company is the general partner. General partnership units and limited partnership units of the Current Operating Partnership were issued as part of the initial capitalization of the EA-1 Operating Partnership and GCEAR II Operating Partnership, in conjunction with members of management’s contribution of certain assets, other contributions, and in connection with the Self-Administration Transaction as discussed in Note 1, Organization.

As of September 30, 2020, noncontrolling interests were approximately 12.20% of total shares and 12.01% of weighted average shares outstanding (both measures assuming OP Units were converted to common stock). The Company has evaluated the terms of the limited partnership interests in the Current Operating Partnership, and as a result, has classified limited partnership interests issued in the initial capitalization, in conjunction with the contributed assets and in connection with the Self-Administration Transaction, as noncontrolling interests, which are presented as a component of permanent equity, except as discussed below.

The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity has been reclassified as temporary equity and adjusted to the greater of (a) the carrying amount or (b) its redemption value as of the end of the period in which the determination is made.

As of September 30, 2020, the limited partners of the Current Operating Partnership owned approximately 31.8 million OP Units, which were issued to affiliated parties and unaffiliated third parties in exchange for certain properties, and in connection with the Self-Administration Transaction and other services. Approximately 20.4 million OP Units issued to affiliates have a mandatory hold period until December 2020 and have no voting rights until the units are converted to common shares. In addition, 0.2 million OP Units were issued to unaffiliated third parties unrelated to property contributions. To the extent the contributors should elect to redeem all or a portion of their Current Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its OP Units in the respective transaction.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

10.     Noncontrolling Interests (continued)

The limited partners of the Current Operating Partnership, other than those related to the Will Partners REIT, LLC (“Will Partners” property) contribution, will have the right to cause the general partner of the Current Operating Partnership, the Company, to redeem their OP Units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their OP Units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. The Company has the control and ability to settle such requests in shares. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. There were 134,383 OP Units redeemed during the nine months ended September 30, 2020 and 6,000 units redeemed during the year ended December 31, 2019.

The following summarizes the activity for noncontrolling interests recorded as equity for the nine months ended September 30, 2020 and year ended December 31, 2019:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Beginning balance	$245,040	$232,203
Contributions/issuance of noncontrolling interests	—	30,039
Reclass of noncontrolling interest subject to redemption	263	—
Repurchase of noncontrolling interest	(1,137)	—
Issuance of stock dividend for noncontrolling interest	1,068	1,861
Distributions to noncontrolling interests	(10,556)	(19,716)
Allocated distributions to noncontrolling interests subject to redemption	(23)	(42)
Net (loss) income	(598)	3,749
Other comprehensive loss	(4,165)	(3,054)

Ending balance	$229,892	$245,040

Noncontrolling interests subject to redemption

Operating partnership units issued pursuant to the Will Partners property contribution are not included in permanent equity on the consolidated balance sheets. The partners holding these units can cause the general partner to redeem the units for the cash value, as defined in the Current Operating Partnership agreement. As the general partner does not control these redemptions, these units are presented on the consolidated balance sheets as noncontrolling interest subject to redemption at their redeemable value. The net income (loss) and distributions attributed to these limited partners is allocated proportionately between common stockholders and other noncontrolling interests that are not considered redeemable.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

11.     Related Party Transactions

Summarized below are the related party costs incurred by the Company for the nine months ended September 30, 2020 and 2019, respectively, and any related amounts receivable and payable as of September 30, 2020 and December 31, 2019:

	Incurred for the Nine Months Ended		Receivable as of
	September 30,		September 30,	December 31,
	2020	2019	2020	2019
Assets Assumed through the Self-Administration Transaction
Cash to be received from an affiliate related to deferred compensation and other payroll costs	$—	$658	$—	$—
Other fees	150	—	201	352
Due from GCC
Reimbursable Expense Allocation	16	—	5	4
Payroll/Expense Allocation	300	321	781	481
Due from Affiliates
Payroll/Expense Allocation	—	1,217	—	—
O&O Costs (including payroll allocated to O&O)	—	157	—	—
Other Fees	—	6,375	—	—

Total	$466	$8,728	$987	$837

	Incurred for the Nine Months Ended		Payable as of
	September 30,		September 30,	December 31,
	2020	2019	2020	2019
Expensed
Costs advanced by the advisor	$1,546	$2,571	$1,120	$1,164
Consulting fee—shared services	1,875	1,874	631	441
Disposition fees	—	641	—	—
Capitalized
Leasing commissions	—	596	—	—
Acquisition fees	—	942	—	—
Assumed through Self-Administration Transaction/Mergers
Earn-out	—	—	338	2,919
Stockholder Servicing Fee	—	693	2,354	4,994
Other fees	—	20	—	—
Other
Distributions	8,353	10,089	712	1,365

Total	$11,774	$17,426	$5,155	$10,883

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

11.     Related Party Transactions (continued)

Dealer Manager Agreement

GCEAR entered into a dealer manager agreement and associated form of participating dealer agreement (the “Dealer Manager Agreement”) with the dealer manager for the Follow-On Offering. The terms of the Dealer Manager Agreement are substantially similar to the terms of the dealer manager agreement from GCEAR’s initial public offering (“IPO”), except as it relates to the share classes offered and the fees to be received by the dealer manager. The Follow-On Offering terminated on September 20, 2020. See Not 9, Equity.

Distribution Fees

Subject to the Financial Industry Regulatory Authority, Inc.’s limitations on underwriting compensation, under the Dealer Manager Agreement the Company will pay the dealer manager a distribution fee for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers. The fee accrues daily, is paid monthly in arrears, and is calculated based on the average daily NAV for the applicable month (the “Average NAV”).

Conflicts of Interest

Affiliated Dealer Manager

Since Griffin Capital Securities, LLC, the Company’s dealer manager, is an affiliate of the Company’s former sponsor, the Company does not have the benefit of an independent due diligence review and investigation of the type normally performed by an unaffiliated, independent underwriter in connection with the offering of securities. The Company’s dealer manager is also serving as the dealer manager for Griffin-American Healthcare REIT III, Inc. (“GAHR III”) and Griffin-American Healthcare REIT IV, Inc. (“GAHR IV”), each of which are publicly-registered, non-traded REITs, as wholesale marketing agent for Griffin Institutional Access Real Estate Fund (“GIA Real Estate Fund”) and Griffin Institutional Access Credit Fund (“GIA Credit Fund”) both of which are non-diversified, closed-end management investment companies that are operated as interval funds under the 1940 Act, and as dealer manager or master placement agent for various private offerings.

Administrative Services Agreement

In connection with the Mergers, the Company assumed, as the successor of EA-1 and the EA-1 Operating Partnership, an Administrative Services Agreement (the “Administrative Services Agreement”), pursuant to which GCC and GC LLC continue to provide office space and certain operational and administrative services at cost to the Company’s Current Operating Partnership, Griffin Capital Essential Asset TRS, Inc., and GRECO, which may include, without limitation, the shared information technology, human resources, legal, due diligence, marketing, customer service, events, operations, accounting and administrative support services set forth in the Administrative Services Agreement. The Company pays GCC a monthly amount based on the actual costs anticipated to be incurred by GCC for the provision of such office space and services until the Company elects to provide such space and/or services for itself or through another provider, which amount is initially $187,167 per month, based on an approved budget. Such costs are reconciled quarterly and a full review of the costs will be performed at least annually. In addition, the Company will directly pay or reimburse GCC for the actual cost of any reasonable third-party expenses incurred in connection with the provision of such services.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

11.     Related Party Transactions (continued)

Certain Conflict Resolution Procedures

Every transaction that the Company enters into with affiliates is subject to an inherent conflict of interest. The Board may encounter conflicts of interest in enforcing the Company’s rights against any affiliate in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between the Company and affiliates. See the Company’s Code of Ethics available at the “Corporate Governance” subpage of the Company’s website at www.GCEAR.com for a detailed description of the Company’s conflict resolution procedures.

12.     Operating Leases

Lessor

The Company leases commercial and industrial space to tenants primarily under non-cancelable operating leases that generally contain provisions for minimum base rents plus reimbursement for certain operating expenses. Total minimum lease payments are recognized in rental income on a straight-line basis over the term of the related lease and estimated reimbursements from tenants for real estate taxes, insurance, common area maintenance and other recoverable operating expenses are recognized in rental income in the period that the expenses are incurred.

The Company recognized $234.9 million and $212.8 million of lease income related to operating lease payments for the nine months ended September 30, 2020 and 2019, respectively.

The Company’s current leases have expirations ranging from 2020 to 2044. The following table sets forth the undiscounted cash flows for future minimum base rents to be received under operating leases as of September 30, 2020:

As of September 30, 2020
Remaining 2020	$72,450
2021	303,943
2022	305,905
2023	292,005
2024	251,481
Thereafter	1,137,808

Total	$2,363,592

The future minimum base rents in the table above excludes tenant reimbursements of operating expenses, amortization of adjustments for deferred rent receivables and the amortization of above/below-market lease intangibles.

Lessee

As of September 30, 2020, the Company leased three parcels of land located in Arizona under long-term ground leases with expiration dates of September 2102, December 2095, and September 2102 with no options to renew. The Company leases office space as part of conducting day-to-day business in Chicago. The Company’s office space lease has a remaining lease term of approximately five years and no option to renew.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

12.     Operating Leases (continued)

The Company incurred operating lease costs of approximately $0.9 million, and $0.7 million for the three months ended September 30, 2020 and 2019, respectively, which are included in “Property Operating Expense” in the accompanying consolidated statement of operations. Total cash paid for amounts included in the measurement of operating lease liabilities was $0.4 million and $0.3 million for three months ended September 30, 2020 and 2019, respectively.

The Company incurred operating lease costs of approximately $2.8 million, and $1.9 million for the nine months ended September 30, 2020 and 2019, respectively, which are included in “Property Operating Expense” in the accompanying consolidated statement of operations. Total cash paid for amounts included in the measurement of operating lease liabilities was $1.2 million and $0.8 million for the nine months ended September 30, 2020 and 2019, respectively.

The following table sets forth the weighted-average for the lease term and the discount rate as of September 30, 2020:

Lease Term and Discount Rate	As of September 30, 2020
Weighted-average remaining lease term in years.	80.3
Weighted-average discount rate (1)	4.98%

(1)

Because the rate implicit in each of the Company’s leases was not readily determinable, the Company used an incremental borrowing rate. In determining the Company’s incremental borrowing rate for each lease, the Company considered recent rates on secured borrowings, observable risk-free interest rates and credit spreads correlating to the Company’s creditworthiness, the impact of collateralization and the term of each of the Company’s lease agreements.

Maturities of lease liabilities as of September 30, 2020 were as follows:

As of September 30, 2020
Remaining 2020	$407
2021	1,632
2022	1,675
2023	1,741
2024	1,776
Thereafter	286,738

Total undiscounted lease payments	293,969
Less: imputed interest	(248,483)

Total lease liabilities	$45,486

13.     Commitments and Contingencies

Litigation

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

13.     Commitments and Contingencies (continued)

Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

14.     Declaration of Distributions

On March 30, 2020, the Board elected to change from a quarterly to a monthly declaration of distributions commencing in April 2020 in order to give the Board maximum flexibility due to the review of a prior potential strategic transaction and to monitor and evaluate the situation related to the financial impact of COVID-19 pandemic. As noted elsewhere, the Company is continuing to closely monitor the impact of the COVID-19 pandemic and believes it is prudent to continue to employ a more conservative cash management strategy due to the current environment. In light of these considerations, on June 15, 2020, July 28, 2020, August 25, 2020 and September 29, 2020, the Board declared cash distributions in the amount of $0.000956284 per day ($0.35 per share annualized), subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock, for stockholders of such classes as of the close of each business day of the period from July 1, 2020 through July 31, 2020, from August 1, 2020 through August 31, 2020, from September 1, 2020 through September 30, 2020, and October 1, 2020 through October 31, 2020, respectively. The Company paid such distributions to each stockholder of record on August 3, 2020, September 1, 2020, October 1, 2020, and November 2, 2020, respectively.

15.     Subsequent Events

First Amendment to the Second Amended and Restated Credit Agreement

On October 1, 2020, the Company entered into the first amendment to the Second Amended and Restated Credit Agreement (the “First Amendment”) which eliminates the requirement to obtain approval of the majority lenders, as defined in the Second Amended and Restated Credit Agreement, to enter into any merger which will result in an increase in total asset value of the Company by 25% or more; allowing for greater flexibility in the acquisition of assets or portfolios of assets.

Cash Distributions

On October 19, 2020, the Board declared cash distributions for the month of November 2020 of $0.000956284 per day ($0.35 per share annualized), subject to adjustments for class-specific expenses, per Class E share, Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share and Class AAA share of common stock, for stockholders of record at the close of each business day for the period commencing on November 1, 2020 and ending on November 30, 2020. The Company will pay such distributions to each stockholder of record at such time in December 2020 as determined by the Company’s Chief Executive Officer.

Agreement and Plan of Merger with Cole Office & Industrial REIT (CCIT II), Inc.

On October 29, 2020, the Company GRT (Cardinal REIT Merger Sub), LLC, a Maryland limited liability company and a wholly owned subsidiary of the Company (“Cardinal Merger Sub”), the Current Operating Partnership, GRT OP (Cardinal New GP Sub), LLC, a Delaware limited liability company and a wholly owned

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

15.     Subsequent Events (continued)

subsidiary of the Current Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the Current Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a Delaware limited liability company and a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with the Company, Cardinal Merger Sub, the Current Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (“CCIT II”), Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership and a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), and CRI CCIT II LLC, a Delaware limited liability company and a wholly owned subsidiary of CCIT II (“CCIT II LP” and, together with CCIT II and the CCIT II Operating Partnership, the “CCIT II Parties”), entered into an Agreement and Plan of Merger (the “CCIT II Merger Agreement”).

The combined company (the “Combined Company”) following the “CCIT II Mergers” (as such term is defined herein) will retain the name “Griffin Capital Essential Asset REIT, Inc.” The Combined Company, as of October 29, 2020, would have a total asset value of approximately $5.8 billion, and would own 125 properties in 26 states, consisting of approximately 31 million square feet. On a pro forma basis, as of June 30, 2020, the Combined Company portfolio will be approximately 90% leased, on a weighted average basis, with a remaining weighted average lease term of 7.4 years, approximately 58% of the net rent will come from properties leased to tenants and/or guarantors who have, or whose non-guarantor parent companies have, investment grade or what management believes are generally equivalent ratings and no tenant will represent more than 3.3% of the 12-month forward net rents of the Combined Company, with the top ten tenants comprising, collectively, approximately 25% of the net rents of the Combined Company.

Prior to entering into the CCIT II Merger Agreement, CCIT II (a) terminated the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CCIT II, CIM Real Estate Finance Trust, Inc. (“CMFT”), and Thor II Merger Sub, LLC, a wholly owned subsidiary of CMFT (as amended, the “CMFT Merger Agreement”), in accordance with Section 9.1(c)(ii) of the CMFT Merger Agreement, and (b) paid to CMFT the termination fee equal to $7.38 million in accordance with the CMFT Merger Agreement, and will pay to CMFT the amount of CMFT’s Expenses (as defined in the CMFT Merger Agreement), up to $3.69 million, required to be paid pursuant to the terms of the CMFT Merger Agreement (such amounts together, the “CMFT Termination Payment”).

Subject to the terms and conditions of the CCIT II Merger Agreement, at the Closing (as defined in the CCIT II Merger Agreement) (i) CCIT II will merge with and into Cardinal Merger Sub (the “REIT Merger”), with Cardinal Merger Sub being the surviving entity, (ii) OP Merger Sub will merge with and into CCIT II Operating Partnership (the “CCIT II Partnership Merger”), with the CCIT II Operating Partnership being the surviving entity and (iii) CCIT II LP will merge with and into LP Merger Sub (the “LP Merger” and, together with the REIT Merger and the CCIT II Partnership Merger, the “CCIT II Mergers”) with LP Merger Sub being the surviving entity.

At the effective time of the CCIT II Partnership Merger and subject to the terms and conditions of the CCIT II Merger Agreement, each issued and outstanding share of CCIT II’s Class A common stock, $0.01 par value per share (“CCIT II Class A Common Stock”), and Class T common stock, $0.01 par value per share (“CCIT II Class T Common Stock” and together with the CCIT II Class A Common Stock, “CCIT II Common Stock”), will be converted into the right to receive 1.392 shares of the Company’s Class E common stock, $0.001 par value per share (“Class E Common Stock”), subject to the treatment of fractional shares in accordance with

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

15.     Subsequent Events (continued)

the CCIT II Merger Agreement (the “REIT Merger Consideration”). At the effective time of the REIT Merger and subject to the terms and conditions of the CCIT II Merger Agreement, each issued and outstanding share of CCIT II Class A Common Stock granted under CCIT II’s 2018 Equity Incentive Plan, whether vested or unvested, will be cancelled in exchange for an amount equal to the REIT Merger Consideration.

At the effective time of the CCIT II Partnership Merger and subject to the terms and conditions of the CCIT II Merger Agreement, (i) each issued and outstanding partnership unit of the CCIT II Operating Partnership (“CCIT II Operating Partnership Units”) held by CCIT II will be converted into the right to receive 1.392 shares of the Current Operating Partnership’s Class E units, subject to the treatment of fractional units in accordance with the CCIT II Merger Agreement, and CCIT II will be admitted as a limited partner of the Current Operating Partnership and (ii) each issued and outstanding CCIT II Operating Partnership Unit held by CCIT II LP will automatically be cancelled and cease to exist, and no consideration shall be paid, in connection with or as a consequence of the CCIT II Partnership Merger.

At the effective time of the LP Merger and subject to the terms and conditions of the CCIT II Merger Agreement, all of the issued and outstanding limited liability company interests in CCIT II LP will automatically be cancelled and cease to exist, and no consideration shall be paid, in connection with or as a consequence of the LP Merger.

For U.S. federal income tax purposes, it is intended that (i) the REIT Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the CCIT II Merger Agreement is intended to be adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (ii) the CCIT II Partnership Merger and the LP Merger together shall be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the Current Operating Partnership in exchange for partnership interests of the Current Operating Partnership pursuant to Section 721 of the Code.

The CCIT II Merger Agreement contains customary representations, warranties and covenants, including covenants relating to the conduct of the Company’s and CCIT II’s respective businesses during the period between the execution of the CCIT II Merger Agreement and the completion of the CCIT II Mergers, subject to certain exceptions. The CCIT II Merger Agreement also contains a representation and warranty on behalf of CCIT II that, prior to entering into the CCIT II Merger Agreement, CCIT II terminated the CMFT Merger Agreement (and paid CMFT the CMFT Termination Payment) and entered into the CCIT II Merger Agreement in compliance with the terms of the CMFT Merger Agreement.

Pursuant to the terms of the CCIT II Merger Agreement, CCIT II and its subsidiaries and representatives may not solicit, provide information or enter into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions set forth in the CCIT II Merger Agreement.

The CCIT II Merger Agreement also provides that prior to the Stockholder Approval (as defined herein), CCIT II’s board of directors may, under specified circumstances, make an Adverse Recommendation Change (as defined in the CCIT II Merger Agreement), including withdrawing its recommendation of the REIT Merger, subject to complying with certain conditions set forth in the CCIT II Merger Agreement.

The CCIT II Merger Agreement may be terminated under certain circumstances, including but not limited to, by either the Company or CCIT II if the Mergers have not been consummated on or before 11:59 p.m. New

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

15.     Subsequent Events (continued)

York time on May 30, 2021 (the “Outside Date”), if a final and non-appealable order is entered permanently restraining or otherwise prohibiting the transactions contemplated by the CCIT II Merger Agreement, if the Stockholder Approval has not been obtained at the meeting of CCIT II’s stockholders to be called to consider the REIT Merger or upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the CCIT II Merger Agreement not to be satisfied.

In addition, CCIT II may terminate the CCIT II Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the CCIT II Merger Agreement) at any time prior to receipt by CCIT II of the Stockholder Approval pursuant to and subject to the terms and conditions of the CCIT II Merger Agreement.

The Company may terminate the CCIT II Merger Agreement, in certain limited circumstances, prior to the receipt of the Stockholder Approval, including upon (i) an Adverse Recommendation Change, (ii) a tender offer or exchange offer that is commenced which CCIT II’s board of directors fails to recommend against or (iii) a breach by CCIT II, in any material respect, of its obligations under the no solicitation provisions set forth in the CCIT II Merger Agreement.

If the CCIT II Merger Agreement is terminated because the CCIT II Mergers were not consummated before the Outside Date or because the Stockholder Approval was not obtained, and (i) an “Acquisition Proposal” (as defined in the CCIT II Merger Agreement) has been publicly announced or otherwise communicated to CCIT II’s stockholders prior to the Stockholders Meeting (as defined in the CCIT II Merger Agreement), and (ii) within 12 months after the date of such termination (A) CCIT II consummates or enters into an agreement (that is thereafter consummated) in respect of an Acquisition Proposal for 50% or more of CCIT II’s equity or assets or (B) the board of directors of CCIT II recommends or fails to recommend against an Acquisition Proposal structured as a tender or exchange offer for 50% or more of CCIT II’s equity and such Acquisition Proposal is actually consummated, then CCIT II must pay the Company a termination fee of $18.45 million and up to $3.69 million as reimbursement for the Company’s Expenses (as defined in the CCIT II Merger Agreement).

If the CCIT II Merger Agreement is terminated in connection with CCIT II’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then CCIT II must pay to the Company a termination fee of $18.45 million and up to $3.69 million as reimbursement for the Company’s Expenses.

If the CCIT II Merger Agreement is terminated because any breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of any of the CCIT II Parties set forth in the CCIT II Merger Agreement has occurred that would cause any of the closing conditions not to be satisfied, then CCIT II must pay to the Company up to $3.69 million as reimbursement for the Company’s Expenses.

If the CCIT II Merger Agreement is terminated because any breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of any of the GCEAR Parties set forth in the CCIT II Merger Agreement has occurred that would cause any of the closing conditions not to be satisfied, then the Company must pay to CCIT II (i) an amount equal to the CMFT Termination Payment and (ii) $3.69 million as reimbursement for CCIT II’s Expenses.

The obligation of each party to consummate the CCIT II Mergers is subject to a number of customary conditions, including receipt of the approval of the REIT Merger (and of an amendment to CCIT II’s charter that

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

15.     Subsequent Events (continued)

is required to consummate the REIT Merger) by holders of a majority of the outstanding shares of the CCIT II Common Stock entitled to vote thereon (the “Stockholder Approval”), delivery of certain documents and legal opinions, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the CCIT II Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by the Company to register the shares of the Class E Common Stock to be issued as consideration in the REIT Merger, and the absence of a CCIT II Material Adverse Effect or GCEAR Material Adverse Effect (as each term is defined in the CCIT II Merger Agreement).

The Company’s obligation to consummate the CCIT II Mergers is not subject to a financing condition. Until the effective time of the REIT Merger, each of the Company and CCIT II are permitted to declare and pay distributions in an amount less than or equal to an annual rate of five percent of its net asset value as of June 30, 2020, ratably over the calendar year.

The CCIT II Merger Agreement provides that the Company’s board of directors will take such action as necessary to cause three (3) Independent Directors (as defined in the charters of each of CCIT II and the Company) serving as members of the board of directors of CCIT II to be elected to the Company’s board of directors effective as of the effective time of the REIT Merger to serve until the next annual meeting of stockholders of the Company. In connection with such next annual meeting of stockholders of the Company, the Nominating and Corporate Governance Committee of the Company will recommend to the Company’s board of directors at least one (1) of such CCIT directors for election to the Company’s board of directors at such annual meeting of stockholders.

The foregoing description of the CCIT II Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the CCIT II Merger Agreement, which was filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020.

Termination Agreement

Concurrently with the entry into the CCIT II Merger Agreement, the Company, CCIT II and Cole Corporate Income Management II, LLC (the “CCIT II Advisor”) entered into a letter agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, the Advisory Agreement, dated as of August 27, 2013, by and between CCIT II and the CCIT II Advisor (as amended, the “CCIT II Advisory Agreement”) will be terminated upon consummation of the CCIT II Mergers. Pursuant to the Termination Agreement, (i) upon consummation of the CCIT II Mergers or (ii) termination of the CCIT II Advisory Agreement, if such termination occurs prior to the earlier of the consummation of the CCIT II Mergers and June 30, 2021, for certain reasons other than a material breach of the CCIT II Advisory Agreement by the CCIT II Advisor, CCIT II will pay the CCIT II Advisor the “Subordinated Performance Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $26,688,591 and the “Disposition Fee” (as defined in the CCIT II Advisory Agreement) in an amount equal to $1.75 million. The Termination Agreement also provides that the CCIT II Advisor will not terminate the CCIT II Advisory Agreement with effect prior to the earlier of the consummation of the CCIT II Mergers and June 30, 2021, other than in the event of material breach of the CCIT II Advisory Agreement by CCIT II. In the event that the CCIT II Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

The foregoing description of the Termination Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 2, 2020.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020

(Unaudited; dollars in thousands unless otherwise noted and excluding per share amounts)

15.     Subsequent Events (continued)

DRP Offering

As of November 4, 2020, the Company had issued 32,707,229 shares of the Company’s common stock pursuant to the DRP offerings for approximately $315.8 million.

COVID-19

Subsequent to September 30, 2020, the global and U.S. economies continue to be severely impacted by the COVID-19 pandemic. The consequences of the pandemic and its impact on the economy continue to evolve and the full extent of the impact is uncertain as of the date of this filing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 pandemic and the actions taken to contain it or treat its impact. In recent months, the Company continues to take certain affirmative steps which the Company believes helps to position the Company in a manner that will assist the Company in withstanding the current uncertainty relating to the COVID-19 pandemic, including the following:

•

Proactively communicating with the Company’s tenants and property managers to ensure lines of communication remain open related to operations and safety protocols prior to and related to decisions to return to work in accordance with various jurisdictional guidelines;

•	Monitoring the near-term solvency and liquidity of the Company’s tenants and the extent to which the COVID-19 pandemic may impact their business;

•	Regularly communicating with KeyBank regarding availability under the Company’s Revolving Credit Facility, which affords the Company with substantial current liquidity;

•	Continuing to closely monitor the Company’s cash flow projections and actively updating its projections based upon current information, as well as testing for future contingencies; and

•	Continuing to evaluate a potential strategic transaction, as well as monitoring market opportunities that could enhance our long-term value and performance.

The Company is currently working with certain tenants that have requested rent relief due to the impact of the COVID-19 pandemic to determine appropriate lease concessions. To date, two lease concessions have been granted. On April 10, 2020, the FASB issued a Staff Q&A to respond to some frequently asked questions about accounting for lease concessions related to the effects of the outbreak of COVID-19 pandemic. Consequently, for concessions related to the effects of the COVID-19 pandemic, an entity will not have to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance to those contracts. Entities may make the elections for any lessor-provided concessions related to the effects of the COVID-19 pandemic (e.g., deferrals of lease payments, cash payments made to the lessee, reduced future lease payments) as long as the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. The Company will continue to evaluate the impact of lease concessions and the appropriate accounting for those concessions. See “Item 1A. Risk Factors” within “Part II—Other Information” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 for a discussion about risks that COVID-19 directly or indirectly may pose to the Company’s business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Cole Office & Industrial REIT (CCIT II), Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cole Office & Industrial REIT (CCIT II), Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Phoenix, Arizona

March 27, 2020

We have served as the Company’s auditor since 2013.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2019	December 31, 2018
ASSETS
Real estate assets:
Land	$94,632	$103,418
Buildings and improvements	754,749	1,006,222
Intangible lease assets	112,473	124,964

Total real estate assets, at cost	961,854	1,234,604
Less: accumulated depreciation and amortization	(102,692)	(138,566)

Total real estate assets, net	859,162	1,096,038
Cash and cash equivalents	102,093	4,231
Restricted cash	1,364	1,631
Rents and tenant receivables	20,057	27,131
Property escrow deposits, prepaid expenses and other assets	1,572	3,537
Deferred costs, net	1,407	412

Total assets	$985,655	$1,132,980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable, net	$368,841	$603,891
Accrued expenses and accounts payable	3,906	7,361
Due to affiliates	1,093	1,433
Intangible lease liabilities, net	26,295	21,470
Distributions payable	72,942	3,588
Deferred rental income, derivative liability, and other liabilities	5,695	5,000

Total liabilities	478,772	642,743

Commitments and contingencies
Redeemable common stock	26,963	27,624

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 64,766,777 and 64,838,403 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	648	648
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 2,569,510 and 2,548,436 shares issued and outstanding as of December 31, 2019 and December 31, 2018, respectively	25	25
Capital in excess of par value	583,482	583,304
Accumulated distributions in excess of earnings	(104,007)	(124,308)
Accumulated other comprehensive (loss) income	(228)	2,944

Total stockholders’ equity	479,920	462,613

Total liabilities, redeemable common stock and stockholders’ equity	$985,655	$1,132,980

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018	2017
Revenues:
Rental and other property income	$75,919	$106,612	$103,662
Operating expenses:
General and administrative	5,692	4,730	4,760
Property operating	6,907	6,572	5,875
Real estate tax	4,129	8,528	7,954
Advisory fees and expenses	7,558	10,547	10,292
Transaction-related	244	164	2,215
Depreciation and amortization	26,955	38,559	37,990

Total operating expenses	51,485	69,100	69,086

Gain on disposition of real estate, net	119,978	—	—

Operating income	144,412	37,512	34,576

Other expense:
Interest expense and other, net	(11,948)	(24,259)	(22,826)
Loss on extinguishment of debt	(570)	—	—

Total other expense	(12,518)	(24,259)	(22,826)

Net income	$131,894	$13,253	$11,750

Class A Common Stock:
Net income	$127,068	$12,947	$11,509

Basic and diluted weighted average number of common shares outstanding	64,806,832	64,855,809	65,204,087

Basic and diluted net income per common share	$1.96	$0.20	$0.18

Class T Common Stock:
Net income	$4,826	$306	$241

Basic and diluted weighted average number of common shares outstanding	2,559,894	2,537,693	2,489,306

Basic and diluted net income per common share	$1.89	$0.12	$0.10

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Net income	$131,894	$13,253	$11,750
Other comprehensive (loss) income
Unrealized (loss) gain on interest rate swaps	(793)	1,596	1,319
Amount of (gain) loss reclassified from other comprehensive income into income as interest expense and other, net	(2,379)	(1,594)	729

Total other comprehensive (loss) income	(3,172)	2	2,048

Total comprehensive income	$128,722	$13,255	$13,798

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance, January 1, 2017	64,688,321	$647	2,447.532	$24	$583,297	$(64,609)	$894	$520,253
Issuance of common stock	2,080,202	20	82,060	1	22,117	—	—	22,138
Distributions declared on common stock — $0.63 per common share	—	—	—	—	—	(42,447)	—	(42,447)
Redemptions of common stock	(1,883,980)	(18)	(13.732)	—	(19,371)	—	—	(19,389)
Changes in redeemable common stock	—	—	—	—	(2,764)	—	—	(2,764)
Comprehensive income	—	—	—	—	—	11,750	2,048	13,798

Balance, December 31, 2017	64,884,543	$649	2,515,860	$25	$583,279	$(95,306)	$2,942	$491,589
Issuance of common stock	1,949,488	19	79,395	1	21,310	—	—	21,330
Distributions declared on common stock — $0.63 per common share	—	—	—	—	—	(42,255)	—	(42,255)
Redemptions of common stock	(2,008,033)	(20)	(46,819)	(1)	(21,459)	—	—	(21,480)
Changes in redeemable common stock	—	—	—	—	141	—	—	141
Equity-based compensation	12,405	—	—	—	33	—	—	33
Comprehensive income	—	—	—	—	—	13,253	2	13,255

Balance, December 31, 2018	64,838,403	$648	2,548,436	$25	$583,304	$(124,308)	$2,944	$462,613
Issuance of common stock	1,707,790	17	69,525	1	19,370	—	—	19,388
Distributions declared on common stock — $1.66 per common share	—	—	—	—	—	(111,593)	—	(111,593)
Distribution and stockholder servicing fees	—	—	—	—	45	—	—	45
Redemptions of common stock	(1,791,315)	(17)	(48,451)	(1)	(20,029)	—	—	(20,047)
Changes in redeemable common stock	—	—	—	—	661	—	—	661
Equity-based compensation	11,899	—	—	—	131	—	—	131
Comprehensive income (loss)	—	—	—	—	—	131,894	(3,172)	128,722

Balance, December 31, 2019	64,766,777	$648	2,569,510	$25	$583,482	$(104,007)	$(228)	$479,920

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$131,894	$13,253	$11,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	24,895	36,371	35,786
Amortization of deferred financing costs	1,002	1,398	1,409
Straight-line rental income	(2,612)	(4,377)	(5,777)
Equity-based compensation	131	33	—
Gain on disposition of real estate, net	(119,978)	—	—
Write-off of deferred financing costs	570	—	—
Changes in assets and liabilities:
Rents and tenant receivables	3,258	567	580
Prepaid expenses and other assets	(234)	(91)	(30)
Accrued expenses and accounts payable	(3,878)	382	1,043
Deferred rental income and other liabilities	462	769	(69)
Due to affiliates	(91)	360	(1,018)

Net cash provided by operating activities	35,419	48,665	43,674

Cash flows from investing activities:
Investment in real estate assets	(269,200)	(1,363)	(93,465)
Real estate developments and capital expenditures	(1,384)	(8,423)	(12,476)
Net proceeds from disposition of real estate assets	556,970	—	—
Payment of property escrow deposits	(6,975)	(50)	(1,600)
Refund of property escrow deposits	5,975	50	1,600
Proceeds from the settlement of insurance claims	260	235	—

Net cash provided by (used in) investing activities	285,646	(9,551)	(105,941)

Cash flows from financing activities:
Redemptions of common stock	(20,047)	(21,480)	(19,389)
Distribution and stockholder servicing fees paid	(204)	(201)	(198)
Distributions to stockholders	(22,851)	(20,926)	(20,286)
Proceeds from credit facility and notes payable	209,000	38,500	131,600
Repayments of credit facility and notes payable, net of swap termination payments received	(385,722)	(35,000)	(33,600)
Deferred financing costs paid	(3,646)	(421)	(20)

Net cash (used in) provided by financing activities	(223,470)	(39,528)	58,107

Net increase (decrease) in cash and cash equivalents and restricted cash	97,595	(414)	(4,160)
Cash and cash equivalents and restricted cash, beginning of period	5,862	6,276	10,436

Cash and cash equivalents and restricted cash, end of period	$103,457	$5,862	$6,276

Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$102,093	$4,231	$4,845
Restricted cash	1,364	1,631	1,431

Total cash and cash equivalents and restricted cash	$103,457	$5,862	$6,276

The accompanying notes are an integral part of these consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on February 26, 2013, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2014. The Company primarily acquires commercial real estate assets primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term “net leases”, including distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters in strategic locations. As of December 31, 2019, the Company owned 24 properties, comprising approximately 3.7 million rentable square feet of 99.8% leased commercial space located in 12 states.

Substantially all of the Company’s business is conducted through Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership (“CCI II OP”), of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by Cole Corporate Income Management II, LLC, a Delaware limited liability company (“CCI II Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; and Phoenix, Arizona.

CCO Group, LLC owns and controls CCI II Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to CIM Real Estate Finance Trust, Inc. (formerly known as Cole Credit Property Trust IV, Inc.) (“CMFT”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On September 17, 2013, the Company commenced its initial public offering (the “Offering”) on a “best efforts” basis, initially offering up to a maximum of $2.5 billion in shares of a single class of common stock (referred to as Class A Shares) in the primary offering at a price of $10.00 per share, as well as up to $475.0 million in additional shares pursuant to a distribution reinvestment plan (the “Original DRIP”) at a price of $9.50 per share. In March 2016, the Company reclassified a portion of its unissued Class A common stock (the “Class A Shares”) as Class T common stock (the “Class T Shares”) and commenced sales of Class T Shares thereafter upon receipt of the required regulatory approvals. In addition, the Company registered an aggregate of $120.0 million of Class A Shares and Class T Shares under the Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRIP” and collectively with the Original DRIP, the “DRIP”) pursuant to a Registration Statement on Form S-3 (Registration No. 333-213306), which was filed with the Securities Exchange Commission (“SEC”) on August 25, 2016 and automatically became effective with the SEC upon filing (the “DRIP Offering” and collectively with the Offering, the “Offerings”).

The Company ceased issuing shares in the Offering on September 17, 2016 and had sold a total of $678.0 million of Class A Shares and Class T Shares, including $651.3 million of Class A Shares and Class T Shares sold to the public pursuant to the primary portion of the Offering and $26.7 million of Class A Shares and Class T Shares sold pursuant to the DRIP. The unsold Class A Shares and Class T Shares of $2.3 billion in the aggregate were subsequently deregistered. The Company has continued to issue Class A Shares and Class T Shares under the DRIP Offering.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s board of directors (the “Board”) establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP Offering at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV price for the purposes of the share redemption program. On December 23, 2019, our Board authorized the declaration of a distribution of $1.03 per share (the “2019 Distribution”) on the Company’s Class A Shares and Class T Shares to all stockholders of record of such shares as of the close of business on December 30, 2019. As a result, the estimated per share NAV of $11.03 for both Class A Shares and Class T Shares determined by the Board on March 19, 2019 was reduced by the amount of the per share 2019 Distribution to an estimated per share NAV of $10.00 for both Class A Shares and Class T Shares effective December 30, 2019. As of December 31, 2019, the estimated per share NAV of $10.00 for both Class A Shares and Class T Shares only reflects the reduction from the estimated per share NAV determined on March 19, 2019 that resulted from the declaration of the 2019 Distribution and is not indicative of a new valuation of our assets and liabilities.

On March 26, 2020, the Board established an updated estimated per share NAV of the Company’s common stock, as of December 31, 2019, of $10.06 per share for both Class A Shares and Class T Shares. As a result, commencing on March 30, 2020, distributions are reinvested under the DRIP Offering at a price of $10.06 per share for both Class A Shares and Class T Shares, the updated estimated per share NAV as of December 31, 2019, as determined by the Board. Additionally, $10.06 per share will serve as the most recent estimated per share NAV for purposes of the share redemption program. The Board establishes an updated per share NAV of the Company’s common stock on an annual basis, having previously established a per share NAV as of February 29, 2016, December 31, 2016, December 31, 2017 and December 31, 2018. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.

The Company combined rental income of $93.8 million and tenant reimbursement income of $12.8 million for the year ended December 31, 2018, and rental income of $92.3 million and tenant reimbursement income of $11.3 million for the year ended December 31, 2017, into a single financial statement line item, rental and other property income, in the consolidated statements of operations.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors; a significant decrease in a property’s revenues due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the years ended December 31, 2019, 2018 or 2017. The Company’s impairment assessment as of December 31, 2019 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in impairment charges in the future. The Company cannot provide any assurance that material impairment charges with respect to the Company’s real estate assets will not occur during 2020 or in future periods.

Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of December 31, 2019 or 2018.

Disposition of Real Estate Assets

Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only

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the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. The disposition of 18 of the Company’s individual properties during the year ended December 31, 2019 did not qualify for discontinued operations presentation and thus, the results of operations of the properties that were sold remain in income from continuing operations, and any associated gains or losses from the disposition are included in gain on disposition of real estate, net. See Note 4 — Real Estate Assets to the consolidated financial statements in this Annual Report on Form 10-K for a discussion of the disposition of individual properties during the year ended December 31, 2019.

Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases, and other intangibles, based in each case on their relative fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The fair values of above- and below-market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including, for below-market leases, any bargain renewal periods. The above- and below-market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above-market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below-market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, the remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above- or below-market lease intangibles relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include leasing commissions, legal and other related expenses and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

The Company may acquire certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration

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amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Upon adoption of ASU 2017-01 (as defined below) in April 2017, contingent consideration arrangements for asset acquisitions are recognized when the contingency is resolved. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management.

The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized or accreted to interest expense over the term of the respective mortgage note payable.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

In April 2017, the Company elected to early adopt Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business by adding guidance to assist entities in evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Beginning in April 2017, all real estate acquisitions qualified as asset acquisitions, and as such, acquisition-related fees and certain acquisition-related expenses related to these asset acquisitions are now capitalized and allocated to tangible and intangible assets and liabilities as described above. Other acquisition-related expenses, such as advisor reimbursements, continue to be expensed as incurred and are included in transaction-related expenses in the accompanying consolidated statements of operations. Prior to the adoption of ASU 2017-01 in April 2017, all of the Company’s real estate acquisitions were accounted for as business combinations, and as such, acquisition-related expenses related to these business combination acquisitions were expensed as incurred. Prior to April 2017, acquisition-related expenses included within transaction-related expenses in the Company’s consolidated statements of operations primarily consisted of legal, deed transfer and other costs related to real estate purchase transactions, including costs incurred for deals that were not consummated. The Company expects its future acquisitions to qualify as asset acquisitions and, as such, the Company will allocate the purchase price to acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis.

Development Activities

Project costs and expenses, including interest incurred, associated with the development, construction and lease-up of a real estate project are capitalized as construction in progress. Once the development and construction of the building is substantially completed, the amounts capitalized to construction in progress are transferred to (i) land and (ii) buildings and improvements, and are depreciated over their respective useful lives. During the year ended December 31, 2018, the Company capitalized $73,000 of interest expense associated with development projects. There were no such amounts capitalized during the year ended December 31, 2019.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash in bank accounts, as well as investments in highly-liquid money market funds. The Company deposits cash with several high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times,

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the Company’s cash and cash equivalents may exceed federally insured levels. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

The Company had $1.4 million and $1.6 million in restricted cash as of December 31, 2019 and 2018, respectively. Included in restricted cash was $1.1 million and $1.4 million held by lenders in lockbox accounts as of December 31, 2019 and 2018, respectively. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. Restricted cash also included $254,000 and $212,000 held by a lender in an escrow account for a certain property in accordance with the associated loan agreement as of December 31, 2019 and 2018, respectively.

Distribution and Stockholder Servicing Fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares that is calculated on a daily basis in the amount of 1/365th of 0.8% of the per share NAV of the Class T Shares that were sold in the primary portion of the Offering. The distribution and stockholder servicing fee is paid monthly in arrears. The aggregate distribution and stockholder servicing fee for Class T Shares will not exceed an amount equal to 4.0% of the total gross offering proceeds of Class T Shares sold in the primary portion of the Offering. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares sold in the Offering at the earliest of: (i) the end of the month in which the transfer agent, on the Company’s behalf, determines that total selling commissions and distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 7.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross offering proceeds (i.e., excluding proceeds from sales pursuant to the DRIP portion of the Offering); (iii) the fifth anniversary of the last day of the month in which such Class T Shares were purchased (excluding the offering of shares pursuant to DRIP portion of the Offering) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event (such as the sale of the Company, the sale of all or substantially all of the Company’s assets, a merger or similar transaction, the listing of the Company’s shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform in connection with the distribution of Class T Shares. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal fees and other costs associated with obtaining commitments for financing. These costs are amortized to interest expense over the terms of the respective financing agreements using the straight-line method, which approximates the effective interest method. Unamortized deferred financing costs are written off when the associated debt is extinguished or repaid before maturity. The presentation of all deferred financing costs, other than those associated with the revolving loan portion of the credit facility, are classified such that the debt issuance costs related to a recognized debt liability are presented on the consolidated balance sheets as a direct deduction from the carrying amount of the related debt liability rather than as an asset. Debt issuance costs related to securing a revolving line of credit are presented as an asset and amortized ratably over the term of the line of credit arrangement. As such, the

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Company’s current and corresponding prior period total deferred financing costs, net in the accompanying consolidated balance sheets relate only to the revolving loan portion of the credit facility and the historical presentation, amortization and treatment of unamortized costs are still applicable. As of December 31, 2019 and 2018, the Company had $1.4 million and $412,000, respectively, of deferred financing costs, net of accumulated amortization, related to the revolving loan portion of the credit facility. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined the financing will not close.

Due to Affiliates

CCI II Management, and certain of its affiliates, received and will continue to receive fees, reimbursements, and compensation in connection with services provided relating to the Offerings and the acquisition, management, financing, and leasing of the properties of the Company.

Derivative Instruments and Hedging Activities

The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the derivative instrument that is designated as a hedge is recorded as other comprehensive income. The changes in fair value for derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.

Redeemable Common Stock

Under the Company’s share redemption program, the Company’s obligation to redeem shares of its outstanding common stock is limited, among other things, to the net proceeds received by the Company from the sale of shares under the DRIP portion of the Offering and the DRIP Offering, net of shares redeemed to date. The Company records the maximum amount that is redeemable under the share redemption program as redeemable common stock outside of permanent equity in its consolidated balance sheets. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.

Leases

The Company adopted ASU No. 2016-02, Leases, (Topic 842) (“ASC 842”), on January 1, 2019 using the optional alternative transition method for financial information and related disclosures. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

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The Company has an investment in a real estate property that is subject to a ground lease, for which a lease liability and right of use (“ROU”) asset was recorded. See Note 14 — Leases for a further discussion regarding this ground lease.

Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Leasing commissions subsequent to successful lease execution are capitalized.

Revenue Recognition

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be less than probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available to management. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable.

Income Taxes

The Company elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 2014. The Company will generally not be subject to federal corporate income tax to the extent it distributes its taxable income to its stockholders, and so long as it, among other things, distributes at least 90% of its annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains). REITs are subject to a number of other organizational and operational requirements. Even if the Company maintains its qualification for taxation as a REIT, it or its subsidiaries may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Earnings (Loss) and Distributions Per Share

The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under

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the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for each of the years ended December 31, 2019, 2018 or 2017. Distributions per share are calculated based on the authorized daily distribution rate.

Reportable Segment

The Company’s commercial real estate assets consist primarily of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term net leases. The commercial properties are geographically diversified throughout the United States and have similar economic characteristics. The Company’s management evaluates operating performance on an overall portfolio level; therefore, the Company’s properties are one reportable segment.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”), in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10 and ASU No. 2019-11 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held for investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective

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January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company will adopt this ASU during the first quarter of fiscal year 2020 and does not expect it will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). The amendments in this ASU permit the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes or another acceptable benchmark. The SOFR is a volume-weighted median interest rate that is calculated daily based on overnight transactions from the prior day’s activity in specified segments of the U.S. Treasury repo market. It has been selected as the preferred replacement for the U.S. dollar London Interbank Offered Rate (“LIBOR”), which will be phased out by the end of 2021. ASU 2018-16 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2018-16 is required to be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company currently uses LIBOR as its benchmark interest rate in the Company’s interest rate swaps associated with the Company’s LIBOR-based variable rate borrowings. The Company has not entered into any new or redesignated hedging relationships on or after the date of adoption of ASU 2018-16. The Company evaluated the effect of this new benchmark interest rate option, and does not believe this ASU will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company is evaluating the impact of this ASU’s adoption, and does not believe this ASU will have a material impact on its consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other

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than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Credit facility and notes payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. As of December 31, 2019, the estimated fair value of the Company’s debt was $371.1 million, which approximated its carrying value. The estimated fair value of the Company’s debt was $605.1 million as of December 31, 2018, compared to a carrying value on that date of $605.0 million.

Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of December 31, 2019 and 2018, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of December 31, 2019 and 2018, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

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In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2019 and 2018 (in thousands):

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial asset:
Interest rate swap	$6	$—	$6	$—

Financial liability:
Interest rate swap	$(234)	$—	$(234)	$—

	Balance as of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Interest rate swaps	$2,944	$—	$2,944	$—

NOTE 4 — REAL ESTATE ASSETS

2019 Property Acquisitions

During the year ended December 31, 2019, the Company acquired six office properties for an aggregate purchase price of $269.2 million (the “2019 Asset Acquisitions”), which includes $6.1 million of acquisition-related expenses that were capitalized. The Company funded the 2019 Asset Acquisitions with proceeds from real estate dispositions during the year ended December 31, 2019.

The following table summarizes the purchase price allocations for the 2019 Asset Acquisitions (in thousands):

2019 Asset Acquisitions
Land	$40,643
Buildings and improvements	199,379
Acquired in-place leases and other intangibles (1)	31,060
Acquired above-market leases (2)	6,253
Intangible lease liabilities (3)	(8,135)

Total purchase price	$269,200

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 10.9 years.
(2)	The weighted average amortization period for acquired above market leases was 13.6 years.
(3)	The weighted average amortization period for acquired intangible lease liabilities was 10.1 years.

2019 Property Dispositions

On February 14, 2019, certain wholly-owned subsidiaries of CCI II OP entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”) with Industrial Logistics Properties Trust (the “Purchaser”), an unaffiliated Maryland REIT, to sell to the Purchaser 18 industrial properties encompassing approximately 8.7 million gross rentable square feet of commercial space across 12 states. The sale closed (the “Closing”) on

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April 9, 2019 for total consideration of $624.7 million, resulting in net proceeds of $489.5 million after closing costs and disposition fees due to CCI II Management or its affiliates and the repayment of $124.5 million in debt. The sale resulted in a gain of $120.0 million. The Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

2018 Property Acquisitions

During the year ended December 31, 2018, the Company did not acquire any properties.

2018 Development Project

During the year ended December 31, 2018, the Company acquired one land parcel, upon which a 120,000 square foot expansion of an existing property was constructed. The land was acquired for an aggregate cost of $1.4 million and is included in land in the accompanying consolidated balance sheet.

During the year ended December 31, 2018, the Company capitalized expenses totaling $8.0 million as construction in progress associated with the completed expansion, consisting of $7.9 million of capitalized expenses and $73,000 of capitalized interest. When the development project was substantially complete in December 2018, the amounts capitalized to construction in progress during the construction period were transferred to buildings and improvements and began depreciating over their respective useful lives. In connection with the Purchase and Sale Agreement discussed above, the property was disposed of during the year ended December 31, 2019.

2017 Property Acquisitions

During the year ended December 31, 2017, the Company acquired three properties for an aggregate purchase price of $93.5 million (the “2017 Acquisitions”). The 2017 Acquisitions were all acquired prior to the adoption of ASU 2017-01 in April 2017 and thus were accounted for as business combinations. The Company funded the 2017 Acquisitions with net proceeds from the Offerings and available borrowings.

The following table summarizes the purchase price allocation for the 2017 Acquisitions (in thousands):

2017 Acquisitions
Land	$9,807
Buildings and improvements	73,379
Acquired in-place leases and other intangibles (1)	10,279

Total purchase price	$93,465

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 14.1 years.

The Company recorded revenue for the year ended December 31, 2017 of $7.5 million and net income for the year ended December 31, 2017 of $1.5 million related to the 2017 Acquisitions. In addition, the Company recorded $2.1 million of acquisition-related expenses for the year ended December 31, 2017 related to the 2017 Acquisitions, which is included in transaction-related expenses on the consolidated statements of operations.

The following table summarizes selected financial information of the Company as if the 2017 Acquisitions were completed on January 1, 2016, for each period presented below. The table below presents the Company’s

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimated revenue and net income, on a pro forma basis, for the year ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31,
	2017	2016
Pro forma basis (unaudited):
Revenue	$104,646	$95,744
Net income	$14,853	$3,542

The unaudited pro forma information for the year ended December 31, 2017 was adjusted to exclude $2.1 million of acquisition-related fees and expenses recorded during such period related to the 2017 Acquisitions. These expenses were instead recognized in the unaudited pro forma information for the year ended December 31, 2016.

The unaudited pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of 2016, nor does it purport to represent the results of future operations.

2017 Development Project

During the year ended December 31, 2017, the Company capitalized expenses of $10.3 million as construction in progress associated with a completed expansion project. When the development project was substantially complete in September 2017, the amounts capitalized to construction in progress during the construction period were transferred to buildings and improvements and began depreciating over their respective useful lives.

Property Concentrations

As of December 31, 2019, two of the Company’s tenants, Keurig Green Mountain, and Freeport-McMoRan accounted for 16% and 13%, respectively, of the Company’s 2019 annualized rental income. The Company also had certain geographic concentrations in its property holdings. In particular, as of December 31, 2019, four of the Company’s properties were located in California, three properties were located in Massachusetts, two properties were located in Arizona, and four properties were located in Texas, which accounted for 20%, 20%, 16% and 11% respectively, of the Company’s 2019 total annualized rental income. In addition, the Company had tenants in the manufacturing, wholesale, and mining and natural resources industries, which comprised 18%, 16% and 16%, respectively, of the Company’s 2019 annualized rental income.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES

Intangible lease assets and liabilities consisted of the following (in thousands, except weighted average life remaining):

	As of December 31,
	2019	2018
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $28,347 and $38,349, respectively (both with a weighted average life remaining of 8.8 years)	$76,312	$85,054
Acquired above-market leases, net of accumulated amortization of $751 and $516, respectively (with a weighted average life remaining of 12.1 years and 8.4 years, respectively)	7,063	1,045

Total intangible lease assets, net	$83,375	$86,099

Intangible lease liabilities:
Acquired below-market leases, net of accumulated amortization of $9,403 and $7,630, respectively (with a weighted average life remaining of 8.9 years and 9.5 years, respectively)	$26,295	$21,470

Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying consolidated statements of operations.

The following table summarizes the amortization related to the intangible lease assets and liabilities for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	Year Ended December 31,
	2019	2018	2017
In-place lease and other intangible amortization	$7,494	$10,417	$10,423
Above-market lease amortization	$235	$125	$125
Below-market lease amortization	$2,295	$2,313	$2,329

The following table summarizes the estimated amortization relating to the intangible lease assets and liabilities subsequent to December 31, 2019 (in thousands):

	Amortization
Year Ending December 31,	In-Place Leases and Other Intangibles	Above- Market Leases	Below- Market Leases
2020	$9,255	$694	$2,957
2021	$9,255	$694	$2,957
2022	$9,255	$694	$2,957
2023	$8,548	$578	$2,957
2024	$7,803	$531	$2,957
Thereafter	$32,196	$3,872	$11,510

Total	$76,312	$7,063	$26,295

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the year ended December 31, 2019, one of the Company’s interest rate swap agreements matured. The Company entered into a new interest rate swap agreement associated with a $200.0 million notional amount with an effective date of January 10, 2020. In addition, one of the Company’s interest rate swap agreements was terminated prior to its maturity date due to the repayment of the related debt in connection with the disposition of the underlying property, and resulted in a gain of $278,000. The gain was recorded as a decrease to interest expense and other, net included in the accompanying consolidated statements of operations. As of December 31, 2019, the Company had two interest rate swap agreements.

The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of December 31, 2019 and 2018 (dollar amounts in thousands):

	Balance Sheet Location	Outstanding Notional Amount as of December 31, 2019	Interest Rates (1)	Effective Dates		Fair Value of Asset (Liability) as of
					Maturity Dates	December 31, 2019	December 31, 2018
Interest Rate Swap	Property escrow deposits, prepaid expenses and other assets (2)	$21,670	3.35%	2/10/2015	3/2/2020	$6	$2,944
Interest Rate Swap	Deferred rental income, derivative liability, and other liabilities	$200,000	3.02%	1/10/2020	12/10/2024	$(234)	$—

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of December 31, 2019.
(2)

As of December 31, 2018, the Company had two additional interest rate swap agreements in an asset position with an aggregate notional amount of $232.4 million included in property escrow deposits, prepaid expenses and other assets in the accompanying consolidated balance sheets that were terminated or matured during the year ended December 31, 2019.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive (loss) income, with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the years ended December 31, 2019 and 2018, the amount of gains reclassified from other comprehensive (loss) income as a decrease to interest expense was $2.4 million and $1.6 million, respectively. For the year ended December 31, 2017, the amount of loss reclassified from other comprehensive (loss) income as an increase to interest expense was $729,000. During the next 12 months, the Company estimates that $22,000 will be reclassified from other comprehensive (loss) income as an increase to interest expense. The Company includes cash flows from interest rate swap agreements in cash flows provided by operating activities on its consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in its consolidated statements of cash flows as the category for cash flows from the hedged items.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company breaches any of these provisions, it could be required to settle its obligations under these agreements at the aggregate termination value of the derivative instruments, inclusive of interest payments and accrued interest of $251,000 as of December 31, 2019. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of December 31, 2019.

NOTE 7 — CREDIT FACILITY AND NOTES PAYABLE

As of December 31, 2019, the Company had $368.8 million of debt outstanding, including net deferred financing costs, with a weighted average interest rate of 3.7% and weighted average term to maturity of 2.9 years. The weighted average term to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date.

The following table summarizes the debt balances as of December 31, 2019 and 2018, and the debt activity for the year ended December 31, 2019 (in thousands):

	Balance as of December 31, 2018	During the Year Ended December 31, 2019
		Debt Issuance, Net	Repayments and Modifications		Accretion	Balance as of December 31, 2019
Fixed rate debt	$295,545	$—	$(124,480	) (1)	$—	$171,065
Credit facility	309,500	209,000	(318,500)		—	200,000

Total debt	605,045	209,000	(442,980)		—	371,065
Deferred costs — credit facility (2)	(274)	(2,134)	—		292	(2,116)
Deferred costs — fixed rate debt	(880)	—	570		202	(108)

Total debt, net	$603,891	$206,866	$(442,410)		$494	$368,841

(1)	Includes the assumption of $57.0 million of fixed rate debt by the Purchaser, as further described below.
(2)	Deferred costs relate to the term portion of the credit facility, as discussed in Note 2 — Summary of Significant Accounting Policies.

Notes Payable

As of December 31, 2019, the fixed rate debt outstanding of $171.1 million included $21.7 million of variable rate debt that is fixed through an interest rate swap agreement, which has the effect of fixing the variable interest rate per annum through the maturity date of the variable rate debt. The fixed rate debt has interest rates ranging from 3.3% to 4.8% per annum and matures on various dates from March 2020 to November 2020. As of December 31, 2019, the fixed rate debt had a weighted average interest rate of 4.4%. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt was $270.1 million as of December 31, 2019. Each of the mortgage notes payable, comprising the fixed rate debt, is secured by the respective properties on which the debt was placed. Subsequent to December 31, 2019, the Company repaid in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

full $21.7 million of variable rate debt fixed through an interest rate swap agreement that matured on March 2, 2020. With respect to the Company’s $149.4 million of debt maturing within the next 12 months following the date these financial statements are issued, the Company believes cash on hand, net cash provided by operations, borrowings available under the Credit Facility or the entry into new financing arrangements will be sufficient in order to meet its debt obligations.

Pursuant to the Purchase and Sale Agreement described in Note 4 — Real Estate Assets, total consideration for the sale of 18 industrial properties during the year ended December 31, 2019 included the assumption by the Purchaser of a $57.0 million loan on a property in Ruskin, Florida. In connection with the sale, the Company made principal repayments totaling $67.5 million on certain mortgage notes due to the disposition of the underlying properties, including the termination of an interest rate swap agreement on one property in Petersburg, Virginia prior to its maturity date.

Credit Facility

The Credit Facility defined below replaced the Company’s prior unsecured credit facility with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the lenders under the credit agreement (the “Prior Credit Agreement”), that provided for borrowings of up to $400.0 million, which included a $200.0 million unsecured term loan and up to $200.0 million in unsecured revolving loans (the “Prior Revolving Loans”). During the year ended December 31, 2019, the Company used proceeds from the sale of 18 industrial properties to pay down the remaining $110.0 million of the Prior Revolving Loans, which was set to mature on December 12, 2019.

On December 10, 2019, the Company entered into a new credit agreement with JPMorgan Chase as administrative agent, and the lenders under the credit agreement (the “Credit Agreement”), that allows for borrowings of up to $500.0 million (the “Credit Facility”), including a $300.0 million delayed draw term loan facility (the “Term Loan”) and up to $200.0 million in revolving loans under a revolving credit facility (the “Revolving Loans”), and used the proceeds of the Term Loan to repay amounts outstanding under the Prior Credit Agreement. The Term Loan matures on December 10, 2024. The Revolving Loans are set to mature on December 10, 2023; however, the Company may elect to extend the maturity date of the Revolving Loans for up to two six-month periods, but no later than December 10, 2024, subject to satisfying certain conditions described in the Credit Agreement.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR, multiplied by the statutory reserve rate (the “Adjusted LIBO Rate”), plus the applicable rate ranging from 1.40% to 1.90%, or (ii) the base rate, ranging from 0.40% to 0.90%, plus the greater of: (a) JPMorgan Chase’s prime rate; (b) the NYFRB Rate, as defined in the Credit Agreement, plus 0.50%; or (c) the Adjusted LIBO Rate for a period of one month plus 1.00%. As of December 31, 2019, there were no amounts outstanding under the Revolving Loans, and the amount outstanding under the Term Loan totaled $200.0 million, which will be subject to an interest rate swap agreement (the “Swapped Term Loan”) effective January 10, 2020. The interest rate swap agreement will have the effect of fixing the Adjusted LIBO Rate per annum of the Swapped Term Loan at an all-in rate of 3.02%. As of December 31, 2019, the Company had $295.1 million in unused capacity under the Credit Facility, subject to borrowing availability. The Company had available borrowings of $181.7 million as of December 31, 2019.

The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $400.0 million plus (ii) 75% of the equity issued minus (iii) the aggregate amount of any redemptions or similar transaction from the date of the Credit

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement, a net leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40%, and recourse debt at less than or equal to 15% of total asset value. The Company believes it was in compliance with the financial covenants of the Credit Agreement, as well as the financial covenants under the Company’s various fixed and variable rate debt agreements, as of December 31, 2019.

Maturities

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt as of December 31, 2019 for each of the five succeeding fiscal years and the period thereafter (in thousands):

Year Ending December 31,	Principal Repayments
2020	$171,065
2021	—
2022	—
2023	—
2024	200,000
Thereafter	—

Total	$371,065

NOTE 8 — SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for the years ended December 31, 2019, 2018 and 2017 are as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$72,942	$3,588	$3,589
Accrued deferred financing costs	$—	$9	$—
Change in fair value of interest rate swaps	$(3,172)	$2	$2,048
Change in accrued distribution and stockholder servicing fees	$(45)	$—	$—
Common stock issued through distribution reinvestment plan	$19,388	$21,330	$22,138
Accrued capital expenditures	$665	$233	$160
Mortgage note assumed by buyer in real estate disposition	$(56,980)	$—	$—
Supplemental Cash Flow Disclosures:
Interest paid	$17,098	$23,051	$21,233
Cash paid for taxes	$241	$263	$193

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Purchase Commitments

As of December 31, 2019, the Company had entered into a purchase agreement with an unaffiliated third-party seller to acquire a 100% interest in one property, subject to meeting certain criteria, for an aggregate purchase price of $26.0 million, exclusive of closing costs. As of December 31, 2019, the Company had $1.0 million of property escrow deposits held by escrow agents in connection with the future property acquisition, which will be forfeited if the transaction is not completed under certain circumstances. The deposit is included in the accompanying consolidated balance sheets in property escrow deposits, prepaid expenses and other assets. As of December 31, 2019, the escrow deposit had not been forfeited. As discussed in Note 16 — Subsequent Events, the property was acquired subsequent to December 31, 2019.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

NOTE 10 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, fees and expenses payable to CCI II Management and certain of its affiliates in connection with the Offering and the acquisition, management and disposition of its assets.

Distribution and stockholder servicing fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares that is calculated on a daily basis in the amount of 1/365th of 0.8% of the per share NAV of the Class T Shares that were sold in the primary portion of the Offering. The distribution and stockholder servicing fee is paid monthly in arrears from cash flows from operations or, if the Company’s cash flows from operations are not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flows. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the transfer agent, on behalf of the Company, determines that total selling commissions and distribution and

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 7.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of the Company’s shares in the Offering, excluding shares sold pursuant to the DRIP portion of the Offering; (iii) the fifth anniversary of the last day of the month in which the Offering (excluding the offering of shares pursuant to the DRIP portion of the Offering) terminates; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform. No distribution and stockholder servicing fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP portion of the Offering or the DRIP Offering.

Acquisition fees and expenses

The Company pays CCI II Management or its affiliates acquisition fees of up to 2.0% of: (i) the contract purchase price of each property or asset the Company acquires; (ii) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (iii) the purchase price of any loan the Company acquires; and (iv) the principal amount of any loan the Company originates. In addition, the Company reimburses CCI II Management or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred and are included in transaction-related expenses in the consolidated statements of operations.

Advisory fees and expenses

The Company pays CCI II Management a monthly advisory fee based upon the Company’s monthly average invested assets, which, for those assets acquired prior to January 1, 2019, is based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of December 31, 2018, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to December 31, 2018, is based on the purchase price. The monthly advisory fee is equal to the following amounts: (i) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 and $2.0 billion; (ii) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4.0 billion.

Operating expenses

The Company reimburses CCI II Management or its affiliates for the operating expenses they paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CCI II Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income, excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI II Management or its affiliates for the salaries and benefits paid to personnel in connection with the services for which CCI II Management or its affiliates receive acquisition fees, and the Company will not reimburse CCI II Management for salaries and benefits paid to the Company’s executive officers.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Disposition fees

If CCI II Management or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s entire portfolio), the Company will pay CCI II Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the total disposition fees paid to CCI II Management, its affiliates, and unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI II Management or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CCI II Management or its affiliates at such rates and in such amounts as the Board, including a majority of the Company’s independent directors, and CCI II Management agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold.

Subordinated performance fees

If the Company is sold or its assets are liquidated, CCI II Management will be entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI II Management will be entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to stockholders. As an additional alternative, upon termination of the advisory agreement, CCI II Management may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the years ended December 31, 2019, 2018 and 2017, no subordinated performance fees were incurred related to any such events.

The Company incurred fees and expense reimbursements as shown in the table below for services provided by CCI II Management and its affiliates related to the services described above during the periods indicated (in thousands):

	Year Ended December 31,
	2019	2018	2017
Distribution and stockholder servicing fees (1)	$204	$201	$198
Acquisition fees and expenses	$5,706	$164	$2,202
Disposition fees	$1,562	$—	$—
Advisory fees and expenses	$7,558	$10,547	$10,292
Operating expenses	$1,286	$1,522	$1,520

(1)

Amounts are calculated in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $292,000 and $541,000 for the years ended December 31, 2019 and 2018, respectively, which is included in due to affiliates in the consolidated balance sheets with a corresponding decrease to capital in excess of par value, as described in Note 2 — Summary of Significant Accounting Policies.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to Affiliates

As of December 31, 2019 and 2018, $1.1 million and $1.4 million, respectively, was recorded for services and expenses incurred, but not yet reimbursed to CCI II Management, or its affiliates. These amounts are primarily for operating expenses and distribution and stockholder servicing fees payable to CCO Capital. These amounts were included in due to affiliates in the consolidated balance sheets for such periods.

NOTE 11 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CCI II Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CCI II Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 12 — STOCKHOLDERS’ EQUITY

As of December 31, 2019, 2018, and 2017 the Company was authorized to issue 490.0 million shares of common stock pursuant to the primary offering, consisting of two classes of shares (245.0 million Class A Shares and 245.0 million Class T Shares) and 10.0 million shares of preferred stock. All shares of such stock have a par value of $0.01 per share.

On February 26, 2013, CREInvestments, LLC, an affiliate of CCI II Management, acquired 20,000 Class A Shares at $10.00 per share. On February 7, 2014, the ownership of such shares was transferred to VEREIT Operating Partnership, L.P. (“VEREIT OP”), a former affiliated entity of the Company’s sponsor. On February 1, 2018, the ownership of such shares was transferred by VEREIT OP to CCI II Management. Pursuant to the Company’s Charter, CCI II Management is prohibited from selling the 20,000 Class A Shares that represents the initial investment in the Company for so long as CCO Group remains the Company’s sponsor; provided, however, that CCI II Management may transfer ownership of all or a portion of these 20,000 Class A Shares to other affiliates of the Company’s sponsor.

Distribution Reinvestment Plan

Pursuant to the DRIP, the Company allows stockholders to elect to have their distributions reinvested in additional shares of the Company’s common stock at the most recent estimated per share NAV. Distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares.

The Board may terminate or amend the DRIP at the Company’s discretion at any time upon ten days’ prior written notice to the stockholders. During the years ended December 31, 2019, 2018 and 2017, approximately 1.8 million, 2.0 million and 2.2 million shares, respectively, were purchased under the DRIP portion of the Offering or DRIP Offering for $19.4 million, $21.3 million and $22.1 million, respectively, which were recorded as redeemable common stock on the consolidated balance sheets.

Share Redemption Program

The Company’s share redemption program permits its stockholders to sell their shares back to the Company after they have held them for at least one year, subject to the significant conditions and limitations described below.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The share redemption program provides that the Company will redeem shares of its common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. The Company will limit the number of shares redeemed pursuant to the share redemption program as follows: (1) the Company will not redeem in excess of 5% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid; and (2) funding for the redemption of shares will be limited to the net proceeds the Company receives from the sale of shares under the DRIP portion of the Offering and the DRIP Offering. In an effort to accommodate redemption requests throughout the calendar year, the Company intends to limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter, and funding for redemptions for each quarter generally will be limited to the net proceeds the Company receives from the sale of shares in the respective quarter under the DRIP portion of the Offering and the DRIP Offering.

Except for redemptions due to a stockholder’s death, bankruptcy or other exigent circumstances, the redemption price per share will equal the per share value shown on the stockholder’s most recent customer account statement. The redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock if any such event is not already reflected in the per share value shown on the stockholder’s most recent customer account statement. See the discussion of the updated estimated per share NAV of the Company’s common stock effective March 30, 2020 in Note 16 — Subsequent Events.

Upon receipt of a request for redemption, the Company may conduct a Uniform Commercial Code search to ensure that no liens are held against the shares. If the Company cannot purchase all shares presented for redemption in any fiscal quarter, based upon insufficient cash available and/or the limit on the number of shares the Company may redeem during any quarter or year, the Company will give priority to the redemption of deceased stockholders’ shares. The Company next will give priority to requests for full redemption of accounts with a balance of 250 shares or less at the time the Company receives the request, in order to reduce the expense of maintaining small accounts. Thereafter, the Company will honor the remaining quarterly redemption requests on a pro rata basis. Following such quarterly redemption period, the unsatisfied portion of the prior redemption request must be resubmitted, prior to the last day of the new quarter. Unfulfilled requests for redemption will not be carried over automatically to subsequent redemption periods.

The Company redeems shares no later than the end of the month following the end of each fiscal quarter. Requests for redemption must be received on or prior to the end of the fiscal quarter in order for the Company to repurchase the shares in the month following the end of that fiscal quarter. The Board may amend, suspend or terminate the share redemption program at any time upon 30 days’ notice to the stockholders. During the years ended December 31, 2019, 2018 and 2017, the Company redeemed approximately 1.8 million, 2.1 million and 1.9 million shares under the share redemption program for $20.0 million, $21.5 million and $19.4 million, respectively. During the year ended December 31, 2019, redemption requests relating to approximately 11.9 million shares went unfulfilled.

Distributions Payable and Distribution Policy

The Board authorized a daily distribution, based on 365 days in the calendar year, of $0.001726027 per Class A Share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2018 and ending on December 31, 2019. The Board authorized a daily distribution on Class T Shares for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2018 and ending on December 31, 2019, equal to $0.001726027 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis).

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Board authorized a daily distribution, based on 366 days in the calendar year, of $0.001721311 per Class A Share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020. The Board authorized a daily distribution on Class T Shares for stockholders of record of such class of shares as of the close of business on each day of the period commencing on January 1, 2020 and ending on March 31, 2020, equal to $0.001721311 per Class T Share, less the per share distribution and stockholder servicing fees that are payable with respect to the Class T Shares (as calculated on a daily basis).

Subsequent to December 31, 2019, the Board reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 7, 2019, which distributions will be paid on or around April 1, 2020. Given the impact of the novel strain of coronavirus (“COVID-19”) outbreak, the Board has decided to defer making a determination as to the amount and timing of distributions for the second quarter of 2020 until such time that the Company has greater visibility into the impact that the COVID-19 outbreak will have on the Company’s tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to the Company’s tenants, the Company’s ability to access the capital markets, and on the United States and worldwide financial markets and economy.

On December 23, 2019, the Board authorized the declaration of the 2019 Distribution of $1.03 per share on Class A Shares and Class T Shares to all stockholders of record of such shares as of the close of business on December 30, 2019. The 2019 Distribution was paid on January 15, 2020. The Company designated the 2019 Distribution as a special distribution, which represents a portion of the proceeds from the sale of 18 industrial properties on April 9, 2019, as discussed in Note 4 — Real Estate Assets. As of December 31, 2019, the Company had distributions payable of $72.9 million.

Equity-Based Compensation

On August 9, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s common shares were reserved for issuance and share awards of 376,000 are available for future grant at December 31, 2019. Under the Plan, the Board or a committee designated by the Board has the authority to grant restricted stock awards or deferred stock awards to non-employee directors of the Company, which will further align such directors’ interests with the interests of the Company’s stockholders. The Board or committee also has the authority to determine the terms of any award granted pursuant to the Plan, including vesting schedules, restrictions and acceleration of any restrictions. The Plan may be amended or terminated by the Board at any time. The Plan expires on August 8, 2028.

As of December 31, 2019, the Company has granted awards of approximately 6,000 restricted Class A Shares to each of the independent members of the Board (approximately 24,000 restricted shares in aggregate) under the Plan. As of December 31, 2019, 12,000 of the restricted Class A Shares had vested based on one year of continuous service. The remaining 12,000 shares issued had not vested or been forfeited as of December 31, 2019. The fair value of the Company’s share awards is determined using the Company’s NAV per share on the date of grant. Compensation expense related to these restricted Class A Shares is recognized over the vesting period. The Company recorded compensation expense of $131,000 and $33,000 for the years ended December 31, 2019 and 2018, respectively, related to these restricted Class A Shares included in general and administrative expenses in the accompanying consolidated statements of operations.

As of December 31, 2019, there was $98,000 of total unrecognized compensation expense related to these restricted Class A Shares, which will be recognized ratably over the remaining period of service prior to October 1, 2020.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 — INCOME TAXES

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nondividend distributions. Nondividend distributions will reduce U.S stockholders’ basis (but not below zero) in their shares. The following table shows the character of the distributions the Company paid on a percentage basis for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
Character of Distributions:	2019	2018	2017
Ordinary dividends	8%	41%	40%
Nondividend distributions	—%	59%	60%
Capital gain distributions	92%	—%	—%

Total	100%	100%	100%

During the years ended December 31, 2019, 2018 and 2017, the Company incurred state and local income and franchise taxes of $896,000, $242,000 and $235,000, respectively, which were recorded in general and administrative expenses in the consolidated statements of operations.

The Company had no unrecognized tax benefits as of or during the years ended December 31, 2019, 2018 and 2017. Any interest and penalties related to unrecognized tax benefits would be recognized within the provision for income taxes in the accompanying consolidated statements of operations. The Company files income tax returns in the U.S. federal jurisdiction, as well as various state jurisdictions, and is subject to routine examinations by the respective tax authorities.

NOTE 14 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company adopted ASC 842, using the optional alternative transition method and used the effective date as the date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019. The Company elected the “package of practical expedients,” which permits the Company to not reassess under the new standard prior conclusions about lease identification, lease classification and initial direct costs. The Company elected to apply the practical expedient for all of the Company’s leases to account for the lease and non-lease components as a single, combined operating lease component under ASC 842. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

As of December 31, 2019, the leases had a weighted-average remaining term of 8.8 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2019, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Year Ending December 31,	Future Minimum Rental Income
2020	$67,875
2021	71,330
2022	72,884
2023	70,385
2024	65,528
Thereafter	305,689

Total	$653,691

As previously disclosed in our 2018 Annual Report on Form 10-K and under the previous lease accounting standard, Topic 840, the following table summarizes the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, as of December 31, 2018 (in thousands):

Year Ending December 31,	Future Minimum Rental Income
2019	$88,057
2020	89,356
2021	90,568
2022	92,246
2023	90,332
Thereafter	407,391

Total	$857,950

Rental and other property income during the years ended December 31, 2019, 2018 and 2017 consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	2017
Fixed rental and other property income (1)	$67,856	$93,785	$92,349
Variable rental and other property income (2)	8,063	12,827	11,313

Total rental and other property income	$75,919	$106,612	$103,662

(1)

Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above- and below-market leases.

(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses.

The Company has one property subject to a non-cancelable operating ground lease with a remaining term of 2.8 years. Upon initial adoption of ASC 842, the Company recognized a lease liability (in deferred rental income

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and other liabilities) and a related ROU asset (in prepaid expenses, derivative assets and other assets) of $170,000 in the consolidated balance sheets. The lease liability and ROU asset were initially measured at the present value of the future minimum lease payments using a discount rate of 4.3%. This reflects the Company’s incremental borrowing rate, which was calculated based on the interest rate the Company would incur to borrow on a fully collateralized basis over a term similar to the lease.

The Company recognized $48,000 of ground lease expense during the year ended December 31, 2019, all of which was paid in cash during the period it was recognized. As of December 31, 2019, the Company’s scheduled future minimum rental payments related to its operating ground lease is $48,000 annually for 2020 through the maturity date of the lease in October 2022.

NOTE 15 — QUARTERLY RESULTS (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2019 and 2018 (in thousands, except for per share amounts). In the opinion of management, the information for the interim periods presented includes all adjustments, which are of a normal and recurring nature, necessary to present a fair presentation of the results for each period.

	December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$27,642	$15,704	$14,683	$17,890
Net income	$3,948	$122,480	$2,861	$2,605
Basic and diluted net income per share — Class A common stock (1)	$0.06	$1.82	$0.04	$0.04
Basic and diluted net income per share — Class T common stock (1)	$0.04	$1.80	$0.02	$0.02

(1)

The Company calculates net income per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

	December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$26,658	$26,256	$26,577	$27,121
Net income	$3,735	$2,917	$3,209	$3,392
Basic and diluted net income per share — Class A common stock (1)	$0.06	$0.04	$0.05	$0.05
Basic and diluted net income per share — Class T common stock (1)	$0.04	$0.02	$0.03	$0.03

(1)

The Company calculates net income per share based on the weighted-average number of outstanding shares of common stock during the reporting period. The average number of shares fluctuates throughout the year and can therefore produce a full year result that does not agree to the sum of the individual quarters.

NOTE 16 — SUBSEQUENT EVENTS

Subsequent to December 31, 2019, there was a global outbreak of COVID-19. The global and domestic response to the COVID-19 outbreak continues to rapidly evolve. Thus far, certain responses to the COVID-19 outbreak have included mandates from federal, state and/or local authorities that required temporary closure of or imposed limitations on the operations of certain non-essential businesses. The COVID-19 outbreak and associated responses could negatively impact future tenant sales and operations at the Company’s properties which could result in material impact to the Company’s future results of operations, cash flows and financial condition. The Company is unable to estimate the impact the novel coronavirus will have on its financial results at this time.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redemption of Shares of Common Stock

Subsequent to December 31, 2019, the Company redeemed approximately 439,000 shares for $4.4 million at an average per share price of $10.00 pursuant to the Company’s share redemption program. Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to an amount equal to net proceeds the Company received from the sale of shares pursuant to the DRIP Offering during the respective period. The remaining redemption requests received during the three months ended December 31, 2019 totaling approximately 3.5 million shares went unfulfilled.

Acquisition of Real Estate Assets

Subsequent to December 31, 2019, the Company acquired two commercial properties for an aggregate purchase price of $59.5 million. The Company has not completed its initial purchase price allocation with respect to these properties and therefore cannot provide similar disclosures to those included in Note 4 — Real Estate Assets in these consolidated financial statements for these properties.

Estimated Per Share NAV

On March 26, 2020, the Board established an estimated per share NAV of the Company’s common stock as of December 31, 2019, of $10.06 per share for both Class A Shares and Class T Shares. Commencing on March 30, 2020, distributions will be reinvested in shares of the Company’s common stock under the DRIP Offering at a price of $10.06 per share for both Class A Shares and Class T Shares. Distributions on Class A Shares are reinvested in Class A Shares and distributions on Class T Shares are reinvested in Class T Shares. Pursuant to the terms of the Company’s share redemption program, commencing on March 30, 2020, the updated estimated per share NAV of $10.06 for both Class A Shares and Class T Shares, as of December 31, 2019, will serve as the most recent estimated value for purposes of the share redemption program, until such time as the Board determines a new estimated per share NAV.

Notes Payable and Derivative Instruments

Subsequent to December 31, 2019, the Company repaid in full $21.7 million of variable rate debt fixed through an interest rate swap agreement that matured on March 2, 2020. Additionally, the Company’s interest rate swap agreement associated with a $200.0 million notional amount was effective as of January 10, 2020, as discussed in Note 6 — Derivative Instruments and Hedging Activities.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION

(in thousands)

			Initial Costs to Company		Total Adjustment to Basis (b)	Gross Amount at Which Carried At December 31, 2019 (c) (d) (e)	Accumulated Depreciation (f) (g)	Date Acquired	Date Constructed
Description (a)	Encumbrances		Land	Buildings & Improvements
Real Estate Held for Investment:
3 Phoenix, Inc.:
Wake Forest, NC		(h)	$973	$8,330	$—	$9,303	$1,125	9/30/2014	2014
Amcor Rigid Plastics USA, Inc.:
Bellevue, OH		(h)	1,109	17,131	10,354	28,594	3,031	9/26/2014	1998
Anadarko:
Platteville, CO			1,733	21,303	—	23,036	197	9/20/2019	2014
Avnet, Inc.:
Phoenix, AZ		(h)	4,037	28,738	—	32,775	3,213	10/14/2016	1997
San Antonio, TX		(h)	1,619	9,611	—	11,230	1,615	12/19/2014	2014
County of Santa Clara:
San Jose, CA		(h)	4,561	17,508	—	22,069	2,927	1/13/2014	1997
Dow Chemical:
Lake Jackson, TX		(h)	1,679	52,140	—	53,819	4,547	1/31/2017	2015
E.I. DuPont de Nemours and Company:
Johnston, CO		(h)	1,587	33,027	—	34,614	4,755	12/19/2014	2014
Express Scripts:
Lincoln Hill, PA		(h)	2,873	14,064	—	16,937	2,324	11/9/2015	2015
Fidelity Building Services:
Sparks Glencoe, MD			1,455	7,807	—	9,262	11	12/20/2019	1981
Freeport-McMoRan Corporation:
Phoenix, AZ	$71,500		—	96,553	—	96,553	13,410	11/4/2014	2010
Fresenius Regional Call Center:
Tyler, TX		(h)	2,637	16,759	—	19,396	1,424	12/20/2016	2016
International Paper:
Memphis, TN			5,416	69,468	—	74,884	101	12/19/2019	2015
Keurig Green Mountain Coffee:
Burlington, MA	21,670		4,612	31,175	—	35,787	5,061	6/30/2014	2013
Burlington, MA	77,895		5,190	116,453	963	122,606	14,304	8/18/2015	2014
Lennar Homes:
Houston, TX		(h)	1,368	15,045	—	16,413	1,860	12/9/2015	2015
Mercury Systems
Andover, MA			11,307	21,293	—	32,600	177	10/15/2019	1997
Protein Simple:
San Jose, CA		(h)	10,798	21,611	25	32,434	3,464	10/23/2014	1982
RF Micro Devices:
Greensboro, NC		(h)	865	11,155	1,561	13,581	1,682	6/12/2014	1999
State of Alabama:
Birmingham, AL		(h)	1,950	26,831	1,124	29,905	4,083	4/30/2014	2010
Terraces at Copley Point:
San Diego, CA			18,492	59,157	—	77,649	416	10/31/2019	2009
Traveler’s Insurance:
Walnut Creek, CA		(h)	6,098	6,786	42	12,926	739	3/24/2017	1983
United Rentals:
Charlotte, NC			2,240	20,351	—	22,591	24	12/16/2019	2003
Wyle CAS Group:
Huntsville, AL		(h)	2,033	18,384	—	20,417	3,104	7/9/2014	2013

TOTAL:	$171,065		$94,632	$740,680	$14,069	$849,381	$73,594

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

SCHEDULE III — REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION — (Continued)

(in thousands)

(a)	As of December 31, 2019, the Company owned one industrial and distribution property and 23 office properties.
(b)	Consists of capital expenditures and real estate development costs.
(c)	Gross intangible lease assets of $112.5 million and the associated accumulated amortization of $29.1 million are not reflected in the table above.
(d)	The aggregate cost for federal income tax purposes was approximately $950.3 million.
(e)	The following is a reconciliation of total real estate carrying value for the years ended December 31 (in thousands):

	2019	2018	2017
Balance, beginning of period	$1,109,640	$1,099,793	$1,005,078
Additions
Acquisitions	240,022	—	83,186
Improvements	3,060	9,847	11,529

Total additions	243,082	9,847	94,715

Deductions
Cost of real estate sold	$(502,060)	—	—
Other	(1,281)	—	—

Total deductions	(503,341)	—	—

Balance, end of period	$849,381	$1,109,640	$1,099,793

(f)	The following is a reconciliation of accumulated depreciation for the years ended December 31 (in thousands):

	2019	2018	2017
Balance, beginning of period	$99,701	$71,559	$43,992
Additions
Acquisitions — Depreciation Expense for Building & Tenant Improvements Acquired	19,276	27,811	27,384
Improvements — Depreciation Expense for Tenant Improvements & Building Equipment	185	331	183

Total additions	19,461	28,142	27,567

Deductions	—	—	—
Cost of real estate sold	(45,332)	—	—
Other	(236)	—	—

Total deductions	(45,568)	—	—

Balance, end of period	$73,594	$99,701	$71,559

(g)

The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, buildings are depreciated over 40 years, site improvements are amortized over 15 years, and tenant improvements are amortized over the remaining life of the lease or the useful life, whichever is shorter.

(h)	Part of the Credit Facility’s unencumbered borrowing base. As of December 31, 2019, the Company had $200.0 million outstanding under the Credit Facility.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts) (Unaudited)

	September 30, 2020	December 31, 2019
ASSETS
Real estate assets:
Land	$105,567	$94,632
Buildings and improvements	800,898	754,749
Intangible lease assets	122,250	112,473

Total real estate assets, at cost	1,028,715	961,854
Less: accumulated depreciation and amortization	(129,085)	(102,692)

Total real estate assets, net	899,630	859,162
Cash and cash equivalents	16,072	102,093
Restricted cash	—	1,364
Rents and tenant receivables	24,493	20,057
Prepaid expenses and other assets	968	1,572
Deferred costs, net	1,158	1,407

Total assets	$942,321	$985,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and note payable, net	$410,149	$368,841
Accrued expenses and accounts payable	5,717	3,906
Due to affiliates	1,076	1,093
Intangible lease liabilities, net	27,055	26,295
Distributions payable	2,764	72,942
Derivative liability, deferred rental income and other liabilities	18,049	5,695

Total liabilities	464,810	478,772

Commitments and contingencies
Redeemable common stock	—	26,963

STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.01 par value per share; 245,000,000 shares authorized, 64,548,104 and 64,766,777 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	645	648
Class T common stock, $0.01 par value per share; 245,000,000 shares authorized, 2,577,808 and 2,569,510 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	25	25
Capital in excess of par value	608,446	583,482
Accumulated distributions in excess of earnings	(119,579)	(104,007)
Accumulated other comprehensive loss	(12,026)	(228)

Total stockholders’ equity	477,511	479,920

Total liabilities, redeemable common stock, and stockholders’ equity	$942,321	$985,655

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues:
Rental and other property income	$23,502	$14,683	$68,963	$58,029
Operating expenses:
General and administrative	1,470	1,237	4,192	3,702
Property operating	2,738	1,503	6,903	5,340
Real estate tax	1,222	503	3,423	3,260
Advisory fees and expenses	2,238	1,487	6,494	5,777
Merger-related	686	—	686	—
Transaction-related	72	24	150	200
Depreciation and amortization	8,662	5,635	25,830	20,241

Total operating expenses	17,088	10,389	47,678	38,520

Gain on disposition of real estate, net	—	—	—	119,978

Operating income	6,414	4,294	21,285	139,487

Other expense:
Interest expense and other, net	(3,021)	(1,433)	(10,381)	(9,628)
Loss on extinguishment of debt	(9)	—	(9)	(570)

Total other expense	(3,030)	(1,433)	(10,390)	(10,198)

Net income	$3,384	$2,861	$10,895	$129,289

Class A Common Stock:
Net income	$3,299	$2,802	$10,610	$124,529

Basic and diluted weighted average number of common shares outstanding	64,634,346	64,790,931	64,704,372	64,815,378

Basic and diluted net income per common share	$0.05	$0.04	$0.16	$1.92

Class T Common Stock:
Net income	$85	$59	$285	$4,760

Basic and diluted weighted average number of common shares outstanding	2,578,345	2,563,719	2,576,438	2,556,896

Basic and diluted net income per common share	$0.03	$0.02	$0.11	$1.86

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income	$3,384	$2,861	$10,895	$129,289
Other comprehensive income (loss)
Unrealized (loss) gain on interest rate swaps	(30)	50	(13,093)	(519)
Amount of loss (gain) reclassified from other comprehensive income into income as interest expense and other, net	743	(512)	1,295	(1,869)

Total other comprehensive income (loss)	713	(462)	(11,798)	(2,388)

Total comprehensive income (loss)	$4,097	$2,399	$(903)	$126,901

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts) (Unaudited)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance as of January 1, 2020	64,766,777	$648	2,569,510	$25	$583,482	$(104,007)	$(228)	$479,920
Issuance of common stock	423,488	4	17,414	—	4,405	—	—	4,409
Distributions declared on common stock — $0.16 per common share	—	—	—	—	—	(10,502)	—	(10,502)
Commissions on stock sales and related dealer manager fees	—	—	—	—	4	—	—	4
Redemptions of common stock	(429,887)	(4)	(9,473)	—	(4,390)	—	—	(4,394)
Changes in redeemable common stock	—	—	—	—	(16)	—	—	(16)
Equity-based compensation	—	—	—	—	33	—	—	33
Comprehensive income (loss)	—	—	—	—	—	3,660	(11,289)	(7,629)

Balance as of March 31, 2020	64,760,378	$648	2,577,451	$25	$583,518	$(110,849)	$(11,517)	$461,825

Issuance of common stock	340,031	3	13,658	—	3,541	—	—	3,544
Distributions declared on common stock — $0.11 per common share	—	—	—	—	—	(7,664)	—	(7,664)
Distribution and stockholder servicing fees	—	—	—	—	6	—	—	6
Redemptions of common stock	(417,671)	(4)	(16,104)	—	(4,359)	—	—	(4,363)
Changes in redeemable common stock	—	—	—	—	820	—	—	820
Equity-based compensation	—	—	—	—	32	—	—	32
Comprehensive income (loss)	—	—	—	—	—	3,851	(1,222)	2,629

Balance as of June 30, 2020	64,682,738	$647	2,575,005	$25	$583,558	$(114,662)	$(12,739)	$456,829

Issuance of common stock	212,205	2	8,594	—	2,187	—	—	2,189
Distributions declared on common stock — $0.12 per common share	—	—	—	—	—	(8,301)	—	(8,301)
Distribution and stockholder servicing fees	—	—	—	—	3	—	—	3
Redemptions of common stock	(346,839)	(4)	(5,791)	—	(3,494)	—	—	(3,498)
Changes in redeemable common stock	—	—	—	—	26,159	—	—	26,159
Equity-based compensation	—	—	—	—	33	—	—	33
Comprehensive income	—	—	—	—	—	3,384	713	4,097

Balance as of September 30, 2020	64,548,104	$645	2,577,808	$25	$608,446	$(119,579)	$(12,026)	$477,511

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts) (Unaudited) — (Continued)

	Class A Common Stock		Class T Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Number of Shares	Par Value	Number of Shares	Par Value
Balance as of January 1, 2019	64,838,403	$648	2,548,436	$25	$583,304	$(124,308)	$2,944	$462,613
Issuance of common stock	461,200	5	19,131	—	5,077	—	—	5,082
Distributions declared on common stock — $0.16 per common share	—	—	—	—	—	(10,419)	—	(10,419)
Redemptions of common stock	(474,437)	(5)	(15,384)	—	(5,165)	—	—	(5,170)
Changes in redeemable common stock	—	—	—	—	88	—	—	88
Equity-based compensation	—	—	—	—	33	—	—	33
Comprehensive income (loss)	—	—	—	—	—	3,948	(936)	3,012

Balance as of March 31, 2019	64,825,166	$648	2,552,183	$25	$583,337	$(130,779)	$2,008	$455,239

Issuance of common stock	436,379	4	17,557	—	5,004	—	—	5,008
Distributions declared on common stock — $0.16 per common share	—	—	—	—	—	(10,531)	—	(10,531)
Redemptions of common stock	(447,066)	(4)	(12,407)	—	(5,055)	—	—	(5,059)
Changes in redeemable common stock	—	—	—	—	53	—	—	53
Equity-based compensation	—	—	—	—	32	—	—	32
Comprehensive income (loss)	—	—	—	—	—	122,480	(990)	121,490

Balance as of June 30, 2019	64,814,479	$648	2,557,333	$25	$583,371	$(18,830)	$1,018	$566,232

Issuance of common stock	413,398	4	16,893	—	4,741	—	—	4,745
Distributions declared on common stock — $0.16 per common share	—	—	—	—	—	(10,643)	—	(10,643)
Redemptions of common stock	(443,645)	(4)	(6,988)	—	(4,962)	—	—	(4,966)
Changes in redeemable common stock	—	—	—	—	221	—	—	221
Equity-based compensation	—	—	—	—	33	—	—	33
Comprehensive income (loss)	—	—	—	—	—	2,861	(462)	2,399

Balance as of September 30, 2019	64,784,232	$648	2,567,238	$25	$583,404	$(26,612)	$556	$558,021

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands) (Unaudited)

	Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income	$10,895	$129,289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, net	24,003	18,674
Amortization of deferred financing costs	696	756
Straight-line rental income	(4,815)	(1,654)
Equity-based compensation	98	98
Gain on disposition of real estate, net	—	(119,978)
Loss on extinguishment of debt	9	570
Changes in assets and liabilities:
Rents and tenant receivables	379	4,334
Prepaid expenses and other assets	(402)	(120)
Accrued expenses and accounts payable	1,843	(4,308)
Deferred rental income and other liabilities	562	(3,957)
Due to affiliates	133	(356)

Net cash provided by operating activities	33,401	23,348

Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(63,743)	(35,017)
Net proceeds from disposition of real estate assets	—	556,970
Payment of property escrow deposits	(700)	(2,500)
Refund of property escrow deposits	1,700	500
Proceeds from the settlement of insurance claims	—	260

Net cash (used in) provided by investing activities	(62,743)	520,213

Cash flows from financing activities:
Redemptions of common stock	(12,255)	(15,195)
Distribution and stockholder servicing fees paid	(137)	(152)
Distributions to stockholders	(86,503)	(16,876)
Proceeds from credit facility	359,500	9,000
Repayments of credit facility and notes payable	(318,565)	(185,722)
Deferred financing costs paid	(83)	(90)

Net cash used in financing activities	(58,043)	(209,035)

Net (decrease) increase in cash and cash equivalents and restricted cash	(87,385)	334,526
Cash and cash equivalents and restricted cash, beginning of period	103,457	5,862

Cash and cash equivalents and restricted cash, end of period	$16,072	$340,388

Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$16,072	$339,038
Restricted cash	—	1,350

Total cash and cash equivalents and restricted cash	$16,072	$340,388

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$2,764	$3,470
Change in fair value on interest rate swaps	$(11,798)	$(2,388)
Common stock issued through distribution reinvestment plan	$10,142	$14,835
Accrued capital expenditures	$633	$3
Fair value of mortgage note assumed by buyer in real estate disposition	$—	$(56,980)
Supplemental Cash Flow Disclosures:
Interest paid	$10,461	$13,887
Cash paid for taxes	$688	$223

The accompanying notes are an integral part of these condensed consolidated financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited)

NOTE 1 — ORGANIZATION AND BUSINESS

Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) is a non-exchange traded real estate investment trust (“REIT”) formed as a Maryland corporation on February 26, 2013, that elected to be taxed, and currently qualifies, as a REIT for U.S. federal income tax purposes beginning with its taxable year ended December 31, 2014. The Company primarily acquires commercial real estate assets consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term “net leases”, including distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters in strategic locations. As of September 30, 2020, the Company owned 26 properties, comprising approximately 3.9 million rentable square feet of 99.6% leased commercial space located in 12 states.

Substantially all of the Company’s business is conducted through Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership (“CCI II OP”), of which the Company is the sole general partner and owns, directly or indirectly, 100% of the partnership interests.

The Company is externally managed by Cole Corporate Income Management II, LLC, a Delaware limited liability company (“CCI II Management”), which is an affiliate of CIM Group, LLC (“CIM”). CIM is a community-focused real estate and infrastructure owner, operator, developer and lender with multi-disciplinary expertise, including in acquisitions, management, development, leasing, research and capital markets. CIM is headquartered in Los Angeles, California and has offices in Oakland, California; Bethesda, Maryland; Dallas, Texas; New York, New York; Chicago, Illinois; Phoenix, Arizona; Orlando, Florida; Tokyo, Japan; and Atlanta, Georgia.

CCO Group, LLC owns and controls CCI II Management, the Company’s advisor, and is the indirect owner of CCO Capital, LLC (“CCO Capital”), the Company’s dealer manager, and CREI Advisors, LLC (“CREI Advisors”), the Company’s property manager. CCO Group, LLC and its subsidiaries (collectively, “CCO Group”) serve as the Company’s sponsor and as a sponsor to CIM Real Estate Finance Trust, Inc. (“CMFT”), Cole Credit Property Trust V, Inc. (“CCPT V”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”) and CIM Income NAV, Inc. (“CIM Income NAV”).

On September 17, 2013, the Company commenced its initial public offering (the “Offering”) on a “best efforts” basis, initially offering up to a maximum of $2.5 billion in shares of a single class of common stock (referred to as Class A Shares) in the primary offering at a price of $10.00 per share, as well as up to $475.0 million in additional shares pursuant to a distribution reinvestment plan (the “Original DRIP”) at a price of $9.50 per share. In March 2016, the Company reclassified a portion of its unissued Class A common stock (the “Class A Shares”) as Class T common stock (the “Class T Shares”) and commenced sales of Class T Shares thereafter upon receipt of the required regulatory approvals. In addition, the Company registered an aggregate of $120.0 million of Class A Shares and Class T Shares under the Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRIP” and collectively with the Original DRIP, the “DRIP”) pursuant to a Registration Statement on Form S-3 (Registration No. 333-213306), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 25, 2016 and automatically became effective with the SEC upon filing (the “DRIP Offering” and collectively with the Offering, the “Offerings”).

The Company ceased issuing shares in the Offering on September 17, 2016 and had sold a total of $678.0 million of Class A Shares and Class T Shares, including $651.3 million of Class A Shares and Class T Shares sold to the public pursuant to the primary portion of the Offering and $26.7 million of Class A Shares and Class T Shares sold pursuant to the DRIP. The unsold Class A Shares and Class T Shares of $2.3 billion in the aggregate were subsequently deregistered. The Company continued to issue Class A Shares and Class T Shares

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

under the DRIP Offering until, on August 30, 2020, the Company’s board of directors (the “Board”) suspended the DRIP Offering in connection with the entry of the Company into the CMFT Merger Agreement (as defined below).

The Board establishes an updated estimated per share net asset value (“NAV”) of the Company’s common stock on at least an annual basis for purposes of assisting broker-dealers that participated in the Offering in meeting their customer account reporting obligations under Financial Industry Regulatory Authority Rule 2231. Distributions are reinvested in shares of the Company’s common stock under the DRIP Offering at the estimated per share NAV as determined by the Board. Additionally, the estimated per share NAV as determined by the Board serves as the per share NAV price for the purposes of the share redemption program. As of September 30, 2020, the estimated per share NAV was $9.93 per share, which was established by the Board on August 11, 2020 using a valuation date of June 30, 2020. Commencing on August 14, 2020, $9.93 served as the per share NAV for both Class A Shares and Class T Shares under the DRIP Offering. The Board previously established a per share NAV as of February 29, 2016, December 31, 2016, December 31, 2017, December 31, 2018, December 31, 2019 and March 31, 2020. The Company’s estimated per share NAVs are not audited or reviewed by its independent registered public accounting firm. Given the relative stability of the Company’s rent collections and the per share NAV for the quarters ended March 31, 2020 and June 30, 2020, the Board determined that it is in the best interests of the Company and its stockholders to cease incurring the additional costs associated with quarterly valuations and return to updating the Company’s per share NAV on an annual basis in accordance with its valuation policies.

Pending Merger

On August 30, 2020, the Company, CMFT and Thor II Merger Sub, LLC, a wholly owned subsidiary of CMFT (“CMFT Merger Sub”), entered into an Agreement and Plan of Merger (the “CMFT Merger Agreement”). Subject to the terms and conditions of the CMFT Merger Agreement, the Company would have merged with and into CMFT Merger Sub (the “CMFT Merger”), with CMFT Merger Sub surviving the CMFT Merger, such that following the CMFT Merger, the surviving entity would continue as a wholly owned subsidiary of CMFT.

On October 29, 2020, the Company terminated the CMFT Merger Agreement pursuant to Sections 9.1(c)(ii) and 9.2 of the CMFT Merger Agreement and entered into an agreement (the “Termination Notice”) with CMFT reflecting such termination and pursuant to which, among other things, the Company paid the termination fee equal to $7.38 million to CMFT in accordance with the CMFT Merger Agreement, and agreed to pay to CMFT the amount of CMFT’s Expenses (as defined in the CMFT Merger Agreement) up to $3.69 million, required to be paid pursuant to the terms of the CMFT Merger Agreement (such amounts together, the “CMFT Termination Payment”).

On October 29, 2020, the Company, CCI II OP, and CRI CCIT II LLC, a wholly owned subsidiary of the Company (“CCIT II LP” and, together with the Company and CCI II OP, the “CCIT II Parties”), Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), entered into an Agreement and Plan of Merger (the “GCEAR Merger Agreement”).

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

Subject to the terms and conditions of the GCEAR Merger Agreement, at the Closing (as defined in the GCEAR Merger Agreement) (i) the Company will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving entity, (ii) OP Merger Sub will merge with and into CCI II OP (the “Partnership Merger”), with the CCI II OP being the surviving entity and (iii) CCIT II LP will merge with and into LP Merger Sub (the “LP Merger” and, together with the REIT Merger and the Partnership Merger, the “GCEAR Mergers”) with LP Merger Sub being the surviving entity.

At the effective time of the REIT Merger and subject to the terms and conditions of the GCEAR Merger Agreement, each issued and outstanding Class A Share and Class T Share (together with the Class A Shares, “Company Common Stock”), will be converted into the right to receive 1.392 shares of GCEAR’s Class E common stock, $0.001 par value per share (“GCEAR Common Stock”), subject to the treatment of fractional shares in accordance with the GCEAR Merger Agreement (the “REIT Merger Consideration”). At the effective time of the REIT Merger and subject to the terms and conditions of the GCEAR Merger Agreement, each issued and outstanding Class A Share granted under the Company’s 2018 Equity Incentive Plan, whether vested or unvested, will be cancelled in exchange for an amount equal to the REIT Merger Consideration.

At the effective time of the Partnership Merger and subject to the terms and conditions of the GCEAR Merger Agreement, (i) each issued and outstanding partnership unit of CCI II OP (“CCIT II Operating Partnership Units”) held by the Company will be converted into the right to receive 1.392 shares of the GCEAR Operating Partnership’s Class E Units, subject to the treatment of fractional units in accordance with the GCEAR Merger Agreement, and the Company will be admitted as a limited partner of the GCEAR Operating Partnership and (ii) each issued and outstanding CCIT II Operating Partnership Unit held by CCIT II LP will automatically be cancelled and cease to exist, and no consideration shall be paid, in connection with or as a consequence of the Partnership Merger.

The GCEAR Merger Agreement also provides that prior to the Stockholder Approval, the Board may, under specified circumstances, make an Adverse Recommendation Change (as defined in the GCEAR Merger Agreement), including withdrawing its recommendation of the GCEAR Mergers, subject to complying with certain conditions set forth in the GCEAR Merger Agreement.

In addition, the Company may terminate the GCEAR Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the GCEAR Merger Agreement) at any time prior to receipt by the Company of the Stockholder Approval pursuant to and subject to the terms and conditions of the GCEAR Merger Agreement.

If the GCEAR Merger Agreement is terminated in connection with the Company’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then the Company must pay to GCEAR a termination fee of $18.45 million and up to $3.69 million as reimbursement for GCEAR’s Expenses (as defined in the GCEAR Merger Agreement), subject to certain exceptions set forth in the GCEAR Merger Agreement.

The GCEAR Mergers are intended to qualify as “reorganizations” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Concurrently with the entry into the GCEAR Merger Agreement, the Company, GCEAR and CCI II Management entered into a letter agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, the Advisory Agreement, dated as of August 27, 2013, by and between the Company and CCI II Management (as amended, the “Advisory Agreement”) will be terminated upon consummation of the GCEAR Mergers. Pursuant to the Termination Agreement, (i) upon consummation of the GCEAR Mergers or

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

(ii) termination of the Advisory Agreement, if such termination occurs prior to the earlier of the consummation of the GCEAR Mergers and June 30, 2021, for certain reasons other than a material breach of the Advisory Agreement by CCI II Management, the Company will pay CCI II Management the Subordinated Performance Fee (as defined in the Advisory Agreement) in an amount equal to $26.7 million and the Disposition Fee (as defined in the Advisory Agreement) in an amount equal to $1.8 million. The Termination Agreement also provides that CCI II Management will not terminate the Advisory Agreement with effect prior to the earlier of the consummation of the GCEAR Mergers and June 30, 2021, other than in the event of material breach of the Advisory Agreement by the Company. In the event that the GCEAR Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

The foregoing description of the GCEAR Mergers and the Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the Current Report on Form 8-K filed by the Company on November 2, 2020 and the Exhibits thereto, which are incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the proposed GCEAR Mergers, GCEAR intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of the Company and will also constitute a prospectus of GCEAR. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of the Company. In connection with the proposed GCEAR Mergers, the Company and GCEAR also plan to file other relevant materials with the SEC. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED GCEAR MERGERS. A definitive proxy statement/prospectus will be sent to the Company’s stockholders. Stockholders of the Company may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by the Company and GCEAR free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by the Company with the SEC will be available free of charge on CIM’s website, at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Copies of the documents filed by GCEAR with the SEC will be available free of charge on GCEAR’s website at http://www.gcear.com or by contacting GCEAR’s Investor Services at (888) 926-2688, as they become available.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

The Company and GCEAR and their respective directors and executive officers and other members of management and employees, as well as certain affiliates of CIM Group, LLC serving as the Company’s external advisor, may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed GCEAR Mergers among the Company, GCEAR and their respective subsidiaries. Information regarding the directors, executive officers and external advisors of Company is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 30, 2020, as amended on April 27, 2020. Information about directors and executive officers of GCEAR is available in the proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 15, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed GCEAR Mergers when they become available.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

Stockholders of the Company should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company or GCEAR using the sources indicated above.

NO OFFER OR SOLICITATION

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed GCEAR Mergers.

Suspension of DRIP and Share Redemption Program

In connection with a contemplated merger, on August 30, 2020, the Board approved the suspension of the DRIP, and, therefore, distributions paid after that date will be paid in cash to all stockholders unless and until the DRIP is reinstated. Additionally, on August 30, 2020, the Board approved the suspension of the Company’s share redemption program, and, therefore, no shares will be redeemed from the Company’s stockholders after that date unless and until the share redemption program is reinstated.

Amended Bylaws

On August 30, 2020, the Board also approved and adopted the Amended and Restated Bylaws of the Company (the “Amended and Restated Bylaws”) to provide that (i) the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Company, (B) any action asserting a claim of breach of any duty owed by a director or officer or other employee of the Company to the Company or its stockholders or asserting a claim of breach of any standard of conduct set forth in the MGCL, (C) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the MGCL, the charter of the Company or the bylaws of the Company, or (D) any action asserting a claim against the Company or any director or officer or other employee of the Company that is governed by the internal affairs doctrine and (ii) the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company’s condensed consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) in all material respects, and have been consistently applied in preparing the accompanying condensed consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The condensed consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019, and related notes thereto, set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019. The condensed consolidated financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation.

The Company combined investment in real estate assets of $33.0 million and real estate developments and capital expenditures of $2.0 million for the nine months ended September 30, 2019 into a single financial statement line item, investments in real estate assets and capital expenditures, in the consolidated statements of cash flows for the nine months ended September 30, 2019.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation and amortization. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Site improvements	15 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term

Recoverability of Real Estate Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to: bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, lease concessions and other factors; a significant decrease in a property’s revenues

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due to lease terminations; vacancies; co-tenancy clauses; reduced lease rates; changes in anticipated holding periods; or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the nine months ended September 30, 2020 or 2019. The Company’s impairment assessment as of September 30, 2020 was based on the most current information available to the Company, including expected holding periods. If the Company’s expected holding periods for assets change, subsequent tests for impairment could result in impairment charges in the future. The Company cannot provide any assurance that material impairment charges with respect to the Company’s real estate assets will not occur during 2020 or in future periods, particularly in light of the negative economic impacts caused by the current novel coronavirus (“COVID-19”) pandemic. If the effects of the COVID-19 pandemic cause economic and market conditions to continue to deteriorate or if the Company’s expected holding periods for assets change, subsequent tests for impairment could result in impairment charges in the future. As of September 30, 2020, the Company has not identified any impairments resulting from COVID-19 related impacts. The Company generally intends to hold its assets for the long-term; therefore, a temporary change in cash flows due to COVID-19 related impacts alone would not be an indicator of impairment. However, the Company has yet to see the long-term effects of the COVID-19 pandemic on the economy and the extent to which it may impact the Company’s tenants in the future. Indications of a tenant’s inability to continue as a going concern, changes in the Company’s view or strategy relative to a tenant’s business or industry as a result of the economic impacts of the COVID-19 pandemic, or changes in the Company’s long-term hold strategies, could be indicative of an impairment indicator. Accordingly, the Company will continue to monitor circumstances and events in future periods to determine whether the carrying value of the Company’s real estate assets are recoverable.

Assets Held for Sale

When a real estate asset is identified by the Company as held for sale, the Company will cease recording depreciation and amortization of the assets related to the property and estimate its fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount is then recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2020 or December 31, 2019.

Disposition of Real Estate Assets

Gains and losses from dispositions are recognized once the various criteria relating to the terms of sale and any subsequent involvement by the Company with the asset sold are met. A discontinued operation includes only the disposal of a component of an entity and represents a strategic shift that has (or will have) a major effect on an entity’s financial results. There were no property dispositions during the nine months ended September 30, 2020. The disposition of 18 of the Company’s individual properties during the nine months ended September 30, 2019 did not qualify for discontinued operations presentation and, thus, the results of operations of the properties that were sold remain in income from continuing operations, and any associated gains or losses from the disposition are included in gain on disposition of real estate, net.

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Allocation of Purchase Price of Real Estate Assets

Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and to identified intangible assets and liabilities, consisting of the value of above- and below-market leases and the value of in-place leases and other intangibles, based in each case on their relative fair values. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.

The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.

Acquisition-related fees and certain acquisition-related expenses related to asset acquisitions are capitalized and allocated to tangible and intangible assets and liabilities, as described above.

Restricted Cash

The Company had no restricted cash as of September 30, 2020. The Company had $1.4 million in restricted cash, including $1.1 million held by lenders in lockbox accounts as of December 31, 2019. As part of certain debt agreements, rents from certain encumbered properties are deposited directly into a lockbox account, from which the monthly debt service payment is disbursed to the lender and the excess is disbursed to the Company. Restricted cash also included $254,000 held by a lender in an escrow account for a certain property in accordance with the associated loan agreement as of December 31, 2019.

Leases

The Company has lease agreements with lease and non-lease components. The Company has elected to not separate non-lease components from lease components for all classes of underlying assets (primarily real estate assets) and will account for the combined components as rental and other property income. Non-lease components included in rental and other property income include certain tenant reimbursements for maintenance services (including common-area maintenance services or “CAM”), real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. As a lessor, the Company has further determined that this policy will be effective only on a lease that has been classified as an operating lease and the revenue recognition pattern and timing is the same for both types of components. The Company is not a party to any material leases where it is the lessee.

Significant judgments and assumptions are inherent in not only determining if a contract contains a lease, but also the lease classification, terms, payments, and, if needed, discount rates. Judgments include the nature of any options, including if they will be exercised, evaluation of implicit discount rates and the assessment and consideration of “fixed” payments for straight-line rent revenue calculations.

The Company has an investment in a real estate property that is subject to a ground lease, for which a lease liability and right of use (“ROU”) asset was recorded. See Note 12 — Leases for a further discussion regarding this ground lease.

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Lease costs represent the initial direct costs incurred in the origination, negotiation and processing of a lease agreement. Such costs include outside broker commissions and other independent third-party costs and are amortized over the life of the lease on a straight-line basis. Costs related to salaries and benefits, supervision, administration, unsuccessful origination efforts and other activities not directly related to completed lease agreements are expensed as incurred. Upon successful lease execution, leasing commissions are capitalized.

Revenue Recognition

Rental and other property income is primarily derived from fixed contractual payments from operating leases and, therefore, is generally recognized on a straight-line basis over the term of the lease, which typically begins the date the tenant takes control of the space. When the Company acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purpose of this calculation. Variable rental and other property income consists primarily of tenant reimbursements for recoverable real estate taxes and operating expenses which are included in rental and other property income in the period when such costs are incurred, with offsetting expenses in real estate taxes and property operating expenses, respectively, within the condensed consolidated statements of operations. The Company defers the recognition of variable rental and other property income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

The Company continually reviews whether collection of lease-related receivables, including any straight-line rent, and current and future operating expense reimbursements from tenants are probable. The determination of whether collectability is probable takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. Upon the determination that the collectability of a receivable is not probable, the Company will record a reduction to rental and other property income for amounts previously recorded and a decrease in the outstanding receivable. Revenue from leases where collection is deemed to be not probable is recorded on a cash basis until collectability becomes probable. Management’s estimate of the collectability of lease-related receivables is based on the best information available at the time of estimate. The Company does not use a general reserve approach and lease-related receivables are adjusted and taken against rental and other property income only when collectability becomes not probable. There were no lease-related receivable write-offs during the nine months ended September 30, 2020 and 2019.

Earnings and Distributions Per Share

The Company has two classes of common stock. Accordingly, the Company utilizes the two-class method to determine its earnings per share, which can result in different earnings per share for each of the classes. Under the two-class method, earnings per share of each class of common stock are computed by dividing the sum of the distributed earnings to common stockholders and undistributed earnings allocated to common stockholders by the weighted average number of shares for each class of common stock for the respective period. The distributed earnings to Class T Share common stockholders represents distributions declared less the distribution and stockholder servicing fees. Diluted income per share, when applicable, considers the effect of any potentially dilutive share equivalents, of which the Company had none for the three and nine months ended September 30, 2020 or 2019. Distributions per share are calculated based on the authorized monthly distribution rate. Prior to April 1, 2020, distributions were calculated based on the authorized daily distribution rate.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by various standard setting bodies that may have an impact on the Company’s accounting and reporting. Except as otherwise stated below, the Company is

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currently evaluating the effect that certain new accounting requirements may have on the Company’s accounting and related reporting and disclosures in the Company’s condensed consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which was subsequently amended by ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses (“ASU 2018-19”), in November 2018. Subsequently, the FASB issued ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-10, ASU No. 2019-11 and ASU No. 2020-02 to provide additional guidance on the credit losses standard. ASU 2016-13 and the related updates are intended to improve financial reporting requiring more timely recognition of credit losses on loans and other financial instruments that are not accounted for at fair value through net income, including loans held-for-investment, held-to-maturity debt securities, net investment in leases and other such commitments. ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The amendments in ASU 2016-13 require the Company to measure all expected credit losses based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the financial assets and eliminates the “incurred loss” methodology under current GAAP. ASU 2018-19 clarified that receivables arising from operating leases are not within the scope of Topic 326. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASU No. 2016-02, Leases (Topic 842) (“ASC 842”). ASU 2016-13 and ASU 2018-19 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. The Company adopted ASU 2016-13 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). This ASU amends and removes several disclosure requirements including the valuation processes for Level 3 fair value measurements. ASU 2018-13 also modifies some disclosure requirements and requires additional disclosures for changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and requires the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The provisions of ASU 2018-13 are effective January 1, 2020 using a prospective transition method for amendments effecting changes in unrealized gains and losses, significant unobservable inputs used to develop Level 3 fair value measurements and narrative description on uncertainty of measurements. The remaining provisions of ASU 2018-13 are to be applied retrospectively, and early adoption is permitted. The Company adopted ASU 2018-13 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU 2018-16”). The amendments in this ASU permit the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes, or another acceptable benchmark interest rate. The SOFR is a volume-weighted median interest rate that is calculated daily based on overnight transactions from the prior day’s activity in specified segments of the U.S. Treasury repo market. It has been selected as the preferred replacement for the U.S. dollar London Interbank Offered Rate (“LIBOR”), which will be phased out by the end of 2021. ASU 2018-16 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2018-16 is required to be adopted on a prospective basis for qualifying new or redesignated hedging relationships entered into on or after the date of adoption. The Company currently uses LIBOR as its benchmark interest rate in the Company’s interest rate swaps associated with the Company’s LIBOR-based variable rate borrowings. The Company has not entered into any new or

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September 30, 2020 (Unaudited) — (Continued)

redesignated hedging relationships on or after the date of adoption of ASU 2018-16. The Company has evaluated the effect of this new benchmark interest rate option, and does not believe this ASU will have a material impact on its condensed consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (“ASU 2018-17”). The guidance changes the guidance for determining whether a decision-making fee is a variable interest. Under the new ASU, indirect interests held through related parties under common control will now be considered on a proportional basis when determining whether fees paid to decision makers and service providers are variable interests. Such indirect interests were previously treated the same as direct interests. ASU 2018-17 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company adopted ASU 2018-17 during the first quarter of fiscal year 2020, and has concluded that there is no material impact on its condensed consolidated financial statements.

In April 2020, the FASB issued a question and answer document (the “Lease Modification Q&A”) focused on the application of lease accounting guidance to lease concessions provided as a result of the COVID-19 pandemic. Due to the business disruptions and challenges severely affecting the global economy caused by the COVID-19 pandemic, many lessors may be required to provide rent deferrals and other lease concessions to lessees. While the lease modification guidance in ASC 842 addresses routine changes to lease terms resulting from negotiations between the lessee and the lessor, this guidance did not contemplate concessions being so rapidly executed to address the sudden liquidity constraints of some lessees arising from COVID-19 related impacts. Under existing lease guidance, the Company would have to determine, on a lease by lease basis, if a lease concession was the result of a new arrangement reached with the tenant (treated within the lease modification accounting framework) or if a lease concession was under the enforceable rights and obligations within the existing lease agreement (precluded from applying the lease modification accounting framework). The Lease Modification Q&A allows the Company, if certain criteria have been met, to bypass the lease by lease analysis, and instead elect to either apply the lease modification accounting framework or not, with such election applied consistently to leases with similar characteristics and similar circumstances. The future impact of the Lease Modification Q&A is dependent upon the extent of lease concessions granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering into such concessions. As of September 30, 2020, the Company has collected 100% of rental payments originally contracted for during the three and nine months ended September 30, 2020.

NOTE 3 — FAIR VALUE MEASUREMENTS

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

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Level 2 — Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3 — Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Credit facility and note payable — The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. Current and prior period liabilities’ carrying and fair values exclude net deferred financing costs. These financial instruments are valued using Level 2 inputs. The estimated fair value of the Company’s debt was $412.0 million and $371.1 million as of September 30, 2020 and December 31, 2019, respectively, which approximated its carrying value.

Derivative instruments — The Company’s derivative instruments are comprised of interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. In addition, credit valuation adjustments are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the respective counterparties.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. However, as of September 30, 2020 and December 31, 2019, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Other financial instruments — The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant receivables, accrued expenses and accounts payable, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization as well as their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, upon disposition of the financial assets and liabilities. As of September 30, 2020 and December 31, 2019, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

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September 30, 2020 (Unaudited) — (Continued)

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of September 30, 2020 and as of December 31, 2019 (in thousands):

	Balance as of September 30, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial liability:
Interest rate swap	$(12,026)	$—	$(12,026)	$—

	Balance as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial asset:
Interest rate swap	$6	$—	$6	$—

Financial liability:
Interest rate swap	$(234)	$—	$(234)	$—

NOTE 4 — REAL ESTATE ASSETS

2020 Property Acquisitions

During the nine months ended September 30, 2020, the Company acquired two office properties for an aggregate purchase price of $59.5 million (the “2020 Asset Acquisitions”), which includes $1.9 million of acquisition-related expenses that were capitalized. The Company funded the 2020 Asset Acquisitions with proceeds from real estate dispositions during the year ended December 31, 2019. The following table summarizes the purchase price allocations for the 2020 Asset Acquisitions (in thousands):

2020 Asset Acquisitions
Land	$10,935
Buildings and improvements	41,943
Acquired in-place leases and other intangibles (1)	9,777
Intangible lease liability (2)	(3,150)

Total purchase price	$59,505

(1)	The weighted average amortization period for acquired in-place leases and other intangibles was 12.4 years.
(2)	The weighted average amortization period for acquired intangible lease liability was 12.7 years.

2019 Property Acquisition

During the nine months ended September 30, 2019, the Company acquired one office property for an aggregate purchase price of $33.0 million (the “2019 Asset Acquisition”), which included $702,000 of acquisition-related expenses that were capitalized. The Company funded the 2019 Asset Acquisition with proceeds from real estate dispositions during the nine months ended September 30, 2019.

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The following table summarizes the purchase price allocation for the 2019 Asset Acquisition purchased during the nine months ended September 30, 2019 (in thousands):

2019 Asset Acquisition
Land	$1,868
Buildings and improvements	22,960
Acquired in-place leases and other intangibles (1)	4,566
Acquired above-market lease (1)	3,558

Total purchase price	$32,952

(1)	The weighted average amortization period for the acquired in-place lease and the acquired above-market lease was 14.0 years.

2019 Property Dispositions

On February 14, 2019, certain wholly owned subsidiaries of CCI II OP entered into a purchase and sale agreement with Industrial Logistics Properties Trust, an unaffiliated Maryland REIT, to sell to the purchaser 18 industrial properties encompassing approximately 8.7 million gross rentable square feet of commercial space across 12 states. The sale closed on April 9, 2019 for total consideration of $624.7 million, resulting in net proceeds of $489.5 million after closing costs and disposition fees due to CCI II Management or its affiliates and the repayment of $124.5 million in debt. The sale resulted in a gain of $120.0 million. The Company has no continuing involvement with these properties. The gain on sale of real estate is included in gain on disposition of real estate, net in the condensed consolidated statements of operations. The disposition of these properties did not qualify to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect on the Company’s operations and financial results. Accordingly, the operating results of these disposed properties are reflected in the Company’s results from continuing operations for all periods presented through their respective date of disposition.

NOTE 5 — INTANGIBLE LEASE ASSETS AND LIABILITIES

Intangible lease assets and liabilities consisted of the following as of September 30, 2020 and December 31, 2019 (in thousands, except weighted average life remaining):

	September 30, 2020	December 31, 2019
Intangible lease assets:
In-place leases and other intangibles, net of accumulated amortization of $35,835 and $28,347 respectively (with a weighted average life remaining of 8.4 years and 8.8 years, respectively)	$78,601	$76,312
Acquired above-market leases, net of accumulated amortization of $1,314 and $751, respectively (with a weighted average life remaining of 11.4 years and 12.1 years, respectively)	6,500	7,063

Total intangible lease assets, net	$85,101	$83,375

Intangible lease liabilities:
Acquired below-market leases, net of accumulated amortization of $11,793 and $9,403, respectively (with a weighted average life remaining of 8.4 years and 8.9 years, respectively)	$27,055	$26,295

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Amortization of the above-market leases is recorded as a reduction to rental and other property income, and amortization expense for the in-place leases and other intangibles is included in depreciation and amortization in the accompanying condensed consolidated statements of operations. Amortization of below-market leases is recorded as an increase to rental and other property income in the accompanying condensed consolidated statements of operations. The following table summarizes the amortization related to the intangible lease assets and liabilities for the three and nine months ended September 30, 2020 and 2019 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
In-place lease and other intangible amortization	$2,511	$1,531	$7,488	$5,472
Above-market lease amortization	$174	$42	$563	$104
Below-market lease amortization	$801	$549	$2,390	$1,671

As of September 30, 2020, the estimated amortization relating to the intangible lease assets and liabilities is as follows (in thousands):

	Amortization
	In-Place Leases and Other Intangibles	Above-Market Leases	Below-Market Leases
Remainder of 2020	$2,511	$173	$802
2021	10,043	694	3,206
2022	10,043	694	3,206
2023	9,336	578	3,206
2024	8,592	531	3,206
Thereafter	38,076	3,830	13,429

Total	$78,601	$6,500	$27,055

NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the nine months ended September 30, 2020, one of the Company’s interest rate swap agreements matured. Additionally, the Company’s interest rate swap agreement associated with a $200.0 million notional amount became effective as of January 10, 2020. As of September 30, 2020, the Company had one interest rate swap agreement.

The following table summarizes the terms of the Company’s executed interest rate swap agreements designated as hedging instruments as of September 30, 2020 and December 31, 2019 (dollar amounts in thousands):

	Balance Sheet Location	Outstanding Notional Amount as of September 30, 2020	Interest Rates (1)	Effective Dates	Maturity Dates	Fair Value of Liability as of
						September 30, 2020	December 31, 2019 (2)
Interest Rate Swap	Derivative liability, deferred rental income and other liabilities	$200,000	3.07%	1/10/2020	12/10/2024	$(12,026)	$(234)

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September 30, 2020 (Unaudited) — (Continued)

(1)	The interest rates consist of the underlying index swapped to a fixed rate and the applicable interest rate spread as of September 30, 2020.
(2)

As of December 31, 2019, the Company had one interest rate swap agreement in an asset position with a notional amount of $21.7 million and a fair value of $6,000 included in prepaid expenses and other assets on the condensed consolidated balance sheets.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 — Fair Value Measurements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges in order to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss), with a portion of the amount subsequently reclassified to interest expense as interest payments are made on the Company’s variable rate debt. For the three and nine months ended September 30, 2020, the amount of losses reclassified from other comprehensive income (loss) as an increase to interest expense was $743,000 and $1.3 million, respectively. For the three and nine months ended September 30, 2019, the amount of gains reclassified from other comprehensive income (loss) as a decrease to interest expense was $512,000 and $1.9 million, respectively. The total unrealized loss on interest rate swaps of $12.0 million and $228,000 as of September 30, 2020 and December 31, 2019, respectively, is included in accumulated other comprehensive (loss) income attributable to the Company in the accompanying condensed consolidated statement of stockholders’ equity. During the next 12 months, the Company estimates that $3.0 million will be reclassified from other comprehensive income (loss) as an increase to interest expense. The Company includes cash flows from interest rate swap agreements in cash flows provided by operating activities on its condensed consolidated statements of cash flows, as the Company’s accounting policy is to present cash flows from hedging instruments in the same category in its condensed consolidated statements of cash flows as the category for cash flows from the hedged items.

The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company breaches any of these provisions, it could be required to settle its obligations under these agreements at the aggregate termination value of the derivative instruments, inclusive of interest payments and accrued interest of $12.2 million as of September 30, 2020. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of September 30, 2020.

NOTE 7 — CREDIT FACILITY AND NOTE PAYABLE

As of September 30, 2020, the Company had $410.1 million of debt outstanding, including net deferred financing costs, with a weighted average interest rate of 2.3% and weighted average term to maturity of 3.9 years. The weighted average term to maturity is computed using the scheduled repayment date as specified in each loan agreement where applicable. The weighted average interest rate is computed using the interest rate in

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

effect until the scheduled repayment date. Should a loan not be repaid by its scheduled repayment date, the applicable interest rate will increase as specified in the respective loan agreement until the extended maturity date.

The following table summarizes the debt balances as of September 30, 2020 and December 31, 2019 and the debt activity for the nine months ended September 30, 2020 (in thousands):

	Balance as of December 31, 2019	During the Nine Months Ended September 30, 2020			Balance as of September 30, 2020
		Debt Issuance, Net	Repayments and Modifications	Accretion
Fixed rate debt	$171,065	$—	$(171,065)	$—	$—
Credit facility	200,000	359,500	(147,500)	—	412,000

Total debt	371,065	359,500	(318,565)	—	412,000
Deferred costs — credit facility (1)	(2,116)	—	—	265	(1,851)
Deferred costs — fixed rate debt	(108)	—	9 (2)	99	—

Total debt, net	$368,841	$359,500	$(318,556)	$364	$410,149

(1)	Deferred costs related to the term portion of the Credit Facility, as defined below.
(2)	Represents deferred financing costs written off during the period resulting from debt repayments prior to the respective maturity date.

Notes Payable

During the nine months ended September 30, 2020, the Company paid down the outstanding balance of $171.1 million on its fixed rate debt, which resulted in a loss on extinguishment of debt of $9,000 during the nine months ended September 30, 2020. As of September 30, 2020, the Company had no fixed rate debt outstanding.

Credit Facility

The Company has a credit agreement with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”) as administrative agent, and the lenders under the credit agreement (the “Credit Agreement”), that allows for borrowings of up to $500.0 million (the “Credit Facility”), including a $300.0 million delayed draw term loan facility (the “Term Loan”) and up to $200.0 million in revolving loans under a revolving credit facility (the “Revolving Loans”). The Credit Facility replaced the Company’s prior unsecured credit facility with JPMorgan Chase (the “Prior Credit Agreement”), and the Company used the proceeds of the Term Loan to repay amounts outstanding under the Prior Credit Agreement. The Term Loan and the Swapped Term Loan (as defined below) mature on December 10, 2024. The Revolving Loans are set to mature on December 10, 2023; however, the Company may elect to extend the maturity date of the Revolving Loans for up to two six-month periods, but no later than December 10, 2024, subject to satisfying certain conditions described in the Credit Agreement.

Depending upon the type of loan specified and overall leverage ratio, the Credit Facility bears interest at (i) the one-month, two-month, three-month or six-month LIBOR, multiplied by the statutory reserve rate (the “Adjusted LIBO Rate”), plus an applicable rate ranging from 1.40% to 1.90%, or (ii) a base rate, ranging from 0.40% to 0.90%, plus the greater of: (a) JPMorgan Chase’s prime rate; (b) the NYFRB Rate, as defined in the Credit Agreement, plus 0.50%; or (c) the Adjusted LIBO Rate for a period of one-month plus 1.00%. As of September 30, 2020, there was $112.0 million outstanding under the Revolving Loans at a weighted average interest rate of 1.6%, and the amount outstanding under the Term Loan totaled $300.0 million, $200.0 million of

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September 30, 2020 (Unaudited) — (Continued)

which was subject to an interest rate swap agreement (the “Swapped Term Loan”). The interest rate swap agreement had the effect of fixing the Adjusted LIBO Rate per annum of the Swapped Term Loan at an all-in rate of 3.07%. The remaining $100.0 million outstanding under the Term Loan had an interest rate of 1.6%. As of September 30, 2020, the Company had $88.0 million in unused capacity under the Credit Facility, subject to borrowing availability. The Company had available borrowings of $88.0 million as of September 30, 2020.

The Credit Agreement contains provisions with respect to covenants, events of default and remedies customary for facilities of this nature. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) $400.0 million plus (ii) 75% of the equity issued minus (iii) the aggregate amount of any redemptions or similar transaction from the date of the Credit Agreement, a net leverage ratio less than or equal to 60%, a fixed charge coverage ratio equal to or greater than 1.50, an unsecured debt to unencumbered asset value ratio equal to or less than 60%, an unsecured debt service coverage ratio greater than 1.75, a secured debt ratio equal to or less than 40%, and recourse debt at less than or equal to 15% of total asset value. The Company believes it was in compliance with the financial covenants of the Credit Agreement as of September 30, 2020.

Maturities

The following table summarizes the scheduled aggregate principal repayments for the Company’s outstanding debt subsequent to September 30, 2020 (in thousands):

Principal Repayments
Remainder of 2020	$—
2021	—
2022	—
2023	112,000
2024	300,000
Thereafter	—

Total	$412,000

NOTE 8 — COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business, the Company may become subject to litigation and claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. In addition, the Company may own or acquire certain properties that are subject to environmental remediation. Generally, the seller of the property, the tenant of the property and/or another third party is responsible for environmental remediation costs related to a property. Additionally, in connection with the purchase of certain properties, the respective sellers and/or tenants may agree to indemnify the Company against future remediation costs. The Company also carries environmental liability insurance on its properties that provides limited coverage for any remediation liability and/or pollution liability for third-party bodily injury and/or property damage claims for which the Company may be liable. The

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.

Merger Agreements

On August 30, 2020, the Company announced it had entered into the CMFT Merger Agreement with CMFT and CMFT Merger Sub. Prior to the approval of the CMFT Merger by holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon, the Company received an acquisition proposal that the Board determined to be a Superior Proposal. As a result, on October 29, 2020, the Company terminated the CMFT Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal. In accordance with the termination of the CMFT Merger Agreement, the Company paid to CMFT a termination fee of $7.38 million and agreed to pay to CMFT the amount of CMFT’s expenses incurred in connection with the CMFT Merger Agreement up to $3.69 million.

On October 29, 2020, the Company, CCI II OP and CCIT II LP entered into the GCEAR Merger Agreement with the GCEAR Parties. In the event the GCEAR Merger Agreement is terminated in connection with the Company’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, as defined in the GCEAR Merger Agreement, the Company must pay to GCEAR a termination fee of $18.45 million and up to $3.69 million as reimbursement for GCEAR’s Expenses, subject to certain exceptions set forth in the GCEAR Merger Agreement.

NOTE 9 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS

The Company has incurred, and will continue to incur, fees and expenses payable to CCI II Management and certain of its affiliates in connection with the Offering and the acquisition, management and disposition of its assets.

Distribution and stockholder servicing fees

The Company pays CCO Capital a distribution and stockholder servicing fee for Class T Shares that is calculated on a daily basis in the amount of 1/365th of 0.8% of the most recent estimated per share NAV of the Class T Shares that were sold in the primary portion of the Offering. The distribution and stockholder servicing fee is paid monthly in arrears from cash flows from operations or, if the Company’s cash flows from operations are not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flows. An estimated liability for future distribution and stockholder servicing fees payable to CCO Capital was recognized at the time each Class T Share was sold and included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value. The Company will cease paying the distribution and stockholder servicing fee with respect to Class T Shares at the earliest of (i) the end of the month in which the transfer agent, on behalf of the Company, determines that total selling commissions and distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 7.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T Shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of the Company’s shares in the Offering, excluding shares sold pursuant to the DRIP portion of the Offering; (iii) the fifth anniversary of the last day of the month in which the Offering (excluding the offering of shares pursuant to the DRIP portion of the Offering) terminated; (iv) the date such Class T Share is no longer outstanding; and (v) the date the Company effects a liquidity event. CCO Capital may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee for services that such participating broker-dealers perform in

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

connection with the distribution of Class T Shares. At the time the Company ceases paying the distribution and stockholder servicing fee with respect to an outstanding Class T Share pursuant to the provisions above, such Class T Share will convert into a number of Class A Shares (including any fractional shares) with an equivalent net asset value as such Class T Share. The Company cannot predict when this will occur. No distribution and stockholder servicing fees are paid to CCO Capital or other participating broker-dealers with respect to shares sold pursuant to the DRIP portion of the Offering or the DRIP Offering.

Acquisition fees and expenses

The Company pays CCI II Management or its affiliates acquisition fees of up to 2.0% of: (i) the contract purchase price of each property or asset the Company acquires; (ii) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (iii) the purchase price of any loan the Company acquires; and (iv) the principal amount of any loan the Company originates. In addition, the Company reimburses CCI II Management or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the Board, including a majority of the Company’s independent directors, as commercially competitive, fair and reasonable to the Company. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred and are included in transaction-related expenses in the condensed consolidated statements of operations.

Advisory fees and expenses

The Company pays CCI II Management a monthly advisory fee based upon the Company’s monthly average invested assets, which, for those assets acquired prior to July 1, 2020, is based on the estimated market value of such assets used to determine the Company’s estimated per share NAV as of June 30, 2020, as discussed in Note 1 — Organization and Business, and for those assets acquired subsequent to June 30, 2020, is based on the purchase price. The monthly advisory fee is equal to the following amounts: (i) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 and $2.0 billion; (ii) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2.0 billion and $4.0 billion; and (iii) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4.0 billion.

Operating expenses

The Company reimburses CCI II Management or its affiliates for the operating expenses they paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CCI II Management or its affiliates for any amount by which the operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceed the greater of (i) 2.0% of average invested assets, or (ii) 25.0% of net income, excluding any additions to reserves for depreciation or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI II Management or its affiliates for the salaries and benefits paid to personnel in connection with the services for which CCI II Management or its affiliates receive acquisition fees, and the Company will not reimburse CCI II Management for salaries and benefits paid to the Company’s executive officers.

Disposition fees

If CCI II Management or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more properties (or the Company’s

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September 30, 2020 (Unaudited) — (Continued)

entire portfolio), the Company will pay CCI II Management or its affiliates a disposition fee in an amount equal to up to one-half of the real estate or brokerage commission paid by the Company to third parties on the sale of such property, not to exceed 1.0% of the contract price of the property sold; provided, however, in no event may the total disposition fees paid to CCI II Management, its affiliates, and unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI II Management or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CCI II Management or its affiliates at such rates and in such amounts as the Board, including a majority of the Company’s independent directors, and CCI II Management agree upon, not to exceed an amount equal to 1.0% of the contract price of the assets sold.

Subordinated performance fees

If the Company is sold or its assets are liquidated, CCI II Management will be entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after stockholders have received, from regular distributions plus special distributions paid from proceeds of such sale, a return of their net capital invested and an 8.0% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI II Management will be entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from stockholders and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to stockholders. As an additional alternative, upon termination of our advisory agreement with CCI II Management, CCI II Management may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. During the three and nine months ended September 30, 2020 and 2019, no subordinated performance fees were incurred related to any such events.

The Company incurred fees and expense reimbursements as shown in the table below for services provided by CCI II Management and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Distribution and stockholder servicing fees (1)	$45	$52	$137	$152
Acquisition fees and expenses	$71	$670	$1,442	$837
Disposition fees	$—	$—	$—	$1,562
Advisory fees and expenses	$2,238	$1,487	$6,494	$5,777
Operating expenses	$460	$381	$1,054	$992

(1)

Amounts are calculated in accordance with the dealer manager agreement and exclude the estimated liability for future distribution and stockholder servicing fees payable to CCO Capital of $142,000 and $389,000 for the nine months ended September 30, 2020 and 2019, respectively, which is included in due to affiliates in the condensed consolidated balance sheets with a corresponding decrease to capital in excess of par value.

Due to Affiliates

As of September 30, 2020 and December 31, 2019, $1.1 million was recorded for services and expenses incurred, but not yet reimbursed, to CCI II Management or its affiliates. These amounts are primarily for

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

operating expenses and distribution and stockholder servicing fees payable to CCO Capital. These amounts were included in due to affiliates in the condensed consolidated balance sheets for such periods.

Termination Agreement

Concurrently with the entry into the GCEAR Merger Agreement, the Company and CCI II Management entered into the Termination Agreement. Pursuant to the Termination Agreement, the current Advisory Agreement will be terminated at the effective time of the GCEAR Mergers. Also pursuant to the Termination Agreement, (i) upon consummation of the Mergers or (ii) termination of the Advisory Agreement, if such termination occurs prior to the earlier of the consummation of the Mergers and June 30, 2021, for certain reasons other than a material breach of the Advisory Agreement by CCI II Management, the Company will pay CCI II Management the Subordinated Performance Fee (as defined in the Advisory Agreement) in an amount equal to $26.7 million and the Disposition Fee (as defined in the Advisory Agreement) in an amount equal to $1.8 million.

In the event the GCEAR Merger Agreement is terminated in accordance with its terms, the Termination Agreement will be automatically terminated.

NOTE 10 — ECONOMIC DEPENDENCY

Under various agreements, the Company has engaged and may in the future engage CCI II Management or its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, as well as other administrative responsibilities for the Company including accounting services and stockholder relations. As a result of these relationships, the Company is dependent upon CCI II Management or its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

NOTE 11 — STOCKHOLDERS’ EQUITY

Equity-Based Compensation

On August 9, 2018, the Board approved the adoption of the Company’s 2018 Equity Incentive Plan (the “Plan”), under which 400,000 of the Company’s shares of common stock were reserved for issuance and awards of 376,000 shares of common stock are available for future grant as of September 30, 2020.

As of September 30, 2020, the Company has granted awards of approximately 6,000 restricted Class A Shares to each of the independent members of the Board (approximately 24,000 restricted shares in aggregate) under the Plan. As of September 30, 2020, 12,000 of the restricted Class A Shares had vested based on one year of continuous service. The remaining 12,000 shares issued fully vested on October 1, 2020. The fair value of the Company’s share awards is determined using the Company’s per share NAV on the date of grant. Compensation expense related to these restricted Class A Shares is recognized over the vesting period. The Company recorded compensation expense of $33,000 and $98,000 for the three and nine months ended September 30, 2020 and 2019, respectively, related to these restricted Class A Shares, which is included in general and administrative expenses in the accompanying condensed consolidated statements of operations. All of the total compensation expense related to these restricted Class A Shares was recognized ratably over the period of service prior to October 1, 2020.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

NOTE 12 — LEASES

The Company’s real estate assets are leased to tenants under operating leases for which the terms, expirations and extension options vary. The Company’s operating leases do not convey to the lessee the right to purchase the underlying asset upon expiration of the lease period. To determine whether a contract contains a lease, the Company reviews contracts to determine if the agreement conveys the right to control the use of an asset. The Company accounts for lease and non-lease components as a single, combined operating lease component. Non-lease components primarily consist of maintenance services, including CAM, real estate taxes, insurance and utilities paid for by the lessor but consumed by the lessee. Non-lease components are considered to be variable rental and other property income and are recognized in the period incurred.

As of September 30, 2020, the leases had a weighted-average remaining term of 8.3 years. Certain leases include provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other negotiated terms and conditions. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of September 30, 2020, the future minimum rental income from the Company’s real estate assets under non-cancelable operating leases, assuming no exercise of renewal options for the succeeding five fiscal years and thereafter, was as follows (in thousands):

Future Minimum Rental Income
Remainder of 2020	$18,061
2021	75,448
2022	77,157
2023	74,818
2024	70,123
Thereafter	347,892

Total	$663,499

Rental and other property income during the three and nine months ended September 30, 2020 and 2019 consisted of the following (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Fixed rental and other property income (1)	$20,250	$13,518	$60,542	$51,473
Variable rental and other property income (2)	3,252	1,165	8,421	6,556

Total rental and other property income	$23,502	$14,683	$68,963	$58,029

(1)

Consists primarily of fixed contractual payments from operating leases with tenants recognized on a straight-line basis over the lease term, including amortization of acquired above- and below-market leases.

(2)	Consists primarily of tenant reimbursements for recoverable real estate taxes and property operating expenses.

The Company has one property subject to a non-cancelable operating ground lease with a remaining term of 2.0 years. Upon initial adoption of ASC 842, the Company recognized a lease liability (in derivative liability,

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2020 (Unaudited) — (Continued)

deferred rental income and other liabilities) and a related ROU asset (in prepaid expenses and other assets) of $170,000 in the condensed consolidated balance sheets. The lease liability and ROU asset were initially measured at the present value of the future minimum lease payments using a discount rate of 4.3%. This reflects the Company’s incremental borrowing rate, which was calculated based on the interest rate the Company would incur to borrow on a fully collateralized basis over a term similar to the lease.

The Company recognized $12,000 and $36,000 of ground lease expense during the three and nine months ended September 30, 2020, respectively, all of which was paid in cash during the period it was recognized. As of September 30, 2020, the Company’s scheduled future minimum rental payments related to its operating ground lease is approximately $12,000 for the remainder of 2020, and $48,000 annually for 2021 through the maturity date of the lease in October 2022.

NOTE 13 — SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2020:

Termination of CMFT Merger Agreement

Prior to the approval of the CMFT Merger by holders of a majority of the outstanding shares of the Company’s common stock entitled to vote thereon, the Company received an acquisition proposal that the Board determined to be a Superior Proposal. As a result, on October 29, 2020, the Company terminated the CMFT Merger Agreement in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal. In accordance with the termination of the CMFT Merger Agreement, the Company paid to CMFT a termination fee of $7.38 million and agreed to pay to CMFT the amount of CMFT’s expenses incurred in connection with the CMFT Merger Agreement up to $3.69 million. For additional information on the termination agreement, see Exhibit 10.4 which is filed in this Quarterly Report on Form 10-Q and is incorporated herein by reference.

GCEAR Merger Agreement

On October 29, 2020, the Company, CCI II OP and CCIT II LP entered into the GCEAR Merger Agreement with the GCEAR Parties. For additional information on the GCEAR Mergers, see Note 1 — Organization and Business — Pending Merger.

Termination of the Advisory Agreement

Concurrently with the entry into the GCEAR Mergers, the Company GCEAR and CCI II Management entered into a termination agreement. For additional information on the termination agreement, see Exhibit 10.3, which is filed in this Quarterly Report on Form 10-Q and is incorporated herein by reference.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.,

GRIFFIN CAPITAL ESSENTIAL ASSET OPERATING PARTNERSHIP, L.P.,

GRT (CARDINAL REIT MERGER SUB), LLC,

GRT OP (CARDINAL OP MERGER SUB), LLC,

GRT OP (CARDINAL LP MERGER SUB), LLC,

GRT OP (CARDINAL NEW GP SUB), LLC,

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.,

COLE CORPORATE INCOME OPERATING PARTNERSHIP II, LP

AND

CRI CCIT II LLC

DATED AS OF OCTOBER 29, 2020

A-i

A-ii

EXHIBIT

Exhibit A – Charter Amendment

DISCLOSURE LETTERS

CCIT II Disclosure Letter

GCEAR Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 29, 2020 (this “Agreement”), is entered into by and among Griffin Capital Essential Asset REIT, Inc., a Maryland corporation (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a Maryland limited liability company and a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a Delaware limited partnership and a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a Delaware limited liability company and a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a Delaware limited liability company and a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (“CCIT II”), Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership and a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), and CRI CCIT II LLC, a Delaware limited liability company and a wholly owned subsidiary of CCIT II (“CCIT II LP” and, together with CCIT II and the CCIT II Operating Partnership, the “CCIT II Parties”). Each of GCEAR, Merger Sub, the GCEAR Operating Partnership, OP Merger Sub, New GP Sub, LP Merger Sub, CCIT II, the CCIT II Operating Partnership and CCIT II LP is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, immediately prior to entering into this Agreement, CCIT II (a) terminated the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CIM Real Estate Finance Trust, Inc., a Maryland corporation (“CMFT”), Thor II Merger Sub, LLC, a Maryland limited liability company and wholly owned subsidiary of CMFT, and CCIT II (as amended, the “CMFT Merger Agreement”) in accordance with Section 9.1(c)(ii) of the CMFT Merger Agreement, and (b) paid to CMFT an amount equal to the Go Shop Termination Payment (as defined in the CMFT Merger Agreement) and will pay to CMFT the amount of CMFT’s Expenses (as defined in the CMFT Merger Agreement) required to be paid pursuant to the terms of the CMFT Merger Agreement (such amounts together, the “CMFT Termination Payment”);

WHEREAS, the Parties wish to effect a business combination in which CCIT II will be merged with and into Merger Sub (the “REIT Merger”), with Merger Sub being the surviving entity, and each share of CCIT II Common Stock issued and outstanding immediately prior to the REIT Merger Effective Time that is not cancelled and retired pursuant to this Agreement will be converted into the right to receive the REIT Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Maryland Limited Liability Company Act (the “MLLCA”);

WHEREAS, the Parties also wish to effect mergers of the CCIT II Operating Partnership and CCIT II LP in connection with the REIT Merger in which (a) OP Merger Sub will be merged with and into the CCIT II Operating Partnership (the “Partnership Merger”) with the CCIT II Operating Partnership being the surviving entity, and each outstanding partnership unit in the CCIT II Operating Partnership (“CCIT II Operating Partnership Unit”) will be converted into the right to receive the Partnership Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”) and the Delaware Limited Liability Company Act (the “DLLCA”), and (b) CCIT II LP will be merged with and into LP Merger Sub (the “LP Merger” and, together with the REIT Merger and the Partnership Merger, the “Mergers”) with LP Merger Sub being the surviving entity, and each outstanding limited liability company membership interest in CCIT II LP (“CCIT II LP Interest”) will be cancelled and cease to exist, and no consideration will be paid therefor, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DLLCA;

WHEREAS, on the recommendation of the special committee (the “CCIT II Special Committee”) of the board of directors of CCIT II (the “CCIT II Board”), the CCIT II Board has (a) determined that this

Agreement, the Charter Amendment, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of CCIT II, (b) authorized and approved the execution and delivery of this Agreement, and declared advisable the Charter Amendment, the Mergers and the other transactions contemplated by this Agreement, (c) directed that the REIT Merger and the Charter Amendment and the other transactions contemplated by this Agreement be submitted for consideration at the Stockholders Meeting, and (d) recommended the approval of the REIT Merger and the Charter Amendment and the other transactions contemplated by this Agreement by the CCIT II stockholders;

WHEREAS, the CCIT II Board, on behalf of CCIT II (a) in its capacity as the sole general partner of the CCIT II Operating Partnership, has taken all actions required for the execution of this Agreement by the CCIT II Operating Partnership and to approve this Agreement and the consummation by the CCIT II Operating Partnership of the Partnership Merger and the other transactions contemplated by this Agreement and (b) in its capacity as the sole member of CCIT II LP, has taken all actions required for the execution of this Agreement by CCIT II LP and to approve this Agreement and the consummation by CCIT II LP of the LP Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of GCEAR (the “GCEAR Board”) has (a) determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interests of GCEAR, and (b) authorized and approved this Agreement, the Mergers and the other transactions contemplated by this Agreement;

WHEREAS, the GCEAR Board, on behalf of GCEAR (a) in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve this Agreement and the consummation by Merger Sub of the REIT Merger and the other transactions contemplated by this Agreement, (b) in its capacity as the sole general partner of the GCEAR Operating Partnership, has taken all actions required for the execution of this Agreement by the GCEAR Operating Partnership and to approve this Agreement and the transactions contemplated by this Agreement, (c) in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of LP Merger Sub, has taken all actions required for the execution of this Agreement by the LP Merger Sub and to approve this Agreement and the consummation by LP Merger Sub of the LP Merger and the other transactions contemplated by this Agreement, (d) in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of New GP Sub, has taken all actions required for the execution of this Agreement by the New GP Sub and to approve this Agreement and the transactions contemplated by this Agreement, and (e) in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of each of LP Merger Sub and New GP Sub, in their capacities as the members of OP Merger Sub, has taken all actions required for the execution of this Agreement by OP Merger Sub and to approve this Agreement and the consummation by OP Merger Sub of the Partnership Merger and the other transactions contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the REIT Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (ii) the Partnership Merger and the LP Merger together shall be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, CCIT II and CCIT II Advisor have entered into a Termination Agreement, which sets forth the terms on which the CCIT II Advisory Agreement shall terminate upon the Closing (the “Termination Agreement”); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the Mergers, and to prescribe various conditions to the Mergers.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1    Definitions.

(a)    For purposes of this Agreement:

“Acceptable NDA” means a confidentiality agreement with a term of at least one year and terms (including a standstill provision substantially similar to the standstill provision contained in the CCIT II Confidentiality Agreement) that are not materially less favorable in the aggregate to CCIT II than the CCIT II Confidentiality Agreement.

“Action” means any claim, action, cause of action, demand, suit, litigation, investigation, audit, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement (other than an Acceptable NDA) relating to any Acquisition Proposal.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 and (ii) any applicable anti-bribery, anti-money laundering, anti-corruption or similar Law of any other jurisdiction.

“Benefit Plan” means, with respect to a Person, any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not funded, that is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by such Person or any of its subsidiaries including, but not limited to, “employee benefit plans” (within the meaning of Section 3(3) of ERISA), and any employment, consulting, termination, severance, change in control, separation, retention equity option, equity appreciation rights, restricted equity, phantom equity, equity-based compensation, profits interest unit, outperformance, equity purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, or savings or any other compensation or employee benefit plan, agreement, program, policy, practice, understanding or other arrangement, whether or not subject to ERISA.

“Business Day” means any day ending at 11:59 p.m., New York City time, other than a Saturday, Sunday or any day on which the SDAT or banks located in New York, New York are authorized or required by Law to be closed.

“CCIT II Advisor” means Cole Corporate Income Management II, LLC, a Delaware limited liability company and the external investment advisor to CCIT II.

“CCIT II Advisory Agreement” means the Advisory Agreement, dated as of August 27, 2013, by and between CCIT II and CCIT II Advisor, as amended by the First Amendment thereto, dated as of November 12, 2013.

“CCIT II Bylaws” means the Amended and Restated Bylaws of CCIT II, dated as of August 30, 2020.

“CCIT II Charter” means the charter of CCIT II.

“CCIT II Common Stock” means the CCIT II Class A Common Stock and CCIT II Class T Common Stock.

“CCIT II Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 11, 2020, as may be amended, by and between GCEAR and CCIT II.

“CCIT II Equity Incentive Plan” means CCIT II’s 2018 Equity Incentive Plan.

“CCIT II Governing Documents” means (i) the CCIT II Bylaws, (ii) the CCIT II Charter, (iii) the certificate of limited partnership of CCIT II Operating Partnership, dated as of March 14, 2013, (iv) the CCIT II Partnership Agreement, (v) the limited liability company operating agreement of CCIT II LP, dated as of March 14, 2013 and (vi) the certificate of formation of CCIT II LP, dated as of March 14, 2013.

“CCIT II Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of CCIT II and the CCIT II Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of CCIT II to consummate the Mergers before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a CCIT II Material Adverse Effect has occurred: (A) any failure of CCIT II to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a CCIT II Material Adverse Effect), (B) any changes that generally affect the office and industrial real estate industries in which CCIT II and the CCIT II Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any quarantine, shelter in place, stay at home, workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, policy, guideline or recommendation by any Governmental Authority in connection with or in response to COVID-19 (“COVID-19 Measures”)) and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Mergers (or the interpretation or enforcement of the foregoing), or (J) any dispute between CCIT II and the CCIT II Advisor, including with respect to any dispute regarding amounts payable to the CCIT II Advisor pursuant to the CCIT II Advisory Agreement, provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on CCIT II and the CCIT II Subsidiaries, taken as a whole, relative to others in the office and industrial real estate industries in the geographic regions in which CCIT II and the CCIT II Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a CCIT II Material Adverse Effect has occurred.

“CCIT II Partnership Agreement” means the Agreement of Limited Partnership of the CCIT II Operating Partnership, dated as of August 27, 2013.

“CCIT II Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by CCIT II or any CCIT II Subsidiary as of the date of this Agreement (including all of CCIT II’s or any CCIT II Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“CCIT II REIT Opinion Counsel” means Morris, Manning & Martin LLP.

“CCIT II Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by CCIT II, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by CCIT II or of which CCIT II or any CCIT II Subsidiary is a general partner, manager, managing member or the equivalent, including the CCIT II Operating Partnership.

“CCIT II Transaction Opinion Counsel” means Latham & Watkins LLP.

“Charter Amendment” means that amendment to the CCIT II Charter, substantially in the form attached hereto as Exhibit A.

“Code” means the Internal Revenue Code of 1986.

“Confidentiality Agreements” means (i) the CCIT II Confidentiality Agreement and (ii) the Confidentiality Agreement, dated as of September 25, 2020, as may be amended, by and between GCEAR and CCIT II.

“Contract” means any written or oral contract, agreement, indenture, note, bond, instrument, lease, conditional sales contract, mortgage, license, guaranty, binding commitment or other obligation.

“Eligible Shares” means each share of CCIT II Common Stock outstanding immediately prior to the REIT Merger Effective Time, other than Excluded Shares and the CCIT II Restricted Share Awards.

“Environmental Law” means any Law (including common law) relating to the investigation, pollution (or cleanup or other remediation thereof), restoration or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to (i) the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances and (ii) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Permit” means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to an entity (the “Referenced Entity”), any other entity, which, together with the Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Ratio” means 1.392 duly authorized, validly issued, fully paid and nonassessable shares of GCEAR Class E Common Stock for each share of CCIT II Common Stock, as such ratio may be adjusted in accordance with Section 3.1(d).

“Excluded Shares” means all shares of CCIT II Common Stock held, as of immediately prior to the REIT Merger Effective Time, by any Wholly Owned CCIT II Subsidiary, GCEAR, the GCEAR Operating Partnership or any Wholly Owned GCEAR Subsidiary.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approval, obtaining any third party consents, making any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“Fundamental Representations” means the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.3(a)(i) (No Conflict; Required Filings and Consents); Section 4.4 (Capital Structure); Section 4.5(h) (Investment Company Act); Section 4.13(b)(i) (Taxes); Section 4.18 (Brokers); Section 4.19 (Opinion of Financial Advisor); Section 4.20 (Takeover Statutes; Appraisal Rights); Section 5.1 (Organization and Qualification; Subsidiaries); Section 5.2 (Authority); Section 5.3(a)(i) (No Conflict; Required Filings and Consents); Section 5.4 (Capital Structure); Section 5.5(h) (Investment Company Act); Section 5.13(b)(i) (Taxes); Section 5.17 (Brokers); and Section 5.18 (Takeover Statutes; Appraisal Rights).

“GAAP” means the United States generally accepted accounting principles.

“GCEAR Certificate of Limited Partnership” means the Certificate of Limited Partnership, dated as of August 29, 2008, as amended on April 30, 2019, of the GCEAR Operating Partnership.

“GCEAR Charter” means the charter of GCEAR.

“GCEAR Equity Incentive Plans” means (i) GCEAR’s Amended and Restated Employee and Director Long-Term Incentive Plan, as may be amended, and (ii) GCEAR’s Director Compensation Plan.

“GCEAR Governing Documents” means (i) the Bylaws of GCEAR, adopted on November 20, 2013, as amended on April 30, 2019, (ii) the GCEAR Charter, (iii) the GCEAR Certificate of Limited Partnership, and (iv) the GCEAR Partnership Agreement.

“GCEAR Material Adverse Effect” means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, condition (financial or otherwise) or results of operations of GCEAR and the GCEAR Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially impair the ability of GCEAR to consummate the Mergers before the Outside Date; provided, however, that the following shall not be deemed to constitute, or be taken into account in determining, whether a GCEAR Material Adverse Effect has occurred: (A) any failure of GCEAR to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been a GCEAR Material Adverse Effect), (B) any changes that generally affect the office and industrial real estate industry in which GCEAR and the GCEAR Subsidiaries operate, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (F) the taking of any action expressly required by this Agreement, (G) earthquakes, hurricanes, floods or other natural disasters, (H) any epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), and any material worsening of any epidemic, pandemic or disease outbreak threatened or existing as of the date hereof, or any shutdown or material limiting of certain United States or foreign federal, state or local government services, declaration of martial law, quarantine or similar directive, guidance, policy or other similar action by any Governmental Authority in connection with any epidemic, pandemic or disease outbreak, or (I) changes or prospective changes in GAAP or in any Law of general applicability unrelated to the Mergers (or the interpretation or enforcement of the foregoing), provided, further, that if any event described in any of clauses (B), (C), (D), (E), (G), (H) and (I) has had a disproportionate adverse impact on GCEAR and the GCEAR Subsidiaries, taken as a whole, relative to others in the office and industrial real estate industry in the geographic regions in which GCEAR and the GCEAR Subsidiaries operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a GCEAR Material Adverse Effect has occurred.

“GCEAR OP Class E Units” means Class E units of interest in the GCEAR Operating Partnership.

“GCEAR Partnership Agreement” means the Fifth Amended and Restated Limited Partnership Agreement of the GCEAR Operating Partnership, dated as of April 30, 2019.

“GCEAR Properties” means each real property, or interest therein, owned, or leased (including ground leased) as lessee or sublessee, by GCEAR or any GCEAR Subsidiary as of the date of this Agreement (including all of GCEAR’s or any GCEAR Subsidiary’s right, title and interest in and to buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“GCEAR REIT Opinion Counsel” means Baker McKenzie LLP.

“GCEAR Subsidiary” means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by GCEAR and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is directly or indirectly owned by GCEAR or of which GCEAR or any GCEAR Subsidiary is a general partner, manager, managing member or the equivalent, including the GCEAR Operating Partnership. Notwithstanding the foregoing, the entity set forth on Section 1.1(b) of the GCEAR Disclosure Letter shall not be deemed a GCEAR Subsidiary.

“GCEAR Transaction Opinion Counsel” means Hogan Lovells US LLP.

“Governmental Authority” means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, body, department, self-regulatory organization, arbitration panel or similar entity or subdivision thereof.

“Hazardous Substances” means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed, designated, classified or regulated as hazardous or toxic under any Environmental Law; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof, and lead-containing paint or plumbing; and (iii) polychlorinated biphenyls, urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) net cash payment obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument and (viii) any agreement to provide any of the foregoing.

“Intellectual Property” means all United States and foreign (i) patents, patent applications and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and rights in copyrightable works, (iv) rights in confidential and proprietary information, including trade secrets, know-how, ideas, formulae, invention disclosure, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (i) with respect to CCIT II, the actual knowledge of the persons named in Section 1.1(a) of the CCIT II Disclosure Letter and (ii) with respect to GCEAR, the actual knowledge of the persons named in Section 1.1(a) of the GCEAR Disclosure Letter.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, common laws, rules, ordinances, codes, regulations and Orders promulgated by any Governmental Authority.

“Lien” means with respect to any asset (including any security), any mortgage, deed of trust, claim, condition, covenant, lien, pledge, hypothecation, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; other than transfer restrictions arising under applicable securities Laws.

“Order” means a judgment, writ, stipulation, injunction, order or decree of any Governmental Authority.

“Partnership Exchange Ratio” means 1.392 GCEAR OP Class E Units for each CCIT II Operating Partnership Unit, as such ratio may be adjusted in accordance with Section 3.1(d).

“Permitted Liens” means any of the following: (i) Liens for current Taxes or governmental assessments, charges or claims of payment not yet delinquent or that are being contested in good faith and for which adequate accruals or reserves have been established as of the date of this Agreement; (ii) Liens that are carriers’, suppliers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other similar Liens arising in the ordinary course of business if the underlying obligations are not delinquent, or are being contested in good faith; (iii) with respect to any real property, Liens that are zoning, building or other regulations, requirements, entitlements or other land use or environmental regulations by any Governmental Authority that do not materially impact the use of the real property as currently conducted; (iv) with respect to CCIT II, Liens that are disclosed on Section 4.10 of the CCIT II Disclosure Letter, and with respect to GCEAR, Liens that are disclosed on Section 5.10 of the GCEAR Disclosure Letter; (v) with respect to CCIT II or GCEAR, as applicable, Liens that are disclosed in the most recent Quarterly Report on Form 10-Q filed by such Person; (vi) with respect to CCIT II, Liens arising pursuant to any CCIT II Material Contract or, with respect to GCEAR, Liens arising pursuant to any GCEAR Material Contract; (vii) with respect to any real property of CCIT II or GCEAR, Liens that are recorded in a public record or disclosed on existing title policies made available to the other Party prior to the date hereof and any unrecorded easements (including reciprocal easement agreements), rights of way and other similar restrictions; and (viii) with respect to CCIT II or GCEAR, as applicable, Liens that were incurred in the ordinary course of business since December 31, 2019 and that do not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of such Party and its subsidiaries, taken as a whole.

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, group (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Proxy Statement” means the proxy statement relating to the Stockholders Meeting together with any amendment or supplements thereto.

“REIT” means a “real estate investment trust” within the meaning of Section 856 of the Code.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933.

“Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of CCIT II Common Stock entitled to vote at the Stockholders Meeting on the REIT Merger and Charter Amendment.

“Stockholders Meeting” means the meeting of the holders of shares of CCIT II Common Stock exclusively for the purpose of seeking the Stockholder Approval, including any postponement or adjournment thereof.

“Tax” or “Taxes” means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or any other basis.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Payment” means $18,450,000.

“Treasury Regulations” means the United States Department of the Treasury regulations promulgated under the Code.

“Wholly Owned CCIT II Subsidiary” means the CCIT II Operating Partnership and any wholly owned subsidiary of CCIT II or the CCIT II Operating Partnership.

“Wholly Owned GCEAR Subsidiary” means any wholly owned subsidiary of GCEAR or the GCEAR Operating Partnership.

(b)    In addition to the terms defined in Section 1.1(a), the following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Proposal	Section 7.3(j)(i)
Additional Indemnification Agreements	Section 7.7(a)
Adverse Recommendation Change	Section 7.3(d)
Agreement	Preamble
CCIT II	Preamble
CCIT II Board	Recitals
CCIT II Board Recommendation	Section 4.2(c)
CCIT II Change Notice	Section 7.3(e)(i)
CCIT II Class A Common Stock	Section 4.4(a)
CCIT II Class T Common Stock	Section 4.4(a)
CCIT II Designees	Section 7.13
CCIT II Disclosure Letter	Article 4
CCIT II Financial Advisors	Section 4.19
CCIT II Insurance Policies	Section 4.15
CCIT II LP	Preamble
CCIT II LP Interest	Preamble
CCIT II Material Contracts	Section 4.12(a)
CCIT II Operating Partnership	Preamble
CCIT II Operating Partnership Unit	Preamble
CCIT II Parties	Preamble
CCIT II Permits	Section 4.8(a)
CCIT II Preferred Stock	Section 4.4(a)
CCIT II Related Party Agreement	Section 4.17
CCIT II Restricted Share Award	Section 3.2(a)
CCIT II SEC Documents	Section 4.5(a)
CCIT II Special Committee	Recitals
CCIT II Subsidiary Partnership	Section 4.13(h)
CCIT II Tax Protection Agreements	Section 4.13(h)
CCIT II Terminating Breach	Section 9.1(d)(i)
CCIT II Voting Debt	Section 4.4(c)
Closing	Section 2.3
Closing Date	Section 2.3
CMFT	Recitals
CMFT Merger Agreement	Recitals
CMFT Termination Payment	Recitals
Delaware SOS	Section 2.4(a)
DLLCA	Recitals
DRULPA	Recitals
Escrow Agreement	Section 9.3(f)
Form S-4	Section 7.1(a)
GCEAR Benefit Plans	Section 5.15(a)
GCEAR Board	Recitals

Defined Term	Location of Definition
GCEAR Class AAA Common Stock	Section 5.4(a)
GCEAR Class AA Common Stock	Section 5.4(a)
GCEAR Class A Common Stock	Section 5.4(a)
GCEAR Class A Preferred Stock	Section 5.4(a)
GCEAR Class D Common Stock	Section 5.4(a)
GCEAR Class E Common Stock	Section 5.4(a)
GCEAR Class I Common Stock	Section 5.4(a)
GCEAR Class S Common Stock	Section 5.4(a)
GCEAR Class T Common Stock	Section 5.4(a)
GCEAR Common Stock	Section 5.4(a)
GCEAR Disclosure Letter	Article 5
GCEAR Insurance Policies	Section 5.14
GCEAR Material Contracts	Section 5.12
GCEAR Operating Partnership	Preamble
GCEAR Operating Partnership Units	Section 5.4(b)
GCEAR Parties	Recitals
GCEAR Permits	Section 5.8(a)
GCEAR Preferred Stock	Section 5.4(a)
GCEAR SEC Documents	Section 5.5(a)
GCEAR Subsidiary Partnership	Section 5.13(g)
GCEAR Tax Protection Agreement	Section 5.13(g)
GCEAR Terminating Breach	Section 9.1(c)(i)
GCEAR Voting Debt	Section 5.4(c)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(j)(ii)
LP Certificate of Merger	Section 2.4(b)
LP Merger	Recitals
LP Merger Effective Time	Section 2.4(b)
LP Merger Sub	Recitals
LP Surviving Entity	Section 2.1
Mergers	Recitals
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
New GCEAR OP Class E Units	Section 3.1(b)(i)
New GP Sub	Recitals
OP Merger Sub	Recitals
Outside Date	Section 9.1(b)(i)
Partnership Certificate of Merger	Section 2.4(a)
Partnership Merger	Preamble
Partnership Merger Consideration	Section 3.1(b)(i)
Partnership Merger Effective Time	Section 2.4(a)
Partnership Surviving Entity	Section 2.1
Party(ies)	Preamble
Permits	Section 4.8(a)
Proxy Solicitation	Section 7.1(e)
Qualified REIT Subsidiary	Section 4.1(c)
Qualifying REIT Income	Section 9.3(f)(i)
Registered Securities	Section 7.1(a)
REIT Articles of Merger	Section 2.4(c)

Defined Term	Location of Definition
REIT Merger	Recitals
REIT Merger Consideration	Section 3.1(a)(i)
REIT Merger Effective Time	Section 2.4(c)
REIT Surviving Entity	Section 2.2
Sarbanes-Oxley Act	Section 4.5(a)
SDAT	Section 2.4(c)
Superior Proposal	Section 7.3(j)(iii)
Takeover Statutes	Section 4.20
Taxable REIT Subsidiary	Section 4.1(c)
Termination Agreement	Recitals
Termination Payee	Section 9.3(e)
Termination Payor	Section 9.3(e)
Transfer Agent	Section 3.3(a)
Transfer Taxes	Section 7.10(d)

Section 1.2    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limiting the generality of the foregoing” unless expressly provided otherwise;

(d)    “or” shall be construed in the inclusive sense of “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(f)    all references herein to “$” or dollars shall refer to United States dollars;

(g)    no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

(h)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

(i)    the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” and shall refer to business similar in nature and magnitude to actions customarily taken without any authorization by the board of directors in the course of normal day-to-day operations, subject to any commercially reasonable modifications to past practice made in good faith to respond to the actual or anticipated effects of COVID-19 or any COVID-19 Measures;

(j)    references to a Person are also to its successors and permitted assigns;

(k)    except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; and

(l)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE 2

THE MERGER

Section 2.1    The Partnership Merger and the LP Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DRULPA and DLLCA, at the Partnership Merger Effective Time, (a) OP Merger Sub shall be merged with and into the CCIT II Operating Partnership, whereupon the separate existence of OP Merger Sub will cease, with the CCIT II Operating Partnership surviving the Partnership Merger (the CCIT II Operating Partnership, as the surviving entity upon consummation of the Partnership Merger, the “Partnership Surviving Entity”), such that following the Partnership Merger, LP Merger Sub will hold a limited partnership interest in the Partnership Surviving Entity with New GP Sub being the general partner of the Partnership Surviving Entity, and (b) CCIT II LP shall be merged with and into LP Merger Sub, whereupon the separate existence of CCIT II LP will cease, with LP Merger Sub surviving the LP Merger (LP Merger Sub, as the surviving entity upon consummation of the LP Merger, the “LP Surviving Entity”), such that following the LP Merger, the LP Surviving Entity will be a wholly owned subsidiary of the GCEAR Operating Partnership. Each of the Partnership Merger and the LP Merger shall have the effects set forth in the applicable provisions of the DLLCA and this Agreement.

Section 2.2    The REIT Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the REIT Merger Effective Time, CCIT II shall be merged with and into Merger Sub, whereupon the separate existence of CCIT II will cease, with Merger Sub surviving the REIT Merger (Merger Sub, as the surviving entity upon consummation of the REIT Merger, the “REIT Surviving Entity”), such that following the REIT Merger, the REIT Surviving Entity will be a wholly owned subsidiary of GCEAR. The REIT Merger shall have the effects set forth in the applicable provisions of the MGCL, the MLLCA and this Agreement.

Section 2.3    Closing. The closing of the Mergers (the “Closing”) will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., New York City time, no later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as those conditions are reasonably capable of being satisfied), but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) such physical location or other date as may be agreed in writing by CCIT II and GCEAR. The date on which Closing actually takes place is referred to herein as the “Closing Date”.

Section 2.4    Effective Time.

(a)    On the Closing Date, CCIT II, GCEAR, the CCIT II Operating Partnership and OP Merger Sub shall (i) cause a certificate of merger with respect to the Partnership Merger to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware SOS”) in accordance with the DRULPA and the DLLCA (the “Partnership Certificate of Merger”) and (ii) make any other filings, recordings or publications required to be made by CCIT II, GCEAR, OP Merger Sub or the Partnership Surviving Entity under the DRULPA or DLLCA in connection with the Partnership Merger. The Partnership Merger shall become effective at such time as the Partnership Certificate of Merger is accepted for record by the Delaware SOS or on such other date and time (not to exceed thirty (30) days after the Partnership Certificate of Merger is accepted for record by the Delaware SOS) as specified in the Partnership Certificate of Merger (such date and time, the “Partnership Merger Effective Time”), it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date and concurrently with the LP Merger Effective Time.

(b)    On the Closing Date, CCIT II, GCEAR, CCIT II LP and LP Merger Sub shall (i) cause a certificate of merger with respect to the LP Merger to be duly executed and filed with the Delaware SOS in accordance with the DLLCA (the “LP Certificate of Merger”) and (ii) make any other filings, recordings or publications required to be made by CCIT II, GCEAR, CCIT II LP, or the LP Surviving Entity under the DLLCA in connection with the LP Merger. The LP Merger shall become effective at such time as the LP Certificate of Merger is accepted for record by the Delaware SOS or on such other date and time (not to exceed thirty (30) days after the LP Certificate of Merger is accepted for record by the Delaware SOS) as specified in the LP Certificate of Merger (such date and time, the “LP Merger Effective Time”), it being understood and agreed that the Parties shall cause the LP Merger Effective Time to occur on the Closing Date and concurrently with the Partnership Merger Effective Time.

(c)    On the Closing Date, and immediately after the filing of the LP Certificate of Merger and the Partnership Certificate of Merger, CCIT II, GCEAR and Merger Sub shall (i) cause articles of merger with respect to the REIT Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL and the MLLCA (the “REIT Articles of Merger”) and (ii) make any other filings, recordings or publications required to be made by CCIT II, GCEAR or the REIT Surviving Entity under the MGCL or MLLCA in connection with the REIT Merger. The REIT Merger shall become effective at such time as the REIT Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the REIT Articles of Merger are accepted for record by the SDAT) as specified in the REIT Articles of Merger (such date and time, the “REIT Merger Effective Time”), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur on the Closing Date immediately after the Partnership Merger Effective Time and the LP Merger Effective Time.

Section 2.5    Organizational Documents of the Surviving Entities.

(a)    At the REIT Merger Effective Time, the GCEAR Charter shall remain in effect as the charter of GCEAR until thereafter amended in accordance with applicable Law and the applicable provisions of the GCEAR Charter.

(b)    At the REIT Merger Effective Time and by virtue of the REIT Merger, (i) the articles of organization of Merger Sub as in effect immediately prior to the REIT Merger Effective Time shall be the articles of organization of the REIT Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of organization, and (ii) the operating agreement of Merger Sub as in effect immediately prior to the REIT Merger Effective Time shall be the operating agreement of the REIT Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the REIT Surviving Entity’s articles of organization and operating agreement.

(c)    At the Partnership Merger Effective Time and by virtue of the Partnership Merger, (i) the certificate of limited partnership of the CCIT II Operating Partnership as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of limited partnership of the Partnership Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of limited partnership, and (ii) the CCIT II Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Partnership Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the Partnership Surviving Entity’s certificate of limited partnership and limited partnership agreement.

(d)    At the LP Merger Effective Time and by virtue of the LP Merger, (i) the certificate of formation of LP Merger Sub as in effect immediately prior to the LP Merger Effective Time shall be the certificate of formation of the LP Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such certificate of limited partnership, and (ii) the operating agreement of LP Merger Sub as in effect immediately prior to the LP Merger Effective Time shall be the operating agreement of the LP Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of the LP Surviving Entity’s certificate of formation and operating agreement.

Section 2.6    Tax Treatment of Mergers. The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), (i) the REIT Merger shall qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (ii) the Partnership Merger and the LP Merger together shall be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state of local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the Mergers described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3

EFFECTS OF THE MERGERS

Section 3.1    Effects of the Mergers.

(a)    The REIT Merger. At the REIT Merger Effective Time and by virtue of the REIT Merger and without any further action on the part of CCIT II, GCEAR or Merger Sub or the holders of any securities of CCIT II, GCEAR or Merger Sub:

(i)    Subject to Section 3.1(d) and Section 3.4, each Eligible Share will be converted into the right to receive from GCEAR the number of duly authorized, validly issued, fully paid and nonassessable shares of GCEAR Class E Common Stock equal to the Exchange Ratio, subject to the treatment of fractional shares of GCEAR Class E Common Stock in accordance with Section 3.1(f) (the “REIT Merger Consideration”);

(ii)    All Eligible Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the REIT Merger Consideration therefor in accordance with this Agreement;

(iii)    All Excluded Shares shall automatically be cancelled and shall cease to exist, and no REIT Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto, in connection with or as a consequence of the REIT Merger; and

(iv)    Each membership interest of Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall remain outstanding and, collectively, shall constitute the only issued and outstanding membership interests of the REIT Surviving Entity.

(b)    The Partnership Merger. At the Partnership Merger Effective Time and by virtue of the Partnership Merger and without any further action on the part of CCIT II, GCEAR, the CCIT II Operating Partnership or OP Merger Sub or the holders of any securities of CCIT II, GCEAR, the CCIT II Operating Partnership or OP Merger Sub:

(i)    (A) Subject to Section 3.1(d) and Section 3.4, each CCIT II Operating Partnership Unit that is held by CCIT II will be converted into the right to receive from the GCEAR Operating Partnership the number of

GCEAR OP Class E Units (referred to herein as the “New GCEAR OP Class E Units”) equal to the Partnership Exchange Ratio, subject to the treatment of fractional units of New GCEAR OP Class E Units in accordance with Section 3.1(f) (the “Partnership Merger Consideration”), and CCIT II will be admitted as a limited partner of the GCEAR Operating Partnership in accordance with the terms of the GCEAR Partnership Agreement; and (B) each CCIT II Operating Partnership Unit that is held by CCIT II LP will automatically be cancelled and cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect therein or in connection with or as a consequence of the Partnership Merger; and

(ii)    (A) All of the limited liability company interests in OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time that are held by New GP Sub will be cancelled and converted into the general partner interest in the Partnership Surviving Entity and New GP Sub will be admitted as the general partner of the Partnership Surviving Entity and (B) all of the limited liability company interests in OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time that are held by LP Merger Sub will be cancelled and converted into a limited partner interest in the Partnership Surviving Entity and LP Merger Sub will be admitted as a limited partner of the Partnership Surviving Entity.

(c)    The LP Merger. At the LP Merger Effective Time and by virtue of the LP Merger and without any further action on the part of CCIT II, GCEAR, CCIT II LP or LP Merger Sub or the holders of any securities of CCIT II, GCEAR, CCIT II LP or LP Merger Sub:

(i)    all of the limited liability company interests in CCIT II LP issued and outstanding immediately prior to the LP Merger Effective Time will automatically be cancelled and cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect therein or in connection with or as a consequence of the LP Merger; and

(ii)    all of the limited liability company interests in LP Merger Sub issued and outstanding immediately prior to the LP Merger Effective Time will automatically be converted into limited liability company interests of the LP Surviving Entity.

(d)    Adjustment of the Merger Consideration. Between the date of this Agreement and the REIT Merger Effective Time and the Partnership Merger Effective Time, as applicable, if the issued and outstanding shares of CCIT II Common Stock, securities convertible or exchangeable into or exercisable for shares of CCIT II Common Stock, shares of GCEAR Common Stock or securities convertible, exchangeable into or exercisable for shares of GCEAR Common Stock, GCEAR Operating Partnership Units or CCIT II Operating Partnership Units shall have been changed into a different number of shares or other securities or a different class by reason of any stock split (whether forward or reverse), combination, reclassification, reorganization, recapitalization, distribution, merger or exchange or other similar transaction, or a stock dividend having a record date within such period shall have been declared, then (without limiting any other rights of the Parties hereunder), the Exchange Ratio and the Partnership Exchange Ratio, as applicable, shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio and the Partnership Exchange Ratio, as applicable, shall be deemed to be the Exchange Ratio and the Partnership Exchange Ratio, respectively, as so adjusted. For the avoidance of doubt, (i) no adjustment shall be made pursuant to this Section 3.1(d) for (A) any shares of GCEAR Common Stock issued pursuant to GCEAR’s distribution reinvestment plan or (B) any shares of GCEAR Common Stock redeemed pursuant to GCEAR’s share redemption program and (ii) nothing in this Section 3.1(d) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

(e)    Transfer Books. From and after the REIT Merger Effective Time, the share transfer books of CCIT II shall be closed, and thereafter there shall be no further registration of transfers of CCIT II Common Stock. From and after the REIT Merger Effective Time, Persons who held outstanding shares of CCIT II Common Stock immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

(f)    Fractional Shares and Units. Notwithstanding anything to the contrary in this Agreement, (i) no fractional shares of GCEAR Common Stock less than 1/1,000th of a share shall be issued pursuant to this Agreement and, in lieu thereof, such fractional shares a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(f), shall be aggregated and rounded up to the nearest 1/1,000th of a share, and (ii) no fractional unit of GCEAR OP Class E Units less than 1/1,000th of a unit shall be issued pursuant to this Agreement and, in lieu thereof, such fractional units a Person would otherwise be entitled to receive pursuant to this Agreement, but for this Section 3.1(f), shall be aggregated and rounded up to the nearest 1/1,000th of a unit.

Section 3.2    CCIT II Restricted Share Awards.

(a)    As of the REIT Merger Effective Time, each restricted share of CCIT II Class A Common Stock granted under the CCIT II Equity Incentive Plan, whether vested or unvested, issued and outstanding as of immediately prior to the REIT Merger Effective Time (a “CCIT II Restricted Share Award”) shall, by virtue of the REIT Merger and without any further action on the part of CCIT II, GCEAR or Merger Sub or the holder of any such securities, cease to represent a restricted share of CCIT II Class A Common Stock, and each holder thereof shall cease to have any rights with respect thereto, except for the right to receive the REIT Merger Consideration, subject to the terms and conditions of Section 3.1(a)(i), as if the shares of CCIT II Class A Common Stock subject to such CCIT II Restricted Share Award were Eligible Shares; provided, however, for the avoidance of doubt, amounts deductible pursuant to and in accordance with Section 3.4 shall include such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax Law with respect to the lapsing of any restrictions on CCIT II Restricted Share Awards.

(b)    Prior to or at the REIT Merger Effective Time, CCIT II, the CCIT II Board, GCEAR, and the GCEAR Board shall adopt any resolutions and take any actions necessary to (i) effectuate the provisions of this Section 3.2 and (ii) with respect to CCIT II, to terminate the CCIT II Equity Incentive Plan effective as of the REIT Merger Effective Time and ensure that from and after the REIT Merger Effective Time neither GCEAR nor the REIT Surviving Entity will be required to deliver shares of CCIT II Common Stock or other capital stock of CCIT II to any Person pursuant to or in settlement of any equity awards of CCIT II.

Section 3.3    Exchange Procedures.

(a)    As soon as reasonably practicable after the REIT Merger Effective Time, GCEAR shall issue, and shall cause DST Systems, Inc., or any successor transfer agent of GCEAR (the “Transfer Agent”), to record on the stock records of GCEAR the issuance of, shares of GCEAR Common Stock (including any fractional shares thereof) equal to the REIT Merger Consideration that is issuable to each holder of Eligible Shares pursuant to Section 3.1 and each holder of CCIT II Restricted Share Awards pursuant to Section 3.2. For the avoidance of doubt, payment of the REIT Merger Consideration shall only be made to the Person in whose name the relevant Eligible Shares are registered in the stock transfer books of CCIT II as of the REIT Merger Effective Time.

(b)    None of GCEAR, CCIT II, the REIT Surviving Entity, the Transfer Agent, or any employee, officer, director, agent or Affiliate of such entities, shall be liable to any Person in respect of any REIT Merger Consideration (or the appropriate portion thereof) that has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts so delivered that remain unclaimed by holders of Eligible Shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of GCEAR free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(c)    No interest shall be paid or accrued on the REIT Merger Consideration (or any amounts in respect thereof, including any dividends payable on shares of GCEAR Common Stock) for the benefit of holders of Eligible Shares or CCIT II Restricted Share Awards.

Section 3.4    Withholding Rights. Each and any of GCEAR, CCIT II, the REIT Surviving Entity, GCEAR Operating Partnership, CCIT II Operating Partnership, CCIT II LP, LP Merger Sub, OP Merger Sub, the Partnership Surviving Entity, the LP Surviving Entity or the Transfer Agent, or any of their agents, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration and the Partnership Merger Consideration, as applicable, and any other amounts otherwise payable pursuant to this Agreement to any holder of CCIT II Common Stock or CCIT II Operating Partnership Units such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be timely paid to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5    Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Mergers or the other transactions contemplated by this Agreement.

Section 3.6    General Effects of the Mergers.

(a)    At the REIT Merger Effective Time, the effect of the REIT Merger shall be as set forth in this Agreement and the REIT Articles of Merger and as provided in the applicable provisions of the MGCL and the MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the REIT Merger Effective Time, all of the property, rights, privileges, powers and franchises of CCIT II and Merger Sub shall vest in the REIT Surviving Entity, and all debts, liabilities and duties of CCIT II and Merger Sub shall become the debts, liabilities and duties of the REIT Surviving Entity.

(b)    At the Partnership Merger Effective Time, the effect of the Partnership Merger shall be as set forth in this Agreement and the Partnership Certificate of Merger and as provided in the applicable provisions of the DRULPA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all of the property, rights, privileges, powers and franchises of the CCIT II Operating Partnership and OP Merger Sub shall vest in the Partnership Surviving Entity, and all debts, liabilities and duties of the CCIT II Operating Partnership and OP Merger Sub shall become the debts, liabilities and duties of the Partnership Surviving Entity.

(c)    At the LP Merger Effective Time, the effect of the LP Merger shall be as set forth in this Agreement and the LP Certificate of Merger and as provided in the applicable provisions of the DRULPA and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the LP Merger Effective Time, all of the property, rights, privileges, powers and franchises of CCIT II LP and LP Merger Sub shall vest in the LP Surviving Entity, and all debts, liabilities and duties of CCIT II LP and LP Merger Sub shall become the debts, liabilities and duties of the LP Surviving Entity.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CCIT II PARTIES

Except as set forth in (a) the disclosure letter prepared by CCIT II and delivered by CCIT II to GCEAR prior to the execution and delivery of this Agreement (the “CCIT II Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the CCIT II Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the CCIT II SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face), the CCIT II Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to the GCEAR Parties that:

Section 4.1    Organization and Qualification; Subsidiaries.

(a)    CCIT II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. CCIT II is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

(b)    Each CCIT II Subsidiary is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each CCIT II Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

(c)    Section 4.1(c) of the CCIT II Disclosure Letter sets forth a true and complete list of the CCIT II Subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which CCIT II and the CCIT II Subsidiaries are qualified or licensed to do business, and the percentage of interest held, directly or indirectly, by CCIT II in each CCIT II Subsidiary, including a list of each CCIT II Subsidiary that is (i) a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”), (ii) a “taxable REIT subsidiary” within the meaning of Section 856(1) of the Code (each a “Taxable REIT Subsidiary”) and (iii) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

(d)    Neither CCIT II nor any CCIT II Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the CCIT II Subsidiaries and investments in short-term investment securities).

(e)    CCIT II has made available to GCEAR complete and correct copies of the CCIT II Governing Documents, which are in full force and effect as of the date of this Agreement. Each of the CCIT II Parties is in compliance with the terms of its CCIT II Governing Documents. True and complete copies of the CCIT II Parties’ minute books, as applicable, since January 1, 2017 have been made available by CCIT II to GCEAR.

(f)    CCIT II has not exempted any “Person” from the “Aggregate Share Ownership Limit” or the “Common Share Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the CCIT II Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 4.2    Authority; Approval Required.

(a)    Each of the CCIT II Parties has the requisite corporate, limited partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject only to receipt of the Stockholder Approval in the case of CCIT II, to consummate the transactions contemplated by this Agreement, including the REIT Merger, Partnership Merger and LP Merger, as applicable. The execution and delivery of this Agreement by each of the CCIT II Parties and the consummation by the CCIT II Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited partnership or limited liability company action, and no other corporate, limited partnership or limited liability company proceedings on the part of the CCIT II Parties are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject to (i) receipt of the Stockholder Approval, (ii) the filing of Articles of Amendment relating to the Charter Amendment with, and acceptance for record of such Articles of Amendment, by the SDAT, (iii) the filing of the Partnership Certificate of Merger with, and acceptance for record of such Partnership Certificate of Merger by, the Delaware SOS, (iv) the filing of the LP Certificate of Merger with, and acceptance for record of such LP Certificate of Merger by, the Delaware SOS, and (v) the filing of the REIT Articles of Merger with, and acceptance for record of such REIT Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by each of the CCIT II Parties and, assuming due authorization, execution and delivery by the GCEAR Parties, constitutes a legally valid and binding obligation of each of the CCIT II Parties, enforceable against the CCIT II Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    On the recommendation of the CCIT II Special Committee, the CCIT II Board (including a majority of “Independent Directors” (as such term is defined in the CCIT II Charter)) not otherwise interested in the Mergers has (i) determined that the terms of this Agreement, the Mergers, the Charter Amendment and the other transactions contemplated by this Agreement are advisable and in the best interest of CCIT II, (ii) approved and authorized the execution and delivery of this Agreement, and declared advisable the Mergers, the Charter Amendment and the other transactions contemplated by this Agreement, (iii) directed that the REIT Merger and the Charter Amendment and the transactions contemplated by this Agreement be submitted to a vote of the holders of CCIT II Common Stock and (iv) except as may be permitted pursuant to Section 7.3, resolved to include the CCIT II Board recommendation to holders of CCIT II Common Stock to vote in favor of approval of the REIT Merger and the Charter Amendment and the other transactions contemplated by this Agreement (such recommendation, the “CCIT II Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

(d)    Other than as set forth in Sections 4.2(e) and (f) below, the Stockholder Approval is the only vote of the holders of securities of the CCIT II Parties required to approve the Mergers, the Charter Amendment and the other transactions contemplated by this Agreement.

(e)    CCIT II, as the sole general partner of the CCIT II Operating Partnership, has approved this Agreement and the Partnership Merger.

(f)    CCIT II, as the sole member of CCIT II LP, has approved this Agreement and the LP Merger.

Section 4.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of the CCIT II Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) assuming receipt of the Stockholder Approval, conflict with or violate any provision of (A) the CCIT II Governing Documents or (B) any equivalent organizational or governing documents of any other CCIT II Subsidiary, (ii) assuming (solely with respect to performance of this Agreement) compliance with the matters referred to in Section 4.3(b), conflict with or violate any Law or Environmental Permit applicable to CCIT II or any CCIT II Subsidiary or by which any property or asset of CCIT II or any CCIT II Subsidiary is bound, (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of CCIT II or any CCIT II Subsidiary or related to any of their respective properties, or (iv) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under the terms, conditions or provisions of the CMFT Merger Agreement, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by CCIT II or any CCIT II Subsidiary with, nor are any required to be made or obtained by, CCIT II or any CCIT II Subsidiary with or from any Governmental Authority in connection with the execution, delivery and performance of this Agreement by CCIT II and the CCIT II Subsidiaries and the consummation of the Mergers or the other transactions contemplated hereby, or in connection with the continuing operation of the business of CCIT II and the CCIT II Subsidiaries following the REIT Merger Effective Time, except (i) the filing of the Proxy Statement and Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Articles of Amendment relating to the Charter Amendment with, and the acceptance for record of such Articles of Amendment by, the SDAT, (iii) the filing of the Partnership Certificate of Merger with, and acceptance for record of such Partnership Certificate of Merger by, the Delaware SOS, (iv) the filing of the LP Certificate of Merger with, and acceptance for record of such LP Certificate of Merger by, the Delaware SOS, and (v) the filing of the REIT Articles of Merger with, and the acceptance for record of such REIT Articles of Merger by, the SDAT pursuant to the MGCL, the DRULPA, the MLLCA and the DLLCA, as applicable, (vi) the filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect. As of the date hereof, to the Knowledge of CCIT II, there is no reason why the necessary approvals referenced in clause (vii) of the preceding sentence will not be received in order to permit consummation of the Mergers on a timely basis.

Section 4.4    Capital Structure.

(a)    The authorized capital stock of CCIT II consists of 500,000,000 shares of capital stock, of which 245,000,000 shares are designated as Class A common stock, $0.01 par value per share (“CCIT II Class A Common Stock”) and 245,000,000 shares are designated as Class T common stock, $0.01 par value per share (“CCIT II Class T Common Stock”), and 10,000,000 shares are designated as preferred stock, $0.01 par value per share (“CCIT II Preferred Stock”). At the close of business on October 26, 2020, (i) 64,561,321 shares of CCIT II Class A Common Stock (inclusive of 37,522 CCIT II Restricted Share Awards) and 2,577,808 shares of CCIT II Class T Common Stock were issued and outstanding, (ii) no shares of CCIT II Preferred Stock were issued and outstanding, (iii) 400,000 shares of CCIT II Class A Common Stock were reserved for issuance under the CCIT II Equity Incentive Plan and (iv) 362,478 shares of CCIT II Class A Common Stock remained available for grant under the CCIT II Equity Incentive Plan. All of the outstanding shares of capital stock of CCIT II are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of CCIT II.

(b)    All of the outstanding shares of capital stock of each of the CCIT II Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the CCIT II Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the CCIT II Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. CCIT II owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the CCIT II Subsidiaries, including the CCIT II Operating Partnership and CCIT II LP, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the CCIT II Operating Partnership Units and all of the limited liability company interests in CCIT II LP are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of CCIT II or any CCIT II Subsidiary issued and outstanding (“CCIT II Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which CCIT II or any of the CCIT II Subsidiaries is a party or by which any of them is bound obligating CCIT II or any of the CCIT II Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of CCIT II or any CCIT II Subsidiary or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, CCIT II Voting Debt or other equity interests.

(d)    Neither CCIT II nor any CCIT II Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of CCIT II or any of the CCIT II Subsidiaries. Neither CCIT II nor any CCIT II Subsidiary has granted any registration rights on any of its capital stock. No CCIT II Common Stock is owned by any CCIT II Subsidiary.

(e)    CCIT II does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of CCIT II Common Stock or units of interest of the CCIT II Operating Partnership and any material dividends or other distributions on any securities of any CCIT II Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 4.5    SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    CCIT II has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by CCIT II under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 4.5(e)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “CCIT II SEC Documents”).

(b)    As of their respective filing dates, the CCIT II SEC Documents (i) complied, or with respect to CCIT II SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to CCIT II SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the CCIT II SEC Documents is, to the Knowledge of CCIT II, the subject of ongoing SEC review or threatened review, and CCIT II does not have any outstanding and unresolved comments from the SEC with respect to any CCIT II SEC Documents. None of the CCIT II SEC Documents is the subject of any confidential treatment request by CCIT II.

(c)    CCIT II has made available to GCEAR complete and correct copies of all written correspondence between the SEC, on the one hand, and CCIT II, on the other hand, since December 31, 2018. No CCIT II Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, CCIT II has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of CCIT II and the CCIT II Subsidiaries included, or incorporated by reference, in the CCIT II SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from the books and records of CCIT II and CCIT II Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to CCIT II) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of CCIT II and the CCIT II Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of CCIT II and the CCIT II Subsidiaries for the periods presented therein.

(f)    (A) CCIT II maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by CCIT II in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CCIT II’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of CCIT II required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting CCIT II’s principal executive officer and principal financial officer to material information required to be included in CCIT II’s periodic reports required under the Exchange Act. CCIT II and CCIT II Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. CCIT II has disclosed to CCIT II’s auditors and audit committee (and made summaries of such disclosures available to GCEAR), based on the most recent evaluation by its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect CCIT II’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    CCIT II is not, and none of the CCIT II Subsidiaries is, a party to, and neither CCIT II nor any CCIT II Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among CCIT II and any CCIT II Subsidiary, on the one hand, and any unconsolidated Affiliate of CCIT II or any CCIT II Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, CCIT II, any CCIT II Subsidiary or CCIT II’s or such CCIT II Subsidiary’s audited financial statements or other CCIT II SEC Documents.

(h)    Neither CCIT II nor any CCIT II Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)    CCIT II and CCIT II Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither CCIT II nor any CCIT II Subsidiary nor, to the Knowledge of CCIT II, any director, officer or Representative of CCIT II or any CCIT II Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither CCIT II nor any CCIT II Subsidiary has received any written communication that alleges that CCIT II or any CCIT II Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 4.6    Absence of Certain Changes or Events. Since December 31, 2019 through the date of this Agreement, (a) except for the entry into and termination of the CMFT Merger Agreement and the discussions and negotiations related thereto, the payment of the CMFT Termination Payment and the execution and delivery of this Agreement and the discussions and negotiations related thereto, (i) CCIT II and each CCIT II Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, and (ii) neither CCIT II nor any CCIT II Subsidiary has taken any action that would have been prohibited by Section 6.1(b) (Conduct of Business by CCIT II) if taken from and after the date of this Agreement and (b) there has not been any CCIT II Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a CCIT II Material Adverse Effect.

Section 4.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of CCIT II dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither CCIT II nor any CCIT II Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a CCIT II Material Adverse Effect.

Section 4.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.11, which are addressed solely in that Section, CCIT II and each CCIT II Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority (“Permits”) necessary for CCIT II and each CCIT II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “CCIT II Permits”), and all such CCIT II Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the CCIT II Permits, individually, or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect. CCIT II has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect. No event has occurred with respect to any of the CCIT II Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such CCIT II Permits. Neither CCIT II nor any of the CCIT II Subsidiaries has received any notice indicating, nor to the Knowledge of CCIT II, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of CCIT II or the CCIT II Subsidiaries or the CCIT II Properties that impairs the validity of any CCIT II Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any CCIT II Permit, except where the impairment or revocation of any such CCIT II Permits, individually, or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

(b)    Since January 1, 2018, neither CCIT II nor any CCIT II Subsidiary has been in conflict with, or in default or violation of, (i) any Law applicable to CCIT II or any CCIT II Subsidiary or by which any property or asset of CCIT II or any CCIT II Subsidiary is bound (except for compliance with Laws addressed in Section 4.10, Section 4.11, Section 4.13 and Section 4.16 which are solely addressed in those Sections) or (ii) any CCIT II Permits (except for the CCIT II Permits addressed in Section 4.11, which are solely addressed in that Section), except, in each case, for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

Section 4.9    Litigation. There is no material Action to which CCIT II or any CCIT II Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of CCIT II, threatened before any Governmental Authority and, to the Knowledge of CCIT II, there is no basis for any such Action. Neither CCIT II nor any CCIT II Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of CCIT II or the CCIT II Subsidiaries. No Order has been issued in any proceeding to which CCIT II or any of the CCIT II Subsidiaries is or was a party, or, to the Knowledge of CCIT II, in any other proceeding, that enjoins or requires CCIT II or any of the CCIT II Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 4.10    Properties.

(a)    CCIT II has made available to GCEAR a list of each parcel of real property currently owned or ground leased by CCIT II or any CCIT II Subsidiary, together with the applicable CCIT II Subsidiary owning or leasing such property. Except as would not reasonably be expected to be material to CCIT II or the CCIT II Subsidiaries, taken as a whole, CCIT II or a CCIT II Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned CCIT II Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a CCIT II Material Adverse Effect, (i) neither CCIT II nor any CCIT II Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the CCIT II Properties issued by any Governmental Authority and (ii) neither CCIT II nor any CCIT II Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of CCIT II, threatened with respect to any of the CCIT II Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the CCIT II Properties or by the continued maintenance, operation or use of the parking areas associated with the CCIT II Properties.

(b)    CCIT II has not received written notice of, nor does CCIT II have any Knowledge of, any latent defects or adverse physical conditions affecting any of the CCIT II Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a CCIT II Material Adverse Effect.

(c)    CCIT II and the CCIT II Subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal assets owned, used or held for use by them except as would not reasonably be expected to be material to CCIT II or the CCIT II Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to CCIT II or the CCIT II Subsidiaries, taken as a whole, neither CCIT II’s nor the CCIT II Subsidiaries’ ownership of any such personal property is subject to any Liens, other than Permitted Liens.

(d)    A policy of title insurance has been issued for each CCIT II Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by CCIT II or the applicable CCIT II Subsidiary with respect to CCIT II Properties that are not subject to ground leases and (B) a valid leasehold estate held by CCIT II or the applicable CCIT II Subsidiary that are subject to ground leases and (ii) to the Knowledge of CCIT II, such insurance policies are in full force and effect.

Section 4.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of CCIT II, is threatened, in each case relating to CCIT II or any of the CCIT II Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) CCIT II and the CCIT II Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) CCIT II and each of the CCIT II Subsidiaries is in possession of all Environmental Permits necessary for CCIT II and each CCIT II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in full force and effect; (iv) any and all Hazardous Substances disposed of by CCIT II and each CCIT II Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) CCIT II and the CCIT II Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of CCIT II or any of the CCIT II Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 4.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any CCIT II SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 4.12(b), “CCIT II Material Contracts”).

(b)    Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the CCIT II Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which CCIT II or any CCIT II Subsidiary is a party or by which it is bound or to which any CCIT II Property or other material asset is subject, that:

(i)    obligates CCIT II or any CCIT II Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to CCIT II or any CCIT II Subsidiary;

(ii)    contains any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of CCIT II or any CCIT II Subsidiary, including upon consummation of the transactions contemplated by this Agreement, or that otherwise restricts the lines of business conducted by CCIT II or any CCIT II Subsidiary or the geographic area in which CCIT II or any CCIT II Subsidiary may conduct business;

(iii)    obligates CCIT II or any CCIT II Subsidiary to indemnify any past or present directors, officers, or employees of CCIT II or any CCIT II Subsidiary, other than the CCIT II Governing Documents or any equivalent organizational or governing documents of any other CCIT II Subsidiary;

(iv)    constitutes (A) an Indebtedness obligation of CCIT II or any CCIT II Subsidiary with a principal amount as of the date hereof greater than fifty million dollars ($50,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including CCIT II or a CCIT II Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of CCIT II or a CCIT II Subsidiary or (2) CCIT II or a CCIT II Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than CCIT II or another CCIT II Subsidiary);

(v)    provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any CCIT II Property or any portion thereof) or (B) any other asset of CCIT II or any CCIT II Subsidiary or equity interests of any Person, in the case of (A) and (B) with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(vi)    constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract relating to a swap or other hedging transaction of any type;

(vii)    constitutes a loan to any Person (other than a Wholly Owned CCIT II Subsidiary) by CCIT II or any CCIT II Subsidiary;

(viii)    sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of CCIT II or any CCIT II Subsidiary with a third party;

(ix)    prohibits the pledging of the capital stock of CCIT II or any CCIT II Subsidiary or prohibits the issuance of guarantees by any CCIT II Subsidiary;

(x)    contains covenants limiting the ability of CCIT II or any CCIT II Subsidiary to sell, transfer, pledge or otherwise, dispose of any material assets or business of CCIT II or any CCIT II Subsidiary;

(xi)    contains restrictions on the ability of CCIT II or any CCIT II Subsidiary to pay dividends or other distributions, other than the CCIT II Governing Documents or any equivalent organizational or governing documents of any other CCIT II Subsidiary;

(xii)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(xiii)    provides for the management or operation of any of the CCIT II Properties on behalf of CCIT II or any CCIT II Subsidiary by any third party;

(xiv)    is a lease, sublease, license or other rental agreement or occupancy agreement (written or verbal) which grants any possessory interest in and to any space situated on or in the CCIT II Properties or that otherwise gives rights with regard to the use of the CCIT II Properties pursuant to which CCIT II or any CCIT II Subsidiary expects to receive annualized rental income per year in excess of eight million seven hundred forty thousand dollars ($8,740,000) as of June 30, 2020;

(xv)    is a ground lease under which CCIT II or a CCIT II Subsidiary holds a leasehold interest in the CCIT II Properties or any portion thereof;

(xvi)    provides a right of first refusal or right of first offer of any real property (including any CCIT II Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of CCIT II’s rental revenues for the year ended December 31, 2019; or

(xvii)    is both (A) not made in the ordinary course of business consistent with past practice and (B) material to CCIT II and the CCIT II Subsidiaries, taken as a whole.

(c)    Each CCIT II Material Contract is legal, valid, binding on and enforceable against CCIT II or the CCIT II Subsidiary that is a party thereto and, to the Knowledge of CCIT II, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to CCIT II and the CCIT II Subsidiaries, taken as a whole, CCIT II and each CCIT II Subsidiary has performed all obligations required to be performed by it under each CCIT II Material Contract and, to the Knowledge of CCIT II, each other party thereto has performed all obligations required to be performed by it under such CCIT II Material Contract. None of CCIT II, any CCIT II Subsidiary or, to the Knowledge of CCIT II, any other party thereto, is in breach or violation of, or default under, any CCIT II Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any CCIT II Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to CCIT II and the CCIT II Subsidiaries, taken as a whole. Neither CCIT II nor any CCIT II Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any CCIT II Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither CCIT II nor any CCIT II Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any CCIT II Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any CCIT II Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to CCIT II or any CCIT II Subsidiary under any CCIT II Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not CCIT II or such CCIT II Subsidiary granted any forgiveness or deferral).

(e)    Neither CCIT II nor any CCIT II Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 4.13    Taxes.

(a)    CCIT II and each CCIT II Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. CCIT II and each CCIT II Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by CCIT II and each CCIT II Subsidiary with respect to the taxable years ending on or after December 31, 2014 have been made available to GCEAR. No written claim has been proposed by any Governmental Authority in any jurisdiction where CCIT II or any CCIT II Subsidiary do not file Tax Returns that CCIT II or any CCIT II Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with CCIT II’s taxable year ending on December 31, 2014, (i) CCIT II has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for CCIT II is expected to enable CCIT II to continue to meet the requirements for qualification as a REIT through and including CCIT II’s final taxable year ending with the REIT Merger Effective Time (assuming the Closing of the Mergers in accordance with the terms of this Agreement), and (iii) CCIT II has not taken any action that would, or omitted to take any action the omission of which would, reasonably be expected to result in CCIT II’s failure to qualify as a REIT, and no challenge to CCIT II’s status as a REIT is pending or threatened in writing.

(c)     (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of CCIT II or any CCIT II Subsidiary; (ii) no deficiency for any material Taxes of CCIT II or any CCIT II Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither CCIT II nor any CCIT II Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither CCIT II nor any CCIT II Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither CCIT II nor any CCIT II Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each CCIT II Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a CCIT II Subsidiary, treated for United States federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No CCIT II Subsidiary is a corporation for United States federal income tax purposes or a corporation for United States federal income tax purposes that qualifies as a Qualified REIT Subsidiary.

(e)    Neither CCIT II nor any CCIT II Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    Since their respective inceptions, (i) CCIT II and the CCIT II Subsidiaries have not incurred (A) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or Treasury Regulations Sections 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, or (B) any material liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) and (ii) CCIT

II has not, and none of the CCIT II Subsidiaries have, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property.

(g)    CCIT II and the CCIT II Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(h)    There are no CCIT II Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of CCIT II threatened to raise, a material claim against CCIT II or any CCIT II Subsidiary for any breach of any CCIT II Tax Protection Agreements. As used herein, “CCIT II Tax Protection Agreements” means any written agreement to which CCIT II or any CCIT II Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a CCIT II Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a CCIT II Subsidiary Partnership, CCIT II or any CCIT II Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “CCIT II Subsidiary Partnership” means a CCIT II Subsidiary that is a partnership for United States federal income tax purposes.

(i)    There are no Tax Liens upon any property or assets of CCIT II or any CCIT II Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely CCIT II and the CCIT II Subsidiaries) with respect to or involving CCIT II or any CCIT II Subsidiary, and after the Closing Date neither CCIT II nor any CCIT II Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(k)    Neither CCIT II nor any CCIT II Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither CCIT II nor any CCIT II Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(l)    Neither CCIT II nor any CCIT II Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any CCIT II Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(m)    Neither CCIT II nor any CCIT II Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(n)    Neither CCIT II nor any CCIT II Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(o)    No written power of attorney that has been granted by CCIT II or any CCIT II Subsidiary (other than to CCIT II or a CCIT II Subsidiary) currently is in force with respect to any matter relating to material Taxes.

(p)    CCIT II does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(q)    CCIT II’s dividends-paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (I) CCIT II’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends-paid deduction for such year and (II) CCIT II’s net capital gain for such year.

(r)    The CCIT II Operating Partnership is properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 4.14    Intellectual Property. Neither CCIT II nor any CCIT II Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by CCIT II or any CCIT II Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a CCIT II Material Adverse Effect, (i) no Intellectual Property used by CCIT II or any CCIT II Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) to CCIT II’s Knowledge, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of CCIT II or any CCIT II Subsidiary, and (iii) CCIT II and the CCIT II Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of CCIT II and the CCIT II Subsidiaries as it is currently conducted. Since January 1, 2018, neither CCIT II nor any CCIT II Subsidiary has received any written or, to the Knowledge of CCIT II, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

Section 4.15    Insurance. Section 4.15 of the CCIT II Disclosure Letter sets forth, for all material insurance policies and all material fidelity bonds of CCIT II and the CCIT II Subsidiaries, the general type of insurance, insurer, policy number and aggregate limit (the “CCIT II Insurance Policies”). All such insurance policies are in full force and effect and no written notice of cancellation or termination has been received by CCIT II or any CCIT II Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to CCIT II and the CCIT II Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any CCIT II Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all CCIT II Insurance Policies have been paid, and (c) CCIT II and the CCIT II Subsidiaries have otherwise complied in all material respects with the terms and conditions of all CCIT II Insurance Policies.

Section 4.16    Benefit Plans.

(a)    Other than the CCIT II Equity Incentive Plan, CCIT II and the CCIT II Subsidiaries do not and are not required to, and have not and have never been required to, maintain, sponsor or contribute to any Benefit Plans. Neither CCIT II nor any CCIT II Subsidiary has any contract, plan or commitment, whether or not legally binding, to create any Benefit Plan.

(b)    None of CCIT II, any CCIT II Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a

“pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither CCIT II nor any CCIT II Subsidiary has, or has ever had, any employees.

Section 4.17    Related Party Transactions.

(a)    Except as described in the publicly available CCIT II SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between CCIT II or any CCIT II Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among CCIT II and CCIT II Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 4.17(a) of the CCIT II Disclosure Letter sets forth each (i) agreement between CCIT II or any CCIT II Subsidiary, on the one hand, and any Affiliates (other than the Wholly Owned CCIT II Subsidiaries) of CCIT II, on the other hand, and (ii) agreement among CCIT II or any CCIT II Subsidiary, one or more Affiliates of CCIT II or CCIT II Advisor and any other Person (each, a “CCIT II Related Party Agreement”). CCIT II has made available to GCEAR complete and correct copies of all CCIT II Related Party Agreements.

(b)    Other than (A) the fees set forth in Section 4.17(b) of the CCIT II Disclosure Letter and (B) fees (including any reimbursements for expenses) earned for services performed prior to the Closing pursuant to the terms of the applicable CCIT II Related Party Agreement and that are unpaid as of the Closing, there are no fees due as a result of or in connection with the termination of any CCIT II Related Party Agreement (in its entirety or with respect to CCIT II or any CCIT II Subsidiary, as applicable), and no fees that are payable following the Closing under any CCIT II Related Party Agreement.

Section 4.18    Brokers. No broker, investment banker or other Person (other than the Persons listed in Section 4.18 of the CCIT II Disclosure Letter, pursuant to the terms of the engagement letter between CCIT II and such Person, true, correct and complete copies of which have been provided to GCEAR prior to the date hereof) is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of CCIT II or any CCIT II Subsidiary.

Section 4.19    Opinion of Financial Advisor. The CCIT II Special Committee has received separate oral opinions (which opinions have been or will be confirmed in writing) of Truist Securities, Inc. and The CenterCap Group, LLC (together, the “CCIT II Financial Advisors”) to the effect that, as of the respective dates of such opinions and based on and subject to the respective assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinions, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of the CCIT II Common Stock. CCIT II will deliver to GCEAR complete and correct copies of such opinions promptly after receipt thereof by the CCIT II Special Committee solely for informational purposes (though such delivery need not be prior to entering into this Agreement).

Section 4.20    Takeover Statutes; Appraisal Rights. Neither CCIT II nor any CCIT II Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of GCEAR as defined in Section 3-601 of the MGCL. The CCIT II Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger and no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Pursuant to the CCIT II

Charter, no dissenters’, appraisal or similar rights are available to the holders of CCIT II Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

Section 4.21    COVID-19.

(a)    Each of CCIT II and the CCIT II Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.

(b)    Neither CCIT II nor any CCIT II Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 4.22    CMFT Merger Agreement; Advisory Agreement.

(a)    The CCIT II Special Committee has determined that the terms of this Agreement constitute a “Superior Proposal” (as defined in the CMFT Merger Agreement) and, after consultation with outside legal counsel and its financial advisors, that the failure to terminate the CMFT Merger Agreement and enter into this Agreement would be inconsistent with the CCIT II directors’ duties or standard of conduct under Maryland Law, and the CCIT II Board (based upon the recommendation of the CCIT II Special Committee) has determined to terminate the CMFT Merger Agreement, pay the CMFT Termination Payment and enter into this Agreement. CCIT II and the CCIT II Board have taken all actions necessary to terminate the CMFT Merger Agreement and enter into this Agreement, in each case in compliance and accordance with Section 9.1(c)(ii) and Section 9.3(b)(ii) of the CMFT Merger Agreement, and the CMFT Merger Agreement has been validly terminated by CCIT II and is no longer in force or effect (except for the provisions therein which survive such termination in accordance with the express terms of the CMFT Merger Agreement). Prior to the “Go Shop Period End Time” (as defined in the CMFT Merger Agreement), the CCIT II Special Committee determined that the GCEAR Parties were “Go Shop Bidders” (as defined in the CMFT Merger Agreement), and the CCIT II Special Committee has not withdrawn, modified or rescinded such determination in any manner. The Termination Payment (as defined in the CMFT Merger Agreement) payable in connection with the termination of the CMFT Merger Agreement in order to enter into this Agreement is the “Go Shop Termination Payment” (as defined in the CMFT Merger Agreement). Concurrently with the entry into this Agreement, CCIT II has paid in full to CMFT the CMFT Termination Payment payable to CMFT pursuant to Section 9.3(b)(ii) of the CMFT Merger Agreement and no other payments or amounts are due to CMFT from CCIT II or any CCIT II Subsidiary under the terms of the CMFT Merger Agreement or in connection with the termination of the CMFT Merger Agreement. CCIT II has complied in all material respects with its obligations under the CMFT Merger Agreement, including Section 7.3 thereof, from August 30, 2020 through the date of this Agreement, without giving effect to any consent or waiver thereunder.

(b)    CCIT II has provided GCEAR with a true and complete copy of the CMFT Merger Agreement and the “CMFT Disclosure Letter” (as defined therein), including all schedules, annexes and exhibits thereto.

Section 4.23    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 4, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither CCIT II nor any Person on behalf of CCIT II has made any representation or warranty, expressed or implied, with respect to CCIT II, any CCIT II Subsidiary, including their respective businesses, operations, assets (including the CCIT II Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding CCIT II or any CCIT II Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the CCIT II Parties acknowledge and agree with the representation of the GCEAR Parties in Section 5.22(a), and hereby acknowledges and confirms that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of the GCEAR Parties or any other Person has made or is making, and (ii) the CCIT II Parties and their Representatives are not relying on, any representations or warranties relating to the GCEAR Parties whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to the CCIT II Parties or any of its Representatives by the GCEAR Parties or their Representatives.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE GCEAR PARTIES

Except as set forth in (a) the disclosure letter prepared by GCEAR and delivered by GCEAR to CCIT II prior to the execution and delivery of this Agreement (the “GCEAR Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the GCEAR Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face, or (b) the GCEAR SEC Documents publicly filed with or publicly furnished to the SEC on or after December 31, 2019 and prior to the date of this Agreement, excluding any information or documents incorporated by reference therein or filed as exhibits thereto and any disclosures set forth or referenced in any risk factor section, forward-looking statements section or in any other section therein to the extent they are forward-looking statements or cautionary, non-specific, predictive or forward-looking in nature (and then only to the extent that the relevance of any disclosed event, item or occurrence in such filings to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face), the GCEAR Parties hereby jointly and severally represent and warrant as of the date hereof (except to the extent that such representations and warranties expressly relate to another date, in which case as of such other date) to the CCIT II Parties that:

Section 5.1    Organization and Qualification; Subsidiaries.

(a)    GCEAR is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The GCEAR Operating Partnership is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited partnership power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of New GP Sub, LP Merger Sub and OP Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of the GCEAR Parties is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

(b)    Each GCEAR Subsidiary (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

(c)    Neither GCEAR nor any GCEAR Subsidiary directly or indirectly owns any equity interest in any Person (other than in the GCEAR Subsidiaries and investments in short-term investment securities).

(d)    GCEAR has made available to CCIT II complete and correct copies of the GCEAR Governing Documents, which are in full force and effect as of the date of this Agreement. Each of GCEAR and the GCEAR Operating Partnership is in compliance with the terms of its GCEAR Governing Documents. True and complete copies of GCEAR’s and the GCEAR Operating Partnership’s minute books, as applicable, since January 1, 2017 have been made available by GCEAR to CCIT II.

(e)    GCEAR has not exempted any “Person” from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the GCEAR Charter, which exemption or Excepted Holder Limit is currently in effect.

Section 5.2    Authority.

(a)    Each of the GCEAR Parties has the requisite corporate, limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the REIT Merger, Partnership Merger and LP Merger, as applicable. The execution and delivery of this Agreement by each of the GCEAR Parties and the consummation by the GCEAR Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate, limited partnership or limited liability company action, as applicable, and no other corporate, limited partnership or limited liability company proceedings on the part of the GCEAR Parties are necessary to authorize this Agreement or the Mergers or to consummate the other transactions contemplated by this Agreement, subject, to (i) the filing of the Partnership Certificate of Merger with, and acceptance for record of such Partnership Certificate of Merger by, the Delaware SOS, (ii) the filing of the LP Certificate of Merger with, and acceptance for record of such LP Certificate of Merger by, the Delaware SOS, and (iii) the filing of the REIT Articles of Merger with, and acceptance for record of such REIT Articles of Merger by, the SDAT.

(b)    This Agreement has been duly executed and delivered by each of the GCEAR Parties and, assuming due authorization, execution and delivery by the CCIT II Parties, constitutes a legally valid and binding obligation of each of the GCEAR Parties enforceable against the GCEAR Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)    The GCEAR Board has (i) determined that the terms of this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of GCEAR, (ii) approved and authorized this Agreement, the Mergers and the other transactions contemplated by this Agreement and (iii) duly and validly authorized the issuance of the shares of GCEAR Class E Common Stock comprising the REIT Merger Consideration, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(d)    GCEAR, as the sole member of Merger Sub, has approved this Agreement and the REIT Merger.

(e)    GCEAR, in its capacity as the sole general partner of the GCEAR Operating Partnership, has approved this Agreement and the transactions contemplated by this Agreement.

(f)    GCEAR, in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of LP Merger Sub, has approved this Agreement and the LP Merger.

(g)    GCEAR, in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of New GP Sub, has approved this Agreement and the transactions contemplated by this Agreement.

(h)    GCEAR, in its capacity as the sole general partner of the GCEAR Operating Partnership, in its capacity as the sole member of each of New GP Sub and LP Merger Sub, in their capacities as the members of OP Merger Sub, has approved this Agreement and the Partnership Merger.

Section 5.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each of the GCEAR Parties does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the GCEAR Governing Documents or (B) any equivalent organizational or governing documents of any other GCEAR Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Environmental Permit applicable to GCEAR or any GCEAR Subsidiary or by which any property or asset of GCEAR or any GCEAR Subsidiary is bound, or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or a default under, or give rise to any Lien, acceleration of remedies, right of termination, purchase, first offer or forced sale under, any Contract of GCEAR or any GCEAR Subsidiary or related to any of their respective properties, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

(b)    No filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by GCEAR or any GCEAR Subsidiary with, nor are any required to be made or obtained by GCEAR or any GCEAR Subsidiary with or from any Governmental Authority, in connection with the execution, delivery and performance of this Agreement by GCEAR and the GCEAR Subsidiaries and the consummation of the Mergers or the other transactions contemplated hereby, or in connection with the continuing operation of the business of GCEAR and the GCEAR Subsidiaries following the REIT Merger Effective Time, except (i) the filing of the Form S-4 and the declaration of effectiveness of the Form S-4 and such other reports under or compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the Partnership Certificate of Merger with, and acceptance for record of such Partnership Certificate of Merger by, the Delaware SOS, (iii) the filing of the LP Certificate of Merger with, and acceptance for record of such LP Certificate of Merger by, the Delaware SOS, and (iv) the filing of the REIT Articles of Merger with, and the acceptance for record of the REIT Articles of Merger by, the SDAT pursuant to the MGCL, the DRUPLA, the MLLCA and the DLLCA, as applicable, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, notifications or reports which, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect. As of the date hereof, to the Knowledge of GCEAR, there is no reason why the necessary approvals referenced in clause (vi) of the preceding sentence will not be received in order to permit consummation of the Mergers on a timely basis.

Section 5.4    Capital Structure.

(a)    The authorized capital stock of GCEAR consists of 1,000,000,000 shares of capital stock, of which 800,000,000 shares are designated as designated as common stock with a par value of $0.001 per share (“GCEAR Common Stock”), of which 110,000,000 shares are designated as Class T common stock with a par value of $0.001 per share (“GCEAR Class T Common Stock”), 110,000,000 shares are designated as Class S common stock with a par value of $0.001 per share (“GCEAR Class S Common Stock”), 110,000,000 shares are designated as Class D common stock with a par value of $0.001 per share (“GCEAR Class D Common Stock”), 110,000,000 shares are designated as Class I common stock with a par value of $0.001 per share (“GCEAR Class I Common Stock”), 40,000,000 shares are designated as Class A common stock with a par value of $0.001 per share (“GCEAR Class A Common Stock”), 75,000,000 shares are designated as Class AA common stock with a par value of $0.001 per share (“GCEAR Class AA Common Stock”), 5,000,000 shares are designated as Class AAA common stock with a par value of $0.001 per share (“GCEAR Class AAA Common Stock”), 240,000,000 shares are designated as Class E common stock with a par value of $0.001 per share (“GCEAR Class E Common Stock”) and 200,000,000 shares are designated as preferred stock with a par value of $0.001 per share (“GCEAR Preferred Stock”), of which 10,000,000 are designated as Series A Cumulative Perpetual Convertible Preferred Stock (“GCEAR Class A Preferred Stock”). At the close of business on October 26, 2020, (i) 556,515 shares of GCEAR Class T Common Stock, 1,801 shares of GCEAR Class S Common Stock, 40,891 shares of GCEAR Class D Common Stock, 1,896,427 shares of GCEAR Class I Common Stock, 24,262,122 shares of GCEAR Class A Common Stock, 47,253,256 shares of GCEAR Class AA Common Stock, 918,799 shares of GCEAR Class AAA Common Stock and 155,119,404 shares of GCEAR Class E Common Stock were issued and outstanding, (ii) 5,000,000 shares of GCEAR Class A Preferred Stock were issued and outstanding, (iii) 7,000,000 shares of GCEAR Common Stock were reserved for issuance under the GCEAR Equity Incentive Plans and (iv) 5,258,571 shares of GCEAR Common Stock remained available for grant under the GCEAR Equity Incentive Plans. All of the outstanding shares of capital stock of GCEAR are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of GCEAR Class E Common Stock to be issued as REIT Merger Consideration, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4, there is no other outstanding capital stock of GCEAR. Other than the GCEAR Equity Incentive Plans, no GCEAR Benefit Plan authorizes the issuance of any compensatory equity or equity-based award with respect to GCEAR capital stock or other equity interest of GCEAR, the GCEAR Operating Partnership or any GCEAR Subsidiary. All shares to be issued by GCEAR as REIT Merger Consideration, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

(b)    All of the outstanding shares of capital stock of each of the GCEAR Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the GCEAR Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued and holders thereof have no obligation to make any further payments solely by reason of their ownership thereof. All shares of capital stock of (or other ownership interests in) each of the GCEAR Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and, to the extent applicable, nonassessable. GCEAR owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Wholly Owned GCEAR Subsidiaries, free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. At the close of business on August 31, 2020, 267,101,732 units of interest in the GCEAR Operating Partnership (“GCEAR Operating Partnership Units”) were issued and outstanding, of which 230,184,406 GCEAR Operating Partnership Units were held by GCEAR. GCEAR owns, directly or indirectly, all of the GCEAR Operating Partnership Units held by GCEAR free and clear of all Liens, other than Permitted Liens, and free of preemptive rights. All of the GCEAR Operating Partnership Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

(c)    There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of GCEAR or any GCEAR Subsidiary issued and outstanding (“GCEAR Voting Debt”). There are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which GCEAR is a party or by which any of them is bound obligating GCEAR to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of GCEAR or securities convertible into or exchangeable for such shares or other equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or GCEAR Voting Debt or other equity interests.

(d)    GCEAR is not a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of GCEAR. GCEAR has not granted any registration rights on any of its capital stock. No GCEAR Common Stock is owned by any GCEAR Subsidiary.

(e)    GCEAR does not have a “poison pill” or similar stockholder rights plan.

(f)    All dividends or other distributions on the shares of GCEAR Common Stock or units of interest of the GCEAR Operating Partnership and any material dividends or other distributions on any securities of any GCEAR Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends or other distributions have been publicly announced and are not yet due and payable).

Section 5.5    SEC Documents; Financial Statements; Internal Controls; Off-Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

(a)    GCEAR has timely filed with, or furnished (on a publicly available basis) to the SEC, all forms, documents, certifications, statements, schedules and reports required to be filed or furnished by GCEAR under the Exchange Act or the Securities Act (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2018 (the forms, documents, certifications, statements, schedules, reports (including the financial statements referenced in Section 5.5(d)) filed with the SEC since January 1, 2018, including those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the “GCEAR SEC Documents”).

(b)    As of their respective filing dates, the GCEAR SEC Documents (i) complied, or with respect to GCEAR SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the Sarbanes-Oxley Act, and (ii) did not, or with respect to GCEAR SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the GCEAR SEC Documents is, to the Knowledge of GCEAR, the subject of ongoing SEC review or threatened review, and GCEAR does not have any outstanding and unresolved comments from the SEC with respect to any GCEAR SEC Documents. None of the GCEAR SEC Documents is the subject of any confidential treatment request by GCEAR.

(c)    GCEAR has made available to CCIT II complete and correct copies of all written correspondence between the SEC, on the one hand, and GCEAR, on the other hand, since December 31, 2018. No GCEAR Subsidiary is separately subject to the periodic reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(d)    At all applicable times, GCEAR has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(e)    The consolidated audited and unaudited financial statements of GCEAR and the GCEAR Subsidiaries included, or incorporated by reference, in the GCEAR SEC Documents, including the related notes and schedules, (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of GCEAR and the GCEAR Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act, which such adjustments are not, individually or in the aggregate, material to GCEAR) and (iv) fairly present, or will fairly present, as the case may be, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material, individually or in the aggregate), the consolidated financial position of GCEAR and the GCEAR Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows of GCEAR and the GCEAR Subsidiaries for the periods presented therein.

(f)    (A) GCEAR maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that material information required to be disclosed by GCEAR in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to GCEAR’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of GCEAR required under the Exchange Act with respect to such reports, and (B) such disclosure controls and procedures are effective in timely alerting GCEAR’s principal executive officer and principal financial officer to material information required to be included in GCEAR’s periodic reports required under the Exchange Act. GCEAR and GCEAR Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management’s general or specific authorizations, (iii) that transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) that access to assets is permitted only in accordance with management’s general or specific authorizations, (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (vi) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. GCEAR has disclosed to GCEAR’s auditors and audit committee (and made summaries of such disclosures available to CCIT II), based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect GCEAR’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting.

(g)    GCEAR is not, and none of the GCEAR Subsidiaries is, a party to, and neither GCEAR nor any GCEAR Subsidiary has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement, including any Contract relating to any transaction or relationship between or among GCEAR and any GCEAR Subsidiary, on the one hand, and any unconsolidated Affiliate of GCEAR or any GCEAR Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, GCEAR, any GCEAR Subsidiary or GCEAR’s or such GCEAR Subsidiary’s audited financial statements or other GCEAR SEC Documents.

(h)    Neither GCEAR nor any GCEAR Subsidiary is required to be registered as an investment company under the Investment Company Act.

(i)    GCEAR and GCEAR Subsidiaries (including in each case any of their officers and directors) have complied and are in compliance with applicable Anti-Corruption Laws. Neither GCEAR nor any GCEAR Subsidiary nor, to the Knowledge of GCEAR, any director, officer or Representative of GCEAR or any GCEAR Subsidiary has (i) used any corporate funds for any unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity, (ii) made, taken or will take any action in furtherance of any direct or indirect unlawful payment, promise to pay or authorization or approval of the payment or giving of money, property or gifts of anything of value, directly or indirectly to any foreign or domestic government official or employee, (iii) made, offered or taken an act in furtherance of any direct or indirect unlawful bribe, rebate, payoff, kickback or other unlawful payment to any foreign or domestic government official or employee, (iv) made any payment to any customer, supplier or tenant, or to any officer, director, partner, employee or agent of any such customer, supplier or tenant, for the unlawful sharing of fees to any such customer, supplier or tenant or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (v) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer, supplier or tenant or any such officer, director, partner, employee or agent of such customer, officer or tenant, or (vi) taken any action or made any omission in violation of any applicable Law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts, in each case, in violation of any applicable Anti-Corruption Law. Neither GCEAR nor any GCEAR Subsidiary has received any written communication that alleges that GCEAR or any GCEAR Subsidiary, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law.

Section 5.6    Absence of Certain Changes or Events. Since December 31, 2019, (a) GCEAR and each GCEAR Subsidiary have conducted their respective business in all material respects in the ordinary course of business consistent with past practice, (b) neither GCEAR nor any GCEAR Subsidiary has taken any action that would have been prohibited by Section 6.2(b) (Conduct of Business by GCEAR) if taken from and after the date of this Agreement and (c) there has not been any GCEAR Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a GCEAR Material Adverse Effect.

Section 5.7    No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against on the balance sheet of GCEAR dated as of December 31, 2019 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement and (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019, neither GCEAR nor any GCEAR Subsidiary has any liability or obligation (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b) or (c) above, has had, or would reasonably be expected to have, a GCEAR Material Adverse Effect.

Section 5.8    Permits; Compliance with Law.

(a)    Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.11, which are addressed solely in that Section, GCEAR and each GCEAR Subsidiary is in possession of all Permits necessary for GCEAR and each GCEAR Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof (the “GCEAR Permits”), and all such GCEAR Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the GCEAR Permits, individually, or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect. GCEAR has paid all fees and assessments due and payable, in each case, in connection with all such Permits except where failure to pay would not have a GCEAR Material Adverse Effect. No event has occurred with respect to any of the GCEAR Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such GCEAR Permits. Neither GCEAR nor any of the GCEAR Subsidiaries has received any notice indicating, nor to the Knowledge of GCEAR, is there any pending applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of GCEAR or the GCEAR Subsidiaries or the GCEAR Properties that impairs the validity of any GCEAR Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any GCEAR Permit, except where the impairment or revocation of any such GCEAR Permits, individually, or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

(b)    Since January 1, 2018, neither GCEAR nor any GCEAR Subsidiary has been in conflict with, or in default or violation of, any Law applicable to GCEAR or any GCEAR Subsidiary or by which any property or asset of GCEAR or any GCEAR Subsidiary is bound, (except for compliance with Laws addressed in Section 5.11 and Section 5.13, respectively, which are solely addressed in those Sections), except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

Section 5.9    Litigation. There is no material Action to which GCEAR or any GCEAR Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of GCEAR, threatened before any Governmental Authority and, to the Knowledge of GCEAR, there is no basis for any such Action. Neither GCEAR nor any GCEAR Subsidiary has been permanently or temporarily enjoined by any Order from engaging in or continuing to conduct the business of GCEAR or the GCEAR Subsidiaries. No Order has been issued in any proceeding to which GCEAR or any of the GCEAR Subsidiaries is or was a party, or, to the Knowledge of GCEAR, in any other proceeding, that enjoins or requires GCEAR or any of the GCEAR Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

Section 5.10    Properties.

(a)    Except as would not reasonably be expected to be material to GCEAR or the GCEAR Subsidiaries, taken as a whole, GCEAR or a GCEAR Subsidiary has good, marketable and insurable indefeasible fee simple title or valid leasehold interest to each of the owned GCEAR Properties, free and clear of Liens, except for Permitted Liens. Except as would not reasonably be expected to have a GCEAR Material Adverse Effect, (i) neither GCEAR nor any GCEAR Subsidiary has received written notice of any uncured violation of any Law affecting any portion of any of the GCEAR Properties issued by any Governmental Authority and (ii) neither GCEAR nor any GCEAR Subsidiary has received written notice to the effect that there is any (A) condemnation or rezoning proceeding that is pending or, to the Knowledge of GCEAR, threatened with respect to any of the GCEAR Properties or (B) zoning, building or similar Law that is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the GCEAR Properties or by the continued maintenance, operation or use of the parking areas associated with the GCEAR Properties.

(b)    GCEAR has not received written notice of, nor does GCEAR have any Knowledge of, any latent defects or adverse physical conditions affecting any of the GCEAR Properties or the improvements thereon, except as has not had and would not reasonably be expected to have a GCEAR Material Adverse Effect.

(c)    A policy of title insurance has been issued for each GCEAR Property insuring, as of the effective date of such insurance policy, (i)(A) fee simple title interest held by GCEAR or the applicable GCEAR Subsidiary with respect to GCEAR Properties that are not subject to ground leases and (B) valid leasehold estate held by GCEAR or the applicable GCEAR Subsidiary that are subject to ground leases and (ii) to the Knowledge of GCEAR, such insurance policies are in full force and effect.

Section 5.11    Environmental Matters. Except as, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect: (i) no written notification, demand, request for information, citation, summons, notice of violation or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding is pending or, to the Knowledge of GCEAR, is threatened, in each case relating to GCEAR or any of the GCEAR Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) GCEAR and the GCEAR Subsidiaries are, and for the past year, have been, in compliance with all Environmental Laws and all applicable Environmental Permits; (iii) GCEAR and each of the GCEAR Subsidiaries is in possession of all Environmental Permits necessary for GCEAR and each GCEAR Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted as of the date hereof, and all such Environmental Permits are valid and in, full force and effect; (iv) any and all Hazardous Substances disposed of by GCEAR and each GCEAR Subsidiary since January 1, 2015 were disposed in accordance with all applicable Environmental Laws and Environmental Permits; (v) GCEAR and the GCEAR Subsidiaries are not subject to any Order, determination or award by any Governmental Authority pursuant to any Environmental Laws, any Environmental Permit or with respect to any Hazardous Substance; and (vi) there are no liabilities or obligations of GCEAR or any of the GCEAR Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance, and there is no condition, situation or set of circumstances that would reasonably be expected to result in any such liability or obligation.

Section 5.12    Material Contracts.

(a)    Each Contract required to be filed (or incorporated by reference) as an exhibit to any GCEAR SEC Document filed on or after January 1, 2020 pursuant to Item 601(b)(1), (2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act has been so filed (or incorporated by reference) (such Contracts, together with those Contracts described in Section 5.12(b), “GCEAR Material Contracts”).

(b)    Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the GCEAR Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto, to which GCEAR or any GCEAR Subsidiary is a party or by which it is bound or to which any GCEAR Property or other material asset is subject, that:

(i)    obligates GCEAR or any GCEAR Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of two million five hundred thousand dollars ($2,500,000) and is not cancelable within ninety (90) days without material penalty to GCEAR or any GCEAR Subsidiary;

(ii)    constitutes (A) an Indebtedness obligation of GCEAR or any GCEAR Subsidiary with a principal amount as of the date hereof greater than one hundred million dollars ($100,000,000) or (B) a Contract (including any so called take-or-pay or keepwell agreements) under which (1) any Person (including GCEAR or any GCEAR Subsidiary) has directly or indirectly guaranteed Indebtedness, liabilities or obligations of GCEAR or any GCEAR Subsidiary or (2) GCEAR or any GCEAR Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (other than GCEAR or any GCEAR Subsidiary);

(iii)    provides for the pending purchase or sale, option to purchase or sell or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) (other than any right of first refusal or right of first offer) of (A) any real property (including any GCEAR Property or any portion thereof) or (B) any other asset of GCEAR or any GCEAR Subsidiary or equity interests of any Person, in the case of (A) and (B) with a purchase or sale price greater than two million five hundred thousand dollars ($2,500,000);

(iv)    constitutes a loan to any Person (other than a Wholly Owned GCEAR Subsidiary or the GCEAR Operating Partnership) by GCEAR or any GCEAR Subsidiary, other than any loans made in the ordinary course of business;

(v)    sets forth the operational or economic terms of a joint venture, partnership, limited liability company or strategic alliance of GCEAR or any GCEAR Subsidiary with a third party;

(vi)    contains restrictions on the ability of GCEAR or any GCEAR Subsidiary to pay dividends or other distributions, other than the GCEAR Governing Documents or any equivalent organizational or governing documents of any other GCEAR Subsidiary;

(vii)    has continuing “earn-out” or other similar contingent purchase price payment obligations, in each case that could result in payments, individually or in the aggregate, in excess of two million five hundred thousand dollars ($2,500,000);

(viii)    provides a right of first refusal or right of first offer of any real property (including any GCEAR Property or any portion thereof) having annualized straight-line rents as of June 30, 2020 representing greater than 1.0% of GCEAR’s rental revenues for the year ended December 31, 2019; or

(ix)    is both (A) not made in the ordinary course of business consistent with past practice and (B) material to GCEAR and the GCEAR Subsidiaries, taken as a whole.

(c)    Each GCEAR Material Contract is legal, valid, binding on and enforceable against GCEAR or the GCEAR Subsidiary that is a party thereto and, to the Knowledge of GCEAR, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as would not, individually or in the aggregate, reasonably be expected to be material to GCEAR and the GCEAR Subsidiaries, taken as a whole, GCEAR and each GCEAR Subsidiary has performed all obligations required to be performed by it under each GCEAR Material Contract and, to the Knowledge of GCEAR, each other party thereto has performed all obligations required to be performed by it under such GCEAR Material Contract. None of GCEAR, any GCEAR Subsidiary or, to the Knowledge of GCEAR, any other party thereto, is in breach or violation of, or default under, any GCEAR Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any GCEAR Material Contract, except where in each case such breach, violation or default, individually or in the aggregate, would not reasonably be expected to be material to GCEAR and the GCEAR Subsidiaries, taken as a whole. Neither GCEAR nor any GCEAR Subsidiary has received written notice of any violation or default under, or currently owes any termination, cancellation or other similar fees or any liquidated damages with respect to, any GCEAR Material Contract, except for violations, defaults, fees or damages that, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect.

(d)    Since December 31, 2019, (i) neither GCEAR nor any GCEAR Subsidiary has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any GCEAR Material Contract, (ii) no party has exercised, or threatened to exercise, any force majeure or similar provision under any GCEAR Material Contract and (iii) no party has sought to, or threatened to, withhold or otherwise delay amounts payable to GCEAR or any GCEAR Subsidiary under any GCEAR Material Contract as a result of COVID-19 or the COVID-19 Measures (whether or not GCEAR or such GCEAR Subsidiary granted any forgiveness or deferral).

(e)    Neither GCEAR nor any GCEAR Subsidiary owes any termination, cancellation or other similar fees or any liquidated damages to any third party manager or operator.

Section 5.13    Taxes.

(a)    GCEAR and each GCEAR Subsidiary has timely filed with the appropriate Governmental Authority all U.S. federal and state income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns are complete and correct in all material respects. GCEAR and each GCEAR Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and complete copies of all United States federal income Tax Returns that have been filed with the IRS by GCEAR and each GCEAR Subsidiary with respect to the taxable years ending on or after December 31, 2015 have been made available to CCIT II. No written claim has been proposed by any Governmental Authority in any jurisdiction where GCEAR or any GCEAR Subsidiary do not file Tax Returns that GCEAR or any GCEAR Subsidiary is or may be subject to Tax by such jurisdiction.

(b)    Beginning with GCEAR’s taxable year ending on December 31, 2015, (i) GCEAR has been organized and operated in conformity with the requirements to qualify as a REIT under the Code, (ii) the current and proposed method of operation for GCEAR is expected to enable GCEAR to continue to meet the requirements for qualification as a REIT, and (iii) GCEAR has not taken any action that would, or omitted to take any action the omission of which would reasonably be expected to result in GCEAR’s failure to qualify as a REIT, and no challenge to GCEAR’s status as a REIT is pending or threatened in writing.

(c)    (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or threatened in writing with regard to any material Taxes or material Tax Returns of GCEAR or any GCEAR Subsidiary; (ii) no deficiency for any material Taxes of GCEAR or any GCEAR Subsidiary has been claimed, proposed or assessed, in each case, in writing by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith; (iii) neither GCEAR nor any GCEAR Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither GCEAR nor any GCEAR Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return, other than automatic extensions; and (v) neither GCEAR nor any GCEAR Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)    Each GCEAR Subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been, since it became a GCEAR Subsidiary, treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for United States federal income tax purposes, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code. No GCEAR Subsidiary is a corporation for United States federal income tax purposes or a corporation for United States income tax purposes that qualifies as a Qualified REIT Subsidiary.

(e)    Neither GCEAR nor any GCEAR Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor has it disposed of any such asset during its current taxable year.

(f)    GCEAR and the GCEAR Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)    There are no GCEAR Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of GCEAR threatened to raise, a material claim against GCEAR or any GCEAR Subsidiary for any breach of any GCEAR Tax Protection Agreements. As used herein, “GCEAR Tax Protection Agreements” means any written agreement to which GCEAR or any GCEAR Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a GCEAR Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company interests in a GCEAR Subsidiary Partnership, GCEAR or any GCEAR Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “GCEAR Subsidiary Partnership” means a GCEAR Subsidiary that is a partnership for United States federal income tax purposes.

(h)    There are no Tax Liens upon any property or assets of GCEAR or any GCEAR Subsidiary except Liens for Taxes not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)    There are no Tax allocation or sharing agreements or similar arrangements (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes or any such agreement between or among solely GCEAR and the GCEAR Subsidiaries) with respect to or involving GCEAR or any GCEAR Subsidiary, and after the Closing Date neither GCEAR nor any GCEAR Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(j)    Neither GCEAR nor any GCEAR Subsidiary has requested or received any private letter ruling or other similar written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither GCEAR nor any GCEAR Subsidiary is subject to any such private letter ruling or other similar written ruling of a Governmental Authority.

(k)    Neither GCEAR nor any GCEAR Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than any GCEAR Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than customary Tax indemnification provisions in commercial Contracts not primarily relating to Taxes), or otherwise.

(l)    Neither GCEAR nor any GCEAR Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)    Neither GCEAR nor any GCEAR Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(n)    Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(o)    Each of OP Merger Sub and LP Merger Sub is and always has been a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(p)    GCEAR does not own a direct or indirect interest in an entity that is treated as a REIT for U.S. federal and applicable state and local income tax purposes.

(q)    GCEAR’s dividends-paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (i) GCEAR’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends-paid deduction for such year and (ii) GCEAR’s net capital gain for such year.

(r)    The GCEAR Operating Partnership is properly classified as a partnership for U.S. federal and applicable state and local income tax purposes.

Section 5.14    Insurance. All material insurance policies of GCEAR and the GCEAR Subsidiaries (the “GCEAR Insurance Policies”) are in full force and effect and no written notice of cancellation or termination has been received by GCEAR or any GCEAR Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Except as, individually, or in the aggregate, would not reasonably be expected to be material to GCEAR and the GCEAR Subsidiaries, taken as a whole, (a) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a breach or default under any GCEAR Insurance Policy, or permit termination or modification thereof, (b) all premiums currently due and payable under all GCEAR Insurance Policies have been paid, and (c) GCEAR and the GCEAR Subsidiaries have otherwise complied in all material respects with the terms and conditions of all GCEAR Insurance Policies.

Section 5.15    Benefit Plans; Labor Matters.

(a)    Except as, individually or in the aggregate, would not reasonably be expected to have a GCEAR Material Adverse Effect, (i) each Benefit Plan of GCEAR, the GCEAR Operating Partnership or any GCEAR Subsidiary (“GCEAR Benefits Plans”) has been maintained, operated and administered in compliance with its terms and the applicable requirements of ERISA, the Code and any other applicable Laws, and (ii) all contributions and other payments required to be made under or with respect to any GCEAR Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any GCEAR Benefit Plan have been timely made or accrued (as applicable) in accordance with applicable Law and the terms of such GCEAR Benefit Plan. With respect to the GCEAR Benefit Plans, no event has occurred and, to the Knowledge of GCEAR, there exists no condition or set of circumstances in connection with which GCEAR could be subject to any material liability (other than routine claims for benefits) under the terms thereof, or with respect thereto, or under any applicable Law.

(b)    None of GCEAR, any GCEAR Subsidiaries or any of their respective ERISA Affiliates has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iv) a “multiple employer plan” (as defined in Section 413(c) of the Code).

(c)    Neither GCEAR nor any of the GCEAR Subsidiaries is or has ever been bound by any collective bargaining or similar agreement with respect to its employees residing in the United States. There is no labor strike, work stoppage, picketing, lockout, walkout or other organized work interruption pending or, to the Knowledge of GCEAR, threatened against GCEAR or any of the GCEAR Subsidiaries, and neither GCEAR nor any of the GCEAR Subsidiaries has experienced any such organized work interruption during the past three years. There are no unfair labor practice charges pending before the National Labor Relations Board or any other Governmental Authority, nor any grievances, complaints, claims or judicial or administrative proceedings, in each case, which are pending or, to the Knowledge of GCEAR, threatened by or on behalf of any employees of GCEAR or any of the GCEAR Subsidiaries.

(d)    Except as, individually or in the aggregate would not reasonably be expected to have a GCEAR Material Adverse Effect, GCEAR and each of the GCEAR Subsidiaries are in compliance with all applicable

Laws, statutes, rules and regulations respecting employment and fair employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters.

(e)    Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with any other event, whether or not contingent) will result in (i) any increase in the compensation or benefits of any employee or director of GCEAR, the GCEAR Operating Partnership or any GCEAR Subsidiary, (ii) any acceleration of the vesting or payment of any compensation or benefits of any employee or director of GCEAR, the GCEAR Operating Partnership or any GCEAR Subsidiary, (iii) any obligation to fund or set aside assets for any GCEAR Benefit Plan, or (iv) any limitation on the ability of GCEAR, the GCEAR Operating Partnership or any GCEAR Subsidiary to modify or terminate any GCEAR Benefit Plan.

(f)    No material Action is pending or, to the Knowledge of GCEAR, threatened against, by or on behalf of any GCEAR Benefit Plan or the assets, sponsors, fiduciaries or administrators thereof (other than claims for benefits in the ordinary course).

(g)    The obligations of all GCEAR Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers.

(h)    None of GCEAR or any GCEAR Subsidiary has any outstanding material liabilities under the Worker Adjustment and Retraining Notification Act of 1988, as amended, as a result of any action taken by GCEAR or a GCEAR Subsidiary.

Section 5.16    Related Party Transactions. Except as described in the publicly available GCEAR SEC Documents filed with or furnished to the SEC on or after January 1, 2018 and prior to the date hereof, no agreements, arrangements or understandings between GCEAR or any GCEAR Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among GCEAR and GCEAR Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.17    Brokers. Other than Goldman Sachs & Co. LLC and BofA Securities, Inc., no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of GCEAR or any GCEAR Subsidiary.

Section 5.18    Takeover Statutes; Appraisal Rights. Neither GCEAR nor any GCEAR Subsidiary is, nor at any time during the last two (2) years was, an “interested stockholder” of CCIT II as defined in Section 3-601 of the MGCL. The GCEAR Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger and no other Takeover Statutes are applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement. Pursuant to the GCEAR Charter, no dissenters’, appraisal or similar rights are available to the holders of GCEAR Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

Section 5.19    Ownership of Merger Sub, LP Merger Sub and OP Merger Sub; No Prior Activities.

(a)    Each of Merger Sub, LP Merger Sub and OP Merger Sub were formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are owned, directly or indirectly, by GCEAR and all of the limited liability company membership interests of LP Merger Sub and OP Merger Sub are owned, directly or indirectly, the GCEAR Operating Partnership.

(b)    Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub, LP Merger Sub and OP Merger Sub have not, and will not have prior to the REIT Merger Effective Time, the LP Merger Effective Time and the Partnership Merger Effective Time, respectively, incurred, directly or indirectly through any subsidiary, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.20    COVID-19.

(a)    Each of GCEAR and the GCEAR Subsidiaries has complied with all applicable mandatory public health mandates announced by Governmental Authorities to address COVID-19, including the COVID-19 Measures, in all material respects.

(b)    Neither GCEAR nor any GCEAR Subsidiary has incurred any Indebtedness or received any funding (regardless of whether constituting Indebtedness), or applied for any such Indebtedness or funding, pursuant to the Coronavirus Aid, Relief, and Economic Security Act or any other economic relief or stimulus legislation or program, in each case related to COVID-19.

Section 5.21    Financial Ability. Taking into account the additional capacity on GCEAR’s credit facility that will be available to GCEAR upon the addition of the CCIT II Properties to GCEAR’s borrowing base, at the Closing, GCEAR will have sufficient cash resources in an aggregate amount sufficient to pay any and all fees, costs and expenses incurred by the GCEAR Parties in connection with the transactions contemplated by this Agreement to be paid by the GCEAR Parties, including amounts outstanding under CCIT II’s existing credit facility. The GCEAR Parties expressly acknowledge and agree that their respective obligations under this Agreement are not conditioned in any manner whatsoever upon any GCEAR Party or its Affiliates obtaining any financing.

Section 5.22    No Other Representations and Warranties; Non-Reliance.

(a)    Except for the representations and warranties expressly set forth in this Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, neither GCEAR, nor any Person on behalf of GCEAR, has made any representation or warranty, expressed or implied, with respect to GCEAR or any GCEAR Subsidiary, including their respective businesses, operations, assets (including the GCEAR Properties), liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), or the accuracy or completeness of any information regarding GCEAR or any GCEAR Subsidiary.

(b)    Notwithstanding anything contained in this Agreement to the contrary, the GCEAR Parties acknowledge and agree with the representation of the CCIT II Parties in Section 4.23(a), and hereby acknowledge and confirm that, other than the representations and warranties expressly set forth in Article 5, or any document, agreement, certificate or other instrument contemplated by this Agreement, (i) none of the GCEAR Parties nor any other Person has made or is making, and (ii) the GCEAR Parties and their Representatives are not relying on, any representations or warranties relating to the CCIT II Parties whatsoever, express or implied, by operation of law or otherwise, including any implied representation or warranty as to the accuracy or completeness of any information furnished or made available to the GCEAR Parties or any of their Representatives by the CCIT II Parties or their Representatives.

ARTICLE 6

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1    Conduct of Business by CCIT II.

(a)    CCIT II covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by GCEAR (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(a) of the CCIT II Disclosure Letter, CCIT II shall, and shall cause each CCIT II Subsidiary to, (i) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (ii) use all reasonable efforts to (A) preserve intact its current business organization, goodwill, ongoing businesses and significant relationships with third parties, (B) maintain the status of CCIT II as a REIT and (C) maintain its material assets and properties in their current condition (normal wear and tear and damage excepted).

(b)    Without limiting the foregoing, CCIT II further covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by GCEAR (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement, or (4) as set forth in Section 6.1(b) of the CCIT II Disclosure Letter, the CCIT II Parties shall not, and shall not cause or permit any CCIT II Subsidiary to, do any of the following:

(i)    amend or propose to amend the CCIT II Governing Documents or such equivalent organizational or governing documents of any CCIT II Subsidiary, or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the CCIT II Charter) under the CCIT II Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of CCIT II or any CCIT II Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CCIT II or any CCIT II Subsidiary or other equity securities or ownership interests in CCIT II or any CCIT II Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by CCIT II of dividends in an amount less than or equal to an annual rate of five percent (5.0%) of CCIT II’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to CCIT II by any directly or indirectly Wholly Owned CCIT II Subsidiary, and (C) distributions by any CCIT II Subsidiary that is not wholly owned, directly or indirectly, by CCIT II, in accordance with the requirements of the organizational documents of such CCIT II Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), CCIT II and any CCIT II Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for CCIT II to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than the withholding of shares to satisfy withholding Tax obligations in respect of CCIT II Restricted Share Awards outstanding as of the date of this Agreement in accordance with their terms and the CCIT II Equity Incentive Plan in effect on the date of this Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of CCIT II or a CCIT II Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    except for transactions among CCIT II and one or more Wholly Owned CCIT II Subsidiaries or among one or more Wholly Owned CCIT II Subsidiaries, issue, sell, pledge, dispose, encumber or grant any shares of CCIT II or any of the CCIT II Subsidiaries’ capital stock or equity interests, or authorize the issuance, sale, pledge, disposition, grant, transfer or any Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of CCIT II or any of the CCIT II Subsidiaries’ capital stock or equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any capital stock of CCIT II or any of the capital stock or other equity interests of any CCIT II Subsidiary;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), or sell, pledge, lease, assign, transfer, dispose of or effect a deed in lieu of foreclosure with respect to, or permit or suffer to exist the creation of any Lien upon, any material property or assets, except (A) acquisitions by CCIT II or any Wholly Owned CCIT II Subsidiary of or from an existing Wholly Owned CCIT II Subsidiary, (B) acquisitions or dispositions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of CCIT II per such acquisition or disposition, (C) any disposition of a real property asset for consideration greater than or equal to ninety percent (90%) of the net asset value assigned to such real property asset by the then most recent third party appraisal with respect to such property and (D) leases and Liens in the ordinary course of business;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than a Wholly Owned CCIT II Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of CCIT II or any of the CCIT II Subsidiaries, except (A) Indebtedness incurred under CCIT II’s existing credit facility in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed one hundred million dollars ($100,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on CCIT II compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy five percent (75%);

(viii)    make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, other than in the ordinary course of business and other than loans, advances or capital contributions to, or investments in, any Wholly Owned CCIT II Subsidiary;

(ix)    other than in the ordinary course of business, enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any material rights or claims under, any CCIT II Material Contract (or any Contract that, if existing as of the date hereof, would be a CCIT II Material Contract) in any material respect, other than (A) any termination or renewal in accordance with the terms of any existing CCIT II Material Contract that occurs automatically without any action (other than notice of renewal) by CCIT II or any CCIT II Subsidiary or (B) as may be reasonably necessary to comply with the terms of this Agreement;

(x)    authorize, make or commit to make any material capital expenditures other than in the ordinary course of business or to address obligations under existing Contracts, or in conjunction with emergency repairs;

(xi)    make any payment, direct or indirect, of any liability of CCIT II or any CCIT II Subsidiary before the same comes due in accordance with its terms, other than (A) in the ordinary course of business or (B) in connection with dispositions or refinancings of any Indebtedness otherwise permitted hereunder;

(xii)    waive, release, assign, settle or compromise any material Action, other than waivers, releases, assignments, settlements or compromises that (A) (I) involve only the payment of monetary damages in an amount (less any portion of such payment payable under an existing property-level insurance policy or reserved for such matter by the CCIT II on the most recent balance sheet included in the CCIT II SEC

Documents as of the date of this Agreement) no greater than five hundred thousand dollars ($500,000) individually or two million dollars ($2,000,000) in the aggregate, (II) do not involve the imposition of injunctive relief against CCIT II or any CCIT II Subsidiary, the REIT Surviving Entity, the Partnership Surviving Entity or the LP Surviving Entity and (III) do not provide for any admission of material liability by CCIT II or any of the CCIT II Subsidiaries, or (B) are made with respect to any Action involving any present, former or purported holder or group of holders of CCIT II Common Stock or that otherwise relate to this Agreement, the CCIT II Advisory Agreement or the CMFT Merger Agreement, but only in accordance with Section 7.6(c);

(xiii)    (A) hire any employee or engage any independent contractor (who is a natural person), (B) grant any new awards under the CCIT II Equity Incentive Plan or amend or modify the terms of any CCIT II Restricted Share Awards outstanding as of the date of this Agreement or (C) become a party to, enter into or otherwise adopt any employment, bonus, severance or retirement Contract or Benefit Plan or other compensation or employee benefits arrangement, except as may be required to comply with applicable Law;

(xiv)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(xv)    enter into any new line of business;

(xvi)    form any new, or consent to any amendment or modification of the terms of existing, funds, joint ventures or non-traded real estate investment trusts or other pooled investment vehicles;

(xvii)    fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

(xviii)    enter into or modify in a manner adverse to CCIT II any CCIT II Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve CCIT II’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any CCIT II Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary (except as set forth in Section 7.10(f)) or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xix)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause CCIT II to fail to qualify as a REIT or any CCIT II Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary (except as set forth in Section 7.10(f)), or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xx)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization except in connection with any transaction permitted by Section 6.1(b)(vi) in a manner that would not reasonably be expected to be materially adverse to CCIT II or to prevent or impair the ability of the CCIT II Parties to consummate the Mergers;

(xxi)    make any payment, loan, distribution or transfer of assets to CCIT II Advisor or its Affiliates (other than CCIT II and any Wholly Owned CCIT II Subsidiary), except in such amount and as expressly contemplated by this Agreement or the CCIT II Advisory Agreement, or otherwise amend or modify any CCIT II Related Party Agreement in any material respect, including to increase or accelerate the fees or other compensation payable to the applicable Affiliate of CCIT II or modify the term, or in any manner that would adversely impact the ability to terminate such CCIT II Related Party Agreement (in its entirety or with respect to CCIT II or any CCIT II Subsidiary, as applicable) with effect no later than the REIT Merger Effective Time or otherwise adversely impact any other material right or obligation of CCIT II or any CCIT II Subsidiary thereunder;

(xxii)    take any action (or fail to take any action) that would make dissenters’, appraisal or similar rights available to the holders of the CCIT II Common Stock with respect to the REIT Merger or any other transactions contemplated by this Agreement;

(xxiii)    amend or modify the engagement letters with either of the CCIT II Financial Advisors to increase compensation to either such CCIT II Financial Advisor or engage other financial advisors in connection with the transactions contemplated by this Agreement, provided that CCIT II may engage other financial advisors in the event the CCIT II Special Committee determines in good faith that any such other financial advisor should be engaged due to conflict considerations; or

(xxiv)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit CCIT II from taking any action, or refraining to take any action, at any time or from time to time (i) if, in the reasonable judgment of the CCIT II Board, such action or inaction is reasonably necessary (A) for CCIT II to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time or (B) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that CCIT II or any CCIT II Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (A), making dividend or any other actual, constructive or deemed distribution payments to stockholders of CCIT II in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii), or (ii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on CCIT II or any CCIT II Subsidiary, including changes in relationships with partners, financing sources, directors, officers, consultants, Affiliates, agents and other business partners.

Section 6.2    Conduct of Business by GCEAR.

(a)    GCEAR covenants and agrees that during the Interim Period, except (1) to the extent required by applicable Law or (2) as may be consented to in advance in writing by CCIT II, the GCEAR Parties shall, and shall cause each of the other GCEAR Subsidiaries to, use all reasonable efforts to maintain the status of GCEAR as a REIT.

(b)    GCEAR covenants and agrees that, during the Interim Period, except (1) to the extent required by Law, (2) as may be consented to in advance in writing by CCIT II (which consent shall not be unreasonably withheld, conditioned or delayed), (3) as may be expressly contemplated by this Agreement or (4) as set forth in Section 6.2(b) of the GCEAR Disclosure Letter, the GCEAR Parties shall not, and shall not cause or permit any GCEAR Subsidiary to, do any of the following:

(i)    amend or propose to amend the GCEAR Governing Documents or waive the stock ownership limit or create an Excepted Holder Limit (as defined in the GCEAR Charter) under the GCEAR Charter;

(ii)    adjust, split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of GCEAR or any GCEAR Subsidiary;

(iii)    declare, set aside or pay any dividend on or make any other actual, constructive or deemed distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of GCEAR or any GCEAR Subsidiary or other equity securities or ownership interests in GCEAR or any GCEAR Subsidiary or otherwise make any payment to its or their stockholders or other equity holders in their capacity as such, except for (A) the declaration and payment by GCEAR of dividends in an amount less than or equal to annual rate of five percent (5.0%) of GCEAR’s net asset value as of June 30, 2020, ratably over the calendar year, (B) the declaration and payment of dividends or other distributions to GCEAR by any directly or indirectly Wholly Owned GCEAR Subsidiary, and (C) distributions by any GCEAR Subsidiary that is not wholly owned, directly or indirectly, by GCEAR, in accordance with the requirements of the organizational documents of such GCEAR Subsidiary; provided, that, notwithstanding the restriction on dividends and other distributions in this Section 6.2(b)(iii), GCEAR and any GCEAR Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for GCEAR to maintain its status as a REIT under the Code (or applicable state Law) and avoid or reduce the imposition of any entity level income or excise Tax under the Code (or applicable state Law);

(iv)    other than (A) the withholding of shares to satisfy withholding Tax obligations in respect of restricted stock or restricted stock units granted under the GCEAR Equity Incentive Plans, (B) in accordance with the share redemption program of GCEAR set forth on Section 6.1(b)(iv) of the GCEAR Disclosure Letter and (C) in accordance with the GCEAR Partnership Agreement, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of GCEAR or a GCEAR Subsidiary or securities convertible or exchangeable into or exercisable therefor;

(v)    adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except any transaction that would not reasonably be expected to be materially adverse to GCEAR or to prevent or impair the ability of the GCEAR Parties to consummate the Mergers;

(vi)    acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any material properties or material assets, except (A) acquisitions by GCEAR, GCEAR Operating Partnership or any Wholly Owned GCEAR Subsidiary of or from GCEAR Operating Partnership or an existing Wholly Owned GCEAR Subsidiary and (B) acquisitions in the ordinary course of business for consideration less than ten percent (10.0%) of the equity value of GCEAR per such acquisition;

(vii)    incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or guarantee such Indebtedness of another Person (other than GCEAR Operating Partnership or a Wholly Owned GCEAR Subsidiary), or issue, sell or amend the terms of any debt securities or rights to acquire any debt securities of GCEAR or any of the GCEAR Subsidiaries, except (A) Indebtedness incurred under GCEAR’s or any GCEAR Subsidiary’s existing credit facilities in the ordinary course of business, (B) Indebtedness incurred in the ordinary course of business that does not, in the aggregate, exceed two hundred million dollars ($200,000,000), (C) refinancing of existing Indebtedness (provided, that the terms of such new Indebtedness shall not be materially more onerous on GCEAR compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing) and (D) any mortgage Indebtedness in respect of any real property having a loan-to-value ratio not in excess of seventy-five percent (75%);

(viii)    fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2020, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP;

(ix)    enter into any new line of business;

(x)    enter into or modify in a manner adverse to GCEAR any GCEAR Tax Protection Agreement; make, change or rescind any material election relating to Taxes; change a material method of Tax accounting; file or amend any material Tax Return; settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment; enter into any material closing agreement related to Taxes; knowingly surrender any right to claim any material Tax refund; give or request any waiver of a statute of limitations with respect to any material Tax Return except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve GCEAR’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any GCEAR Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)    take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause GCEAR to fail to qualify as a REIT or any GCEAR Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for United States federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or

(xii)    authorize, or enter into any Contract or arrangement to do any of the foregoing.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit GCEAR from taking any action, or refraining to take any action, at any time or from time to time, if, in the reasonable judgment of the GCEAR Board, such action or inaction is reasonably necessary (i) for GCEAR to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code (or applicable state Law) or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time, (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that GCEAR or any GCEAR Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i), making dividend or any other actual, constructive or deemed distribution payments to stockholders of GCEAR in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(iii) or (iii) to take actions in good faith to respond to the actual or anticipated effects of COVID-19 or the COVID-19 Measures on GCEAR or any GCEAR Subsidiary.

Section 6.3    No Control of Other Parties’ Business. Nothing contained in this Agreement shall give (i) GCEAR, directly or indirectly, the right to control or direct CCIT II or any CCIT II Subsidiary’s operations prior to the REIT Merger Effective Time, or (ii) CCIT II, directly or indirectly, the right to control or direct GCEAR or any GCEAR Subsidiary’s operations prior to the REIT Merger Effective Time. Prior to the REIT Merger Effective Time, (i) CCIT II shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the CCIT II Subsidiaries’ respective operations and (ii) GCEAR shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the GCEAR Subsidiaries’ respective operations.

ARTICLE 7

ADDITIONAL COVENANTS

Section 7.1    Preparation of the Form S-4 and the Proxy Statement; Stockholder Approval.

(a)    As promptly as reasonably practicable following the date of this Agreement, (i) CCIT II shall complete the preparation (with GCEAR’s reasonable cooperation) and cause to be filed with the SEC the Proxy Statement in preliminary form with respect to the Stockholders Meeting and (ii) GCEAR shall complete the preparation (with CCIT II’s reasonable cooperation) and cause to be filed with the SEC, a registration statement on Form S-4 under the Securities Act (as amended or supplemented from time to time, the “Form S-4”), which will include the Proxy Statement, to register under the Securities Act the shares of GCEAR Class E Common Stock to be issued in the REIT Merger (the “Registered Securities”); each Party agrees to use its respective commercially reasonable efforts to cause such filings to be made no later than the date that is fifteen (15) Business Days from the date hereof. Each of CCIT II and GCEAR shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the REIT Merger. Each of CCIT II and GCEAR shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and shall provide to their and each other’s counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of CCIT II and GCEAR shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Proxy Statement received from the SEC. Each of CCIT II and GCEAR shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of CCIT II and GCEAR, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable comments provided by the other Party. GCEAR shall notify CCIT II, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and GCEAR shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. GCEAR shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and CCIT II shall furnish all information concerning CCIT II and its stockholders as may be reasonably requested in connection with any such actions.

(b)    Each of CCIT II, on behalf of itself and the CCIT II Subsidiaries, and GCEAR, on behalf of itself and the GCEAR Subsidiaries, agrees that none of the information supplied or to be supplied by it or such subsidiaries for inclusion or incorporation by reference in (i) the Proxy Statement and any amendment or supplement thereto will, at the time the Form S-4 becomes effective under the Securities Act, at the date of mailing to the stockholders of the CCIT II, at the time of the Stockholders Meeting and at the Partnership Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) any other document to be filed by CCIT II or GCEAR, respectively, will, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the receipt of the Stockholder Approval, any information relating to GCEAR or CCIT II, or any of their respective Affiliates, should be discovered by GCEAR or CCIT II which, in the reasonable judgment of GCEAR or CCIT II, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, as applicable, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and GCEAR and CCIT II shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of GCEAR and CCIT II.

(c)    As promptly as practicable after the SEC advises it has no comments or no further comments to the Proxy Statement, CCIT II shall, in accordance with applicable Law and the CCIT II Governing Documents, establish a record date for, duly call, give notice of, convene and hold the Stockholders Meeting solely for the purpose of obtaining the Stockholder Approval; provided, that such record date shall not be more than ninety (90) days prior to the date of the Stockholders Meeting. CCIT II shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to CCIT II’s stockholders entitled to vote at the Stockholders Meeting and to hold the Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act (provided that there are no outstanding SEC comments on the Proxy Statement and the SEC has not otherwise enjoined mailing or use of the Proxy Statement). CCIT II shall, through the CCIT II Special Committee and the CCIT II Board, recommend to its stockholders that they provide the Stockholder Approval, include the CCIT II Special Committee and CCIT II Board Recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Stockholder Approval, except to the extent that the CCIT II Special Committee and CCIT II Board shall have made an Adverse Recommendation Change as permitted by Section 7.3(e); provided, however, for the avoidance of doubt, no Adverse Recommendation Change shall alter the other obligations under this Section 7.1 unless this Agreement shall have been terminated in accordance with its terms prior to the Stockholders Meeting. Notwithstanding the foregoing provisions of this Section 7.1(c), CCIT II shall have the right to, and CCIT II shall, at the request of GCEAR, make one or more postponements, recesses or adjournments of the Stockholders Meeting (i) if, on a date for which the Stockholders Meeting is scheduled, CCIT II has not received proxies representing a sufficient number of shares of CCIT II Common Stock to obtain the Stockholder Approval, whether or not a quorum is present, or (ii) to the extent necessary to ensure that any amendment or supplement to the Proxy Statement required under applicable Law to be filed with the SEC and/or disseminated to CCIT II’s stockholders is timely filed with the SEC and/or disseminated to CCIT II’s stockholders; provided, however, that the Stockholders Meeting shall not be postponed or adjourned to a date that is (A) in the case of clause (i), more than thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law) and in the case of clause (ii), more than ten (10) Business Days from the previously scheduled date of such meeting or (B) more than one hundred twenty (120) days from the record date for the Stockholders Meeting, in either case unless and only to the extent GCEAR requests that CCIT II establish a new record date for the Stockholders Meeting in connection with such postponement or adjournment and, at the time of such request, the favorable approval rate represented by all proxies received for the Stockholders Meeting is at least seventy percent (70%); provided, further, that the Stockholders Meeting shall not be postponed or adjourned to a date on or after three Business Days prior to the Outside Date; and provided, further, the Stockholders Meeting may not be postponed or adjourned on the date the Stockholders Meeting is scheduled if CCIT II shall have received proxies in respect of an aggregate number of shares of CCIT II Common Stock, which have not been withdrawn, such that Stockholder Approval would be obtained at such meeting.

(d)    Without the prior written consent of GCEAR, the only matters that CCIT II shall propose to be acted on by its stockholders at the Stockholders Meeting shall be approval of the REIT Merger and the Charter Amendment, other than one or more proposals to approve the adjournment of the Stockholders Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Stockholders Meeting to obtain the Stockholder Approval.

(e)    CCIT II shall, and shall instruct CCIT II Advisor to, use reasonable best efforts to solicit proxies from stockholders of CCIT II to vote their shares of CCIT II Common Stock at the Stockholders Meeting (the “Proxy Solicitation”). In furtherance of the foregoing, CCIT II shall engage a proxy solicitor that is reasonably acceptable to GCEAR and the CCIT II Special Committee. CCIT II shall instruct the proxy solicitor to cooperate with and keep GCEAR informed on a reasonably current basis, including upon GCEAR’s request, regarding its solicitation efforts and voting results following dissemination of the Proxy Statement, including providing to GCEAR daily voting tabulation reports relating to the Stockholders Meeting that have been prepared by CCIT II’s proxy solicitor. CCIT II shall, and shall instruct CCIT II Advisor to, cooperate with GCEAR in connection with the Proxy Solicitation, and GCEAR shall have a reasonable opportunity to review and comment on in advance any communication that constitutes soliciting materials required to be filed under Sections 14a-6 and 14a-12 of the Exchange Act, proposed to be given by or on behalf of CCIT II (including by CCIT II Advisor) to the stockholders of CCIT II, and CCIT II shall consider in good faith any reasonable comments provided by GCEAR and incorporate such comments absent reasonable objections by CCIT II. For the avoidance of doubt, GCEAR shall be a participant in the solicitation of proxies from stockholders of CCIT II. In furtherance of the foregoing, CCIT II shall, within fifteen (15) Business Days following the date hereof, subject to compliance with applicable Law, instruct the CCIT II Advisor to, and otherwise use commercially reasonable efforts to, provide to GCEAR a list of the broker-dealers that have sold CCIT II equity to stockholders and the amount so sold and a stockholders list of CCIT II, which list shall include the name of any current registered representative (and broker dealer) of record for each stockholder. CCIT II shall have a reasonable opportunity to review and comment on in advance any communication that constitutes soliciting materials required to be filed under Sections 14a-6 and 14a-12 of the Exchange Act, proposed to be given by or on behalf of GCEAR to the stockholders of CCIT II, and GCEAR shall consider in good faith any reasonable comments provided by the CCIT II Special Committee and incorporate such comments absent reasonable objections by GCEAR.

Section 7.2    Access to Information; Confidentiality.

(a)    During the period from the date of this Agreement to and including the REIT Merger Effective Time, each of the Parties shall, and shall cause each of their respective subsidiaries to, subject to applicable Law and the COVID-19 Measures, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books and records that the other Party may reasonably request and, during such period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties a copy of any report, schedule, registration statement or other document filed by it during such period pursuant to the requirements of federal or state securities Laws as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use their reasonable best efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Proxy Statement, prior to the Stockholders Meeting, respectively, and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business in accordance with this Agreement (provided, however, that the withholding Party shall use its commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the required consent of such third party to such access or disclosure), (B) of a sensitive or personal nature that would reasonably be expected to expose CCIT II or GCEAR to the risk of liability, (C) the disclosure of which would violate any Law applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), (D) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (E) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.

(b)    Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreements, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 7.3    No Solicitation; Superior Proposals.

(a)    Except as expressly permitted by this Section 7.3, from and after the date of this Agreement, CCIT II shall not, and shall cause each of the CCIT II Subsidiaries and shall direct each of its and their respective directors, officers, Affiliates and Representatives not to, directly or indirectly, (i) initiate, solicit, facilitate or knowingly encourage any inquiries, proposals or offers for, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any inquiry, proposal, offer or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or engage in, continue or otherwise participate in any discussions or negotiations with any Person regarding or otherwise in furtherance of, or furnish to any Person other than GCEAR or its Representatives, any information in connection with or for the purpose of encouraging or facilitating any inquiry, proposal, offer or other action that constitutes, or could reasonably be expected to lead to, or to otherwise obtain, an Acquisition Proposal, (iii) release any Person from or fail to enforce any confidentiality agreement, standstill agreement or similar obligation (provided that CCIT II shall be permitted to waive or to not enforce any provision of any confidentiality agreement, standstill agreement or similar obligation to permit a Person to make a confidential Acquisition Proposal directly to the CCIT II Special Committee if the CCIT II Special Committee determines in good faith after consultation with outside legal counsel that any such failure to waive or to not enforce would be inconsistent with the CCIT II directors’ duties or standard of conduct under Maryland Law), (iv) enter into any Contract contemplating or otherwise relating to an Acquisition Proposal (other than an Acceptable NDA), or (v) take any action to exempt any Person from any Takeover Statute or similar restrictive provision of the CCIT II Charter, the CCIT II Bylaws or organizational documents or agreements of any CCIT II Subsidiary. In furtherance of the foregoing and except as otherwise permitted by this Section 7.3, CCIT II shall, and shall cause each CCIT II Subsidiary and each Representative of CCIT II and the CCIT II Subsidiaries to, immediately cease any discussions, negotiations or communications with any Person with respect to any Acquisition Proposal or potential Acquisition Proposal and shall immediately terminate all physical and electronic data room access previously granted to any such Person and use reasonable efforts to cause such Person to return or destroy all information concerning CCIT II and the CCIT II Subsidiaries to the extent permitted pursuant to any confidentiality agreement with such Person and promptly terminate all physical and electronic data room access granted to such Person.

(b)    Notwithstanding anything in this Agreement to the contrary, at any time prior to the time, but not after, Stockholder Approval is obtained, CCIT II and its Representatives may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a material breach of this Section 7.3, (x) contact such Person to clarify the terms and conditions of such Acquisition Proposal and (y)(i) provide information in response to a request therefor by the Person who made such written Acquisition Proposal, provided that (A) such information is provided pursuant to (and only pursuant to) one or more Acceptable NDAs, and (B) CCIT II, prior to or concurrently with the time such information is provided, provides such information to GCEAR, and (ii) engage or participate in any discussions or negotiations with the Person who made such written Acquisition Proposal, if and only to the extent that, in each such case referred to in clause (i) or (ii) above, the CCIT II Special Committee has either determined that such Acquisition Proposal constitutes a Superior Proposal or determined in good faith after consultation with outside legal counsel and outside financial advisors that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal.

(c)    From and after the date of this Agreement, CCIT II will promptly (and in any event no later than twenty-four (24) hours after receipt thereof) notify GCEAR in writing if (i) any Acquisition Proposal is received by CCIT II or any CCIT II Subsidiary, (ii) any request for information relating to CCIT II or any CCIT II Subsidiary is received by CCIT II or any CCIT II Subsidiary from any Person who informs CCIT II or any CCIT II Subsidiary that it is considering making or has made an Acquisition Proposal or (iii) any discussions or negotiations are sought to be initiated with CCIT II or any CCIT II Subsidiary regarding any Acquisition Proposal, and shall, in any such notice to GCEAR, indicate the identity of the Person making, and the material terms and conditions of, such Acquisition Proposal, request or inquiry (and shall include with such notice (A) copies of any written Acquisition Proposal, including any proposed transaction agreement and any related transaction documents and financing commitments, if any, and (B) a written summary of the material terms of any related Acquisition Proposal not made in writing (including any material terms proposed orally or supplementally)), and thereafter shall promptly (and in any event no later than twenty-four (24) hours after the occurrence of such developments, discussions or negotiations or receipt of materials) (I) keep GCEAR reasonably informed of all material developments, discussions and negotiations concerning any such Acquisition Proposal, request or inquiry and (II) provide GCEAR with any written supplements or written additions to any written Acquisition Proposal, including any revisions to any proposed transaction agreement and any related transaction documents and financing commitments, if any. Neither CCIT II nor any CCIT II Subsidiary will enter into any agreement with any Person subsequent to the date of this Agreement that prohibits CCIT II from providing any information to GCEAR in accordance with this Section 7.3.

(d)    Except as expressly provided in Section 7.3(e), Section 7.3(f) and Section 9.1(c)(ii), neither the CCIT II Board, nor any committee thereof, nor any group of directors, formally or informally, shall: (i) change, withhold, withdraw, qualify or modify or publicly propose or announce or authorize or resolve to, or announce its intention to change, withhold, withdraw, qualify or modify, in each case in a manner adverse to GCEAR, the CCIT II Board Recommendation, (ii) authorize, approve, endorse, declare advisable, adopt or recommend or propose to publicly authorize, approve, endorse, declare advisable, adopt or recommend, any Acquisition Proposal, (iii) authorize, cause or permit CCIT II or any CCIT II Subsidiary to enter into any Alternative Acquisition Agreement, or (iv) fail to make the CCIT II Board Recommendation or to include the CCIT II Board Recommendation in the Proxy Statement (any event described in clause (i), (ii) or this clause (iv), an “Adverse Recommendation Change”).

(e)    Notwithstanding anything in this Agreement to the contrary, subject to compliance with the provisions of this Section 7.3(e), if CCIT II receives an Acquisition Proposal, which Acquisition Proposal did not result from a material breach of this Section 7.3 and is not withdrawn, and the CCIT II Special Committee determines that such Acquisition Proposal constitutes a Superior Proposal and, after consultation with outside legal counsel and its financial advisor, that failure to effect an Adverse Recommendation Change in connection with such Superior Proposal or that failure to terminate this Agreement to enter into an Alternative Acquisition Agreement for such Superior Proposal would be inconsistent with the CCIT II directors’ duties or standard of conduct under Maryland Law, then, provided that Stockholder Approval has not yet been obtained, the CCIT II Board (based on the recommendation of the CCIT II Special Committee) may (x) effect an Adverse Recommendation Change and/or (y) enter into an Alternative Acquisition Agreement relating to or implementing the Superior Proposal and terminate this Agreement in accordance with Section 9.1(c)(ii); provided, that, in the case of each of clause (x) and (y), the CCIT II Board may not take action contemplated by this Section 7.3(e) unless:

(i)    CCIT II has notified GCEAR in writing that the CCIT II Board intends to take such action at least four (4) Business Days in advance of effecting an Adverse Recommendation Change and/or entering into an Alternative Acquisition Agreement, which notice shall specify in reasonable detail the reasons for such action, describe the material terms of the Superior Proposal and attach the most current version of such agreements (including any amendments, supplements or modifications) between CCIT II and the party making such Superior Proposal (a “CCIT II Change Notice”); and

(ii)    during the four (4) Business Day period following GCEAR’s receipt of a CCIT II Change Notice, CCIT II shall, and shall direct its outside financial and outside legal advisors to, negotiate in good faith with GCEAR (to the extent GCEAR wishes to negotiate) to make adjustments to the terms and conditions of this Agreement such that the Superior Proposal ceases to constitute (in the good faith determination of the CCIT II Special Committee, after consultation with outside legal counsel and outside financial advisors) a Superior Proposal; provided, that any amendment, supplement or modification to any Acquisition Proposal shall be deemed a new Acquisition Proposal and CCIT II may not enter into any agreement relating to the Superior Proposal pursuant this Section 7.3(e) or make an Adverse Recommendation Change pursuant to this Section 7.3(e) or terminate this Agreement pursuant to Section 9.1(c)(ii) unless CCIT II has complied with the requirements of this Section 7.3(e) with respect to such new Acquisition Proposal including sending an additional CCIT II Change Notice (except that the new negotiation period under this Section 7.3(e)(ii) shall be three (3) Business Days instead of four (4) Business Days). Notwithstanding anything in this Section 7.3(e)(ii), neither GCEAR’s acceptance nor rejection of CCIT II’s offer to negotiate pursuant to this Section 7.3(e)(ii) shall have any bearing on GCEAR’s right to terminate this Agreement pursuant to Section 9.1(d)(ii) herein.

(f)    Notwithstanding anything in this Agreement to the contrary, at any time after the date of this Agreement and before Stockholder Approval is obtained, the CCIT II Special Committee and the CCIT II Board may, if the CCIT II Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the duties or standard of conduct of the directors under Maryland Law, make an Adverse Recommendation Change in response to an Intervening Event; provided, that, prior to making such Adverse Recommendation Change, CCIT II shall have complied with clauses (i) and (ii) of Section 7.3(e).

(g)    Nothing in this Section 7.3 or elsewhere in this Agreement shall prevent the CCIT II Special Committee, the CCIT II Board or CCIT II, directly or indirectly, from (i) taking and disclosing to the stockholders of the CCIT II a position with respect to an Acquisition Proposal as contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (ii) making any required disclosure to the stockholders of CCIT II under applicable Law, including Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A or (iii) making any disclosure to the stockholders of CCIT II if the CCIT II Board determines in good faith after consultation with its outside legal counsel (and based on the recommendation of the CCIT II Special Committee) that the failure to do so would be inconsistent with the duties and standard of conduct of the CCIT II directors under Maryland Law; provided, however, that to the extent any such disclosure addresses the approval, recommendation or declaration of advisability by the CCIT II Special Committee or the CCIT II Board with respect to this Agreement or an Acquisition Proposal, such disclosure shall be deemed to be an Adverse Recommendation Change if not accompanied by an express public affirmation of the CCIT II Board Recommendation; provided, further, that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be an Adverse Recommendation Change.

(h)    Notwithstanding anything to the contrary contained in this Agreement, none of CCIT II, any CCIT II Subsidiary or their respective Affiliates or Representatives shall reimburse or agree to reimburse the fees or expenses of any Person or its Representatives in connection with an Acquisition Proposal (including, for the avoidance of doubt, in connection with any Acceptable NDA but excluding, for the avoidance of doubt, in connection with any acquisition agreement or merger with respect to a Superior Proposal entered into pursuant to this Section 7.3 and resulting in termination of this Agreement pursuant to Section 9.1(c)).

(i)    CCIT II agrees that in the event any Representative of CCIT II or any CCIT II Subsidiary takes any action that, if taken by CCIT II would constitute a violation of this Section 7.3, and such action was taken at the direction or with the prior consent of the CCIT II Special Committee, then CCIT II shall be deemed to be in violation of this Section 7.3 for all purposes of this Agreement.

(j)    For purposes of this Agreement:

(i)    “Acquisition Proposal” means any bona fide proposal or offer from any Person (other than GCEAR or any GCEAR Subsidiaries) made after the date of this Agreement, whether in one transaction or a series of related transactions, relating to any (A) merger, consolidation, share exchange, business combination or similar transaction involving CCIT II or any CCIT II Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X) representing twenty percent (20%) or more of the consolidated assets of CCIT II, (B) sale or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of CCIT II or any CCIT II Subsidiaries that are significant subsidiaries representing twenty percent (20%) or more of the consolidated assets of CCIT II, (C) issue, sale or other disposition by CCIT II or any CCIT II Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the votes associated with the outstanding shares of CCIT II Common Stock, (D) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the votes associated with the outstanding shares of CCIT II Common Stock, or (E) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to CCIT II in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of CCIT II Common Stock; provided, however, that the term “Acquisition Proposal” shall not include (I) the Mergers or any of the other transactions contemplated by this Agreement or (II) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among CCIT II and one or more of the CCIT II Subsidiaries or solely among the CCIT II Subsidiaries.

(ii)    “Intervening Event” means, with respect to CCIT II, a change in circumstances or development that materially affects the business, assets or operations of CCIT II and the CCIT II Subsidiaries, taken as a whole, that was not known to or reasonably foreseeable by the CCIT II Board prior to the execution of this Agreement, which change in circumstances or development becomes known to the CCIT II Board prior to Stockholder Approval being obtained; provided, however, that in no event shall the following events, circumstances or changes in circumstances constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) any effect arising out of or related to the COVID-19 pandemic or COVID-19 Measures and (iii) any effect arising out of the announcement or pendency of, or any actions required to be taken pursuant to, this Agreement or the CMFT Merger Agreement.

(iii)    “Superior Proposal” means a written Acquisition Proposal (except for purposes of this definition, the references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall be replaced with “fifty percent (50%)”) that the CCIT II Board (based on the recommendation of the CCIT II Special Committee) determines in its good faith judgment (after consultation with its outside legal and financial advisors, and after taking into account (A) all of the terms and conditions of the Acquisition Proposal and this Agreement (as it may be proposed to be amended by GCEAR) and (B) the feasibility and certainty of consummation of such Acquisition Proposal on the terms proposed (taking into account such legal, financial, regulatory and other aspects of such Acquisition Proposal and conditions to consummation thereof as the CCIT II Special Committee determines in good faith to be material to such analysis)), to be more favorable from a financial point of view to the stockholders of CCIT II (in their capacities as stockholders) than the Mergers and the other transactions contemplated by this Agreement (as it may be proposed to be amended by GCEAR) pursuant to Section 7.3(e)(ii).

Section 7.4    Public Announcements. Except with respect to any Adverse Recommendation Change or any action taken pursuant to, and in accordance with, Section 7.1 or Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, delayed or conditioned), provided, that a Party may, without obtaining the other Parties’ consent, issue such press release or make such public statement or filing as may be required by Law if it is not possible to consult with the other Parties before doing so. The Parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is executed.

Section 7.5    Appropriate Action; Consents; Filings.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, GCEAR shall and shall cause each GCEAR Subsidiary and each of their respective Affiliates to, and CCIT II shall and shall cause each CCIT II Subsidiary and each of their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Mergers so as to enable the Closing to occur as soon as reasonably possible, and (v) executing and delivering any additional instruments reasonably necessary or advisable to consummate the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement; provided, that, notwithstanding anything to the contrary in this Agreement, no Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of GCEAR after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of GCEAR after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets; provided, further, that CCIT II and the CCIT II Subsidiaries shall not take any of the actions referred to in the proceeding proviso (or agree to take such actions) without GCEAR’s prior written consent and GCEAR can compel CCIT II and the CCIT II Subsidiaries to take any of the actions referred to in the proceeding proviso (or agree to take such actions) if such actions are only effective after the REIT Merger Effective Time.

(b)    In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other Parties such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement. GCEAR shall have the right to direct all matters with any Governmental Authority in connection with this Agreement in a manner consistent with its obligations hereunder; provided that, to the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the other Parties on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, no Party shall, nor shall any Party permit its respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Parties prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Parties the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c)    Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Mergers and the other transactions contemplated by this Agreement, none of the Parties or any of their respective Representatives shall be obligated to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. Subject to the immediately foregoing sentence, the Parties shall cooperate with respect to reasonable accommodations that may be requested or appropriate to obtain such consents.

Section 7.6    Notification of Certain Matters; Transaction Litigation.

(a)    The GCEAR Parties and their respective Representatives shall give prompt notice to the CCIT II Parties, and the CCIT II Parties and their Representatives shall give prompt notice to the GCEAR Parties, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)    The GCEAR Parties and their respective Representatives shall give prompt notice to the CCIT II Parties, and the CCIT II Parties and their Representatives shall give prompt notice to the GCEAR Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by the GCEAR Parties, the CCIT II Parties or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), or Section 9.1(d)(i).

(c)    The GCEAR Parties and their respective Representatives shall give prompt notice to the CCIT II Parties, and the CCIT II Parties and their Representatives shall give prompt notice to the GCEAR Parties, of any Action commenced or, to such Party’s Knowledge, threatened against, relating to or involving such Party or any GCEAR Subsidiary or CCIT II Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement, the CCIT II Advisory Agreement or the CMFT Merger Agreement. CCIT II and its Representatives shall give GCEAR the opportunity to reasonably participate in the defense and settlement of any Action against CCIT II or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, the CCIT II Advisory Agreement or the CMFT Merger Agreement, and shall consider in good faith GCEAR’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without GCEAR’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). GCEAR and its Representatives shall give CCIT II the opportunity to reasonably participate in the defense and settlement of any Action against GCEAR or its directors, officers or partners relating to this Agreement and the transactions contemplated by this Agreement, and shall consider in good faith CCIT II’s advice with respect to such Action, and no settlement in respect of any such Action shall be agreed to without CCIT II’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From the REIT Merger Effective Time until the sixth (6th) anniversary of the REIT Merger Effective Time, GCEAR shall (and shall cause the REIT Surviving Entity to), to the fullest extent CCIT II would be permitted to do so under applicable Law and the CCIT II Governing Documents, (i) indemnify, defend and hold harmless each current and former manager, director, officer, partner, member, trustee, employee and agent of CCIT II or any of the CCIT II Subsidiaries or other individuals with rights to indemnification or exculpation pursuant to the CCIT II Governing Documents or any indemnification agreements of CCIT II or CCIT II Subsidiaries (such agreements, the “Additional Indemnification Agreements”) (collectively, the “Indemnified Parties”) against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (A) any action or omission or alleged action or omission in such Indemnified Party’s capacity as a manager, director, officer, partner, member, trustee, employee or agent of CCIT II or any of the CCIT II Subsidiaries (whether asserted or claimed prior to, at or after the REIT Merger Effective Time) or (B) this Agreement or any of the transactions contemplated by this Agreement, including the Mergers (whether asserted or claimed prior to, at or after the REIT Merger Effective Time), and (ii) pay in advance of the final disposition of any such Action the costs and expenses (including reasonable attorneys’ fees that are subject to indemnification hereunder), without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to GCEAR’s or the REIT Surviving Entity’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, GCEAR or the REIT Surviving Entity, as applicable, (x) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action against or of any Indemnified Party for which indemnification may be sought under this Section 7.7 without the Indemnified Party’s prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such Action that is subject to indemnification by GCEAR and the REIT Surviving Entity under this Section 7.7, (y) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (z) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law. Without limiting the foregoing, and to the extent permitted by applicable Law, each of GCEAR and the REIT Surviving Entity agree that during the period commencing as of the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the REIT Merger Effective Time, and advancement of expenses now existing in favor of any Indemnified Party as provided in the CCIT II Governing Documents and Additional Indemnification Agreements shall survive the Mergers and shall continue in full force and effect in accordance with their terms.

(b)    Prior to the REIT Merger Effective Time, GCEAR shall, or shall cause the REIT Surviving Entity to, obtain and fully pay the premium for “tail” insurance policies for the extension of (or the substantial equivalent of) the directors’ and officers’ liability coverage of the existing directors’ and officers’ insurance policies of CCIT II for a claims reporting or discovery period of six (6) years from and after the REIT Merger Effective Time, on prepaid and non-cancellable terms, for an aggregate cost not in excess of four times the current annual premiums allocated to CCIT II for such insurance. GCEAR and the REIT Surviving Entity shall not take any action to terminate or modify the terms of the extended reporting period coverage.

(c)    For a period of six (6) years following the REIT Merger Effective Time, the organizational documents of GCEAR and any applicable GCEAR Subsidiary shall contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions and rights to advancement of expenses relating thereto existing in favor of any Indemnified Party than those included in the CCIT II Governing Documents or any similar organizational documents or agreements of any GCEAR Subsidiary. No such provision shall be amended, repealed or otherwise modified for a period of six (6) years following the REIT Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the REIT Merger Effective Time, were Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(d)    If GCEAR or the REIT Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of GCEAR or the REIT Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

(e)    The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of GCEAR, CCIT II and the REIT Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise. GCEAR shall cause the REIT Surviving Entity to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

Section 7.8    Dividends.

(a)    In the event that a distribution with respect to the shares of CCIT II Common Stock permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of CCIT II Common Stock on the Closing Date immediately prior to the REIT Merger Effective Time. In the event that a distribution with respect to the shares of GCEAR Common Stock permitted under the terms of this Agreement has a record date prior to the REIT Merger Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of GCEAR Common Stock on the Closing Date immediately prior to the REIT Merger Effective Time. CCIT II shall coordinate with GCEAR on the declaration, setting of record dates and payment dates of dividends on CCIT II Common Stock so that holders of CCIT II Common Stock (i) do not receive dividends on both CCIT II Common Stock and GCEAR Common Stock received in the REIT Merger in respect of a single distribution period or fail to receive a dividend on either CCIT II Common Stock or GCEAR Common Stock received in the REIT Merger in respect of a single distribution period or (ii) do not receive both a dividend permitted by the proviso to Section 6.2(b)(iii) on GCEAR Common Stock and a dividend permitted by the proviso to Section 6.1(b)(iii) on CCIT II Common Stock received in the REIT Merger or fail to receive either a dividend permitted by the proviso to Section 6.2(b)(iii) on GCEAR Common Stock or a dividend permitted by the proviso to Section 6.1(b)(iii) on CCIT II Common Stock received in the REIT Merger.

(b)    In the event that either CCIT II or GCEAR shall declare or pay any dividend or other distribution that is expressly permitted pursuant to the proviso at the end of Section 6.1(b)(iii) or Section 6.2(b)(iii), respectively, it shall notify the other Party at least twenty (20) days prior to the Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of CCIT II, to holders of CCIT II Common Stock, in an amount per share of CCIT II Common Stock equal to the product of (A) the dividend declared by GCEAR with respect to each share of GCEAR Common Stock by (B) the Exchange Ratio, and (ii) in the case of GCEAR, to holders of GCEAR Common Stock, in an amount per share of GCEAR Common Stock equal to the quotient obtained by dividing (A) the dividend declared by CCIT II with respect to each share of CCIT II Common Stock by (B) the Exchange Ratio. The record date and time and payment date and time for any dividend payable pursuant to this Section 7.8(b) shall be prior to the Closing Date.

Section 7.9    Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or the restrictions in the GCEAR Charter or the CCIT II Charter on the Mergers and the other transactions contemplated by this Agreement.

Section 7.10    Tax Matters.

(a)    Each of GCEAR and CCIT II shall use its reasonable best efforts to cause (i) the REIT Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Partnership Merger and the LP Merger together to be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code, including by executing and delivering the tax representation letters referred to herein and, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), reporting consistently for all federal, state, and local income Tax or other purposes. Neither GCEAR nor CCIT II shall take any action that would, or fail to take any action the failure of which would, reasonably be expected to cause (i) the REIT Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) the Partnership Merger and the LP Merger together to fail to be treated as a contribution by CCIT II of all of its assets, subject to all of its liabilities, to the GCEAR Operating Partnership in exchange for partnership interests of the GCEAR Operating Partnership pursuant to Section 721 of the Code.

(b)    GCEAR shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(f) and Section 8.3(e), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(f) and Section 8.3(e), but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of GCEAR REIT Opinion Counsel and GCEAR Transaction Opinion Counsel, or other tax counsel to GCEAR delivering the opinions referred to herein, and to each of CCIT II REIT Opinion Counsel and CCIT II Transaction Opinion Counsel, or other tax counsel to CCIT II delivering the opinions referred to in Section 8.2(e) and Section 8.3(f), a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of GCEAR and GCEAR Operating Partnership, in form and substance mutually agreeable to CCIT II and GCEAR (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of GCEAR and GCEAR Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(b) and the tax opinions described in Section 8.2(f) and Section 8.3(e). The tax representations letters described in clause (iii) above shall also be provided to CCIT II, and for purposes of the opinion required by Section 8.3(f), CCIT II may rely on the representation letter provided pursuant to this Section 7.10(b) in connection with making the representations in the tax representation letter provided to CCIT II Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.3(f).

(c)    CCIT II shall (i) use its reasonable best efforts to obtain or cause to be provided the opinions referred to in Section 8.2(e) and Section 8.3(f), (ii) use its reasonable best efforts to obtain opinions of counsel consistent with the opinions of counsel referred to in Section 8.2(e) and Section 8.3(f) but dated as of the effective date of the Form S-4, to the extent required for the Form S-4 to be declared effective by the SEC, and (iii) deliver to each of CCIT II REIT Opinion Counsel and CCIT II Transaction Opinion Counsel, or other tax counsel to CCIT II delivering the opinions referred to herein, and to each of GCEAR REIT Opinion Counsel and GCEAR Transaction Opinion Counsel, or other tax counsel to GCEAR delivering the opinions referred to in Section 8.2(f) and Section 8.3(e), a tax representation letter, dated as of the effective date of the Form S-4 and the Closing Date, as applicable, and signed by an officer of CCIT II and CCIT II Operating Partnership, in form and substance mutually agreeable to GCEAR and CCIT II (such agreement not to be unreasonably withheld, conditioned or delayed), containing representations of CCIT II and CCIT II Operating Partnership reasonably necessary or appropriate to enable such counsel to render the applicable tax opinions described in clause (ii) of this Section 7.10(c) and the tax opinions described in Section 8.2(e) and Section 8.3(f). The tax representations letters described in clause (iii) above shall also be provided to GCEAR, and for purposes of the opinion required by Section 8.2(f), GCEAR may rely on the representation letter provided pursuant to this Section 7.10(c) in connection with making the representations in the tax representation letter provided to GCEAR Transaction Opinion Counsel for the purposes of the opinion to be issued pursuant to Section 8.2(f).

(d)    GCEAR and CCIT II shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, “Transfer Taxes”), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes. These taxes shall be the obligations of GCEAR and the GCEAR Subsidiaries without deduction or withholding from or to the REIT Merger Consideration.

(e)    With respect to the taxable year of CCIT II ending with the REIT Merger Effective Time, CCIT II shall take all necessary actions, including declaring and paying dividends sufficient to satisfy its requirement under Section 857(a)(1) of the Code, to cause CCIT II to qualify as a REIT for its shortened taxable year ending with the REIT Merger Effective Time and to eliminate all of CCIT II’s REIT taxable income (including capital gains) for such short taxable year.

(f)    CCIT II shall take all necessary actions, including, but not limited to, any corporate reorganization under applicable state Law or the filing of any tax election on IRS Form 8832, to ensure that any CCIT II Subsidiary that is a Qualified REIT Subsidiary as of the date of this Agreement shall be treated as a disregarded entity that is not a Qualified REIT Subsidiary for U.S. federal, state and local income Tax purposes prior to the Closing Date.

Section 7.11    Section 16 Matters. Prior to the Partnership Merger Effective Time, to the extent permitted by applicable Law, (a) CCIT II shall take all such steps as may be necessary or appropriate to cause any dispositions of CCIT II Common Stock (including derivative securities with respect to CCIT II Common Stock) resulting from the Mergers and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CCIT II immediately prior to the Partnership Merger Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) GCEAR shall take all such steps as may be required to cause any acquisitions of the GCEAR Common Stock (including derivative securities with respect to the GCEAR Common Stock) resulting from the Mergers and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to GCEAR to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.12    Financing Cooperation. CCIT II shall, and shall cause its Representatives to use its and their respective commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to cooperate with all reasonable requests of GCEAR in connection with any amendment, refinancing or replacement of the existing credit facilities of GCEAR or any GCEAR Subsidiary or of the existing credit facility of CCIT II or of any other debt facility or instrument of CCIT II or any CCIT II Subsidiary as may be sought by GCEAR, in its sole and absolute discretion. CCIT II shall, and shall cause its Representatives to, refrain from taking, directly or indirectly, any action that would reasonably be expected to impair the ability of GCEAR to effect such amendment, refinancing or replacement. Following a termination of this Agreement pursuant to Section 9.1(a), (b) (so long as CCIT II would have been entitled to terminate thereunder) or (c)(i), GCEAR shall promptly reimburse CCIT II for all out-of-pocket expenses actually incurred in connection with fulfilling its obligations pursuant to the first sentence of this Section 7.12.

Section 7.13    GCEAR Board of Directors. The GCEAR Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the REIT Merger Effective Time to cause three (3) “Independent Directors” (as such term is defined in the CCIT II Charter and in the GCEAR Charter) serving as members of the CCIT II Board selected by the majority of the “Independent Directors” on the CCIT II Board and reasonably acceptable to GCEAR (the “CCIT II Designees”) to be elected to the GCEAR Board effective as of the Merger Effective Time to serve, together with the then members of the GCEAR Board, until the next annual meeting of stockholders of GCEAR. In connection with such next annual meeting of stockholders of GCEAR, the Nominating and Corporate Governance Committee of GCEAR shall recommend to the GCEAR Board at least one (1) of the CCIT II Designees for election to the GCEAR Board at such annual meeting of stockholders.

Section 7.14    Related Party Agreements. GCEAR has informed CCIT II that it does not intend to retain any of the CCIT II Related Party Agreements from and after the Closing. In furtherance of the foregoing, CCIT II shall take such actions, in consultation with GCEAR, as are reasonably necessary and permitted pursuant to the relevant agreement (without breach or violation thereof) to terminate such CCIT II Related Party Agreements (in their entirety or with respect to CCIT II or any CCIT II Subsidiary, as applicable), other than those agreements set forth on Section 7.14 of the CCIT II Disclosure Letter and the CCIT II Advisory Agreement (the termination of which is governed by the Termination Agreement), in accordance with the terms thereof with such termination subject to and effective as of the Closing. Prior to the Partnership Merger Effective Time, the CCIT II Parties shall use commercially reasonable efforts to cause to be amended any organizational or governing documents of any Wholly Owned CCIT II Subsidiary as reasonably requested by GCEAR, with such amendment to be subject to and effective as of the Partnership Merger Effective Time.

Section 7.15    CMFT Expenses. Under the terms of the CMFT Merger Agreement, CCIT II is obligated to reimburse CMFT for up to $3,690,000 in Expenses (as such term is defined in the CMFT Merger Agreement).    CCIT II and CMFT have agreed that such Expenses shall be payable within three (3) Business Days following the date of receipt by CCIT II of CMFT’s invoice in respect of such Expenses. CCIT II shall pay to CMFT the amount of CMFT’s Expenses set forth on such invoice (up to $3,690,000) within three (3) Business Days following the date of receipt by CCIT II of CMFT’s invoice in respect of such Expenses.

ARTICLE 8

CONDITIONS

Section 8.1    Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the Partnership Merger Effective Time of the following conditions:

(a)    Authorizations. All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the CCIT II Disclosure Letter and Section 8.1(a) of the GCEAR Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

(b)    Stockholder Approval; Charter Amendment. The Stockholder Approval shall have been obtained in accordance with applicable Law, the CCIT II Charter and the CCIT II Bylaws. The Charter Amendment shall have become effective pursuant to the MGCL.

(c)    No Injunctions or Restraints. No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Mergers shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the Mergers or the other transactions contemplated by this Agreement.

(d)    Form S-4. The Form S-4 shall have been declared effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

Section 8.2    Conditions to Obligations of the GCEAR Parties. The obligations of the GCEAR Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by GCEAR, at or prior to the Partnership Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the CCIT II Parties set forth in the Fundamental Representations (except the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 4.1(a) (Organization and Qualification; Subsidiaries) and Section 4.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Partnership Merger Effective Time as though made as of the Partnership Merger Effective Time, (iii) the representation and warranty of CCIT II set forth in Section 4.6(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, and (iv) each of the other representations and warranties of the CCIT II Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CCIT II Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CCIT II Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of the CCIT II Parties. The CCIT II Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a CCIT II Material Adverse Effect.

(d)    Delivery of Certificate. CCIT II shall have delivered to GCEAR a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of CCIT II, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e)    REIT Opinion. GCEAR shall have received a written opinion of CCIT II REIT Opinion Counsel or other nationally recognized tax counsel to CCIT II reasonably satisfactory to GCEAR, dated as of the Closing

Date and in form and substance reasonably satisfactory to GCEAR, to the effect that, commencing with CCIT II’s taxable year ended December 31, 2014, CCIT II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and CCIT II’s ownership, organization and proposed method of operation will enable CCIT II to continue to meet the requirements for qualification and taxation as a REIT through the REIT Merger Effective Time, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by CCIT II and the CCIT II Operating Partnership.

(f)    Section 368 Opinion. GCEAR shall have received a written opinion of GCEAR Transaction Opinion Counsel, or other nationally recognized tax counsel to GCEAR, dated as of the Closing Date, in form and substance reasonably acceptable to GCEAR, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

Section 8.3    Conditions to Obligations of the CCIT II Parties. The obligations of the CCIT II Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by CCIT II at or prior to the Partnership Merger Effective Time, of the following additional conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the GCEAR Parties set forth in the Fundamental Representations (except the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure)), shall be true and correct in all material respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, (ii) the representations and warranties set forth in the first sentence of Section 5.1(a) (Organization and Qualification; Subsidiaries) and Section 5.4(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Partnership Merger Effective Time as though made as of the Partnership Merger Effective Time, (iii) the representation and warranty set forth in Section 5.6(c) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, and (iv) each of the other representations and warranties of the GCEAR Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Partnership Merger Effective Time, as though made as of the Partnership Merger Effective Time, except where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or GCEAR Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a GCEAR Material Adverse Effect; provided, however, that representations and warranties that are made as of a specific date shall be true and correct in accordance with clauses (i) through (iv) only on and as of such date.

(b)    Performance of Covenants and Obligations of the GCEAR Parties. The GCEAR Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the Closing.

(c)    Absence of Material Adverse Change. Since the date of this Agreement, no event, circumstance, change, effect, development, condition or occurrence shall exist or have occurred that, individually or in the aggregate, constitutes, or would reasonably be expected to constitute, a GCEAR Material Adverse Effect.

(d)    Delivery of Certificate. GCEAR shall have delivered to CCIT II a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of GCEAR certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e)    REIT Opinion. CCIT II shall have received a written opinion of GCEAR REIT Opinion Counsel, or other nationally recognized tax counsel to GCEAR reasonably satisfactory to CCIT II, dated as of the Closing

Date and in form and substance reasonably satisfactory to CCIT II, to the effect that, for the period commencing on the first day of GCEAR’s taxable year ended December 31, 2015 through the end of GCEAR’s taxable year ended December 31, 2019, GCEAR has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation through the date of such opinion and its intended method of operation has enabled it, and will enable it, to meet the requirements for qualification and taxation as a REIT through the end of its taxable year ending December 31, 2020 and in the future, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer’s certificate executed by GCEAR and the GCEAR Operating Partnership.

(f)    Section 368 Opinion. CCIT II shall have received a written opinion of CCIT II Transaction Opinion Counsel, or other nationally recognized tax counsel to CCIT II, dated as of the Closing Date, in form and substance reasonably acceptable to CCIT II, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, such counsel may rely upon the tax representation letters described in Section 7.10.

ARTICLE 9

TERMINATION, FEES AND EXPENSES, AMENDMENT AND WAIVER

Section 9.1    Termination. This Agreement may be terminated and the Mergers and the other transactions contemplated by this Agreement may be abandoned at any time prior to the Partnership Merger Effective Time, notwithstanding receipt of the Stockholder Approval (except as otherwise specified in this Section 9.1):

(a)    by mutual written consent of each of GCEAR and CCIT II;

(b)    by either GCEAR or by CCIT II:

(i)    if the Mergers shall not have occurred on or before 11:59 p.m., New York City time, on May 30, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (or, in the case of GCEAR, any other GCEAR Party, and in the case of CCIT II, any other CCIT II Party) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the primary cause of, or resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii)    if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (or, in the case of GCEAR, any other GCEAR Party, and in the case of CCIT II, any other CCIT II Party) to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement; or

(iii)    if the Stockholder Approval shall not have been obtained at the Stockholders Meeting (unless such meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the Stockholder Approval was primarily due to the failure of a Party to perform or comply in all material respects with any of its obligations, covenants or agreements under this Agreement;

(c)    by CCIT II:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of any of the GCEAR Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a “GCEAR Terminating Breach”), which breach or failure to perform or comply cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from CCIT II to GCEAR and two (2) Business Days before the Outside Date; provided, however, that CCIT II shall not have such right to terminate this Agreement if a CCIT II Terminating Breach shall have occurred and be continuing at the time CCIT II delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

(ii)    at any time before Stockholder Approval is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with the provisions of Section 7.3; provided, however, that CCIT II shall have complied with Section 7.3 and shall have paid or shall concurrently pay to GCEAR in full the Termination Payment in accordance with Section 9.3(b).

(d)    by GCEAR:

(i)    if a breach of any representation or warranty or failure to perform or comply with any obligation, covenant or agreement on the part of any of the CCIT II Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a “CCIT II Terminating Breach”), which breach or failure to perform or comply cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from GCEAR to CCIT II and two (2) Business Days before the Outside Date; provided, however, that GCEAR shall not have such right to terminate this Agreement if a GCEAR Terminating Breach shall have occurred and be continuing at the time GCEAR delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

(ii)    if, at any time prior to the receipt of the Stockholder Approval, (A) the CCIT II Board has made an Adverse Recommendation Change, (B) a tender offer or exchange offer for any shares of CCIT II Common Stock that constitutes an Acquisition Proposal is commenced and the CCIT II Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of CCIT II and to publicly reaffirm the CCIT II Board Recommendation within ten (10) Business Days of being requested to do so by GCEAR or (C) CCIT II shall have breached or failed to comply in any material respect with any of its obligations under Section 7.3.

Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties, in accordance with the provisions of Section 10.2, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the GCEAR Parties or the CCIT II Parties, except that the Confidentiality Agreements and the provisions of Section 4.23 (No Other Representations and Warranties; Non-Reliance), Section 5.22 (No Other Representations and Warranties; Non-Reliance), this Section 9.2, Section 9.3 (Fees and Expenses) and Article 10 (General Provisions) shall survive the termination of this Agreement; provided, that, no such termination shall relieve any Party from any liability or damages resulting from any intentional and willful material breach (or failure to perform) that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act (or failure to act) would cause a breach of this Agreement.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated; provided that the Parties will share equally any Form S-4 filing fees as may be required to consummate the transactions contemplated by this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by CCIT II or GCEAR pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, (A) prior to the Stockholders Meeting, an Acquisition Proposal with respect to CCIT II has been publicly announced, disclosed or otherwise communicated to CCIT II’s stockholders or any Person shall have publicly announced an intention (whether or not conditional) to make such an Acquisition Proposal (and such Acquisition Proposal or intention shall not have been publicly withdrawn on a bona fide basis without qualification at least three (3) Business Days prior to the Outside Date (with respect to a termination pursuant to Section 9.1(b)(i)) or the Stockholders Meeting (with respect to a termination pursuant to Section 9.1(b)(iii))) and (B) within twelve (12) months after the date of such termination, (I) a transaction in respect of an Acquisition Proposal with respect to CCIT II is consummated, (II) CCIT II enters into a definitive agreement in respect of an Acquisition Proposal and such Acquisition Proposal is actually consummated thereafter, or (III) CCIT II recommends to stockholders of CCIT II or fails to recommend against an Acquisition Proposal structured as a tender offer or exchange offer and such Acquisition Proposal is actually consummated thereafter (with, for all purposes of clauses (I), (II) and (III) of this Section 9.3(b)(i), all percentages included in the definition of “Acquisition Proposal” increased to 50%), then CCIT II shall pay to GCEAR (1) the Termination Payment and (2) up to three million six hundred ninety thousand dollars ($3,690,000) as reimbursement for GCEAR’s Expenses;

(ii)    by CCIT II pursuant to Section 9.1(c)(ii), then CCIT II shall pay to GCEAR an amount equal to (A) the Termination Payment and (B) up to three million six hundred ninety thousand dollars ($3,690,000) as reimbursement for GCEAR’s Expenses;

(iii)    by GCEAR pursuant to Section 9.1(d)(ii), then CCIT II shall pay to GCEAR an amount equal to (A) the Termination Payment and (B) up to three million six hundred ninety thousand dollars ($3,690,000) as reimbursement for GCEAR’s Expenses;

(iv)    by CCIT II pursuant to Section 9.1(c)(i), then GCEAR shall pay to CCIT II (A) an amount up to three million six hundred ninety thousand dollars ($3,690,000) as reimbursement for CCIT II’s Expenses and (B) an amount equal to the CMFT Termination Payment; or

(v)    by GCEAR pursuant to Section 9.1(d)(i), then CCIT II shall pay to GCEAR an amount up to three million six hundred ninety thousand dollars ($3,690,000) as reimbursement for GCEAR’s Expenses.

(c)    Termination Payment. The Parties agree and acknowledge that in no event shall CCIT II be required to pay the Termination Payment on more than one occasion. Payment of the Termination Payment and reimbursement of Expenses, as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by GCEAR, (i) in the case of any amount payable pursuant to Section 9.3(b)(i), immediately prior to or concurrently with the earlier of (A) the execution of definitive documentation providing for any transaction contemplated by an Acquisition Proposal, and (B) the consummation of any Acquisition Proposal, (ii) immediately prior to or concurrently with termination in the case of any amount payable pursuant to Section 9.3(b)(ii) or if such day is not a Business Day, no later than the immediately following Business Day; and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of any amount payable pursuant to Section 9.3(b)(iii), Section 9.3(b)(iv) or Section 9.3(b)(v).

(d)    Notwithstanding anything in this Agreement to the contrary, in the event that the Termination Payment becomes payable and is paid hereunder, then such payment (together with any Expenses or other amounts payable pursuant to Section 9.3(b) or Section 9.3(e)) shall be GCEAR’s and its Affiliates’ sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against CCIT II and the CCIT II Subsidiaries and their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby.

(e)    Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that CCIT II shall fail to pay the Termination Payment when due, CCIT II shall reimburse GCEAR for all reasonable costs and expenses actually incurred or accrued by GCEAR (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if one Party to this Agreement (the “Termination Payor”) fails to timely pay any amount due to the other Party (the “Termination Payee”) pursuant to Section 9.3(b) and, in order to obtain the payment, the Termination Payee commences an Action that results in a judgment against the Termination Payor for the payment set forth in this Section 9.3, the Termination Payor shall pay to the Termination Payee its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at a rate per annum equal to the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(f)    If the Termination Payor becomes obligated to pay a fee under this Section 9.3, then, if requested by the Termination Payee, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent selected by the Termination Payee, after reasonable consultation with the Termination Payor, and pursuant to a written escrow agreement (the “Escrow Agreement”) reflecting the terms set forth in this Section 9.3(f) and otherwise reasonably acceptable to the Termination Payor and the escrow agent. The payment or deposit into escrow of the Termination Payment shall be made by CCIT II in accordance with the timing set forth in Section 9.3(c) or, at the Termination Payee’s reasonable request, promptly after receipt of notice from the Termination Payee that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Termination Payee on an annual basis based upon the delivery by the Termination Payee to the escrow agent of any one (or a combination) of the following:

(i)    a letter from the Termination Payee’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Termination Payee determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to the Termination Payee such maximum amount stated in the accountant’s letter;

(ii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee received a private letter ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the Termination Payment; or

(iii)    a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a tax opinion from the Termination Payee’s outside counsel or accountant, respectively, to the effect that the receipt by the Termination Payee of the Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Termination Payee the remainder of the Termination Payment.

If the Termination Payee is CCIT II, the Escrow Agreement shall further provide that, at the end of the third calendar year beginning after the date on which the Termination Payor’s obligation to pay the Termination Payment arose (or earlier if directed by the Termination Payee), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Termination Payor and, in the event the Termination Payment has not by then been paid in full, such unpaid portion shall never be due. The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Termination Payee in order to (A) maximize the portion of the Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the

Termination Payee’s chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Termination Payee in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Termination Payee shall bear all costs and expenses under the Escrow Agreement. The Termination Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Termination Payor in connection therewith).

ARTICLE 10

GENERAL PROVISIONS

Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the REIT Merger Effective Time. The covenants to be performed prior to or at the Closing shall terminate at the Closing. This Section 10.1 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the REIT Merger Effective Time or the full force and effect of Article 1, this Article 10 or the definitions of capitalized terms not substantively defined in Article 1.

Section 10.2    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given or made on the date of receipt by the recipient thereof if received on or prior to 11:59 p.m., New York City time, if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by facsimile or e-mail of a portable document form (pdf) attachment (providing confirmation of transmission (other than by automatic response)) at the following addresses or facsimile numbers (or at such other address or facsimile number for a Party as shall be specified by like notice):

(a)    if to the CCIT II Parties to:

Special Committee of the Board of Directors

Cole Office & Industrial REIT (CCIT II), Inc.

2325 East Camelback Road, Suite 1100

Phoenix, AZ 85016

Attn: Richard Dozer

E-mail: rdozer@cox.net

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

355 South Grand Avenue, Suite 100

Los Angeles, CA 90071

Attn: Julian Kleindorfer and Brad Helms

E-mail:	julian.kleindorfer@lw.com

bradley.helms@lw.com

(b)    if to the GCEAR Parties to:

Griffin Capital Essential Asset REIT, Inc.

1520 E. Grand Avenue

El Segundo, CA 90245

Attn: Javier Bitar

E-mail: jbitar@griffincapital.com

with copies (which shall not constitute notice) to:

Griffin Capital Essential Asset REIT, Inc.

c/o Griffin Capital Real Estate Company, LLC

150 N. Riverside Plaza, Suite 1950

Chicago, IL 60606

Attn: Nina Momtazee Sitzer

E-mail: nsitzer@griffincapital.com

and to:

Griffin Capital Essential Asset REIT, Inc.

1520 E. Grand Avenue

El Segundo, CA 90245

Attn: Howard Hirsch

E-mail: hhirsch@griffincapital.com

and to:

Hogan Lovells US LLP

555 13th Street NW

Washington, DC 20004

Attn: David Bonser, Paul Manca and Stacey McEvoy

E-mail:	david.bonser@hoganlovells.com
paul.manca@hoganlovells.com
stacey.mcevoy@hoganlovells.com

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (electronically by email or facsimile) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in portable document form (pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.5    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibit, Schedules, the GCEAR Disclosure Letter and the CCIT II Disclosure Letter) and the Confidentiality Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), which, from and after the REIT Merger Effective Time, shall be for the benefit of the Indemnified Parties, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The representations and warranties in this Agreement are the product of negotiations among the Parties and any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6    Amendment; Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Parties may, to the extent permitted under applicable Law and except as otherwise set forth herein, (a) amend any provision of this Agreement, (b) extend the time for the performance of any of the obligations or other acts of the other Parties, (c) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (d) waive compliance with any of the agreements or conditions contained in this Agreement. Any such amendment of this Agreement shall be valid only if specifically set forth in an instrument in writing signed on behalf of all Parties. Any such grant by a Party of an extension or waiver in respect of any provision of this Agreement shall be valid only if specifically set forth in an instrument in writing by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 9.3 (Fees and Expenses).

Section 10.7    Governing Law; Venue.

(a)    This Agreement, and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland).

(b)    All disputes arising out of or relating to this Agreement shall be heard and determined exclusively in any Maryland state or federal court. Each of the Parties hereby irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any such Maryland state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any Party, (ii) agrees not to commence any such Action except in such courts, (iii) agrees that any claim in respect of any Action may be heard and determined in any such Maryland state or federal court, (iv) waives, to the fullest extent permitted by applicable Law, any objection which it may now or hereafter have to the laying of venue of any such Action, (v) waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such dispute and (vi) agrees, with respect to any Action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program. Each of the Parties agrees that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 10.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

Section 10.8    Assignment. Except as may be required to satisfy the obligations contemplated by Section 7.7 (Indemnification; Directors’ and Officers’ Insurance), neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void.

Section 10.9    Specific Performance. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the effective time of any termination of this Agreement pursuant to Article 9, each Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any Action should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an Action to specifically enforce any provision that survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action.

Section 10.10    Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (a) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND THAT IT MAKES THIS WAIVER VOLUNTARILY AND (c) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers, all as of the date first written above.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

GRIFFIN CAPITAL ESSENTIAL ASSET OPERATING PARTNERSHIP, L.P.

By:	Griffin Capital Essential Asset REIT, Inc., its general partner

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

GRT (CARDINAL REIT MERGER SUB), LLC

By:	Griffin Capital Essential Asset REIT, Inc., its sole member

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

(Signature Page to Agreement and Plan of Merger)

GRT OP (CARDINAL LP MERGER SUB), LLC

By:	Griffin Capital Essential Asset Operating Partnership, L.P., its sole member

By:	Griffin Capital Essential Asset REIT, Inc., its general partner

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

GRT OP (CARDINAL NEW GP SUB), LLC

By:	Griffin Capital Essential Asset Operating Partnership, L.P., its sole member

By:	Griffin Capital Essential Asset REIT, Inc., its general partner

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

GRT OP (CARDINAL OP MERGER SUB), LLC

By:	GRT OP (Cardinal New GP Sub), LLC, its managing member

By:	Griffin Capital Essential Asset Operating Partnership, L.P., its sole member

By:	Griffin Capital Essential Asset REIT, Inc., its general partner

By:	/s/ Michael J. Escalante
Name:	Michael J. Escalante
Title:	Chief Executive Officer and President

(Signature Page to Agreement and Plan of Merger)

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	/s/ Avraham Shemesh
Name:	Avraham Shemesh
Title:	President and Chief Executive Officer

COLE CORPORATE INCOME OPERATING PARTNERSHIP II, LP

By:	Cole Office & Industrial REIT (CCIT II), Inc., its general partner

By:	/s/ Avraham Shemesh
Name:	Avraham Shemesh
Title:	President and Chief Executive Officer

CRI CCIT II LLC

By:	Cole Office & Industrial REIT (CCIT II), Inc., its sole member

By:	/s/ Avraham Shemesh
Name:	Avraham Shemesh
Title:	President and Chief Executive Officer

(Signature Page to Agreement and Plan of Merger)

Annex B

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

ARTICLES OF AMENDMENT

Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended by deleting the definitions of “Roll-Up Entity” and “Roll-Up Transaction” in Article IV of the Charter in their entirety.

SECOND: The Charter is hereby further amended by deleting the existing Article XIII of the Charter in its entirety and substituting in lieu thereof a new Article XIII as follows:

The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any Shares. All rights and powers conferred by the Charter on Stockholders, Directors and officers are granted subject to this reservation. Except for those amendments permitted to be made without Stockholder approval under Maryland law or by specific provision in the Charter, any amendment to the Charter shall be valid only if approved by the affirmative vote of a majority of all votes entitled to be cast on the matter, including without limitation, (a) any amendment which would adversely affect the rights, preferences and privileges of the Stockholders and (b) any amendment to Sections 7.2, 7.5 and 7.11 of Article VII, Article IX, Article X and Article XII hereof and this Article XIII (or any other amendment of the Charter that would have the effect of amending such sections).

THIRD: The Charter is hereby further amended by deleting the existing Article XIV of the Charter in its entirety.

FOURTH: The Charter is hereby further amended by renumbering existing Article XV of the Charter as Article XIV.

FIFTH: The foregoing amendments have been duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law.

SIXTH: The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

-signature page follows-

B-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its                  and attested to by its                  on this      day of             , 2020.

ATTEST:	COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

By:	By:
Name:	Name:
Title:	Title:

B-2

Annex C

[LETTERHEAD OF TRUIST SECURITIES, INC.]

October 28, 2020

Cole Office & Industrial REIT (CCIT II), Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

Attention: Special Committee of the Board of Directors

Members of the Special Committee:

We understand that Cole Office & Industrial REIT (CCIT II), Inc. (“CCIT II”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub”), CCIT II, Cole Corporate Income Operating Partnership II, LP, a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), and CRI CCIT II LLC, a wholly owned subsidiary of CCIT II (“CCIT II LP”), pursuant to which, among other things (i) CCIT II will merge (the “REIT Merger”) into Merger Sub, with Merger Sub being the surviving company in the REIT Merger, (ii) each outstanding share of Class A common stock, par value $0.01 per share, of CCIT II (“CCIT II Class A Common Stock”) (including shares of CCIT Class A Common Stock granted under CCIT II’s 2018 Equity Incentive Plan, whether vested or unvested) and each outstanding share of Class T common stock, par value $0.01 per share, of CCIT II (“CCIT II Class T Common Stock” and, together with the CCIT II Class A Common Stock, the “CCIT II Common Stock”) will be converted into the right to receive 1.392 (the “Exchange Ratio”) shares of Class E common stock, par value $0.001 per share, of GCEAR (“GCEAR Class E Common Stock”), (iii) OP Merger Sub will merge (the “Partnership Merger”) into the CCIT II Operating Partnership with the CCIT II Operating Partnership being the surviving entity in the Partnership Merger, (iv) CCIT II LP will merge (the “LP Merger” and, together with the REIT Merger and the Partnership Merger, the “Mergers”) into LP Merger Sub with LP Merger Sub being the surviving entity in the LP Merger. We also understand that CCIT II and Cole Corporate Income Advisors II, LLC, the external advisor to CCIT II (the “Advisor”), will enter into a termination agreement (the “Termination Agreement”) providing for the termination of CCIT II’s advisory agreement upon the closing of the Mergers. You have requested that Truist Securities, Inc. (f/k/a SunTrust Robinson Humphrey, Inc.) render its opinion (this “Opinion”) to the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of CCIT II with respect to the fairness, from a financial point of view, to the holders of CCIT II Common Stock, other than GCEAR, the Advisor and their respective affiliates (collectively, the “Excluded Holders”), of the Exchange Ratio in the REIT Merger pursuant to the Agreement.

In connection with this Opinion, we have conducted such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

•	The final Merger Agreement;

•	certain publicly available business and financial information relating to CCIT II and GCEAR;

•

certain other public and non-public information relating to the historical, current and future business, financial condition, results of operations and prospects of CCIT II and GCEAR made available to us by the management of the Advisor and management of GCEAR, including (i) financial projections (the “CCIT II Projections”) prepared by the management of the Advisor relating to CCIT II for the years

Cole Office & Industrial REIT (CCIT II), Inc.

Attention: The Special Committee of the Board of Directors

October 28, 2020

Page 2

ending December 31, 2021 through December 31, 2024, and (ii) financial projections (the “GCEAR Projections”) prepared by the management of GCEAR relating to GCEAR for the years ending December 31, 2021 through December 31, 2024; and

•	the financial and operating performance of CCIT II and GCEAR, as compared to that of companies with publicly traded equity securities that we deemed relevant.

We also have had discussions with certain members of the management of the Advisor and GCEAR and with certain of CCIT II and GCEAR’s representatives and advisors regarding the business, financial condition, results of operations, and prospects of CCIT II and GCEAR and the REIT Merger and have undertaken such other studies, analyses and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. Our role in reviewing such data, material and other information was limited solely to performing such review as we deemed necessary and appropriate to support this Opinion, and such review was not conducted on behalf of the Committee, the Board, CCIT II or any other person. Management of the Advisor has advised us, and we have assumed, that the CCIT II Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of CCIT II, including the direct and indirect potential business, financial, economic and market implications of the COVID-19 pandemic and related illnesses, and provide a reasonable basis on which to evaluate CCIT II. With your consent, we have assumed, that the GCEAR Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of GCEAR, including the direct and indirect potential business, financial, economic and market implications of the COVID-19 pandemic and related illnesses, and provide a reasonable basis on which to evaluate GCEAR. We express no view or opinion with respect to the CCIT II Projections, the GCEAR Projections or the respective assumptions on which they are based. With your consent, we have relied upon and assumed that the CCIT II Class A Common Stock and the CCIT II Class T Common Stock have equivalent value per share and each class of GCEAR common stock has equivalent value per share. We have further relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of CCIT II or GCEAR since the dates of the information, financial or otherwise, provided to us except for such changes as would not be material to our analyses or this Opinion and that there is no information or any facts that would make any of the information discussed with or reviewed by us incomplete or misleading.

We have also relied upon and assumed without independent verification that (i) the representations and warranties of all parties to the Agreement and all of the documents and agreements referred to therein are true and correct; (ii) each party to the Agreement and all of the documents and agreements referred to therein will fully and timely perform all of the covenants and agreements required to be performed by such party under the Agreement and such other documents and agreements, as applicable; (iii) all conditions to the consummation of the REIT Merger will be satisfied without waiver thereof; (iv) the REIT Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement therein; and (v) in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the REIT Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on CCIT II, GCEAR or the expected benefits of the REIT Merger.

Cole Office & Industrial REIT (CCIT II), Inc.

Attention: The Special Committee of the Board of Directors

October 28, 2020

Page 3

For purposes of our analyses and this Opinion, we have not taken into account any taxes that may be assessable on the REIT Merger or any related transactions (including, without limitation, the Partnership Merger and the LP Merger) and have not independently assessed (i) the tax treatment of the REIT Merger or any related transactions (including, without limitation, the Partnership Merger and the LP Merger) or (ii) the tax considerations that may or may not be applicable to the holders of CCIT II Common Stock. We have also assumed that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses and this Opinion.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of or relating to CCIT II, GCEAR or any other party to the Mergers. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities relating to CCIT II or GCEAR or of any governmental investigation of any possible unasserted claims or other contingent liabilities relating to CCIT II or GCEAR. We are not expressing any opinion as to what the value of the GCEAR Class E Common Stock actually will be when issued in the REIT Merger or the price or range of prices at which GCEAR Class E Common Stock or CCIT II Common Stock may be purchased or sold at any time.

This Opinion is necessarily based on financial, economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have no obligation to update, revise, reaffirm or withdraw this Opinion or otherwise comment upon events occurring or information that otherwise comes to our attention after the date hereof. Furthermore, as you are aware, the credit, financial and stock markets have experienced significant volatility, due to, among other things, the COVID-19 pandemic and related illnesses and the direct and indirect business, financial, economic and market implications thereof, and we express no opinion or view as to any potential effects of such volatility on the CCIT II, GCEAR or the Mergers.

This Opinion only addresses the fairness, from a financial point of view, to the holders of CCIT II Common Stock, other than the Excluded Holders, of the Exchange Ratio in the REIT Merger pursuant to the Agreement, and does not address any other aspect or implication of the REIT Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the Termination Agreement. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, CCIT II or any other party to proceed with or effect the REIT Merger; (ii) the form, structure or any other portion or aspect of the REIT Merger; (iii) other than assuming the consummation thereof in accordance with the Agreement, the Partnership Merger or the LP Merger; (iv) the fairness of any portion or aspect of the REIT Merger to the holders of any class of securities, creditors or other constituencies of any party (other than the holders of CCIT II Common Stock (other than the Excluded Holders) in the manner set forth herein); (v) the relative merits of the REIT Merger as compared to any alternative business strategies that might exist for CCIT II or any other party or the effect of any other transaction in which CCIT II or any other party might engage; (vi) whether or not CCIT II or any other party is receiving or paying reasonably equivalent value in the REIT Merger; (vii) the solvency, creditworthiness or fair value of CCIT II, GCEAR or any of their respective assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the REIT Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, we are not providing any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance,

Cole Office & Industrial REIT (CCIT II), Inc.

Attention: The Special Committee of the Board of Directors

October 28, 2020

Page 4

tax, environmental or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Committee, the Board, CCIT II and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the REIT Merger.

We have acted as financial advisor to the Committee in connection with the REIT Merger and the merger (the “CMFT Merger”) contemplated by the Agreement and Plan of Merger, dated as of August 30, 2020, by and among CIM Real Estate Finance Trust, Inc., Thor II Merger Sub, LLC and CCIT II (as amended, the “CMFT Merger Agreement”) and will receive a fee for our services, a portion of which became payable upon the delivery of our opinion as to the fairness, from a financial point of view, to the holders of CCIT Common Stock of the exchange ratio provided for in the CMFT Merger and a significant portion of which is payable upon the closing of the REIT Merger. We also became entitled to a fee for additional financial advisory services provided to the Committee in connection with the REIT Merger, which became payable following the termination of the CMFT Merger Agreement and the delivery of this Opinion and related financial analyses. In addition, CCIT II has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. As you are aware, we and our affiliates have provided, and may continue to provide, investment banking and other financial services to the Advisor, CCIT II, GCEAR and certain of their affiliates or advisors for which we and our affiliates have received, or would expect to receive, compensation, including, during the prior two years, with respect to CCIT and its affiliates, having provided financial risk management services to CIM SMA II Investments LLC, a company managed by an affiliate of the Advisor and, with respect to GCEAR and its affiliates, having acted as financial advisor to a special committee of the board of directors of Griffin Capital Essential Asset REIT II, Inc. in connection with its acquisition of GCEAR. In addition, one or more of our affiliates (i) is a participant in the credit facilities of CCIT II and certain affiliates of CCIT II and the Advisor, and (ii) is a joint lead arranger and participant in the credit facilities of GCEAR and certain of its affiliates, in each case for which it received fees for acting in such capacity. In addition, we and our affiliates may in the future provide investment banking and other financial services to the Advisor, CCIT II, GCEAR, and/or certain of their respective affiliates for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Advisor, CCIT II, GCEAR and/or certain of their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies. In addition, we and our affiliates (including Truist Bank and Truist Financial Corporation) may have other financing and business relationships with the Advisor, CCIT II, GCEAR and their respective affiliates.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Mergers and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, CCIT II or any other party as to how to act or vote with respect to any matter relating to the Mergers or otherwise. The issuance of this Opinion has been approved by an internal committee of Truist Securities, Inc. authorized to approve opinions of this nature.

Cole Office & Industrial REIT (CCIT II), Inc.

Attention: The Special Committee of the Board of Directors

October 28, 2020

Page 5

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the REIT Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of CCIT II Common Stock, other than the Excluded Holders.

TRUIST SECURITIES, INC.

/s/ Truist Securities, Inc.

Annex D

October 28, 2020

Special Committee of the Board

Cole Office & Industrial REIT (CCIT II), Inc.

2398 East Camelback Road

4th Floor

Phoenix, AZ 85016

Gentlemen:

You have asked The CenterCap Group, LLC (“CCG”) to advise you with respect to the fairness, from a financial point of view, to the holders of shares of Class A common stock, $0.01 par value per share, and Class T common stock, $0.01 par value per share (together, the “CCIT II Common Stock”), of Cole Office & Industrial REIT (CCIT II), Inc., a Maryland corporation (“CCIT II” or the “Company”), of the consideration to be paid to the holders of CCIT II Common Stock pursuant that certain Agreement and Plan of Merger, dated as of October 29, 2020 (the “Agreement”), by and among Griffin Capital Essential Asset REIT, Inc. (“GCEAR”), GRT (Cardinal REIT Merger Sub), LLC, a wholly owned subsidiary of GCEAR (“Merger Sub”), Griffin Capital Essential Asset Operating Partnership, L.P., a subsidiary of GCEAR (the “GCEAR Operating Partnership”), GRT OP (Cardinal New GP Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“New GP Sub”), GRT OP (Cardinal LP Merger Sub), LLC, a wholly owned subsidiary of the GCEAR Operating Partnership (“LP Merger Sub”), GRT OP (Cardinal OP Merger Sub), LLC, a subsidiary of LP Merger Sub and New GP Sub (“OP Merger Sub” and, together with GCEAR, Merger Sub, the GCEAR Operating Partnership, New GP Sub and LP Merger Sub, the “GCEAR Parties”), Cole Office & Industrial REIT (CCIT II), Inc., (“CCIT II”), Cole Corporate Income Operating Partnership II, LP, a wholly owned subsidiary of CCIT II (the “CCIT II Operating Partnership”), and CRI CCIT LLC, a wholly owned subsidiary of CCIT II (“CCIT II LP” and, together with CCIT II and the CCIT II Operating Partnership, the “CCIT II Parties”).

Pursuant to the Agreement, CCIT II will be merged with and into Merger Sub, whereupon the separate existence of CCIT II will cease, with Merger Sub surviving the merger (the “Merger”). Pursuant to the Merger, each share of CCIT II Common Stock (other than those cancelled and retired in accordance with the terms of the Agreement) will be converted into the right to receive 1.392 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Class E common stock with a par value of $0.001 per share of GCEAR.

In arriving at our opinion, we have, among other things: (i) reviewed the Agreement, including the financial terms of the Agreement, and certain other documents; (ii) reviewed certain publicly available financial statements and other business and financial information concerning CCIT II and GCEAR, respectively; (iii) reviewed certain business, financial and other information, including financial forecasts, regarding CCIT II a portion of which was publicly available and a portion of which was furnished to us by Cole Corporate Income Advisors II, LLC (“CCIT II Advisor”) in its capacity as manager of CCIT II, and discussed the business and prospects of CCIT II with CCIT II Advisor in its capacity as manager of CCIT II; (iv) reviewed certain internal analysis and forecasts prepared by CCIT II Advisor (in its capacity as manager of CCIT II) and GCEAR relating to the estimated amounts and timing of cost savings and related expenses and synergies expected to result from

Special Committee of the Board of Directors

Cole Office & Industrial REIT II (CCIT II), Inc.

October 28, 2020

the Merger, referred to herein as “Synergies”; (v) reviewed the CCIT II Advisory Agreement (defined in the Agreement) and discussed its financial terms with the Special Committee of the Board of Directors of CCIT II; (vi) participated in discussions and negotiations among representatives of CCIT II and GCEAR and their respective financial and legal advisors; (vii) considered certain financial and operating performance data for CCIT II and compared that data with similar data regarding certain publicly traded companies that we deemed to be relevant; (viii) compared the proposed financial terms of the Agreement with the financial terms of certain other business combinations and transactions that we deemed to be relevant; (ix) held discussions with certain members of management of GCEAR, and the Special Committee of the Board of Directors of CCIT II, regarding the financial condition and future prospects and operations of CCIT II and GCEAR, the effects of the Merger on the financial condition and future prospects of CCIT II and GCEAR and certain other matters that we believed necessary and appropriate; (x) reviewed certain appraisals of the real estate assets of CCIT II and GCEAR prepared by third parties (for purposes other than the transaction contemplated hereby) and provided to us by CCIT II Advisor (in its capacity as manager of CCIT II) and GCEAR’s management, respectively; and (xi) performed such other financial studies and analyses and considered such other information, studies, analyses and investigations, as well as financial and economic and market criteria, as we deemed to be relevant.

In connection with our review, we have relied upon, and have not verified, the accuracy and completeness of the foregoing financial and other information, including all accounting, legal and tax information, and in accordance with our engagement letter, we have not assumed any responsibility for any independent verification of such information and have assumed such accuracy and completeness for purposes of this opinion. We have not conducted or been provided with any valuation or, except as stated above, any appraisal of any assets or liabilities (including contingent liabilities) of GCEAR or CCIT II, nor have we evaluated the solvency of GCEAR or CCIT II under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial forecasts and analyses provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared and reflect the best current estimates and judgments of management as to the expected future results of operations and financial condition of GCEAR and CCIT II. We assume no responsibility for, and express no view as to, the financial analyses and forecasts (including the Synergies) or the assumptions upon which they are based. We have not taken into account any taxes that may be assessable on the Merger or any related transactions and have not independently assessed (i) the tax treatment of the Merger or any related transactions or (ii) the tax considerations that may or may not be applicable to the holders of CCIT II Common Stock.

We have assumed that any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice have been or will be obtained from appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by CCIT II, its Board of Directors, the Special Committee of its Board of Directors and their respective advisors as to all legal, regulatory, accounting, insurance, tax and environmental matters with respect to the Merger. We also have assumed that the Merger will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third- party consents and/or approvals, no restrictions will be imposed or other actions will be taken that will have an adverse effect on the Merger or other actions contemplated by the Agreement in any way meaningful to our analysis. We have also assumed that the representations and warranties made by CCIT II Parties and GCEAR Parties in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis.

Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited

Special Committee of the Board of Directors

Cole Office & Industrial REIT II (CCIT II), Inc.

October 28, 2020

to the fairness, from a financial point of view, of the Exchange Ratio to the holders of CCIT II Common Stock (other than the shares thereof cancelled and retired in accordance with the terms of the Agreement) in the proposed Merger as of the date hereof, and we express no opinion as to the fairness of the Exchange Ratio to the holders of any other class of securities, creditors or other constituencies of CCIT II or any other person or as to the underlying decision by CCIT II to engage in the Merger. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any CCIT II Party, or any class of such persons relative to the Exchange Ratio or with respect to the fairness of any such compensation. Our opinion does not address the relative merits of the Merger or other actions contemplated by the Agreement compared with other business strategies or transactions that may have been considered by CCIT II’s management, its Board of Directors or any committee thereof. We are not providing any opinion, counsel or interpretation in matters that require legal, regulatory, accounting, insurance, tax, environmental or other similar professional advice.

We have been engaged to render certain financial advisory services to the Special Committee of the Board of Directors of CCIT II with respect to the proposed Merger and will receive a fee from CCIT II for our services, a substantial portion of which will become payable only if the Merger is consummated. We will also receive a fee on delivery of this opinion and this fee will be credited in full against any advisory fees paid in connection with the Merger. In addition, CCIT II has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have not been engaged by either CCIT II or GCEAR in the past to provide any financial advisory services nor have we received any compensation from either CCIT II or GCEAR for any other services rendered other than those services described herein.

This opinion has been approved by a committee of CCG’s investment banking and other professionals in accordance with our customary practices. This opinion is solely for the information and use of the Special Committee of the Board of Directors of CCIT II in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by CCIT II to enter into the Agreement and does not and shall not constitute a recommendation to any holder of CCIT II Common Stock as to how such holder should vote in connection with the Merger. Our opinion may not be summarized, excerpted from, or otherwise publicly referred to without our prior written consent, except that this opinion may be reproduced in full and described in any proxy statement mailed or provided to the holders of CCIT II Common Stock in connection with the transactions contemplated by the Agreement.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and such other factors we deem to be relevant, it is our opinion that, as of the date hereof, the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the holders of CCIT II Common Stock (other than the shares thereof cancelled in accordance with the terms of the Agreement).

Very truly yours,

/s/ The CenterCap Group, LLC

THE CENTERCAP GROUP, LLC

Annex E

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this Annex, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to GCEAR and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the proxy statement/prospectus, of which this Annex E forms a part. References to “Notes” in this Annex are to the notes to GCEAR’s Financial Statements as of and for the years ended December 21, 2019 and 2018 or to GCEAR’s Financial Statements as of and for the Three and Nine Months ended September 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the proxy statement/prospectus. In connection with the EA Mergers, we were the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes, as discussed in Note 4, Real Estate. Thus, the financial information set forth herein subsequent to the EA Mergers reflects results of the combined entity, and the financial information set forth herein prior to the EA Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the proxy statement/prospectus.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Year Ended December 31, 2019

Overview

We are a public, non-traded REIT that invests primarily in business essential properties significantly occupied by a single tenant, diversified by corporate credit, physical geography, product type and lease duration. As a result of the Self-Administration Transaction, we are now self-managed and we acquired the advisory, asset management and property management business of GRECO. As of December 31, 2019, we have 42 employees.

On April 30, 2019, we, through Globe Merger Sub, completed the EA Mergers with EA-1. In connection with the EA Mergers, each issued and outstanding share of EA-1’s common stock (or fraction thereof) was converted into 1.04807 shares of our newly created Class E common stock, $0.001 par value per share, and each issued and outstanding share of EA-1’s Series A cumulative perpetual convertible preferred stock was converted into one share of our newly created Series A Preferred Shares. Also on April 30, 2019, each EA-1 Operating Partnership unit outstanding converted into 1.04807 GCEAR Class E OP Units and each unit outstanding in the GCEAR II Operating Partnership converted into one unit of like class in the GCEAR Operating Partnership.

As of December 31, 2019, our real estate portfolio consisted of 99 properties in 25 states and 118 lessees consisting substantially of office, warehouse, and manufacturing facilities and two land parcels held for future development with a combined acquisition value of approximately $4.2 billion, including the allocation of the purchase price to above and below-market lease valuation. Our net rent for the 12-month period subsequent to December 31, 2019 is approximately $276.7 million with approximately 65.5% generated by properties leased to tenants and/or guarantors or entities whose non-guarantor parent companies have investment grade or what management believes are generally equivalent ratings. Our portfolio, based on square footage, is approximately 91.3% leased as of December 31, 2019, with a weighted average remaining lease term of 7.36 years, weighted average annual rent increases of approximately 2.2%, and a debt to total real estate acquisition value of 48.6% as defined in our credit agreement.

Inflation

The real estate market has not been affected significantly by inflation in the past several years due to the relatively low inflation rate. However, in the event inflation does become a factor, we expect that our leases typically will not include provisions that would protect us from the impact of inflation. We will attempt to acquire properties with leases that require the tenants to pay, directly or indirectly, all operating expenses and certain capital expenditures, which will protect us from increases in certain expenses, including, but not limited to, material and labor costs. In addition, we will attempt to acquire properties with leases that include rental rate increases, which will act as a potential hedge against inflation.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to GAAP in the United States as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification. The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

The following critical accounting policies discussion reflects what we believe are the most significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements. This discussion of our critical accounting policies is intended to supplement the description of our accounting policies in the footnotes to our consolidated financial statements and to provide additional insight into the information used by management when evaluating significant estimates, assumptions, and judgments. For further discussion on our significant accounting policies, see Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

Real Estate—Valuation and Purchase Price Allocation

When we acquire operating properties, we allocate the purchase price on an asset acquisition to the various components of the acquisition based upon the relative fair value of each component. The components typically include land, building and improvements, tenant improvements, intangible assets related to above and below market leases, intangible assets related to in-place leases, debt and other assumed assets and liabilities. Transaction costs are capitalized as a component of the cost of the asset acquisition.

We allocate the purchase price to the relative fair value of the tangible assets of a property by valuing the property as if it were vacant. This “as-if vacant” value is estimated using an income, or discounted cash flow, approach that relies upon Level 3 inputs, which are unobservable inputs based on our assumptions about the assumptions a market participant would use. These Level 3 inputs include discount rates, capitalization rates, market rents and comparable sales data for similar properties. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions.

In determining the relative fair value of intangible lease assets or liabilities, we also consider Level 3 inputs. Acquired above- and below-market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases, if applicable. The estimated relative fair value of acquired in-place at-market tenant leases are the costs that would have been incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property that would be incurred to lease the property to its occupancy level at the time of its acquisition. Acquisition costs associated with an asset acquisition are capitalized as a component of the transaction.

The difference between the relative fair value and the face value of debt assumed in connection with an acquisition is recorded as a premium or discount and amortized to “interest expense” over the life of the debt assumed. The valuation of assumed liabilities is based on our estimate of the current market rates for similar liabilities in effect at the acquisition date.

For acquisitions that do not meet the accounting criteria of an asset acquisition, acquisition costs are expensed as incurred.

Impairment of Real Estate and Related Intangible Assets and Liabilities

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management will assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent the carrying value exceeds the estimated fair value of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. As of December 31, 2019, we recorded an impairment provision related to the building and land on two properties. See Note 4, Real Estate for details.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, we will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.

Tenant reimbursement revenue, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease (collectively “Recoverable Expenses”), is recognized as revenue when the additional rent is due. Recoverable Expenses to be reimbursed by a tenant are determined based on our estimate of the property’s operating expenses for the year, pro-rated based on leased square footage of the property, and are collected in equal installments as additional rent from the tenant, pursuant to the terms of the lease. Quarterly, we reconcile the amount of additional rent paid by the tenant during the year to the actual amount of Recoverable Expenses incurred by us for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances, the lease may restrict the amount we can recover from the tenant such as a cap on certain or all property operating expenses.

Recently Issued Accounting Pronouncements

See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

Results of Operations

Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets. Leases that comprise approximately 0.4% of our base rental revenue will expire during the period from January 1, 2020 to December 31, 2020. We assume, based upon internal renewal probability estimates, that some of our tenants will renew and others will vacate and the associated space will be re-let subject to market leasing assumptions. Using the aforementioned assumptions, we expect that the rental rates on the respective new leases may vary from the rates under existing leases expiring during the period from January 1, 2020 to December 31, 2020 thereby resulting in revenue that may differ from the current in-place rents.

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management, and operations of properties other than those listed in “Risk Factors” in the proxy statement/prospectus.

Same Store Analysis

For the year ended December 31, 2019, our “Same Store” portfolio consisted of 69 properties, encompassing approximately 17.6 million square feet, with an acquisition value of $2.7 billion and net rents of $181.0 million (for the 12-month period subsequent to December 31, 2019). Our “Same Store” portfolio includes properties which were held for a full period for all periods presented. The following table provides a comparative summary of the results of operations for the 69 properties for the years ended December 31, 2019 and 2018 (dollars in thousands):

	Year Ended December 31,		Increase/(Decrease)	Percentage Change
	2019	2018
Rental income	$285,999	$313,216	$(27,217)	(9)%
Property operating expense	46,851	46,149	702	2%
Property tax expense	30,880	41,980	(11,100)	(26)%
Impairment provision	30,734	—	30,734	100%
Depreciation and amortization	99,348	110,452	(11,104)	(10)%
Interest expense	8,364	8,830	(466)	(5)%

Rental Income

The decrease in rental income of approximately $27.2 million compared to the same period a year ago primarily is a result of (1) approximately $21.5 million in expirations and termination of leases in the current year; and (2) $11.2 million of property expense recoveries primarily the result of the adoption of ASC 842, resulting in the change in reporting for real estate taxes that are paid directly by a lessee to a third party, from a gross basis to a net basis recorded in the current period; offset by (3) approximately $2.0 million of write-offs/expirations of intangibles in the prior period; and (4) an approximately $1.6 million increase in termination income in the current period.

Property Tax Expense

The decrease in property tax expense of approximately $11.1 million compared to the same period a year ago is primarily the result of approximately $11.2 million related to the adoption of ASC 842 and the change in reporting for real estate taxes that are paid directly by a lessee to a third party, from a gross basis to a net basis for 21 of our properties.

Impairment Provision

The increase in impairment provision of approximately $30.7 million compared to the same period a year ago is the result of two impairment provisions recorded during the current year at the 2200 Channahon Road and Houston Way I properties.

Depreciation and Amortization

The decrease in depreciation and amortization of approximately $11.1 million is primarily as a result of early lease terminations in the prior year and assets fully depreciated in the current year.

Interest Expense

The decrease in interest expense of approximately $0.5 million as compared to the same period in the prior year is primarily the result of one mortgage loan payoff during the year ended December 31, 2018 and principal payments.

Portfolio Analysis

In connection with the EA Mergers, we were the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes, as discussed in Note 4, Real Estate. Thus, the financial information set forth herein subsequent to the EA Mergers reflects results of the combined entity, and the financial information set forth herein prior to the EA Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful.

Comparison of the Years Ended December 31, 2019 and 2018

The following table provides summary information about our results of operations for the years ended December 31, 2019 and 2018 (dollars in thousands):

	Year Ended December 31,		Increase/(Decrease)	Percentage Change
	2019	2018
Rental income	$387,108	$336,359	$50,749	15%
Property operating expense	55,301	49,509	5,792	12%
Property tax expense	37,035	44,662	(7,627)	(17)%
Asset management fees to affiliates	—	23,668	(23,668)	(100)%
Property management fees to affiliates	—	9,479	(9,479)	(100)%
Property management fees to non-affiliates	3,528	—	3,528	100%
Self administration transaction expense	—	1,331	(1,331)	100%
General and administrative expenses	26,078	6,968	19,110	274%
Corporate operating expenses to affiliates	2,745	3,594	(849)	(24)%
Depreciation and amortization	153,425	119,168	34,257	29%
Gain from disposition of assets	29,938	1,231	28,707	2,332%
Impairment provision	30,734	—	30,734	100%
Interest expense	73,557	55,194	18,363	33%

Rental Income

The increase in rental income of approximately $50.7 million compared to the same period a year ago is primarily the result of (1) approximately $75.3 million as a result of the EA Mergers and four properties acquired subsequent to January 2018, (2) a termination income increase in the same period a year ago of approximately $11.1 million, primarily the result of a termination at the 30 Independence Boulevard property, and (3) approximately $2.0 million in write-offs/expiring of above/below market intangibles; offset by (4) approximately $22.0 million in lease expirations, net of leases signed during the year ($8.1 million), (5) $14.9 million of property expense recoveries primarily the result of the adoption of ASC 842 and the change in reporting for real estate taxes that are paid directly by a lessee to a third party, from a gross basis to a net basis recorded in the current period, and (6) approximately $3.1 million related to three properties sold subsequent to January 1, 2019.

Property Operating Expense

The increase in property operating expense of approximately $5.8 million compared to the same period a year ago is primarily the result of approximately $5.9 million primarily related to the EA Mergers and four properties acquired subsequent to January 2018.

Property Tax Expense

The decrease in property tax expense of approximately $7.6 million compared to the same period a year ago is primarily the result of (1) $14.9 million of property expense recoveries excluded from the current year as a result of the adoption of ASC 842 and the change in reporting for real estate taxes that are paid directly by a lessee to a third party, from a gross basis to a net basis recorded in the current period; offset by (2) an increase of approximately $7.6 million related to the EA Mergers.

Property & Asset Management Fees to Affiliates

The decrease in property and asset management fees to affiliates is a result of the Self-Administration Transaction. As part of the Self-Administration Transaction, we became self-managed and acquired the advisory, asset management and property management business of GRECO. Thus, no affiliated property and asset management fees were incurred during 2019. See Note 1, Organization, for details.

Property Management Fees to Non-Affiliates

The increase in property management fees to non-affiliates is a result of the Self-Administration Transaction. As part of the Self-Administration Transaction, we became self-managed and responsible to pay property management fees to non-affiliates. See Note 1, Organization, for details.

Self-Administration Transaction

Self-Administration Transaction expenses for the year ended December 31, 2019 decreased by approximately $1.3 million compared to the same period a year ago primarily as a result of legal and professional service fees incurred in connection with the Self-Administration Transaction. See Note 3, Self Administration Transaction, for additional details.

General and Administrative Expenses

The increase in general and administrative expenses of approximately $19.1 million compared to the same period a year ago is primarily the result of (1) approximately $13.8 million in corporate payroll as a result of the Self-Administration Transaction (see Note 1, Organization, for details); and (2) approximately $2.6 million in restricted stock unit expense as a result of RSUs issued to our executive officers in May 2019.

Corporate Operating Expenses to Affiliates

The decrease in corporate operating expenses to affiliates of approximately $0.8 million is a result of a decrease in corporate salary allocation from our former advisor related to the Self-Administration Transaction. See Note 1, Organization, for details.

Depreciation and Amortization

The increase in depreciation and amortization of approximately $34.3 million compared to the same period a year ago is primarily the result of (1) approximately $46.0 million related to the EA Mergers, properties acquired during 2018 and the amortization of the management contract intangible; and (2) approximately $1.7 million in fixed assets additions during the current year; partially offset by (3) approximately $12.7 million in fully depreciated/terminated assets during the current year; and (4) approximately $0.7 million in property sales.

Gain from Disposition of Assets

The increase in gain from disposition of assets of approximately $28.7 million compared to the same period a year ago is primarily the result of the sale of the 7601 Technology Way and 2160 Grand Avenue properties.

Impairment Provision

The increase in impairment provision of approximately $30.7 million compared to the same period a year ago is primarily the result of two impairment provisions recorded during the current year at the 2200 Channahon Road and 11210 Equity Drive properties. See Note 4, Real Estate for details.

Interest Expense

The increase of approximately $18.4 million in interest expense as compared to the same period in the prior year is primarily the result of (1) approximately $13.3 million as a result of the assumption of the AIG Loan II and BOA/KeyBank Loan and write offs of deferred financing costs related to the EA Mergers; and (2) approximately $6.0 million in higher LIBOR in the current quarter; offset by (3) approximately $1.0 million as a result of favorable swap positions during the current period and principal mortgage loan payments.

For additional information related to a comparison of the Company’s results for the years ended December 31, 2018 and 2017, please see the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on March 14, 2019, which information under that section is incorporated herein by reference.

Funds from Operations and Adjusted Funds from Operations

See Annex G to this proxy statement/prospectus for a discussion of FFO and AFFO for the years ended December 31, 2019, 2018 and 2017.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of operating and capital expenses, including costs associated with re-leasing a property, distributions, including preferred equity distributions and redemptions, and for the payment of debt service on our outstanding indebtedness, including repayment of the GCEAR Credit Agreement, and property secured mortgage loans. Generally, cash needs for items, other than property acquisitions, will be met from operations and our revolving credit facility. See “Parties to the REIT Merger—Griffin Capital Essential Asset REIT, Inc” in this proxy statement/prospectus for the status of the GCEAR DRP. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to repay debt as allowed under the loan agreements or temporarily invest in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Offering

On September 20, 2017, we commenced a follow-on offering of up to $2.2 billion of shares, consisting of up to $2.0 billion of shares in our primary offering and $0.2 billion of shares pursuant to the GCEAR DRP. Pursuant to our follow-on offering, we offered to the public four new classes of shares of common stock: Class T shares, Class S shares, Class D shares, and Class I shares with NAV-based pricing. The share classes have different selling commissions, dealer manager fees, and ongoing distribution fees and eligibility requirements. We are also offering all share classes pursuant to the GCEAR DRP.

In connection with a potential strategic transaction, on February 26, 2020, the GCEAR Board approved the temporary suspension of (i) the primary portion of our follow-on offering, effective February 27, 2020; (ii) the GCEAR SRP, effective March 28, 2020; and (iii) the GCEAR DRP, effective March 8, 2020. For the first quarter of 2020 only, those redemptions sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation will be honored in accordance with the terms of the GCEAR SRP, and the GCEAR SRP shall be officially suspended as of March 28, 2020. The GCEAR DRP shall be officially suspended as of March 8, 2020. All subsequent distributions, other than the stock distribution declared by the GCEAR Board on December 18, 2019, to be paid on April 1, 2020, will be paid in cash. The GCEAR SRP and GCEAR DRP shall remain suspended until such time, if any, as the GCEAR Board may approve the resumption of the GCEAR SRP and GCEAR DRP. The GCEAR Board reserves the right to recommence our follow-on offering in the retail marketplace, if appropriate and at the appropriate time.

Second Amended and Restated Credit Agreement

On April 30, 2019, we, through the GCEAR Operating Partnership, entered into the GCEAR Credit Agreement related to a revolving credit facility and the term loans with a syndicate of lenders, under which KeyBank serves as administrative agent.

Pursuant to the GCEAR Credit Agreement, the Company was provided with a revolving credit facility in an initial commitment amount of $750.0 million, a five-year term loan (the “2023 Term Loan”) in an initial commitment amount of $200.0 million, a five-year term loan (the “2024 Term Loan”) in an initial commitment amount of $400.0 million, and a seven-year term loan (the “2026 Term Loan”) in an initial commitment amount of $150.0 million which commitments may be increased under certain circumstances up to a maximum total commitment of $2.0 billion. Any increase in the total commitment will be allocated to our revolving credit facility and/or the term loans in such amounts as the GCEAR Operating Partnership and KeyBank may determine. The KeyBank Loans are evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the commitment amount must be made in amounts of not less than $25.0 million, and increases of $25.0 million in increments in excess thereof, provided that such increases do not exceed the maximum total commitment amount of $2.0 billion. The GCEAR Operating Partnership may also reduce the amount of the revolving commitment in increments of $50.0 million, provided that at no time will our revolving credit facility be less than $150.0 million, and such a reduction will preclude the GCEAR Operating Partnership’s ability to later increase the commitment amount. Our revolving credit facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty.

Our revolving credit facility has an initial term of approximately three years, maturing on June 28, 2022. Our revolving credit facility may be extended for a one-year period if certain conditions are met and the GCEAR Operating Partnership pays an extension fee. Payments under our revolving credit facility are interest only and are due on the first day of each quarter. Amounts borrowed under our revolving credit facility may be repaid and reborrowed, subject to the terms of the GCEAR Credit Agreement.

The 2023 Term Loan has an initial term of approximately four years, maturing on June 28, 2023. Payments under the 2023 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2023 Term Loan may not be repaid and reborrowed.

The 2024 Term Loan has an initial term of five years, maturing on April 30, 2024. Payments under the 2024 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2024 Term Loan may not be repaid and reborrowed.

The 2026 Term Loan has an initial term of seven years, maturing on April 30, 2026. Payments under the 2026 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2026 Term Loan may not be repaid and reborrowed.

The KeyBank Loans have an interest rate calculated based on LIBOR plus the applicable LIBOR margin, as provided in the GCEAR Credit Agreement, or the base rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the GCEAR Operating Partnership, us, and our subsidiaries, as disclosed in the periodic compliance certificate provided to our administrative agent each quarter. If the GCEAR Operating Partnership obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor’s Rating Services, Moody’s Investors Service, Inc., or Fitch, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.

LIBOR is expected to be discontinued after 2021. As of December 31, 2019, our KeyBank Loans and $425.0 million in notional value of derivatives are indexed to LIBOR which mature after 2021. The agreement governing our KeyBank Loans provides procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR. The International Swaps and Derivatives Association is expected to issue protocols to allow swap parties to amend their existing contracts. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure that any transition away from LIBOR will have minimal impact on our financial condition, but we can provide no assurances regarding the impact of the discontinuation of LIBOR.

As of December 31, 2019, the remaining capacity pursuant to our revolving credit facility was $260.5 million.

Derivative Instruments

As discussed in Note 7, Interest Rate Contracts, we entered into interest rate swap agreements to hedge the variable cash flows associated with certain existing or forecasted, LIBOR-based variable-rate debt, including the GCEAR Credit Agreement. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and forecasted issuances of debt. The ineffective portion of the change in the fair value of the derivatives is recognized directly in earnings.

The following table sets forth a summary of the interest rate swaps at December 31, 2019 and December 31, 2018 (dollars in thousands):

Derivative Instrument	Effective Date	Maturity Date	Interest Strike Rate	Fair Value (1)		Current Notional Amount
				December 31,		December 31,
				2019	2018	2019	2018
Assets/(Liabilities):
Interest Rate Swap	7/9/2015	7/1/2020	1.69%	$(43)	$5,245	$425,000	$425,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(7,038)	(1,987)	125,000	125,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(5,651)	(1,628)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.83%	(5,665)	(1,636)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.84%	(5,749)	(1,711)	100,000	100,000

Total				$(24,146)	$(1,717)	$850,000	$850,000

(1)

We record all derivative instruments on a gross basis in the consolidated balance sheets, and accordingly, there are no offsetting amounts that net assets against liabilities. As of December 31, 2019, derivatives in a liability position are included in the line item “Interest rate swap liability,” in the consolidated balance sheets at fair value.

Perpetual Convertible Preferred Shares

Upon consummation of the EA Mergers, we issued 5,000,000 Series A Preferred Shares to the Purchaser (defined below). We assumed the purchase agreement (the “Purchase Agreement”) that EA-1 entered into on August 8, 2018 (the “First Issuance Date”) with SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13(H) (acting through Kookmin Bank as trustee) (the “Purchaser”) and Shinhan BNP Paribas Asset Management Corporation, as an asset manager of the Purchaser, pursuant to which the Purchaser agreed to purchase an aggregate of 10,000,000 shares of EA-1 Series A Cumulative Perpetual Convertible Preferred Stock at a price of $25.00 per share (the “EA-1 Series A Preferred Shares”) in two tranches, each comprising 5,000,000 EA-1 Series A Preferred Shares.

Pursuant to the Purchase Agreement, the Purchaser has agreed to purchase an additional 5,000,000 Series A Preferred Shares (the “Second Issuance”) at a later date (the “Second Issuance Date”) for an additional purchase price of $125 million subject to approval by the Purchaser’s internal investment committee and the satisfaction of the conditions in the Purchase Agreement, including, but not limited to, the execution of an Ownership Limit Exemption Agreement. Pursuant to the Purchase Agreement, the Purchaser is generally restricted from transferring the Series A Preferred Shares or the economic interest in the Series A Preferred Shares for a period of five years from the closing date. See Note 12, Perpetual Convertible Preferred Shares, for details.

Distributions

Subject to the terms of the applicable articles supplementary, the holders of the Series A Preferred Shares are entitled to receive distributions quarterly in arrears at a rate equal to one-fourth (1/4) of the applicable varying rate, as follows:

i.

an initial annual distribution rate of 6.55%, or if our board of directors decides to proceed with the Second Issuance, 6.55% from and after the Second Issuance Date until the five year anniversary of the First Issuance Date, or if the Second Issuance occurs, the five year anniversary of the Second Issuance Date (the “Reset Date”), subject to paragraphs (iii) and (iv) below;

ii.	6.75% from and after the Reset Date, subject to paragraphs (iii) and (iv) below;

iii.

if a listing of our shares of common stock or the Series A Preferred Shares on a national securities exchange registered under Section 6(a) of the Exchange Act, does not occur by August 1, 2020. 7.55% from and after August 2, 2020 and 7.75% from and after the Reset Date, subject to certain conditions as set forth in the articles supplementary; or

iv.	if a listing does not occur by August 1, 2021, 8.05% from and after August 2, 2021 until the Reset Date, and 8.25% from and after the Reset Date.

See Note 12, Perpetual Convertible Preferred Shares, for further discussion regarding the Series A Preferred Shares.

Other Potential Future Sources of Capital

Other potential future sources of capital include proceeds from potential private or public offerings of our stock or GCEAR OP Units, proceeds from secured or unsecured financings from banks or other lenders, including debt assumed in a real estate acquisition transaction, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon our current financing and income from operations.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of December 31, 2019 (in thousands):

	Payments Due During the Years Ending December 31,
	Total	2020	2021-2022	2023-2024	Thereafter
Outstanding debt obligations (1)	$1,979,072	$6,881	$19,216	$776,321	$1,176,654
Interest on outstanding debt obligations (2)	446,764	74,683	147,234	114,807	110,040
Interest rate swaps (3)	24,527	2,041	9,815	9,815	2,856
Ground lease obligations	296,512	1,510	3,062	3,833	288,107

Total	$2,746,875	$85,115	$179,327	$904,776	$1,577,657

(1)	Amounts only include principal payments. The payments on our mortgage debt do not include the premium/discount or debt financing costs.

(2)

Projected interest payments are based on the outstanding principal amounts at December 31, 2019. Projected interest payments on our revolving credit facility and term loan are based on the contractual interest rates in effect at December 31, 2019.

(3)	The interest rate swaps contractual commitment was calculated based on the swap rate less the LIBOR as of December 31, 2019.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with operating cash flows generated from our properties and draws from the KeyBank Loans. See “Parties to the REIT Merger—Griffin Capital Essential Asset REIT, Inc” in this proxy statement/prospectus for the status of the GCEAR DRP.

Our cash, cash equivalents and restricted cash balances increased by approximately $49.0 million during the year ended December 31, 2019 and were primarily used in or provided by the following (in thousands):

	Year Ended December 31,
	2019	2018	Change
Net cash provided by operating activities	$160,849	$120,859	$39,990
Net cash provided by (used in) investing activities	$85,818	$(194,496)	$280,314
Net cash used in financing activities	$(197,692)	$(76,945)	$(120,747)

Operating Activities. Cash flows provided by operating activities are primarily dependent on the occupancy level, the rental rates of our leases, the collectability of rent and recovery of operating expenses from our tenants, and the timing of acquisitions. During the year ended December 31, 2019, we generated $160.8 million in cash from operating activities compared to $120.9 million for the year ended December 31, 2018. Net cash provided by operating activities before changes in operating assets and liabilities for the year ended December 31, 2019 increased by approximately $40.9 million to approximately $174.0 million compared to approximately $133.1 million for the year ended December 31, 2018.

Investing Activities. Cash provided by investing activities for the years ended December 31, 2019 and 2018 consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	Increase (decrease)
Sources of cash provided by investing activities:
Disposition of properties	$139,446	$11,442	$128,004
Cash acquired in connection with the EA Mergers, net of acquisitions costs	25,320	—	25,320
Distributions of capital from investment in unconsolidated entities	14,603	7,691	6,912
Restricted reserves	1,039	(357)	1,396

Total sources of cash provided by investing activities	$180,408	$18,776	$161,632
Uses of cash for investing activities:
Property acquisitions, and payments for construction in progress	$(85,121)	$(206,648)	$121,527
Investment in unconsolidated joint venture	—	(3,274)	3,274
Real estate acquisition deposits	(1,047)	(3,350)	2,303
Purchase of investments	(8,422)	—	(8,422)

Total uses of cash provided by investing activities	$(94,590)	$(213,272)	$118,682

Net cash provided by investing activities	$85,818	$(194,496)	$280,314

Financing Activities. Cash used in financing activities for the years ended December 31, 2019 and 2018 consisted of the following (in thousands):

	Year Ended December 31,
	2019	2018	Increase (decrease)
Sources of cash provided by financing activities:
Proceeds from borrowings under the KeyBank Loans	$942,854	$—	$942,854
Issuance of common stock, net of discounts and underwriting costs	8,826	—	8,826
Principal payoff of mortgage loans	—	(18,954)	18,954

Total sources of cash provided by financing activities	$951,680	$(18,954)	$970,634
Uses of cash provided by financing activities:
Principal repayments under the Unsecured Credit Facility - EA-1	$(715,000)	$(106,253)	$(608,747)
Principal payoff of Revolver Loan	(104,439)	—	(104,439)
Principal amortization payments on secured indebtedness	(6,577)	(6,494)	(83)
Borrowings under the Unsecured Credit Facility	—	96,100	(96,100)
Issuance of perpetual convertible preferred shares, net of offering costs	—	120,041	(120,041)
Repurchase of common stock	(200,013)	(83,574)	(116,439)
Distributions paid to common stockholders, preferred unit holders and noncontrolling interest holders	(115,169)	(77,787)	(37,382)
Deferred financing costs	(5,737)	(24)	(5,713)
Acquisition deposits	(2,384)	—	(2,384)
Repurchase of noncontrolling interest	(53)	—	(53)

Total sources of cash used by financing activities	$(1,149,372)	$(57,991)	$(1,091,381)

Net cash used by financing activities	$(197,692)	$(76,945)	$(120,747)

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by the GCEAR Board. We expect to continue to pay distributions monthly based on daily declaration and record dates. We expect to pay distributions regularly unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of the GCEAR Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Internal Revenue Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

Distributions may be funded with operating cash flow from our properties, offering proceeds raised in our follow-on offering or any future public offerings, or a combination thereof. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid, and cash flow provided by operating activities during the year ended December 31, 2019 and year ended December 31, 2018 (dollars in thousands):

	Year Ended December 31, 2019			Year Ended December 31, 2018
Distributions paid in cash—noncontrolling interests	$16,865			$4,737
Distributions paid in cash—common stockholders	90,116			71,822
Distributions paid in cash—preferred stockholders	8,188			1,228
Distributions of DRP	41,060			40,838

Total distributions	$156,229	(1)		$118,625

Source of distributions (2)
Paid from cash flows provided by operations	$115,169		74%	$77,787	66%
Offering proceeds from issuance of common stock pursuant to the DRP	41,060		26%	40,838	34%

Total sources	$156,229	(3)	100%	$118,625	100%

Net cash provided by operating activities	$160,849			$120,859

(1)

Distributions are paid on a monthly basis in arrears. Distributions for all record dates of a given month are paid on or about the first business day of the following month. Total cash distributions declared but not paid as of December 31, 2019 were $15.5 million for common stockholders and noncontrolling interests.

(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(3)	Allocation of total sources are calculated on a quarterly basis.

For the year ended December 31, 2019, we paid and declared cash distributions of approximately $130.1 million to common stockholders including shares issued pursuant to the GCEAR DRP, and approximately $17.9 million to the limited partners of the GCEAR Operating Partnership, as compared to FFO, net of noncontrolling interest distributions and AFFO for the year ended December 31, 2019 of approximately $175.4 million and $153.5 million, respectively. The payment of distributions from sources other than FFO or AFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds. From our inception through December 31, 2019, we paid approximately $740.5 million of cumulative distributions (excluding preferred distributions), including approximately $293.8 million reinvested through the GCEAR DRP, as compared to net cash provided by operating activities of approximately $464.0 million.

Off-Balance Sheet Arrangements

As of December 31, 2019, we had approximately $8.2 million in an outstanding letter of credit which is not reflected on our balance sheet.

Subsequent Events

See Note 18, Subsequent Events, to the consolidated financial statements.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Nine Months Ended September 30, 2020

Overview

We are a public, internally managed, non-traded REIT that invests primarily in business essential office and industrial properties significantly occupied by a single tenant, diversified by corporate credit, physical geography, product type and lease duration. As of September 30, 2020, we have 43 employees. The GCEAR Operating Partnership and GRECO are our subsidiaries and are the entities through which we conduct our business. The GCEAR Operating Partnership owns, directly or indirectly, all of the properties that we have acquired.

As of September 30, 2020, our real estate portfolio consisted of 99 properties in 25 states and 114 lessees consisting substantially of office, warehouse, and manufacturing facilities and two land parcels held for future development with a combined acquisition value of approximately $4.2 billion, including the allocation of the purchase price to above and below-market lease valuation. Our net rent for the 12-month period subsequent to September 30, 2020 was approximately $287.8 million with approximately 59.4% generated by properties leased to tenants and/or guarantors or entities whose non-guarantor parent companies have investment grade or what management believes are generally equivalent ratings. Our portfolio, based on square footage, is approximately 88.6% leased as of September 30, 2020, with a weighted average remaining lease term of 7.0 years, weighted average annual rent increases of approximately 2.1%, and a Consolidated Leverage Ratio of 52.1% as defined in the GCEAR Credit Agreement.

COVID-19

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it will impact our tenants and business partners. While we did not incur significant disruptions during the three months ended September 30, 2020 from the COVID-19 pandemic, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operations and cash flows due to numerous uncertainties. These uncertainties include the scope, severity and duration of the outbreak, the actions taken to contain the pandemic or mitigate its impact and the direct and indirect economic effects of the pandemic and containment measures, among others. The COVID-19 pandemic in many countries, including the United States, has significantly adversely impacted global economic activity and has contributed to volatility and negative pressure in financial markets. The global impact of the pandemic has been rapidly evolving and, as cases of COVID-19 have continued to be identified, many countries, including the United States, have reacted by instituting various levels of quarantines, business and school closures and travel restrictions. Certain states and cities, including those where we own properties and where our principal place of business is located, have instituted similar measures, including various levels of “shelter in place” rules, and restrictions on the types of business that may continue to operate at full capacity. We cannot predict when restrictions currently in place will be lifted to some extent or entirely. As a result, the COVID-19 pandemic is negatively impacting almost every industry directly or indirectly, including industries in which the Company and our tenants operate.

We cannot predict the impact that the COVID-19 pandemic will have on our tenants and other business partners; however, any material effect on these parties could adversely impact us. As of November 1, 2020, we received July-October rent payments from 100% of our portfolio. In addition, we have received a number of short-term rent relief inquiries from our tenants, most often in the form of rent deferral inquiries, or requests for further discussion from tenants. We believe some of these inquiries were opportunistic in nature and may not have been as a result of a direct financial need due to the outbreak. As of October 1, 2020, we granted two of these deferral requests that deferred three months of rent to be collected during 2021 without interest and represented less than

1.0% of total revenue for the nine months ended September 30, 2020. While there are no current active short-term rent relief inquiries, we are unable to predict the amount of future rent relief inquiries and the July-September collections and rent relief requests to-date may not be indicative of collections or requests in any future period. Additionally, not all tenant inquiries will ultimately result in lease concessions.

Our primary focus continues to be protecting the health and well-being of our employees and ensuring that there is limited operational disruption as a result of the COVID-19 pandemic. Some of the primary steps we have taken to accomplish these objectives were: (1) initially instituting elective telework arrangements and then following with mandatory telework arrangements with minor exceptions for certain “essential” business functions, (2) capital investment in technology solutions and hardware, as necessary, to allow for a fully remote workforce, (3) mandatory self-quarantines where necessary, (4) recommendations and FAQs to all employees regarding best practices to avoid infection, as well as steps to take in the event of an infection, (5) temporary prohibition of business travel, other than essential business travel approved by management, and (6) creation of an internal COVID-19 task force that meets weekly to discuss additional safety measures to ensure the safe return of our employees to the office, which plans will be finalized in accordance with applicable local guidelines, when such guidelines are established.

For further discussion regarding risks that COVID-19 directly or indirectly may pose to our business, refer to “Risk Factors” in the proxy statement/prospectus.

NAV and NAV per Share Calculation

The GCEAR Board, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP as applicable to our financial statements. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets and liabilities are calculated for the purposes of determining our NAV per share, the calculation is generally in accordance with GAAP principles set forth in ASC 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry practices, there is no established guidance among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

On February 26, 2020, the GCEAR Board approved the temporary suspension of (i) the primary portion of our follow-on offering, effective February 27, 2020; (ii) the GCEAR SRP, effective March 28, 2020; and (iii) the GCEAR DRP, effective March 8, 2020. Redemptions sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation were honored in the first quarter of 2020 in accordance with the terms of the GCEAR SRP. Our follow-on offering terminated with the expiration of the registration statement on September 20, 2020. On July 16, 2020, the GCEAR Board approved the (i) reinstatement of the GCEAR DRP, effective July 27, 2020; (ii) amendment of the GCEAR DRP to allow for the use of the most recently published NAV per share of the applicable share class available at the time of reinvestment as the DRP purchase price for each share class; and (iii) partial reinstatement of the GCEAR SRP, effective August 17, 2020. After March 31, 2020, we (i) ceased publishing a daily updated estimate of our NAV per share; (ii) are continuing our internal procedures for calculating NAV per share; and (iii) will continue to publish updated estimates of our NAV per share on a quarterly basis. We published our updated September 30, 2020 NAV per share on October 20, 2020.

Prior to the suspension (and subsequent expiration) of our follow-on offering, we were offering to the public four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares with NAV-based pricing. The share classes had different selling commissions, dealer manager fees and ongoing distribution fees. Our NAV is calculated for each of these classes and our Class A shares, Class AA shares, Class AAA shares and Class E shares after the end of each business day that the New York Stock Exchange is open for unrestricted trading, by our NAV Accountant, ALPS Fund Services, Inc., a third-party firm approved by the GCEAR Board, including a majority of our independent directors. The GCEAR Board, including a majority of our independent directors, may replace our NAV Accountant with another party, if it is deemed appropriate to do so. The GCEAR Board, including a majority of the independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV.

At the end of each such trading day, before taking into consideration accrued distributions or class-specific expense accruals, any change in the aggregate company NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate company NAV plus issuances of shares that were effective the previous trading day. Changes in the aggregate company NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the fair value of our real property portfolio and our management company, any applicable organization and offering costs and any expense reimbursements, real estate-related assets and liabilities, daily accruals for income and expenses, amortization of transaction costs, and distributions to investors. Changes in our aggregate company NAV also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions. On an ongoing basis, we will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals when such financial information is available.

Our most significant source of net income is property income. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. For the first month following a property acquisition, we calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For the purpose of calculating our NAV, all organization and offering costs reduce NAV as part of our estimated income and expense accrual. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.

We will include the fair value of our liabilities as part of our NAV calculation. Our liabilities include, without limitation, property-level mortgages, interest rate swaps, accrued distributions, the fees payable to the dealer manager, accounts payable, accrued company-level operating expenses, any company or portfolio-level financing arrangements and other liabilities. Liabilities will be valued using widely accepted methodologies specific to each type of liability. Our mortgage debt and related derivatives, if any, will typically be valued at fair value in accordance with GAAP.

Following the calculation and allocation of changes in the aggregate company NAV as described above, NAV for each class is adjusted for accrued distributions and the accrued distribution fee, to determine the current day’s NAV. The purchase price of Class T and Class S shares is equal to the applicable NAV per share plus the applicable selling commission and/or dealer manager fee. Selling commissions and dealer manager fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each trading day by the number of shares outstanding for that class on such day.

Under GAAP, we will accrue the full cost of the distribution fee as an offering cost for Class T, Class S, and Class D shares up to the 9.0% limit at the time such shares are sold. For purposes of NAV, we will recognize the distribution fee as a reduction of NAV on a daily basis as such fee is accrued. We intend to reduce the net amount of distributions paid to stockholders by the portion of the distribution fee accrued for such class of shares, so that the result is that although the obligation to pay future distribution fees is accrued on a daily basis and included in the NAV calculation, it is not expected to impact the NAV of the shares because of the adjustment to distributions.

Set forth below are the components of our daily NAV as of September 30, 2020 and June 30, 2020, calculated in accordance with our valuation procedures (in thousands, except share and per share amounts):

	September 30, 2020	June 30, 2020
Real Estate Asset Fair Value	$4,299,301	$4,295,142
Investments in Unconsolidated Entities	4,100	2,485
Goodwill (Management Company Value)	230,000	230,000
Interest Rate Swap (Unrealized Loss)	(62,478)	(64,515)
Perpetual Convertible Preferred Stock	(125,000)	(125,000)
Other Assets, net	158,843	151,250
Total Debt at Fair Value	(2,172,130)	(2,171,440)

NAV	$2,332,636	$2,317,922

Total Shares and OP Units Outstanding	262,064,167	261,628,173

NAV per share	$8.90	$8.86

Our independent valuation firm utilized the discounted cash flow approach for 97 properties and the direct capitalization approach for one property in our portfolio with a weighted average of approximately 7.0 years remaining on their existing leases. The sales comparison approach was utilized for the Lynnwood land parcel. Since the Pepsi Bottling Ventures property was acquired in February 2020, we did not obtain a valuation for such property and used purchase price in calculating our NAV, in accordance with our valuation procedures. The overall capitalization rate for the one property utilizing the direct capitalization approach during the quarter was 5.25%. The following summarizes the range of cash flow discount rates and terminal capitalization rates for the 97 properties using the discounted cash flow approach:

	Range		Weighted Average
Cash Flow Discount Rate (discounted cash flow approach)	6.00%	14.00%	7.53%
Terminal Capitalization Rate (discounted cash flow approach)	5.25%	9.75%	6.85%

The following table sets forth the changes to the components of NAV for the Company and the reconciliation of NAV changes for each class of shares (in thousands, except share and per share amounts):

	Share Classes
	Class T	Class S	Class D	Class I	Class E	IPO (1)	OP Units	Total
NAV as of June 30, 2020	$4,971	$16	$364	$16,935	$1,374,817	$636,922	$283,897	$2,317,922
Fund level changes to NAV
Unrealized gain on net assets	71	—	5	240	19,492	9,028	4,015	32,851
Unrealized gain (loss) on interest rate swaps	4	—	—	15	1,209	560	249	2,037
Dividend accrual	(36)	—	(3)	(167)	(13,647)	(6,375)	(2,806)	(23,034)
Class specific changes to NAV
Stockholder servicing fees/distribution fees	(13)	—	—	—	—	(1,042)	(8)	(1,063)

NAV as of September 30, 2020 before share/unit sale/redemption activity	$4,997	$16	$366	$17,023	$1,381,871	$639,093	$285,347	$2,328,713

Unit sale/redemption activity- Dollars
Amount sold	$15	$—	$2	$33	$3,098	$1,912	$—	$5,060
Amount redeemed and to be paid	—	—	—	—	—	—	(1,137)	(1,137)

NAV as of September 30, 2020	$5,012	$16	$368	$17,056	$1,384,969	$641,005	$284,210	$2,332,636

Shares/units outstanding as of June 30, 2020	554,114	1,802	40,583	1,890,912	154,897,501	72,269,981	31,973,282	261,628,175
Shares/units sold	1,618	—	206	3,735	348,466	216,335	—	570,360
Shares/units redeemed	—	—	—	—	—	15	(134,383)	(134,368)

Shares/units outstanding as of September 30, 2020	555,732	1,802	40,789	1,894,647	155,245,967	72,486,331	31,838,899	262,064,167

NAV per share as of June 30, 2020	$8.97	$8.97	$8.95	$8.96	$8.88	$8.81
Change in NAV per share/unit	0.05	0.04	0.05	0.04	0.04	0.03

NAV per share as of September 30, 2020	$9.02	$9.01	$9.00	$9.00	$8.92	$8.84

(1)	IPO shares include Class A, Class AA, and Class AAA shares.

Revenue Concentration

No lessee or property, based on net rents for the 12-month period subsequent to September 30, 2020, pursuant to the respective in-place leases, was greater than 4.0% as of September 30, 2020.

The percentage of net rents for the 12-month period subsequent to September 30, 2020 by state, based on the respective in-place leases, is as follows (dollars in thousands):

State	Net Rent (1) (unaudited)	Number of Properties	Percentage of Net Rent
Texas	$33,570	11	11.7%
California	29,176	6	10.1
Ohio	25,603	11	8.9
Arizona	25,293	8	8.8
Georgia	25,107	5	8.7
Illinois	22,549	9	7.8
New Jersey	18,262	5	6.3
Colorado	14,343	5	5.0
North Carolina	13,235	6	4.6
Florida	10,666	4	3.7
All Others (2)	70,030	29	24.4

Total	$287,834	99	100.0%

(1)

Net rent is based on (a) the contractual base rental payments assuming the lease requires the tenant to reimburse us for certain operating expenses or the property is self-managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are our responsibility for the 12-month period subsequent to September 30, 2020 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

(2)	On an individual basis, All Others are 3.5% or less of total net rents.

The percentage of net rent for the 12-month period subsequent to September 30, 2020, by industry, based on the respective in-place leases, is as follows (dollars in thousands):

Industry (1)	Net Rent (unaudited)	Number of Lessees	Percentage of Net Rent
Capital Goods	$39,525	19	13.7%
Retailing	28,447	8	9.9
Health Care Equipment & Services	27,278	10	9.5
Insurance	25,567	10	8.9
Consumer Services	22,322	9	7.8
Telecommunication Services	19,150	5	6.7
Diversified Financials	18,637	5	6.5
Technology Hardware & Equipment	16,317	6	5.7
Consumer Durables & Apparel	14,733	6	5.1
Energy	14,596	4	5.1
All Others (2)	61,262	32	21.1

Total	$287,834	114	100.0%

(1)	Industry classification based on the Global Industry Classification Standard.
(2)	On an individual basis, All Others are 4.1% or less of total net rents.

The percentage of net rent for the 12-month period subsequent to September 30, 2020, for the top 10 tenants, based on the respective in-place leases, is as follows (dollars in thousands):

Tenant	Net Rent (unaudited)	Percentage of Net Rent
General Electric Company	$10,123	3.5%
Wood Group Mustang, Inc.	$9,755	3.4
Southern Company Services, Inc.	$8,822	3.1
McKesson Corporation	$8,742	3.0
LPL Holdings, Inc.	$8,248	2.9
State Farm	$7,293	2.5
Digital Globe, Inc.	$7,217	2.5
Restoration Hardware	$7,073	2.5
Wyndham Hotel Group, LLC	$7,029	2.4
SB U.S. LLC	$6,614	2.3

The tenant lease expirations by year based on net rent for the 12-month period subsequent to September 30, 2020 are as follows (dollars in thousands):

Year of Lease Expiration (1)	Net Rent (unaudited)	Number of Lessees	Approx. Square Feet	Percentage of Net Rent
Remaining 2020	$—	—	—	—%
2021	3,861	7	773,700	1.3
2022	12,130	5	964,400	4.2
2023	23,911	10	1,378,200	8.3
2024	46,598	16	3,950,800	16.2
2025	34,778	19	2,644,700	12.1
>2026	166,556	57	14,235,754	57.9
Vacant	—	—	3,093,000	—

Total	$287,834	114	27,040,554	100.0%

(1)	Expirations that occur on the last day of the month are shown as expiring in the subsequent month.

Critical Accounting Policies and Estimates

We have established accounting policies which conform to GAAP in the United States as contained in the FASB ASC. The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

For further information about our critical accounting policies, refer to our consolidated financial statements and notes thereto for the year ended December 31, 2019.

Recently Issued Accounting Pronouncements

See Note 2, Basis of Presentation and Summary of Significant Accounting Policies.

Results of Operations

Overview

Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets. Leases that comprise approximately 0.4% of our base rental revenue will expire during the period from October 1, 2020 to September 30, 2021. We assume, based upon internal renewal probability estimates, that some of our tenants will renew and others will vacate and the associated space will be re-let subject to market leasing assumptions. Using the aforementioned assumptions, we expect that the rental rates on the respective new leases may vary from the rates under existing leases expiring during the period from October 1, 2020 to September 30, 2021, thereby resulting in revenue that may differ from the current in-place rents.

We are not aware of any other material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of properties other than those listed in “Risk Factors” in this proxy statement/prospectus.

Same Store Analysis

For the three months ended September 30, 2020, our “Same Store” portfolio consisted of 97 properties, encompassing approximately 26.4 million square feet, with an acquisition value of $4.1 billion and net rents of $282.9 million subsequent to September 30, 2020. Our “Same Store” portfolio includes properties which were held for a full period for all periods presented. The following table provides a comparative summary of the results of operations for the 72 properties for the three months ended September 30, 2020 and 2019 (dollars in thousands):

	Three Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2020	2019
Rental income	$98,607	$93,594	$5,013	5%
Property operating expense	13,937	14,271	(334)	(2)%
Property management fees to non-affiliates	1,023	791	232	29%
Property tax expense	9,326	9,549	(223)	(2)%
Depreciation and amortization	39,144	39,316	(172)	0%
Interest expense	3,566	3,657	(91)	(2)%

Rental Income

The increase in rental income of approximately $5.0 million compared to the same period a year ago primarily is a result of (1) approximately $5.1 million increase in current quarter leasing activity and amendments to existing leases; and (2) approximately $4.7 million in termination income in the current year compared to the prior year; offset by (3) approximately $3.9 million in lease expirations; and (4) approximately $1.0 million in common area management reconciliations.

Property Management Fees to Non-Affiliates

The increase in property management fees to non-affiliates of approximately $0.2 million is a result of prior periods management fees paid during the quarter.

For the nine months ended September 30, 2020, our “Same Store” portfolio consisted of 72 properties, encompassing approximately 19.5 million square feet, with an acquisition value of $2.9 billion and net rents of $206.3 million subsequent to September 30, 2020. Our “Same Store” portfolio includes properties which were held for a full period for all periods presented. The following table provides a comparative summary of the results of operations for the 97 properties for the nine months ended September 30, 2020 and 2019 (dollars in thousands):

	Nine Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2020	2019
Rental income	$223,327	$228,229	$(4,902)	(2)%
Property operating expense	36,350	35,544	806	2%
Property management fees to non-affiliates	2,291	2,101	190	9%
Property tax expense	23,737	23,885	(148)	(1)%
Depreciation and amortization	78,405	80,570	(2,165)	(3)%
Interest expense	6,041	6,300	(259)	(4)%

Rental Income

The decrease in rental income of approximately $4.9 million compared to the same period a year ago primarily is a result of (1) approximately $20.9 million in expiring and early terminated leases; and (2) approximately $0.4 million in common area management reconciliations; offset by (3) an approximately $13.8 million increase in current period leasing activity and amendments to existing tenant leases; and (4) an approximately $2.9 million increase in termination income in the current year.

Property Management Fees to Non-Affiliates

The increase in property management fees to non-affiliates of approximately $0.2 million is a result of prior periods management fees paid during the quarter.

Depreciation and Amortization

The decrease in depreciation and amortization of approximately $2.2 million is primarily due to (1) approximately $6.6 million primarily as a result of early lease terminations/changes in useful life in the prior year and assets fully depreciated subsequent to September 30, 2019; offset by (2) $3.5 million in additions to fixed assets as the result of tenant improvements placed in service subsequent to September 30, 2019.

Portfolio Analysis

Comparison of the Three Months Ended September 30, 2020 and 2019

The following table provides summary information about our results of operations for the three months ended September 30, 2020 and 2019 (dollars in thousands):

	Three Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2020	2019
Rental income	$100,002	$97,435	$2,567	3%
Property operating expense	14,265	14,717	(452)	(3)%
Property tax expense	9,330	10,050	(720)	(7)%
Property management fees to non-affiliates	1,032	822	210	26%
General and administrative expenses	8,207	7,519	688	9%
Corporate operating expenses to affiliates	625	729	(104)	(14)%
Depreciation and amortization	39,918	41,440	(1,522)	(4)%
Impairment provision	9,572	—	9,572	100%
Interest expense	20,314	19,560	754	4%
(Loss) Gain from investment in unconsolidated entities	(4,452)	3,027	(7,479)	(247)%
Gain from disposition of assets	—	8,441	(8,441)	(100)%

Rental Income

The increase in rental income of approximately $2.6 million compared to the same period a year ago is primarily the result of (1) approximately $5.1 million in current quarter leasing activity and amendments to existing tenant leases; (2) an approximately $4.7 million increase in termination income in the current year; and (3) approximately $1.3 million as a result of two properties acquired subsequent to June 30, 2019; offset by (4) approximately $3.7 million related to two properties sold subsequent to September 30, 2019; (5) approximately $3.6 million in expiring leases; and (6) approximately $0.9 million in common area management reconciliations.

Property Tax Expense

The decrease in property tax expense of approximately $0.7 million compared to the same period a year ago is primarily the result of properties sold subsequent to June 30, 2019.

Property Management Fees to Non-Affiliates

The increase in property management fees to non-affiliates of approximately $0.2 million is a result of prior periods management fees paid during the quarter.

General and Administrative Expenses

General and administrative expenses increased by approximately $0.7 million compared to the same period a year ago primarily due to (1) approximately $0.2 million in timing of hiring of employees; and (2) an approximately $0.3 million increase in transfer agent fees as a result of shareholder account activity compared to prior period.

Corporate Operating Expenses to Affiliates

Corporate operating expenses to affiliates decreased by approximately $0.1 million primarily as the result of a reconciliation of the estimated shared services fee in the prior period.

Depreciation and Amortization

Depreciation and amortization decreased by approximately $1.5 million as a result of (1) approximately $4.1 million related to fully depreciated or sold assets subsequent to September 30, 2019; offset by (2) approximately $2.1 million related to fixed asset additions subsequent to June 30, 2019 and in the current year.

Impairment Provision

The increase in impairment provision of approximately $9.6 million compared to the same period a year ago is the result of an impairment provision recorded during the current year for the 2275 Cabot Drive property.

Interest Expense

The increase of approximately $0.8 million in interest expense as compared to the same period in the prior year is primarily the result of approximately (1) $4.0 million related to an increase in borrowing on our revolver of approximately $401.5 million as of September 30, 2020 compared to $171.5 million in the prior period; offset by (2) approximately $3.5 million as a result of lower interest rates.

Loss from Investment in Unconsolidated Entities

The increase of approximately $7.5 million in loss from investment in unconsolidated entities as compared to the same period in the prior year is primarily the result of the anticipated liquidation of our unconsolidated investment, as discussed in Note 4, Investments.

Gain from Disposition of Assets

The decrease in gain from disposition of assets of approximately $8.4 million compared to the same period a year ago is primarily the result of the sale of the 7601 Technology Way property during the third quarter of 2019.

Comparison of the Nine Months Ended September 30, 2020 and 2019

In connection with the EA Mergers, we were the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes. Thus, the financial information set forth herein subsequent to the EA Mergers reflects results of the combined entity, and the financial information set forth herein prior to the EA Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful.

The following table provides summary information about our results of operations for the nine months ended September 30, 2020 and 2019 (dollars in thousands):

	Nine Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2020	2019
Rental income	$301,157	$277,276	$23,881	9%
Property operating expense	42,158	39,091	3,067	8%
Property tax expense	28,291	27,722	569	2%
Property management fees to non-affiliates	2,780	2,620	160	6%
General and administrative expenses	23,280	17,708	5,572	31%
Corporate operating expenses to affiliates	1,875	1,453	422	29%
Depreciation and amortization	120,947	112,311	8,636	8%
Impairment provision	22,195	—	22,195	100%
Interest expense	59,321	53,642	5,679	11%
(Loss) Gain from investment in unconsolidated entities	(6,523)	1,919	(8,442)	(440)%
Gain from disposition of assets	4,268	8,441	(4,173)	(49)%

Rental Income

The increase in rental income of approximately $23.9 million compared to the same period a year ago is primarily the result of an increase of (1) approximately $35.9 million as a result of the EA Mergers and two properties acquired subsequent to September 2019; (2) approximately $13.8 million in current period leasing activity and amendments to existing tenant leases; and (3) an approximately $2.9 million increase in termination income in the current period; offset by (4) approximately $16.2 million related to expiring leases; (5) approximately $7.8 million related to two properties sold subsequent to September 30, 2019; and (6) approximately $4.7 million in early terminated leases.

Property Operating Expense

The increase in property operating expense of approximately $3.1 million compared to the same period a year ago is primarily the result of (1) approximately $1.8 million related to two vacated properties that were tenant-managed; (2) approximately $0.8 million primarily related to one property acquired subsequent to June 30, 2019; and (3) approximately $0.6 million related to timing of repair and maintenance services performed; offset by (4) approximately $0.8 million related to two properties sold in 2019.

Property Management Fees to Non-Affiliates

The increase in property management fees to non-affiliates of approximately $0.2 million is a result of prior periods management fees paid during the quarter.

General and Administrative Expenses

General and administrative expenses for the nine months ended September 30, 2020 increased by approximately $5.6 million compared to the same period a year ago primarily due to an increase of (1) approximately $2.5 million in payroll as a result of the EA Mergers (see Note 1, Organization, for details); (2) approximately $1.5 million in restricted stock unit expense as a result of RSUs issued in 2020; (3) an approximately $0.7 million increase in transfer agent fees as a result of additional shareholder accounts activity compared to prior period; and (4) approximately $0.4 million in professional fees, primarily audit and tax fees related to the EA Mergers.

Corporate Operating Expenses to Affiliates

Corporate operating expenses to affiliates for the nine months ended September 30, 2020 increased by approximately $0.4 million mainly due to estimated amounts owed per the Administrative Services Agreement. See Note 11, Related Party Transactions, for details.

Depreciation and Amortization

Depreciation and amortization for the nine months ended September 30, 2020 increased by approximately $8.6 million as a result of approximately (1) $18.2 million related to the EA Mergers and properties acquired subsequent to June 30, 2019; and (2) an approximately $3.5 million increase as a result of fixed asset additions in the current year; offset by (3) approximately $9.7 million related to fully depreciated assets and three properties sold subsequent to June 30, 2019; and (4) approximately $4.2 million in amortization of the management contract intangible in the prior period.

Impairment Provision

The increase in impairment provision of approximately $22.2 million compared to the same period a year ago is the result of three impairment provisions recorded during the current year at the 2200 Channahon Road, Houston Westway I and 2275 Cabot Drive properties.

Interest Expense

The increase of approximately $5.7 million in interest expense as compared to the same period in the prior year is primarily the result of (1) approximately $2.3 million as a result of the assumption of the AIG Loan II and BofA/KeyBank Loans and write offs of deferred financing costs related to the EA Mergers, and (2) approximately $3.5 million related to an increase in borrowing on our revolver, the balance of which was $401.5 million as of September 30, 2020 compared to $171.5 million in the prior period.

Loss from Investment in Unconsolidated Entities

The increase of approximately $8.4 million in loss from investment in unconsolidated entities as compared to the same period in the prior year is primarily the result of an other-than-temporary impairment loss and the anticipated liquidation of our unconsolidated investment, as discussed in Note 4, Investments.

Gain from Disposition of Assets

The decrease in gain from disposition of assets of approximately $4.2 million compared to the same period a year ago is primarily the result of the sale of the 7601 Technology Way property for total gain of approximately $8.1 million compared to the sale of the Bank of America II property for a total gain of $4.3 million.

Funds from Operations and Adjusted Funds from Operations

See Annex G to this proxy statement/prospectus for a discussion of FFO and AFFO for the three months ended September 30, 2020 and 2019 and the nine months ended September 30, 2020 and 2019.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of operating and capital expenses, including costs associated with re-leasing a property, distributions, including preferred equity distributions and redemptions, and for the payment of debt service on our outstanding indebtedness, including repayment of the GCEAR Credit Agreement, and property secured mortgage loans. Generally, cash needs for items, other than property acquisitions, will be met from funds from operations and our revolving credit facility. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to repay debt as allowed under the loan agreements or temporarily invest in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

COVID-19

The COVID-19 pandemic continues to significantly adversely impact global commercial activity and has contributed to significant volatility in financial markets. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 pandemic. Nevertheless, the COVID-19 pandemic presents material uncertainty and risk with respect to our performance and financial results, such as the potential negative impact on occupancy at our properties, financing arrangements, increased costs of operations, changes in law and/or regulations, and uncertainty regarding government and regulatory policy.

While the long-term impact of the COVID-19 pandemic to our business is not yet known, our management believes we are well positioned from a liquidity perspective with $399.0 million of immediate liquidity as of September 30, 2020, consisting of $217.2 million undrawn on our revolving credit facility and $181.7 million of cash on hand. In April 2020, we borrowed an additional $125.0 million from our revolving credit facility for potential upcoming capital expenditure requirements and to provide us with a flexible conservative cash management position. See “Risk Factors” in this proxy statement/prospectus for a discussion about risks that COVID-19 directly or indirectly may pose to our business.

Follow-On Offering

On September 20, 2017, we commenced a follow-on offering of up to $2.2 billion of shares, consisting of up to $2.0 billion of shares in our primary offering and $0.2 billion of shares pursuant to the GCEAR DRP. Pursuant to our follow-on offering, we offered to the public four new classes of shares of common stock: Class T shares, Class S shares, Class D shares, and Class I shares with NAV-based pricing. The share classes have different selling commissions, dealer manager fees, and ongoing distribution fees and eligibility requirements.

On February 26, 2020, the GCEAR Board approved the temporary suspension of the primary portion of our follow-on offering, effective February 27, 2020. Our follow-on offering terminated with the expiration of the registration statement on September 20, 2020.

Distribution Reinvestment Plan

On February 26, 2020, the GCEAR Board approved the temporary suspension of the GCEAR DRP, effective March 8, 2020.

On July 16, 2020, the GCEAR Board approved the (i) reinstatement of the GCEAR DRP, effective July 27, 2020; and (ii) amendment of the GCEAR DRP to allow for the use of the most recently published NAV per share of the applicable share class available at the time of reinvestment as the GCEAR DRP purchase price for each share class.

Share Redemption Program

On February 26, 2020, the GCEAR Board approved the temporary suspension of the GCEAR SRP, effective March 28, 2020. Redemptions sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation were honored in the first quarter of 2020 in accordance with the terms of the GCEAR SRP, and the GCEAR SRP was officially suspended as of March 28, 2020 for regular redemptions and subsequent redemptions for death, qualifying disability, or determination of incompetence or incapacitation after those honored in the first quarter of 2020.

On July 16, 2020, the GCEAR Board approved the partial reinstatement of the GCEAR SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the GCEAR SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the GCEAR DRP during such quarter. Settlements of share redemptions will be made within the first three business days of the following quarter.

On March 30, 2020, the GCEAR Board limited the annualized distribution rate to $0.35/share, all-cash, subject to adjustments for class-specific expenses. This change commenced with distributions during the month of April 2020, and paid in early May 2020.

Second Amended and Restated Credit Agreement

On April 30, 2019, we, through the GCEAR Operating Partnership, entered into the GCEAR Credit Agreement related to a revolving credit facility and term loans with a syndicate of lenders, under which KeyBank serves as administrative agent.

Pursuant to the GCEAR Credit Agreement, we were provided with a revolving credit facility in an initial commitment amount of $750.0 million (the “Revolving Commitment”), the 2023 Term Loan in an initial commitment amount of $200.0 million, the 2024 Term Loan in an initial commitment amount of $400.0 million, and the 2026 Term Loan in an initial commitment amount of $150.0 million, which commitments may be increased under certain circumstances up to a maximum total commitment of $2.0 billion. Any increase in the total commitment will be allocated to our revolving credit facility and/or the term loans in such amounts as the GCEAR Operating Partnership and KeyBank may determine. The KeyBank Loans are evidenced by promissory notes that are substantially similar related to each lender and the amount committed by such lender. Increases in the commitment amount must be made in amounts of not less than $25.0 million, and increases of $25.0 million in increments in excess thereof, provided that such increases do not exceed the maximum total commitment amount of $2.0 billion. The GCEAR Operating Partnership may also reduce the amount of the Revolving Commitment in increments of $50.0 million, provided that at no time will our revolving credit facility be less than $150.0 million, and such a reduction will preclude the GCEAR Operating Partnership’s ability to later increase the commitment amount. Our revolving credit facility may be prepaid and terminated, in whole or in part, at any time without fees or penalty.

Our revolving credit facility has an initial term of approximately three years, maturing on June 28, 2022. Our revolving credit facility may be extended for a one-year period if certain conditions are met and the GCEAR Operating Partnership pays an extension fee. Payments under our revolving credit facility are interest only and are due on the first day of each quarter. Amounts borrowed under our revolving credit facility may be repaid and reborrowed, subject to the terms of the GCEAR Credit Agreement.

The 2023 Term Loan has an initial term of approximately four years, maturing on June 28, 2023. Payments under the 2023 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2023 Term Loan may not be repaid and reborrowed.

The 2024 Term Loan has an initial term of five years, maturing on April 30, 2024. Payments under the 2024 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2024 Term Loan may not be repaid and reborrowed.

The 2026 Term Loan has an initial term of seven years, maturing on April 30, 2026. Payments under the 2026 Term Loan are interest only and are due on the first day of each quarter. Amounts borrowed under the 2026 Term Loan may not be repaid and reborrowed.

The KeyBank Loans have an interest rate calculated based on LIBOR plus the applicable LIBOR margin, as provided in the GCEAR Credit Agreement, or the base rate plus the applicable base rate margin, as provided in the agreement. The applicable LIBOR margin and base rate margin are dependent on the consolidated leverage ratio of the GCEAR Operating Partnership, us, and our subsidiaries, as disclosed in the periodic compliance certificate provided to our administrative agent each quarter. If the GCEAR Operating Partnership obtains an investment grade rating of its senior unsecured long term debt from Standard & Poor’s Rating Services, Moody’s Investors Service, Inc., or Fitch, Inc., the applicable LIBOR margin and base rate margin will be dependent on such rating.

LIBOR is expected to be discontinued after 2021. As of September 30, 2020, our KeyBank Loans and $750.0 million in notional value of derivatives are indexed to LIBOR which mature after 2021. The agreement governing our KeyBank Loans provides procedures for determining a replacement or alternative base rate in the event that LIBOR is discontinued. However, there can be no assurances as to whether such replacement or alternative base rate will be more or less favorable than LIBOR.

The International Swaps and Derivatives Association is expected to issue protocols to allow swap parties to amend their existing contracts. We intend to monitor the developments with respect to the potential phasing out of LIBOR after 2021 and work with our lenders to seek to ensure that any transition away from LIBOR will have minimal impact on our financial condition, but we can provide no assurances regarding the impact of the discontinuation of LIBOR.

First Amendment to the Second Amended and Restated Credit Agreement

On October 1, 2020, we entered into the first amendment to the GCEAR Credit Agreement which eliminates the requirement to obtain approval of the majority lenders, as defined in the GCEAR Credit Agreement, to enter into any merger which will result in an increase in our total asset value by 25% or more; allowing for greater flexibility in the acquisition of assets or portfolios of assets.

As of September 30, 2020, the remaining capacity pursuant to our revolving credit facility was $217.2 million.

Derivative Instruments

As discussed in Note 6, Interest Rate Contracts, to the consolidated financial statements, we entered into interest rate swap agreements to hedge the variable cash flows associated with certain existing or forecasted, LIBOR-based variable-rate debt, including the GCEAR Credit Agreement. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in AOCI and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and forecasted issuances of debt. The ineffective portion of the change in the fair value of the derivatives is recognized directly in earnings.

The following table sets forth a summary of the interest rate swaps at September 30, 2020 and December 31, 2019 (dollars in thousands):

	Effective Date	Maturity Date	Interest Strike Rate	Fair Value (1)		Current Notional Amounts
Derivative Instrument				September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Assets/(Liabilities):
Interest Rate Swap	3/10/2020	7/1/2025	0.83%	$(3,374)	$—	$150,000	$—
Interest Rate Swap	3/10/2020	7/1/2025	0.84%	(2,300)	—	100,000	—
Interest Rate Swap	3/10/2020	7/1/2025	0.86%	(1,791)	—	75,000	—
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(15,064)	(7,038)	125,000	125,000
Interest Rate Swap	7/1/2020	7/1/2025	2.82%	(12,074)	(5,651)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.83%	(12,084)	(5,665)	100,000	100,000
Interest Rate Swap	7/1/2020	7/1/2025	2.84%	(12,165)	(5,749)	100,000	100,000
Interest Rate Swap	7/9/2015	7/1/2020	1.69%	—	(43)	—	425,000

Total				$(58,852)	$(24,146)	$750,000	$850,000

(1)

We record all derivative instruments on a gross basis in the consolidated balance sheets, and accordingly, there are no offsetting amounts that net assets against liabilities. As of September 30, 2020, derivatives in a liability position are included in the line item “Interest rate swap liability,” in the consolidated balance sheets at fair value.

Perpetual Convertible Preferred Shares

Upon consummation of the EA Mergers, we issued 5,000,000 Series A Preferred Shares to the Purchaser. We assumed the Purchase Agreement that EA-1 entered into on August 8, 2018 with SHBNPP Global Professional Investment Type Private Real Estate Trust No. 13(H) (acting through Kookmin Bank as trustee) and Shinhan BNP Paribas Asset Management Corporation, as an asset manager of the Purchaser, pursuant to which the Purchaser agreed to purchase an aggregate of 10,000,000 EA-1 Series A Preferred Shares at a price of $25.00 per share in two tranches, each comprising 5,000,000 EA-1 Series A Preferred Shares.

Pursuant to the Purchase Agreement, the Purchaser has agreed to purchase an additional 5,000,000 Series A Preferred Shares at a later date for an additional purchase price of $125 million subject to approval by the Purchaser’s internal investment committee and the satisfaction of the conditions in the Purchase Agreement, including, but not limited to, the execution of an Ownership Limit Exemption Agreement. Pursuant to the Purchase Agreement, the Purchaser is generally restricted from transferring the Series A Preferred Shares or the economic interest in the Series A Preferred Shares for a period of five years from the closing date.

Distributions for Perpetual Convertible Preferred Shares

Subject to the terms of the applicable articles supplementary, the holders of the Series A Preferred Shares are entitled to receive distributions quarterly in arrears at a rate equal to one-fourth (1/4) of the applicable varying rate, as follows:

i.

an initial annual distribution rate of 6.55%, or if our board of directors decides to proceed with the Second Issuance, 6.55% from and after the Second Issuance Date until the five year anniversary of the First Issuance Date, or if the Second Issuance occurs, the five year anniversary of the Second Issuance Date, subject to paragraphs (iii) and (iv) below;

ii.	6.75% from and after the Reset Date, subject to paragraphs (iii) and (iv) below;

iii.

if a listing of our shares of common stock or the Series A Preferred Shares on a national securities exchange registered under Section 6(a) of the Exchange Act, does not occur by August 1, 2020. 7.55% from and after August 2, 2020 and 7.75% from and after the Reset Date, subject to certain conditions as set forth in the articles supplementary; or

iv.	if a listing does not occur by August 1, 2021, 8.05% from and after August 2, 2021 until the Reset Date, and 8.25% from and after the Reset Date.

As of September 30, 2020, our annual distribution rate was 7.55% for the Series A Preferred Shares since a listing of our shares did not occur prior to August 1, 2020.

Other Potential Future Sources of Capital

Other potential future sources of capital include proceeds from potential private or public offerings of our stock or GCEAR OP Units, proceeds from secured or unsecured financings from banks or other lenders, including debt assumed in a real estate acquisition transaction, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon our current financing and income from operations.

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of September 30, 2020 (in thousands):

	Payments Due During the Years Ending December 31,
	Total	2020	2021-2022	2023-2024	Thereafter
Outstanding debt obligations (1)	$2,182,615	$1,844	$19,982	$796,579	$1,364,210
Interest on outstanding debt obligations (2)	347,952	15,955	126,384	99,274	106,339
Interest rate swaps (3)	66,518	3,424	27,540	27,540	8,014
Ground lease obligations	295,429	427	3,062	3,833	288,107

Total	$2,892,514	$21,650	$176,968	$927,226	$1,766,670

(1)	Amounts only include principal payments. The payments on our mortgage debt do not include the premium/discount or debt financing costs.
(2)

Projected interest payments are based on the outstanding principal amounts at September 30, 2020. Projected interest payments on our revolving credit facility and term loan are based on the contractual interest rates in effect at September 30, 2020.

(3)	The interest rate swaps contractual commitment was calculated based on the swap rate less the LIBOR as of September 30, 2020.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with operating cash flows generated from our properties and draws from our KeyBank Loans.

Our cash, cash equivalents and restricted cash balances increased by approximately $86.4 million during the nine months ended September 30, 2020 compared to the same period a year ago and were primarily used in or provided by the following (in thousands):

	Nine Months Ended September 30,
	2020	2019	Change
Net cash provided by operating activities	$128,953	$119,423	$9,530
Net cash (used in) provided by investing activities	$(34,459)	$11,743	$(46,202)
Net cash provided by (used in) financing activities	$9,809	$(113,276)	$123,085

Operating Activities. Cash flows provided by operating activities are primarily dependent on the occupancy level, the rental rates of our leases, the collectability of rent and recovery of operating expenses from our tenants, and the timing of acquisitions. During the nine months ended September 30, 2020, we generated $129.0 million in cash from operating activities compared to $119.4 million for the nine months ended September 30, 2019. Net cash provided by operating activities before changes in operating assets and liabilities for the nine months ended September 30, 2020 increased by approximately $2.6 million to approximately $129.5 million compared to approximately $126.9 million for the nine months ended September 30, 2019.

Investing Activities. Cash provided by investing activities for the nine months ended September 30, 2020 and 2019 consisted of the following (in thousands):

	Nine Months Ended September 30,
	2020	2019	Increase (decrease)
Sources of cash (used in) provided by investing activities:
Distributions of capital from investment in unconsolidated entities	$8,530	$13,189	$(4,659)
Proceeds from disposition of properties	23,480	46,784	(23,304)
Real estate acquisition deposits	1,047	—	1,047
Restricted reserves	159	2,030	(1,871)
Cash acquired in connection with the EA Mergers, net of acquisition costs	—	25,321	(25,321)

Total sources of cash (used in) provided by investing activities	$33,216	$87,324	$(54,108)
Uses of cash for investing activities:
Acquisition of properties, net	$(16,584)	$(37,781)	$21,197
Payments for construction in progress	(41,981)	(29,447)	(12,534)
Contributions of capital for investment in unconsolidated entities	(8,160)	—	(8,160)
Purchase of investments	(950)	(8,353)	7,403

Total uses of cash (used in) provided by investing activities	$(67,675)	$(75,581)	$7,906

Net cash (used in) provided by investing activities	$(34,459)	$11,743	$(46,202)

Financing Activities. Cash used in financing activities for the nine months ended September 30, 2020 and 2019 consisted of the following (in thousands):

	Nine Months Ended September 30,
	2020	2019	Increase (decrease)
Sources of cash (used in) provided by financing activities:
Proceeds from borrowings—Revolver Loan	$215,000	$215,854	$(854)
Issuance of common stock, net of discounts and underwriting costs	4,699	2,789	1,910

Total sources of cash (used in) provided by financing activities	$219,699	$218,643	$1,056
Uses of cash (used in) provided by financing activities:
Proceeds from borrowings—KeyBank Loans	$—	$627,000	$(627,000)
Principal payoff of secured indebtedness—Unsecured Credit Facility—EA-1	(25,000)	(715,000)	690,000
Principal amortization payments on secured indebtedness	(5,341)	(4,903)	(438)
Deferred financing costs	(145)	(5,737)	5,592
Offering costs	(490)	(1,707)	1,217
Repurchase of common stock	(101,761)	(98,928)	(2,833)
Repurchase of noncontrolling interest	(1,137)	—	(1,137)
Principal payoff of secured indebtedness—Revolver Loan	—	(44,439)	44,439
Distributions to noncontrolling interests	(10,521)	(12,506)	1,985
Distributions to preferred units subject to redemption	(6,141)	(6,141)	—
Distributions to common stockholders	(59,354)	(69,558)	10,204

Total sources of cash (used in) provided by financing activities	$(209,890)	$(331,919)	$122,029

Net cash (used in) provided by financing activities	$9,809	$(113,276)	$123,085

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by the GCEAR Board. We expect to continue to pay distributions monthly based on daily declaration and record dates. We expect to pay distributions regularly unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of the GCEAR Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

Distributions may be funded with operating cash flow from our properties, any future public offerings, or a combination thereof. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions paid, and cash flow provided by operating activities during the nine months ended September 30, 2020 and year ended December 31, 2019 (dollars in thousands):

	Nine Months Ended September 30, 2020			Year Ended December 31, 2019
Distributions paid in cash—noncontrolling interests	$10,521			$16,865
Distributions paid in cash—common stockholders	59,354			90,116
Distributions paid in cash—preferred stockholders	6,141			8,188
Distributions of DRP	17,165			41,060

Total distributions	$93,181	(1)		$156,229

Source of distributions (2)
Paid from cash flows provided by operations	$76,016		82%	$115,169	74%
Offering proceeds from issuance of common stock pursuant to the DRP	17,165		18%	41,060	26%

Total sources	$93,181	(3)	100%	$156,229	100%

Net cash provided by operating activities	$128,953			$160,849

(1)

Distributions are paid on a monthly basis in arrears. Distributions for all record dates of a given month are paid on or about the first business day of the following month. Total cash distributions declared but not paid as of September 30, 2020 were $7.6 million for common stockholders and noncontrolling interests.

(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.
(3)	Allocation of total sources are calculated on a quarterly basis.

For the nine months ended September 30, 2020, we paid and declared cash distributions of approximately $72.0 million to common stockholders including shares issued pursuant to the GCEAR DRP and approximately $9.9 million to the limited partners of the GCEAR Operating Partnership, as compared to FFO, attributable to common stockholders and limited partners and AFFO available to common stockholders and limited partners for the nine months ended September 30, 2020 of approximately $139.2 million and $131.0 million, respectively. The payment of distributions from sources other than FFO or AFFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds. From our inception through September 30, 2020, we paid approximately $827.6 million of cumulative distributions (excluding preferred distributions), including approximately $311.0 million reinvested through the GCEAR DRP, as compared to net cash provided by operating activities of approximately $540.0 million.

Off-Balance Sheet Arrangements

As of September 30, 2020, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Subsequent Events

See Note 15, Subsequent Events, to the consolidated financial statements.

Annex F

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this Annex, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to CCIT II and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the section “Index to Financial Information” in the proxy statement/prospectus, of which this Annex F forms a part. References to “Notes” in this Annex are to the notes to CCIT II’s Financial Statements as of and for the Years ended December 31, 2019 and 2018 or to CCIT II’s Financial Statements as of and for the Three and Nine Months ended September 30, 2020 and 2019, as applicable, included in the section “Index to Financial Information” in the proxy statement/prospectus. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the proxy statement/prospectus.

Definitions

We use certain defined terms throughout this Annex that have the following meanings:

The phrase “annualized rental income” refers to the straight-line rental revenue under our leases on operating properties owned as of the respective reporting date, which includes the effect of rent escalations and any tenant concessions, such as free rent, and excludes any contingent rent, such as percentage rent. Management uses annualized rental income as a basis for tenant, industry and geographic concentrations and other metrics within the portfolio. Annualized rental income is not indicative of future performance.

Under a “net lease,” the tenant occupying the leased property (usually as a single tenant) does so in much the same manner as if the tenant were the owner of the property. The tenant generally agrees that it will either have no ability or only limited ability to terminate the lease or abate rent prior to the expiration of the term of the lease as a result of real estate driven events such as casualty, condemnation or failure by the landlord to fulfill its obligations under the lease. There are various forms of net leases, most typically classified as either triple-net or double-net. Triple-net leases typically require the tenant to pay all expenses associated with the property (e.g., real estate taxes, insurance, maintenance and repairs, including roof, structure and parking lot). Double-net leases typically hold the landlord responsible for the capital expenditures for the roof and structure, while the tenant is responsible for all lease payments and remaining operating expenses associated with the property (e.g., real estate taxes, insurance and maintenance).

F-1

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Year Ended December 31, 2019

Overview

We were formed on February 26, 2013 and we elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. We commenced our principal operations on January 13, 2014 when we satisfied the minimum offering conditions of our escrow agreement and issued approximately 275,000 shares of our common stock in the CCIT II IPO. We have no paid employees and are externally managed and operated by CCIT II Advisor. CIM indirectly owns and/or controls CCIT II Advisor; our dealer manager, CCO Capital; our property manager, CREI Advisors, LLC (“CREI Advisors”); and CCO Group.

During the year ended December 31, 2019, we disposed of 18 industrial properties encompassing approximately 8.7 million gross rentable square feet. As of December 31, 2019, our portfolio consisted of 23 office properties and one industrial property encompassing approximately 3.7 million gross rentable square feet. As of December 31, 2019, these assets were 99.8% leased with a weighted average lease term of 8.8 years and represented 23 tenant concepts and 14 industry sectors across 12 states. See Note 4 — Real Estate Assets for a discussion of the disposition of individual properties during the year ended December 31, 2019.

We ceased issuing shares in the CCIT II IPO on September 17, 2016, but continued to issue CCIT II Class A Common Stock and CCIT II Class T Common Stock under the registration of shares pursuant to the Registration Statement on Form S-3 (Registration No. 333-213306), which was filed with the SEC on August 25, 2016 and automatically became effective with the SEC upon filing, until, on August 30, 2020, the CCIT II Board suspended the CCIT II DRIP Offering in connection with the entry of the Company into the CMFT Merger Agreement. We expect that property acquisitions in 2020 and future periods will be funded by secured or unsecured borrowings from banks and other lenders, proceeds from the CCIT II DRIP Offering, cash flows from operations and the strategic sale of properties and other assets.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness, and acquisition and operating expenses. As 99.8% of our rentable square feet was under lease as of December 31, 2019, with a weighted average remaining lease term of 8.8 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

Operating Highlights and Key Performance Indicators

2019 Activity

•	Acquired six properties for an aggregate purchase price of $269.2 million.

•

Disposed of 18 industrial properties encompassing approximately 8.7 million gross rentable square feet of commercial space across 12 states for total consideration of $624.7 million, resulting in net proceeds of $489.5 million and a gain of $120.0 million.

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•

Reduced total debt by $233.9 million, from $605.0 million to $371.1 million. In connection with the sale of 18 industrial properties, total consideration included the assumption by the Purchaser (as defined in Note 4 — Real Estate Assets) of an existing mortgage loan totaling $57.0 million. We also made principal repayments totaling $67.5 million on certain mortgage notes due to the disposition of the underlying properties, including the termination of an interest rate swap agreement on one property prior to its maturity date. Additionally, we used proceeds from the sale to pay down the remaining $110.0 million of unsecured revolving loans under the original amended credit agreement, which was set to mature on December 12, 2019.

•	Entered into a new credit agreement and used the proceeds to repay amounts outstanding of $200.0 million under the original amended credit agreement, which was set to mature on December 12, 2019.

Portfolio Information

As of December 31, 2019, we owned 24 properties comprising approximately 3.7 million rentable square feet of commercial space located in 12 states, which were 99.8% leased with a weighted average remaining lease term of 8.8 years. During the year ended December 31, 2019, we disposed of 18 properties, for total consideration of $624.7 million.

The following table shows the property statistics of our real estate assets as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Number of commercial properties	24	36
Rentable square feet (in thousands)	3,657	11,495
Percentage of rentable square feet leased	99.8%	100%
Percentage of investment-grade tenants (1)	59.9%	69.6%

(1)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) or a credit rating of Baa3 or higher by Moody’s Investor Service, Inc. (“Moody’s”). The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income and is for only those tenants rated by Standard & Poor’s.

The following table summarizes our real estate acquisition activity during the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Commercial properties acquired	6	—
Purchase price of acquired properties (in thousands)	$269,200	$—
Rentable square feet of acquired properties (in thousands)	857	—

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The following table shows the tenant diversification of our real estate portfolio, based on annualized rental income as of December 31, 2019:

Tenant	Total Number of Leases	Leased Square Feet (in thousands)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Keurig Green Mountain	2	431	$11,528	$26.75	16%
Freeport-McMoRan	1	246	9,251	37.61	13%
Guild Mortgage Company	1	142	6,309	44.43	9%
International Paper	1	239	5,180	21.67	7%
Dow Chemical	1	230	4,258	18.51	6%
Avnet	2	234	3,269	13.97	3%
State of Alabama Department of Education	1	114	3,040	26.67	4%
DuPont Pioneer	1	184	2,805	15.24	4%
Amcor Rigid Plastics	1	587	2,777	4.73	4%
Mercury Systems	1	145	2,721	18.77	4%
Other	13	1,098	21,784	19.84	30%

	25	3,650	$72,922	$19.98	100%

The following table shows the tenant industry diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Industry	Total Number of Leases	Leased Square Feet (in thousands)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Manufacturing	4	1,155	$13,471	$11.66	18%
Wholesale	2	431	11,528	26.75	16%
Mining and natural resources	2	361	11,378	31.52	16%
Professional services	4	383	6,515	17.01	9%
Finance	1	142	6,310	44.44	9%
Government and public services	2	198	4,774	24.11	6%
Healthcare	2	179	4,307	24.06	6%
Logistics	2	234	3,269	13.97	4%
Agricultural	1	184	2,805	15.24	4%
Information and communication	1	60	2,699	44.98	4%
Other	4	323	5,866	18.16	8%

	25	3,650	$72,922	$19.98	100%

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The following table shows the geographic diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Location	Total Number of Properties	Rentable Square Feet (in thousands)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
California	4	473	$14,379	$30.40	20%
Massachusetts	3	576	14,249	24.74	20%
Arizona	2	425	11,602	27.30	16%
Texas	4	438	8,337	19.03	11%
Alabama	2	234	5,211	22.27	7%
Tennessee	1	239	5,180	21.67	7%
North Carolina	3	261	4,111	15.75	5%
Iowa	1	184	2,805	15.24	4%
Ohio	1	587	2,777	4.73	4%
Colorado	1	115	2,127	18.50	3%
Other	2	125	2,144	17.15	3%

	24	3,657	$72,922	$19.94	100%

The following table shows the property type diversification of our real estate portfolio, based on annualized rental income, as of December 31, 2019:

Property Type	Total Number of Properties	Rentable Square Feet (in thousands)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
Office	23	3,070	$70,145	$22.85	96%
Industrial	1	587	2,777	4.73	4%

	24	3,657	$72,922	$19.94	100%

Leases

Although there are variations in the specific terms of the leases of our properties, the following is a summary of the general structure of our current leases. Generally, the leases of the properties acquired provide for initial terms of ten or more years, and provide the tenant with one or more multi-year renewal options, subject to generally the same terms and conditions as the initial lease term. Certain leases also provide that in the event we wish to sell the property subject to that lease, we first must offer the lessee the right to purchase the property on the same terms and conditions as any offer which we intend to accept for the sale of the property. The properties generally are leased under net leases pursuant to which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance, while certain of the leases require us to maintain the roof, structure and parking areas of the building. Additionally, certain leases provide for increases in rent as a result of fixed increases, increases in the consumer price index, and/or increases in the tenant’s sales volume. The leases of the properties provide for annual rental payments (payable in monthly installments) ranging from $778,000 to $9.3 million (average of $2.9 million).

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The following table shows lease expirations of our real estate portfolio, as of December 31, 2019, during each of the next ten years and thereafter, assuming no exercise of renewal options:

Year of Lease Expiration	Total Number of Leases Expiring	Leased Square Feet Expiring (in thousands)	2019 Annualized Rental Income (in thousands)	2019 Annualized Rental Income per Square Foot	Percentage of 2019 Annualized Rental Income
2020	—	—	$—	$—	—%
2021	—	—	—	—	—%
2022	—	—	—	—	—%
2023	4	362	9,137	25.24	13%
2024	1	58	918	15.83	1%
2025	3	202	3,600	17.82	5%
2026	2	361	5,156	14.28	7%
2027	2	332	10,354	31.19	14%
2028	2	214	4,298	20.08	6%
2029	2	431	11,528	26.75	16%
Thereafter	9	1,690	27,931	16.53	38%

	25	3,650	$72,922	$19.98	100%

The following table shows the economic metrics of our real estate assets as of and for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Economic Metrics
Weighted-average lease term (in years) (1)	8.8	9.2
Lease rollover (1) (2):
Annual average	2.8%	1.9%
Maximum for a single year	12.5%	9.5%

(1)	Based on annualized rental income of our real estate portfolio as of December 31, 2019 and 2018.
(2)	Through the end of the next five years as of the respective reporting date.

Results of Operations

Overview

We are not aware of any material trends or uncertainties, other than the recent outbreak of COVID-19, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operations of properties other than those listed in “Risk Factors” in the proxy statement/prospectus. Due to the recent outbreak of COVID-19 in the United States and globally, our tenants, operating partners and we may be impacted. The impact of COVID-19 on our future results could be significant and will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19, the success of action taken to contain or treat COVID-19, and reactions by consumers, companies, governmental entities and capital markets.

Same Store Analysis

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income, from properties that

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we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Net operating income is a supplemental non-GAAP financial measure of a real estate company’s operating performance. “GAAP” refers to the accounting principles generally accepted in the United States of America. Net operating income is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define net operating income as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expenses items such as (a) general and administrative expenses, (b) advisory fees, (c) transaction-related expenses and (d) interest and other income. Our net operating income may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.

Comparison of the Years Ended December 31, 2019 and 2018

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	Total
	For the Year Ended December 31,
	2019	2018	Change
Net income	$131,894	$13,253	$118,641
Loss on extinguishment of debt	570	—	570
Interest expense and other, net	11,948	24,259	(12,311)

Operating income	144,412	37,512	106,900
Gain on disposition of real estate, net	(119,978)	—	(119,978)
Depreciation and amortization	26,955	38,559	(11,604)
Transaction-related expenses	244	164	80
Advisory fees and expenses	7,558	10,547	(2,989)
General and administrative expenses	5,692	4,730	962

Net operating income	$64,883	$91,512	$(26,629)

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A total of 18 properties were acquired before January 1, 2018 and represent our “same store” properties during the years ended December 31, 2019 and 2018. “Non-same store” properties, for purposes of the table below, includes properties acquired on or after January 1, 2018. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	For the Year Ended December 31,			For the Year Ended December 31,			For the Year Ended December 31,
	2019	2018	Change	2019	2018	Change	2019	2018	Change
Rental and other property income	$75,919	$106,612	$(30,693)	$58,802	$58,755	$47	$17,117	$47,857	$(30,740)
Property operating expenses	6,907	6,572	335	5,641	5,023	618	1,266	1,549	(283)
Real estate tax expenses	4,129	8,528	(4,399)	2,092	2,082	10	2,037	6,446	(4,409)

Total property operating expenses	11,036	15,100	(4,064)	7,733	7,105	628	3,303	7,995	(4,692)

Net operating income (1)	$64,883	$91,512	$(26,629)	$51,069	$51,650	$(581)	$13,814	$39,862	$(26,048)

(1)	Includes income from properties disposed of during the period.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $570,000 for the year ended December 31, 2019 in connection with the disposition of underlying properties during the period. No dispositions occurred during the year ended December 31, 2018.

Interest Expense and Other, Net

2019 vs 2018 — The decrease in interest expense and other, net of $12.3 million during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to a decrease in the average aggregate amount of debt outstanding from $600.4 million during the year ended December 31, 2018 to $430.0 million during the year ended December 31, 2019, coupled with a decrease in the weighted average interest rate from 3.9% as of December 31, 2018 to 3.7% as of December 31, 2019.

Gain on Disposition of Real Estate, Net

Gain on disposition of real estate, net was $120.0 million for the year ended December 31, 2019. The gain recorded was due to the disposition of 18 industrial properties during the year ended December 31, 2019. No dispositions occurred during the year ended December 31, 2018.

Depreciation and Amortization

2019 vs 2018 — The decrease in depreciation and amortization expenses of $11.6 million during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to the sale of 18 properties during the year ended December 31, 2019.

Transaction-Related Expenses

We pay CCIT II Advisor or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquire; (2) the amount paid in respect of the development, construction or improvement of each asset we acquire; (3) the purchase price of any loan we acquire; and (4) the principal amount of any loan we

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originate. We reimburse CCIT II Advisor or its affiliates for transaction-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CCIT II Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred.

2019 vs 2018 — The increase in transaction-related expenses of $80,000 during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to the sale of 18 properties and the acquisition of six properties during the year ended December 31, 2019, compared to no acquisition activity during the year ended December 31, 2018, partially offset by transaction-related expenses incurred in 2018 related to 2019 dispositions.

Advisory Fees and Expenses

Pursuant to the advisory agreement with CCIT II Advisor and based upon the amount of our current invested assets, we are required to pay to CCIT II Advisor a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CCIT II Advisor in providing advisory services, subject to limitations as set forth in the advisory agreement.

2019 vs 2018 — The decrease in advisory fees and expenses of $3.0 million during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to a decrease in our average invested assets to $937.3 million for the year ended December 31, 2019, compared to $1.32 billion for the year ended December 31, 2018 as a result of the sale of 18 properties during the year ended December 31, 2019.

General and Administrative Expenses

The primary general and administrative expense items are certain expense reimbursements to our advisor, transfer agent fees, state income and franchise taxes, and accounting fees.

2019 vs 2018 — The increase in general and administrative expenses of $1.0 million during the year ended December 31, 2019, as compared to the same period in 2018, was primarily due to increased state income and franchise taxes, along with increased CCIT II Board costs.

Net Operating Income

Same store property net operating income decreased $581,000 during the year ended December 31, 2019, as compared to the same period in 2018. The decrease is primarily due to increased repairs and maintenance during the year ended December 31, 2019.

Non-same store property net operating income decreased $26.0 million during the year ended December 31, 2019, as compared to the same period in 2018. The decrease is primarily due to the disposition of 18 properties during the year ended December 31, 2019. See Note 4 — Real Estate Assets for a discussion of the disposition of individual properties during the year ended December 31, 2019.

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Distributions

Prior to April 1, 2020, on a quarterly basis, the CCIT II Board authorized a daily distribution for the succeeding quarter. The CCIT II Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
January 14, 2014	March 31, 2014	$0.001643836
April 1, 2014	December 31, 2015	$0.0017260274
January 1, 2016	December 31, 2016	$0.0017213115
January 1, 2017	December 31, 2019	$0.001726027
January 1, 2020	March 31, 2020	$0.001721311

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT II Class T Common Stock (as calculated on a daily basis).

The CCIT II Board reaffirmed the declaration and payment of distributions for the month of March 2020 at the rate previously declared on November 7, 2019, which distributions were paid on or around April 1, 2020. Given the impact of the COVID-19 outbreak, on April 20, 2020, the CCIT II Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis, commencing on April 1, 2020, until such time that the CCIT II Board has greater visibility into the impact that the COVID-19 outbreak will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

On December 23, 2019, the CCIT II Board authorized the declaration of the 2019 distribution of $1.03 per share (the “2019 Distribution”) on CCIT II Class A Common Stock and CCIT II Class T Common Stock to all stockholders of record of such shares as of the close of business on December 30, 2019. The 2019 Distribution was paid on January 15, 2020. We designated the 2019 Distribution as a special distribution, which represents a portion of the proceeds from the sale of 18 industrial properties on April 9, 2019, as discussed in Note 4 — Real Estate Assets. As of December 31, 2019, we had distributions payable of $72.9 million.

The following table presents distributions and the source of distributions for the periods indicated below (dollar amounts in thousands):

	Year Ended December 31,
	2019			2018
	Amount		Percent	Amount	Percent
Distributions paid in cash	$22,851		54%	$20,926	50%
Distributions reinvested	19,388		46	21,330	50

Total distributions	$42,239		100%	$42,256	100%

Source of distributions:
Net cash provided by operating activities (1)	$42,239	(2)	100%	$42,256	100%

(1)	Net cash provided by operating activities for the years ended December 31, 2019 and 2018 was $35.4 million and $48.7 million, respectively.
(2)	Our distributions covered by cash flows from operating activities include cash flows from prior periods of $6.8 million.

Share Redemptions

Our share redemption program permits our stockholders to sell their shares of common stock back to us, subject to certain conditions and limitations. Funding for the redemption of shares will be limited to the cumulative net

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proceeds we receive from the sale of shares under the CCIT II DRIP Offering, net of shares redeemed to date. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the CCIT II DRIP Offering. In addition, the CCIT II Board may choose to amend the terms of, suspend or terminate our share redemption program at any time upon 30 days’ notice. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. We received redemption requests of approximately 3.5 million shares for $34.6 million in excess of the net proceeds we received from the issuance of shares under the CCIT II DRIP Offering during the three months ended December 31, 2019. Management, in its discretion, limited the amount of shares redeemed for the three months ended December 31, 2019 to shares issued pursuant to the CCIT II DRIP Offering during the respective period. During the year ended December 31, 2019, we received valid redemption requests under our share redemption program totaling approximately 13.7 million shares, of which we redeemed approximately 1.4 million shares as of December 31, 2019 for $14.9 million (at an average redemption price of $11.02 per share) and approximately 439,000 shares subsequent to December 31, 2019 for $4.4 million (at an average redemption price of $10.00 per share). The remaining redemption requests relating to approximately 11.9 million shares went unfulfilled. During the year ended December 31, 2018, we received valid redemption requests for approximately 4.3 million shares, of which we redeemed approximately 1.5 million shares as of December 31, 2018 for $16.0 million (at an average redemption price of $10.51 per share) and approximately 490,000 shares subsequent to December 31, 2018 for $5.2 million (at an average redemption price of $10.55 per share). The remaining redemption requests relating to approximately 2.3 million shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. The share redemptions were funded with proceeds from the CCIT II DRIP Offering. In connection with the entry of the Company into the CMFT Merger Agreement, on August 30, 2020, the CCIT II Board suspended our share redemption program, and therefore, no shares will be redeemed from our stockholders after that date unless and until the share redemption program is reinstated.

Liquidity and Capital Resources

General

We are continuing to monitor the outbreak of COVID-19 and its impact on our tenants, operating partners and the economy as a whole. The magnitude and duration of the pandemic and its impact on our operations and liquidity is uncertain as of the filing date of the proxy statement/prospectus as this continues to evolve globally. However, if the outbreak continues on its current trajectory, such impacts could grow and become material. To the extent that our tenants and operating partners continue to be impacted by the COVID-19 outbreak, or by the other risks disclosed in our annual report, this could materially disrupt our business operations.

We expect to utilize proceeds from real estate dispositions, cash flows from operations, future proceeds from secured or unsecured financing and funds from the CCIT II DRIP Offering to fund future property acquisitions, certain capital expenditures, including tenant improvements, and for operating expenses, distributions to stockholders and general corporate uses. The sources of our operating cash flows will primarily be provided by the rental and other property income received from current and future leased properties.

On August 25, 2016, we registered an aggregate of $120.0 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering. We continued to issue CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering at a price per share equal to the most recent estimated per share NAV as determined by the CCIT II Board until, on August 30, 2020, the CCIT II Board suspended the CCIT II DRIP Offering in connection with the entry of the Company into the CMFT Merger Agreement.

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The CCIT II Credit Facility defined below replaced our prior unsecured credit facility with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as administrative agent, and the lenders under the credit agreement (the “Prior Credit Agreement”), that provided for borrowings of up to $400.0 million, which included a $200.0 million unsecured term loan and up to $200.0 million in unsecured revolving loans (the “Prior Revolving Loans”). During the year ended December 31, 2019, we used proceeds from the sale of 18 industrial properties to pay down the remaining $110.0 million of the Prior Revolving Loans, as discussed below.

On December 10, 2019, we entered into a new credit agreement with JPMorgan Chase, as administrative agent, and the lenders under the credit agreement, that allows for borrowings of up to $500.0 million (the “CCIT II Credit Facility”), including a $300.0 million delayed draw term loan facility (the “CCIT II Term Loan”) and up to $200.0 million in revolving loans under a revolving credit facility (the “CCIT II Revolving Loans”), and used the proceeds of the CCIT II Term Loan to repay amounts outstanding under the Prior Credit Agreement, which was set to mature on December 12, 2019. As of December 31, 2019, we had $295.1 million in unused capacity under the CCIT II Credit Facility, subject to borrowing availability. We had available borrowings of $181.7 million as of December 31, 2019. As of December 31, 2019, we also had cash and cash equivalents of $102.1 million.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions to stockholders, redemptions, certain capital expenditures, and interest and principal on current and any future debt financings, including principal repayments of $171.1 million due within the 12 months following December 31, 2019. We expect to meet our short-term liquidity requirements through cash proceeds from real estate asset dispositions, net cash flows provided by operations and proceeds from the CCIT II DRIP Offering, as well as secured or unsecured borrowings from banks and other lenders. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.

In connection with the disposition of 18 individual properties during the year ended December 31, 2019, total consideration included the assumption by the buyer of a $57.0 million loan. We used proceeds from the sale to pay down the remaining $110.0 million of the Prior Revolving Loans and made principal repayments totaling $67.5 million on certain mortgage notes due to the disposition of the underlying properties, including the early termination of an interest rate swap agreement. Additionally, we used $269.2 million to acquire six properties during the year ended December 31, 2019. Management intends to use the remaining proceeds from the sale to, among other things, acquire additional high-quality net-lease properties in furtherance of our investment objectives and for other general corporate purposes. While we cannot assure you that the proceeds from the sale that we intend to redeploy into net-lease properties can be undertaken on advantageous terms or timing, we believe that we are well-positioned to meet our investment objectives based on our portfolio’s diversification, overall credit quality and tenant roster.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of capital expenditures, operating expenses, distributions to, and redemptions by, stockholders, interest and principal on any current and future indebtedness and future property acquisitions. Generally, we expect to meet our long-term liquidity requirements through proceeds from net cash flows provided by operations, secured or unsecured borrowings from banks and other lenders, and the CCIT II DRIP Offering.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the CCIT II DRIP Offering, borrowings on the CCIT II Credit Facility and/or future borrowings on our unencumbered assets. To the extent

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that cash flows from operations are lower due to lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the CCIT II DRIP Offering or debt financings will be used to fund certain capital expenditures, repayments of outstanding debt or distributions and redemptions to our stockholders.

Contractual Obligations

As of December 31, 2019, we had debt outstanding with a carrying value of $371.1 million and a weighted average interest rate of 3.7%. See Note 7 — Credit Facility and Notes Payable for certain terms of our debt outstanding. Our contractual obligations as of December 31, 2019 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — fixed rate debt	$171,065	$171,065	$—	$—	$—
Interest payments — fixed rate debt (2)	3,870	3,870	—	—	—
Principal payments — Credit Facility	200,000	—	—	200,000	—
Interest payments — Credit Facility (3)	30,677	6,217	12,400	12,060	—

Total	$405,612	$181,152	$12,400	$212,060	$—

(1)	The table does not include amounts due to CCIT II Advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.
(2)

As of December 31, 2019, we had $21.7 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our interest rate swap agreements to calculate the debt payment obligations in future periods.

(3)

Payment obligations for the CCIT II Term Loan outstanding under the CCIT II Credit Facility are based on the interest rate of 3.1% as of December 31, 2019. There were no amounts outstanding for the CCIT II Revolving Loans as of December 31, 2019.

We expect to incur additional borrowings in the future to acquire additional properties and other real estate-related assets. There is no limitation on the amount we may borrow against any single improved property. Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the Statement of Policy Regarding Real Estate Investment Trusts adopted by the North American Securities Administrators Association; however, we may exceed that limit if both approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. Consistent with CCIT II Advisor’s approach toward the moderate use of leverage, the CCIT II Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of December 31, 2019, our ratio of debt to total gross assets net of gross intangible lease liabilities was 40.1%, and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 37.2%. Fair market value is based on the estimated market value of our real estate assets as of December 31, 2018 that were used to determine our estimated per share NAV, and for those assets acquired from January 1, 2019 through December 31, 2019, is based on the purchase price.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of December 31, 2019, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 29.0%.

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The following table provides a reconciliation of the credit facility and notes payable, net balance, as reported on our consolidated balance sheet, to net debt as of December 31, 2019 (dollar amounts in thousands):

Balance as of December 31, 2019
Credit facility and notes payable, net	$368,841
Deferred costs (1)	2,224
Less: Cash and cash equivalents	(102,093)

Net debt	$268,972

Gross real estate assets, net (2)	$926,156

Net debt leverage ratio	29.0%

(1)	Deferred costs relate to mortgage notes payable and the term portion of the CCIT II Credit Facility.
(2)	Net of gross intangible lease liabilities.

Cash Flow Analysis

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Operating Activities

Net cash provided by operating activities decreased by $13.3 million for the year ended December 31, 2019, as compared to the same period in 2018. The change was primarily due to lower net income after non-cash adjustments due to the disposition of 18 properties during the year ended December 31, 2019. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities

Net cash provided by investing activities increased by $295.2 million for the year ended December 31, 2019, as compared to the same period in 2018. The change was primarily due to proceeds from real estate dispositions in connection with the sale of 18 properties, offset by six property acquisitions during the year ended December 31, 2019.

Financing Activities

Net cash used in financing activities increased by $184.0 million for the year ended December 31, 2019, as compared to the same period in 2018. The change resulted primarily from repayments on the CCIT II Credit Facility in connection with the sale of 18 individual properties during the year ended December 31, 2019.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT.

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We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are, and we expect that there will continue to be, provisions in many of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include rent steps and clauses enabling us to receive payment of additional rent calculated as a percentage of the tenant’s gross sales above pre-determined thresholds. In addition, most of our leases require the tenant to pay all or a majority of the property’s operating expenses, including real estate taxes, special assessments and sales and use taxes, utilities, insurance and building repairs. However, because of the long-term nature of leases for real property, such leases may not reset frequently enough to adequately offset the effects of inflation.

Related-Party Transactions and Agreements

We have entered into agreements with CCIT II Advisor or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CCIT II Advisor or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, distribution and stockholder servicing fees and reimbursement of certain operating costs. See Note 10 — Related-Party Transactions and Arrangements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Avraham Shemesh, the chairman of the CCIT II Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CCPT V, a director of CCIT III, CMFT and CIM Income NAV, and president and treasurer of CCIT II Advisor. One of our directors, Richard S. Ressler, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CMFT, CCIT III and CIM Income NAV, and is vice president of CCIT II Advisor. Another one of our directors, Elaine Y. Wong, who is also a principal of CIM, serves as a director for CIM Income NAV, CCPT V and CMFT. One of our independent directors, Calvin E. Hollis, also serves as a director of CCPT V. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCIT II Advisor and is an officer of certain of its affiliates. In addition, affiliates of CCIT II Advisor act as an advisor to CMFT, CCPT V, CIM Income NAV and CCIT III, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CCIT II Advisor or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CCIT II Advisor and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See “Parties to the REIT Merger — Cole Office & Industrial REIT (CCIT II), Inc. — Conflicts of Interest” in the proxy statement/prospectus.

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Off-Balance Sheet Arrangements

As of December 31, 2019 and 2018, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Critical Accounting Policies and Significant Accounting Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting.

Recoverability of Real Estate Assets

We acquire real estate assets and subsequently monitor those assets quarterly for impairment, including the review of real estate properties subject to direct financing leases, if applicable. Additionally, we record depreciation and amortization related to our assets. The risks and uncertainties involved in applying the principles related to real estate assets include, but are not limited to, the following:

•	The estimated useful lives of our depreciable assets affects the amount of depreciation and amortization recognized on our assets;

•

The review of impairment indicators and subsequent determination of the undiscounted future cash flows could require us to reduce the carrying value of assets held and used to a fair value estimated by management and recognize an impairment loss;

•	The fair value of held for sale assets is estimated by management. This estimated value could result in a reduction of the carrying value of the asset; and

•	Changes in assumptions based on actual results may have a material impact on our financial results.

Allocation of Purchase Price of Real Estate Assets

In connection with our acquisition of properties, we allocate the purchase price to the tangible and intangible assets and liabilities acquired based on their respective relative fair values. Tangible assets consist of land, buildings, and tenant improvements. Intangible assets consist of above- and below-market lease values and the value of in-place leases. Our purchase price allocations are developed utilizing third-party appraisal reports, industry standards and management experience. The risks and uncertainties involved in applying the principles related to purchase price allocations include, but are not limited to, the following:

•

The value allocated to land, as opposed to buildings and tenant improvements, affects the amount of depreciation expense we record. If more value is attributed to land, depreciation expense is lower than if more value is attributed to buildings and tenant improvements;

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•

Intangible lease assets and liabilities can be significantly affected by estimates including market rent, lease terms including renewal options at rental rates below estimated market rental rates, carrying costs of the property during a hypothetical expected lease-up period, and current market conditions and costs, including tenant improvement allowances and rent concessions; and

•	We determine whether any financing assumed is above- or below-market based upon comparison to similar financing terms for similar types of debt financing with similar maturities.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 — Summary of Significant Accounting Policies.

F-17

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Nine Months Ended September 30, 2020

Overview

We were formed on February 26, 2013, and we elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. We commenced our principal operations on January 13, 2014 when we satisfied the minimum offering conditions of our escrow agreement and issued approximately 275,000 shares of our common stock in the CCIT II IPO. We have no paid employees and are externally advised and managed and operated by CCIT II Advisor. CIM indirectly owns and/or controls CCIT II Advisor; our dealer manager, CCO Capital; our property manager, CREI Advisors; and CCO Group.

We ceased issuing shares in the CCIT II IPO on September 17, 2016, but continued to issue CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering until, on August 30, 2020, the CCIT II Board suspended the CCIT II DRIP Offering in connection with the entry of the Company into the CMFT Merger Agreement. We expect that property acquisitions in 2020 and future periods will be funded by secured or unsecured borrowings from banks and other lenders, proceeds from our CCIT II DRIP Offering, cash flows from operations and the strategic sale of properties and other assets.

Our operating results and cash flows are primarily influenced by rental and other property income from our commercial properties, interest expense on our indebtedness, and acquisition and operating expenses. As 99.6% of our rentable square feet was under lease as of September 30, 2020, with a weighted average remaining lease term of 8.3 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors, including due to circumstances related to the COVID-19 pandemic. Our advisor regularly monitors the creditworthiness of our tenants by reviewing each tenant’s financial results, any available credit rating agency reports on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.

COVID-19

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business. The global spread of COVID-19 has created significant uncertainty and economic disruption, both in the near-term and potentially longer-term and has negatively impacted almost every industry directly or indirectly, including industries in which we and our tenants operate.

The extent to which this pandemic could affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact and the direct and indirect economic effects of the pandemic and containment measures, among others. The magnitude of the outbreak will depend on factors beyond our control including actions taken by local, state and federal agencies, non-governmental organizations, the medical community, our tenants, and others. Due to these uncertainties, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operation and cash flows in future periods or the impact that the COVID-19 pandemic will have on our tenants and other business partners; however, any material effect on these parties could adversely impact us.

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As of September 30, 2020, we collected 100% of rental payments originally contracted for the three and nine months ended September 30, 2020.

We are actively managing our response to the COVID-19 pandemic in collaboration with our tenants and business partners and are assessing potential impacts to our financial position and operating results, as well as potential adverse developments in our business. Further, in order to manage the financial health of the Company, the CCIT II Board is making its determinations with respect to the declaration of distributions on a monthly, instead of quarterly basis, and has approved and adopted a second amended and restated distribution reinvestment plan (the “Amended DRIP”) and an amended and restated share redemption program (the “Amended Share Redemption Program”) that, among other changes, provides that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the CCIT II Board without prior notice if the CCIT II Board believes such action is in the best interest of the Company and its stockholders. In connection with the entry of the Company into the CMFT Merger Agreement, on August 30, 2020, the CCIT II Board approved the suspension of the Amended DRIP and the Amended Share Redemption Program. For further information regarding the impact of the COVID-19 pandemic on the Company, see Part II, Item 1A titled “Risk Factors” of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020.

Pending Merger

On August 30, 2020, we, CMFT and Thor II Merger Sub, LLC, a wholly owned subsidiary of CMFT (“CMFT Merger Sub”), entered into the CMFT Merger Agreement. Subject to the terms and conditions of the CMFT Merger Agreement, we would have merged with and into the CMFT Merger Sub, with CMFT Merger Sub surviving the CMFT Merger, such that following the CMFT Merger, the surviving entity would continue as a wholly owned subsidiary of CMFT.

On October 29, 2020, the Company terminated the CMFT Merger Agreement and entered into an agreement with CMFT reflecting such termination and pursuant to which, among other things, the Company paid the termination fee equal to $7.38 million to CMFT and agreed to pay to CMFT the amount of CMFT’s Expenses (as defined in the CMFT Merger Agreement), up to $3.69 million.

On October 29, 2020, we, the CCIT II Operating Partnership, CCIT II LP and the GCEAR Parties entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, we will merge with and into Merger Sub, with Merger Sub surviving the REIT Merger, such that following the REIT Merger, the surviving entity will continue as a wholly owned subsidiary of GCEAR. In accordance with the applicable provisions of the MGCL, the separate existence of us shall cease at the effective time of the REIT Merger. In addition, and subject to the terms and conditions of the Merger Agreement, OP Merger Sub will be merged with and into the CCIT II Operating Partnership with the CCIT II Operating Partnership being the surviving entity, and CCIT II LP will be merged with and into LP Merger Sub with LP Merger Sub being the surviving entity.

At the effective time of the Mergers and subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of CCIT II Class A Common Stock and CCIT II Class T Common Stock will be converted into the right to receive 1.392 shares of GCEAR Class E Common Stock, subject to the treatment of fractional shares in accordance with the Merger Agreement, and each CCIT II Operating Partnership Unit that is held by us will be converted into the right to receive 1.392 GCEAR OP Class E Units, subject to the treatment of fractional units in accordance with the Merger Agreement.

The Merger Agreement also provides that prior to the Stockholder Approval (as defined in the Merger Agreement), the CCIT II Board may, under specified circumstances, make an Adverse Recommendation Change (as defined in the Merger Agreement), including withdrawing its recommendation of the Mergers, subject to complying with certain conditions set forth in the Merger Agreement. In addition, we may terminate the Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal”

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(each as defined in the Merger Agreement) at any time prior to receipt by us of the Stockholder Approval pursuant to and subject to the terms and conditions of the Merger Agreement.

If the Merger Agreement is terminated in connection with us accepting a Superior Proposal or making an Adverse Recommendation Change, then we must pay to GCEAR a termination fee of $18.5 million and up to $3.7 million as reimbursement for GCEAR’s Expenses (as defined in the Merger Agreement), subject to certain exceptions set forth in the Merger Agreement.

The Mergers are intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Code.

For additional information on the CMFT Merger and the Mergers, see Note 1 — Organization and Business and our Current Reports on Form 8-K filed with the SEC on August 31, 2020 and November 2, 2020.

Operating Highlights and Key Performance Indicators

2020 Activity

•	Acquired two properties for an aggregate purchase price of $59.5 million.

•	Increased total debt by $40.9 million, from $371.1 million to $412.0 million.

•	Paid off mortgage-related fixed debt of $171.1 million.

Portfolio Information

As of September 30, 2020, we owned 26 properties comprising 3.9 million rentable square feet of commercial space located in 12 states, which were 99.6% leased with a weighted average remaining lease term of 8.3 years. As of September 30, 2020, two of our tenants, Keurig Green Mountain and Freeport-McMoRan, accounted for 15% and 12%, respectively, of our 2020 annualized rental income. As of September 30, 2020, we also had certain geographic concentrations in our property holdings. In particular, as of September 30, 2020, four of our properties were located in Massachusetts, four properties were located in California, two properties were located in Arizona, and four properties were located in Texas which accounted for 21%, 18%, 15% and 11% of our 2020 annualized rental income, respectively. In addition, we had tenants in the manufacturing, mining and natural resources, wholesale, and professional services industries, which comprised 20%, 15%, 15% and 12%, respectively, of our 2020 annualized rental income.

The following table shows the property statistics of our real estate assets as of September 30, 2020 and 2019:

	As of September 30,
	2020	2019
Number of commercial properties	26	19
Rentable square feet (in thousands)	3,914	2,915
Percentage of rentable square feet leased	99.6%	99.9%
Percentage of investment-grade tenants (1)	52.9%	54.0%

(1)

Investment-grade tenants are those with a credit rating of BBB- or higher by Standard & Poor’s or a credit rating of Baa3 or higher by Moody’s. The ratings may reflect those assigned by Standard & Poor’s or Moody’s to the lease guarantor or the parent company, as applicable. The weighted average credit rating is weighted based on annualized rental income and is for only those tenants rated by Standard & Poor’s.

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The following table summarizes our real estate acquisition activity during the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Commercial properties acquired	—	1	2	1
Purchase price of acquired properties (in thousands)	$—	$32,952	$59,505	$32,952
Rentable square feet of acquired properties (in thousands)	—	115	261	115

Results of Operations

Overview

We are not aware of any material trends or uncertainties, other than those listed in the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, the effects of the recent outbreak of the COVID-19 pandemic, and national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact on our results from the acquisition, management and operation of properties. Currently, we are unable to predict the impact that the COVID-19 pandemic will have on our financial condition, results of operations and cash flows in future periods due to numerous uncertainties.

Same Store Analysis

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate assets. We review our stabilized operating results, measured by net operating income, from properties that we owned for the entirety of both the current and prior year reporting periods, referred to as “same store” properties, and we believe that the presentation of operating results for same store properties provides useful information to stockholders. Net operating income is a supplemental non-GAAP financial measure of a real estate company’s operating performance. Net operating income is considered by management to be a helpful supplemental performance measure, as it enables management to evaluate the impact of occupancy, rents, leasing activity, and other controllable property operating results at our real estate properties, and it provides a consistent method for the comparison of our properties. We define net operating income as operating revenues less operating expenses, which exclude (i) depreciation and amortization, (ii) interest expense and other non-property related revenue and expense items such as (a) general and administrative expenses, (b) advisory fees, (c) transaction-related expenses and (d) interest and other income. Our net operating income may not be comparable to that of other REITs and should not be considered to be more relevant or accurate in evaluating our operating performance than the current GAAP methodology used in calculating net income. In determining the same store property pool, we include all properties that were owned for the entirety of both the current and prior reporting periods, except for properties during the current or prior year that were under development or redevelopment.

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Comparison of the Three Months Ended September 30, 2020 and 2019

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	For the Three Months Ended September 30,
	2020	2019	Change
Net income	$3,384	$2,861	$523
Loss on extinguishment of debt	9	—	9
Interest expense and other, net	3,021	1,433	1,588

Operating income	6,414	4,294	2,120

Depreciation and amortization	8,662	5,635	3,027
Transaction-related expenses	72	24	48
Merger-related expenses	686	—	686
Advisory fees and expenses	2,238	1,487	751
General and administrative expenses	1,470	1,237	233

Net operating income	$19,542	$12,677	$6,865

A total of 18 properties were acquired before July 1, 2019 and represent our “same store” properties during the three months ended September 30, 2020 and 2019. “Non-same store” properties, for purposes of the table below, includes properties acquired or disposed of on or after July 1, 2019. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	Three Months Ended September 30,			Three Months Ended September 30,			Three Months Ended September 30,
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Rental and other property income	$23,502	$14,683	$8,819	$14,681	$14,630	$51	$8,821	$53	$8,768

Property operating expenses	2,738	1,503	1,235	1,421	1,501	(80)	1,317	2	1,315
Real estate tax expenses	1,222	503	719	526	503	23	696	—	696

Total property operating expenses	3,960	2,006	1,954	1,947	2,004	(57)	2,013	2	2,011

Net operating income	$19,542	$12,677	$6,865	$12,734	$12,626	$108	$6,808	$51	$6,757

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $9,000 for the three months ended September 30, 2020 in connection with the termination of one mortgage note during the period. No such activity occurred during the three months ended September 30, 2019.

Interest Expense and Other, Net

The increase in interest expense and other, net of $1.6 million during the three months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in the average aggregate amount of debt outstanding to $411.9 million during the three months ended September 30, 2020, compared to an average outstanding debt balance of $371.1 million for the three months ended September 30, 2019, offset by a decrease in the weighted average interest rate from 3.6% as of September 30, 2019 to 2.3% as of September 30, 2020.

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Depreciation and Amortization

The increase in depreciation and amortization expense of $3.0 million during the three months ended September 30, 2020, as compared to the same period in 2019, was primarily due to the acquisition of seven properties subsequent to September 30, 2019.

Transaction-Related Expenses

We pay CCIT II Advisor or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquire; (2) the amount paid in respect of the development, construction or improvement of each asset we acquire; (3) the purchase price of any loan we acquire; and (4) the principal amount of any loan we originate. We reimburse CCIT II Advisor or its affiliates for transaction-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CCIT II Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred.

The increase in transaction-related expenses of $48,000 during the three months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in reimbursements to our advisor during the three months ended September 30, 2020.

Merger-Related Expenses

In connection with the CMFT Merger, we incurred consulting fees of $686,000 during the three months ended September 30, 2020. No such fees were incurred during the three months ended September 30, 2019.

Advisory Fees and Expenses

Pursuant to the advisory agreement with CCIT II Advisor and based upon the amount of our current invested assets, we are required to pay to CCIT II Advisor a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CCIT II Advisor in providing advisory services, subject to limitations as set forth in the advisory agreement.

The increase in advisory fees and expenses of $751,000 during the three months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in our average invested assets to $1.1 billion for the three months ended September 30, 2020, compared to $733.3 million during the same period in 2019, as a result of the acquisition of seven properties subsequent to September 30, 2019.

General and Administrative Expenses

The primary general and administrative expense items are certain expense reimbursements to our advisor, escrow and trustee fees, and state income taxes.

The increase in general and administrative expenses of $233,000 during the three months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in state income and franchise taxes.

Net Operating Income

Same store property net operating income increased $108,000 during the three months ended September 30, 2020, as compared to the same period in 2019. The increase was primarily due to a reduction in non-reimbursable repairs and maintenance during the three months ended September 30, 2020, as compared to the same period in 2019.

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Non-same store property net operating income increased $6.8 million during the three months ended September 30, 2020, as compared to the same period in 2019. The increase was primarily due to the acquisition of seven properties subsequent to September 30, 2019.

Comparison of the Nine Months Ended September 30, and 2019

The following table reconciles net income, calculated in accordance with GAAP, to net operating income (dollar amounts in thousands):

	For the Nine Months Ended September 30,
	2020	2019	Change
Net income	$10,895	$129,289	$(118,394)
Loss on extinguishment of debt	9	570	(561)
Interest expense and other, net	10,381	9,628	753

Operating income	21,285	139,487	(118,202)

Gain on disposition of real estate, net	—	(119,978)	119,978
Depreciation and amortization	25,830	20,241	5,589
Transaction-related expenses	150	200	(50)
Merger-related expenses	686	—	686
Advisory fees and expenses	6,494	5,777	717
General and administrative expenses	4,192	3,702	490

Net operating income	$58,637	$49,429	$9,208

A total of 18 properties were acquired before January 1, 2019 and represent our “same store” properties during the nine months ended September 30, 2020 and 2019. “Non-same store” properties, for purposes of the table below, includes properties acquired or disposed of on or after January 1, 2019. The following table details the components of net operating income broken out between same store and non-same store properties (dollar amounts in thousands):

	Total			Same Store			Non-Same Store
	Nine Months Ended September 30,			Nine Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	Change	2020	2019	Change	2020	2019	Change
Rental and other property income	$68,963	$58,029	$10,934	$43,641	$44,139	$(498)	$25,322	$13,890	$11,432

Property operating expenses	6,903	5,340	1,563	3,816	4,216	(400)	3,087	1,124	1,963
Real estate tax expenses	3,423	3,260	163	1,569	1,506	63	1,854	1,754	100

Total property operating expenses	10,326	8,600	1,726	5,385	5,722	(337)	4,941	2,878	2,063

Net operating income	$58,637	$49,429	$9,208	$38,256	$38,417	$(161)	$20,381	$11,012	$9,369

Loss on Extinguishment of Debt

Loss on extinguishment of debt decreased $561,000 for the nine months ended September 30, 2020, as compared to the same period in 2019, due to the disposition of underlying properties related to one mortgage note during 2019.

Interest Expense and Other, Net

The increase in interest expense and other, net of $753,000 during the nine months ended September 30, 2020, as compared to the same period in 2019, was primarily due to the decrease in interest income received from our

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money market account related to the portfolio dispositions in 2019, offset by a decrease in the weighted average interest rate from 3.6% as of September 30, 2019 to 2.3% as of September 30, 2020 and a decrease in the average aggregate amount of debt outstanding to $418.6 million during the nine months ended September 30, 2020, compared to an average outstanding debt balance of $449.6 million for the nine months ended September 30, 2019.

Gain on Disposition of Real Estate, Net

Gain on disposition of real estate, net was $120.0 million for the nine months ended September 30, 2019. The gain recorded was due to the disposition of 18 industrial properties during the nine months ended September 30, 2019. No dispositions occurred during the nine months ended September 30, 2020.

Depreciation and Amortization

The increase in depreciation and amortization expense of $5.6 million during the nine months ended September 30, 2020, as compared to the same period in 2019, was primarily due to the purchase of seven properties subsequent to September 30, 2019, offset by the disposition of 18 properties during the nine months ended September 30, 2019.

Transaction-Related Expenses

We pay CCIT II Advisor or its affiliates acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset we acquire; (2) the amount paid in respect of the development, construction or improvement of each asset we acquire; (3) the purchase price of any loan we acquire; and (4) the principal amount of any loan we originate. We reimburse CCIT II Advisor or its affiliates for transaction-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total expenses relating to the transaction do not exceed 6.0% of the contract purchase price, unless otherwise approved by a majority of the CCIT II Board, including a majority of our independent directors, as commercially competitive, fair and reasonable to us. Other transaction-related expenses, such as advisor reimbursements for disposition activities, are expensed as incurred.

The decrease in transaction-related expenses of $50,000 during the nine months ended September 30, 2020, as compared to the same period in 2019, was primarily due to advisor reimbursements incurred during the nine months ended September 30, 2019 in connection with the sale of 18 properties, compared to two property acquisitions during the nine months ended September 30, 2020.

Merger-Related Expenses

In connection with the CMFT Merger, we incurred consulting fees of $705,000 during the nine months ended September 30, 2020. No such fees were incurred during the nine months ended September 30, 2019.

Advisory Fees and Expenses

Pursuant to the advisory agreement with CCIT II Advisor and based upon the amount of our current invested assets, we are required to pay to CCIT II Advisor a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets. Additionally, we may be required to reimburse certain expenses incurred by CCIT II Advisor in providing advisory services, subject to limitations as set forth in the advisory agreement.

The increase in advisory fees and expenses of $717,000 during the nine months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in our average invested assets to $1.1 billion for the nine months ended September 30, 2020, compared to $960.1 million during the same period in 2019.

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General and Administrative Expenses

The primary general and administrative expense items are certain expense reimbursements to our advisor, escrow and trustee fees, and state income taxes.

The increase in general and administrative expenses of $490,000 during the nine months ended September 30, 2020, as compared to the same period in 2019, was primarily due to an increase in state income and franchise taxes.

Net Operating Income

Same store property net operating income decreased $161,000 during the nine months ended September 30, 2020, as compared to the same period in 2019. The decrease was primarily due to decreases in tenant reimbursement income and increases in real estate taxes at several properties during the nine months ended September 30, 2020, as compared to the same period in 2019.

Non-same store property net operating income increased $9.4 million during the nine months ended September 30, 2020, as compared to the same period in 2019. The increase was primarily due to the acquisition of seven properties subsequent to September 30, 2019, offset by the disposition of 18 properties during the nine months ended September 30, 2019.

Distributions

Prior to April 1, 2020, on a quarterly basis, the CCIT II Board authorized a daily distribution for the succeeding quarter. The CCIT II Board authorized the following daily distribution amounts per share for the periods indicated below:

Period Commencing	Period Ending	Daily Distribution Amount (1)
January 14, 2014	March 31, 2014	$0.001643836
April 1, 2014	December 31, 2015	$0.0017260274
January 1, 2016	December 31, 2016	$0.0017213115
January 1, 2017	December 31, 2019	$0.001726027
January 1, 2020	March 31, 2020	$0.001721311

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT II Class T Common Stock (as calculated on a daily basis).

On April 20, 2020, the CCIT II Board decided to make a determination as to the amount and timing of distributions on a monthly, instead of quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our tenants’ ability to continue to pay rent on their leases on a timely basis or at all, the degree to which federal, state or local governmental authorities grant rent relief or other relief or amnesty programs applicable to our tenants, our ability to access the capital markets, and on the United States and worldwide financial markets and economy.

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After April 1, 2020, on a monthly basis, the CCIT II Board has authorized a monthly distribution amount. On August 30, 2020, in connection with the entry of the Company into the CMFT Merger Agreement, the CCIT II Board suspended the CCIT II DRIP Offering, and, therefore, further distributions will be paid in cash to all stockholders unless and until we reinstate the CCIT II DRIP Offering. The CCIT II Board authorized the following monthly distribution amounts per share for the periods indicated below:

Record Date	Distribution Amount (1)
April 30, 2020	$0.0350
May 31, 2020	$0.0387
June 30, 2020	$0.0409
July 30, 2020	$0.0414
August 28, 2020	$0.0414
September 29, 2020	$0.0414
October 29, 2020	$0.0414
November 27, 2020	$0.0414

(1)	Less the per share distribution and stockholder servicing fees that are payable with respect to the CCIT II Class T Common Stock (as calculated on a daily basis).

As of September 30, 2020, we had distributions payable of $2.8 million.

The following table presents distributions and sources of distributions for the periods indicated below (dollar amounts in thousands):

	Nine Months Ended September 30,
	2020			2019
	Amount		Percent	Amount		Percent
Distributions paid in cash	$86,503		90%	$16,876		53%
Distributions reinvested	10,142		10%	14,835		47%

Total distributions	$96,645		100%	$31,711		100%

Sources of distributions:
Net cash provided by operating activities (1)	$27,289		28%	$31,007	(2)	98%
Proceeds from real estate dispositions	69,356	(3)	72%	—		—%
Proceeds from issuance of common stock	—		—%	704	(4)	2%

Total sources	$96,645		100%	$31,711		100%

(1)	Net cash provided by operating activities for the nine months ended September 30, 2020 and 2019 was $33.4 million and $23.3 million, respectively.
(2)

Our distributions covered by cash flows from operating activities for the nine months ended September 30, 2019 include cash flows from operating activities in excess of distributions from prior periods of $7.7 million.

(3)

On December 23, 2019, the CCIT II Board authorized the declaration of a distribution of $1.03 per share on the CCIT II Class A Common Stock and CCIT II Class T Common Stock to all stockholders of record of such shares as of the close of business on December 30, 2019. The 2019 Distribution was paid on January 15, 2020. We designated the 2019 Distribution as a special distribution, which represents a portion of the proceeds from the sale of 18 industrial properties on April 9, 2019.

(4)

In accordance with GAAP, certain real estate acquisition-related fees and expenses, such as expenses and fees incurred in connection with property acquisitions accounted for as business combinations, are expensed, and therefore reduce net cash flows from operating activities. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the nine months ended September 30, 2019 includes the amount by which real estate acquisition-related fees and expenses have reduced net cash flows from operating activities in those prior periods.

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Share Redemptions

Our share redemption program permits our stockholders to sell their shares of common stock back to us, subject to certain conditions and limitations. Funding for the redemption of shares will be limited to the cumulative net proceeds we receive from the sale of shares under the CCIT II DRIP Offering, net of shares redeemed to date. In addition, we will generally limit quarterly redemptions to approximately 1.25% of the weighted average number of shares outstanding during the trailing 12-month period ending on the last day of the fiscal quarter for which the redemptions are being paid, and to the net proceeds we receive from the sale of shares in the respective quarter under the CCIT II DRIP Offering. In addition, the CCIT II Board may choose to amend the terms of, suspend or terminate our share redemption program at any time in its sole discretion if it believes that such action is in the best interest of us and our stockholders. Any material modifications or suspension of the share redemption program will be disclosed to our stockholders as promptly as practicable in our reports filed with the SEC and via our website. Any of the foregoing limits might prevent us from accommodating all redemption requests made in any fiscal quarter or in any 12-month period. In connection with the entry of the Company into the CMFT Merger Agreement, on August 30, 2020, the CCIT II Board suspended our share redemption program, and therefore, no shares will be redeemed from our stockholders after that date unless and until the share redemption program is reinstated. During the nine months ended September 30, 2020, we received valid redemption requests under our share redemption program totaling approximately 8.6 million shares, of which we redeemed approximately 786,000 shares as of September 30, 2020 for $7.9 million at an average redemption price of $10.00 per share. The remaining redemption requests relating to approximately 7.8 million shares went unfulfilled. A valid redemption request is one that complies with the applicable requirements and guidelines of our share redemption program then in effect. The share redemptions were funded with proceeds from the CCIT II DRIP Offering.

Liquidity and Capital Resources

General

We are continuing to closely monitor the outbreak of the COVID-19 pandemic and its impact on our business, tenants, operating partners and the economy as a whole. The COVID-19 pandemic has not had a material impact on our operations; however, we cannot estimate the ultimate magnitude and duration of the pandemic and its impact on our future operations and liquidity as of the filing date of our report. If the outbreak continues on its current trajectory, such impacts could be material.

The CCIT II Credit Facility provides for borrowings of up to $500.0 million, which includes a $300.0 million term loan and up to $200.0 million in revolving loans. As of September 30, 2020, we had $88.0 million in unused capacity under the CCIT II Credit Facility, subject to borrowing availability. The Company had available borrowings of $88.0 million as of September 30, 2020. As of September 30, 2020, we also had cash and cash equivalents of $16.1 million.

Subject to potential credit losses in the remainder of 2020 due to tenants that default on their leases, file bankruptcy and/or otherwise experience significant financial difficulty as a result of the COVID-19 pandemic, we expect to meet our short-term liquidity requirements through available cash, cash provided by property operations, proceeds from the CCIT II IPO and borrowings from the CCIT II Credit Facility or other sources. Additionally, given the impact of the COVID-19 pandemic, the CCIT II Board has decided to make a determination as to the amount and timing of distributions on a monthly, instead of a quarterly, basis until such time that we have greater visibility into the impact that the COVID-19 pandemic will have on our property valuations. During the nine months ended September 30, 2020, the CCIT II Board approved and adopted the Amended DRIP and the Amended Share Redemption Program that, among other changes, respectively provide that the Amended DRIP and the Amended Share Redemption Program may be suspended at any time by majority vote of the CCIT II Board without prior notice if the CCIT II Board believes such action is in the best interest of the Company and its stockholders.

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As of September 30, 2020, we believe that we were in compliance with the financial covenants of the CCIT II Credit Agreement. However, our continued compliance with these debt covenants depends on many factors, including rent collections, which is impacted by the current and future economic conditions related to the COVID-19 pandemic.

We expect to utilize proceeds from real estate dispositions, cash flows from operations, future proceeds from secured or unsecured financing and funds from the CCIT II DRIP Offering to fund future property acquisitions, certain capital expenditures, including tenant improvements, and for operating expenses, distributions to stockholders and general corporate uses. The sources of our operating cash flows will primarily be provided by the rental and other property income received from current and future leased properties.

On August 25, 2016, we registered an aggregate of $120.0 million of CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering. We continued to issue CCIT II Class A Common Stock and CCIT II Class T Common Stock under the CCIT II DRIP Offering until, on August 30, 2020, the CCIT II Board approved the suspension of the Amended DRIP and the Amended Share Redemption Program.

Short-term Liquidity and Capital Resources

On a short-term basis, our principal demands for funds will be for operating expenses, distributions to stockholders, redemptions, certain capital expenditures, and interest and principal on current and any future debt financings. We expect to meet our short-term liquidity requirements through cash proceeds from real estate asset dispositions, net cash flows provided by operations and proceeds from the CCIT II DRIP Offering, as well as secured or unsecured borrowings from banks and other lenders. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months. Management intends to use the proceeds from the sale of its disposition of properties to, among other things, acquire additional high-quality net-lease properties in furtherance of our investment objectives and for other general corporate purposes.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for the payment of capital expenditures, operating expenses, distributions to, and redemptions by, stockholders, interest and principal on any current and future indebtedness and future property acquisitions. Generally, we expect to meet our long-term liquidity requirements through proceeds from net cash flows provided by operations, secured or unsecured borrowings from banks and other lenders, and the CCIT II DRIP Offering.

We expect that substantially all net cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the CCIT II DRIP Offering, borrowings on the CCIT II Credit Facility and/or future borrowings on our unencumbered assets. To the extent that cash flows from operations are lower due to lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the CCIT II DRIP Offering or debt financings will be used to fund certain capital expenditures, repayments of outstanding debt or distributions to, and redemptions by, our stockholders.

Contractual Obligations

As of September 30, 2020, we had debt outstanding with a carrying value of $412.0 million and a weighted average interest rate of 2.3%. See Note 7 — Credit Facility and Note Payable to our condensed consolidated financial statements for certain terms of our debt outstanding.

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Our contractual obligations as of September 30, 2020 were as follows (in thousands):

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments — Credit Facility	$412,000	$—	$—	$412,000	$—
Interest payments — Credit Facility (2)	36,581	9,506	19,064	8,011	—

Total	$448,581	$9,506	$19,064	$420,011	$—

(1)	The table does not include amounts due to CCIT II Advisor or its affiliates pursuant to the CCIT II Advisory Agreement because such amounts are not fixed and determinable.
(2)

Payment obligations for the $200.0 million outstanding under the CCIT II Credit Facility subject to an interest rate swap agreement are based on the interest rate of 3.07% as of September 30, 2020, which is the fixed rate under the interest rate swap agreement. Payment obligations for the remaining balance of the CCIT II Term Loan outstanding are based on the interest rate of 1.6%. There was $112.0 million outstanding under the CCIT II Revolving Loans with a weighted average interest rate of 1.6% as of September 30, 2020.

We expect to incur additional borrowings in the future to acquire additional properties and other real estate-related assets. There is no limitation on the amount we may borrow against any single improved property. Our borrowings will not exceed 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association Statement of Policy Regarding Real Estate Investment Trusts; however, we may exceed that limit if both approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. Consistent with CCIT II Advisor’s approach toward the moderate use of leverage, the CCIT II Board has adopted a policy to further limit our borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets, unless excess borrowing is approved by a majority of the independent directors and disclosed to our stockholders in the next quarterly report along with a justification for such excess borrowing. As of September 30, 2020, our ratio of debt to total gross assets net of gross intangible lease liabilities was 41.6% and our ratio of debt to the fair market value of our gross assets net of gross intangible lease liabilities was 37.7%. Fair market value is based on the estimated market value of our real estate assets as of June 30, 2020 that were used to determine our estimated per share NAV, and for those assets acquired from July 1, 2020 through September 30, 2020, is based on the purchase price.

Our management reviews net debt as part of its management of our overall liquidity, financial flexibility, capital structure and leverage, and we therefore believe that the presentation of net debt provides useful information to stockholders. Net debt is a non-GAAP measure used to show our outstanding principal debt balance, excluding certain GAAP adjustments, such as financing and issuance costs and related accumulated amortization, less all cash and cash equivalents. As of September 30, 2020, our net debt leverage ratio, which is the ratio of net debt to total gross real estate assets net of gross intangible lease liabilities, was 40.0%.

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The following table provides a reconciliation of the credit facility and note payable, net balance, as reported on our condensed consolidated balance sheet, to net debt as of September 30, 2020 (dollar amounts in thousands):

Balance as of September 30, 2020
Credit facility and note payable, net	$410,149
Deferred costs (1)	1,851
Less: Cash and cash equivalents	(16,072)

Net debt	$395,928

Gross real estate assets, net (2)	$989,867

Net debt leverage ratio	40.0%

(1)	Deferred costs relate to mortgage note payable and the term portion of the CCIT II Credit Facility.
(2)	Net of gross intangible lease liabilities.

Cash Flow Analysis

Operating Activities

Net cash provided by operating activities increased by $10.1 million for the nine months ended September 30, 2020, as compared to the same period in 2019. The change was primarily due to the acquisition of seven additional rental income producing properties subsequent to September 30, 2019, offset by the disposition of 18 rental income producing properties. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.

Investing Activities

Net cash used in investing activities was $62.7 million for the nine months ended September 30, 2020, as compared to net cash provided by investing activities of $520.2 million for the nine months ended September 30, 2019. The change was primarily due to having no dispositions during the nine months ended September 30, 2020, compared to proceeds received relating to 18 property dispositions during the nine months ended September 30, 2019, offset by the acquisition of two properties for $59.5 million during the nine months ended September 30, 2020.

Financing Activities

Net cash used in financing activities decreased by $151.0 million for the nine months ended September 30, 2020, as compared to the same period in 2019. The decrease resulted primarily from an increase in net borrowings on the CCIT II Credit Facility during the nine months ended September 30, 2020, compared to the same period in 2019, offset by the special distribution to investors that was paid on January 15, 2020.

Election as a REIT

We elected to be taxed, and currently qualify, as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2014. To maintain our qualification as a REIT, we must continue to meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax on our taxable income at regular corporate rates. We will not be able to

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deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to maintain our qualification as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated financial statements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements, which should be read in conjunction with the more complete discussion of our accounting policies and procedures included in Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2019.

We consider our critical accounting policies to be the following:

•	Recoverability of Real Estate Assets; and

•	Allocation of Purchase Price of Real Estate Assets.

A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2019. The information included in this Annex should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2019 and related notes thereto.

Related-Party Transactions and Agreements

We have entered into agreements with CCIT II Advisor or its affiliates whereby we agree to pay certain fees to, or reimburse certain expenses of, CCIT II Advisor or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, distribution and stockholder servicing fees, leasing fees and reimbursement of certain operating costs. See Note 9 — Related-Party Transactions and Arrangements to our condensed consolidated financial statements for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Avraham Shemesh, the chairman of the CCIT II Board, chief executive officer and president, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board,

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chief executive officer and president of CCPT V, a director of CCIT III, CMFT and CIM Income NAV, and president and treasurer of CCIT II Advisor. One of our directors, Richard S. Ressler, who is also a founder and principal of CIM and is an officer/director of certain of its affiliates, is the chairman of the board, chief executive officer and president of CMFT, CCIT III and CIM Income NAV, and is vice president of CCIT II Advisor. Another one of our directors, Elaine Y. Wong, who is a principal of CIM, serves as a director for CIM Income NAV, CCPT V and CMFT. One of our independent directors, Calvin E. Hollis, also serves as a director of CCPT V. Our chief financial officer and treasurer, Nathan D. DeBacker, who is also an officer of other real estate programs sponsored by CCO Group, is a vice president of CCIT II Advisor and is an officer of certain of its affiliates. In addition, affiliates of CCIT II Advisor act as an advisor to CMFT, CCPT V, CIM Income NAV and CCIT III, all of which are public, non-listed REITs sponsored or operated by CCO Group. As such, there may be conflicts of interest where CCIT II Advisor or its affiliates, while serving in the capacity as sponsor, general partner, officer, director, key personnel and/or advisor for CIM or another real estate program sponsored or operated by CIM or CCO Group, including other real estate offerings in registration, may be in conflict with us in connection with providing services to other real estate-related programs related to property acquisitions, property dispositions, and property management among others. The compensation arrangements between affiliates of CCIT II Advisor and these other real estate programs sponsored or operated by CCO Group could influence the advice provided to us. See Part I, Item 1. Business — Conflicts of Interest in our Annual Report on Form 10-K for the year ended December 31, 2019.

Off-Balance Sheet Arrangements

As of September 30, 2020 and December 31, 2019, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

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Annex G

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

NON-GAAP MEASURES

When used in this Annex, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to GCEAR and its consolidated subsidiaries. The following should be read in conjunction with our consolidated financial statements and notes thereto, included in the Annex “Index to Financial Information” in the proxy statement/prospectus, of which this Annex G forms a part. In connection with the EA Mergers, we were the legal acquirer and EA-1 was the accounting acquirer for financial reporting purposes, as discussed in Note 4, Real Estate. Thus, the financial information set forth herein subsequent to the EA Mergers reflects results of the combined entity, and the financial information set forth herein prior to the EA Mergers reflects EA-1’s results. For this reason, period to period comparisons may not be meaningful. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the proxy statement/prospectus.

Funds from Operations and Adjusted Funds from Operations

For the Year Ended December 31, 2019

(Unaudited; in thousands)

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient.

Management is responsible for managing interest rate, hedge and foreign exchange risks. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements or other hedge instruments and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as FFO. FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

Additionally, we use AFFO as a non-GAAP financial measure to evaluate our operating performance. AFFO is a measure used among our peer group, which includes daily NAV REITs. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

Management believes that AFFO is a beneficial indicator of our ongoing portfolio performance and ability to sustain our current distribution level. More specifically, AFFO isolates the financial results of our operations. AFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, AFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and AFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of AFFO based on the following economic considerations:

•

Revenues in excess of cash received, net. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these contractual periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of straight-line rent to arrive at AFFO as a means of determining operating results of our portfolio. By adjusting for this item, we believe AFFO is reflective of the realized economic impact of our leases (including master agreements) that is useful in assessing the sustainability of our operating performance.

•

Amortization of stock-based compensation. We have excluded the effect of stock-based compensation expense from our AFFO calculation. Although stock-based compensation expense is calculated in accordance with current GAAP and constitutes an ongoing and recurring expense, such expense is excluded from AFFO because it is not an expense which generally requires cash settlement, and therefore is not used by us to assess the profitability of our operations. We also believe the exclusion of stock-based compensation expense provides a more useful comparison of our operating results to the operating results of our peers.

•

Deferred rent. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these periodic minimum rent payment increases during the term of a lease are recorded on a straight-line basis and create deferred rent. As deferred rent is a GAAP non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of deferred rent to arrive at AFFO as a means of determining operating results of our portfolio.

•

Amortization of in-place lease valuation. Acquired in-place leases are valued as above-market or below-market as of the date of acquisition based on the present value of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and are amortized as an adjustment to rental income over the remaining terms of the respective leases. As this item is a non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of the amortization of in-place lease valuation to arrive at AFFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are capitalized and included as part of the relative fair value when the property acquisition meets the definition of an asset acquisition or are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss), for property acquisitions accounted for as a business combination. By excluding acquisition-related costs, AFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to AFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from AFFO provides investors with supplemental performance information that is consistent with the performance models and analyses used by management.

•

Financed termination fee, net of payments received. We believe that a fee received from a tenant for terminating a lease is appropriately included as a component of rental revenue and therefore included in AFFO. If, however, the termination fee is to be paid over time, we believe the recognition of such termination fee into income should not be included in AFFO. Alternatively, we believe that the periodic amount paid by the tenant in subsequent periods to satisfy the termination fee obligation should be included in AFFO.

•

Gain or loss from the extinguishment of debt. We primarily use debt as a partial source of capital to acquire properties in our portfolio and fund redemptions. As a term of obtaining this debt, we will pay financing costs to the respective lender. Financing costs are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and amortized into interest expense on a straight-line basis over the term of the debt. We consider the amortization expense to be a component of operations if the debt was used to acquire properties. From time to time, we may cancel certain debt obligations and replace these canceled debt obligations with new debt at more favorable terms to us. In doing so, we are required to write-off the remaining capitalized financing costs associated with the canceled debt, which we consider to be a cost, or loss, on extinguishing such debt. Management believes that this loss is considered an event not associated with our operations, and therefore, deems this write-off to be an exclusion from AFFO.

•

Unrealized gains (losses) on derivative instruments. These adjustments include unrealized gains (losses) from mark-to-market adjustments on interest rate swaps and losses due to hedge ineffectiveness. The change in the fair value of interest rate swaps not designated as a hedge and the change in the fair value of the ineffective portion of interest rate swaps are non-cash adjustments recognized directly in earnings and are included in interest expense. We have excluded these adjustments in our calculation of AFFO to more appropriately reflect the economic impact of our interest rate swap agreements.

•

Dead deal costs. As part of investing in income-producing real property, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs for transactions that fail to close, which in accordance with GAAP, are expensed and are included in the determination of income (loss) from operations and net income (loss). Similar to acquisition-related costs (see above), management believes that excluding these costs from AFFO provides investors with supplemental performance information that is consistent with the performance models and analyses used by management.

For all of these reasons, we believe the non-GAAP measures of FFO and AFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and AFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and AFFO. The use of AFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. AFFO is useful in assisting management and investors in assessing our ongoing ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete. However, FFO and AFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and AFFO. Therefore, FFO and AFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate AFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and AFFO is presented in the following table for the years ended December 31, 2019, 2018 and 2017 (in thousands):

	Year Ended December 31,
	2019	2018	2017
Net income	$37,044	$22,038	$146,133
Adjustments:
Depreciation of building and improvements	80,393	60,120	55,982
Amortization of leasing costs and intangibles	73,084	59,020	60,573
Impairment provision	30,734	—	8,460
Equity interest of depreciation of building and improvements - unconsolidated entities	2,800	2,594	2,496
Equity interest of amortization of intangible assets - unconsolidated entities	4,632	4,644	4,674
Gain from sale of depreciable operating property	(29,938)	(1,231)	(116,382)
Equity interest of impairment - unconsolidated entities	6,927	—	—
Equity interest of gain on sale - unconsolidated entities	(4,128)	—	—

FFO	$201,548	$147,185	$161,936

Distributions to redeemable preferred shareholders	(8,188)	(3,275)	—
Distributions to noncontrolling interests	(17,959)	(4,737)	(4,737)

FFO, net of noncontrolling interest and redeemable preferred distributions	$175,401	$139,173	$157,199

Reconciliation of FFO to AFFO:
FFO, net of noncontrolling interest and redeemable preferred distributions	$175,401	$139,173	$157,199
Adjustments:
Acquisition fees and expenses to non-affiliates	—	1,331	—
Non-cash earn-out adjustment	(1,461)	—	—
Revenues in excess of cash received, net	(19,519)	(8,571)	(11,372)
Amortization of share-based compensation	2,614	—	—
Deferred rent - ground lease	1,353	841	—
Amortization of above/(below) market rent	(3,201)	(685)	1,689
Amortization of debt premium/(discount)	300	32	(414)
Amortization of ground leasehold interests	(52)	28	28
Non-cash lease termination income	(10,150)	(12,532)	(12,845)
Financed termination fee payments received	6,065	15,866	11,783
Equity interest of revenues in excess of cash received (straight-line rents) - unconsolidated entities	528	116	(311)
Unrealized gains on investments (DCP)	307	—	—
Equity interest of amortization of above market rent - unconsolidated entities	3,696	2,956	2,968
Performance fee adjustment	(2,604)	—	—
Unrealized (gain) loss on derivatives	—	—	(28)
Dead deal costs	252	—	—

AFFO	$153,529	$138,555	$148,697

Adjusted EBITDA

For the Year Ended December 31, 2019

(Unaudited; dollars in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
ADJUSTED EBITDA(1):
Net (loss) income	$(2,043)	$3,269	$37,044	$22,038
Adjustment to net income(2)	—	—	(5,995)	—

Net (loss) income adjusted	(2,043)	3,269	31,049	22,038

Depreciation and amortization	41,114	29,910	167,637	119,168
Interest expense	19,026	13,164	78,218	52,121
Amortization - Deferred financing costs	527	770	5,787	3,040
Amortization - Debt premium	109	8	301	31
Amortization - In-place lease	(562)	(550)	(4,749)	(685)
Income taxes	(83)	278	1,027	632
Asset management fees	—	5,998	—	23,668
Property management fees to affiliates	—	2,430	—	9,479
Property management fees to non-affiliates	907	—	2,621	—
Acquisition fees and expenses	—	1,331	379	1,331
Deferred rent	(9,864)	1,639	(21,010)	(8,571)
Termination Income (Non-Cash)	—	—	(11,178)	—
Termination Income (Cash)	3,057	—	6,065	—
Lease Accounting True Up	—	—	2,052	—

Extraordinary Losses or Gains:
Gain on disposition	(21,497)	(73)	(29,938)	(1,231)
Gain (loss) from investment in unconsolidated entities	(519)	—	(4,128)	—
Impairment on Investment in Unconsolidated Entity - DRJV	6,927		6,927	—
Impairment Provision	30,734		30,734	—
Equity percentage of net (income) loss for the Parent’s non-wholly owned direct and indirect subsidiaries	819	637	2,509	2,254
Equity percentage of EBITDA for the Parent’s non-wholly owned direct and indirect subsidiaries	2,174	2,264	11,107	8,967

	70,826	61,075	275,410	232,242
Less: Capital reserves	(1,291)	(931)	(5,150)	(3,682)

Adjusted EBITDA (per credit facility agreement)	$69,535	$60,144	$270,260	$228,560

Principal paid and due	$1,674	$1,598	$6,577	$6,494
Interest expense	19,026	13,710	76,627	54,335
Cash dividends on Preferred Stock (including any paid under the 2018 Preferred Documents)	2,047	—	8,188	—

	$22,747	$15,308	$91,392	$60,829

Interest Coverage Ratio(3)	3.65	4.39	3.53	4.21

Fixed Charge Coverage Ratio(4)	3.06	3.93	2.96	3.76

(1)

Adjusted EBITDA, as defined in our credit facility agreement, is calculated as net income before interest, taxes, depreciation and amortization (EBITDA), plus acquisition fees and expenses, asset and property management fees, straight-line rents and in-place lease amortization for the period, further adjusted for acquisitions that have closed during the quarter and certain reserves for capital expenditures.

(2)	Adjustment is a result of combined financial information from EA-1 and us.
(3)	Interest coverage is the ratio of interest expense as if the corresponding debt was in place at the beginning of the period to adjusted EBITDA.
(4)

Fixed charge coverage is the ratio of principal amortization for the period plus interest expense as if the corresponding debt was in place at the beginning of the period plus preferred unit distributions as if in place at the beginning of the period over adjusted EBITDA.

Funds from Operations and Adjusted Funds from Operations

For the Nine Months Ended September 30, 2020

(Unaudited; in thousands)

Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient.

Management is responsible for managing interest rate, hedge and foreign exchange risks. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements or other hedge instruments and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance.

In order to provide a more complete understanding of the operating performance of a REIT, NAREIT promulgated a measure known as FFO. FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.

Additionally, we use AFFO as a non-GAAP financial measure to evaluate our operating performance. AFFO excludes non-routine and certain non-cash items such as revenues in excess of cash received, amortization of stock-based compensation net, deferred rent, amortization of in-place lease valuation, acquisition-related costs, financed termination fee, net of payments received, gain or loss from the extinguishment of debt, unrealized gains (losses) on derivative instruments and dead deal costs. FFO and AFFO have been revised to include amounts available to both common stockholders and limits partners for all periods presented.

AFFO is a measure used among our peer group, which includes daily NAV REITs. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies.

Management believes that AFFO is a beneficial indicator of our ongoing portfolio performance and ability to sustain our current distribution level. More specifically, AFFO isolates the financial results of our operations. AFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, AFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and AFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities.

For all of these reasons, we believe the non-GAAP measures of FFO and AFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and AFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and AFFO. The use of AFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. AFFO is useful in assisting management and investors in assessing our ongoing ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete. However, FFO and AFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and AFFO. Therefore, FFO and AFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate AFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and AFFO is presented in the following table for the three and nine months ended September 30, 2020 and 2019 (dollars in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income	$(7,475)	$12,216	$1,347	$39,087
Adjustments:
Depreciation of building and improvements	23,759	22,843	69,957	57,473
Amortization of leasing costs and intangibles	16,232	18,590	51,207	54,817
Impairment provision	9,572	—	22,195	—
Equity interest of depreciation of building and improvements - unconsolidated entities	—	712	1,438	2,076
Equity interest of amortization of intangible assets - unconsolidated entities	—	1,158	1,751	3,474
Gain from disposition of assets	—	(8,441)	(4,268)	(8,441)
Equity interest of gain on sale - unconsolidated entities	—	(3,609)	—	(3,609)
Impairment on unconsolidated entities	—	—	1,906	—

FFO	42,088	43,469	145,533	144,877
Distribution to redeemable preferred shareholders	(2,255)	(2,047)	(6,349)	(6,141)

FFO attributable to common stockholders and limited partners	$39,833	$41,422	$139,184	$138,736

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Reconciliation of FFO to AFFO:
FFO attributable to common stockholders and limited partners	$39,833	$41,422	$139,184	$138,736
Adjustments:
Revenues in excess of cash received, net	(7,001)	(5,067)	(19,441)	(9,655)
Amortization of share-based compensation	992	950	3,116	1,589
Amortization of above/(below) market rent, net	(525)	(871)	(1,765)	(2,639)
Amortization of debt premium/(discount), net	103	109	309	191
Amortization of ground leasehold interests	(73)	7	(217)	21
Deferred rent - ground lease	516	293	1,548	879
Unrealized gains (loss) on investments	(130)	—	(118)	—
Unconsolidated joint venture valuation adjustment	4,452	—	4,452	—
Non-cash lease termination income	—	—	—	(10,150)
Financed termination fee payments received	1,500	1,500	4,500	3,008
Company’s share of revenues in excess of cash received (straight-line rents) - unconsolidated entity	—	233	505	295
Company’s share of amortization of above market rent - unconsolidated entity	—	924	1,419	2,772
Performance fee adjustment	—	—	—	(2,604)
Implementation of lease accounting guidance	—	2,052	—	—
Non-cash earn-out adjustment	—	—	(2,581)	—
Dead deal costs	—	—	52	—

AFFO available to common stockholders and limited partners	$39,667	$41,552	$130,963	$122,443

FFO per share, basic and diluted	$0.15	$0.15	$0.53	$0.56
AFFO per share, basic and diluted	$0.15	$0.15	$0.50	$0.49

Weighted-average common shares outstanding - basic EPS	230,159,620	246,609,614	229,950,613	217,375,026
Weighted-average OP Units	31,905,390	31,973,867	31,946,600	30,603,488

Weighted-average common shares and OP Units outstanding - basic FFO/AFFO	262,065,010	278,583,481	261,897,213	247,978,514

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except to the extent that (a) it is proved that the person actually received an improper benefit or profit in money, property, or services or (b) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action. The GCEAR Charter contains a provision providing for elimination of the liability of GCEAR’s directors or officers to GCEAR or its stockholders for money damages, except to the extent discussed below.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the GCEAR Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they are made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify in respect of any proceeding by or in the right of the corporation in which the director or officer is adjudged liable to the corporation or with respect to any proceeding charging improper personal benefit to the director or officer in which he or she was adjudged to be liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by or on his or her behalf to repay the amount advanced if it shall ultimately be determined that the standard of conduct was not met. It is the position of the SEC that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is therefore unenforceable.

Subject to the limitations below, the GCEAR Charter provides that GCEAR shall indemnify and pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to (a) any present or former director or officer of GCEAR, (b) any individual who, while a director of GCEAR and at the request of GCEAR, serves or has served as a director, officer, partner, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan, or any other enterprise, from and against any claim or liability to which such person may become subject or that such person may incur by reason of his or her service in such capacity, or (c) the Advisor (as defined in the GCEAR Charter) or any of its affiliates acting as an agent of GCEAR.

However, under the GCEAR Charter, GCEAR shall not indemnify its directors or the Advisor or its affiliates for any liability or loss suffered by them, nor shall they be held harmless for any loss or liability suffered by GCEAR, unless all of the following conditions are met: (i) the directors or the Advisor or its affiliates have determined, in good faith, that the course of conduct that caused the loss or liability was in GCEAR’s best interests; (ii) the directors or the Advisor or its affiliates were acting on GCEAR’s behalf or performing services for GCEAR; (iii) such liability or loss was not the result of (A) negligence or misconduct by the directors, excluding the independent directors, or the Advisor or its affiliates, or (B) gross negligence or willful misconduct by the independent directors; and (iv) such indemnification or agreement to hold harmless is recoverable only out of GCEAR’s net assets and not from stockholders.

The GCEAR Charter also provides, however, that GCEAR shall not indemnify its directors or the Advisor or its affiliates, or any persons acting as a broker-dealer, for any loss, liability, or expense arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; and (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which GCEAR securities were offered or sold as to indemnification for violations of securities laws.

Finally, the GCEAR Charter provides that GCEAR shall indemnify and advance funds to its directors or the Advisor or its affiliates for legal expenses and other costs only if all of the following conditions are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on GCEAR’s behalf; (ii) the legal proceeding was initiated by (A) a third party who is not a stockholder or (B) a stockholder acting in his or her capacity as such and a court of competent jurisdiction approves such advancement; and (iii) the directors or the Advisor or its affiliates undertake to repay the advanced funds to GCEAR, together with the applicable legal rate of interest thereon, if it is ultimately determined that such director or the Advisor or its affiliate is not entitled to indemnification.

GCEAR also maintains insurance on behalf of all of GCEAR’s directors and executive officers against liability asserted against or incurred by them in their official capacities with GCEAR, subject to its limitations on indemnification.

In addition, on April 30, 2019, GCEAR assumed indemnification agreements of EA-1 pursuant to the merger of EA-1 with and into a wholly-owned subsidiary of GCEAR. On December 14, 2018, EA-1 entered into indemnification agreements with each of its directors and its continuing executive officers (each, an “Indemnitee”). GCEAR assumed EA-1’s obligations and rights in their entirety. The indemnification agreements obligate GCEAR, if an Indemnitee is or is threatened to be made a party to, or witness in, any proceeding by reason of such Indemnitee’s status as a former director, trustee, officer, partner, manager, member, fiduciary, employee or agent of EA-1, or as a director, trustee, officer, partner, manager, member, fiduciary, employee or agent of another entity that the Indemnitee served in such capacity at EA-1’s request, to indemnify such Indemnitee, and advance expenses actually and reasonably incurred by him or her, or on his or her behalf, subject to certain exceptions and conditions.

The Plan provides limitations on liability of directors as members of the GCEAR Board and as members of GCEAR’s Compensation Committee with respect to any act or omission on such person’s part, including but not limited to the exercise of any power or discretion given to such person under the Plan, except for those acts or omissions resulting from such person’s gross negligence or willful misconduct. Further, the Plan provides that the members of GCEAR’s compensation committee shall be indemnified by GCEAR for all expenses (including the amount of judgments and the amount of approved settlements made with a view to the curtailment of costs of litigation) reasonably incurred by such person in connection with or arising out of any action, suit or proceeding to the fullest extent permitted by law and by the GCEAR Charter and GCEAR Bylaws.

Item 21. Exhibits

(a)	The following is a list of exhibits filed as part of this Registration Statement.

No.	Exhibit Description

1.1	Dealer Manager Agreement and Participating Dealer Agreement dated September 18, 2017, incorporated by reference to Exhibit 1.1 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, filed on September 18, 2017, SEC File No. 333-217223

1.2	Amendment No. 1 to Dealer Manager Agreement and Participating Dealer Agreement dated June 24, 2019, incorporated by reference to Exhibit 1.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2019, SEC File No. 000-55605

2.1**	Agreement and Plan of Merger, dated as of October 29, 2020, by and among Griffin Capital Essential Asset REIT, Inc., GRT (Cardinal REIT Merger Sub), LLC, Griffin Capital Essential Asset Operating Partnership, L.P., GRT OP (Cardinal New GP Sub), LLC, GRT OP (Cardinal LP Merger Sub), LLC, GRT OP (Cardinal OP Merger Sub), LLC, Cole Office & Industrial REIT (CCIT II), Inc., Cole Corporate Income Operating Partnership II, LP and CRI CCIT II LLC (attached as Annex A to the Proxy Statement/Prospectus that is part of this Registration Statement on Form S-4)

2.2	Agreement and Plan of Merger, dated as of December 14, 2018, by and among Griffin Capital Essential Asset REIT II, Inc., Griffin Capital Essential Asset Operating Partnership II, L.P., Globe Merger Sub, LLC, Griffin Capital Essential Asset REIT, Inc. and Griffin Capital Essential Asset Operating Partnership, L.P., incorporated by reference to Exhibit 2.1 to the Registrant’s current report on Form 8-K, filed on December 20, 2018, SEC File No. 000-55605

3.1	First Articles of Amendment and Restatement of Griffin Capital Essential Asset REIT II, Inc., incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form S-11, filed on July 30, 2014, SEC File No. 333-194280

3.2	Bylaws of Griffin Capital Essential Asset REIT II, Inc., incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-11, filed on March 3, 2014, SEC File No. 333-194280

3.3	Amendment No. 1 to Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

3.4	Articles Supplementary to First Articles of Amendment and Restatement of Griffin Capital Essential Asset REIT II, Inc., incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 29, 2016, SEC File No. 000-55605

3.5	Articles of Amendment to First Articles of Amendment and Restatement of Griffin Capital Essential Asset REIT II, Inc., incorporated by reference to Exhibit 3.4 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, filed on September 18, 2017, SEC File No. 333-217223

3.6	Articles Supplementary of Griffin Capital Essential Asset REIT II, Inc., incorporated by reference to Exhibit 3.5 to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-11, filed on September 18, 2017, SEC File No. 333-217223

3.7	Articles Supplementary to First Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on April 19, 2019, SEC File No. 000-55605

3.8	Articles Supplementary to First Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

3.9	Second Articles of Amendment to the First Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on June 13, 2019, SEC File No. 000-55605

3.10	Articles Supplementary to First Articles of Amendment and Restatement, as Amended, incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on November 10, 2020, SEC File No. 000-55605

4.1	Form of Subscription Agreement and Subscription Agreement Signature Page, incorporated by reference to Appendix A of the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on June 18, 2019, SEC File No. 333-217223

4.2	Form of Additional Investment Subscription Agreement, incorporated by reference to Appendix B of the Registrant’s final prospectus filed pursuant to Rule 424(b)(3), filed on June 18, 2019, SEC File No. 333-217223

4.3	Amended and Restated Distribution Reinvestment Plan of Griffin Capital Essential Asset REIT, Inc., incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on July 17, 2020, SEC File No. 000-55605

4.4	Account Update Form, incorporated by reference to Appendix A to the prospectus included in the Registrant’s Registration Statement on Form S-3D, filed on July 17, 2020, SEC File No. 333-239924

4.5	Amended and Restated Share Redemption Program effective as of December 12, 2019, incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on November 12, 2019, SEC File No. 000-55605

5.1**	Opinion of Hogan Lovells US LLP regarding the legality of the securities being registered

8.1**	Opinion of Hogan Lovells US LLP regarding tax matters relating to the reorganization

8.2**	Opinion of Latham & Watkins LLP regarding tax matters relating to the reorganization

8.3**	Opinion of Baker McKenzie LLP regarding the qualification of Griffin Capital Essential Asset REIT, Inc. as a real estate investment trust

8.4**	Opinion of Morris, Manning & Martin, LLP regarding the qualification of Cole Office & Industrial REIT (CCIT II), Inc. as a real estate investment trust

10.1	Employee and Director Long-Term Incentive Plan, incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 21, 2014, SEC File No. 333-194280

10.2	Griffin Capital Essential Asset REIT, Inc. Amended and Restated Employee and Director Long-Term Incentive Plan, incorporated by reference to Appendix B included in the Registrant’s Definitive Proxy Statement on Schedule 14A filed on April 15, 2020, SEC File No. 000-55605

10.3	Griffin Capital Essential Asset REIT II, Inc.’s Employee and Director Long-Term Incentive Plan Form of Restricted Stock Agreement for Directors, incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on March 15, 2017, SEC File No. 000-55605

10.4	Director Compensation Plan, incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K, filed on March 15, 2017, SEC File No. 000-55605

10.5	Master Property Management, Leasing, and Construction Management Agreement, dated March 17, 2015, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on March 23, 2015, SEC File No. 333-194280

10.6	Fifth Amended and Restated Limited Partnership Agreement of the Current Operating Partnership dated April 30, 2019, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.7	Certificate of Amendment to Certificate of Limited Partnership of Current Operating Partnership dated April 30, 2019, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.8	Promissory Note dated February 27, 2013 issued to Midland National Life Insurance Company, incorporated by reference to Exhibit 10.1 to EA-1’s Current Report on Form 8-K, filed on March 5, 2013, SEC File No. 000-54377

10.9	NUF Note for the Schlumberger Property, incorporated by reference to Exhibit 10.1 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.10	VALIC Note for the Schlumberger Property, incorporated by reference to Exhibit 10.2 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.11	First Deed of Trust for the Schlumberger Property, incorporated by reference to Exhibit 10.3 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.12	Second Deed of Trust for the Schlumberger Property, incorporated by reference to Exhibit 10.4 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.13	First Mortgage for the Verizon Property, incorporated by reference to Exhibit 10.5 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.14	Second Mortgage for the Verizon Property, incorporated by reference to Exhibit 10.6 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.15	Recourse Carve-Out Guaranty Agreement, incorporated by reference to Exhibit 10.7 to EA-1’s Current Report on Form 8-K, filed on January 30, 2014, SEC File No. 000-54377

10.16	VALIC Note for Owens Corning Sales, LLC Property, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.17	AGL Note for Owens Corning Sales, LLC Property, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.18	USL Note for Owens Corning Sales, LLC Property, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.19	First Deed of Trust for Owens Corning Sales, LLC Property, incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.20	Second Deed of Trust for Owens Corning Sales, LLC Property, incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.21	Recourse Carve-Out Guaranty Agreement, incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.22	Schedule of Omitted Documents, incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K, filed on October 28, 2015, SEC File No. 333-194280

10.23	Loan Agreement with Bank of America, N.A. dated September 29, 2017, incorporated by reference to Exhibit 10.1 to EA-1’s Current Report on Form 8-K, filed on October 5, 2017, SEC File No. 000-54377

10.24	Guaranty Agreement, dated September 29, 2017, incorporated by reference to Exhibit 10.2 to EA-1’s Current Report on Form 8-K, filed on October 5, 2017, SEC File No. 000-54377

10.25	Promissory Note A-1-1, incorporated by reference to Exhibit 10.3 to EA-1’s Current Report on Form 8-K, filed on October 5, 2017, SEC File No. 000-54377

10.26	Mortgage, Assignment of Leases and Rents, Security Agreement, and Fixture Filing, incorporated by reference to Exhibit 10.4 to EA-1’s Current Report on Form 8-K, filed on October 5, 2017, SEC File No. 000-54377

10.27	Schedule of Omitted Documents for Bank of America Loan, incorporated by reference to Exhibit 10.5 to EA-1’s Current Report on Form 8-K, filed on October 5, 2017, SEC File No. 000-54377

10.28	Loan Agreement with Bank of America, N.A. and KeyBank N.A. dated April 27, 2018, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on May 3, 2018, SEC File No. 000-55605

10.29	Guaranty Agreement dated April 27, 2018, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed on May 3, 2018, SEC File No. 000-55605

10.30	Promissory Note A-1-1 dated April 27, 2018, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K, filed on May 3, 2018, SEC File No. 000-55605

10.31	Mortgage, Assignment of Leases and Rents, Security Agreement, and Fixture Filing for the Southern Company Services, Inc. Property dated April 27, 2018, incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on May 3, 2018, SEC File No. 000-55605

10.32	Schedule of Omitted Documents, incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed on May 3, 2018, SEC File No. 000-55605

10.33	Guaranty Agreement with KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.34	Amended and Restated 2023 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.35	2024 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.36	2026 Term Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.37	Second Amended and Restated Revolving Note payable to KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.38	First Amendment to Second Amended and Restated Credit Agreement, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on November 9, 2020, SEC File No. 000-55605

10.39	Swingline Note with KeyBank dated April 30, 2019, incorporated by reference to Exhibit 10.9 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.40	Schedule of Omitted Documents for KeyBank Loan, incorporated by reference to Exhibit 10.10 to the Registrant’s Current Report on Form 8-K, filed on May 1, 2019, SEC File No. 000-55605

10.41	Registration Rights Agreement dated December 14, 2018, incorporated by reference to Exhibit 10.4 to EA-1’s Current Report on Form 8-K, filed on December 20, 2018, SEC File No. 000-54377

10.42	Contribution Agreement dated December 14, 2018, incorporated by reference to Exhibit 2.2 to EA-1’s Current Report on Form 8-K, filed on December 20, 2018, SEC File No. 000-54377

10.43	Form of Master Property Management, Leasing and Construction Management Agreement, incorporated by reference to Exhibit 10.6 to EA-1’s Quarterly Report on Form 10-Q, filed on December 10, 2009, SEC File No. 333-159167

10.44	Series A Cumulative Perpetual Convertible Preferred Stock Purchase Agreement dated August 8, 2018, incorporated by reference to Exhibit 10.1 to EA-1’s Quarterly Report on Form 10-Q, filed on August 13, 2018, SEC File No. 000-54377

10.45	Administrative Services Agreement dated December 14, 2018, by and among EA-1, the EA-1 Operating Partnership, Griffin Capital Company, LLC, Griffin Capital, LLC, Griffin Capital Essential Asset TRS, Inc., and Griffin Capital Real Estate Company, LLC, incorporated by reference to Exhibit 10.35 to EA-1’s Annual Report on Form 10-K, filed on March 15, 2019, SEC File No. 000-54377

10.46	Form of Indemnification Agreement dated December 14, 2018, incorporated by reference to Exhibit 10.5 to EA-1’s Current Report on Form 8-K, filed on December 20, 2018, SEC File No. 000-54377

10.47	Escalante Employment Agreement dated December 14, 2018, incorporated by reference to Exhibit 10.6 to EA-1’s Current Report on Form 8-K, filed on December 20, 2018, SEC File No. 000-54377

10.48	Form of Employment Agreement for Other Officers dated December 14, 2018, incorporated by reference to Exhibit 10.7 to EA-1’s Current Report on Form 8-K, filed on December 20, 2018, SEC File No. 000-54377

10.49	Employment Agreement with Nina Momtazee Sitzer effective June 10, 2019, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 14, 2019, SEC File No. 000-55605

10.50	Form of Time-Based Restricted Stock Unit Agreement (Employees), incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 12, 2020, SEC File No. 000-55605

10.51	Form of Time-Based Restricted Stock Unit Agreement (NEOs), incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 12, 2020, SEC File No. 000-55605

10.52	Form of Restricted Stock Agreement for Directors, incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 7, 2020, SEC File No. 000-55605

10.53	Termination Letter Agreement, dated as of October 29, 2020, by and among Cole Office & Industrial REIT (CCIT II), Inc. and Cole Corporate Income Management II, LLC, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on November 2, 2020, SEC File No. 000-55605

21.1**	Subsidiaries of Griffin Capital Essential Asset REIT, Inc.

23.1**	Consent of Ernst & Young LLP, independent registered public accounting firm, in respect of Griffin Capital Essential Asset REIT, Inc.

23.2**	Consent of Hogan Lovells US LLP regarding the legality of the securities being registered (included as part of the opinion filed as Exhibit 5.1 hereto and incorporated by reference)

23.3**	Consent of Hogan Lovells US LLP regarding tax matters relating to the reorganization (included as part of the opinion filed as Exhibit 8.1 hereto and incorporated by reference)

23.4**	Consent of Latham & Watkins LLP regarding tax matters relating to the reorganization (included as part of the opinion filed as Exhibit 8.2 hereto and incorporated by reference)

23.5**	Consent of Baker McKenzie LLP regarding the qualification of Griffin Capital Essential Asset REIT, Inc. as a real estate investment trust (included as part of the opinion filed as Exhibit 8.3 hereto and incorporated by reference)

23.6**	Consent of Morris, Manning & Martin, LLP regarding the qualification of Cole Office & Industrial REIT (CCIT II), Inc. as a real estate investment trust (included as part of the opinion filed as Exhibit 8.4 hereto and incorporated by reference)

23.7**	Consent of Deloitte & Touche LLP, independent registered public accounting firm, in respect of Cole Office & Industrial REIT (CCIT II), Inc.

24.1**	Power of Attorney

99.1*	Consent of Truist Securities, Inc.

99.2*	Consent of The CenterCap Group, LLC

99.3**	Consent of Richard H. Dozer

99.4**	Consent of P. Anthony Nissley

99.5**	Consent of James F. Risoleo

99.6*	Form of Proxy Card of Cole Office & Industrial REIT (CCIT II), Inc.

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Previously filed.

Item 22. Undertakings

(a)

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements filed in reliance on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424, (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant, (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)

The undersigned registrant hereby undertakes that, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(g)

The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(j)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California, on December 10, 2020.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT, INC.

By:	/s/ Michael J. Escalante
Michael J. Escalante
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael J. Escalante Michael J. Escalante	Chief Executive Officer and President and Director (Principal Executive Officer)	December 10, 2020

/s/ Javier F. Bitar Javier F. Bitar	Chief Financial Officer and Treasurer (Principal Financial Officer)	December 10, 2020

/s/ Bryan K. Yamasawa Bryan K. Yamasawa	Chief Accounting Officer (Principal Accounting Officer)	December 10, 2020

* Kevin A. Shields	Executive Chairman and Chairman of the Board of Directors	December 10, 2020

* Gregory M. Cazel	Independent Director	December 10, 2020

* Ranjit M. Kripalani	Independent Director	December 10, 2020

* Samuel Tang	Independent Director	December 10, 2020

* J. Grayson Sanders	Independent Director	December 10, 2020

* Kathleen S. Briscoe	Independent Director	December 10, 2020

* By:	/s/ Howard S. Hirsch
Howard S. Hirsch
Attorney-in-Fact